As filed with the U.S. Securities and Exchange Commission on February 15, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Blackstone Products, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3630	87-4411410
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

(650) 560-4753

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel L. Sheehan

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

(650) 560-4753

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Telephone: (212) 370-1300	Warren Lazarow, Esq. Jeeho M. Lee, Esq. Noah Kornblith, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025 Telephone: (650) 473-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☐

Accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Ackrell SPAC Partners I Co. is a Delaware corporation (“Ackrell”) and a special purpose acquisition company which completed its initial public offering of units of its securities on December 23, 2020. Ackrell is a party to a Business Combination Agreement dated December 22, 2021 with North Atlantic Imports, LLC, a Utah limited liability company d/b/a Blackstone Products (“Blackstone”), Blackstone Products, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of Ackrell (“NewCo”), Ackrell Merger Sub, Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of NewCo (“Merger Sub”), Roger Dahle (“Dahle”) and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI”). Dahle and NAI own all of the equity interests in Blackstone. Following the effectiveness of this registration statement, pursuant to Section 251 of the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into Ackrell with Ackrell as the surviving corporation, and as part of the transactions contemplated by the Business Combination Agreement, Ackrell will become a wholly-owned subsidiary of NewCo and the owners of all of the direct and indirect equity interests in Blackstone will receive shares of NewCo in exchange for their direct and indirect equity interests in Blackstone, which following the Business Combination will be owned by Ackrell. Consequently, upon consummation of the transactions contemplated by the Business Combination Agreement, NewCo will become the registrant and issue its shares of common stock and warrants to the former securityholders of Ackrell and the direct and indirect owners of the equity interests in Blackstone. Except as disclosed in the proxy statement/prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Blackstone’s parent company, Cowell International Inc. (“Cowell USA”). Only the shares of common stock and warrants of NewCo are being sold in this offering.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED                , 2022

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

To the Stockholders of Ackrell SPAC Partners I Co.:

You are cordially invited to attend the Special Meeting of Stockholders (the “Special Meeting”) of Ackrell SPAC Partners I Co. (“Ackrell”) on                 , 2022, at                 . In light of ongoing developments related to the novel coronavirus, after careful consideration, Ackrell has determined that the Special Meeting will be a virtual meeting conducted via live webcast in order to facilitate stockholder attendance while safeguarding the health and safety of Ackrell’s stockholders, directors and management team. You are cordially invited to attend the Special Meeting online by visiting https://www.cstproxy.com/ackrellspac/sm2022 and using a control number assigned by Continental Stock Transfer & Trust Company (“Continental”). The Special Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders of Ackrell (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. Only registered stockholders will be able to submit questions through the virtual meeting format, as further described in the accompanying proxy statement/prospectus.

At the Special Meeting, Ackrell’s stockholders will be asked to consider and vote on the following proposals:

Proposal 1:  The Business Combination Proposal—To consider and vote on a Proposal to approve a Business Combination Agreement dated December 22, 2021 (the “Business Combination Agreement”), by and among Ackrell, Blackstone Products, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ackrell (“NewCo”), Ackrell Merger Sub Inc., a newly formed Delaware corporation and wholly-owned subsidiary of NewCo (“Merger Sub”), North Atlantic Imports, LLC, a Utah limited liability company (“Blackstone”), Roger Dahle, an individual residing in Utah and holder of certain membership interests in Blackstone (“Dahle”) and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI” and, together with Dahle, the “Contributors”), pursuant to which Merger Sub will be merged with and into Ackrell, with Ackrell as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of NewCo, which will become the public company following the Merger. Immediately prior to the effective time of the Merger (the “Effective Time”), Blackstone will enter a redemption agreement with Cowell International Inc., a Utah corporation and a wholly-owned subsidiary of NAI (“Cowell USA”) and Dahle, pursuant to which Blackstone will redeem, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), certain of Blackstone’s membership interests held by Cowell USA in exchange for $100 million (the “Cowell Redemption”), which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100 million. Immediately following the Effective Time of the Merger, (i) NAI will contribute 45 shares of Cowell USA common stock, par value $1.00 per share (“Cowell USA common stock”) to NewCo and 33 shares of Cowell USA common stock to Ackrell (the “NAI Contributions”); (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock (the “NAI Redemption”); and (iii) Dahle will contribute all of his membership interests in Blackstone to NewCo (the “Dahle Contribution” and, together with the Merger, the Cowell Redemption, the NAI Contributions, the NAI Redemption and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement described below, current Ackrell stockholders will receive shares of NewCo common stock to replace their existing shares of Ackrell common stock. The outstanding Ackrell warrants, by their terms, will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock. The Contributors will receive shares of NewCo common stock in exchange for their direct and indirect membership interests.

The aggregate consideration to be paid in the transactions is based on a pre-money Blackstone equity valuation of approximately $721 million and will be made up of cash consideration and stock consideration as described in the accompanying proxy statement/prospectus. As consideration for the Business Combination (the “Business Combination Consideration”), (i) Ackrell will pay $150 million to NAI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of shares of NewCo common stock calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive a membership interest in Blackstone to be issued to Dahle will be assumed by NewCo (the “Assumed RSUs”), with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”

A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal 2: The Charter Amendments Proposal—To consider and vote on a Proposal to approve, in connection with the Business Combination, amendments to the certificate of incorporation of NewCo in the form appended to the accompanying proxy statement/prospectus as Annex B (the “NewCo A/R Charter”). The Charter Amendments Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Amendments Proposal will have no effect, even if approved by Ackrell stockholders. The Charter Amendments Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Charter Amendments Proposal.”

Proposal 3:  The NASDAQ Proposal—To consider and vote upon a Proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (i) NewCo securities to certain investors (the “PIPE Investors”) pursuant to the subscription agreements, dated December 22, 2021, entered into in connection with the Business Combination; and (ii) shares of NewCo common stock to the direct and indirect members of Blackstone pursuant to the Business Combination Agreement. The NASDAQ Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The NASDAQ Proposal.”

Proposal 4:  The Director Election Proposal—To consider and vote upon a Proposal to elect seven (7) directors, effective upon the Closing, to serve staggered terms on NewCo’s board of directors (the “NewCo Board”) until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Director Election Proposal.”

Proposal 5:  The Incentive Plan Proposal—To consider and vote on a Proposal to approve the NewCo 2022 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying proxy statement/prospectus as Annex C. The NewCo Board intends to adopt the Incentive Plan, subject to approval by the stockholders of Ackrell, effective immediately prior to the Closing, to be used by NewCo after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 5: The Incentive Plan Proposal.”

Proposal 6: The ESPP Proposal—To consider and vote on a Proposal to approve the NewCo Employee Stock Purchase Plan (the “ESPP”), in the form appended to the accompanying proxy statement/prospectus as Annex D. The NewCo Board intends to adopt the ESPP, subject to the approval by Ackrell’s stockholders, effective immediately prior to the Closing for the purpose of providing NewCo with the ability to grant eligible employees rights to purchase shares of NewCo common stock after the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 6: The ESPP Proposal.”

Proposal 7:  The Adjournment Proposal—To consider and vote upon a Proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Board of Directors of Ackrell (the “Ackrell Board”) that more time is necessary or appropriate to approve one or more Proposals at the Special Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 7: The Adjournment Proposal.”

It is anticipated that, upon completion of the Business Combination, assuming no redemptions are made, Ackrell’s public stockholders will own approximately 23% of the outstanding capital stock of NewCo, Ackrell SPAC Sponsors I LLC, Ackrell’s sponsor (the “Sponsor”) and its affiliates, Ackrell’s current independent directors and EBC (collectively, the “Initial Stockholders”) will own approximately 9% of NewCo, the PIPE Investors will own approximately 5% of NewCo and NAI and Dahle will own approximately 63% of NewCo. If the maximum number of redemptions permitted under the Business Combination Agreement are made, Ackrell’s public stockholders will own approximately 15% of the outstanding capital stock of NewCo, the Initial Stockholders will own approximately 10% of NewCo, the PIPE Investors will own approximately 6% of NewCo and NAI and Dahle will own approximately 69% of NewCo. These percentages are calculated based on a number of additional assumptions (as described in the accompanying proxy statement/prospectus) and are subject to adjustments in accordance with the terms of the Business Combination Agreement.

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

NewCo intends to list the NewCo common stock and NewCo warrants on the Nasdaq Global Market under the symbols “BLKS” and “BLKSW,” respectively, upon the closing of the Business Combination.

The Initial Stockholders, officers and other directors of Ackrell have agreed to vote any shares of Ackrell common stock held by them in favor of the Business Combination. Currently, the Sponsor and certain of Ackrell’s directors and officers own approximately 21.6% of the issued and outstanding shares of Ackrell common stock. The Ackrell Board has fixed the close of business on                 , 2022 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting or any postponement or adjournment thereof. Stockholders should carefully read the accompanying Notice of Special Meeting and proxy statement/prospectus for a more complete statement of the proposals to be considered at the Special Meeting.

Ackrell is providing the accompanying proxy statement/prospectus and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read the accompanying proxy statement/prospectus carefully.

You should read the “Risk Factors” section of the accompanying proxy statement/prospectus and the other information contained in the accompanying proxy statement/prospectus for a discussion of factors you should consider carefully before making an investment decision.

The Ackrell Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee” or the “Blackstone Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the Ackrell Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The Ackrell Board, based in part upon the unanimous recommendation of the Special Committee, has adopted and approved the Business Combination Agreement and recommends that Ackrell stockholders vote “FOR” all of the proposals presented to Ackrell stockholders at the Special Meeting. In arriving at its recommendations, the Ackrell Board and the Special Committee carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendation of the Special Committee and the Ackrell Board, you should keep in mind that directors and officers of Ackrell have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal—Interests of Ackrell’s Sponsor, Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus.

Pursuant to Ackrell’s Amended and Restated Certificate of Incorporation, its public stockholders have redemption rights in connection with the Business Combination. Ackrell’s public stockholders are not required to affirmatively vote for or against the Business Combination, or at all, to redeem their subunits. This means that public stockholders who hold our subunits on or before                , 2022 (two (2) business days before the Special Meeting) will be eligible to elect to have their subunits redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not shares of common stock included in such subunits are voted at the Special Meeting. Public stockholders who redeem their subunits for their pro rata share of the Trust Account will continue to have the right to exercise any warrants held by them which are not included in a subunit, but will automatically forfeit the warrants included in the redeemed subunits. Ackrell public stockholders should carefully refer to the accompanying proxy statement/prospectus for the requirements and procedures of redemption.

By Order of the Board,

Michael Ackrell

Chairman of the Board

Each of Ackrell and Blackstone is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                , 2022 and will first be mailed to the stockholders of Ackrell on or about                 , 2022.

ACKRELL SPAC PARTNERS I CO.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

NOTICE OF SPECIAL MEETING

OF STOCKHOLDERS OF ACKRELL SPAC PARTNERS I CO.

TO BE HELD ON                , 2022

TO THE STOCKHOLDERS OF ACKRELL SPAC PARTNERS I CO.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Special Meeting”) of Ackrell SPAC Partners I Co. (“Ackrell”) will be held on                , 2022, at                 . In light of ongoing developments related to the novel coronavirus, after careful consideration, Ackrell has determined that the Special Meeting will be a virtual meeting conducted via live webcast in order to facilitate stockholder attendance while safeguarding the health and safety of Ackrell’s stockholders, directors and management team. You are cordially invited to attend the Special Meeting online by visiting https://www.cstproxy.com/ackrellspac/sm2022 and using a control number assigned by Continental Stock Transfer & Trust Company (“Continental”). The Special Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders of Ackrell (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. Only registered stockholders will be able to submit questions through the virtual meeting format, as further described in the accompanying proxy statement/prospectus.

At the Special Meeting, Ackrell stockholders will be asked to consider and vote on the Proposals:

Proposal 1:  The Business Combination Proposal—To consider and vote on a Proposal to approve a Business Combination Agreement dated December 22, 2021 (the “Business Combination Agreement”), by and among Ackrell, Blackstone Products, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ackrell (“NewCo”), Ackrell Merger Sub Inc., a newly formed Delaware corporation and wholly-owned subsidiary of NewCo (“Merger Sub”), North Atlantic Imports, LLC, a Utah limited liability company (“Blackstone”), Roger Dahle, an individual residing in Utah and holder of certain membership interests in the Blackstone (“Dahle”) and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI”, and together with Dahle, the “Contributors”), pursuant to which Merger Sub will be merged with and into Ackrell, with Ackrell as the surviving corporation (the “Merger”) and a wholly-owned subsidiary of NewCo, which will become the public company following the Merger. Immediately prior to the effective time of the Merger (the “Effective Time”), Blackstone will enter a redemption agreement with Cowell International Inc., a Utah corporation and a wholly-owned subsidiary of NAI (“Cowell USA”) and Dahle, pursuant to which Blackstone will redeem, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), certain of Blackstone’s membership interests held by Cowell USA in exchange for $100 million (the “Cowell Redemption”), which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100 million. Immediately following the Effective Time of the Merger, (i) NAI will contribute 45 shares of Cowell USA common stock, par value $1.00 per share (“Cowell USA common stock”) to NewCo and 33 shares of Cowell USA common stock to Ackrell (the “NAI Contributions”); (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock (the “NAI Redemption”); and (iii) Dahle will contribute all of his membership interests in Blackstone to NewCo (the “Dahle Contribution”, and together with the Merger, the Cowell Redemption, the NAI Contributions, the NAI Redemption and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement described below, current Ackrell stockholders will receive shares of NewCo common stock to replace their existing shares of Ackrell common stock. The outstanding Ackrell warrants, by their terms, will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock. The Contributors will receive shares of NewCo common stock in exchange for their membership interests.

The aggregate consideration to be paid in the Business Combination is based on a pre-money Blackstone equity valuation of approximately $721 million and will be made up of cash consideration and stock consideration as described in the accompanying proxy statement/prospectus. As consideration for the Business Combination (the “Business Combination Consideration”), (i) Ackrell will pay $150 million to NAI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of shares of NewCo common stock calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive a membership interest in Blackstone to be issued to Dahle will be assumed by NewCo (the “Assumed RSUs”), with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”

A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Proposal 2: The Charter Amendments Proposal—To consider and vote on a Proposal to approve, in connection with the Business Combination, amendments to the certificate of incorporation of NewCo in the form appended to the accompanying proxy statement/prospectus as Annex B. The Charter Amendments Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Amendments Proposal will have no effect, even if approved by Ackrell stockholders. The Charter Amendments Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 2: The Charter Amendments Proposal.”

Proposal 3:  The NASDAQ Proposal—To consider and vote upon a Proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of (i) shares of NewCo securities to certain investors (the “PIPE Investors”) pursuant to the subscription agreements, dated December 22, 2021, entered into in connection with the Business Combination; and (ii) shares of NewCo common stock to the direct and indirect members of Blackstone pursuant to the Business Combination Agreement. The NASDAQ Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 3: The NASDAQ Proposal.”

Proposal 4: The Director Election Proposal—To consider and vote upon a Proposal to elect seven (7) directors, effective upon the Closing, to serve staggered terms on NewCo’s board of directors (the “NewCo Board”) until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: The Director Election Proposal.”

Proposal 5: The Incentive Plan Proposal—To consider and vote on a Proposal to approve the NewCo 2022 Equity Incentive Plan (the “Incentive Plan”), in the form appended to the accompanying proxy statement/prospectus as Annex C. The NewCo Board intends to adopt the Incentive Plan, subject to approval by the stockholders of Ackrell, effective immediately prior to the Closing, to be used by NewCo after the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 5: The Incentive Plan Proposal.”

Proposal 6: The ESPP Proposal—To consider and vote on a Proposal to approve the NewCo Employee Stock Purchase Plan (the “ESPP”), in the form appended to the accompanying proxy statement/prospectus as Annex D. The NewCo Board intends to adopt the ESPP, subject to the approval by Ackrell’s stockholders, effective immediately prior to the Closing for the purpose of providing NewCo with the ability to grant eligible employees rights to purchase shares of NewCo common stock after the Closing. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 6: The ESPP Proposal.”

Proposal 7: The Adjournment Proposal—To consider and vote upon a Proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the Ackrell Board that more time is necessary or appropriate to approve one or more Proposals at the Special Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 7: The Adjournment Proposal.”

Only holders of record of our subunits or common stock at the close of business on                 , 2022 (the “Record Date”) are entitled to notice of the Special Meeting and to vote at the Special Meeting and any adjournments or postponements of the Special Meeting. A complete list of Ackrell stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of Ackrell for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting.

Pursuant to Ackrell’s Amended and Restated Certificate of Incorporation (the “Ackrell Charter”), Ackrell is providing its public stockholders with the opportunity to redeem, upon the closing of the Business Combination, Ackrell’s subunits then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the closing of the Business Combination) in the Trust Account that holds the proceeds (including interest but less franchise and income taxes payable) of Ackrell’s initial public offering (the “Trust Account”). For illustrative purposes, based on funds in the Trust Account of $139,426,720 on September 30, 2021, the estimated per subunit redemption price would have been approximately $10.10 (net of income and franchise taxes).

It is anticipated that the per subunit redemption price will be approximately $10.10 (net of income and franchise taxes) at the closing of the Business Combination, which is anticipated to occur during the second quarter of 2022. Ackrell public stockholders are not required to affirmatively vote for or against the Business Combination, or at all, in order to redeem their subunits for cash. This means that public stockholders who hold Ackrell subunits on or before                 , 2022 (two (2) business days before the Special Meeting) will be eligible to elect to have their subunits redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not shares of common stock included in such subunits are voted at the Special Meeting. To redeem their subunits for cash, Ackrell public stockholders can demand Ackrell to redeem their public subunits into cash and tender their subunits to Ackrell’s transfer agent. Public stockholders who redeem their subunits for their pro rata share of the Trust Account will continue to have the right to exercise any warrants held by them which are not included in a subunit, but will automatically forfeit the warrants included in the redeemed subunits. Ackrell’s public stockholders should carefully refer to the accompanying proxy statement/prospectus for the requirements and procedures of redemption. Holders of Ackrell outstanding public warrants do not have redemption rights with respect to such securities in connection with the Business Combination. The holders of shares of Ackrell common stock issued prior to our IPO, which are referred to as “founder shares,” and the holders of subunits included within the units (“placement units”) purchased in a private placement (“Units Private Placement”) simultaneously with the consummation of the IPO, which are referred to as “placement subunits,” have agreed to waive their redemption rights with respect to any subunits they may hold in connection with the consummation of the Business Combination, and the founder shares and placement units will be excluded from the pro rata calculation used to determine the per-subunit redemption price. Currently, Ackrell SPAC Sponsors I LLC, Ackrell’s sponsor (the “Sponsor”), and certain of Ackrell’s directors and officers own approximately 21.6% of the issued and outstanding shares of Ackrell common stock. Ackrell’s Sponsor, directors and officers have agreed to vote any shares of Ackrell common stock owned by them in favor of the Business Combination Proposal.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the proxy statement/prospectus.

The Ackrell Board formed a special committee comprised entirely of independent and disinterested directors (the “Special Committee”) to consider and negotiate the terms and conditions of the Business Combination and to recommend to the Ackrell Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The Ackrell Board, based in part upon the unanimous recommendation of the Special Committee, has adopted and approved the Business Combination Agreement and recommends that Ackrell stockholders vote “FOR” all of the proposals presented to Ackrell stockholders at the Special Meeting.

You should read the “Risk Factors” section of the accompanying proxy statement/prospectus and the other information contained in the accompanying proxy statement/prospectus for a discussion of factors you should consider carefully before making an investment decision.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. Ackrell encourages you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call Ackrell at (650) 560-4753.

By Order of the Board,

Michael Ackrell
Chairman of the Board

            , 2022

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TRADEMARKS

This proxy statement/prospectus contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data and forecasts that Ackrell and Blackstone obtained or derived from internal company reports, independent third party publications and other industry data, including (1) Burshek Research & Consulting (“Burshek”): United States BBQ Grill Market 2020, an independent third-party market sizing report Blackstone commissioned in 2020 and (2) Burshek Research & Consulting: 2021 Tracking Study, an independent third-party market sizing report Blackstone commissioned in 2021. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above.

Although both Ackrell and Blackstone believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Statements as to industry position are based on market data currently available. While Ackrell and Blackstone are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, in this document:

“Ackrell” shall mean Ackrell SPAC Partners I Co., a Delaware corporation.

“Ackrell Board” shall mean the board of directors of Ackrell.

“Ackrell Charter” shall mean Ackrell’s Amended and Restated Certificate of Incorporation.

“Ackrell common stock” shall mean the common stock, par value $0.0001, of Ackrell.

“Ackrell IPO” shall mean Ackrell’s initial public offering.

“Ackrell Support Agreement” shall mean the agreement by and among Blackstone, the Sponsor and certain stockholders of Ackrell to, among other things, to vote their shares of Ackrell common stock in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, substantially in the form of Exhibit D to the Business Combination Agreement.

“Assumed RSU” shall mean the contingent right to receive a membership interest in Blackstone issued to Dahle pursuant to an Award Agreement dated                 ,     (the “Blackstone Award Agreement”), to be assumed by NewCo, subject to the same terms and conditions (including vesting terms) set forth in the Blackstone Award Agreement, except that the number of shares of NewCo common stock covered by the award shall be equal to the product of the RSU allocation percentage and the Blackstone Stock Consideration.

“Blackstone” shall mean North Atlantic Imports, LLC, a Utah limited liability company, d/b/a Blackstone Products, a leading producer of griddles and accessories for outdoor cooking.

“Blackstone Stock Consideration” shall mean a number of shares of NewCo common stock equal to the quotient of the Blackstone Stock Value divided by 10.

“Blackstone Stock Value” shall mean approximately $721 million less the $150 million Ackrell will pay to NAI as consideration for the contribution of Cowell USA common stock to Ackrell.

“Business Combination” shall mean the transactions contemplated by the Business Combination Agreement whereby, among other things, Ackrell and Blackstone, through a merger of Merger Sub with and into Ackrell, with Ackrell as the surviving corporation and a wholly-owned subsidiary of NewCo, are combined under NewCo.

“Business Combination Agreement” shall mean the Business Combination Agreement, dated as of December 22, 2021, by and among Ackrell, NewCo, Merger Sub, Blackstone, Dahle and NAI, as may be amended or supplemented from time to time.

“Business Combination Consideration” shall mean (i) Ackrell will pay $150 million to NAI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell USA will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of shares of NewCo common stock calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive a membership interest in Blackstone to be issued to Dahle will be assumed by NewCo (the “Assumed RSUs”), with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs.

“Business Combination Period” shall mean the period during which Ackrell can seek a target business with which to consummate its initial business combination, initially commencing December 23, 2020 and ending December 23, 2021, as extended until March 23, 2022, subject to a further three-month extension to June 23, 2022.

“Closing” shall mean the closing of the Business Combination.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Continental” shall mean Continental Stock Transfer & Trust Company, the transfer agent.

“Contributions” shall mean the NAI Contribution and the Dahle Contribution.

“Cowell” shall mean Cowell International Corp., the ultimate parent company of Blackstone.

“Cowell USA common stock” shall mean the 45 shares of Cowell USA common stock, par value $1.00 per share, that NAI contributes to Newco.

“Cowell Redemption” shall mean the redemption by Blackstone of certain of Blackstone’s membership interests held by Cowell USA (as defined below) in exchange for $100 million. Blackstone will enter into a redemption agreement with Cowell USA and Dahle, pursuant to which Blackstone will redeem, prior to the closing of the transactions contemplated by the Business Combination Agreement, certain of Blackstone’s membership interests held by Cowell USA in exchange for $100 million, which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100 million.

“Cowell USA” shall mean Cowell International Inc., a Utah corporation which owns 85% of the equity interests in Blackstone.

“Dahle” shall mean Roger Dahle, an individual residing in Utah and the founder, Chief Executive Officer and Manager of Blackstone who owns 15% of the equity interests in Blackstone.

“Dahle Contribution” shall mean the contribution by Dahle to NewCo immediately following the NAI Contribution of his membership interest in Blackstone in exchange for shares of NewCo common stock.

“Dahle Employment Agreement” shall mean the Employment Agreement between NewCo and Dahle.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“EBC” shall mean EarlyBirdCapital, Inc., the representative of the underwriters in the Ackrell IPO.

“Effective Time” shall mean the time when the Business Combination is consummated, upon the filing of the Certificate of Merger for the merger of Merger Sub with and into Ackrell with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL.

“Escrow Fund” shall mean the escrow account that will hold a certain additional number of shares of NewCo common stock to be transferred to the purchasers of Units in the event that the trading price of NewCo common stock (the “Trading Price”) during the measurement period specified in the Subscription Agreements is less than $10.00 (the “Make-Whole Payment”).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“founder shares” shall mean the 3,450,000 shares of Ackrell common stock owned by the Sponsor, Ackrell’s directors and EBC.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Act.

“Lock-Up Agreements” shall mean the agreements entered by NewCo with the Sponsor, NAI and Dahle substantially in the form of Exhibit B to the Business Combination Agreement.

“Merger” shall mean the merger of Merger Sub with and into Ackrell, with Ackrell as the surviving corporation, following which Ackrell will become a wholly-owned subsidiary of NewCo, as contemplated by the Business Combination Agreement.

“Merger Sub” shall mean Ackrell Merger Sub, Inc., a Delaware corporation, and a wholly-owned subsidiary of NewCo, formed for the purpose of the merger of Merger Sub with and into Ackrell, with Ackrell as the surviving corporation and following the Merger a wholly-owned subsidiary of NewCo, as contemplated by the Business Combination Agreement.

“NAI” shall mean North Atlantic Imports, Inc., which owns all of the outstanding shares of Cowell USA

“NAI Contribution” shall mean the capital contribution by NAI to NewCo immediately following the closing of the Merger of shares of common stock of Cowell USA in exchange for shares of NewCo common stock and $150 million.

“NewCo” shall mean Blackstone Products, Inc., a Delaware corporation.

“NewCo A/R Charter” shall mean the Amended and Restated Certificate of Incorporation of NewCo.

“NewCo Bylaws” shall mean the Amended and Restated Bylaws of NewCo.

“NewCo common stock” shall mean the common stock, par value $0.0001, of NewCo.

“PIPE Investment” shall mean the private placement of approximately (i) 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, or an aggregate purchase price of $31 million, with each Unit consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share; and (ii) $111 million principal amount of NewCo’s convertible notes (the “Convertible Notes”), for a purchase price equal to 100% of the principal amount thereof, in each case to occur immediately prior to the closing of the Business Combination.

“PIPE Investors” shall mean the purchasers of the Units and/or Convertible Notes in the PIPE Investment.

“placement shares” shall mean the shares of Ackrell common stock underlying the placement units issued in the Units Private Placement.

“placement subunits” shall mean the Ackrell subunits underlying the placement units, each placement subunit consisting of one share of Ackrell common stock and one-half of one warrant.

“placement units” shall mean the units sold to the Sponsor and EBC in the Units Private Placement.

“placement warrants” shall mean the warrants to purchase shares of Ackrell common stock underlying the placement units and placement subunits.

“Proposals” shall mean the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

“public shares” shall mean the shares of Ackrell common stock underlying the subunits included in the units sold in the Ackrell IPO.

“public subunits” shall mean the Ackrell subunits, each consisting of one share of Ackrell common stock and one-half of one redeemable warrant, included in the units sold in the Ackrell IPO.

“public units” shall mean the 13,800,000 Ackrell units, each consisting of a subunit and one-half of one redeemable warrant, sold for a purchase price of $10.00 per unit in the Ackrell IPO.

“public warrants” shall mean the warrants underlying the public units and public subunits issued in the Ackrell IPO.

“redeemable” shall mean, in respect of the public warrants, the ability of NewCo to redeem such public warrants after the closing of the proposed Business Combination, provided that certain other conditions as set forth in the warrant agreement between Continental and Ackrell are met.

“redemption” shall mean the right of the holders of the public subunits to have their subunits redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Registration Rights Agreement” shall mean the Amended and Restated Registration Rights Agreement by and among NewCo, Ackrell, NAI and Dahle in substantially the form of Exhibit A to the Business Combination Agreement.

“representative shares” shall mean the 380,000 shares of Ackrell common stock issued to EBC, representative of the underwriters in the IPO, in connection with the IPO.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Special Committee” shall mean the Special Committee of the Ackrell Board, composed of William Lamkin and Daniel Sheehan, independent directors of Ackrell.

“Special Meeting” shall mean the special meeting of the stockholders of Ackrell, to be held on                 , 2022 at                 , which will be a virtual meeting conducted via live webcast.

“Sponsor” shall mean Ackrell SPAC Sponsors I LLC, a Delaware limited liability company.

“Trust Account” shall mean the trust account of Ackrell, which holds the net proceeds of the Ackrell IPO, together with interest earned thereon, less amounts released to pay franchise and income tax obligations, along with the $1,380,000 ($0.10 per unit) deposited for the extension of the Business Combination Period to March 23, 2022.

“Units” shall mean the 3,100,000 units issued to PIPE Investors, consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share.

“Units Private Placement” shall mean the private placement of units, consisting of a subunit and one-half warrant to purchase a share of Ackrell common stock consummated simultaneously with the Ackrell IPO in which Ackrell issued 470,000 placement units to the Sponsor and 69,000 placement units to EBC.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled “Questions and Answers About the Proposals,” summarizes certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

Ackrell

Ackrell is a special purpose acquisition company incorporated on September 11, 2018 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more businesses or assets.

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

Ackrell’s principal executive office is located at 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753.

Sponsor

Ackrell SPAC Sponsors I LLC, a Delaware limited liability company, is the sponsor of Ackrell and currently owns 21.3% of the issued and outstanding shares of common stock of Ackrell. Stephen Cannon, Chief Operating Officer and President of Ackrell, is the managing member of the Sponsor.

NewCo

NewCo is a wholly-owned subsidiary of Ackrell and is the owner of all of the issued and outstanding shares of the capital stock of Merger Sub. NewCo was incorporated under the laws of the State of Delaware on December 15, 2021. NewCo owns no material assets other than the shares of Merger Sub and it does not operate any business. The mailing address of NewCo’s principal executive office is 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753.

Blackstone

Blackstone is a Utah limited liability company organized on May 12, 2008 under the name North Atlantic Imports, LLC (d/b/a Blackstone). Blackstone introduced griddling to the backyard, as an innovator and leader of this emerging category of outdoor cooking. In addition to griddles, Blackstone offers a wide range of branded accessories, such as covers, spatulas, basting domes, cleaning kits, bacon presses and egg rings, and branded consumable products, such as spice blends, sauces, griddle conditioner, grease cup liners and non-stick spray, that drive recurring revenue. Blackstone’s principal executive offices are located at 1073 W. 1700 N., Logan, Utah 84321 and its telephone number is (435) 252-3030. Blackstone’s website is http://www.blackstoneproducts.com. Information contained on or accessible through Blackstone’s website is not part of this proxy statement/prospectus, and the inclusion of Blackstone’s website address in this proxy statement/prospectus is an inactive textual reference only.

Merger Sub

Merger Sub is a wholly-owned subsidiary of NewCo formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated under the laws of the State of Delaware on December 15, 2021. Merger Sub owns no material assets and does not operate any business. Merger Sub’s principal executive office is 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753. After the consummation of the Business Combination, it will cease to exist.

Cowell USA

Cowell USA, a Utah corporation incorporated on November 21, 2014, is a wholly-owned subsidiary of NAI and the owner of 85% of the equity interests in Blackstone. Cowell USA has an address at 1073 W. 1700 N., Logan, Utah 84321.

Roger Dahle

Roger Dahle is the founder, Chief Executive Officer and Manager of Blackstone and owns 15% of the equity interests in Blackstone.

Consideration to the Sellers in the Business Combination

Pursuant to the Business Combination, upon the Closing, NAI will contribute its equity interests in Cowell USA to Ackrell in exchange for 20,350,681 shares of NewCo common stock and $150,000,000 in cash and Roger Dahle will contribute his membership interest in Blackstone to NewCo in exchange for 35,293,854 shares of NewCo common stock in each case taking into account the Assumed RSUs, and then NewCo will issue shares of NewCo common stock and warrants to purchase shares of NewCo common stock to the stockholders of Ackrell in exchange for their subunits and warrants of Ackrell.

Reasons for the Business Combination

The Special Committee and Ackrell Board, in evaluating the Business Combination, consulted with Ackrell’s management and its financial and legal advisors. In reaching its resolution (i) that the Business Combination Agreement and the transactions contemplated thereby are advisable and in the best interests of Ackrell and (ii) to recommend that the Ackrell stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the Special Committee and Ackrell Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Special Committee and Ackrell Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Special Committee and Ackrell Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Ackrell Board’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Ackrell Board considered several factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

Large, Growing and Global Industry

The outdoor cooking industry is large, growing and global – and is being increasingly disrupted by innovative products, technologies and cooking styles. The outdoor cooking industry has predominantly been comprised of slower growing, legacy product segments, such as gas and charcoal grills, and faster growing, more innovative product segments, such as pellet smokers and griddles. Based on a survey conducted by Burshek, the griddle market is expected to be the fastest growing segment of the outdoor cooking industry in the United States with the market share of griddles expected to double from 8% in 2019 to 16% in 2023.

Blackstone’s Pioneering Brand and Market Leader Position Driven by First-Mover Advantage and Product Innovation

Blackstone introduced the griddle method of outdoor cooking to consumers and its products pioneered griddle cooking and feature innovative and patented designs, including the rear grease management system, which Blackstone believes provides a significant intellectual property advantage. Blackstone has sold more than 6.7 million griddles in the United States since 2016 and, according to Burshek, currently has 80% of the U.S. griddle market share. Blackstone holds 28 U.S. issued patents and has 30 U.S. patent applications pending, which it believes are the most in the griddle category. Blackstone expects to continue to drive innovation in the griddle category, launch new products, add additional features to its existing products and expand into ancillary areas of the home cooking market.

Blackstone’s Long-Standing and Strong Relationships with Key Retailers

Blackstone has strong relationships with the leading retailers in the outdoor cooking market and with category leaders in the independent and club retail channel and in the specialist retail channel. Blackstone has long-standing relationships with many of its customers, as more than 85% of Blackstone’s net revenue in 2020 was derived from customers with which Blackstone has had a relationship for five or more years. In addition to expanding the number of its customers, Blackstone has increased its presence with existing customers.

Blackstone’s Committed and Experienced Management Team

Blackstone is led by an experienced management team that has deep industry relationships and experience in sales and marketing, product development and supply chain management. Based on his extensive experience in product sales, Mr. Dahle, Blackstone’s founder and CEO, identified the market opportunity for a high-quality griddle and had the vision to launch the original 36” Blackstone Griddle in 2008. Post-closing of the proposed Business Combination, Mr. Dahle will be the largest stockholder of the combined company (assuming the vesting in full of the Assumed RSUs) and has agreed to lock up his equity stake for a period of time following the consummation of the Business Combination.

Blackstone’s Growth Prospects

Blackstone’s growth prospects are multi-faceted and include, but are not limited to, the opportunity to increase market penetration, expand internationally, introduce new products, grow recurring revenue and increase direct-to-consumer sales.

Due Diligence

Due diligence examinations of Blackstone and discussions with Blackstone’s management team and Ackrell’s financial and legal advisors concerning Ackrell’s due diligence examination of Blackstone.

Blackstone’s Financial Condition

The Ackrell Board considered factors such as Blackstone’s historical financial results, balance sheet items and outlook, including its current prospects for growth if Blackstone achieves its business plan. The Ackrell Board also considered how Blackstone’s financial metrics compared to publicly-traded companies in the outdoor cooking industry. In reviewing these factors, the Ackrell Board noted that Blackstone is well positioned to gain domestic market share in the outdoor cooking industry and expand its international footprint while continuing to improve its margins.

Fairness Opinion

The Ackrell Board considered the fact that the Blackstone Special Committee received an opinion from Duff & Phelps to the effect that, as of the date of such opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the aggregate consideration to be issued and paid by Ackrell and Newco in the transaction, was fair to Ackrell, from a financial point of view.

PIPE Investment

Third-party investor interest in the PIPE Investment served as validation of the valuation and opportunity represented by a transaction with Blackstone.

Other Alternatives

The Ackrell Board believes, after a thorough review of other business combination opportunities reasonably available to Ackrell, that the proposed Business Combination represents the best potential business combination for Ackrell and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets.

The Ackrell Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

Macroeconomic Risks

Macroeconomic uncertainty, including the continuing impact of the COVID-19 pandemic and international supply chain constraints, and the effects it could have on Blackstone financial performance post-Closing.

Business Plan and Projections May Not Be Achieved

The risk that Blackstone may not be able to execute on its business plan, and realize the financial performance as set forth in the financial projections described below under “—Certain Unaudited Projected Financial Information”, in each case, presented to Ackrell’s management team and the Ackrell Board.

Redemption Risk

The potential that a significant number of Ackrell’s stockholders elect to redeem their public subunits prior to the consummation of the Business Combination and pursuant to Ackrell’s amended and restated certificate of incorporation (the “Ackrell Charter”), which would potentially make the Business Combination more difficult or impossible to complete.

Stockholder Vote

The risk that Ackrell’s stockholders may fail to provide the votes necessary to effect the Business Combination.

Closing Conditions

The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Ackrell’s control.

Litigation

The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could indefinitely enjoin consummation of the Business Combination or otherwise result in Ackrell being unable to effect a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months).

Listing Risks

The challenges associated with preparing Blackstone, a private entity, for the applicable disclosure and listing requirements to which Blackstone will be subject as a publicly traded company on Nasdaq.

Benefits May Not Be Achieved

The risks that the potential benefits of the Business Combination may not be achieved or may not be achieved within the expected timeframe.

Liquidation of Ackrell

The risks and costs to Ackrell if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Ackrell being unable to effect a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months).

Growth Initiatives May Not be Achieved

The risk that Blackstone’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

Board and Independent Committees

The risk that Blackstone’s board of directors post-Closing and independent committees do not possess adequate skills set within the context of Blackstone operating as a public company.

Ackrell Stockholders Receiving a Minority Position in Blackstone

The risk that Ackrell stockholders will hold a minority position in the combined company.

Other Risks Factors

Various other risk factors associated with the business of Blackstone, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Special Committee and Ackrell Board is not intended to be exhaustive but does set forth the principal factors considered by the Special Committee and Ackrell Board. The Ackrell Board concluded that the potential benefits that it expected Ackrell and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Ackrell Board determined that the Business Combination Agreement and the Business Combination and other transactions contemplated therein were advisable, fair to and in the best interests of Ackrell and its stockholders.

Certain Unaudited Projected Financial Information

In connection with the Ackrell Board’s evaluation of the Business Combination, Blackstone’s management provided to Ackrell and the Blackstone Special Committee Blackstone’s internally prepared financial forecasts for fiscal years ending December 31, 2021 through 2024 (the “Forecasts”). The Forecasts were prepared as of December 4, 2021 by Blackstone management. The summary information from the Forecasts is included in the table below because such information was considered by the Special Committee and the Ackrell Board for purposes of evaluating the Business Combination and, at the direction of the Blackstone Special Committee, was used and relied upon by Duff & Phelps for purposes of its financial analyses and opinion to the Blackstone Special Committee. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals.

Blackstone’s management relied on numerous assumptions to derive the Forecasts described below, including conversations with retailers, receipt and timing of purchase orders, market size, market penetration, pricing and cost structure, and new product pipeline, among others. The projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond Ackrell’s and Blackstone’s control, instead of historical operating results. In addition, long-term financial projections are subject to increased uncertainty and risk that they will not be achieved. None of the Forecasts should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or GAAP for the preparation and presentation of prospective financial information, but, in the view of Blackstone’s management, was prepared on a reasonable basis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The combined company will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

There can be no assurance that the Forecasts will be realized or that actual results will not be significantly higher or lower than projected. Since the Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. These Forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Certain of the measures included in the projected financial information are non-GAAP financial measures, including Adjusted EBITDA, adjusted EBITDA margin and free cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Blackstone are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

Adjusted EBITDA in the Forecasts is defined as net income (loss) adjusted to exclude net interest expense, provision for income taxes, depreciation and amortization, business transformation fees, stock-based compensation expenses and non-operating (income)/expenses. Business transformation fees include costs associated with the Business Combination, such as accounting, auditing, legal, financial advisory and investor and public relations activities. Non-operating (income)/expenses include gains (losses) on disposal of property, plant and equipment and other miscellaneous (income) expenses. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of net revenue. Adjusted EBITDA and adjusted EBITDA margin should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss).

Free cash flow is defined as adjusted EBITDA less capital expenditures.

A summary of the financial forecast information regarding Blackstone’s anticipated future operations for fiscal years ending December 31, 2021 through 2024 is set forth below.

(in thousands, except percentages)	Budget 2021	Projected 2022	Projected 2023	Projected 2024
Adjusted Income Statement
Net Revenue	$457,987	$607,712	$838,661	$1,168,444
Growth (%)	56.4%	32.7%	38.0%	39.3%
Cost of Goods Sold	$(365,776)	$(475,565)	$(631,121)	$(861,391)
Gross Profit	$92,921	$132,146	$207,540	$307,053
Gross Profit margin (%)	20.1%	21.7%	24.7%	26.3%
Operating Expenses	$(37,184)	$(61,023)	$(88,767)	$(126,612)
Operating Profit	$55,027	$71,123	$118,773	$180,442
Adjusted EBITDA	$58,206	$81,072	$131,283	$195,704
Adjusted EBITDA margin (%)	12.7%	13.3%	15.7%	16.7%
Capital Expenditures	$(5,573)	$(23,280)	$(35,257)	$(14,541)
Free Cash Flow	$52,633	$57,792	$96,027	$181,163

The Forecasts included in this proxy statement/prospectus have been prepared by, and is the responsibility of, Blackstone’s management. The Forecasts have not been audited. Neither the independent registered public accounting firms of Ackrell nor Blackstone has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither of them have expressed an opinion or any other form of assurance with respect thereto.

The Forecasts are included in this proxy statement/prospectus solely to provide Ackrell stockholders access to information made available in connection with the Ackrell Board’s evaluation of the proposed Business Combination. The report of Marcum LLP included in this proxy statement/prospectus relates to historical financial information of Cowell USA, Blackstone’s parent company. It does not extend to the Forecasts and should not be read as if it does. You are encouraged to review the financial statements of Blackstone included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The Forecasts were prepared in good faith by Blackstone’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the Forecasts reflect numerous estimates and assumptions made by Blackstone’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Blackstone’s business, all of which are difficult to predict and many of which are beyond Blackstone’s control. Specifically, the material assumptions and estimates include but are not limited to:

•

continued expansion of the Company’s addressable market as griddles attract new customers to the outdoor cooking industry and continue to take market share from traditional gas, charcoal and pellet grills and other outdoor cooking appliances;

•

increase in net revenue attributable to further penetration of existing retailers driven by increased investment in marketing to further brand awareness and market education, and continued investment in research and development to maintain an industry leading, patent-protected, product portfolio;

•	selected introduction of new products and product categories, supplemented by expansion into new international markets;

•	expansion of gross margin, primarily attributable to favorable product mix and new product introductions, diversification of the supply chain and channel mix shifting towards direct-to-consumer sales;

•

increase in operating expenses driven by international expansion, further investment in marketing, increased spending on research and development for new product development, and the addition of public company expenses; and

•	expectations of a stable competitive environment without significant new entrants or shifts in pricing strategy within the forecast horizons.

The assumptions and estimates underlying the Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Neither Ackrell nor Blackstone generally publishes its business plans and strategies or makes external disclosures of its anticipated financial condition or results of operations. Ackrell and Blackstone have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither Ackrell, Blackstone nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Ackrell, Blackstone or the combined company.

Opinion of Financial Advisor to the Special Committee

On October 19, 2021, Ackrell retained Duff & Phelps, A Kroll Business Operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to Ackrell to provide to the Special Committee a fairness opinion in connection with the Business Combination. On December 19, 2021, Duff & Phelps delivered its opinion, dated December 19, 2021 (the “Opinion”), to the Special Committee that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the aggregate consideration to be issued and paid by NewCo and Ackrell in the NAI Contributions and the Dahle Contribution, taken together, after giving effect to the Merger, the NAI Redemption and the Cowell Redemption, was fair to Ackrell, from a financial point of view.

In selecting Duff & Phelps, the Special Committee considered, among other things, the fact that Duff & Phelps is a reputable investment banking firm and a global leader in providing fairness opinions to boards of directors. Duff & Phelps is continuously engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion, which is attached hereto as Annex G and describes the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Duff & Phelps in connection with such Opinion. However, neither the Opinion nor the summary of the Opinion set forth herein constitute a recommendation as to how the Special Committee, the Ackrell Board or any equityholder of Ackrell should vote or act with respect to any matters relating to the Business Combination including, without limitation, whether any holder of Ackrell common stock should redeem their shares of Ackrell common stock, or whether to proceed with the Business Combination or any related transaction.

Business Combination Agreement and Related Agreements

Business Combination Agreement

On December 22, 2021, Ackrell, Blackstone, NewCo, Merger Sub, Dahle and NAI entered into the Business Combination Agreement. If the Business Combination Agreement is adopted and the Business Combination is consummated, Merger Sub will merge with and into Ackrell with Ackrell as the surviving corporation. Ackrell will be a wholly-owned subsidiary of NewCo and the owner of Blackstone following the Business Combination. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Amended Registration Rights Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Ackrell, certain stockholders of Ackrell (collectively, the “Initial Investors”), NAI and Dahle entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Initial Investors and the undersigned parties listed under “Holder” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Registration Rights Agreement) of NewCo. The Registration Rights Agreement would supersede the registration rights agreements between Ackrell and certain of the Initial Investors.

Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain stockholders of Ackrell entered into a Lock-up Agreement with NewCo (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each party thereto agreed to a 180-day lock-up of its restricted NewCo securities following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement.

Ackrell Stockholder Support Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Ackrell, Blackstone and certain Ackrell stockholders entered into Stockholder Support Agreements (the “Ackrell Stockholder Support Agreements”). Pursuant to the Ackrell Stockholder Support Agreements, each Ackrell stockholder party thereto will agree, among other things, to vote its shares of Ackrell common stock in favor of the adoption an approval of the Business Combination Agreement and the transactions.

Private Placement Agreements

Subscription Agreements

In connection with the proposed business combination between Ackrell and Blackstone, Ackrell and NewCo entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which NewCo agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share, and approximately $111 million principal amount of NewCo convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture (the “Indenture”) containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements, absence of a material adverse effect on Ackrell, NewCo or Blackstone, the operation of Blackstone’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the Business Combination, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Business Combination. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors. A copy of the form of Subscription Agreement with the PIPE Investors purchasing Units is attached to this proxy statement/prospectus as Annex F.

Transferor Agreement

As an inducement to enter into the Subscription Agreements, the Sponsor, NAI and Dahle (the “Transferors”) have agreed, pursuant to a Transferor Agreement entered into contemporaneously with the execution and delivery of the Business Combination Agreement, to effect a transfer of a certain number of shares of NewCo common stock to purchasers of Units in the PIPE Investment concurrently with the consummation of the purchase of the Units. The Transferors have also agreed that a certain additional number of shares of NewCo common stock (which will be deposited and held in an escrow account (the “Escrow Fund”)) that will be transferred to the purchasers of Units in the event that the trading price of NewCo common stock (the “Trading Price”) during the measurement period specified in the Subscription Agreements is less than $10.00 (the “Make-Whole Payment”). In the event a Make-Whole Payment is required to be made, the number of shares of NewCo common stock to be transferred from the Escrow Fund shall be determined using a formula set forth in the Subscription Agreement; provided that the amount of shares of NewCo common stock in the Make-Whole Payment shall be determined based upon a Trading Price between $5.75 and $10.00 per share, with more shares being transferred from the Escrow Fund as the Trading Price decreases. If the Trading Price is greater than $10.00 per share, no Make-Whole Payment shall be required. If the Trading Price is lower than $5.75 per share, no additional Make-Whole Payment shall be required to account for the difference between $5.75 per share and the actual Trading Price. Any shares of NewCo common stock remaining in the Escrow Fund following the Make-Whole Payment will be returned to the Transferors.

Warrant Agreement

The warrants will be issued pursuant to a warrant agreement to be entered into at the Closing of the Merger and, together with the other transactions contemplated by the Business Combination Agreement. Each whole warrant will entitle the registered holder to purchase one share of NewCo common stock at a price of $11.50 per share, subject to adjustment as set forth in the warrant agreement, at any time commencing on the issuance of the warrant until its expiration.

The warrants may be called for redemption by NewCo if at any time after their issuance until the expiration of the warrants, if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading-day period and if, and only if, there is a current registration statement in effect with respect to the shares of NewCo common stock underlying such warrants.

The exercise price and number of shares of NewCo common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend or NewCo’s recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of NewCo common stock at a price below their respective exercise prices.

Convertible Notes Indenture

The Convertible Notes will mature on April 15, 2027 unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 9.875% per annum payable in a combination of cash and “payments-in-kind” (“PIK”). Prior to the second anniversary following the closing date of the Convertible Notes offering, 50% of the interest will be paid in cash with the remaining 50% to be paid in PIK or, at NewCo’s option, cash. On and after the second anniversary of the closing date of the Convertible Notes offering, all interest will be paid in cash. However, if any such amount of cash interest is not permitted under the terms of NewCo’s other credit facilities, the amount of permitted interest shall be paid in cash, and the remaining amount of interest will be paid in PIK. The amount that would otherwise have been paid in cash, but is paid in PIK, will be used to repay NewCo’s other credit facilities.

The Convertible Notes may be converted at any time (in whole or in part) into shares of NewCo common stock, at the option of the holder of such Convertible Note, at a price equal to the lesser of (i) $11.50 and (ii) a 15%

premium to the lowest per share price of any equity issued prior to or substantially simultaneously with the closing of the Merger (subject to customary adjustments).

NewCo will have the option to redeem all or any portion of the Convertible Notes after April 15, 2025 if certain conditions (including that the NewCo common stock is trading at or above $18.00 per share for at least 20 out of any 30 -day trading period and the redeemed portion does not exceed a specified level of the NewCo common stock trading volume over a specified period) are met. The Convertible Notes also contain default provisions, including provisions for potential acceleration of the Convertible Notes.

Structure of the Business Combination

The following diagrams sets forth the ownership structure of Blackstone before the Business Combination, the restructuring transactions prior to the Merger of Merger Sub with and into Ackrell, the contribution transactions by each of NAI and Dahle immediately after the Merger and the ownership structure of NewCo after the Business Combination and contribution transactions.

Structure of Blackstone Before the Business Combination

Existing Ownership of Blackstone

Restructuring Transactions

Step 1:

Step 2:

Step 3:

Step 4:

Contribution Transactions

Step 5:

Structure of NewCo After the Business Combination

Board of Directors of NewCo Following the Business Combination

Upon the consummation of the Business Combination, the NewCo Board of Directors (the “NewCo Board”) will be comprised of seven directors, of which five directors will be nominated by Blackstone, including the chief executive officer of NewCo, and two directors will be nominated by Ackrell, to be approved by Blackstone. Four directors shall be considered “independent” for Nasdaq listing purposes.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, although Ackrell will acquire all of the outstanding equity interests of Cowell USA in the Business Combination, Ackrell will be treated as the “acquired” company and Cowell USA will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Cowell USA issuing stock for the net assets of Ackrell, accompanied by a recapitalization. The net assets of Ackrell will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cowell USA. Cowell USA has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances (i) Cowell USA’s existing stockholders will have the greatest voting interest in NewCo; (ii) Cowell USA’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the NewCo; (iii) Cowell USA will comprise the ongoing operations of the NewCo; (iv) Cowell USA’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than Ackrell’s; and (v)  Cowell USA’s existing senior management will be the senior management of the NewCo.

Emerging Growth Company

Ackrell is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933 (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, it is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find Ackrell’s securities less attractive as a result, there may be a less active trading market for Ackrell’s securities and the prices of its securities may be more volatile or otherwise impacted.

NewCo will remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of the Ackrell IPO. However, if (a) NewCo’s total annual gross revenue is at least $1,070,000,000, (b) NewCo is deemed to be a large accelerated filer, which means the market value of NewCo common stock that is held by non-affiliates is at least $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter, or (c) NewCo’s non-convertible debt issued within a three-year period exceeds $1,000,000,000, NewCo would cease to be an emerging growth company as of the following fiscal year. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Proposals

Proposal 1: The Business Combination Proposal

Stockholders are requested to consider and vote on a proposal to approve the Business Combination Agreement, pursuant to which Merger Sub will be merged with and into Ackrell, with Ackrell as the surviving corporation of the Merger and a wholly-owned subsidiary of NewCo, which will become the public company following the Merger. Immediately prior to the Effective Time, Blackstone will enter a redemption agreement with Cowell USA and Dahle, pursuant to which Blackstone will redeem, prior to the Closing, certain of Blackstone’s membership interests held by Cowell USA in exchange for $100 million, which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100 million. Immediately following the Effective Time of the Merger, (i) NAI will contribute 45 shares of Cowell USA common stock to NewCo and 33 shares of Cowell USA common stock to Ackrell; (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock; and (iii) Dahle will contribute all of his membership interests in Blackstone to NewCo.

Upon consummation of the Merger and the other transactions contemplated by the Business Combination Agreement described below, current Ackrell stockholders will receive shares of NewCo common stock to replace their existing shares of Ackrell common stock. The outstanding Ackrell warrants, by their terms, will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock. The Contributors will receive shares of NewCo common stock in exchange for their direct and indirect membership interests of Blackstone. The aggregate consideration to be paid in the Business Combination is based on a pre-money Blackstone equity valuation of approximately $721 million and will be made up of cash consideration and stock consideration as described in this proxy statement/prospectus. As consideration for the Business Combination, (i) Ackrell will pay $150 million to NAI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell USA will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of shares of NewCo common stock calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive a membership interest in Blackstone to be issued to Dahle will be assumed by NewCo, with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs. The Business Combination Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”

Proposal 2: The Charter Amendments Proposal

Stockholders are requested to consider and vote on a proposal to approve, in connection with the Business Combination, amendments to the certificate of incorporation of NewCo in the form appended to this proxy statement/prospectus as Annex B (the “NewCo A/R Charter”). The Charter Amendments Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, then the Charter Amendments Proposal will have no effect, even if approved by Ackrell stockholders. The Charter Amendments Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 2: The Charter Amendments Proposal.”

Proposal 3: The NASDAQ Proposal

For purposes of complying with the applicable provisions of Nasdaq Listing Rules, stockholders are requested to vote upon the issuance of (i) NewCo securities to the PIPE Investors, pursuant to the PIPE Investment; and (ii) shares of NewCo common stock to NAI and Dahle pursuant to the Business Combination Agreement. The NASDAQ Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 3: The NASDAQ Proposal.”

Proposal 4: The Director Election Proposal

Stockholders are requested to consider and vote on a proposal to elect seven (7) directors, effective upon the Closing, to serve staggered terms on the NewCo Board until the first, second and third annual meetings of stockholders after the Closing, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause. The Director Election Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 4: The Director Election Proposal.”

Proposal 5: The Incentive Plan Proposal

Stockholders are requested to consider and vote on a proposal to approve the Incentive Plan, in the form appended to this proxy statement/prospectus as Annex C. The NewCo Board intends to adopt the Incentive Plan, subject to approval by the stockholders of Ackrell, effective immediately prior to the Closing, to be used by NewCo after the Closing. The Incentive Plan Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 5: The Incentive Plan Proposal.”

Proposal 6: The ESPP Proposal

Stockholders are requested to consider and vote on a proposal to approve the ESPP, in the form appended to this proxy statement/prospectus as Annex D. The NewCo Board intends to adopt the ESPP, subject to the approval by the stockholders of Ackrell, effective immediately prior to the Closing for the purpose of providing NewCo with the ability to grant eligible employees rights to purchase shares of NewCo common stock after the Closing. The ESPP Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 6: The ESPP Proposal.”

Proposal 7: The Adjournment Proposal

Stockholders are requested to consider and vote on a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if Ackrell is unable to consummate the Business Combination for any reason. The Adjournment Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 7: The Adjournment Proposal.”

Ackrell Special Meeting Information

Date and Time of Special Meeting

The Special Meeting will be held at 10:00 a.m., Eastern Time on                 , 2022, or at such other time, on such other date to which the meeting may be adjourned or postponed. The Special Meeting can be accessed by visiting https://www.cstproxy.com/ackrellspac/sm2022, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact Continental, the transfer agent of Ackrell.

Registering for the Special Meeting

As a registered stockholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Continental support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting                 , 2022 at 9:00 a.m., Eastern Time. Enter the URL address into your browser, https://www.cstproxy.com/ackrellspac/sm2022, enter your control number, name, and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Special Meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial owners, or investors who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number using the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have Internet capabilities, you can listen to the meeting by dialing (800) 450-7155 (toll-free), or if outside the U.S. and Canada (857) 999-9155 (standard rates apply). When prompted enter the pin number 1235070#. This phone number is listen-only; you will not be able to vote or enter questions during the meeting.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Ackrell common stock (including shares of Ackrell common stock underlying the subunits) as of the close of business on                 , 2022, which is the Record Date for the Special Meeting. You are entitled to one vote for each share of Ackrell common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the date of this proxy statement/prospectus, there were 18,169,000 shares of Ackrell common stock issued and outstanding, consisting of 13,800,000 shares originally sold as part of units in the IPO, 539,000 shares originally sold as part of units to the Sponsor and EBC in the Unit Private Placement that occurred simultaneously with the consummation of the IPO, 3,450,000 founder shares that were issued to the Sponsor and 380,000 shares issued to EBC prior to the IPO. Ackrell does not expect to issue any shares of common stock on or before the Record Date.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Ackrell stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding and entitled to vote at the special meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

Approval of the Business Combination Proposal and the Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding Ackrell common stock as of the Record Date. Accordingly, an Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal.

The NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the Special Meeting. Accordingly, an Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or the failure of an Ackrell stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will result in that stockholder’s shares not being counted toward the number of shares of Ackrell common stock required to validly establish a quorum, but if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Abstentions will also have no effect on the outcome of the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The Adjournment Proposal does not require the approval of any other proposal to be effective.

It is important for you to note that in the event that the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal do not receive the requisite vote for approval, then Ackrell will not consummate the Business Combination. If Ackrell does not consummate the Business Combination and fails to complete an initial business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months), Ackrell will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders.

Redemption Rights

Holders of public subunits may elect to have their subunits redeemed for cash at the applicable redemption price per share calculated in accordance with the Ackrell Charter. As of September 30, 2021, this would have amounted to approximately $10.10 per share (net of income and franchise taxes). It is anticipated that the per subunit redemption price will be approximately $10.10 (net of income and franchise taxes) at the closing of the Business Combination, which is anticipated to occur during the second quarter of 2022. If a holder exercises its redemption rights, then such holder will be exchanging its subunits issued in the Ackrell IPO which include the shares of Ackrell common stock underlying such subunits for cash and will no longer own shares of Ackrell common stock and the warrants underlying such subunits, and will not participate as a future shareholder of NewCo. Ackrell’s public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their subunits for cash. This means that public stockholders who hold Ackrell’s subunits on or before                 , 2022 (two (2) business days before the Special Meeting) will be eligible to elect to have their shares of Ackrell common stock underlying the subunits redeemed for cash in connection with the Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Special Meeting. To redeem their subunits for cash, our public stockholders can demand Ackrell to redeem their public subunits into cash and tender their public subunits to Ackrell’s transfer agent in accordance with the procedures described herein. See the section entitled “Special Meeting of Ackrell Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your subunits for cash.

Tax Consequences of the Business Combination

It is intended that the Business Combination will qualify as part of an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, which is referred to as the Code. If the Business Combination qualifies as part of an exchange described in Section 351, then U.S. Holders (as defined in the section entitled “Proposal 1: The Business Combination Proposal—Material U.S. Federal Income Tax Consequences”) of subunits who do not exercise their redemption rights and who participate in the Business Combination generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Ackrell common stock for NewCo common stock. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences of your participation in the Business Combination. See the section entitled “Proposal 1: The Business Combination Proposal—Material U.S. Federal Income Tax Consequences.”

Appraisal Rights of Ackrell Stockholders

Ackrell stockholders may have appraisal rights in connection with the Business Combination. If NewCo securities are not listed on a national securities exchange at the time the Business Combination is consummated, holders of shares of Ackrell common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. Holders of public subunits electing to exercise redemption rights will not be entitled to appraisal rights. Additionally, appraisal rights are not available to holders of public warrants. For additional information, including the procedures for properly demanding appraisal, see the section entitled “Special Meeting of Ackrell Stockholders—Appraisal Rights of Ackrell Stockholders.”

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Office of the Secretary of Delaware in connection with the Business Combination filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act and approval under the HSR Act, see the section entitled “Proposal 1: The Business Combination Proposal—Regulatory Matters.”

Proxy Solicitation

Ackrell is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone or in person. Ackrell and its directors and officers may also solicit proxies by facsimile or on the Internet. Ackrell’s directors and officers will not be paid any additional amounts for soliciting proxies. Ackrell will file with the SEC all scripts and other electronic communications as proxy soliciting materials.

Ackrell will pay the cost of soliciting proxies for the Special Meeting. Ackrell has engaged                  to assist in the solicitation of proxies for the Special Meeting. Ackrell has agreed to pay                  a fee of $                , plus disbursements. Ackrell will reimburse                  for reasonable out-of-pocket expenses and will indemnify                  and its affiliates against certain claims, liabilities, losses, damages and expenses.

Ackrell will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Ackrell common stock for their expenses in forwarding soliciting materials to beneficial owners of the Ackrell common stock and in obtaining voting instructions from those owners.

Interests of Ackrell’s Sponsor, Directors and Officers in the Business Combination

The Ackrell Board formed the Special Committee to consider and negotiate the terms and conditions of the Business Combination and to recommend to the Ackrell Board whether to pursue the Business Combination and, if so, on what terms and conditions.

The Ackrell Board, based in part on the unanimous recommendation of the Special Committee, has adopted and approved the Business Combination Agreement. In arriving at its recommendations, the Ackrell Board and the Special Committee carefully considered a number of factors described in this proxy statement/prospectus. Please see the section entitled “—Reasons for the Business Combination.”

When you consider the recommendation of the Ackrell Board in favor of the proposals, you should keep in mind that Ackrell’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

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the fact that if the Business Combination with Blackstone or another business combination is not consummated by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the Ackrell Board, dissolving and liquidating. In such event, the founder shares held by the Sponsor and certain of Ackrell’s directors, which were acquired for an aggregate purchase price of $25,000 prior to the Ackrell IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $35,707,500 based upon the closing price of $10.35 per share on Nasdaq on December 31, 2021. On the other hand, if the Business Combination is consummated, each outstanding share of Ackrell common stock will be exchanged for one share of NewCo common stock, subject to adjustment described herein;

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the fact that Ackrell Capital, LLC (“Ackrell Capital”), of which Michael Ackrell, the Chairman of Ackrell, is the founder and the managing member, serves as the financial advisor to Blackstone and would receive a fee in the amount of approximately $24.6 million, of which 50% may be paid to Ackrell Capital in the form of shares of NewCo common stock, upon consummation of the Business Combination;

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the fact that Ackrell’s Sponsor, officers and directors and their affiliates paid an aggregate of $4,700,000 for the placement units and such placement units had an aggregate market value of $4,864,500 based upon the closing price of $10.35 per unit on Nasdaq on December 31, 2021. The placement units will become worthless if Ackrell does not consummate a business combination by

March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter). On the other hand, if the Business Combination is consummated, each outstanding placement unit will become one share of NewCo common stock and one warrant exercisable for one share of NewCo common stock for $11.50 per share, subject to adjustment as described herein;

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if Ackrell is unable to complete a business combination within the required time period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Ackrell for services rendered or contracted for or products sold to Ackrell, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters;

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The Sponsor, directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate;

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based on the difference in the purchase price of $0.007 that the Sponsor and certain Ackrell directors paid for the founder shares, as compared to the purchase price of $10.00 per unit sold in the Ackrell IPO, the Sponsor and certain Ackrell’s directors may earn a positive rate of return even if the share price of NewCo common stock after the Closing falls below the price initially paid for the public units in the Ackrell IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination;

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the fact that, unless Ackrell consummates an initial business combination, Ackrell’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of the Record Date, the Sponsor and Ackrell’s officers and directors and their affiliates had incurred approximately $        of unpaid reimbursable expenses. The Sponsor and Ackrell’s officers and directors have no loans outstanding to Ackrell;

•	the fact that Sponsor has agreed not to redeem any of the founder shares and placement shares in connection with a stockholder vote to approve a proposed initial business combination;

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the Sponsor has agreed that the placement units, and all of their underlying securities, will not be sold or transferred by it until Ackrell has completed a business combination, subject to limited exceptions;

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the election of Mr. Michael Ackrell and Ms. Janet Lamkin, spouse of Mr. William Lamkin, a member of Ackrell’s Board and the Special Committee, as designees to the NewCo Board which will entitle such individuals to any cash fees, stock options or stock awards that NewCo determines to pay to its non-executive directors; and

•	the continued indemnification of current directors and officers of Ackrell and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Recommendation to Ackrell Stockholders

After careful consideration, the Ackrell Board has concluded that the Business Combination is in the best interests of Ackrell’s stockholders and recommends that Ackrell’s stockholders vote “FOR” each of the proposals.

Summary of Risk Factors

Unless the context requires otherwise, references to “Blackstone,” “we,” “us,” “our” and “company” in this section are (i) prior to the Business Combination, Blackstone, and (ii) subsequent to the Business Combination, NewCo and its subsidiaries.

In evaluating the Business Combination and the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 66 of this proxy statement/prospectus. Among these important risks are the following:

Risks Related to Blackstone’s Operations and Industry

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Our business depends on maintaining and strengthening our brand and our reputation as a producer of high-quality goods in order to maintain and generate ongoing demand for our products, and any harm to our brand or reputation could result in a significant reduction in such demand which could have a material adverse effect on our business, financial condition and results of operations.

•	Our ability to understand consumer preferences and to timely identify, develop, manufacture, market and sell products that meet customer demand significantly affects our business.

•	Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner.

•	We may be unable to execute our business objectives and growth strategies successfully or sustain our growth and, as a result, this could have a material adverse effect on our operating results.

•	Our growth depends, in part, on our continued penetration of the outdoor cooking market and expansion into additional markets, and we may not be successful in doing so.

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The outdoor cooking market is highly competitive, subject to pricing pressure and includes numerous other brands and retailers that offer a wide variety of competitive products; if we fail to compete effectively, we could lose our market position.

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If our trademarks and trade names are not adequately protected, maintained and enforced, we may not be able to build and maintain name recognition in our markets of interest and our competitive position may be harmed.

•	Our business may fluctuate as a result of seasonality and changes in weather conditions.

•	Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.

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Although we experienced increased demand for our products during the COVID-19 pandemic, we also experienced interruptions to our supply chain, which negatively impacted our ability to meet this increased demand, and there can be no assurance that this increased demand will continue in the future.

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Our net sales and profitability depend on the level of consumer spending for our products, which is sensitive to general economic conditions and other factors that affect global markets; during a downturn in the economy, consumer purchases of discretionary items are affected, which could have a material adverse effect on our business, financial condition and results of operations.

•	If we fail to cost-effectively attract new customers or retain our existing customers, we may not be able to increase sales.

•	Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost.

•	Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.

•	Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled sales, manufacturing and other personnel could adversely affect our business.

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We rely on information technology systems to support our business operations. A significant disruption or breach of our technological infrastructure, or the technological infrastructure of our vendors or others with which we do business or rely on, could have a material adverse effect on our business, financial condition and results of operations. In addition, failure to maintain the security of proprietary, personal, sensitive or confidential information could damage our reputation and expose us to litigation.

Risks Related to the Manufacturing, Supply and Distribution of Blackstone’s Products

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A significant portion of our sales are to large, multi-national retail partners. If these retail partners cease to carry our current products, choose not to carry new products that we develop or cease operations altogether, this could have a material adverse effect on our brand as well as our business, financial condition and results of operations. In addition, we depend on these retail partners to display and present our products to consumers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

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We are exposed to concentration risk of significant reliance on our major supplier for the supply of our products, and any shortage of, or delay in, the supply may significantly impact our business and results of operations. We depend on suppliers to consistently supply us with finished goods, raw materials and components for our products, and any failure to procure such finished goods, raw materials and components could have a material adverse effect on our business, product inventories, sales and profit margins.

•	If our suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business and results of operations could be harmed.

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Because we rely on foreign suppliers and we intend to sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

•	Fluctuations in the cost and availability of raw materials, equipment, labor and transportation could cause manufacturing delays or increase our costs.

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Product manufacturing disruptions, particularly at the facilities of our primary supplier, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demand or increase our costs.

•	Disruptions in our supply chain and other logistical factors affecting the distribution of our products could have a material adverse effect on our business.

•	Insolvency, credit problems or other financial difficulties that could confront our retail partners could expose us to financial risk.

•	We are subject to risks related to online payment methods.

•	Social media platforms present risks and challenges that could cause damage to our brand and reputation as well as to our results of operations.

Risks Related to Government Regulation, Litigation and Intellectual Property Matters

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We may be negatively impacted by litigation and other claims, including intellectual property, product liability or warranty claims, and health and safety concerns, including product recalls, any of which could negatively impact our sales and expose us to litigation.

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If we are unable to obtain, maintain and enforce intellectual property protection for our products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our ability to successfully commercialize our products may be compromised.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.

•	Sales of counterfeit versions of our products, as well as unauthorized sales of our products, may adversely affect our reputation, business, financial condition, results of operations and cash flows.

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Any claim of infringement, misappropriation or violation of another party’s intellectual property rights could cause us to incur significant costs and to cease the commercialization of our products and services, which could have a material and adverse effect on our business, financial condition and results of operations.

•	If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

•	We may not be able to enforce our intellectual property rights throughout the world.

•	If we are unable to protect the confidentiality of our trade secrets, this could have a material adverse effect on our business, financial condition and results of operations.

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We may be subject to claims that our employees, consultants, advisors or independent contractors have wrongfully used or disclosed alleged trade secrets or other confidential information of their current or former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property or proprietary rights.

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We collect, store, process and use personal and payment information and other customer data, which subjects us to regulation and other legal obligations related to privacy, information security and data protection.

•	If we fail to comply with anti-corruption or economic sanction regulations, we could be subject to substantial fines or other penalties.

•	We are subject to environmental, health and safety and consumer product laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

General Risk Factors

•	Our future success depends on the continuing efforts of our management team and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

•	We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

•	We have a significant stockholder, which may limit our ability to influence corporate matters and may give rise to conflicts of interest.

•	Our business could be adversely affected by an accident, a safety incident or a workforce disruption.

•	We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

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Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

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If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

•	Climate change legislation, regulatory initiatives and litigation could result in increased operating costs or, in some instances, adversely impact demand for our products.

Risks Related to NewCo and NewCo Common Stock Following the Business Combination

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NewCo will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

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Provisions in certain of the agreements governing our financing arrangements may result in cross-triggers in the warrant agreement entered into between Ackrell and Continental, including adjustments to the exercise price and redemption trigger price of the warrants that may discourage investments in our securities.

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The Ackrell Charter and the NewCo A/R Charter requires, to the fullest extent permitted by law, that derivative actions brought in Ackrell’s or NewCo’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Ackrell’s or NewCo’s directors, officers, other employees or stockholders, as applicable.

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NewCo will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

•	Anti-takeover provisions contained in the NewCo A/R Charter and the NewCo Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

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Claims for indemnification by NewCo’s directors and officers may reduce NewCo’s available funds to satisfy successful third-party claims against NewCo and may reduce the amount of money available to NewCo.

•	Future issuances of debt securities and equity securities may adversely affect us, including the market price of the NewCo common stock and may be dilutive to existing stockholders.

•	An active market for NewCo’s securities may not develop, which would adversely affect the liquidity and price of NewCo’s securities.

•	Future sales, or the perception of future sales, by NewCo or its stockholders in the public market following the Business Combination could cause the market price for NewCo common stock to decline.

•	NewCo’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its securities.

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NewCo will qualify as an “emerging growth company” within the meaning of the Securities Act, and if NewCo takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make NewCo’s securities less attractive to investors and may make it more difficult to compare NewCo’s performance with other public companies.

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Transfers of NewCo’s securities utilizing Rule 144 of the Securities Act may be limited as a result of the Business Combination involving a shell company, other than a business combination related shell company.

•	Nasdaq may delist NewCo’s securities from trading on its exchange, which could limit investors’ ability to make transactions in NewCo’s securities and subject NewCo to additional trading restrictions.

Risks Relating to NewCo’s Capital Requirements and Capital Structure

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NewCo’s Convertible Notes to be issued and outstanding after consummation of the Business Combination may have a material adverse effect on NewCo’s financial results, result in the dilution of NewCo’s stockholders and create downward pressure on the price of NewCo common stock.

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NewCo may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and NewCo’s future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes.

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Subject to the significant restrictions in Blackstone’s current debt agreements, NewCo may still incur substantially more debt or take other actions that would diminish NewCo’s ability to make payments on the Convertible Notes when due.

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NewCo’s significant level of indebtedness could limit cash flow available for its operations, adversely affect its financial health and prevent it from fulfilling its obligations under the debt agreements.

•	NewCo’s Convertible Notes are subordinated to Blackstone’s senior indebtedness, including the Term Loan and ABL Revolver programs.

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The documents governing Blackstone’s and, following the Business Combination, NewCo’s, indebtedness, including the Convertible Notes, contain restrictive covenants that could have a material adverse effect on our business operations by limiting NewCo’s flexibility.

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To service its indebtedness, NewCo will require a significant amount of cash, and if it is unable to meet its debt obligations through the cash flow generated by its operations, or, if necessary, future borrowing, NewCo may not be able to make payments on its indebtedness.

Risks Relating to Ackrell, the Business Combination and Redemption

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The Sponsor, directors and officers of Ackrell may have conflicts of interest in determining to pursue the business combination with the Company, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which may conflict with) the interests of Ackrell’s stockholders.

•	If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of NewCo’s securities may decline.

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Since Ackrell’s Sponsor, officers, directors and their respective affiliates will lose their entire investment in Ackrell if the Business Combination is not completed, they may have had a conflict of interest in identifying and selecting the Company for Ackrell’s initial business combination in order to close the Business Combination.

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The ability to execute NewCo’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their subunits in connection with the Business Combination.

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Ackrell has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If Ackrell is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait more than March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months pursuant to the Ackrell Charter) before receiving distributions from the Trust Account.

•	Ackrell’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

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If Ackrell does not consummate a business combination by March 23, 2022 (or June 23, 2022 if it exercises its right to seek an extension for an additional three months), Ackrell will have to cease all operations except for the purpose of winding up and redeem all of its public subunits for their pro rata portions of the Trust Account and liquidate, or seek approval of its stockholders to extend the termination date.

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Ackrell will incur significant transaction and transition costs in connection with the Business Combination. If Ackrell fails to consummate the Business Combination, it may not have sufficient cash available to pay such costs.

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The working capital available to NewCo after the Business Combination will be reduced to the extent Ackrell’s stockholders exercise their redemption rights in connection with the Business Combination and will also be reduced to the extent of Ackrell’s and Blackstone’s transaction expenses, which will be payable by the combined company. This may adversely affect the business and future operations of NewCo.

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The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what the actual financial position or results of operations of the combined entity would have been.

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During the pendency of the Business Combination, Ackrell will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

•	If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

•	Ackrell may waive one or more of the conditions to the Business Combination.

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The value of the founder shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of the NewCo common stock at such time is substantially less than $10.10 per share.

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Because NewCo is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of NewCo’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Impact of the Business Combination on NewCo’s Public Float

As of the date of this proxy statement/prospectus, there were 18,169,000 shares of Ackrell common stock issued and outstanding, consisting of 13,800,000 shares originally sold as part of units in the IPO, 539,000 shares originally sold as part of units to the Sponsor and EBC in the Unit Private Placement that occurred simultaneously with the consummation of the IPO, 3,450,000 founder shares that were issued to the Sponsor and 380,000 shares issued to EBC prior to the IPO. Ackrell does not expect to issue any shares of common stock on or before the Record Date.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions are made, Ackrell’s public stockholders will own approximately 23% of the outstanding capital stock of NewCo, Ackrell SPAC Sponsors I LLC, Ackrell’s sponsor (the “Sponsor”) and its affiliates, Ackrell’s current independent directors and EBC (collectively, the “Initial Stockholders”) will own approximately 9% of NewCo, the PIPE Investors will own approximately 5% of NewCo and NAI and Dahle will own approximately 63% of NewCo. If the maximum number of redemptions permitted under the Business Combination Agreement are made, Ackrell’s public stockholders will own approximately 15% of the outstanding capital stock of NewCo, the Initial Stockholders will own approximately 10% of NewCo, the PIPE Investors will own approximately 6% of NewCo and NAI and Dahle will own approximately 69% of NewCo. These percentages are calculated based on a number of additional assumptions (as described in this proxy statement/prospectus) and are subject to adjustments in accordance with the terms of the Business Combination Agreement. See the section entitled “Unaudited Pro Forma Combined Financial Information” for further information.

The following table illustrates varying ownership levels of the issued and outstanding capital stock of NewCo following the completion of the Business Combination, assuming varying levels of redemptions by Ackrell’s public stockholders:

	Scenario 1: No Redemptions		Scenario 2: Interim (20%) Redemption (1)		Scenario 3: Maximum (42%) Redemption (2)
	Shares	%	Shares	%	Shares	%
NAI and Dahle (3)	37,997,608	62.6%	37,997,608	65.6%	37,997,608	69.2%
Ackrell public stockholders	13,800,000	22.7%	11,040,000	19.1%	8,063,420	14.7%
Sponsor (3)	5,096,249	8.4%	5,096,249	8.8%	5,096,249	9.3%
EBC	449,000	0.7%	449,000	0.8%	449,000	0.8%
PIPE Investors (3)	3,333,370	5.5%	3,333,370	5.8%	3,333,370	6.1%

Total common stock (4)	60,676,227	100.0%	57,916,227	100.0%	54,939,647	100.0%

(1)

Assumes that holders of 2,760,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $27.9 million using a $10.10 per subunit redemption price.

(2)

Assumes holders of 5,736,580 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $58.0 million using a $10.10 per subunit redemption price.

(3)

Gives effect to the transfer to the purchasers of units in the PIPE Investment of (i) 211,607 shares of NewCo common issuable to NAI and Dahle; and (ii) 55,063 founder shares owned by the Sponsor, pursuant to the terms of the subscription agreements with the PIPE Investors. Does not give effect to (i) 1,424,278 shares of NewCo common stock issuable to NAI and Dahle; or (ii) 1,039,517 founder shares owned by the Sponsor, deposited in escrow subject to the make-whole provisions of the subscription agreements with the PIPE Investors purchasing Units. Assumes that up to 1,231,312 shares of NewCo common stock may be paid to Ackrell Capital.

(4)

The ownership percentages set forth above do not take into account (i) the Assumed RSUs; (ii) the issuance of any shares under the 2022 Incentive Plan or ESPP; (iii) the issuance of any shares upon the exercise of warrants to purchase up to a total of 14,339,000 shares of NewCo common stock that will remain outstanding following the Business Combination or any additional warrants that are issued to the Sponsor pursuant to the conversion of its working capital loans that were made to Ackrell; or (iv) up to 9,681,130 shares that may be issued upon conversion of $111,000,000 principal amount of Convertible Notes issued pursuant to the PIPE Subscription Agreement at the initial conversion price of $11.50 (assuming NewCo elects to settle all conversions of Convertible Notes by delivery of NewCo common stock and excluding any potential adjustments to the conversion price pursuant to the terms of the Convertible Notes, including any make-whole adjustments).

A copy of the Business Combination Agreement and the form of Subscription Agreement with the PIPE Investors are attached to this proxy statement/prospectus as Annexes A and F, respectively.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownerships in NewCo will be different. See the section entitled “Unaudited Pro Forma Combined Financial Information” for further information.

Officers and Directors of NewCo

NewCo’s directors and executive officers upon consummation of the Business Combination will be as follows:

Name	Age	Position
Executive Officers
Roger Dahle	63	Chief Executive Officer
James McCormick	63	Chief Financial Officer
Perry Jensen	54	Vice President of Sales
Mike Moser	46	Vice President of Operations
Scott Stevenson	46	Vice President of Marketing

Non-Employee Directors
Michael Ackrell	55	Director
Fred Beck	64	Director
Denise Garner	58	Director
Bradley Johnson	65	Director
Janet Lamkin	62	Director
Shawn Lee	43	Director

For more information on the new directors and management of NewCo, see the section entitled “Management of NewCo after the Business Combination.”

Listing of NewCo Securities

It is anticipated that NewCo’s common stock and public warrants will be traded on the Nasdaq Global Stock Market under the symbols “BLKS” and “BKLSW,” respectively, following the closing of the Business Combination. NewCo will not have units publicly traded.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Ackrell and Blackstone caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Ackrell and Blackstone’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of Blackstone’s products and services, the potential success of Blackstone’s marketing and expansion strategies, potential benefits of the Business Combination (including with respect to stockholder value) and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Ackrell and Blackstone’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•	the inability to maintain and strengthen Blackstone’s brand and its reputation as a producer of high-quality goods;

•	the inability to understand consumer preferences and to timely identify, develop, manufacture, market and sell products that meet customer demand;

•	the inability to accurately forecast demand for products and manage product inventory in an effective and efficient manner;

•	the inability to execute business objectives and growth strategies successfully or sustain Blackstone’s growth;

•

a delay in completing, or the inability to complete, the transactions contemplated by the Business Combination, due to a failure to obtain the approval of the stockholders of Ackrell, a failure to satisfy other conditions to Closing in the Business Combination Agreement, or some other reason;

•	the inability to obtain the listing of NewCo’s common stock and warrants on Nasdaq following the Business Combination;

•	the risk that the Business Combination disrupts Blackstone’s current plans and operations;

•	the reaction of Blackstone’s customers to the Business Combination;

•

the inability to realize anticipated benefits of the Business Combination, which could result from, among other things, competition or the inability of the combined business to grow and manage growth profitably;

•	costs related to the Business Combination;

•	the outcome of any legal proceedings that might be instituted against Ackrell or Blackstone, including any legal proceedings relating to the proposed Business Combination;

•	changes in applicable laws or regulations;

•	the possibility that Ackrell or Blackstone might be adversely affected by other economic, business or competitive factors; and

•	other risks and uncertainties indicated in this proxy statement/prospectus, including those indicated under the section entitled “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Special Meeting. The following questions and answers do not include all the information that is important to stockholders of Ackrell. We urge the stockholders of Ackrell to read carefully this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

About the Business Combination

Q:	Why am I receiving this proxy statement/prospectus?

A:

Ackrell’s stockholders are being asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement, among other proposals. Ackrell entered into the Business Combination Agreement with the parties thereto to provide for the combination of Ackrell and Blackstone under a new holding company called Blackstone Products, Inc. (“NewCo”). The Business Combination Agreement provides for a corporate reorganization of Ackrell (the “Reorganization”), whereby Ackrell will create a direct wholly-owned subsidiary, NewCo, and NewCo will create a direct wholly-owned subsidiary, Merger Sub, which will be merged with and into Ackrell, with Ackrell as the surviving entity (the “Merger”). As part of the Reorganization, immediately following the closing of the Merger, NAI will contribute its equity interests in Cowell USA, which owns 85% of the membership interests in Blackstone, to NewCo in exchange for shares of NewCo common stock and $150 million in cash, and immediately thereafter Roger Dahle, who owns 15% of the membership interests in Blackstone, will contribute his membership interests in Blackstone to NewCo in exchange for shares of NewCo common stock. As a result, following the Merger Ackrell will indirectly hold 100% of the membership interests in Blackstone Upon consummation of the Merger, current Ackrell stockholders will receive shares of NewCo common stock to replace their existing shares of Ackrell common stock and the outstanding Ackrell warrants, by their terms, will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock. The valuation of Blackstone in the Business Combination is approximately $721 million, in accordance with the terms of the Business Combination Agreement, as described further herein. The NewCo common stock to be issued in connection with the Merger will be valued at $10.00 per share.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read them carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus, its annexes and the other documents referred to herein.

Q:	What will happen in the Business Combination?

A:

Upon completion of the Business Combination, Ackrell and Blackstone will be combined under the new holding company NewCo. The valuation of Blackstone in the Business Combination is approximately $721 million, in accordance with the terms of the Business Combination Agreement, as described further herein. The purchase price shall be paid in shares of NewCo common stock valued at $10.00 per share and $150 million in cash. As part of the Reorganization, immediately following the closing of the Merger, NAI will contribute its equity interests in Cowell USA, which owns 85% of the membership interests in Blackstone, to Ackrell in exchange for shares of NewCo common stock and $150 million in cash, and immediately thereafter Roger Dahle, who owns 15% of the membership interests in Blackstone, will contribute his membership interests in Blackstone to NewCo in exchange for shares of NewCo common stock, in accordance with the terms of the Business Combination Agreement with 2,463,795 of such shares issuable to the Sponsor, Dahle and NAI set aside in escrow until approximately 12 business days following the effectiveness of the registration statement required be filed pursuant to the Subscription Agreements to satisfy make-whole provisions in the Subscription Agreements with purchasers of Units in the PIPE Investment and 266,670 of such shares forfeited by Sponsor, Dahle and NAI and issued to purchasers of Units in the PIPE Investment. Upon consummation of the Merger, current Ackrell stockholders will receive shares of NewCo common stock to replace their existing shares of Ackrell common stock and the outstanding Ackrell warrants, by their terms, will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock. Ackrell units and subunits will cease trading upon consummation of the Business Combination.

Q:	What equity stake will current stockholders of Ackrell and NAI and Dahle hold in NewCo after the Closing?

A:

The following table illustrates varying ownership levels of the issued and outstanding capital stock of NewCo following the completion of the Business Combination, assuming varying levels of redemptions by Ackrell’s public stockholders:

	Scenario 1: No Redemptions		Scenario 2: Interim (20%) Redemption (1)		Scenario 3: Maximum (42%) Redemption (2)
	Shares	%	Shares	%	Shares	%
NAI and Dahle (3)	37,997,608	62.6%	37,997,608	65.6%	37,997,608	69.2%
Ackrell public stockholders	13,800,000	22.7%	11,040,000	19.1%	8,063,420	14.7%
Sponsor (3)	5,096,249	8.4%	5,096,249	8.8%	5,096,249	9.3%
EBC	449,000	0.7%	449,000	0.8%	449,000	0.8%
PIPE Investors (3)	3,333,370	5.5%	3,333,370	5.8%	3,333,370	6.1%

Total common stock (4)	60,676,227	100.0%	57,916,227	100.0%	54,939,647	100.0%

(1)

Assumes that holders of 2,760,000 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $27.9 million using a $10.10 per subunit redemption price.

(2)

Assumes holders of 5,736,580 public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $58.0 million using a $10.10 per subunit redemption price.

(3)

Gives effect to the transfer to the purchasers of units in the PIPE Investment of (i) 211,607 shares of NewCo common issuable to NAI and Dahle; and (ii) 55,063 founder shares owned by the Sponsor, pursuant to the terms of the subscription agreements with the PIPE Investors. Does not give effect to (i) 1,424,278 shares of NewCo common stock issuable to NAI and Dahle; or (ii) 1,039,517 founder shares owned by the Sponsor, deposited in escrow subject to the make-whole provisions of the subscription agreements with the PIPE Investors purchasing Units. Assumes that up to 1,231,312 shares of NewCo common stock may be paid to Ackrell Capital.

(4)

The ownership percentages set forth above do not take into account (i) the Assumed RSUs; (ii) the issuance of any shares under the 2022 Incentive Plan or ESPP; (iii) the issuance of any shares upon the exercise of warrants to purchase up to a total of 14,339,000 shares of NewCo common stock that will remain outstanding following the Business Combination or any additional warrants that are issued to the Sponsor pursuant to the conversion of its working capital loans that were made to Ackrell; or (iv) up to 9,681,130 shares that may be issued upon conversion of $111,000,000 principal amount of Convertible Notes issued pursuant to the PIPE Subscription Agreement at the initial conversion price of $11.50 (assuming NewCo elects to settle all conversions of Convertible Notes by delivery of NewCo common stock and excluding any potential adjustments to the conversion price pursuant to the terms of the Convertible Notes, including any make-whole adjustments).

A copy of the Business Combination Agreement and the form of Subscription Agreement with the PIPE Investors purchasing units are attached to this proxy statement/prospectus as Annexes A and F, respectively.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownerships in NewCo will be different. See “Summary of the Proxy Statement/Prospectus—Impact of the Business Combination on NewCo’s Public Float” and “Unaudited Pro Forma Combined Financial Information” for further information.

Q:	What conditions must be satisfied to complete the Business Combination?

A:	There are a number of closing conditions in the Business Combination Agreement, including the following mutual conditions of the parties unless waived:

•	the proposals presented at the Ackrell stockholders’ meeting will have been approved and adopted;

•

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date of the Business Combination Agreement which is then in effect and has the effect of making the Business Combination, including the Merger, illegal or otherwise prohibiting consummation of the Business Combination, including the Merger;

•

all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired or been terminated;

•

this proxy statement/prospectus will have been declared effective under the Securities Act, and no stop order suspending the effectiveness, or any proceedings for purposes of suspending the effectiveness, of the registration statement will be in effect or will have been initiated or threatened by the SEC;

•	the NewCo common stock to be issued in connection with the Business Combination will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

•	upon the Closing, after giving effect to the completion of the Redemptions, Ackrell having net tangible assets of at least $5,000,001.

Unless waived by Ackrell, the obligations of the Ackrell, NewCo and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction of certain customary conditions (in addition to customary certificates and other closing deliverables), as well as the following:

•	accuracy of the representations and warranties made by Blackstone in the Business Combination Agreement and material compliance by Blackstone with the covenants in the Business Combination Agreement;

•	absence of any Blackstone Material Adverse Effect with respect to Blackstone between the date of the Business Combination Agreement and the date of the Closing;

•	Blackstone will have delivered to Ackrell and NewCo Blackstone’s PCAOB-compliant audited financials;

•

Cowell USA will have delivered a properly executed certification that the Company shares are not “U.S. real property interests,” together with a notice to the IRS, in accordance with Treasury Regulations;

•	Blackstone will have terminated certain specified related party contracts; and

•	the Manufacturing Supply Agreement between Fugang Technology Inc. and Blackstone in substantially the form attached to the Business Combination Agreement will remain in effect.

Unless waived by Blackstone, the obligations of Blackstone to consummate the Business Combination are subject to the satisfaction of certain customary additional conditions (in addition to customary certificates and other closing deliverables), as well as the following:

•

accuracy of the representations and warranties made by Ackrell, NewCo, and Merger Sub in the Business Combination Agreement and material compliance by Ackrell, NewCo, and Merger Sub with the covenants in the Business Combination Agreement;

•	absence of any Ackrell Material Adverse Effect with respect to Ackrell, NewCo, or Merger Sub between the date of the Business Combination Agreement and the date of the Closing;

•	all members of the board of directors and all officers of Ackrell will have executed written resignations effective as of the Effective Time;

•

the aggregate amount of proceeds raised in the PIPE Investment plus the amount of funds in the Trust Account (after giving effect to any redemption of Ackrell common stock by Ackrell’s stockholders) will be at least $150,000,000; and

•	the NewCo certificate of incorporation will have been amended and restated by NewCo.

Q:	Why is Ackrell providing stockholders with the opportunity to vote on the Business Combination?

A:

Under the DGCL and the Ackrell Charter, Ackrell must provide all holders of its public subunits with the opportunity to have their public subunits redeemed upon the consummation of Ackrell’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For legal and other reasons, Ackrell has elected to provide its stockholders with the opportunity to have their public subunits redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Ackrell is seeking to obtain the approval of its stockholders of the Business Combination Proposal.

Q:	May the Sponsor or Ackrell’s directors, officers, advisors or their affiliates purchase subunits in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase subunits from stockholders who would have otherwise elected to have their subunits redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of the Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Ackrell’s subunits, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote shares of common stock underlying such subunits in a manner directed by the purchaser. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase subunits in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their subunits. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-subunit pro rata portion of the Trust Account.

Q:	How will the Sponsor, directors and officers vote?

A:

The Sponsor currently owns 3,870,000 shares of Ackrell common stock, representing approximately 21.3% of the issued and outstanding shares of Ackrell common stock. The Sponsor and certain of Ackrell’s directors and officers, who own in the aggregate 3,920,000 shares of Ackrell common stock, representing approximately 21.6% of the issued and outstanding shares of Ackrell common stock, have agreed to vote any shares held by them in favor of the Business Combination. As a result, Ackrell would need only 5,164,501, or approximately 37.4%, of the 13,800,000 public shares to be voted in favor of the Business Combination in order to have the Business Combination approved.

Q:	What interests do the Sponsor, current officers and directors have in the Business Combination?

A:

The Sponsor, members of the Ackrell Board and its executive officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include, among other things:

•

the fact that if the Business Combination with Blackstone or another business combination is not consummated by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash, and subject to the approval of its remaining stockholders and the Ackrell Board, dissolving and liquidating. In such event, the founder shares held by the Sponsor and certain of Ackrell’s directors, which were acquired for an aggregate purchase price of $25,000 prior to the Ackrell IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $35,707,500 based upon the closing price of $10.35 per share on Nasdaq on December 31, 2021. On the other hand, if the Business Combination is consummated, each outstanding share of Ackrell common stock will be exchanged for one share of NewCo common stock, subject to adjustment described herein;

•

the fact that the Sponsor, officers and directors and their affiliates paid an aggregate of $4,700,000 for the placement units and such placement units had an aggregate market value of $4,864,500 based upon the closing price of $10.35 per unit on Nasdaq on December 31, 2021. The placement units will become worthless if Ackrell does not consummate a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter). On the other hand, if the Business Combination is consummated, each outstanding placement unit will become one share of NewCo common stock and one warrant exercisable for one share of NewCo common stock for $11.50 per share, subject to adjustment as described herein;

•

if Ackrell is unable to complete a business combination within the required time period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Ackrell for services rendered or contracted for or products sold to Ackrell, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters;

•

the fact that Ackrell Capital, of which Michael Ackrell, the Chairman of Ackrell, is the founder and the managing member, serves as the financial advisor to Blackstone and would receive a fee in the amount of approximately $24.6 million of which 50% may be paid to Ackrell Capital in the form of shares of NewCo common stock, upon consummation of the Business Combination;

•

the Sponsor, directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate;

•

based on the difference in the purchase price of $0.007 that the Sponsor and certain Ackrell’s directors paid for the founder shares, as compared to the purchase price of $10.00 per unit sold in the Ackrell IPO, the Sponsor and certain Ackrell’s directors may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the public units in the Ackrell IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination;

•

the fact that, unless Ackrell consummates an initial business combination, Ackrell’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of the Record Date, the Sponsor and Ackrell’s officers and directors and their affiliates had incurred approximately $        of unpaid reimbursable expenses. The Sponsor and Ackrell’s officers and directors have no loans outstanding to Ackrell;

•	the fact that the Sponsor has agreed not to redeem any of the founder shares and placement shares in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor has agreed that the placement units, and all of their underlying securities, will not be sold or transferred by it until Ackrell has completed a business combination, subject to limited exceptions;

•

the election of Michael Ackrell and Janet Lamkin, spouse of Mr. William Lamkin, a member of Ackrell’s Board and the Special Committee, as designees to the NewCo Board, which will entitle such individuals to any cash fees, stock options or stock awards that NewCo determines to pay to its non-executive directors; and

•	the continued indemnification of current directors and officers of Ackrell and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Q:	What happens if I sell my Ackrell subunits before the Special Meeting?

A:

The Record Date is earlier than the date of the Special Meeting. If you transfer Ackrell subunits after the Record Date but before the Special Meeting, unless the transferee obtains from you a proxy to vote the shares of common stock underlying those subunits, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your subunits because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Ackrell subunits prior to the Record Date, you will have no right to vote those shares at the Special Meeting.

Q:	What happens if the Business Combination Proposal is not approved?

A:

Pursuant to the Ackrell Charter, if the Business Combination Proposal is not approved and Ackrell does not otherwise consummate an alternative business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Q:	What will happen to Ackrell’s securities upon consummation of the Business Combination?

A:

Ackrell’s units, subunits warrants are currently listed on Nasdaq under the symbols ACKIU, ACKIT and ACKIW, respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination. If you own Ackrell units, immediately prior to the consummation of the Business Combination, your Ackrell units will split into the underlying subunits and warrants. If you have tendered your public shares underlying your public subunits, you will also forfeit the public subunit warrants underlying such public subunits. Any public subunits that are not tendered for redemption will split into the underlying common stock and warrants, and you will receive NewCo common stock in exchange for your Ackrell common stock and NewCo warrants in exchange for your Ackrell warrants as described herein. NewCo intends to apply for listing of its common stock and warrants on Nasdaq under the proposed symbols “BLKS” and “BLKSW,” respectively, to be effective upon the consummation of the Business Combination. It is a condition of the consummation of the Business Combination that the NewCo common stock and NewCo warrants are approved for listing on Nasdaq (subject only to official notice of issuance thereof). While trading on Nasdaq is expected to begin on the first business day following the consummation of the Business Combination, there can be no assurance that NewCo’s securities will be listed on Nasdaq or that a viable and active trading market will develop. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by the applicable parties. See “Risk Factors—Risks Related to NewCo and NewCo Common Stock Following the Business Combination” for more information.

Q:	Do I have redemption rights?

A:

Pursuant to the Ackrell Charter, holders of public subunits may elect to have their subunits redeemed for cash at the applicable redemption price per subunit calculated in accordance with the Ackrell Charter. As of September 30, 2021, based on funds in the Trust Account of $139,426,720, this would have amounted to approximately $10.10 per subunit (net of income and franchise taxes). It is anticipated that the per subunit redemption price will be approximately $10.10 at the closing of the Business Combination, which is anticipated to occur during the section quarter of 2022. If a holder exercises its redemption rights, then such holder will be exchanging its subunits, which include shares of Ackrell common stock, for cash. Such a holder will be entitled to receive cash for its public subunits only if it properly demands redemption and delivers its subunits (either physically or electronically) to Ackrell’s transfer agent prior to the Special Meeting. Stockholders whose subunits are redeemed will not be able to exercise the warrants underlying the subunits surrendered in connection with the redemption of their subunits but will retain the right to exercise the warrants underlying the units issued in Ackrell’s IPO. See the question entitled “How do I exercise my redemption rights?” below and the section entitled “Special Meeting of Ackrell Stockholders—Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether or not you vote your shares of Ackrell common stock “FOR” or “AGAINST” the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their subunits and no longer remain stockholders, leaving stockholders who choose not to redeem their subunits holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on                , 2022 (two (2) business days before the Special Meeting), tender your subunits physically or electronically and submit a request in writing that Ackrell redeems your public subunits for cash to Continental, Ackrell’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Ackrell’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Ackrell does not have any control over this process and it may take longer than two weeks. Stockholders who hold their subunits in street name will have to coordinate with their bank, broker or other nominee to have the subunits certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your subunits for redemption to Ackrell’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that our transfer agent return the subunits (physically or electronically). You may make such request by contacting our transfer agent at the phone number or address listed under the question entitled “Who can help answer my questions?” below.

Q:	What are the federal income tax consequences of exercising my redemption rights?

A:

Ackrell stockholders who exercise their redemption rights to receive cash in exchange for their subunits generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the subunits redeemed. Such gain or loss should be treated as capital gain or loss if such subunits were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent not in excess of Ackrell’s current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of Ackrell’s current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed subunits, and any remaining amount will be treated as gain realized on the sale or other disposition of Ackrell subunits. These tax consequences are described in more detail in the section entitled “Proposal 1: The Business Combination Proposal—Material U.S. Federal Income Tax Consequences.” Ackrell urges you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q:	What are the U.S. federal income tax consequences if I do not exercise my redemption rights and instead participate in the Business Combination?

A:

It is intended that the Business Combination will qualify as part of an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended, which is referred to as the Code. If the Business Combination qualifies as part of an exchange described in Section 351, then U.S. Holders (as defined in the section entitled “Proposal 1: The Business Combination Proposal—Material U.S. Federal Income Tax Consequences”) of subunits who do not exercise their redemption rights and who participate in the Business Combination generally will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of Ackrell common stock for NewCo common stock. You are strongly urged to consult with a tax advisor to determine the particular U.S. federal, state, or local or foreign income or other tax consequences of your participation in the Business Combination. See “Proposal 1: The Business Combination Proposal—Material U.S. Federal Income Tax Consequences.”

Q:	If I am a warrant holder, can I exercise redemption rights with respect to my warrants?

A:	No. The holders of warrants have no redemption rights with respect to warrants.

Q:	Do I have appraisal rights if I object to the proposed Business Combination?

A:

Ackrell stockholders may have appraisal rights in connection with the Business Combination. If NewCo’s securities are not listed on a national securities exchange at the time the Business Combination is consummated, holders of Ackrell common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. Holders of public subunits electing to exercise redemption rights will not be entitled to appraisal rights. Additionally, appraisal rights are not available to holders of public warrants. For additional information, including the procedures for properly demanding appraisal, see “Summary of the Proxy Statement/Prospectus—Appraisal Rights of Ackrell Stockholders.”

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

•	Ackrell stockholders who properly exercise their redemption rights;

•	$4,830,000 of Business Combination marketing fees to EBC in connection with the Business Combination;

•

certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Ackrell or Blackstone in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement;

•	any loans owed by Ackrell to its Sponsor for any Ackrell transaction expenses or other administrative expenses incurred by Ackrell; and

•	for general corporate purposes including, but not limited to, working capital for operations.

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “Proposal 1: The Business Combination Proposal—Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Ackrell is unable to complete the Business Combination or another initial business combination transaction by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), the Ackrell Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the outstanding public subunits, at a per-subunit price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Ackrell (net of taxes payable), divided by the number of then-outstanding public subunits, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Ackrell’s remaining stockholders and its Board, dissolve and liquidate, subject (in the case of (i) and (ii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Holders of founder shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to Ackrell’s outstanding warrants. Accordingly, the warrants will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:	The Closing is expected to take place in the second quarter of 2022.

For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal 1: The Business Combination Proposal.”

Q:	What will Ackrell’s stockholders receive in the Business Combination?

A:	Upon completion of the Business Combination, each share of Ackrell common stock will be exchanged for one share of NewCo common stock, par value $0.0001 per share.

Q:	What will Ackrell warrant holders receive in the Business Combination?

A:

Upon completion of the Business Combination, all of the warrants to purchase Ackrell common stock will be cancelled and exchanged for NewCo warrants to purchase an equal number of shares of NewCo common stock on the same terms and conditions as the original warrants.

Q:	If I am an Ackrell warrant holder, will my warrants become exercisable for shares of NewCo common stock if the Business Combination is consummated?

A:

Yes. Pursuant to the Business Combination Agreement and the terms of the Ackrell warrants, each Ackrell warrant will be cancelled and exchanged for a NewCo warrant to purchase shares of NewCo common stock. However, in the event that Ackrell does not consummate the business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will be required to liquidate and any Ackrell warrants you own will expire without value.

Q:	If the Business Combination is completed, when can I expect to receive the NewCo common stock for my shares of Ackrell common stock?

A:

After the consummation of the Business Combination, NewCo’s transfer agent will send instructions to Ackrell’s security holders regarding the exchange of their Ackrell securities for NewCo’s securities. Ackrell’s stockholders who exercise their redemption rights must deliver their certificates for the subunits underlying the units issued in Ackrell’s IPO to Ackrell’s transfer agent (either physically or electronically) at least two (2) business days prior to the vote at the meeting.

Q:

How much cash will be available to NewCo following the closing of the Business Combination, assuming maximum and minimum redemptions? To what extent will NewCo need to secure additional financing in connection with the Business Combination? Following the Business Combination?

A:

Following the closing of the Business Combination, it is currently anticipated that NewCo will have available to it approximately $96,559,000 of cash, after payment of estimated expenses and assuming no redemptions are made by Ackrell’s public stockholders prior to the closing of the Business Combination, or approximately $40,000,000 of cash, after payment of estimated expenses and assuming that the maximum amount of redemptions are made by Ackrell’s public stockholders prior to the closing of the Business Combination. NewCo does not foresee the need to secure additional financing in connection with the Business Combination. Following the Business Combination, the combined entity will have enough cash on its balance sheet to finance operations. NewCo also expects that from time to time it may need to raise additional financing to maintain its operations, and from time to time NewCo may wish to raise additional financing in order to take advantage of business opportunities. To the extent NewCo needs or wishes to raise such additional financing, its access to commercial bank financing or the debt and equity capital markets may be limited by various factors, including the condition of overall credit and capital markets, general economic factors, the state of the consumer goods industry, its financial performance, credit ratings and other factors. Commercial credit and debt and equity capital may not be available to NewCo on favorable terms, or at all.

Q:	What do I need to do now?

A

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

About the Ackrell Special Meeting

Q:	What is being voted on at the Special Meeting?

A:	Ackrell’s stockholders are being asked to vote on the following proposals:

Proposal 1.	To approve and adopt the Business Combination and the other transactions contemplated by the Business Combination Agreement;
Proposal 2.	To approve and adopt the Amended and Restated Certificate of Incorporation of NewCo;
Proposal 3.	To approve and adopt the NASDAQ Proposal;
Proposal 4.	To elect all the director nominees named in the Director Election Proposal;
Proposal 5.	To approve and adopt the Incentive Plan;
Proposal 6.	To approve and adopt the ESPP; and
Proposal 7.	To approve and adopt the Adjournment Proposal, if Ackrell is unable to consummate the Business Combination for any reason.

Q	When and where will the Ackrell Special Meeting take place?

A:

The Ackrell Special Meeting will be held on                , 2022 at                , Eastern Time, via live audio webcast or such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:	Are the proposals conditioned on one another?

A:

Unless the Business Combination Proposal is approved, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of Ackrell at the Special Meeting. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then Ackrell will not consummate the Business Combination. If Ackrell does not consummate the Business Combination and fails to complete an initial business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders.

Q:	How many votes do I have at the Special Meeting?

A:

Ackrell’s stockholders are entitled to one vote at the Special Meeting for each share of Ackrell common stock held of record as of                , 2022, the Record Date for the Special Meeting. As of the date of this proxy statement/prospectus, there were outstanding 18,169,000 shares of Ackrell common stock. Ackrell does not expect to issue any shares of common stock on or before the Record Date.

Q:	What constitutes a quorum at the Special Meeting?

A:

Holders of a majority in voting power of Ackrell’s common stock issued and outstanding and entitled to vote at the Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has the power to adjourn the Special Meeting. As of the Record Date, 9,084,501 shares of Ackrell common stock would be required to achieve a quorum assuming Ackrell has 18,169,000 shares of common stock issued and outstanding.

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination and exercise their redemption right?

A:

Ackrell stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. Nonetheless, the consummation of the Business Combination is conditioned upon, among other things, the aggregate amount of proceeds raised in the PIPE Investment plus the amount of funds in the Trust Account (after giving effect to any redemption of Ackrell common stock by Ackrell’s stockholders) will be at least $150,000,000. In addition, with fewer public shares and public stockholders, the trading market for NewCo common stock may be less liquid than the market for Ackrell common stock was prior to consummation of the Business Combination and NewCo may not be able to meet the listing standards for Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into NewCo’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public subunits for a pro rata portion of the Trust Account as opposed to the scenario in which Ackrell’s public stockholders exercise the maximum allowed redemption rights.

Q:	What happens if I vote against any of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal?

A:

If any of the Business Combination Proposal, the Charter Amendments Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal are not approved, the Business Combination is not consummated and Ackrell does not otherwise consummate an alternative business combination by March 23, 2022, Ackrell will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders, unless Ackrell seeks to amend the Ackrell Charter to extend the date by which it must consummate its initial business combination for an additional three months to June 23, 2022.

Q:	What vote is required to approve the proposals presented at the Special Meeting?

A:

The approval of the Business Combination Proposal and the Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding Ackrell common stock as of the Record Date. Accordingly, an Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal.

The Sponsor, directors and officers have agreed to vote their shares in favor of the Business Combination Proposal. As a result, Ackrell would need only 5,164,501, or approximately 37.4%, of the 13,800,000 public shares to be voted in favor of the Business Combination in order to have the Business Combination approved.

The approval of the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Ackrell common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Special Meeting. An Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted toward the number of shares of Ackrell common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

If the Business Combination Proposal is not approved, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Ackrell stockholders for a vote. The approval of the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination.

Q:	How do I vote?

A:

If you were a holder of record of Ackrell subunits on                , 2022, the Record Date, you may vote shares of Ackrell common stock underlying the subunits with respect to the Proposals in person (online via the Internet) at the Special Meeting or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. The Special Meeting will be a virtual meeting conducted via live webcast which can be accessed online by visiting https://www.cstproxy.com/ackrellspac/sm2022 and using a control number assigned by Continental, Ackrell’s transfer agent. Only registered stockholders will be able to submit questions through the virtual meeting format, as further described in this proxy statement/prospectus. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders of Ackrell (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:

At the Special Meeting, Ackrell will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. A failure to vote will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal and will have no effect on the other Proposals to be considered at the special meeting of stockholders, assuming a quorum is otherwise validly established.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by Ackrell without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:	If I am not going to attend the Special Meeting in person via live webcast, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Special Meeting via live webcast or not, please read the enclosed proxy statement/prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Ackrell believes that the proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to Ackrell’s secretary at the address listed below so that it is received by Ackrell’s secretary prior to the Special Meeting or attend the Special Meeting in person and vote via live webcast which can be accessed online by visiting https://www.cstproxy.com/ackrellspac/sm2022 and using a control number assigned by Continental, Ackrell’s transfer agent. You also may revoke your proxy by sending a notice of revocation to Ackrell’s secretary, which must be received by Ackrell’s secretary prior to the Special Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Ackrell is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone or in person. Ackrell and its directors and officers may also solicit proxies by facsimile or on the Internet. Ackrell’s directors and officers will not be paid any additional amounts for soliciting proxies. Ackrell will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Ackrell will pay the cost of soliciting proxies for the Special Meeting. Ackrell has engaged                , to assist in the solicitation of proxies for the Special Meeting. Ackrell has agreed to pay                a fee of $                , plus disbursements. Ackrell will reimburse                for reasonable out-of-pocket expenses and will indemnify                and its affiliates against certain claims, liabilities, losses, damages and expenses. Ackrell will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Ackrell common stock for their expenses in forwarding soliciting materials to beneficial owners of the Ackrell common stock and in obtaining voting instructions from those owners.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Long Long

Chief Financial Officer and Acting Secretary

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

You may also contact Ackrell’s proxy solicitor at:

Tel:

Email:

To obtain timely delivery, Ackrell stockholders must request the materials no later than                 , 2022.

You may also obtain additional information about Ackrell from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public subunits, you will need to send a letter demanding redemption and deliver your subunits (either physically or electronically) to Ackrell’s transfer agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your subunits, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SELECTED HISTORICAL FINANCIAL INFORMATION

Selected Historical Financial Information of Ackrell

The following tables summarize the relevant financial data for Ackrell’s business and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ackrell” and its audited and unaudited interim financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

Ackrell’s balance sheet data as of September 30, 2021 and its statement of operations data for the nine months ended September 30, 2021 and 2020 are derived from Ackrell’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Ackrell’s balance sheet data as of December 31, 2020 and 2019 and its statement of operations data for the years ended December 31, 2020 and 2019 are derived from Ackrell’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
Statement of Operations Data:	2021	2020	2020	2019

	(unaudited)		(audited)
Revenue	$—	$—	$—	$—
Loss from operations	(838,951)	(4,235)	(118,791)	(3,755)
Other income (expense)	362,768	—	(2,937)	—
Provision for income taxes	—	—	—	—

Net loss	$(476,183)	$(4,235)	$(121,728)	$(3,755)

Basic and diluted weighted average shares outstanding, common stock subject to redemption	13,800,000	—	339,344	—
Basic and diluted net (loss) income per share attributable to common stock subject to redemption	$(0.03)	—	$52.43	—
Basic and diluted weighted average shares outstanding, common stock	4,369,000	3,450,000	3,429,593	3,293,288
Basic and diluted net loss per share attributable to common stock	$(0.03)	$(0.00)	$(5.22)	$(0.00)

	As of September 30,	As of December 31,
Balance Sheet Data:	2021	2020	2019

	(unaudited)	(audited)
Working capital (deficit)	$(238,836)	$600,115	$1,513
Trust Account	139,426,720	139,383,247	—
Total assets	139,743,495	140,287,100	220,573
Total liabilities	817,176	884,598	219,060
Value of common stock subject to redemption	139,426,720	139,383,247	—
Stockholders’ (deficit) equity	(500,401)	19,255	1,513

Selected Historical Financial Information of Blackstone

The following tables show selected historical financial information for Blackstone’s business and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations

of Blackstone” and the unaudited interim and audited financial statements of Cowell USA, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus.

This proxy statement/prospectus contains the historical consolidated financial statements of Cowell USA, Blackstone’s parent company, which has a controlling interest in Blackstone due to its ownership of 85% of the outstanding membership interests in Blackstone. Cowell USA derives substantially all of its income from its investment in Blackstone. The balance sheet data as of September 30, 2021 and statement of operations data for the nine months ended September 30, 2021 and 2020 are derived from Cowell USA’s unaudited financial statements included elsewhere in this proxy statement/prospectus. The balance sheet data as of December 31, 2020 and statement of operations data for the years ended December 31, 2020, 2019 and 2018 are derived from Cowell USA’s audited financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period.

Statement of Operations Data:	For the Nine Months Ended September 30,		For the Year Ended December 31,
(in thousands)	2021	2020	2020	2019	2018

	(unaudited)		(audited)
Revenue, net	$340,947	$224,263	$292,811	$153,002	$111,534
Cost of goods sold	277,372	179,704	236,537	128,357	105,233

Gross profit	63,575	44,559	56,274	24,645	6,301
Operating expenses
Sales and marketing	11,711	8,767	13,339	11,153	7,165
General and administrative	10,120	5,498	9,743	7,587	5,882
Research and development	2,345	1,267	2,517	1,371	360

Income (Loss) from operations	39,399	29,027	30,675	4,534	(7,106)
Other income (expense)
Interest income	—	1	4	3	—
Interest expense	(790)	(1,297)	(1,655)	(1,567)	(1,021)
Forgiveness of payment protection program	943	—	—	—	—
Other expense (income), net	1,058	1,059	548	(47)	74

Income (Loss) before income tax	40,610	28,790	29,572	2,923	(8,053)
Income tax expense	7,985	5,749	5,576	2,968	1,651

Net income (loss)	$32,625	$23,041	$23,996	$(45)	$(9,704)

Net income (loss) attributable to noncontrolling interest	$6,092	$4,063	$4,192	$436	$(999)

Net income (loss) attributable to common stockholder of Cowell International Inc.	$26,533	$18,978	$19,804	$(481)	$(8,705)

Balance Sheet Data:	As of September 30,	As of December 31,
(in thousands)	2021	2020	2019

	(unaudited)	(audited)
Total assets	$119,952	$92,778	$60,064
Total liabilities	81,464	77,264	66,067
Total stockholder’s equity (deficit)	38,488	15,514	(5,463)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined statement of financial position as of September 30, 2021 combines the historical balance sheet of Ackrell with the historical consolidated balance sheet of Cowell USA on a pro forma basis, giving effect to the Business Combination and related transactions as if they had been consummated on September 30, 2021.

The following summary unaudited pro forma condensed combined statement of profit or loss for the nine months ended September 30, 2021 and the year ended December 31, 2020 combines the historical condensed statement of operations of Ackrell and the historical condensed consolidated statement of operations of Cowell USA for such periods on a pro forma basis, giving effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with Ackrell’s and Cowell USA’s financial statements and related notes, as applicable, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ackrell” included elsewhere in this proxy statement/prospectus.

The Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, although Ackrell will acquire all of the outstanding equity interests of Cowell USA in the Business Combination, Ackrell will be treated as the “acquired” company and Cowell USA will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Cowell USA issuing stock for the net assets of Ackrell, accompanied by a recapitalization. The net assets of Ackrell will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cowell USA.

The summary unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Ackrell common stock:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of Ackrell will exercise redemption rights with respect to their Ackrell Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 5,736,580 of the public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $58.0 million using a $10.10 per subunit redemption price. The Business Combination Agreement includes as a condition to the Closing, that at the Closing, the aggregate cash proceeds from Ackrell’s Trust Account, together with the proceeds from the PIPE Investment, will equal no less than $40 million. Additionally, this presentation also contemplates that Ackrell’s Initial Stockholders have agreed to waive their redemption rights with respect to their founder shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following summary unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are based on the unaudited historical financial statements and audited historical financial statements of Ackrell and Blackstone and Cowell USA, combined. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets:
Cash	$3,740	$192	$133,150	(A)	$97,959	$(57,959)	(K	)	$40,000
			139,427	(B)
			(555)	(C)
			(27,995)	(D)
			100,000	(E)
			(250,000)	(G)
Receivables, net	79,766	—	—		79,766	—			79,766
Inventories, net	22,018	—	—		22,018	—			22,018
Prepaid income taxes	2,209	—	—		2,209	—			2,209
Deferred offering costs	811	—	—		811	—			811
Prepaid assets	2,978	124	—		3,102	—			3,102

Total current assets	111,522	316	94,027		205,865	(57,959)			147,906
Property and equipment, net	5,349	—	—		5,349	—			5,349
Intangible assets, net	246	—	—		246	—			246
Cash and securities held in Trust Account	—	139,427	(139,427)	(B)	—	—			—
Restricted cash	1,400	—	—		1,400	—			1,400
Deferred tax asset	1,435	—	—		1,435	—			1,435

Total assets	$119,952	$139,743	$(45,400)		$214,295	$(57,959)			$156,336

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,596	$316	$(316)	(C)	$19,596	$—			$19,596
Accrued liabilities	5,996	145	(145)	(C)	5,996	—			5,996
Accounts payable—due to related party	48,896	94	(94)	(C)	48,896	—			48,896
Current portion of capital lease obligations	49	—	—		49	—			49

Total current liabilities	74,537	555	(555)		74,537	—			74,537
Capital lease obligations	854	—	—		854	—			854

			Assuming No Redemptions			Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Long-term debt	—	—	111,000	(A)	211,000	—	211,000
			100,000	(E)
Deferred financing costs	—	—	(8,850)	(A)	(8,850)	—	(8,850)
Deferred rent	109	—	—		109	—	109
Warrant liabilities	—	262	—		262	—	262
Other payable	91	—	—		91	—	91

Income tax payable for unrecognized tax benefits	5,873	—	—		5,873	—	5,873

Total liabilities	81,464	817	201,595		283,876	—	283,876

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Commitments and contingencies
Common stock subject to possible redemption, 13,800,000 shares at redemption value	—	139,427	(139,427)	(I)	—	—		—
Stockholders’ equity (deficit):
Ackrell preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—	—	—	—	—
Ackrell common stock, $0.0001 par value; 100,000,000 shares authorized; 4,369,000 shares (excluding 13,800,000 shares subject to possible redemption) issued and outstanding	—	—	—	(I)	—	—		—
Cowell U.S.A. common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	—	—	—	(F)	—	—		—
	—	—	—	(G)	—	—		—
NewCo common stock	—	—	—	(A)	6	(1)	(K)	5
			—	(D)
			2	(F)
			2	(H)
			2	(I)
Additional paid-in capital	2,067	101	31,000	(A)	—	(57,958)	(K)	—
			(27,995)	(D)		57,958	(M)
			(2)	(F)
			(250,000)	(G)
			(2)	(H)
			139,425	(I)
			(602)	(J)
			945	(L)
			105,063
Retained earnings (accumulated deficit)	35,476	(602)	602	(J)	(69,587)	(57,958)	(M)	(127,545)
			(105,063)

Total Cowell International Inc. stockholder’s equity (deficit)	37,543	(501)	(106,623)		(69,581)	(57,959)		(127,540)
Noncontrolling interest	945	—	(945)	(L)	—	—		—

Total stockholders’ equity (deficit)	38,488	(501)	(107,568)		(69,581)	(57,959)		(127,540)
Total liabilities and stockholders’ equity (deficit)	$119,952	$139,743	$(45,400)		$214,295	$(57,959)		$156,336

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)

To record net proceeds received from the PIPE Investment with the corresponding 3,100,000 shares of NewCo common stock with a par value of $0.0001 per share at a price of $10.00 per share and $111 million principal amount of NewCo convertible notes.

(B)	Represents the transfer of marketable securities held in the Ackrell Trust to cash.

(C)	Reflects payments of Ackrell accounts payable, accrued liabilities, and related party payables.

(D)	Reflects payments of transactional related fees and expenses by cash and NewCo common stock.

(E)	Reflects the $100 million from the Credit Facilities.

(F)	Reflects the contribution of 45 shares of Cowell USA common stock by NAI to NewCo in exchange for 20,350,681 shares of NewCo common stock.

(G)	Reflects the transfer of 33 shares of Cowell USA common stock by NAI to Ackrell and the redemption of 22 shares of Cowell USA common stock in exchange for $250 million.

(H)	Reflects the contribution of Dahle’s membership interests in Blackstone to NewCo in exchange for 17,646,927 shares of NewCo common stock.

(I)

Represents the exchange of 18,169,000 Ackrell common stock, all of which 13,800,000 shares were subject to possible redemption and 4,369,000 shares were nonredeemable, into equivalent number of NewCo common stock.

(J)	Represents the elimination of Ackrell’s historical accumulated deficit.

(K)

Reflects the maximum redemption of 5,736,580 Ackrell Public Shares for aggregate redemption payments of $58.0 million at a redemption price of approximately $10.10 per share. The Business Combination Agreement includes as a condition to the Closing, that at the Closing, the aggregate cash proceeds from Ackrell’s Trust Account, together with the proceeds from the PIPE Investment, will equal no less than $40 million.

(L)	Represents the elimination of noncontrolling interest upon the Closing.

(M)	Represents the reclassification between additional paid in capital and accumulated deficit to avoid negative additional paid in capital.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions			Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$340,947	$—	$—		$340,947	$—	$340,947

Cost of goods sold	277,372	—	—		277,372	—	277,372
Gross profit	63,575	—	—		63,575	—	63,575
Operating expenses
Sales and marketing	11,711	—	—		11,711	—	11,711
General and administrative	10,120	839	(90)	(DD)	10,869	—	10,869
Research and development	2,345	—	—		2,345	—	2,345

Total operating expenses	24,176	839	(90)		24,925	—	24,925

Income (loss) from operations	39,399	(839)	90		38,650	—	38,650
Other expense, net
Interest income	—	43	(43)	(CC)	—	—	—
Interest expense	(790)	—	(12,996)	(AA)	(13,786)	—	(13,786)
Change in fair value of warrant liabilities	—	319	—		319	—	319
Forgiveness of payment protection program	943	—	—		943	—	943
Other income (expense), net	1,058	—	—		1,058	—	1,058

Total other expense, net	1,211	362	(13,039)		(11,466)	—	(11,466)

Income (loss) before income tax	40,610	(477)	(12,949)		27,184	—	27,184
Income tax expense	7,985	—	—		7,985	—	7,985
Net income (loss)	$32,625	$(477)	$(12,949)		$19,199	$—	$19,199

Net income (loss) attributable to noncontrolling interest	6,092	—	(6,092)	(BB)	—	—	—

Net income (loss) attributable to common stockholders	$26,533	$(477)	$(6,857)		$19,199	$—	$19,199

Net income per share—basic and diluted	$265,335.00

Basic and diluted net loss per share attributable to common stock subject to redemption		$(0.03)

Basic and diluted net loss per share attributable to common stockholders		$(0.03)

Pro forma weighted average number of common shares outstanding—basic					60,676,227		54,939,647

Pro forma net income per share—basic					$0.32		$0.35

Pro forma weighted average number of common shares outstanding—diluted					94,195,504		88,458,924

Pro forma net income per share— diluted					$0.20		$0.22

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)

Represents an adjustment to increase interest expense by $13.0 million after giving effect to the $111 million NewCo convertible notes and $100 million Blackstone Redemption Note as if they had occurred on January 1, 2020.

(BB)	Represents the elimination of noncontrolling interest upon the Closing.

(CC)	Represents the elimination of interest income earned on funds in the Trust Account which will be released upon closing of the Business Combination.

(DD)	Represents the elimination of administrative service fees that will be ceased paying upon closing of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$292,811	$—	—			292,811	—	292,811
Cost of goods sold	236,537	—	—			236,537	—	236,537

Gross profit	56,274	—	—			56,274	—	56,274

Operating expenses
Sales and marketing	13,339	—	—			13,339	—	13,339
General and administrative	9,743	119	(4)	(DD	)	9,858	—	9,858
Research and development	2,517	—	—			2,517	—	2,517

Total operating expenses	25,599	119	(4)			25,714	—	25,714

Income (loss) from operations	30,675	(119)	4			30,560	—	30,560
Other expense, net
Interest income	4	3	(3)	(CC	)	4	—	4
Interest expense	(1,655)	—	(17,328)	(AA	)	(18,983)	—	(18,983)
Change in fair value of warrant liabilities	—	(6)	—			(6)	—	(6)
Other income (expense), net	548	—	—			548	—	548

Total other expense, net	(1,103)	(3)	(17,331)			(18,437)	—	(18,437	) )

Income (loss) before income tax	29,572	(122)	(17,327)			12,123	—	12,123
Income tax expense	5,576	—	—			5,576	—	5,576

Net income (loss)	23,996	(122)	(17,327)			6,547	—	6,547

Net income (loss) attributable to noncontrolling interest	4,192	—	(4,192)	(BB	)	—	—	—

Net income (loss) attributable to common stockholders	19,804	(122)	(13,135)			6,547	—	6,547

Net income per share—basic and diluted	198,038.00

Basic and diluted net income per share attributable to common stock subject to redemption		52.43

Basic and diluted net loss per share attributable to common stockholders		(5.22)

Pro forma weighted average number of common shares outstanding—basic						60,676,227		54,939,647

Pro forma net income per share—basic						0.11		0.12

Pro forma weighted average number of common shares outstanding—diluted						94,195,504		88,458,924

Pro forma net income per share—diluted						$0.07		$0.07

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)

Represents an adjustment to increase interest expense by $17.3 million after giving effect to the $111 million NewCo convertible notes and $100 million Blackstone Redemption Note as if they had occurred on January 1, 2020.

(BB)	Represents the elimination of noncontrolling interest upon the Closing.

(CC)	Represents the elimination of interest income earned on funds in the Trust Account which will be released upon closing of the Business Combination.

(DD)	Represents the elimination of administrative service fees that will be ceased paying upon closing of the Business Combination.

COMPARATIVE SHARE DATA

The following table sets forth the historical comparative share information for Blackstone and Ackrell on a stand-alone basis and pro forma combined per share information after giving effect to the Business Combination and related transactions, (1) assuming no Ackrell shareholders exercise redemption rights with respect to their public shares upon the consummation of the Business Combination; and (2) assuming that Ackrell shareholders exercise their redemption rights with respect to a maximum of 5,736,580 public shares upon consummation of the Business Combination.

The historical consolidated financial statements of Cowell USA and Ackrell have been prepared in accordance with GAAP in its functional and presentation currency of U.S. dollars.

The historical information should be read in conjunction with the information in the sections entitled “Selected Historical Financial Information of Ackrelll” and “Selected Historical Financial Information of Blackstone” and the historical audited and unaudited financial statements of Ackrell and historical audited and unaudited consolidated financial statements of Blackstone included elsewhere in this proxy statement/prospectus. The pro forma combined per share information is derived from, and should be read in conjunction with, the information contained in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information.”

The pro forma combined share information below does not purport to represent what the actual results of operations or the earnings per share would have been had the companies been combined during the periods presented, nor to project the Combined Company’s results of operations or earnings per share for any future date or period. The pro forma combined book value per share information below does not purport to represent what the value of Ackrell and Blackstone would have been had the companies been combined during the periods presented.

As of and for the period ended September 30, 2021 for Cowell USA and Ackrell	Cowell USA (Historical)	Ackrell (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
Book value (deficit) per share (1)	$384,880.00	$(0.03)	$(1.15)	$(2.32)
Weighted average shares:
Weighted average of outstanding common shares—basic	100	13,800,000	60,676,227	54,939,647
Weighted average of outstanding common shares—diluted	100	13,800,000	94,195,504	88,458,924
Earnings (loss) per share:
Income (loss) per outstanding shares, basic	$265,335.00	$(0.03)	$0.32	$0.35
Income (loss) per outstanding shares, diluted	$265,335.00	$(0.03)	$0.20	$0.22
Weighted average shares:
Weighted average of outstanding common shares—basic and diluted		4,369,000
Earnings per share:
Loss per outstanding shares—basic and diluted		$(0.03)

(1)	Book value per share is calculated using the formula: Total stockholder’s equity (deficit) divided by shares outstanding.

As of and for the year ended December 31, 2020 for Blackstone and Ackrell	Cowell USA (Historical)	Ackrell (Historical)	Assuming No Redemptions	Assuming Maximum Redemptions
Book value per share(1)	$155,140.00	$0.00
Weighted average shares:
Weighted average of outstanding common shares— basic	100	339,344	60,676,227	54,939,647
Weighted average of outstanding common shares— diluted	100	339,344	94,195,504	88,458,924
Earnings (loss) per share:
Income per outstanding shares, basic	$198,038.00	$52.43	$0.11	$0.12
Income per outstanding shares, diluted	$198,038.00	$52.43	$0.07	$0.07
Weighted average shares:
Weighted average of outstanding common shares—basic and diluted		3,429,593
Earnings per share:
Loss per outstanding shares—basic and diluted		$(5.22)

(1)	Book value per share is calculated using the formula: Total stockholder’s equity (deficit) divided by shares outstanding.

TICKER SYMBOL, MARKET PRICE AND DIVIDEND POLICY

Ticker Symbol and Market Price of Ackrell Securities

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

On December 22, 2021, the day before the public announcement of the Business Combination and the signing of the Business Combination Agreement, the closing price of Ackrell’s subunits, warrants and units were $10.10, $0.57 and $10.35, respectively.

On February 11, 2022, the closing price of Ackrell’s subunits, warrants and units were $10.16, $0.44 and $10.28, respectively.

Dividend Policy of Ackrell

Ackrell has not paid any cash dividends on its shares of common stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be contingent upon its revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of Ackrell’s then board of directors. It is the present intention of the Ackrell Board to retain all earnings, if any, for use in its business operations and, accordingly, the Ackrell Board does not anticipate declaring any dividends in the foreseeable future. Further, if Ackrell incurs any indebtedness in connection with its initial business combination, its ability to declare dividends may be limited by restrictive covenants Ackrell may agree to in connection therewith.

Listing of NewCo Securities

There is no public market for NewCo common stock or NewCo warrants. It is anticipated that NewCo’s common stock and warrants will be traded on the Nasdaq Stock Market under the symbols “BLKS” and “BLKSW,” respectively, following the closing of the Business Combination.

Dividend Policy of NewCo

The payment of cash dividends in the future will be dependent upon NewCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to a Business Combination will be within the discretion of the NewCo Board at such time.

RISK FACTORS

The following risk factors will apply to the business and operations of NewCo following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, financial condition and operating results of Blackstone and the business, financial condition and operating results of NewCo following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Ackrell common stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination and may have a material adverse effect on the business, financial condition and operating results of Blackstone and NewCo following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Ackrell and Blackstone that later may prove to be incorrect or incomplete. Ackrell and Blackstone may face additional risks and uncertainties that are not presently known to Ackrell or Blackstone or that Ackrell and Blackstone currently deem immaterial, which may also impair NewCo’s business, financial condition or results of operations. The following discussion should be read in conjunction with the financial statements of Blackstone and the financial statements of Ackrell and the notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context requires otherwise, references to “Blackstone,” “we,” “our,” or “us” in this section are to the business and operations of Blackstone prior to the Business Combination which will be the business of NewCo after the Business Combination, and references to “NewCo” in this section are to the business and operations of NewCo as directly or indirectly affected by Blackstone by virtue of NewCo’s ownership of the business of Blackstone after the Business Combination. Following the Business Combination, NewCo will be a holding company with no direct operations or material assets, other than the operations and assets of Blackstone. Accordingly, NewCo’s stockholders and warrant holders will be subject to all of the risks of the business of Blackstone following the Business Combination.

Risks Related to Blackstone’s Operations and Industry

Our business depends on maintaining and strengthening our brand and our reputation as a producer of high-quality goods in order to maintain and generate ongoing demand for our products, and any harm to our brand or reputation could result in a significant reduction in such demand, which could have a material adverse effect on our business, financial condition and results of operations.

The “Blackstone” name and premium brand image are integral to the growth of our business, as well as to the implementation of our strategies for expanding our business. Our success depends on the value and reputation of our brand, which, in turn, depends on factors such as the quality, design, performance, functionality, and durability of our products, the image and functionality of our and our retail partners’ e-commerce platforms, the image of our retail partners’ floor spaces, our communication activities, including advertising, social media, and public relations, and our management of the customer experience, including direct interfaces through customer service. Maintaining, promoting, and positioning our brand are important to expanding our customer base and will depend largely on the success of our marketing and merchandising efforts and our ability to provide consistent, high-quality consumer experiences. We intend to continue investing in these areas in order to maintain and enhance our brand, and such investments may not be successful.

Ineffective marketing, negative publicity, product or manufacturing defects, counterfeit products, unfair labor practices, failure to protect the intellectual property rights in our brand, and detrimental acts by third parties are potential threats to the strength of our brand, and these and other factors could rapidly and severely diminish customer confidence in us. In addition, the growing use of social media increases the speed with which information and opinions can be shared and the speed with which a company’s reputation can be affected. If we fail to correct or mitigate misinformation or negative information, including information spread through social media or traditional media channels, about us, the products we offer, our customer experience, or any aspect of our brand, our business, sales, and results of operations could be adversely impacted. Maintaining and enhancing our brand image in our current key markets and in new markets where we have limited brand recognition is important to expanding our customer base. If we are unable to maintain or enhance our brand in current or new markets, or if we fail to continue to successfully market and sell our products to our existing customers or expand our customer base, this could have a material adverse effect on our growth strategy and results of operations.

Independent third parties and consumers often review our products and as those of our competitors. Perceptions of our offerings in the marketplace may be significantly influenced by these reviews, which are disseminated via various media, including the Internet. Reviews of our products that are negative, or less positive as compared to those of our competitors, could have a material adverse effect on our brand and our results of operations.

Our ability to understand consumer preferences and to timely identify, develop, manufacture, market and sell products that meet customer demand significantly affects our business.

Our success is, in part, dependent on anticipating and appropriately reacting to changes in consumer preferences, including the shifting of consumer purchasing practices toward e-commerce, direct-to-consumer and other channels. Our success is also dependent on successful new product development undertaken in response to such changes, as well as related product launches. In addition, our success, in part, depends on consumer preferences regarding dining at home. Our future results and our ability to maintain or improve our competitive position will depend on our capacity to gauge trends in our key product categories and geographic regions and our ability to successfully identify, develop, manufacture, market and sell new or improved products to address these changing environments. If we are unable to timely identify and respond to changes in consumer preferences, or if our competitors are able to do so before us, this could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products and manage product inventory in an effective and efficient manner.

In order to meet customer needs, we must forecast inventory needs and place orders with our manufacturers before firm orders are placed by our customers. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of product to deliver to our customers. Factors that could affect our ability to accurately forecast demand for our products include: (a) an increase or decrease in consumer demand for our products; (b) a failure to accurately forecast consumer acceptance for our new products; (c) product introductions by competitors; (d) unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; (e) the impact on consumer demand due to unseasonable weather conditions; (f) weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; (g) the uncertainties and logistical challenges that accompany operations on a global scale; and (h) terrorism or acts of war, or the threat thereof, political or labor instability or unrest, civil unrest, riots or insurrections, or public health crises such as the current COVID-19 pandemic (or other future pandemics or epidemics), which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or through less preferred distribution channels, which could have a material adverse effect on our brand image and harm our gross margin. In addition, if we underestimate the demand for our products, the contract manufacturers and shipping companies we use may not be able to produce or deliver products to meet our customer requirements as efficiently as we need, which could lead to lost sales and cause damage to our reputation and relationships with our consumers, retailers and distributors.

Challenges in forecasting and meeting customer demand can also make it difficult to estimate future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products or manage product inventory in an effective and efficient manner could adversely impact our profitability or cause us not to achieve our expected financial results.

We may be unable to execute our business objectives and growth strategies successfully or sustain our growth and, as a result, this could have a material adverse effect on our operating results.

The highly competitive nature of our industry requires that we effectively execute and manage our business objectives and growth strategies, such as expanding our product portfolio, increasing our market penetration, expanding internationally, increasing our manufacturing capacity and increasing our direct-to-consumer sales. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including, without limitation:

•	our ability to obtain adequate capital resources to expand our product offerings or manufacturing capacity;

•	our ability to hire, train and retain skilled managers and personnel, including product and software engineers, information technology professionals and marketing and commercial specialists;

•	our ability to anticipate customer preferences and develop new and innovative products, services and features;

•	our ability to protect our existing and new products by registering and defending our intellectual property rights;

•

our ability to successfully increase sales through our direct-to-consumer channels, which depends, in part, on our ability to develop strong e-commerce initiatives with content-rich and user-friendly websites and digital experiences that may be country- and region-specific, and that comply with all applicable laws in those respective countries and regions;

•	our ability to successfully leverage social media trends and marketing movements, along with maintaining and growing our social media community;

•	our ability to develop new sources of supply with additional manufacturers and new distributor partnerships for international markets; and

•

our ability to continue to upgrade and maintain our information systems, technology architecture and other operating systems, and to make safe and effective use of the data we collect through these systems to offer better products and services to our customers.

Our existing products may not maintain their current levels of sales and profitability, and our growth strategies may not generate sales levels necessary to achieve profitability comparable to that of our existing products. To the extent we are unable to execute on our growth strategies in accordance with our expectations, our sales growth would come primarily from the growth of existing product and service offerings and this could have a material adverse effect on our business, financial condition and future results of operations.

Our growth depends, in part, on our continued penetration of the outdoor cooking market and expansion into additional markets, and we may not be successful in doing so.

We believe that our future growth depends not only on continuing to reach our current target demographics but also continuing to penetrate and broaden our retailer, customer and distribution bases, including through online sales channels and our website, in the United States and internationally. In new geographic markets, we may face challenges that are different from those we currently encounter, including competitive, merchandising, distribution, hiring, legal and regulatory, and other difficulties, such as understanding and accurately predicting the demographics, preferences and purchasing habits of consumers in these markets. We may also encounter difficulties in attracting customers due to a lack of familiarity with or acceptance of our brand, particularly in international markets. Although we continue to evaluate sales and marketing efforts and other strategies to expand our retailer, customer and distribution bases, we cannot assure you that we will be successful. If we are not successful, this could have a material adverse effect on our business, financial condition and results of operations.

The outdoor cooking market is highly competitive, subject to pricing pressure and includes numerous other brands and retailers that offer a wide variety of competitive products; if we fail to compete effectively, we could lose our market position.

The market in which we compete is highly competitive. Numerous other brands and retailers offer a wide variety of products that compete with our griddles, accessories and consumables and other outdoor cooking brands with greater name recognition may enter the griddle market. Competition in these product areas is based on a number of factors, including product quality, performance, durability, styling, brand image and recognition, and price. We believe that we have been able to compete successfully on the basis of our brand, superior design capabilities, product quality and durability, and innovative new product development, as well as on the breadth of our distribution channels, including a variety of retailers (e.g., brick-and-mortar retailers, e-commerce platforms and multichannel retailers), as well as our own direct-to-consumer sales. Our competitors may be able to develop and market higher-quality products, sell their products for lower prices, adapt to changes in consumers’ needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products or generate greater brand recognition than us. In addition, as we expand into new product categories, we have faced, and will continue to face, different and, in some cases, more formidable competition. Some of our competitors and potential competitors have significant competitive advantages, including lower price points or stronger reputations in niche areas, more established relationships with a larger number of suppliers and manufacturing partners, greater brand recognition, more effective brand ambassador and endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets or more distribution and other resources than we do. Some of our competitors may aggressively discount their products or offer other attractive sales terms in order to gain market share, which could result in pricing pressures, reduced profit margins or lost market share. In addition, some of the brands with greater household recognition in the outdoor cooking industry may seek to enter the griddle market, this could negatively impact our brand recognition and competitive advantage in the griddle market. Further, consolidation in the retail industry and changes in consumer preferences are factors which may exert additional pressure on pricing in the markets in which we compete. If we are not able to overcome these potential competitive challenges, effectively market our current and future products and compete effectively against our current or potential competitors, this could have a material adverse effect on our business, financial condition and results of operations.

Our business may fluctuate as a result of seasonality and changes in weather conditions.

We have typically experienced moderately higher levels of sales of our products in the second and third quarters of the year as our retailers purchase inventory in advance of warmer weather, when demand for outdoor cooking products is the highest across our key markets. Higher sales also coincide with social events and national holidays, which occur during the same timeframe. Although our products can be used year-round, unusually adverse weather conditions can negatively impact the timing of the sales of certain of our products, causing reduced sales and negatively impacting profitability when such conditions exist. Prolonged adverse weather conditions could significantly reduce our sales in one or more periods. These conditions may shift sales to subsequent reporting periods, cause our results of operations to fluctuate on a quarterly basis or decrease overall sales.

Our recent growth rates may not be sustainable or indicative of future growth and we expect our growth rate to slow.

We have experienced significant growth since 2016. Our historical rate of growth may not be sustainable or indicative of our future rate of growth. Although our strong growth began before the COVID-19 pandemic, we have also experienced increased demand for our products due to the impact that the pandemic has had on consumer behavior as a result of various stay-at-home orders and restrictions on dining options and restaurant closures. We cannot predict if and when consumer behavior will return to pre-pandemic levels and/or if stay-at-home restrictions will be implemented again. We believe that our continued revenue growth, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this proxy statement/prospectus and the extent to which our various products grow and contribute to our results of operations. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our number of customers and markets may not continue to grow or may decline due to a variety of possible risks, including increased competition and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to continue our revenue growth or improve margins would have a material adverse effect on our business, financial condition and results of operations. You should not rely on our historical rate of revenue growth as an indication of our future performance.

Although we experienced increased demand for our products during the COVID-19 pandemic, we also experienced interruptions to our supply chain, which negatively impacted our ability to meet this increased demand, and there can be no assurance that this increased demand will continue in the future.

During the COVID-19 pandemic, our suppliers faced operational challenges due to regional lockdown and quarantine regulations, which resulted in interruptions in the production and shipping of certain finished goods or components. This negatively affected our ability to meet retailer and customer demand in 2020 and 2021 and prevented us from fulfilling all our orders. If the COVID-19 pandemic worsens, we could experience further supply chain disruptions or delays that could have a material impact on our business.

The COVID-19 pandemic caused a sustained global economic slowdown of varying durations across different industries, and it is possible that it could still cause a global recession. Deteriorating economic and political conditions caused by the COVID-19 pandemic, such as increased unemployment, decreased capital spending, declines in consumer confidence or economic slowdowns or recessions, could cause a decrease in demand for our products. In addition, a prolonged or worsened COVID-19 pandemic could lead to the shutdown or material reduction of our product supply, which could have a material adverse effect on our business, financial condition and results of operations. While we have experienced higher demand for our products as consumers sheltered in place and have spent more time at home as a result of the COVID-19 pandemic, such growth may not be sustainable and may not be repeated in future periods. Further, even if growth in demand continues, we may not be able to meet that demand due to production and capacity challenges, supply chain problems and uncertainty going forward.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain, rapidly changing and hard to predict. We may not be able to respond to the impacts of the COVID-19 pandemic on a timely basis to prevent near- or long-term adverse impacts to our results of operations. Any negative impact on our business, financial condition, results of operations and cash flows cannot be reasonably estimated at this time, but the COVID-19 pandemic could lead to extended disruption of economic activity and have a material adverse effect on our business, financial condition and results of operations.

Our net sales and profitability depend on the level of consumer spending for our products, which is sensitive to general economic conditions and other factors that affect global markets; during a downturn in the economy, consumer purchases of discretionary items are affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our products are discretionary items for consumers. Therefore, our business depends on the strength of the retail, commercial and industrial sectors of the economy in various geographic regions in which we operate, and trends therein. There are many factors that influence consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability, unemployment and tax rates in the markets where we sell our products. Consumers also have discretion as to where to spend their disposable income and may choose to purchase other items or services if we do not continue to provide compelling, high-quality products at appropriate price points. Consumer preferences may shift with regard to environmental, health or sustainability concerns, and as those concerns receive greater attention, consumers may shift demand away from gas or electric griddles to other cooking alternatives. As global economic conditions continue to be volatile and economic uncertainty persists, trends in consumer discretionary spending may also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products or decreased prices, and could have a material adverse effect on our business, financial condition and results of operations. Moreover, consumer purchases of discretionary items tend to decline during recessionary periods when disposable income is lower or during other periods of economic instability or uncertainty, which may slow our growth more than anticipated. A downturn in the individual economies in markets where we sell our products may materially harm our sales, profitability and financial condition. For example, the potential lasting adverse effects of COVID-19 across geographies could lead to a decline in discretionary spending by consumers, resulting in a reduction in demand for our products, and in turn may have a material adverse effect on our business, financial condition and results of operations.

If we fail to cost-effectively attract new customers or retain our existing customers, we may not be able to increase sales.

Our success depends on our ability to cost-effectively attract new customers to our products and to retain our existing customers and encourage our customers to continue to utilize our products for their cooking needs. We must also increase general public awareness of our products and the related cooking methodologies and techniques. For example, in order to increase customer awareness and expand our customer base, we must appeal to and attract customers who have historically associated outdoor cooking with traditional gas, charcoal, electric and pellet grills and may have extensive experience in cooking with such devices. To effectively market our products, we must educate these customers about the various benefits of using our products and about cooking with griddles generally. We cannot assure you that we will be successful in changing customer behavior or cooking habits or that we will achieve broad market education or awareness. Even if we are able to raise awareness, customers may be slow in changing their habits and may be hesitant to use our products for a variety of reasons, including lack of experience with our products or cooking with griddles, price or negative messaging from competitors.

We have made, and we expect that we will continue to make, significant investments in attracting new customers, including through the use of traditional, digital and social media, and participation in live events. Marketing campaigns can be expensive and may not result in the cost-effective acquisition of customers. We cannot assure you that any increase in our customer acquisition costs will result in any revenue growth. Further, as our brand becomes more widely known, future marketing campaigns may not attract new customers at the same rate as past campaigns. We believe that our paid and non-paid marketing initiatives have been critical in promoting customer awareness of our products, which in turn has driven demand for our products. Any decrease in the success of our non-paid marketing initiatives, which primarily consist of customer advocacy and word-of-mouth referrals, may cause an increase in both our marketing and customer acquisition costs.

Our paid marketing initiatives range from traditional to digital efforts including television, search engine ad space, in-store displays and social media advertising. For example, we actively market our products through television and buying search engine ad space through companies such as Google, Bing and other similar businesses. We also advertise on social media platforms, such as Facebook, Instagram, and YouTube to reach a variety of new consumers. Our non-paid advertising efforts include search engine optimization, original branded channels, live griddle events, non-paid social media and email marketing. These efforts work to keep our current customer base engaged and lower our customer acquisition cost. Search engines frequently modify their search algorithms and these changes can cause our website to receive less favorable placements, which could reduce the number of customers who visit our website or are directed to information about our products. The costs associated with advertising through search engines can also vary significantly from period to period and have generally increased over time. We may be unable to modify our strategies in response to any future search algorithm changes made by the search engines, which could require a change in the strategy we use to generate customer traffic and drive customer interactions. In addition, our website must comply with search engine guidelines and policies, which are complex and may change at any time. If we fail to follow such guidelines and policies properly, search engines may rank our content lower in search results, penalize us or could remove our content altogether from their indices. Further, changes to third-party policies that limit our ability to deliver, target or measure the effectiveness of advertising, including changes by mobile operating system and browser providers such as Apple and Google, could reduce the effectiveness of our marketing.

If we are unable to retain existing customers and attract new customers, or fail to do so in a cost-effective manner, our growth could be slower than we expect and our business will be harmed.

Our business could be adversely affected if we fail to maintain product quality and product performance at an acceptable cost.

In order to maintain and increase revenue, we must produce high-quality products at acceptable costs. If we are unable to maintain the quality and performance of our products at acceptable costs, our brand, the market acceptance of our products and our results of operations would suffer. As we periodically update our product lines and introduce changes to manufacturing processes or incorporate new materials and technologies, we may encounter unanticipated issues with product quality and product consistency or production and supply delays. While we engage in product testing in an effort to identify and address any product quality issues before we introduce products to market, unanticipated product quality or performance issues may be identified after a product has been introduced and sold. As we continue to introduce new products and product enhancements, we expect that the costs associated with such products and enhancements will continue to increase.

Our estimated addressable market is subject to inherent challenges and uncertainties. If we have overestimated the size of our addressable market, our future growth opportunities may be limited.

Our U.S. TAM is calculated based on an estimated percentage of households in the United States that own an outdoor appliance and use it at least once a year, which is estimated based on internal and third-party market research, historical surveys and interviews with market participants. Our U.S. SAM is based on our U.S. TAM and an internal survey analysis from a non-customer survey we conducted in 2020. As a result, each of our U.S. TAM and U.S. SAM is subject to significant uncertainty and is based on assumptions that may not prove to be accurate. Our estimates are based, in part, on third-party reports and are subject to significant assumptions and estimates. These estimates, as well as the estimates and forecasts in this proxy statement/prospectus relating to the size and expected growth of the markets in which we operate, and our penetration of those markets, may change or prove to be inaccurate. While we believe that the information on which we base our U.S. TAM and U.S. SAM is generally reliable, such information is inherently imprecise. In addition, our expectations, assumptions and estimates of future opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described herein. If third-party or internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our future growth opportunities may be affected. If our addressable market, or the size of any of the various ancillary markets in which we operate, proves to be inaccurate, our future growth opportunities may be limited and there could be a material adverse effect on our business, financial condition and results of operations.

Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled sales, manufacturing and other personnel could adversely affect our business.

An increase in labor costs, work stoppages or disruptions at our facilities or those of our manufacturers, suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face. It is also possible that a union seeking to organize one subset of our employee population could also mount a corporate campaign, resulting in negative publicity or other actions that require attention by our management team and our employees. Negative publicity, work stoppages or strikes by unions could have a material adverse effect on our business, financial condition and results of operations.

The region in northern Utah where our headquarters and warehouse facilities are located has a very low unemployment rate. Attracting, hiring, and retaining personnel from the local population will require us to compete for talent with other attractive employers. It is possible that other employers will offer more compelling employee value propositions, compensation or benefit packages, thus making it difficult for us to meet our growth objectives.

We rely on information technology systems to support our business operations. A significant disruption or breach of our technological infrastructure, or the technological infrastructure of our vendors or others with which we do business or rely on, could have a material adverse effect on our business, financial condition and results of operations. In addition, failure to maintain the security of proprietary, personal, sensitive or confidential information could damage our reputation and expose us to litigation.

Information technology supports several aspects of our business, including, among others, supply, pricing, customer service and communication, distribution and transportation, transaction processing, financial reporting, collections and cost management. In addition, we expect that our reliance on information technology systems to increase as we continue to develop connected products, connected devices and other consumer-facing technology solutions. As a result, our ability to operate effectively on a day-to-day basis and accurately report our results depends on our technological infrastructure, which is inherently susceptible to internal and external threats. We are vulnerable to interruption and breakdown by fire, natural disaster, power loss, telecommunication failures, Internet failures, security incidents and other catastrophic events.

Advances in computer and software capabilities, encryption technology and other discoveries increase the complexity of our technological environment, including how each interacts with our various software platforms. Such advances could delay or hinder our ability to process transactions or could compromise the integrity of our data, resulting in a material adverse impact on our financial condition and results of operations. The risk of system disruption is increased when significant system changes are undertaken. If we fail to timely integrate and update our information technology systems and processes, we may fail to realize the cost savings or operational benefits anticipated to be derived from these initiatives. We also may experience occasional system interruptions and delays that make our information technology systems unavailable or slow to respond, including the interaction of our information technology systems with those of third parties. A lack of sophistication or reliability of our information technology systems could have a material adverse effect on our operations and consumer service, resulting in significant costs and foregone sales.

Cybersecurity threats, which include hackers, computer viruses, spyware, ransomware and malware, unauthorized attempts to access information, physical or electronic break-ins, phishing schemes, social engineering, denial of service attacks, human error or malfeasance, fraud or malice on the part of employees or third parties (including state-sponsored organizations with significant financial and technological resources), terrorism or acts of war, political protests and other electronic security breaches, are persistent and evolve quickly, and we have in the past and may in the future experience such cybersecurity threats. Such threats have increased in frequency, scope and potential impact in recent years because of the proliferation of new technologies and the increased number, sophistication and activities of perpetrators of cyberattacks. We and others are also subject to increased cybersecurity threats and potential breaches because of the increase in the number of individuals working from home as a result of the COVID-19 pandemic. Since the techniques used to obtain unauthorized access to or to sabotage information technology systems change frequently and are often not recognized until after they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. The accidental or willful security breaches or other unauthorized access by third parties to our information technology systems or facilities, or those of our vendors and/or others with which we do business or rely on, or the existence of computer viruses in our or their data or software, and/or any other failure of our or their information technology systems could expose us to a risk of information loss, the misappropriation of proprietary, personal, sensitive and confidential information, work stoppages and/or disruptions, and/or the defective manufacture or defective design of our products, which could expose us to liability. Any theft, misuse, unauthorized or inadvertent disclosure, manipulation or destruction of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, indemnification obligations, regulatory investigations, fines or penalties, litigation or other claims by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have a material adverse effect on our business, financial condition, results of operations, reputation and relationships with our customers and suppliers. Further, we could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel away from our business operations and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Manufacturing, Supply and Distribution of Our Products

A significant portion of our sales are to large, multi-national retail partners. If these retail partners cease to carry our current products, choose not to carry new products that we develop or cease operations altogether, this could have a material adverse effect on our brand as well as our business, financial condition and results of operations. In addition, we depend on these retail partners to display and present our products to consumers, and our failure to maintain and further develop our relationships with our retail partners could harm our business.

For the year ended December 31, 2020, our largest retailer accounted for 56% of our net revenue, with no other customer accounting for greater than 10% of our net revenue for the year. For the nine months ended September 30, 2021, our two largest retailers accounted for 55% and 15% of our net revenue, respectively, with no other customer accounting for greater than 10% of our net revenue for the period. Our retail partners service consumers by stocking and displaying our products and explaining our product attributes. Our relationships with these retail partners are important to the marketing programs we continue to deploy. Our failure to maintain these relationships with our retail partners or financial difficulties experienced by these retail partners could harm our business. These retail partners may decide to emphasize products from our competitors, to redeploy their retail floor space to other product categories or to take other actions that reduce their purchases of our products. We do not receive long-term purchase commitments from our retail partners, and orders received from these retail partners are cancelable. Factors that could affect our ability to maintain or expand our sales to these retail partners include: (a) failure to accurately identify the needs of our customers; (b) a lack of customer acceptance of new products or product enhancements; (c) unwillingness of our key retail partners and customers to attribute premium value to our new or existing products or product enhancements relative to competing products; (d) failure to obtain floor space from our retail partners; (e) new, well-received product introductions by competitors; (f) damage to our relationships with key retail partners due to brand or reputational harm; (g) delays or defaults on our retail partners’ payment obligations to us; (h) the introduction of a competing product line by retail partners; and (i) store closures, decreased foot traffic, recession or other adverse effects resulting from public health crises, such as the current COVID-19 pandemic (or other future pandemics or epidemics).

We cannot assure you that our current retail partners will continue to carry our current products, carry any new products that we develop or continue to operate. And if we lose any of our key retail partners or any key retail partner reduces its purchases of our existing or new products or its number of stores or operations or promotes products of our competitors over ours, our sales would be harmed. Our sales depend, in part, on retail partners effectively displaying our products, including providing attractive space in their stores, and training their sales personnel to sell our products. If our retail partners reduce or terminate those activities, we may experience reduced sales of our products, resulting in lower gross margins, which would harm our results of operations. If these risks occur, they could harm our brand as well as our results of operations and financial condition. In addition, store closures, decreased foot traffic and recession resulting from the COVID-19 pandemic will likely adversely affect the financial condition of many of our customers. The foregoing would be expected to have a material adverse effect on our business, financial condition and results of operations.

We are exposed to concentration risk of significant reliance on our major supplier for the supply of our products, and any shortage of, or delay in, the supply may significantly impact our business and results of operations. We depend on suppliers to consistently supply us with finished goods, raw materials and components for our products, and any failure to procure such finished goods, raw materials and components could have a material adverse effect on our business, product inventories, sales and profit margins.

We use a wide range of materials and components in the global production of our products. Our griddles are manufactured by multiple manufacturers located in China; our accessories are manufactured by multiple manufacturers located in China and the United States; and our consumables are manufactured by multiple manufacturers located in the United States. Our primary griddle manufacturer and supplier is a subsidiary of our ultimate parent company, Cowell, which has factories located in Xiamen, China. For the nine months ended September 30, 2021, purchases from our primary supplier represented approximately 68% of our total purchases. While we are in the process of diversifying our supply chain, our business, financial condition and operating results depend on the continuous supply of products from Cowell and our continuous supplier-customer relationship with them. Cowell and our other suppliers (as well as those they depend upon for materials and services) are subject to risks, including supplier plant shutdowns or slowdowns, labor disputes or constraints, union organizing activities, intellectual property claims, financial liquidity, information technology failures, inclement weather, natural disasters, significant public health and safety events, supply constraints, and general economic and political conditions that could limit their ability to provide us with our products. Insurance for certain disruptions may not be available, affordable or adequate. The effects of climate change, including extreme weather events, long-term changes in temperature levels and water availability may exacerbate these risks. Such disruption has in the past and could in the future interrupt our ability to manufacture certain products. Any significant disruption could have a material adverse effect on our business, financial condition and results of operations.

While we have manufacturing and supply agreements with our most strategic and critical suppliers, we place purchase orders on an as-needed basis. Because not all of our business arrangements provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. Our suppliers could discontinue the manufacturing or supply of these components at any time. We carry safety stocks within our inventory but do not necessarily carry such quantity of safety stock to cover every potential supply constraint. Our suppliers may not be able to meet our demand for their products because of acts of nature, the nature of our agreements with those manufacturers, or our relative importance to them as a customer, and our manufacturers may decide in the future to discontinue or reduce the level of business they conduct with us. We might not be able to identify and obtain additional or replacement suppliers for any of our products quickly or at all or without incurring significant additional costs. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

If our suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business and results of operations could be harmed.

Our reputation and our consumers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’ and retail partners’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers and retail partners and cannot guarantee their compliance with ethical and lawful business practices. In addition, our audits of our manufacturing partners, as well as those conducted by our retail partners, may not uncover all instances of noncompliance with such practices. If our suppliers, manufacturers or retail partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices or other obligations, norms or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation and additional costs that would have a material adverse effect on our business, reputation and results of operations.

Because we rely on foreign suppliers and we intend to sell products in foreign markets, we are susceptible to numerous international business risks that could increase our costs or disrupt the supply of our products.

Our international operations subject us to risks, including:

•	economic and political instability, including international conflicts, acts of terrorism, war and the threat thereof;

•	fluctuations in currency exchange rates;

•	restrictive actions by foreign governments, including those with respect to tariffs or trade policies;

•	changes in tariffs, import duties or import or export restrictions;

•	required compliance with anti-corruptions laws, including the Foreign Corrupt Practices Act, which may require extensive measures in certain markets;

•	timely shipping of our products to our warehouses and/or a customer’s warehouse;

•	impacts of extreme weather events or trends that are more prevalent in particular geographic regions;

•	opportunity costs and reputational damage related to the presence of counterfeit versions of our products in such foreign markets;

•	greater difficulty enforcing intellectual property rights and weaker laws protecting intellectual property rights;

•	complications in complying with the laws and policies of the United States affecting the importation of goods, including tariffs, duties, quotas and taxes;

•	required compliance with U.S. laws that impact our operations in foreign jurisdictions that do not impact local operating companies; and

•	complications in complying with trade laws, embargoes and economic sanctions, foreign tax laws and other regulatory standards and requirements.

As current tariffs are implemented, or if additional tariffs or other restrictions are placed on foreign imports or any related countermeasures are taken by other countries, our business and results of operations could be harmed. The United States has put in place higher tariffs and other trade restrictions and signaled that it may additionally alter trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada and Mexico, among others, have either threatened or put into place retaliatory tariffs of their own. As announced tariffs are implemented, or additional tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related countermeasures are taken by other countries, this could have a material adverse effect on our business, financial condition and results of operations. Current and additional tariffs have the potential to significantly raise the absolute and relative cost of our products compared with those of our competitors.

Fluctuations in the cost and availability of raw materials, equipment, labor and transportation could cause manufacturing delays or increase our costs.

The price and availability of key raw materials and components used to manufacture or ship our products, including aluminum ingot, carbon steel, cardboard and other packaging materials, enameling iron, stainless steel, certain plastic or rubber materials, certain electronic components and various engineered coating materials as well as manufacturing equipment and molds, may fluctuate significantly. In addition, the cost of logistics and transportation fluctuates in large part due to the price of oil, currency fluctuations and global demand trends. Any fluctuations in the cost and availability of any of our raw materials or other sourcing or transportation costs related to our raw materials or products could harm our gross margin and our ability to meet customer demand. If we are unable to successfully mitigate a significant portion of these product cost increases or fluctuations, then this could have a material adverse effect on our results of operations.

Product manufacturing disruptions, particularly at the facilities of our primary supplier, including as a result of catastrophic and other events beyond our control, could cause us to be unable to meet customer demand or increase our costs.

If operations at our primary supplier’s manufacturing facilities, or the facilities of our other supply chain partners, were to be disrupted as a result of significant equipment failures, natural or man-made disasters, earthquakes, power outages, fires, explosions, terrorism, adverse or extreme weather conditions, labor disputes, public health epidemics or other catastrophic events or events outside of our control, we may be unable to fill customer orders and otherwise meet customer demand for our products. Interruptions in production, in particular at our primary supplier’s manufacturing facilities, could increase our costs and reduce our sales.

Disruptions in our supply chain and other logistical factors affecting the distribution of our products could have a material adverse effect on our business.

A disruption within our logistics or supply chain network could adversely affect our ability to deliver inventory in a timely manner, which could impair our ability to meet customer demand for products and result in lost sales, increased supply chain costs or damage to our reputation. Such disruptions may result from damage or destruction to our distribution or fulfillment centers; weather-related events; natural disasters; international trade disputes or trade policy changes or restrictions; tariffs or import-related taxes; third-party strikes, lock-outs, work stoppages or slowdowns; shortages of supply chain labor, including truck drivers; shipping capacity constraints, including shortages of related equipment; third-party contract disputes; supply or shipping interruptions or costs, including the blockage of key shipping channels; military conflicts; acts of terrorism; public health issues, including pandemics or quarantines (such as the COVID-19 pandemic) and related shutdowns, reopenings or other actions by the government; civil unrest; or other factors beyond our control. As a result of these disruptions, we have in the past chosen, and may choose in the future, to arrange for additional quantities of affected products, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margin.

We also rely on the timely and free flow of goods through open and operational ports from our suppliers. Labor disputes or disruptions at ports, our common carriers or our suppliers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or canceled orders, unanticipated inventory accumulation or shortages and could have a material adverse effect on our business, financial condition and results of operations. In recent years, global ports, particularly those located on the West Coast of the United States, China and Europe, have been impacted by capacity constraints, port congestion and delays, periodic labor disputes, security issues, weather-related events and natural disasters, which have been further exacerbated by the pandemic. Disruptions to our supply or distribution chains due to any of the factors listed above could have a material adverse effect on our financial performance or financial condition.

Insolvency, credit problems or other financial difficulties that could confront our retail partners could expose us to financial risk.

We sell to our retail partners on open account terms and do not require collateral or a security interest in the inventory we sell them. Consequently, the majority of our accounts receivable with our retail partners are unsecured. Insolvency, credit problems or other financial difficulties confronting our customers and retail partners could expose us to financial risk. These actions could expose us to risks, including increases in our bad debt expense, if they are unable to pay for the products they purchase from us. Financial difficulties of our retail partners could also cause them to reduce their sales staff, use of attractive displays, number or size of stores and the amount of floor space dedicated to our products. Significant uncertainty about the ultimate duration and severity of the spread of COVID-19, uncertainties regarding consumer willingness to visit retail stores during the COVID-19 pandemic and in the future, and the overall economic impact of COVID-19 and the related impact on consumer confidence and spending may lead to a material reduction in sales of our products by our retail partners. Any reduction in sales by, or loss of, our current retail partners or consumer demand, or credit risks associated with our retail partners, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to online payment methods.

We currently accept payments for purchases through our website using a variety of methods, including credit cards, debit cards, gift cards and third-party payment methods. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Security Standards Council. PCI DSS contains a set of requirements designed to ensure that companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. See also “—Risks Related to Blackstone’s Operations and Industry—We rely on information technology systems to support our business operations. A significant disruption or breach of our technological infrastructure, or the technological infrastructure of our vendors or others with which we do business or rely on, could adversely affect our financial condition and results of operations. In addition, failure to maintain the security of proprietary, personal, sensitive or confidential information could damage our reputation and expose us to litigation.” Because we accept debit and credit cards for payment, we are also subject to the data encryption standards and payment network security operating guidelines of the American National Standards Institute. In addition, the Fair and Accurate Credit Transactions Act requires systems that print payment card receipts to employ personal account number truncation so that the consumer’s full account number is not viewable on the slip. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us.

Further, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. In the future, as we offer new payment options to consumers, including offering integrated emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements, and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines, investigations, legal proceedings, or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. If any of these events were to occur, this could have a material adverse effect on our business, financial condition, and results of operations.

Social media platforms present risks and challenges that could cause damage to our brand and reputation as well as to our results of operations.

Social media platforms present risks and challenges that could result in damage to our brand and reputation and could have a material adverse effect on our results of operations. As social media platforms have grown in size and popularity, we have received, and may continue to receive, a high degree of coverage that is published or otherwise disseminated by third parties via such platforms, as well as via blogs, articles, message boards, forums, and other media. The considerable expansion in the use of social media platforms over recent years has increased the volume of, and speed at which, negative publicity arising from certain events can be generated and spread, and we may be unable to timely respond to, correct any inaccuracies in, or adequately address negative perceptions arising from such coverage. Such negative or inaccurate posts or comments about us or our products on social media platforms could damage our reputation, brand image, and goodwill, and we could lose the confidence of our customers and partners, regardless of whether such information is true and regardless of any number of measures we may take to address them.

This social media coverage includes coverage that is not attributable to statements made by our officers or employees. Information provided by third parties, including by individuals or entities that are self-described outdoor cooking “experts” or that make use of our trademarks without permission, may not be reliable or accurate and could have a material adverse effect on our brand, reputation, and results of operations. There is also the potential that bad actors with interests that conflict with ours could disingenuously post negatively or critically about us on social media for their own benefit, an action for which we have little recourse. Our policies and procedures regarding social media have not always been, and may not in the future be, effective in preventing the inappropriate use of social media platforms, including blogs, social media websites, unofficial user groups, and other forms of Internet-based communications, and the related spread of misinformation or unauthorized display of our trademarks by third parties thereon.

Our brand could be harmed if we are unable to correct misinformation, or if our public image were to be tarnished by negative publicity, including through social media or other communications from our community. Unfavorable publicity about us, including our products, technology, personnel, and suppliers, could diminish confidence in, and the use of, our products. Such negative publicity also could adversely affect the size, engagement, activity, and loyalty of our customer base or the effectiveness of word-of-mouth marketing and result in decreased revenue or require us to expend additional funds for marketing efforts, which could have a material adverse effect our business, financial condition, and results of operations.

Risks Related to Government Regulation, Litigation and Intellectual Property Matters

We may be negatively impacted by litigation and other claims, including intellectual property, product liability or warranty claims, and health and safety concerns, including product recalls, any of which could negatively impact our sales and expose us to litigation.

We have been, and in the future may be, made a party to litigation arising in the ordinary course of our business, including those relating to commercial or contractual disputes with suppliers, customers or parties to acquisitions and divestitures, intellectual property matters, product liability, the use or installation of our products, consumer matters, employment and labor matters, and environmental, health and safety matters. The outcome of such legal proceedings cannot be predicted with certainty and some may be disposed of unfavorably to us. Regardless of outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Product quality issues could negatively impact consumer confidence in our brand and our business. If our products do not meet applicable safety standards or consumers’ expectations regarding safety or quality, we could experience lost sales and increased costs and be exposed to legal, financial and reputational risks, as well as governmental enforcement actions. Actual, potential or perceived product safety concerns could expose us to litigation, as well as government enforcement actions, and result in costly product recalls and other liabilities.

We generally provide a minimum one-year limited warranty on all of our griddles, which covers all parts, workmanship and finishes. The occurrence of any material defects in our griddles could result in an increase in returns or make us liable for damages and warranty claims in excess of our current reserves, which could result in a material adverse effect on our business, liquidity and financial condition if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls, and such costs may not be covered by insurance and could have a material adverse effect on our business, financial condition and results of operations. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand and adversely affect our financial condition and results of operations. Also, while our warranty is limited to part replacement and returns, warranty claims may result in litigation, the occurrence of which could have a material adverse effect on our business, financial condition and results of operations.

We have in the past and may in the future implement a voluntarily product recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products could be costly and could divert management resources. A recall or withdrawal of one of our products, or a similar product sold by a competitor, also could impair sales of our products because of confusion concerning the scope of the recall or withdrawal, or because of the damage to our reputation for quality and safety.

As a producer and distributor of a variety of consumer products, we must comply with various federal, state, provincial, local and foreign laws relating to the materials, production, packaging, quality, labeling and distribution of our products, including various environmental and health and safety laws and regulations. For example, the electronic components of our products may be subject to restrictions regarding the raw materials used and end-of-life requirements such as the collection, recycling and recovery of wastes. Our food products must meet U.S. Food and Drug Administration, or FDA, or parallel foreign requirements of safety for human consumption, labeling, processing and distribution under sanitary conditions and production in accordance with FDA “good manufacturing practices.” Should our products fail to comply with such laws and regulations or the interpretation or enforcement of such laws and regulations becomes more stringent, our costs could increase and changes to our products or operations could be required, which may have a material adverse effect on our business, financial condition or results of operations. See also “—We are subject to environmental, health and safety and consumer product laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.”

In addition, if our products are, or are alleged to be, defectively designed, manufactured or labeled, contain, or are alleged to contain, defective components or components containing hazardous materials, such as asbestos, or are misused, we may become subject to costly litigation initiated by griddle owners. This risk is inherent as our products are designed to be used in connection with highly flammable and volatile fuels. In addition to the reputational effects that fire and thermal events may cause due to the negative publicity that these events may receive on social media, product liability claims themselves could harm our reputation, divert management’s attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses and reduce product sales. Product liability claims could cause us to incur significant legal fees, and deductibles and claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain acceptance of our products or to expand our business.

If we are unable to obtain, maintain and enforce intellectual property protection for our products or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize products substantially similar to ours, and our ability to successfully commercialize our products may be compromised.

Our business and our ability to compete effectively depend on our ability to obtain, maintain, protect and enforce our intellectual property rights, confidential information and know-how. We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the United States and similar laws in other countries, as well as confidentiality procedures, cybersecurity practices and contractual provisions and restrictions, to protect the intellectual property rights and other proprietary rights relating to our products and proprietary technology. Despite our efforts to obtain, maintain, protect and enforce our intellectual property rights and other proprietary rights, there can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering, accessing or otherwise obtaining and using our technology, intellectual property rights or other proprietary rights or products without our permission. Further, there can be no assurance that our competitors will not independently develop products that are substantially equivalent or superior to our products or design around our intellectual property rights and other proprietary rights. In each case, our ability to compete could be significantly impaired.

We may, over time, increase our investment in protecting our intellectual property rights through additional trademark, patent, copyright and other intellectual property filings, which could be expensive and time-consuming. We may not be able to obtain registered intellectual property protection for our products and even if we are successful in obtaining effective patent, trademark, trade secret and copyright protection, it is expensive to maintain these rights in terms of application and maintenance costs, and the time and costs required to defend our rights could be substantial. Moreover, our failure to develop and properly manage new intellectual property rights could hurt our market position and business opportunities.

In addition, these measures may not be sufficient to offer us meaningful protection or provide us with any competitive advantages. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. In addition, effective intellectual property protection may not be available in every country in which we offer our products and services, and the laws of certain non-U.S. countries where we do business or may do business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Moreover, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. If we are unable to adequately protect our intellectual property rights and other proprietary rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use products and technologies that are substantially the same as ours to compete with us without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or violated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or to otherwise provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of some of our offerings or other competitive harm.

We may become involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. Monitoring unauthorized use of our intellectual property rights is difficult and costly. From time to time, we seek to analyze our competitors’ products and services, and may in the future seek to enforce our rights against potential infringement, misappropriation or violation of our intellectual property rights. However, the steps we have taken to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation or violation of our intellectual property rights. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products and services.

We are, and may in the future become, involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from using the technology or products at issue on grounds that our intellectual property rights do not cover the technology or products in question. Further, in such proceedings, the defendant could counterclaim that our intellectual property rights are invalid or unenforceable and the court may agree, in which case we could lose valuable intellectual property rights. The outcome in any such lawsuit is unpredictable. Even if resolved in our favor, such lawsuits may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. We may not have sufficient financial or other resources to conduct any such litigation or proceedings adequately, and some of our counterparties may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial effect on the price of our common stock. Moreover, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Sales of counterfeit versions of our products, as well as unauthorized sales of our products, may adversely affect our reputation, business, financial condition, results of operations and cash flows.

Our products, including our griddles, accessories and consumables, have and may continue to become subject to competition from counterfeit products, which are products sold under the same or very similar brand names and/or having a similar appearance to genuine products, but which are sold without proper licenses or approvals. Because a significant portion of our products are manufactured overseas in countries where counterfeiting is more prevalent and our intellectual property rights may not be as adequately protected as they are in the United States, and we intend to increase our sales internationally over the long term, we may experience increased counterfeiting of our products. Increased counterfeiting has also resulted from the proliferation of Internet-based marketplaces through which third parties can, with relative ease, sell and distribute imitation products. Such counterfeit products divert sales from genuine products, often are of lower cost and quality, may pose safety risks and have the potential to damage the reputation for quality and effectiveness of our genuine products. Illegal sales of counterfeit products could have an adverse impact on our business, financial condition, results of operations and cash flows. In addition, if illegal sales of counterfeit products result in adverse product liability or negative consumer experiences, we may be associated with negative publicity resulting from such incidents. Although we seek to monitor the existence of counterfeit products and initiate actions to remove them from sale, we may not be able to prevent third parties from manufacturing, selling or purporting to sell counterfeit products competing with our products. Such sales of counterfeit products may also be occurring without our knowledge. The existence and any increase in production or sales of counterfeit products or unauthorized sales could have a material adverse effect on our sales, brand reputation, business, financial condition and results of operations.

If our trademarks and trade names are not adequately protected, maintained and enforced, we may not be able to build and maintain name recognition in our markets of interest and our competitive position may be harmed.

Our applications for registration of trademarks in the United States, Canada and other jurisdictions in which we are seeking protection may not be allowed for registration in a timely fashion or at all, and we may not be successful in the maintenance and enforcement of our existing registered trademarks. In addition, the registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of third-party marks. Further, opposition or cancellation proceedings may in the future be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In the event that our trademarks are subject to challenges, determinations or oppositions, or if our trademarks are otherwise infringed or diluted, we may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition.

Third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion.

Moreover, third parties may file first for similar or identical trademarks in certain countries. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our products, technologies or services in such countries. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and we could be forced to rebrand our products, which could result in loss of brand recognition, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Any claim of infringement, misappropriation or violation of another party’s intellectual property rights could cause us to incur significant costs and to cease the commercialization of our products and services, which could have a material and adverse effect on our business, financial condition and results of operations.

In recent years, there has been significant litigation in the United States involving intellectual property rights. Companies in the outdoor cooking industry are increasingly bringing and becoming subject to lawsuits alleging infringement, misappropriation or violation of intellectual property rights, particularly patent rights, and our competitors and other third parties may hold patents or have pending patent applications or other intellectual property rights that could be related to our business. These risks have been amplified by the increase in patent holding companies and other third parties, commonly referred to as non-practicing entities, that seek to monetize patents they have purchased or otherwise obtained and whose sole or primary business is to assert such claims. Regardless of the merits of any other intellectual property litigation, we may be required to expend significant management time and financial resources on the defense of such claims, and any adverse outcome of any such claim or the above-referenced review could harm our business. We expect that we may receive in the future notices that claim we or our partners, customers or other third parties using our products and services have infringed, misappropriated, misused or otherwise violated other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps. Any future litigation, whether or not successful, could be extremely costly to defend, divert our management’s time, attention and resources, damage our reputation and brand, harm our ability to compete in the marketplace and substantially harm our business.

If any of our technologies, products or services are found to infringe, misappropriate or violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing or using such technologies, products or services. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies or products licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be forced, including by court order, to cease the commercialization or use of the violating technology, products or services. Accordingly, we may be forced to design around such violated intellectual property rights, which may be expensive, time-consuming or infeasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

In addition, in certain of our agreements with customers and other third parties, we have indemnification obligations for losses related to, among other things, claims by third parties of intellectual property infringement, misappropriation or other violation with respect to our products. Such customers or other third parties may in the future require us to indemnify them for such infringement, misappropriation or violation, breach of confidentiality or violation of applicable law, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these indemnity agreements may provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Any legal claims from customers or other third parties could result in substantial liabilities, reputational harm or the delay or loss of market acceptance of our products and could have material adverse effects on our relationships with such customers and other third parties.

If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new products in the future.

In the future, we may identify additional third-party intellectual property rights we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and other well-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property rights licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties or if the licensed intellectual property rights are found to be invalid or unenforceable, this could have a material adverse effect on our business, financial condition and results of operations. Moreover, we could encounter delays in the commercialization of products while we attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products, which could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We may not be able to enforce our intellectual property rights throughout the world.

We may be required to protect our proprietary technology in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products, services and technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and services and, further, may export otherwise infringing, misappropriating or violating products and services to territories where we have patent or other intellectual property protection but enforcement is not as strong as that in the United States. These products and services may compete with our products and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, this could have a material adverse effect on our business, financial condition and results of operations.

We rely on trade secrets and confidentiality agreements to protect our unpatented and non-public know-how, technology and other proprietary information and to maintain our competitive position. With respect to our products, we consider trade secrets and know-how to be one of our primary sources of intellectual property rights. However, trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as certain of our employees, corporate collaborators, outside contractors, consultants, advisors and other third parties, but we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information, including our technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary or confidential information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We may be subject to claims that our employees, consultants, advisors or independent contractors have wrongfully used or disclosed alleged trade secrets or other confidential information of their current or former employers or other third parties or claims asserting ownership of what we regard as our own intellectual property or proprietary rights.

Many of our employees, consultants, advisors and independent contractors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, advisors and independent contractors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we have been, and may in the future be, subject to claims that we or these individuals have, inadvertently or otherwise, improperly used or disclosed intellectual property rights, confidential or proprietary information, trade secrets or know-how of any such individual’s current or former employer or other third party. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our products. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our intellectual property rights. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require certain of our employees, suppliers, consultants, advisors and independent contractors who may be involved in the conception or development of intellectual property rights to execute agreements assigning such intellectual property rights to us, we cannot guarantee that we have entered into such agreements with each party that may have developed intellectual property rights for us. Individuals involved in the development of intellectual property rights for us may make adverse ownership claims to our current and future intellectual property rights. The assignment of intellectual property rights in agreements entered into by individuals involved in the development of intellectual property rights for us may not be self-executing, or the assignment agreements otherwise may be insufficient or breached, and we may not be able to obtain adequate remedies for such breaches. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property rights. In addition, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property rights owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

We collect, store, process and use personal and payment information and other customer data, which subjects us to regulation and other legal obligations related to privacy, information security and data protection.

Through our direct-to-consumer distribution platform, we collect, store, process and use personal and payment information and other customer data, and we rely on third parties that are not directly under our control to manage certain of these operations. Our customers’ personal information may include names, addresses, phone numbers, email addresses, payment card data and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we manage, the security features of our information systems are critical.

Threats to information technology security can take a variety of forms. Individual and groups of hackers and sophisticated organizations, including state-sponsored organizations or nation-states, continuously undertake attacks that may pose threats to our customers and our information technology systems. These actors may use a wide variety of methods, which may include developing and deploying malicious software or exploiting vulnerabilities in hardware, software or other infrastructure in order to attack our information technology systems or gain access to our systems, using social engineering techniques to induce our employees, users, partners or customers to disclose passwords or other sensitive information, taking other actions to gain access to our data or our customers’ data, impersonating authorized users or acting in a coordinated manner to launch distributed denial of service or other coordinated attacks. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, we have, from time to time, experienced threats to our data and systems, including malware and computer virus attacks and it is possible that in the future our safety and security measures will not prevent the systems’ improper functioning or damage, or the improper access or disclosure of personally identifiable information, such as in the event of cyber-attacks. For example, system administrators may fail to timely remove employee account access when no longer appropriate. Employees or third parties may intentionally compromise our security or systems or reveal confidential information. There have been media reports regarding increased cyber-security threats and potential breaches because of the increase in numbers of individuals working from home as a result of the COVID-19 pandemic. Cyber threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. See also “—Risks Related to Blackstone’s Operations and Industry—We rely on information technology systems to support our business operations. A significant disruption or breach of our technological infrastructure, or the technological infrastructure of our vendors or others with which we do business or rely on, could have a material adverse effect on our business, financial condition and results of operations. In addition, failure to maintain the security of proprietary, personal, sensitive or confidential information could damage our reputation and expose us to litigation.”

Any breach of our data security or that of our service providers could result in an unauthorized release or transfer of customer, consumer, user or employee information, or the loss of valuable business data or cause a disruption in our business. These events could give rise to unwanted media attention, damage our reputation, damage our customer, consumer, employee or user relationships and result in lost sales, fines or lawsuits. We may also be required to expend significant capital and other resources to protect against or respond to or alleviate problems caused by a security breach, which could have a material adverse effect on our results of operations. If we or our independent service providers or business partners experience a breach of systems compromising our customers’

sensitive data, our brand could be harmed, sales of our products could decrease and we could be exposed to losses, litigation or regulatory proceedings. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

In addition, privacy laws, rules and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. For example, in June 2018, the State of California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020, and created new individual privacy rights for California consumers and placed increased privacy and security obligations on entities handling certain personal data. Further, as we expand internationally, we may be subject to additional privacy rules, such as the European Union’s General Data Protection Regulation, many of which are significantly more stringent than those in the United States. Complying with these evolving obligations is costly, and any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, fines or lawsuits, and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to comply with anti-corruption or economic sanction regulations, we could be subject to substantial fines or other penalties.

Some of the countries where we operate or where our products are sold may not have as strong a commitment to anti-corruption and ethical behavior as is required by U.S. laws or by our corporate policies. Any violation of the Foreign Corrupt Practices Act (“FCPA”) or any similar anti-corruption law or regulation could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of our products in certain countries, which could have a material adverse effect on our business, financial condition or results of operations. If these anti-corruption laws or our internal policies were to be violated, our reputation and operations could also be substantially harmed. Further, detecting, investigating and resolving actual or alleged violations are expensive and can consume significant time and attention of our senior management.

In addition, the United States Department of the Treasury’s Office of Foreign Assets Control and other relevant agencies of the United States government administer certain laws and regulations that restrict United States persons and, in some instances, non-U.S. persons, from conducting activities, transacting business with or making investments in certain countries, or with governments, entities and individuals subject to United States economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. Our international operations subject us to these laws and regulations, which are complex, restrict our business dealings with certain countries, governments, entities and individuals and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions or civil and/or criminal penalties and violations can result in adverse publicity, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to environmental, health and safety and consumer product laws and regulations, which could subject us to liabilities, increase our costs or restrict our operations in the future.

Our properties and operations are subject to a number of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations govern, among other things, air emissions, water discharges, handling and disposal of solid and hazardous substances and wastes, soil and groundwater contamination, employee health and safety and the chemical content of products. We expect to continue to incur costs to comply with these laws and regulations. If we fail to comply with these laws and regulations, we could incur substantial civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing our operations or requiring us to conduct or fund remedial or corrective measures, install pollution control equipment or perform other actions. We may also be subject to joint and several liability for environmental investigations and cleanups, including at properties that we currently or previously owned or operated, or at sites at which waste we generated was disposed, even if the contamination was not caused by us or was legal at the time it occurred. We may face claims alleging harm to health or property or natural resource damages arising out of contamination or exposure to hazardous substances.

As a distributor of consumer products, certain of our products are subject to the U.S. Consumer Product Safety Act, which empowers the U.S. Consumer Product Safety Commission (“CPSC”) to exclude from the market products that are found to be unsafe or hazardous, and to similar laws in other jurisdictions. We are regularly subject to inquiries from regulators about product safety in the United States and in other countries. Under certain circumstances, the CPSC or other regulators could require us to repair, replace or refund the purchase price of one or more of our products, or potentially even discontinue entire product lines. We also may voluntarily take such action within strictures recommended by the CPSC or other regulators. The CPSC and other regulators also can impose fines or penalties on a manufacturer for noncompliance with its requirements. Further, failure to timely notify the CPSC or other regulators of a potential safety hazard can result in significant fines being assessed. Any repurchases or recalls of our products or an imposition of fines or penalties could be costly to us and could damage the reputation or the value of our brands. In addition, other laws regulating certain consumer products exist in certain states, as well as in other countries in which we sell our products.

In addition, future developments such as new and more restrictive, or changes to existing, environmental, health or safety laws and regulations, more aggressive enforcement of existing laws and regulations or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition and results of operations.

General Risk Factors

Our future success depends on the continuing efforts of our management team and key employees, and on our ability to attract and retain highly skilled personnel and senior management.

We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Further, our ability to manage further expansion will require us to continue to attract, motivate and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team or any new members of our management team will be able to successfully execute our business and operating strategies.

We are subject to many hazards and operational risks that can disrupt our business, some of which may not be insured or fully covered by insurance.

Our operations are subject to many hazards and operational risks inherent to our business, including: (a) general business risks; (b) product liability; (c) product recall; and (d) damage to third parties (e.g., our vendors), our infrastructure or properties caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, riots, cyberattacks, public health crises such as the current COVID-19 pandemic (and other future pandemics or epidemics), human errors and similar events.

Our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. For example, we do not currently maintain cybersecurity insurance and our insurance providers may take the position that our coverage, under present circumstances, does not extend to business interruptions as they relate to the COVID-19 pandemic. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits maintained by us could have a material adverse effect on our business, financial condition and results of operations.

We have a significant stockholder, which may limit our ability to influence corporate matters and may give rise to conflicts of interest.

Our majority stockholder is Cowell USA, which is a wholly-owned subsidiary of Cowell, Blackstone’s primary international supplier. Following the consummation of the Business Combination, Cowell is expected to beneficially own, directly or indirectly, twenty-six percent (26%) of NewCo common stock. Accordingly, Cowell exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common stock and approval of significant corporate transactions. In addition, a member of the NewCo Board, Shawn Lee, is currently the President of Cowell, which gives Cowell direct influence in the day-to-day operations of Blackstone. This concentration of ownership may prevent or discourage unsolicited acquisition proposals or offers for our common stock. Further, the interests of Cowell may not always coincide with our interests or the interests of other stockholders and Cowell may act in a manner that advances its best interests and not necessarily those of other stockholders.

Our business could be adversely affected by an accident, a safety incident or a workforce disruption.

Our inability to timely adapt to changing norms and requirements around maintaining a safe workplace could cause employee illness, accidents or team discontent if it is perceived that we are failing to protect the health and safety of our employees. While we maintain liability insurance, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our manufacturing, warehousing or last-mile activities.

We may engage in merger and acquisition activities, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

As part of our growth, we may in the future make investments in businesses, technologies, services and other assets that complement our business. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all, in the future. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our customers or investors. Moreover, an acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations, diverting management from their primary responsibilities, subjecting us to additional liabilities, increasing our expenses and adversely impacting our business, financial condition and results of operations. Moreover, we may be exposed to unknown liabilities and the anticipated benefits of any acquisition, investment or business relationship may not be realized, if, for example, we fail to successfully integrate such acquisitions, or the technologies associated with such acquisitions, into our company.

To pay for any such acquisitions, we would have to use cash, incur debt or issue equity securities, each of which may affect our financial condition or the value of our capital stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. In addition, we may receive indications of interest from other parties interested in acquiring some or all of our business. The time required to evaluate such indications of interest could require significant attention from management and disrupt the ordinary functioning of our business and could have a material adverse effect on our business, financial condition and results of operations.

Our proprietary software may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary applications, including our cloud infrastructure, websites or other systems from operating properly. If our proprietary mobile applications do not function reliably or fail to achieve member or customer expectations in terms of performance, we may lose or fail to grow member usage and customers could assert liability claims against us. This could damage our reputation and impair our ability to attract or maintain relationships with customers and other third parties.

If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

We license certain intellectual property rights, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property rights or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights and could prevent us from selling our products and services or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain technologies are licensed to us on a nonexclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property rights that have not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing, misappropriating or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property rights or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property rights or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs or, in some instances, adversely impact demand for our products.

Many nations have agreed to limit emissions of greenhouse gas pursuant to the United Nations Framework Convention on Climate Change, also known as the “Kyoto Protocol,” and other initiatives. In December 2015, the United States and 194 other countries adopted the Paris Agreement, committing to work toward addressing climate change and agreeing to a monitoring and review process for greenhouse gas emissions. Although the United States withdrew from the Paris Agreement in November 2020, the United States officially rejoined the Paris Agreement in February 2021 following the change in Presidential administrations and may in the future choose to join other international agreements targeting greenhouse gas emissions. In addition, in January 2021, President Biden issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the current administration’s policies and to confront the climate crisis. President Biden also issued an executive order solely targeting climate change. The adoption of legislation or regulatory programs at the federal level, or other government action to reduce emissions of greenhouse gases, could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements.

Risks Related to NewCo and NewCo Common Stock Following the Business Combination

NewCo will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

If Blackstone completes the Business Combination and NewCo becomes a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after NewCo is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, NewCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Blackstone’s management and other personnel will need to devote a substantial amount of time to these public company requirements. Moreover, Blackstone expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. Blackstone may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Blackstone intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. Blackstone cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. If NewCo’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against Blackstone and its business may be adversely affected.

The rules and regulations applicable to public companies make it more expensive for NewCo to obtain and maintain director and officer liability insurance, and NewCo may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for NewCo to attract and retain qualified members of its board of directors, particularly to serve on NewCo’s audit committee and compensation committee, and qualified executive officers.

Blackstone cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Blackstone to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Blackstone’s management team has limited experience managing a public company.

Most of the members of Blackstone’s management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Blackstone’s management team has not worked together at prior companies that were publicly traded. Blackstone’s management team may not successfully or efficiently manage their new roles and responsibilities. Blackstone’s transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Blackstone’s senior management and could divert their attention away from the day-to-day management of Blackstone’s business, which could have a material adverse effect on Blackstone’s business, financial condition and results of operations.

Blackstone’s management has identified material weaknesses in its internal control over financial reporting. These material weaknesses could continue to adversely affect its, and following the Business Combination, NewCo’s ability to report its results of operations and financial condition accurately and in a timely manner.

Blackstone’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. As a public company NewCo’s management will be required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, Blackstone’s management identified material weaknesses in its internal control over financial reporting relating to (i) inadequate segregation of duties; (ii) lack of appropriate documentation and maintenance of evidence for controls implemented; (iii) the inability to prepare complete and accurate financial statements in a timely manner in accordance with GAAP; (iv) insufficient technical capabilities to ensure the correct accounting for complex equity transactions; (v) deficiency in the design of controls surrounding revenue and expense cut-off and (vi) lack of sufficient oversight by those charged with governance. As a result of these material weaknesses, Blackstone’s management concluded that its internal control over financial reporting was not effective as of December 30, 2020.

Blackstone management is in the process of developing a plan to remediate these material weaknesses. Once Blackstone, and after the Business Combination, NewCo, begin an implementation plan, the remediation measures will be ongoing and it is expected that these will result in future costs for NewCo. However, the material weaknesses will not be considered remediated until the remediation plan has been fully implemented, the applicable controls are fully operational for a sufficient period of time, and NewCo has concluded, through testing, that the newly implemented and enhanced controls are operating effectively. At this time, neither Blackstone nor NewCo can predict the success of such efforts or the outcome of future assessments of the remediation efforts. Blackstone and NewCo’s efforts may not remediate these material weaknesses in internal controls over financial reporting, and may not prevent additional material weaknesses from being identified in the future. Failure to implement and maintain effective internal control over financial reporting could result in errors in NewCo’s consolidated financial statements that could result in a restatement of its consolidated financial statements, and could cause it to fail to meet its reporting obligations, any of which could diminish investor confidence in NewCo and cause a decline in its equity value. Additionally, ineffective internal controls could expose NewCo to an increased risk of financial reporting fraud and the misappropriation of assets, and may further subject it to potential delisting from the stock exchange on which it lists, or to other regulatory investigations and civil or criminal sanctions.

As a public company, subject to limited exceptions following the Business Combination, NewCo will be required pursuant to Section 404(a) of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by NewCo’s management in internal control over financial reporting. If in the future NewCo is no longer classified under the definition of an “emerging growth company,” its independent registered public accounting firm will also be required, pursuant to Section 404(b) of the Sarbanes-Oxley Act, to attest to the effectiveness of its internal control over financial reporting in each annual report on Form 10-K to be filed with the SEC. NewCo will be required to disclose material changes made in its internal control over financial reporting on a quarterly basis. Failure to comply with the Sarbanes-Oxley Act could potentially subject NewCo to sanctions or investigations by the SEC, the stock exchange on which its securities are listed, or other regulatory authorities, which would require additional financial and management resources.

Provisions in certain of the agreements governing our financing arrangements may result in cross-triggers in the warrant agreement entered into between Ackrell and Continental, including adjustments to the exercise price and redemption trigger price of the warrants that may discourage investments in our securities.

In connection with the initial public offering of our securities and the consummation of the Business Combination, we have entered into various agreements governing our financing arrangements. These agreements include complex provisions that may result in cross-triggers in other financing arrangements. For example, the warrant agreement entered into between Ackrell and Continental provides that if:

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Ackrell issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share,

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the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and

•	the Market Value (as defined below) is below $9.20 per share (collectively, an “issuance”),

then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the price at which Ackrell issues the additional shares of common stock or equity-linked securities, and the $18.00 redemption trigger price will be adjusted to 180% of this amount. “Market Value” is defined as the volume weighted average reported trading price of the Common Stock for the twenty (20) trading days starting on the trading day prior to the date of the consummation of the Business Combination. A transfer of common stock as part of a capital raise could constitute an issuance, triggering the exercise price and redemption trigger adjustments in the warrants. These types of provisions may discourage investments in NewCo securities.

The Ackrell Charter and the NewCo A/R Charter require, to the fullest extent permitted by law, that derivative actions brought in Ackrell’s or NewCo’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Ackrell’s or NewCo’s directors, officers, other employees or stockholders, as applicable.

The Ackrell Charter and the NewCo A/R Charter require, to the fullest extent permitted by law, that derivative actions brought in Ackrell’s or NewCo’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or, if the Court of Chancery does not have subject matter jurisdiction, in the federal district court of the State of Delaware. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Ackrell or NewCo, as applicable, or any of their respective directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although their respective stockholders will not be deemed to have waived their compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Ackrell Charter and the NewCo A/R Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, Ackrell or NewCo, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, financial condition and results of operations.

The Ackrell Charter and the NewCo A/R Charter provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. The NewCo A/R Charter also provides that unless NewCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the NewCo A/R Charter provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Anti-takeover provisions contained in the NewCo A/R Charter and the NewCo Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The NewCo A/R Charter and the NewCo Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

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the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

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providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

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granting the ability to remove directors with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares of NewCo common stock entitled to vote thereon;

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requiring the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of capital stock of NewCo entitled to vote generally in the election of directors, voting together as a single class, to amend the NewCo Bylaws or Articles V, VI, VII, VIII, IX and X of the NewCo A/R Charter; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to the NewCo Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of NewCo.

These provisions, alone or together, could delay hostile takeovers and changes in control of NewCo or changes in the NewCo Board and NewCo’s management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of NewCo common stock. Any provision of the NewCo A/R Charter, the NewCo Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of NewCo common stock and could also affect the price that some investors are willing to pay for NewCo common stock. For more information, see the section of this proxy statement/prospectus captioned “Description of Securities of NewCo—Certain Anti-Takeover Provisions of Delaware Law and the NewCo A/R Charter and NewCo Bylaws.”

Claims for indemnification by NewCo’s directors and officers may reduce NewCo’s available funds to satisfy successful third-party claims against NewCo and may reduce the amount of money available to NewCo.

The NewCo Bylaws will provide that NewCo will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the NewCo Bylaws and its indemnification agreements that it will enter into with its directors and officers will provide that:

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NewCo will indemnify its directors and officers for serving NewCo in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	NewCo may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

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NewCo will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

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NewCo will not be obligated pursuant to its NewCo Bylaws to indemnify a person with respect to proceedings initiated by that person against NewCo or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification; and

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the rights conferred in the NewCo Bylaws are not exclusive, and NewCo is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

Following the consummation of the Business Combination, NewCo’s only significant asset will be indirect ownership of 100% of Blackstone’s membership interest, and NewCo does not currently intend to pay dividends on NewCo common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of NewCo common stock.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the indirect ownership of 100% of Blackstone’s membership interests because it will own 100% of Cowell USA We will depend on Blackstone for distributions, loans, and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly-traded company and to pay any dividends with respect to our common stock. Applicable state law and contractual restrictions, including in agreements governing the future indebtedness of Blackstone, as well as the financial condition and operating requirements of Blackstone, may limit our ability to obtain cash from Blackstone. Thus, we do not expect to pay cash dividends on NewCo common stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in NewCo common stock unless you sell those securities, as applicable, for a price greater than that which you paid for it. In addition, in the event that the board of directors and stockholders of NewCo were to approve a sale of all of our holdings of Blackstone, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about NewCo, its business or its market, or if they change their recommendations regarding NewCo’s securities adversely, the price and trading volume of NewCo’s securities could decline.

The trading market for NewCo’s securities will be influenced by the research and reports that industry or securities analysts may publish about NewCo, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on NewCo. If no securities or industry analysts commence coverage of NewCo, NewCo’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover NewCo change their recommendation regarding NewCo common stock adversely, or provide more favorable relative recommendations about NewCo’s competitors, the price of shares of NewCo common stock would likely decline. If any analyst who may cover NewCo were to cease coverage of NewCo or fail to regularly publish reports on it, NewCo could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of the NewCo common stock and may be dilutive to existing stockholders.

In the future, we may incur debt or issue equity-ranking senior to the NewCo common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting NewCo’s operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the NewCo common stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of NewCo common stock and be dilutive to existing stockholders.

There can be no assurance that NewCo common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list NewCo’s common stock and warrants on Nasdaq under the symbols “BLKS” and “BLKSW,” respectively. Blackstone has the right to terminate the Business Combination Agreement if NewCo’s securities are not approved for listing, subject to notice of issuance, at the time of the closing of the Business Combination Agreement. In order to obtain such listing, Ackrell will be required to demonstrate NewCo’s compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. NewCo’s continued eligibility for listing may depend on the number of Ackrell’s shares that are redeemed. If, after the Business Combination, Nasdaq delists NewCo’s shares from trading on its exchange for failure to meet the listing standards, NewCo and its stockholders could face significant material adverse consequences including, but not limited to:

•	a limited availability of market quotations for NewCo’s securities;

•	reduced liquidity for NewCo’s securities;

•

a determination that NewCo common stock is a “penny stock,” which will require brokers trading in NewCo common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for NewCo common stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because NewCo common stock and Public Warrants are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if NewCo was no longer listed on Nasdaq, NewCo’s securities would not be covered securities and NewCo would be subject to regulation in each state in which NewCo offers its securities.

An active market for NewCo’s securities may not develop, which would adversely affect the liquidity and price of NewCo’s securities.

The price of NewCo’s securities may vary significantly due to factors specific to NewCo as well as to general market or economic conditions. Furthermore, an active trading market for NewCo’s securities may never develop or, if developed, it may not be sustained. Holders of NewCo’s securities may be unable to sell their securities unless a market can be established and sustained.

The market price of NewCo common stock may decline as a result of the Business Combination or other market factors.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Ackrell’s securities prior to the Closing may decline. The market values of NewCo’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Ackrell’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of NewCo’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Blackstone membership interests. Accordingly, the valuation ascribed to Blackstone may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for NewCo’s securities develops and continues, the trading price of NewCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond NewCo’s control. Any of the factors listed below could have a material adverse effect on your investment in NewCo’s securities and NewCo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of NewCo’s securities may not recover and may experience a further decline.

The market price of NewCo common stock may decline as a result of the Business Combination and for a number of other reasons including if:

•	investors react negatively to the prospects of NewCo’s business and the prospects of the Business Combination;

•	the effect of the Business Combination on NewCo’s business and prospects is not consistent with the expectations of securities or industry analysts;

•	NewCo does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by securities or industry analysts;

•	actual or anticipated fluctuations in NewCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about NewCo’s results of operations;

•	success of competitors;

•	changes in financial estimates and recommendations by securities analysts concerning NewCo or the outdoor cooking industry in general;

•	operating and share price performance of other companies that investors deem comparable to NewCo;

•	NewCo’s ability to market new and enhanced products and technologies on a timely basis;

•	changes in laws and regulations affecting NewCo’s business;

•	NewCo’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving NewCo;

•	changes in NewCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of NewCo’s shares of common stock available for public sale; or

•	any major change in the NewCo Board or management.

Future sales, or the perception of future sales, by NewCo or its stockholders in the public market following the Business Combination could cause the market price for NewCo common stock to decline.

The sale of shares of NewCo common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of NewCo common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for NewCo to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that NewCo will have a total of                  shares of NewCo common stock outstanding (excluding any outstanding Warrants and assuming that (i) there are no redemptions of any shares by Ackrell’s public stockholders in connection with the Business Combination, (ii) no awards are issued under the Incentive Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) Ackrell does not engage in any kind of additional equity financing prior to the Closing). All shares currently held by Ackrell public stockholders and all of the shares issued in the Business Combination to existing Blackstone stockholders will be freely tradable without registration under the Securities Act, and without restriction, by persons other than NewCo’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including NewCo’s directors, executive officers and other affiliates.

In connection with the Business Combination, existing Blackstone members, who are expected to collectively own                  shares of NewCo common stock following the Business Combination (based on the above assumptions and Blackstone’s current stock holdings), and Ackrell Sponsor, have agreed with Ackrell, subject to certain exceptions, not to dispose of or hedge any of their shares of NewCo common stock or securities convertible into or exchangeable for shares of NewCo common stock during the period from the date of the Closing continuing through six months from the Closing Date. For more information, see the section of this proxy statement/prospectus entitled “Proposal 1: The Business Combination Proposal—Business Combination Agreement.”

In addition, the shares of NewCo common stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed Incentive Plan will initially reserve up to                  shares of NewCo common stock following the consummation of the Business Combination for issuance as awards in accordance with the terms of the Incentive Plan. NewCo is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of NewCo common stock or securities convertible into or exchangeable for shares of NewCo common stock issued pursuant to the Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover shares of NewCo common stock.

In the future, NewCo may also issue its securities in connection with investments or acquisitions. The amount of shares of NewCo common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of NewCo common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to NewCo stockholders.

NewCo’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities.

If, after listing, NewCo fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, NewCo can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if NewCo’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

NewCo will qualify as an “emerging growth company” within the meaning of the Securities Act, and if NewCo takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make NewCo’s securities less attractive to investors and may make it more difficult to compare NewCo’s performance with other public companies.

Following the consummation of the Business Combination, NewCo will qualify as an “emerging growth company” within the meaning of the Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, NewCo may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as NewCo continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in NewCo’s periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, NewCo’s stockholders may not have access to certain information they may deem important. NewCo will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of NewCo common stock that is held by non-affiliates exceeds $700,000,000 as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which NewCo has total annual gross revenue of $1,070,000,000 or more during such fiscal year (as indexed for inflation), (iii) the date on which NewCo has issued more than $1,000,000,000 in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Ackrell common stock in the Ackrell IPO. Investors may find NewCo’s securities less attractive because NewCo will rely on these exemptions. Ackrell cannot predict whether investors will find NewCo’s securities less attractive because it will rely on these exemptions. If some investors find NewCo’s securities less attractive as a result of its reliance on these exemptions, the trading prices of NewCo’s securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NewCo’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

The unaudited pro forma financial information included herein may not be indicative of what NewCo’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what NewCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Transfers of NewCo’s securities utilizing Rule 144 of the Securities Act may be limited as a result of the Transaction involving a shell company, other than a business combination related shell company.

A significant portion of NewCo’s securities are restricted from immediate resale. Holders should be aware that transfers of NewCo securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. As a result, we anticipate that holders will not be able to sell their restricted NewCo securities pursuant to Rule 144 without registration until one year after the Business Combination has been completed.

Risks Related to Our Capital Requirements and Capital Structure

NewCo’s Convertible Notes to be issued and outstanding after consummation of the Business Combination may have a material adverse effect on our financial results, result in the dilution of NewCo’s stockholders and create downward pressure on the price of NewCo common stock.

In connection with the Business Combination, Ackrell entered into a Subscription Agreement for Common Stock Convertible Notes, pursuant to which Ackrell agreed to issue and sell, in private placements to close immediately prior to the consummation of the Business Combination, an aggregate of approximately $111 million of principal amount of Convertible Notes. The Convertible Notes will be convertible for shares of NewCo common stock at a conversion price of $11.50 per share in accordance with the terms thereof and will bear interest at a rate of 9.875% per annum, paid-in-kind or in cash at the option of NewCo and accruing semi-annually. The sale of the Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of shares of NewCo common stock into which the Convertible Notes are convertible. If shares of NewCo common stock are issued to the holders of the Convertible Notes upon conversion, there will be dilution to our stockholders’ equity and the market price of NewCo common stock may decrease due to the additional selling pressure in the market. Any downward pressure on the price of NewCo common stock caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Notes could also encourage short sales by third parties, creating additional selling pressure on our share price.

NewCo may not have the ability to raise the funds necessary to repurchase the Convertible Notes upon a fundamental change or repay the Convertible Notes in cash at their maturity, and NewCo’s future debt may contain limitations on our ability to pay cash upon conversion, redemption or repurchase of the Convertible Notes.

Holders of the Convertible Notes will have the right under the Indenture governing the Convertible Notes to require NewCo to repurchase all or from time to time a portion of their Convertible Notes upon the occurrence of a fundamental change before the applicable maturity date at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased plus any and all interest from, and including, the date on which interest has been paid or duly provided for under the Indenture to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture). Moreover, NewCo will be required to repay the Convertible Notes in cash at their maturity, unless earlier converted, redeemed or repurchased. NewCo may not have enough available cash or be able to obtain financing at the time NewCo is required to make repurchases of such Convertible Notes surrendered or pay cash with respect to such Convertible Notes being converted.

In addition, NewCo’s ability to repurchase, redeem or to pay cash upon conversion of Convertible Notes may be limited by law, regulatory authority, or agreements governing NewCo’s future indebtedness. NewCo’s failure to repurchase the Convertible Notes at a time when the repurchase is required by the Indenture or to pay cash upon conversion of such Convertible Notes as required by the Indenture would constitute a default under such Indenture. A default under the Indenture or the fundamental change itself could also lead to a default under agreements governing NewCo’s future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, NewCo may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

Subject to the significant restrictions in Blackstone’s current debt agreements, NewCo may still incur substantially more debt or take other actions that would diminish NewCo’s ability to make payments on the Convertible Notes when due.

NewCo may be able to incur substantial additional debt in the future, subject to the restrictions contained in NewCo’s debt instruments. Upon consummation of the Business Combination, pursuant to the Convertible Note Subscription Agreements, NewCo will be subject to certain restrictions under the terms of the Indenture governing the Convertible Notes, including limitations regarding incurring future indebtedness, subject to specific allowances in the Indenture. However, NewCo will not be restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing NewCo’s ability to make payments on the Convertible Notes when due.

NewCo’s significant level of indebtedness could limit cash flow available for its operations, adversely affect its financial health and prevent it from fulfilling its obligations under the debt agreements.

NewCo has, and will continue to have, a significant amount of indebtedness. NewCo’s substantial level of indebtedness increases the possibility that it may be unable to generate cash sufficient to pay the principal, interest or other amounts due on its indebtedness. As a consequence of our indebtedness, (1) demands on NewCo’s cash resources may increase, (2) NewCo is subject to restrictive covenants that further limit its financial and operating flexibility, and (3) NewCo may choose to institute self-imposed limits on our indebtedness based on certain considerations including market interest rates, its relative leverage and its strategic plans. For example, as a result of NewCo’s substantial level of indebtedness and the uncertainties arising in the credit markets and the U.S. economy:

•	NewCo may be more vulnerable to general adverse economic and industry conditions;

•	NewCo may have to pay higher interest rates upon refinancing or on our variable rate indebtedness if interest rates rise, thereby reducing our cash flows;

•

NewCo may find it more difficult to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements that would be in our best long-term interests;

•

NewCo may be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, reducing the available cash flow to fund other investments, including share repurchases, tower acquisition and new build capital expenditures;

•	NewCo may have limited flexibility in planning for, or reacting to, changes in our business or in the industry;

•	NewCo may have a competitive disadvantage relative to other companies in our industry that are less leveraged; and

•	NewCo may be required to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms, in order to meet payment obligations.

These restrictions could have a material adverse effect on NewCo’s business by limiting NewCo’s ability to take advantage of financing, mergers and acquisitions, share repurchases, or other opportunities. Furthermore, subject to certain restrictions under NewCo’s existing indebtedness and the Indenture, NewCo may incur significant additional indebtedness in the future, some of which may be secured debt.

NewCo’s Convertible Senior Notes are subordinated to Blackstone’s senior indebtedness, including the ABL Revolver and Term Loan.

Upon consummation of the Business Combination, NewCo will issue $111 million in Convertible Senior Notes. Although the Convertible Notes are designated senior notes, they are effectively subordinated to Blackstone’s current secured indebtedness, to the extent of the value of the assets securing such indebtedness. In the event of NewCo’s bankruptcy, liquidation, reorganization or other winding up, the assets that secure debt ranking senior or equal in right of payment to the notes will be available to pay obligations on the notes only after any secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

As of December 31, 2021, Blackstone had approximately $107 million of indebtedness outstanding, consisting of amounts outstanding under a $50 million revolving credit facility with Wells Fargo and a $75 million term loan with White Oak (the “ABL Revolver” and “Term Loan” programs, respectively). Blackstone’s guarantee is secured by substantially all of its assets, including, without limitation, a pledge of all of the outstanding stock of its direct subsidiaries. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

The documents governing Blackstone’s and, following the Business Combination, NewCo’s, indebtedness, including the Convertible Notes, contain restrictive covenants that could have a material adverse effect on our business operations by limiting our flexibility.

The documents governing our indebtedness, including the notes, contain restrictive covenants that could adversely affect NewCo’s business by limiting our flexibility. Depending on the agreement, the covenants may restrict NewCo.

The Indenture governing the Convertible Notes contains restrictive covenants imposing significant operational and financial restrictions on NewCo, including restrictions that may limit NewCo’s ability to engage in acts that may be in NewCo’s long-term best interests. Among other things, the covenants under each indenture limit the ability of NewCo, as applicable, to:

•	merge, consolidate or sell assets;

•	make restricted payments, including pay dividends or make other distributions;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions; and

•	issue guarantees of indebtedness.

In addition, the Indenture contains certain ratio tests that must be met before we and our restricted subsidiaries may incur additional indebtedness. For example, pursuant to the Indenture, until such notes are redeemed, we and our restricted subsidiaries may incur additional indebtedness only if (i) the Consolidated Indebtedness to Annualized Consolidated Adjusted EBITDA Ratio (as defined in the Indenture) is no greater than 9.5x on a pro forma basis, and (ii) current cash payment of interest accrued on the Convertible Notes is permitted under such indebtedness. These restrictive covenants are subject to a number of qualifications and exceptions.

We are subject to similar financial and other restrictive covenants and are required to maintain compliance with certain financial covenants under the Senior Credit Agreements, which include the ABL Revolver and Term Loan. Under the Term Loan, there are certain restrictive covenants, including (1) a ratio of Debt to Consolidated EBITDA (in each case, calculated in accordance with the Term Loan) not to exceed 2.5x for any fiscal quarter, (2) a ratio of Consolidated EBITDA minus unfinanced capitalized expenditures to the sum of Consolidated Interest Expense plus scheduled principal payments of debt, taxes, restricted payments, and fees and compensation paid to directors (calculated in accordance with the Term Loan) of not less than 1.25x for any fiscal quarter, and (3) a requirement for the period after the Closing, subject to certain conditions, to maintain either qualified cash of not less than $30 million or qualified cash plus the book value of received and inventory of not less than 80% of the sum of the outstanding amount under the Term Loan plus the outstanding revolver usage under the ABL Revolver. In addition, the ABL Revolver also contains a financial covenant requiring the company and its subsidiaries to maintain a fixed charge coverage ratio of 1.0x during any quarterly period where excess availability (defined as availability under the revolver minus payables aged in excess of 60 days from the invoice date) is less than the greater of 10% of the maximum revolver amount and $5 million and for 30 days thereafter.

These restrictive covenants could place NewCo at a disadvantage compared to some of its competitors, which may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could have an adverse effect on NewCo’s business by limiting its ability to take advantage of financing, new tower development, mergers and acquisitions or other opportunities. If NewCo fails to comply with these covenants, it could result in an event of default under its debt instruments. If any such default occurs, all amounts outstanding under the notes, the Convertible Notes may become immediately due and payable.

To service its indebtedness, NewCo will require a significant amount of cash, and if it is unable to meet its debt obligations through the cash flow generated by its operations, or, if necessary, future borrowing, NewCo may not be able to make payments on its indebtedness.

NewCo’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate sufficient cash flow from operations in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative and regulatory conditions and other factors that are beyond NewCo’s control.

NewCo cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it under its bank credit facility in an amount sufficient to enable it to pay principal and interest on its indebtedness or to fund its other liquidity needs. If NewCo’s cash flow and capital resources are insufficient to fund its debt obligations, the combined company may be forced to reduce its planned capital expenditures, sell assets, seek additional equity or debt capital or restructure its debt. The combined company cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, any failure to make scheduled payments of interest and principal on NewCo’s outstanding indebtedness would likely result in a reduction of its credit rating, which could harm its ability to incur additional indebtedness on acceptable terms. NewCo’s cash flow and capital resources may be insufficient for payment of interest on and principal of its debt in the future and any such alternative measures may be unsuccessful or may not permit the combined company to meet scheduled debt service obligations, which could cause the combined company to default on its obligations and could impair its liquidity.

Risks Relating to Ackrell, the Business Combination and Redemption

Ackrell has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. If Ackrell is unable to consummate a business combination, including the Business Combination, its public stockholders may be forced to wait until March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months pursuant to the Ackrell Charter) before receiving distributions from the Trust Account.

Ackrell is a development stage blank check company, and as it has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. Ackrell has until March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months pursuant to the Ackrell Charter) to complete a business combination. Ackrell has no obligation to return funds to investors prior to such date unless (i) it consummates a business combination prior thereto or (ii) it seeks to amend the Ackrell Charter prior to consummation of a business combination, and only then in cases where investors have sought to redeem or sell their shares to Ackrell. Only after the expiration of this full time period will public security holders be entitled to distributions from the Trust Account if Ackrell is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate their investment, public security holders may be forced to sell their public subunits or public warrants, potentially at a loss. In addition, if Ackrell fails to complete an initial business combination by the prescribed time frame, there will be no redemption rights or liquidating distributions with respect to the public warrants, which will expire worthless.

Ackrell’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern.”

As of September 30, 2021, Ackrell had $139,426,720 in cash held in trust and $191,915 available for working capital needs. Further, Ackrell has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans, including the Business Combination. Ackrell cannot assure you that its plans to raise capital or to consummate an initial business combination, including the Business Combination, will be successful. These factors, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from its inability to consummate the Business Combination or its inability to continue as a going concern. On December 23, 2021, the Sponsor deposited $1,380,000 into the Trust Account to extend the deadline date to complete Ackrell’s initial Business Combination to March 23, 2022. Ackrell issued its non-interest bearing promissory note to the Sponsor to evidence its obligation to repay those funds. The promissory note is payable upon consummation of the Business Combination.

If Ackrell is required to seek additional capital, it would need to borrow funds from the Sponsor, its management team or other third parties to operate or it may be forced to liquidate. None of such persons is under any obligation to advance funds to Ackrell in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to Ackrell from the Trust Account upon completion of the Business Combination. If Ackrell is unable to consummate the Business Combination because it does not have sufficient funds available, and if Ackrell is not able to consummate another business combination within the timeline set forth in the Ackrell Charter, Ackrell may be forced to cease operations and liquidate the Trust Account. Consequently, Ackrell’s public stockholders may receive less than $10.10 per share and their warrants will expire worthless.

If Ackrell does not consummate a business combination by March 23, 2022 (or June 23, 2022 if it exercises its right to seek an extension for an additional three months), Ackrell will have to cease all operations except for the purpose of winding up and redeem all of its public subunits for their pro rata portions of the Trust Account and liquidate or seek approval of its stockholders to extend the termination date.

If Ackrell is unable to complete a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months), Ackrell will have to (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem all public subunits then outstanding at a per-subunit price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any amounts representing interest earned on the Trust Account not previously released to Ackrell (net of taxes payable), divided by the number of then outstanding public subunits, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Ackrell and Blackstone are expected incur significant transaction and transition costs in connection with the Business Combination. If the parties fail to consummate the Business Combination, Ackrell may not have sufficient cash available to pay such costs.

Ackrell and Blackstone expect to incur significant, non-recurring costs in connection with consummating the Business Combination. Some of these costs are payable regardless of whether the Business Combination is completed. Ackrell’s transaction expenses as a result of the Business Combination are currently estimated at approximately $21.7 million, which is comprised of business combination advisory fees, fairness opinion fees and fees associated with legal, audit, and printing and mailing this proxy statement/prospectus. Blackstone estimates its Business Combination costs to be approximately $15.1 million, which is comprised of advisory, legal, auditing, financial consulting and investor relations fees. If the parties do not consummate the Business Combination, each party will be required to pay its own fees and expenses, and Ackrell likely will not have sufficient cash available to pay its fees and expenses unless and until it completes a subsequent business combination transaction.

The working capital available to NewCo after the Business Combination will be reduced to the extent Ackrell’s stockholders exercise their redemption rights in connection with the Business Combination and will also be reduced to the extent of Ackrell’s and Blackstone’s transaction expenses, which will be payable by the combined company. This may adversely affect the business and future operations of NewCo.

The amount of working capital available to NewCo after the Business Combination will depend in part on the extent to which Ackrell stockholders exercise their right to redeem their subunits into cash in connection with the Business Combination. NewCo’s working capital will be reduced in proportion to such redemptions and will also be reduced to the extent of Ackrell’s and Blackstone’s transaction expenses, which will be payable by the combined company. Reduced working capital may adversely affect NewCo’s business and future operations.

The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what the actual financial position or results of operations of the combined entity would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position or results of operations of the combined entity would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Combined Financial Information” for more information.

During the pendency of the Business Combination, Ackrell will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Ackrell to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Ackrell may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither Ackrell nor Blackstone may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to Ackrell’s stockholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of Ackrell, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Proposal 1: The Business Combination Proposal—Business Combination Agreement—Closing Conditions.” Ackrell and Blackstone may not satisfy all of the closing conditions in the Business Combination Agreement. In particular, one of the closing conditions requires that, upon Closing, after giving effect to the completion of the Redemption, Ackrell will have net tangible assets of at least $5,000,001. It is currently expected that, after giving to the transactions contemplated in the Business Combination Agreement, assuming that no public stockholders of Ackrell will exercise redemption rights, the net tangible asset on a pro forma combined basis will be less than $5,000,001. See the section entitled “Unaudited Pro Forma Combined Financial Information.” If the closing conditions are not satisfied or waived, the Business Combination will not occur or will be delayed pending later satisfaction or waiver, and such delay may cause Ackrell and Blackstone to each lose some or all of the intended benefits of the Business Combination.

Ackrell may waive one or more of the conditions to the Business Combination.

Ackrell may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by its existing charter and applicable laws. For example, it is a condition to Ackrell’s obligations to close the Business Combination that the representations and warranties of Blackstone and the Sellers are true and correct in all respects as of the date of the Business Combination Agreement and as of the date of the Closing (or an earlier date to the extent that an earlier date is referenced in the representation and warranty), except, for certain of the representations and warranties, for such inaccuracies that, individually or in the aggregate, would not result in a Material Adverse Effect (as defined in the Business Combination Agreement) on Blackstone. Under applicable law and Ackrell’s existing charter, Ackrell is not able to waive the condition that its stockholders approve the Business Combination. In addition, under the terms of the Subscription Agreements any waiver that would materially and adversely affect the PIPE Investors, NewCo or Blackstone requires the consent of the PIPE Investors.

The Sponsor, directors and officers of Ackrell may have conflicts of interest in determining to pursue the business combination with Blackstone, since certain of their interests, and certain interests of their affiliates and associates, are different from or in addition to (and which may conflict with) the interests of Ackrell’s stockholders.

The Sponsor, officers, and directors of Ackrell may have interests in and arising from the Business Combination that are different from or in addition to (and which may conflict with) the interests of Ackrell’s public stockholders, which may result in a conflict of interest. These interests include, among other things:

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the fact that if the Business Combination with Blackstone or another business combination is not consummated by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the Ackrell Board, dissolving and liquidating. In such event, the founder shares held by the Sponsor and certain of Ackrell’s directors, which were acquired for an aggregate purchase price of $25,000 prior to the Ackrell IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $35,707,500 based upon the closing price of $10.35 per share on Nasdaq on December 31, 2021. On the other hand, if the Business Combination is consummated, each outstanding share of Ackrell common stock will be exchanged for one share of NewCo common stock, subject to adjustment described herein;

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the fact that our Sponsor, officers and directors and their affiliates paid an aggregate of $4,700,000 for the placement units and such placement units had an aggregate market value of $4,864,500 based upon the closing price of $10.35 per unit on Nasdaq on December 31, 2021. The placement units will become worthless if Ackrell does not consummate a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter). On the other hand, if the Business Combination is consummated, each outstanding placement units will become one share of NewCo common stock and one warrant exercisable for one share of NewCo common stock for $11.50 per share, subject to adjustment as described herein;

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if Ackrell is unable to complete a business combination within the required time period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Ackrell for services rendered or contracted for or products sold to Ackrell, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters;

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the fact that Ackrell Capital, of which Michael Ackrell, the Chairman of Ackrell, is the founder and the managing member, serves as the financial advisor to Blackstone and would receive a fee in the amount of approximately $24.6 million, of which 50% may be paid to Ackrell Capital in the form of shares of NewCo common stock, upon consummation of the Business Combination;

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the Sponsor, directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate;

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based on the difference in the purchase price of $0.007 that the Sponsor and certain Ackrell’s directors paid for the founder shares, as compared to the purchase price of $10.00 per unit sold in the Ackrell IPO, the Sponsor and certain Ackrell’s directors may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the public units in the Ackrell IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination;

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the fact that, unless Ackrell consummates an initial business combination, Ackrell’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of the Record Date, the Sponsor and Ackrell’s officers and directors and their affiliates had incurred approximately $                of unpaid reimbursable expenses. The Sponsor and Ackrell’s officers and directors have no loans outstanding to Ackrell;

•	the fact that the Sponsor has agreed not to redeem any of the founder shares and placement shares in connection with a stockholder vote to approve a proposed initial business combination;

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the Sponsor has agreed that the placement units, and all of their underlying securities, will not be sold or transferred by it until Ackrell has completed a business combination, subject to limited exceptions;

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the election of Mr. Michael Ackrell and Ms. Janet Lamkin, spouse of Mr. William Lamkin, a member of Ackrell’s Board and the Special Committee, as designees to the NewCo Board, which will entitle such individuals to any cash fees, stock options or stock awards that NewCo determines to pay to its non-executive directors; and

•	the continued indemnification of current directors and officers of Ackrell and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence Ackrell’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the transactions contemplated thereby.

The value of the founder shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of the NewCo common stock at such time is substantially less than $10.10 per share.

The Sponsor and certain of our officers and directors have invested in us an aggregate of $4,725,000, comprised of the $25,000 purchase price for the founder shares and the $4,700,000 purchase price for the placement units. Assuming a trading price of $10.10 per share upon consummation of the Business Combination, the 3,450,000 founder shares and 470,000 placement shares would have an aggregate implied value of $39,592,000 (assuming no value is attributed to the placement warrants). Even if the trading price of NewCo common stock was as low as approximately $1.21 per share, the value of the founder shares and placement shares would be equal to such parties’ initial investment in us. As a result, such parties are likely to be able to recoup their investment in us and make a substantial profit on that investment, even if the NewCo common stock loses significant value. Accordingly, the Sponsor and members of the Ackrell management team may have an economic incentive that differs from that of the Ackrell public stockholders to pursue and consummate the Business Combination, even if the Business Combination were with a riskier or less-established target business. Accordingly, you should consider the financial incentive of such parties to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

Because NewCo is not conducting an underwritten offering of its securities, no underwriter has conducted due diligence of NewCo’s business, operations or financial condition or reviewed the disclosure in this proxy statement/prospectus.

Section 11 of the Securities Act (“Section 11”) imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that he or she, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations.

Because NewCo intends to become publicly traded through a business combination with Ackrell, a special purpose acquisition company, rather through an underwritten offering of its shares of common stock, no underwriter is involved in the transaction. As a result, no underwriter has conducted diligence on NewCo or Ackrell in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter.

Ackrell has identified a material weakness in its internal control over financial reporting. This material weakness could continue to adversely affect its ability to report its results of operations and financial condition accurately and in a timely manner.

Ackrell’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Ackrell’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of its internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in this proxy statement/prospectus, Ackrell identified a material weakness in its internal control over financial reporting relating to (i) its classification of a portion of Public Subunits (and including the underlying common stock) subject to possible redemption in permanent equity rather than temporary equity and (ii) accounting of Private Warrants and fair value of shares of Representative Shares. Specifically, its management has concluded that our control around the interpretation and accounting for certain complex financial instruments, such as warrants, redeemable Public Subunits and Representative Shares, was not effectively designed or maintained. This material weakness resulted in the restatement of Ackrell’s audited balance sheet as of December 23, 2020, audited financial statements as of and for the year ended December 31, 2020, and unaudited interim financial statements as of and for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021. Additionally, a misstatement of the warrant liability, Public Subunits, representative shares and related accounts and disclosures would result in a material misstatement of the financial statements that would not be prevented or detected on a timely basis. As a result of this material weakness, Ackrell’s management concluded that its internal control over financial reporting was not effective as of December 31, 2020, March 31, 2021, June 30, 2021 and September 30, 2021.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results of operations on a timely and accurate basis. If Ackrell’s financial statements are not accurate, investors may not have a complete understanding of Ackrell’s operations. Likewise, if Ackrell’s financial statements are not filed on a timely basis, it could be subject to sanctions or investigations by the stock exchange on which its securities are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on Ackrell’s business. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of its stock.

Ackrell can give no assurance that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if Ackrell is successful in strengthening its controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of its financial statements.

Nasdaq may delist NewCo’s securities from trading on its exchange, which could limit investors’ ability to make transactions in NewCo’s securities and subject NewCo to additional trading restrictions.

Ackrell’s securities are currently listed on Nasdaq. In order to continue the listing of its securities on Nasdaq, Ackrell prior to the Business Combination, and NewCo following the consummation of the Business Combination, must maintain certain financial, share price and distribution levels. Generally, a listed company must maintain a minimum market capitalization (generally $50,000,000) and a minimum number of holders of its securities (currently 300 public holders). Ackrell cannot assure you that NewCo’s securities will be approved for listing on Nasdaq following the Closing, or that NewCo will be able to comply with the continued listing rules of Nasdaq. In connection with the Business Combination and as a condition to Blackstone’s’ obligations to complete the Business Combination, Ackrell will be required to demonstrate NewCo’s compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. In addition to the listing requirements for NewCo common stock, Nasdaq imposes listing standards on warrants. Ackrell cannot assure you that NewCo will be able to meet those initial listing requirements, in which case Blackstone will not be obligated to complete the Business Combination. Even if NewCo common stock and warrants are approved for listing on Nasdaq, NewCo may not meet Nasdaq’s continued listing requirements following the Business Combination. NewCo’s continued eligibility for listing may depend on, among other things, the number of Ackrell’s subunits that are redeemed.

If Nasdaq delists NewCo’s securities from trading on Nasdaq and NewCo is unable not able to list its securities on another national securities exchange, NewCo’s securities could be quoted on an over-the-counter market. If this were to occur, NewCo could face significant material adverse consequences, including:

•	a limited availability of market quotations for NewCo’s securities;

•	reduced liquidity for NewCo’s securities;

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a determination that NewCo common stock is a “penny stock,” which will require brokers trading in NewCo common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for NewCo’s securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Ackrell’s subunits, common stock and public warrants are listed on Nasdaq, its subunits, common stock and public warrants qualify as covered securities. Although the states are preempted from regulating the sale of Ackrell’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Ackrell is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Ackrell’s securities were no longer listed on Nasdaq, its securities would not be covered securities and Ackrell would be subject to regulation in each state in which it offers its securities.

Public stockholders exercising their redemption rights with respect to the subunits included in the units sold in Ackrell’s IPO will forfeit the portion of warrants included in the subunits without the payment of any additional consideration.

Pursuant to the Ackrell Charter, public stockholders will be entitled to redeem their subunits for a portion of the Trust Account if a business combination is consummated. Accordingly, the warrants included in the subunits are subject to forfeiture, without the payment of any additional consideration, if the holder elects to cause Ackrell to redeem the subunit of which the warrant forms a part. This is different than in other similarly structured blank check companies where a redeeming stockholder is able to keep any warrants he may still hold, whether included within a unit or held separately. Accordingly, investors may have a disincentive to exercise their redemption rights because they will automatically forfeit the one-half warrant included in the subunit.

The Sponsor, as well as Ackrell’s directors, officers, advisors, and their affiliates may elect to purchase public subunits prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of Ackrell’s common stock.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Ackrell or its securities, Ackrell’s Sponsor, directors, officers, advisors or their respective affiliates may purchase public subunits from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public subunits or vote their shares in favor of the Business Combination Proposal. The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to stockholders for approval at the Special Meeting are approved or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of Ackrell’s Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on Ackrell’s subunits. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase subunits at a price lower than market and may therefore be more likely to sell the subunits he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of subunits by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Special Meeting and would likely increase the chances that such Proposals would be approved. In addition, if such purchases are made, the public “float” of Ackrell public subunits and the number of beneficial holders of Ackrell securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of Ackrell’s securities on a national securities exchange.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Ackrell will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

If third parties bring claims against Ackrell, the proceeds held in trust could be reduced and the per-subunit redemption price received by stockholders may be less than $10.10.

The proceeds of the Trust Account may not protect those funds from third-party claims against Ackrell. Although Ackrell has requested vendors and service providers it engages and prospective target businesses it negotiates with to execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Ackrell’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with Ackrell, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Ackrell’s public stockholders. If Ackrell is unable to complete a business combination and distribute the proceeds held in trust to its public stockholders, the Sponsor has agreed (subject to certain exceptions) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per subunit by the claims of target businesses or claims of vendors or other entities that are owed money by Ackrell for services rendered or contracted for or products sold to Ackrell. However, Ackrell has not asked the Sponsor to reserve for such indemnification obligations, nor has Ackrell independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Ackrell. Therefore, Ackrell believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so. As a result, the per-subunit distribution from the Trust Account may be less than $10.10, plus interest, due to such claims.

Additionally, if Ackrell is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Ackrell which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Ackrell’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Ackrell’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Ackrell may not be able to return to its public stockholders at least $10.10.

Ackrell’s stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

The Ackrell Charter provides that it will continue in existence only until March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months). In order for the time available for Ackrell to consummate its initial business combination to be extended, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,380,000 ($0.10 per subunit) on or prior to March 23, 2022. Any such payment would be made in the form of a non-interest bearing loan. If Ackrell is unable to complete an initial business combination by the Business Combination Date, as the same may be extended, Ackrell will (i) cease all operations except for the purpose of winding up and (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public subunits, at a per-subunit price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Ackrell (net of taxes payable), divided by the number of then-outstanding public subunits, which redemption will completely extinguish public stockholders’ rights as holders of subunits (including the right to receive further liquidation distributions, if any), subject to applicable law. Public stockholders will also forfeit the one-half warrant included in the subunits being redeemed. As promptly as reasonably possible following such redemption, subject to the approval of Ackrell’s remaining stockholders and its board of directors, Ackrell will dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Ackrell cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Ackrell’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Ackrell’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Ackrell cannot assure you that third parties will not seek to recover from Ackrell’s stockholders amounts owed to them by it.

If Ackrell is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Ackrell which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Ackrell’s stockholders. Furthermore, because Ackrell intends to distribute the proceeds held in the Trust Account to its public stockholders promptly after expiration of the time Ackrell has to complete an initial business combination, this may be viewed or interpreted as giving preference to Ackrell’s public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the Ackrell Board may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, thereby exposing itself and Ackrell to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Ackrell cannot assure you that claims will not be brought against it for these reasons.

Ackrell’s directors may decide not to enforce the Sponsor’s indemnification obligations, resulting in a reduction in the amount of funds in the Trust Account available for distribution to its public stockholders.

In the event that the proceeds in the Trust Account are reduced below $10.10 per public subunit and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Ackrell’s independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. It is possible that Ackrell’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Ackrell’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to its public stockholders may be reduced below $10.10 per subunit.

Ackrell’s public stockholders will not be entitled to vote their public shares or redeem their subunits in connection with each of its potential three-month extensions.

If Ackrell is not able to consummate its initial business combination by June 23, 2022, which deadline has been extended from December 23, 2021, Ackrell may extend the Business Combination Date by an additional three months. In order for the time available for Ackrell to consummate its initial business combination to be further extended, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,380,000 ($0.10 per unit) on or prior to June 23, 2022. Any such payment would be made in the form of a non-interest bearing loan. If Ackrell is unable to complete an initial business combination by June 23, 2022, its public stockholders will not be entitled to vote their public shares or redeem their subunits in connection with any such extension. As a result, Ackrell may conduct such an extension even though a majority of its public stockholders do not support such an extension and will not be able to redeem their subunits in connection therewith. This feature is different than the traditional special purpose acquisition company structure, in which any extension of the company’s period to complete a business combination requires a vote of the company’s stockholders and such stockholders have the right to redeem their public shares in connection with such vote.

The Sponsor may decide not to extend the term Ackrell has to consummate its initial business combination, in which case Ackrell would cease all operations except for the purpose of winding up and Ackrell would redeem our public subunits and liquidate, and the warrants will be worthless.

The Ackrell Charter provides that Ackrell will continue in existence only until March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for three months). In order for the time available for Ackrell to consummate its initial business combination to be extended, the Sponsor or its affiliates or designees must deposit into the Trust Account $1,380,000 ($0.10 per unit) on or prior to June 23, 2022. Any such payment would be made in the form of a non-interest bearing loan. Ackrell’s stockholders will not be entitled to vote their shares or redeem their subunits in connection with any such extension. However, Ackrell’s stockholders will be entitled to vote their shares and redeem their subunits in connection with a stockholder meeting held to approve an initial business combination or in a tender offer undertaken in connection with an initial business combination if Ackrell proposes such a business combination during any three-month extension period. If Ackrell completes its initial business combination, Ackrell will, at the option of the Sponsor, repay such loaned amounts out of the proceeds of the Trust Account released to Ackrell or redeem a portion or all of the total loan amount into units at a price of $10.00 per unit, which units will be identical to the private units. If it does not complete a business combination, Ackrell will repay such loans only from funds held outside of the Trust Account. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Ackrell to complete its initial business combination. If it is unable to consummate its initial business combination within the applicable time period, Ackrell will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public subunits for a pro rata portion of the funds held in the Trust Account and, as promptly as reasonably possible following such redemption, subject to the approval of Ackrell’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such event, the warrants will be worthless.

In connection with any vote to approve a business combination, Ackrell will offer each public stockholder the option to vote in favor of a proposed business combination and still seek redemption of his, her or its subunits.

In connection with any vote to approve a business combination, Ackrell will offer each public stockholder (but not the Sponsor, officers or directors) the right to have his, her or its subunits redeemed to cash (subject to the limitations described elsewhere in this prospectus) regardless of whether such stockholder votes for or against such proposed business combination or does not vote at all. The ability to seek redemption while voting in favor of Ackrell’s proposed business combination may make it more likely that Ackrell will consummate a business combination.

Ackrell does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Ackrell to consummate a business combination even where a substantial number of public stockholders seek to redeem their subunits to cash in connection with the vote on the business combination.

Ackrell has no specified percentage threshold for redemption in the Ackrell Charter. As a result, Ackrell may be able to consummate a business combination even though a substantial number of its public stockholders do not agree with the Transaction and have redeemed their subunits. However, in no event will Ackrell consummate an initial business combination unless it has net tangible assets of at least $5,000,001 immediately prior to or upon consummation of its initial business combination.

In connection with any stockholder meeting called to approve a proposed initial business combination, Ackrell may require stockholders who wish to redeem their subunits in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

In connection with any stockholder meeting called to approve a proposed initial business combination, each public stockholder will have the right, regardless of whether he or she is voting for or against such proposed business combination or does not vote at all, to demand that Ackrell redeem his or her subunits into a pro rata share of the Trust Account as of two business days prior to the consummation of the initial business combination. However, any stockholder redeeming its subunits will forfeit the one-half of a warrant included in such subunit, without the payment of any additional consideration. Ackrell may require public stockholders who wish to redeem their subunits in connection with a proposed business combination to either (i) tender their certificates to our transfer agent or (ii) deliver their subunits to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option, in each case prior to a date set forth in the tender offer documents or proxy materials sent in connection with the proposal to approve the business combination. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is Ackrell’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent.

However, because Ackrell does not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While Ackrell has been advised that it takes a short time to deliver subunits through the DWAC System, it cannot assure you of this fact. Accordingly, if it takes longer than Ackrell anticipates for stockholders to deliver their subunits, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their subunits.

If, in connection with any stockholder meeting called to approve a proposed business combination, Ackrell requires public stockholders who wish to redeem their subunits to comply with specific requirements for redemption, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.

If Ackrell requires public stockholders who wish to redeem their subunits to comply with specific requirements for redemption and such proposed business combination is not consummated, Ackrell will promptly return such certificates to the tendering public stockholders. Accordingly, investors who attempted to redeem their subunits in such a circumstance will be unable to sell their securities after the failed acquisition until Ackrell has returned their securities to them. The market price for Ackrell’s subunits may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

If Ackrell does not file and maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants, holders will only be able to exercise such warrants on a “cashless basis.”

If Ackrell does not file and maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of common stock that holders will receive upon exercise of the warrants will be fewer than it would have been had such holder exercised his warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the common stock issuable upon exercise of the warrants is available. Under the terms of the warrant agreement, Ackrell has agreed to use its best efforts to meet these conditions and to file and maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, Ackrell cannot assure you that it will be able to do so. If Ackrell is unable to do so, the potential “upside” of the holder’s investment in Ackrell may be reduced or the warrants may expire worthless.

Ackrell’s ability to successfully effect the Business Combination and successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel, including the key personnel of Blackstone, all of whom are expected to stay with NewCo following the Business Combination. The loss of such key personnel could negatively impact the operations and profitability of the post-combination business.

Ackrell’s ability to successfully effect the Business Combination and successfully operate the business is dependent upon the efforts of certain key personnel of NewCo, particularly Roger Dahle. Although all of such key personnel are expected to remain with NewCo following the Business Combination, it is possible that the combined entity will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination business. Furthermore, while Ackrell has scrutinized individuals it intends to engage to stay with NewCo following the Business Combination, its assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause the combined entity to have to expend time and resources helping them become familiar with such requirements.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of NewCo’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Ackrell’s securities prior to the Closing of the Business Combination may decline. The market values of Ackrell’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which our stockholders vote on the Business Combination. In addition, following the Business Combination, fluctuations in the price of the securities of NewCo could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Blackstone’s membership interests or NewCo’s stock and trading in the shares of Ackrell’s common stock has not been active. Accordingly, the valuation ascribed to Blackstone and Ackrell common stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If, following the Business Combination, an active market for NewCo’s securities develops and continues, the trading price of these securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond NewCo’s control. Any of the factors listed below could have a material adverse effect on your investment in our securities and NewCo’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of NewCo’s securities may not recover and may experience a further decline.

Factors affecting the trading price of NewCo’s securities following the Business Combination may include:

•	actual or anticipated fluctuations in the quarterly financial results of NewCo or the quarterly financial results of companies perceived to be similar to NewCo;

•	changes in the market’s expectations about NewCo’s operating results;

•	significant competition in the branded consumer goods industry, which could cause a loss of market share, lower prices or an increase in advertising and promotional expenditures;

•	ability to market new and enhanced products on a timely basis;

•	success of competitors;

•	significant changes in customer relationships or in customer demand for products;

•	ability to maintain and expand reputation and brand image;

•	failure to optimize the supply chain or disruption of the supply chain;

•	reliance on third parties, such as suppliers, distributors and contractors, for certain functions;

•	product recalls or product liability claims should products cause injury, illness or death;

•	cost fluctuations, including due to changes in the prices of commodities and raw materials and the costs of labor, transportation, energy, pension and healthcare;

•	NewCo’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning NewCo or the outdoor grilling industry in general;

•	operating and stock price performance of other companies that investors deem comparable to NewCo;

•	ability to obtain, maintain and enforce necessary intellectual property protections and to avoid infringing upon the intellectual property rights of others;

•	changes in laws and regulations affecting NewCo’s business;

•	commencement of, or involvement in, litigation involving NewCo;

•	changes in NewCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of NewCo common stock available for public sale;

•	any major change in the board or management of NewCo;

•	sales of substantial amounts of NewCo’s stock by its directors, executive officers or significant stockholders or the perception that such sales could occur;

•	uncertain global economic conditions decreasing demand for products or causing customers and other business partners to suffer financial hardships; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of NewCo’s securities irrespective of its operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of NewCo’s securities, may not be predictable. A loss of investor confidence in the market for outdoor grilling-related stocks or the stocks of other companies which investors perceive to be similar to NewCo could depress its stock price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of NewCo’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

Ackrell’s public stockholders may experience dilution as a consequence of, among other transactions, the issuance of NewCo common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that Ackrell’s current stockholders have on the management of NewCo.

It is anticipated that, upon the Closing of the Business Combination, assuming no redemptions, Ackrell’s public stockholders will retain an ownership interest of approximately 23% in NewCo, the PIPE Investors will own approximately 5% of NewCo, the Sponsor, Ackrell’s directors and EBC will retain an ownership interest of approximately 9% in NewCo and the NAI and Dahle will own approximately 63% of NewCo. The ownership percentages set forth above with respect to NAI and Dahle, as well as the Sponsor, directors of Ackrell and EBC gives effect to the transfer to the purchasers of units in the PIPE Investment of 211,607 shares issuable to NAI and Dahle, as well as the 55,063 founder shares owned by the Sponsor, pursuant to the terms of the subscription agreements with those PIPE Investors but does not give effect to (i) 1,424,278 shares issuable to NAI and Dahle; and (ii) 1,039,517 founder shares owned by the Sponsor, deposited in escrow subject to the make-whole provisions of the subscription agreements with the PIPE Investors purchasing Units, but do not take into account (i) the redemption of any subunits by Ackrell’s public stockholders; (ii) the issuance of any shares upon the exercise of warrants to purchase shares of NewCo common stock that will remain outstanding following the Business Combination or any additional warrants that are issued to our Sponsor pursuant to the conversion of its working capital loans that were made to Ackrell; or (iii) the issuance of any shares under the Incentive Plan or the issuances of the Assumed RSUs. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Ackrell’s existing stockholders in NewCo will be different. To the extent that any of the outstanding warrants are exercised for shares of NewCo common stock, or additional awards are issued under the Incentive Plan, Ackrell’s existing stockholders may experience substantial dilution. Such dilution could, among other things, limit the ability of Ackrell’s current stockholders to influence NewCo’s management through the election of directors following the Business Combination.

Ackrell’s Sponsor, directors and officers have agreed to vote in favor of its initial business combination, regardless of how Ackrell’s public stockholders vote.

Unlike many other blank check companies in which the founders agree to vote their founder shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination,

Ackrell’s Sponsor, directors and officers have agreed to vote their founder shares and placement shares, as well as any public shares underlying the subunits included as part of the public units purchased by them in or after the IPO, in favor of the initial business combination of Ackrell. Ackrell’s Sponsor and certain of Ackrell’s directors and officers currently own 3,920,000 shares of Ackrell common stock, representing approximately 21.6% of the issued and outstanding shares of Ackrell common stock. As a result, Ackrell would need only 5,164,501, or approximately 37.4%, of the 13,800,000 public shares to be voted in favor of the Business Combination in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if Ackrell’s Sponsor, directors, and officers agreed to vote their founder shares and placement shares in accordance with the majority of the votes cast by its public stockholders.

Subsequent to the consummation of the Business Combination, NewCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Ackrell has conducted due diligence on Blackstone, there is no assurance that this diligence revealed all material issues that may be present in Blackstone’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Ackrell’s and Blackstone’s control will not later arise. As a result, NewCo may be forced later to write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Ackrell’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the liquidity of NewCo, the fact that NewCo’s reports charges of this nature could contribute to negative market perceptions about the combined company or its securities. In addition, charges of this nature may cause NewCo to be unable to obtain future financing on favorable terms or at all.

Warrants will become exercisable for NewCo common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to NewCo’s stockholders.

Ackrell issued public warrants to purchase 13,800,000 shares of common stock as part of the Ackrell IPO and an aggregate of 539,000 placement warrants as part of the placement units sold to the Sponsor and EBC. All the Ackrell warrants will be cancelled and exchanged for NewCo warrants upon Closing of the Business Combination. Ackrell stockholders will receive warrants to purchase an aggregate of 14,339,000 shares of NewCo common stock. In addition, PIPE Investors who purchase units in the PIPE Investment will receive warrants to purchase shares of NewCo common stock contained in the units. The exercise price of the NewCo warrants is $11.50 per share. To the extent such warrants are exercised, additional shares of NewCo common stock will be issued, which will result in dilution to the then existing holders of NewCo common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of NewCo common stock.

Activities taken by affiliates of Ackrell to purchase, directly or indirectly, public subunits will increase the likelihood of approval of the Business Combination Proposal and other proposals and may affect the market price of Ackrell’s securities during the buyback period.

The Sponsor, directors, officers, advisors of Ackrell or their affiliates may purchase Ackrell’s public shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. No such person will make any such purchases when such persons are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would likely include a contractual acknowledgement that such stockholder, although still the record holder of Ackrell’s subunits is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, directors, officers of Ackrell or their affiliates purchase subunits in privately negotiated transactions from public stockholders of Ackrell who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their subunits. Although none of the Sponsor, directors, officers, advisors of Ackrell or their affiliates currently anticipate paying any premium purchase price for such public subunits, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of subunits that could be acquired by the Sponsor, directors, officers, advisors of Ackrell or their affiliates, or the price such persons may pay.

If such transactions are affected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of subunits by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such proposals would be approved. If the market does not view the Business Combination positively, purchases of Ackrell public subunits may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Ackrell’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Ackrell’s securities.

In addition, the remaining public stockholders of Ackrell following the consummation of the Business Combination will bear the economic burden of the deferred underwriting fee which will be paid from funds released to Ackrell from the Trust Account following the consummation of the Business Combination.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public subunits by the persons described above have been entered into with any such investor or holder. Ackrell will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Since Ackrell’s Sponsor, officers, directors and their respective affiliates will lose their entire investment in Ackrell if the Business Combination is not completed, they may have had a conflict of interest in identifying and selecting Blackstone for Ackrell’s initial business combination in order to close the Business Combination.

The Sponsor and Ackrell’s officers and directors currently own an aggregate of 3,450,000 founder shares for an aggregate purchase price of $25,000. In addition, the Sponsor purchased an aggregate of 539,000 placement units in the Unit Private Placement that occurred simultaneously with the consummation of Ackrell’s IPO and upon exercise of the underwriter’s over-allotment option. All of such founder shares and placement units will be worthless if an initial business combination is not consummated. The personal and financial interests of the Sponsor, Ackrell’s officers, directors and their respective affiliates may have influenced their motivation in identifying and selecting Blackstone for its target business combination and consummating the Business Combination in order to close the Business Combination.

There is no assurance that Ackrell’s diligence will reveal all material risks that may present with regard to Blackstone. Subsequent to the completion of the Business Combination, NewCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Ackrell cannot assure you that the due diligence Ackrell has conducted on Blackstone will reveal all material issues that may be present with regard to Blackstone, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Ackrell’s control will not later arise. Blackstone is aware that Ackrell must complete the Business Combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to extend the deadline by an additional three months). Consequently, Blackstone may have obtained leverage over us in negotiating the Business Combination Agreement, knowing that if Ackrell does not complete the Business Combination with Blackstone, Ackrell may not be able to complete an initial business combination with any other target business prior to such deadline. In addition, Ackrell has had limited time to conduct due diligence. Blackstone is a privately held company and Ackrell therefore has made its decision to pursue a business combination with Blackstone on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, NewCo may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Ackrell’s due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Ackrell’s liquidity, the fact that Ackrell reports charges of this nature could contribute to negative market perceptions about Ackrell or Ackrell’s securities. Accordingly, any stockholders of Ackrell who choose to remain stockholders of NewCo following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Ackrell’s officers or directors of a duty of care or other fiduciary duty owed by them to Ackrell, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Since Ackrell’s Sponsor, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may arise in determining whether Blackstone is appropriate for Ackrell’s initial business combination in order to close the Business Combination.

At the Closing of the Business Combination, the Sponsor, Ackrell’s executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on behalf of Ackrell. These financial interests of the Sponsor, executive officers and directors of Ackrell may have influenced their motivation in identifying and selecting Blackstone for the Business Combination in order to close the Business Combination.

The ability to execute NewCo’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their subunits in connection with the Business Combination.

In the event the aggregate cash consideration Ackrell would be required to pay for all of its public subunits that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to Ackrell, NewCo may be required to increase the financial leverage NewCo’s business would have to support. This may negatively impact NewCo’s ability to execute on its own future strategic plan.

There is no guarantee that an Ackrell stockholder’s decision whether to redeem their subunits for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

No assurance can be given as to the price at which a stockholder may be able to sell the shares of NewCo common stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in the combined company’s share price and may result in a lower value realized now than an Ackrell stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s subunits. Similarly, if an Ackrell stockholder does not redeem its subunits, the stockholder will bear the risk of ownership of the shares after the consummation of any business combination, and there can be no assurance that a stockholder can sell its shares of Ackrell common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. An Ackrell stockholder should consult its own tax and/or financial advisor for assistance on how this may affect its individual situation.

If Ackrell stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their subunits for a pro rata portion of the funds held in Ackrell’s Trust Account.

Holders of public subunits of Ackrell will have the right, regardless of whether he or she affirmatively votes for or against the Business Combination Proposal or does not vote at all, to demand we redeem their subunits for a pro rata portion of the Trust Account. To exercise their redemption rights, they are required to submit a request in writing and deliver their subunits, which include the shares of Ackrell common stock underlying the subunits to be redeemed (either physically or electronically) to Ackrell’s transfer agent at least two business days prior to the Special Meeting. Stockholders electing to redeem their subunits will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Special Meeting of Ackrell Stockholders—Redemption Rights” for additional information on how to exercise your redemption rights.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Ackrell

Ackrell is a special purpose acquisition company incorporated on September 11, 2018 for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction, one or more businesses or assets.

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

Ackrell’s principal executive office is located at 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753.

Sponsor

Ackrell SPAC Sponsors I LLC, a Delaware limited liability company, is the sponsor of Ackrell and currently owns 21.3% of the issued and outstanding shares of common stock of Ackrell. Stephen N. Cannon, Chief Operating Officer and President of Ackrell, is the managing member of our Sponsor.

NewCo

NewCo is a wholly-owned subsidiary of Ackrell and is the owner of all of the issued and outstanding shares of the capital stock of Merger Sub. NewCo was incorporated under the laws of the State of Delaware on December 15, 2021. NewCo owns no material assets other than the shares of Merger Sub and it does not operate any business. The mailing address of NewCo’s principal executive office is 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753.

Blackstone

Blackstone is a Utah limited liability company organized on May 12, 2008 under the name North Atlantic Imports, LLC (d/b/a Blackstone). Blackstone introduced griddling to the backyard, as an innovator and leader of this emerging category of outdoor cooking. In addition to griddles, Blackstone offers a wide range of branded accessories, such as covers, spatulas, basting domes, cleaning kits, bacon presses and egg rings, and branded consumable products, such as spice blends, sauces, griddle conditioner, grease cup liners and non-stick spray, that drive recurring revenue. Blackstone’s principal executive offices are located at 1073 W. 1700 N., Logan, Utah 84321 and its telephone number is (435) 252-3030. Blackstone’s website is http://www.blackstoneproducts.com. Information contained on or accessible through Blackstone’s website is not part of this proxy statement/prospectus, and the inclusion of Blackstone’s website address in this proxy statement/prospectus is an inactive textual reference only.

Merger Sub

Merger Sub is a wholly-owned subsidiary of NewCo formed solely for the purpose of effectuating the Merger. Merger Sub was incorporated under the laws of the State of Delaware on December 15, 2021. Merger Sub owns no material assets and does not operate any business. Merger Sub’s principal executive office is 2093 Philadelphia Pike #1968, Claymont, DE 19703 and its telephone number is (650) 560-4753. After the consummation of the Business Combination, it will cease to exist.

Cowell USA

Cowell USA, a Utah corporation incorporated on November 21, 2014, is a wholly-owned subsidiary of NAI and the owner of 85% of the equity interests in Blackstone. Cowell USA has an address at 1073 W. 1700 N., Logan, Utah 84321.

Roger Dahle

Roger Dahle is the founder, Chief Executive Officer, and a manager of Blackstone and owns 15% of the equity interests in Blackstone.

SPECIAL MEETING OF ACKRELL STOCKHOLDERS

General

Ackrell is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Ackrell Board for use at the Special Meeting to be held on                 , 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Ackrell’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at                 , Eastern Time, on                 , 2022, or at such other time on such other date to which the meeting may be adjourned or postponed. The Special Meeting can be accessed by visiting https://www.cstproxy.com/ackrellspac/sm2022, where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. Please have your control number, which can be found on your proxy card, to join the Special Meeting. If you do not have a control number, please contact the Continental, the transfer agent.

Registering for the Special Meeting

As a registered stockholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the Special Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Continental support contact information is as follows: (917) 262-2373 or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting                 , 2022 at                 , Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/ackrellspac/sm2022, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Special Meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial owners or investors who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number using the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have Internet capabilities, you can listen to the meeting by dialing (800) 450-7155 (toll-free), or if outside the U.S. and Canada (857) 999-9155 (standard rates apply). When prompted enter the pin number 1235070#. This phone number is listen-only, you will not be able to vote or enter questions during the meeting.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of Ackrell common stock as of the close of business on                 , 2022, which is the Record Date for the Special Meeting. You are entitled to one vote for each share of Ackrell common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. As of the date of this proxy statement/prospectus, there were 18,169,000 shares of Ackrell common stock issued and outstanding, consisting of 13,800,000 shares underlying the subunits originally sold as part of units in the IPO, 539,000 shares originally sold as part of units to the Sponsor and EBC in the Units Private Placement that occurred simultaneously with the consummation of the IPO, 3,450,000 founder shares that were issued to the Sponsor prior to the IPO and 380,000 shares of Ackrell common stock issued to EBC, the representative of the underwriters for the IPO. Ackrell does not expect to issue any shares of common stock on or before the Record Date.

Vote of the Sponsor, Directors and Officers

In connection with the Ackrell IPO, Ackrell entered into agreements with each of its Sponsor, directors and officers pursuant to which each agreed to vote any shares of common stock owned by it in favor of the Business Combination Proposal. These agreements apply to the Sponsor as it relates to the founder shares and any placement shares and the requirement to vote such shares in favor of the Business Combination Proposal. Ackrell’s Sponsor and certain of Ackrell’s directors and officers currently own 3,920,000 shares of Ackrell common stock, representing approximately 21.6% of the issued and outstanding shares of Ackrell common stock. As a result, Ackrell would need only 5,164,501, or approximately 37.4%, of the 13,800,000 public shares to be voted in favor of the Business Combination in order to have the Business Combination approved.

Quorum and Required Vote for Proposals

A quorum of Ackrell stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the Ackrell common stock outstanding and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

Approval of the Business Combination Proposal and the Charter Amendments Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Ackrell common stock as of the Record Date. Accordingly, an Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal.

The NASDAQ Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal require the affirmative vote of a majority of the votes cast by stockholders present in person or represented by proxy at the Special Meeting. Accordingly, an Ackrell stockholder’s failure to vote by proxy or to vote in person at the Special Meeting or the failure of an Ackrell stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will result in that stockholder’s shares not being counted toward the number of shares of Ackrell common stock required to validly establish a quorum, but if a valid quorum is otherwise established, it will have no effect on the outcome of any vote on the NASDAQ Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. Abstentions will also have no effect on the outcome of the NASDAQ Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal. The Election of Directors Proposal only requires that the seven director nominees with the greatest number of votes cast “FOR” their election be elected, provided such candidates receive a plurality of the votes cast at the Special Meeting.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The Adjournment Proposal does not require the approval of any other proposal to be effective.

It is important for you to note that in the event the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal and the ESPP Proposal do not receive the requisite vote for approval, then Ackrell will not consummate the Business Combination. If Ackrell does not consummate the Business Combination and fail to complete an initial business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months requiring the Sponsor to deposit funds in the Trust Account), Ackrell will be required to dissolve and liquidate our Trust Account by returning the then-remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Under the rules of various national and regional securities exchanges, if you hold your stock in “street name” through a broker, bank or other nominee, that entity cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Ackrell believes that all the proposals presented to its stockholders will be considered non-discretionary, and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purpose of determining the existence of a quorum, and will not be counted for or against any particular proposal.

Abstentions will be considered present for the purposes of establishing a quorum but will not be counted for or against any particular proposal. An abstention will have the same effect as a vote “AGAINST” the Business Combination Proposal and the Charter Amendments Proposal but will have no effect on the outcome of any vote on the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal.

Recommendation of Special Committee and Ackrell Board

The Special Committee and the Ackrell Board have determined that each of the proposals is fair to and in the best interests of Ackrell and its stockholders and have approved such proposals. The Special Committee and Ackrell Board unanimously recommend that stockholders:

•	vote “FOR” Proposal 1: the Business Combination Proposal;

•	vote “FOR” Proposal 2: the Charter Amendments Proposal;

•	vote “FOR” Proposal 3: the NASDAQ Proposal;

•	vote “FOR” Proposal 4: the election of all the director nominees named in the Director Election Proposal;

•	vote “FOR” Proposal 5: the Incentive Plan Proposal;

•	vote “FOR” Proposal 6: the ESPP Proposal; and

•	vote “FOR” Proposal 7: the Adjournment Proposal, if it is presented at the Special Meeting.

Voting Your Shares

Each share of Ackrell common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your shares of Ackrell common stock at the Special Meeting:

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You Can Vote by Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Ackrell Board “FOR” the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal, and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Special Meeting will not be counted.

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You Can Attend the Special Meeting on the Internet and Vote Online. Ackrell will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at https://www.cstproxy.com/ackrellspac/sm2022, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See the section entitled “—Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Ackrell can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Ackrell’s Secretary in writing before the Special Meeting that you have revoked your proxy; or

•

you may attend the Special Meeting via the Internet, revoke your proxy and vote online in accordance with the procedures described in this proxy statement/prospectus under the caption “—Registering for the Special Meeting.”

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares?

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Ackrell common stock, you may call                 , Ackrell’s proxy solicitor, at                  or email at                 .

No Additional Matters May Be Presented at the Special Meeting

The Special Meeting has been called only to consider the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under Ackrell’s bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Redemption Rights

Pursuant to the Ackrell Charter, any holders of our subunits (which include shares of Ackrell’s common stock) may demand that such subunits be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these subunits, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay Ackrell’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of $139,426,720 on September 30, 2021, the estimated per subunit redemption price would have been approximately $10.10 (net of income and franchise taxes). Ackrell anticipates the per subunit redemption price will be approximately $10.10 (net of income and franchise taxes) at the closing of the Business Combination, which is anticipated to occur during the second quarter or 2022.

In order to exercise your redemption rights, you must:

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prior to 5:00 p.m., Eastern Time, on                 , 2022 (two (2) business days before the Special Meeting), tender your subunits physically or electronically and submit a request in writing that Ackrell redeem your public subunits underlying the public subunits for cash to Continental, Ackrell’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

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deliver your public subunits either physically or electronically through DTC to Ackrell’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Ackrell’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Ackrell does not have any control over this process and it may take longer than two weeks. Stockholders who hold their subunits in street name will have to coordinate with their bank, broker or other nominee to have the subunits certificated or delivered electronically. If you do not submit a written request and deliver your public units as described above, your subunits will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting subunits to the transfer agent) and thereafter, with Ackrell’s consent, until the vote is taken with respect to the Business Combination. If you delivered your subunits for redemption to Ackrell’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Ackrell’s transfer agent return the subunits (physically or electronically). You may make such request by contacting Ackrell’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Ackrell subunits as they may receive higher proceeds from the sale of their subunits in the public market than from exercising their redemption rights if the market price per subunit is higher than the redemption price. Ackrell cannot assure you that you will be able to sell your subunits in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Ackrell subunits when you wish to sell your subunits.

If you exercise your redemption rights, your Ackrell subunits (including the shares of Ackrell common stock and warrants) will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those subunits and will have no right to participate in, or have any interest in, the future growth of NewCo, if any. You will be entitled to receive cash for the subunits only if you properly and timely demand redemption.

If the Business Combination is not approved and Ackrell does not consummate an initial business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months), Ackrell will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the warrants will expire worthless.

Appraisal Rights of Ackrell Stockholders

In the event NewCo’s securities are not listed on a national securities exchange at the time the Business Combination is consummated, appraisal rights will be available to all Ackrell stockholders pursuant to Section 262 of the DGCL. Appraisal rights are not available to holders of public warrants. If appraisal rights are available, holders of shares of Ackrell common stock who do not vote in favor of the Business Combination Proposal and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the Business Combination under Section 262 of the DGCL. If the common stock of NewCo is listed on a national securities exchange at the time the Business Combination is consummated, Ackrell stockholders will not be entitled to assert appraisal rights under Section 262. Holders of public subunits electing to exercise redemption rights will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this proxy statement/prospectus as Annex E. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of common stock of Ackrell as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of Ackrell held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

In the event that appraisal rights are available, under Section 262, holders of shares of common stock of Ackrell who do not vote in favor of the Business Combination Proposal and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger or consolidation agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the Business Combination, this proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex E. In the event appraisal rights are available in connection with the Business Combination, any holder of common stock of Ackrell who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex E carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Ackrell believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

If appraisal rights are available in connection with the Business Combination, any holder of common stock of Ackrell wishing to exercise appraisal rights must deliver to Ackrell, before the vote on the Business Combination Proposal at the Special Meeting, a written demand for the appraisal of the stockholder’s shares, and that stockholder must not vote in favor of the Business Combination Proposal. A holder of shares of Ackrell common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the Business Combination. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Business Combination Proposal, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the Business Combination Proposal or abstain from voting on the Business Combination Proposal. Neither voting against the Business Combination Proposal nor abstaining from voting or failing to vote on the Business Combination Proposal will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Business Combination Proposal. The demand must reasonably inform Ackrell of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the Business Combination Proposal at the Special Meeting will constitute a waiver of appraisal rights.

If appraisal rights are available in connection with the Business Combination, only a holder of record of shares of Ackrell common stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Ackrell common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the Business Combination. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in “street name” by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of Ackrell held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, Delaware 19703, Attention: Long Long.

Any holder of common stock of Ackrell may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the Business Combination Agreement by delivering to Ackrell as the surviving corporation of the Merger a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Business Combination will require written approval of Ackrell as the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the court, and such approval may be conditioned upon such terms as such court deems just.

Notice by the Surviving Corporation

If appraisal rights are available in connection with the Business Combination, within 10 days after the effective time of the Business Combination, Ackrell, as the surviving corporation of the Merger, must notify each holder of common stock of Ackrell who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the Business Combination Proposal, that the Business Combination has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Business Combination, but not thereafter, Ackrell, as the surviving corporation of the Merger, or any holder of Ackrell common stock who has so complied with subsections (a) and (b) of Section 262 and is entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. Ackrell, as the surviving corporation, is under no obligation to and has no present intention to file a petition, and holders should not assume that Ackrell will file a petition. Accordingly, it is the obligation of the holders of Ackrell common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Ackrell common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the Business Combination, any holder of common stock of Ackrell who has complied with the requirements of subsections (a) and (b) of Section 262 for exercise of appraisal rights will be entitled, upon written request, to receive from Ackrell a statement setting forth the aggregate number of shares not voted in favor of the Business Combination Proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal under section 262(d), whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of Ackrell common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the court a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal for their shares and who hold stock represented by certificates to submit their stock certificates to the court for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the court may dismiss the proceedings as to such stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines the holders of Ackrell common stock entitled to appraisal, the court will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the Business Combination that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the Business Combination if they did not seek appraisal of their shares. Although Ackrell believes that the exchange of Ackrell common stock for NewCo common stock is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, this consideration. Neither Ackrell nor NewCo anticipates offering more than the applicable shares of common stock of NewCo to any stockholder of Ackrell exercising appraisal rights, and each of Ackrell and NewCo reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of common stock of Ackrell is less than the applicable shares of common stock of NewCo, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Ackrell common stock have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the court and taxed upon the parties as the court deems equitable under the circumstances. The court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

If any stockholder who demands appraisal of shares of Ackrell common stock under Section 262 fails to perfect, or successfully withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of Ackrell common stock will be deemed to have been converted at the effective time of the Business Combination into the right to receive the Business Combination consideration in accordance with the terms of the Business Combination Agreement. A stockholder will fail to perfect, or lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the Business Combination or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the common stock of NewCo in accordance with Section 262.

From and after the effective time of the Business Combination, no dissenting stockholder who has demanded appraisal rights shall have any rights of a stockholder of Ackrell with respect to such holder’s shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder’s shares of Ackrell common stock, if any, payable to stockholders of Ackrell of record as of a time prior to the effective time of the Business Combination; provided, however, that such stockholder delivers to the surviving corporation a written withdrawal of its demand for an appraisal, either within 60 days after the effective time of the Business Combination, or thereafter with the written approval of the surviving corporation, then the right of such stockholder to an appraisal will cease and such stockholder will be entitled to receive only the Business Combination consideration in accordance with the terms of the Business Combination Agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of Ackrell without the approval of the court.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a stockholder’s statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.”

Potential Purchases of Shares

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Ackrell or its securities, Ackrell’s Sponsor, directors, officers, advisors or their respective affiliates may purchase public subunits from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public subunits or vote their shares in favor of the Business

Combination Proposal. The purpose of such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to stockholders for approval at the Special Meeting are approved or to provide additional equity financing. Any such subunit purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their subunits, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding Ackrell subunits. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase subunits at a price lower than market and may therefore be more likely to sell the subunits he or she owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of subunits by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Special Meeting and would likely increase the chances that such Proposals would be approved. In addition, if such purchases are made, the public “float” of Ackrell public subunits and the number of beneficial holders of Ackrell securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Ackrell’s securities on a national securities exchange.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Ackrell will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Proxy Solicitation

Ackrell is soliciting proxies on behalf of its Board. This solicitation is being made by mail but also may be made by telephone or in person. Ackrell and its directors and officers may also solicit proxies by facsimile or on the Internet. Ackrell’s directors and officers will not be paid any additional amounts for soliciting proxies. Ackrell will file with the SEC all scripts and other electronic communications as proxy soliciting materials.

Ackrell will pay the cost of soliciting proxies for the Special Meeting. Ackrell has engaged                  to assist in the solicitation of proxies for the Special Meeting. Ackrell has agreed to pay                  a fee of $         , plus disbursements. Ackrell will reimburse                  for reasonable out-of-pocket expenses and will indemnify                  and its affiliates against certain claims, liabilities, losses, damages and expenses.

Ackrell will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Ackrell common stock for their expenses in forwarding soliciting materials to beneficial owners of the Ackrell common stock and in obtaining voting instructions from those owners.

Assistance

If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact:

Long Long

Chief Financial Officer and Acting Secretary

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

You may also contact Ackrell’s proxy solicitor at:

Tel:

Email:

To obtain timely delivery, Ackrell stockholders must request the materials no later than                 , 2022.

You may also obtain additional information about Ackrell from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The unaudited pro forma condensed combined statement of financial position as of September 30, 2021 combines the historical balance sheet of Ackrell with the historical consolidated balance sheet of Cowell USA on a pro forma basis, giving effect to the Business Combination and related transactions as if they had been consummated on September 30, 2021.

The following unaudited pro forma condensed combined statement of profit or loss for the nine months ended September 30, 2021 and the year ended December 31, 2020 combines the historical condensed statement of operations of Ackrell and the historical condensed consolidated statement of options of Cowell USA for such periods on a pro forma basis, giving effect to the Business Combination and related transactions as if they had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with Ackrell’s and the combined Blackstone and Cowell USA financial statements and related notes, as applicable, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ackrell” included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

Pursuant to the Business Combination Agreement, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, Blackstone will enter a redemption agreement with Cowell USA and Dahle, pursuant to which Blackstone will redeem, prior to the Closing, certain of its membership interests held by Cowell USA in exchange for $100 million, which will be funded by the Credit Facilities of $100 million.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell with Ackrell continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NewCo. Immediately following the effective time of the Merger, (i) NAI will contribute 45 shares of Cowell USA common stock, par value $1.00 per share to NewCo and 33 shares of Cowell USA common stock to Ackrell, (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock and (iii) Dahle will contribute all of his membership interests in the Blackstone to NewCo.

As consideration for the Business Agreement, (i) Ackrell will pay $150 million to NAI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell USA will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of shares of NewCo common stock, par value $0.0001 per share calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive an membership interests in Blackstone to be issued to Dahle will be assumed by NewCo, with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs.

The following table summarizes the pro forma number of shares of NewCo common stock outstanding following the consummation of the Business Agreement and the PIPE offerings under two separate scenarios, discussed further in the sections below, excluding the potential dilutive effect of the exercise or vesting of Converted RSUs, Converted Stock Options and Converted Warrants.

	Scenario 1 Assuming No Redemptions		Scenario 2 Assuming Maximum Redemption
Equity Capitalization Summary	Shares	%	Shares	%
NAI and Dahle	37,997,608	62.6%	37,997,608	69.2%
Ackrell public stockholders	13,800,000	22.7%	8,201,987	14.7%
Sponsor	5,096,249	8.4%	5,096,249	9.3%
Representative and underwriter	449,000	0.7%	449,000	0.8%
PIPE Investors	3,333,370	5.5%	3,333,370	6.1%

Total common stock	60,676,227	100.0%	54,939,647	100.0%

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “—Unaudited Pro Forma Condensed Combined Financial Statements.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, although Ackrell will acquire all of the outstanding equity interests of Cowell USA in the Business Combination, Ackrell will be treated as the “acquired” company and Cowell USA will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Cowell USA issuing stock for the net assets of Ackrell, accompanied by a recapitalization. The net assets of Ackrell will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cowell USA.

Cowell USA has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:

•	Cowell USA’s existing stockholders will have the greatest voting interest in NewCo;

•	Cowell USA’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the NewCo;

•	Cowell USA will comprise the ongoing operations of the NewCo;

•	Cowell USA’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than Ackrell’s; and

•	Cowell USA’s existing senior management will be the senior management of the NewCo.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of Ackrell common stock:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of Ackrell will exercise redemption rights with respect to their Ackrell Public Shares for a pro rata share of the funds in the Trust Account.

•	Assuming Maximum Redemptions: This presentation assumes that stockholders holding 5,736,580 of the public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $58.0 million using a $10.10 per subunit redemption price. The Business Combination Agreement includes as a condition to the Closing, that at the Closing, the aggregate cash proceeds from Ackrell’s Trust Account, together with the proceeds from the PIPE Investment, will equal no less than $40 million. Additionally, this presentation also contemplates that Ackrell’s Initial Stockholders have agreed to waive their redemption rights with respect to their founder shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following unaudited pro forma condensed combined balance sheet as of September 30, 2021 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 are based on the unaudited interim historical financial statements and audited historical financial statements of Ackrell and Cowell USA. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

Supplement disclosure of adjustments excluded from the Pro Forma Condensed Financial Statements:

Revolving Credit Facility

On October 15, 2021, Cowell USA entered into an agreement for a secured revolving credit facility with Wells Fargo Bank, National Association of $50.0 million, the ABL Revolver, and a secured term loan credit agreement with White Oak Global Advisors, LLC of $75.0 million, the Term Loan, and collectively with the ABL Revolver, the “Credit Facilities”. One of the closing conditions in the Business Combination Agreement is that the ABL Revolver has minimum availability of at least $25 million at Closing. Such transaction is prospective in nature and not directly attributable to the Merger and hence is excluded from both the “No Redemption” and “Maximum Redemption” scenarios below.

Accounting for PIPE Transaction

Blackstone currently presents the PIPE transaction without bifurcating of its conversion features. Blackstone is currently evaluating the PIPE transaction to determine the accounting for the conversion feature under ASC 815, Derivatives and Hedging, and ASC 470 Debt, and has not yet reached a conclusion.

Terms of PIPE

In connection with the proposed business combination between Ackrell and Blackstone, Ackrell and NewCo entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which NewCo agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share and NewCo agreed to issue and sell and approximately $111 million principal amount of NewCo convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture (the “Indenture”) containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements, absence of a material adverse effect on Ackrell, NewCo or Blackstone, the operation of Blackstone’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the

Business Combination, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Merger. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors.

As an inducement to enter into the Subscriptions Agreements, certain Ackrell stockholders, NAI and Dahle (the “Transferors”) have agreed, pursuant to a Transferor Agreement entered into contemporaneously with the execution and delivery of the Business Combination Agreement, to effect a transfer of a certain number of shares of NewCo common stock to purchasers of Units concurrently with the consummation of the purchase of the Units. The Transferors have agreed that a certain number of shares of NewCo common stock will be deposited into an Escrow Fund that will be transferred to the purchasers of Units in the event that the trading price of NewCo common stock (the “Trading Price”) during the measurement period specified in the Subscription Agreements is less than $10.00 (the “Make-Whole Payment”). In the event a Make-Whole Payment is required to be made, the number of shares of NewCo common stock to be transferred from the Escrow Fund shall be determined using a formula set forth in the Subscription Agreement; provided that the amount of shares of NewCo common stock in the Make-Whole Payment shall be determined based upon a Trading Price between $5.75 and $10.00 per share, with more shares being transferred from the Escrow Fund as the Trading Price decreases. If the Trading Price is greater than $10.00 per share, no Make-Whole Payment shall be required and if the Trading Price is lower than $5.75 per share no additional Make-Whole Payment shall be required to account for the difference between $5.75 per share and the actual Trading Price. Any shares of NewCo common stock remaining in the Escrow Fund following the Make-Whole Payment will be returned to the Transferors.

The warrants will be issued pursuant to a warrant agreement to be entered into at the Closing of the Business Combination. Each whole warrant will entitle the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as set forth in the warrant agreement, at any time commencing on the issuance of the warrant until its expiration.

The warrants may be called for redemption by NewCo if at any time after their issuance until the expiration of the warrants, if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period and if, and only if, there is a current registration statement in effect with respect to the shares of NewCo common stock underlying such warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Convertible Notes will mature on April 15, 2027 unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 9.875% per annum payable in a combination of cash and PIK. Prior to the second anniversary following the closing date of the Convertible Notes offering, 50% of the interest will be paid in cash with the remaining 50% to be paid in PIK or, at NewCo’s option, cash. On and after the second anniversary of the closing date of the Convertible Notes offering, all interest will be paid in cash. However, if any such amount of cash interest is not permitted under the terms of Blackstone’s other credit facilities, the amount of permitted interest shall be paid in cash, and the remaining amount of interest will be paid in PIK. The amount that would otherwise have been paid in cash, but is paid in PIK will be used to repay Blackstone’s other credit facilities.

The Convertible Notes may be converted at any time (in whole or in part) into shares of NewCo common stock, at the option of the holder of such Convertible Note, at a price equal to the lesser of (i) $11.50 and (ii) 15% premium to the lowest per share price of any equity issued prior to or substantially simultaneously with the closing of the Merger (subject to customary adjustments).

NewCo will have the option to redeem all or any portion of the Convertible Notes after April 15, 2025 if certain conditions (including that the NewCo common stock is trading at or above $18.00 per share for at least 20 out of any 30 day trading period and the redeemed portion does not exceed a specified level of the NewCo common stock trading volume over a specified period) are met. The Convertible Notes also contain default provisions, including provisions for potential acceleration of the Convertible Notes.

Each holder of a Note will have the right to cause the NewCo to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change make-whole amount to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of NewCo to incur indebtedness above certain thresholds (subject to certain exceptions to be set forth in the Indenture), create liens, make certain payments or investments, enter into affiliate transactions, sell certain assets of NewCo and its subsidiaries, pay dividends, and complete certain mergers or consolidations.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash	$3,740	$192	$133,150	(A)		$97,959	$(57,959)	(K)	$40,000
			139,427	(B)
			(555)	(C)
			(27,995)	(D)
			100,000	(E)
			(250,000)	(G)
Receivables, net	79,766	—	—			79,766	—		79,766
Inventories, net	22,018	—	—			22,018	—		22,018
Prepaid income taxes	2,209	—	—			2,209	—		2,209
Deferred offering costs	811	—	—			811	—		811
Prepaid assets	2,978	124	—			3,102	—		3,102

Total current assets	111,522	316	94,027			205,865	(57,959)		147,906
Property and equipment, net	5,349	—	—			5,349	—		5,349
Intangible assets, net	246	—	—			246	—		246
Cash and securities held in Trust Account	—	139,427	(139,427)	(B)		—	—		—
Restricted cash	1,400	—	—			1,400	—		1,400
Deferred tax asset	1,435	—	—			1,435	—		1,435

Total assets	$119,952	$139,743	$(45,400)			$214,295	$(57,959)		$156,336

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,596	$316	$(316)	(C	)	$19,596	$—		$19,596
Accrued liabilities	5,996	145	(145)	(C	)	5,996	—		5,996
Accounts payable—due to related party	48,896	94	(94)	(C	)	48,896	—		48,896
Current portion of capital lease obligations	49	—	—			49	—		49

Total current liabilities	74,537	555	(555)			74,537	—		74,537
Capital lease obligations	854	—	—			854	—		854

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Long-term debt	—	—	111,000	(A	)	211,000	—	211,000
			100,000	(E	)
Deferred financing costs	—	—	(8,850)	(A	)	(8,850)	—	(8,850)
Deferred rent	109	—	—			109	—	109
Warrant liabilities	—	262	—			262	—	262
Other payable	91	—	—			91	—	91

Income tax payable for unrecognized tax benefits	5,873	—	—			5,873	—	5,873

Total liabilities	81,464	817	201,595			283,876	—	283,876

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET—(Continued)

AS OF SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Commitments and contingencies
Common stock subject to possible redemption, 13,800,000 shares at redemption value	—	139,427	(139,427)	(I)		—	—			—
Stockholders’ equity (deficit):
Ackrell preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—	—	—		—	—
Ackrell common stock, $0.0001 par value; 100,000,000 shares authorized; 4,369,000 shares (excluding 13,800,000 shares subject to possible redemption) issued and outstanding	—	—	—	(I)		—	—			—
Cowell U.S.A. common stock, $1 par value; 2,000 shares authorized; 100 shares issued and outstanding	—	—	—	(F)		—	—			—
	—	—	—	(G)		—	—			—
NewCo common stock	—	—	—	(A	)	6	(1)	(K	)	5
			—	(D)
			2	(F)
			2	(H)
			2	(I)
Additional paid-in capital	2,067	101	31,000	(A	)	—	(57,958)	(K	)	—
			(27,995)	(D)			57,958	(M	)
			(2)	(F)
			(250,000)	(G)
			(2)	(H)
			139,425	(I)
			(602)	(J)
			945	(L)
			105,063
Retained earnings (accumulated deficit)	35,476	(602)	602	(J)		(69,587)	(57,958)	(M	)	(127,545)
			(105,063)

Total Cowell International Inc. stockholder’s equity (deficit)	37,543	(501)	(106,623)			(69,581)	(57,959)			(127,540)
Noncontrolling interest	945	—	(945)	(L)		—	—			—

Total stockholders’ equity (deficit)	38,488	(501)	(107,568)			(69,581)	(57,959)			(127,540)
Total liabilities and stockholders’ equity (deficit)	$119,952	$139,743	$(45,400)			$214,295	$(57,959)			$156,336

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)

To record net proceeds received from the PIPE Investment with the corresponding 3,100,000 shares of NewCo common stock with a par value of $0.0001 per share at a price of $10.00 per share and $111 million principal amount of NewCo convertible notes.

(B)	Represents the transfer of marketable securities held in the Ackrell Trust to cash.

(C)	Reflects payments of Ackrell accounts payable, accrued liabilities, and related party payables.

(D)	Reflects payments of transactional related fees and expenses by cash and NewCo common stock.

(E)	Reflects the $100 million from the Credit Facilities.

(F)	Reflects the contribution of 45 shares of Cowell USA common stock by NAI to NewCo in exchange for 20,350,681 shares of NewCo common stock.

(G)	Reflects the transfer of 33 shares of Cowell USA common stock by NAI to Ackrell and the redemption of 22 shares of Cowell USA common stock in exchange for $250 million.

(H)	Reflects the contribution of Dahle’s membership interests in Blackstone to NewCo in exchange for 17,646,927 shares of NewCo common stock.

(I)

Represents the exchange of 18,169,000 Ackrell common stock, all of which 13,800,000 shares were subject to possible redemption and 4,369,000 shares were nonredeemable, into equivalent number of NewCo common stock.

(J)	Represents the elimination of Ackrell’s historical accumulated deficit.

(K)

Reflects the maximum redemption of 5,736,580 Ackrell Public Shares for aggregate redemption payments of $58.0 million at a redemption price of approximately $10.10 per share. The Business Combination Agreement includes as a condition to the Closing, that at the Closing, the aggregate cash proceeds from Ackrell’s Trust Account, together with the proceeds from the PIPE Investment, will equal no less than $40 million.

(L)	Represents the elimination of noncontrolling interest upon the Closing.

(M)	Represents the reclassification between additional paid in capital and accumulated deficit to avoid negative additional paid in capital.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands, except share and per share data)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$340,947	$—	$—			$340,947	$—	$340,947

Cost of goods sold	277,372	—	—			277,372	—	277,372
Gross profit	63,575	—	—			63,575	—	63,575
Operating expenses
Sales and marketing	11,711	—	—			11,711	—	11,711
General and administrative	10,120	839	(90)	(DD	)	10,869	—	10,869
Research and development	2,345	—	—			2,345	—	2,345

Total operating expenses	24,176	839	(90)			24,925	—	24,925

Income (loss) from operations	39,399	(839)	90			38,650	—	38,650
Other expense, net
Interest income	—	43	(43)	(CC)		—	—	—
Interest expense	(790)	—	(12,996)	(AA)		(13,786)	—	(13,786)
Change in fair value of warrant liabilities	—	319	—			319	—	319
Forgiveness of payment protection program	943	—	—			943	—	943
Other income (expense), net	1,058	—	—			1,058	—	1,058

Total other expense, net	1,211	362	(13,039)			(11,466)	—	(11,466)
Income (loss) before income tax	40,610	(477)	(12,949)			27,184	—	27,184
Income tax expense	7,985	—	—			7,985	—	7,985
Net income (loss)	$32,625	$(477)	$(12,949)			$19,199	$—	$19,199

Net income (loss) attributable to noncontrolling interest	6,092	—	(6,092)	(BB)		—	—	—

Net income (loss) attributable to common stockholders	$26,533	$(477)	$(6,857)			$19,199	$—	$19,199

Net income per share—basic and diluted	$265,335.00

Basic and diluted net loss per share attributable to common stock subject to redemption		$(0.03)

Basic and diluted net loss per share attributable to common stockholders		$(0.03)

Pro forma weighted average number of common shares outstanding—basic						60,676,227		54,939,647

Pro forma net income per share—basic						$0.32		$0.35

Pro forma weighted average number of common shares outstanding—diluted						94,195,504		88,458,924

Pro forma net income per share—diluted						$0.20		$0.22

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)

Represents an adjustment to increase interest expense by $13.0 million after giving effect to the $111 million NewCo convertible notes and $100 million Blackstone Redemption Note as if they had occurred on January 1, 2020.

(BB)	Represents the elimination of noncontrolling interest upon the Closing.
(CC)	Represents the elimination of interest income earned on funds in the Trust Account which will be released upon closing of the Business Combination.
(DD)	Represents the elimination of administrative service fees that will be ceased paying upon closing of the Business Combination.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

			Assuming No Redemptions				Assuming Maximum Redemptions
	Cowell USA (Historical)	Ackrell (Historical)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments	Pro Forma Combined
Revenue, net	$292,811	$—	—			292,811	—	292,811
Cost of goods sold	236,537	—	—			236,537	—	236,537

Gross profit	56,274	—	—			56,274	—	56,274

Operating expenses
Sales and marketing	13,339	—	—			13,339	—	13,339
General and administrative	9,743	119	(4)	(DD	)	9,858	—	9,858
Research and development	2,517	—	—			2,517	—	2,517

Total operating expenses	25,599	119	(4)			25,714	—	25,714

Income (loss) from operations	30,675	(119)	4			30,560	—	30,560
Other expense, net
Interest income	4	3	(3)	(CC	)	4	—	4
Interest expense	(1,655)	—	(17,328)	(AA	)	(18,983)	—	(18,983)
Change in fair value of warrant liabilities	—	(6)	—			(6)	—	(6)
Other income (expense), net	548	—	—			548	—	548

Total other expense, net	(1,103)	(3)	(17,331)			(18,437)	—	(18,437)

Income (loss) before income tax	29,572	(122)	(17,327)			12,123	—	12,123
Income tax expense	5,576	—	—			5,576	—	5,576

Net income (loss)	23,996	(122)	(17,327)			6,547	—	6,547

Net income (loss) attributable to noncontrolling interest	4,192	—	(4,192)	(BB	)	—	—	—

Net income (loss) attributable to common stockholders	19,804	(122)	(13,135)			6,547	—	6,547

Net income per share—basic and diluted	198,038.00

Basic and diluted net income per share attributable to common stock subject to redemption		52.43

Basic and diluted net loss per share attributable to common stockholders		(5.22)

Pro forma weighted average number of common shares outstanding—basic						60,676,227		54,939,647

Pro forma net income per share—basic						0.11		0.12

Pro forma weighted average number of common shares outstanding—diluted						94,195,504		88,458,924

Pro forma net income per share—diluted						$0.07		$0.07

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)

Represents an adjustment to increase interest expense by $17.3 million after giving effect to the $111 million NewCo convertible notes and $100 million Blackstone Redemption Note as if they had occurred on January 1, 2020.

(BB)	Represents the elimination of noncontrolling interest upon the Closing.
(CC)	Represents the elimination of interest income earned on funds in the Trust Account which will be released upon closing of the Business Combination.
(DD)	Represents the elimination of administrative service fees that will be ceased paying upon closing of the Business Combination.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Cowell USA has been determined to be the accounting acquirer, primarily due to the fact that Cowell USA stockholders will continue to control NewCo. Under this method of accounting, although Ackrell will acquire all of the outstanding equity interests of Cowell USA in the Business Combination, Ackrell will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Cowell USA issuing stock for the net assets of Ackrell, accompanied by a recapitalization. The net assets of Ackrell will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cowell USA.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Business Combination and related transactions, including consummation of the PIPE Investment, occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and for the year ended December 31, 2020 presents pro forma effect to the Business Combination and PIPE offerings as if it had been completed on January 1, 2020 and carried forward through the interim period.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Ackrell’s unaudited condensed balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement/prospectus; and

•

Cowell USA’s unaudited consolidated condensed balance sheet as of September 30, 2021 and the related notes for the period ended September 30, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Ackrell’s unaudited condensed statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus;

•	Cowell USA’s unaudited consolidated condensed statement of operations for the nine months ended September 30, 2021 and the related notes, included elsewhere in this proxy statement/prospectus;

•	The accompanying notes to the unaudited pro forma condensed combined financial information, included elsewhere in this proxy statement/prospectus;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone”, included elsewhere in this proxy statement/prospectus;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ackrell”, included elsewhere in this proxy statement/prospectus; and

•

Other information relating to Cowell USA and Ackrell included elsewhere in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof set forth under the section titled “Proposal 1: Business Combination Proposal.”

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Ackrell’s audited condensed statement of operations for year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus; and

•	Cowell USA’s audited consolidated condensed statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Ackrell common stock:

•

Assuming No Redemptions: This presentation assumes that no public stockholders of Ackrell will exercise redemption rights with respect to their Ackrell Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 5,736,580 of the public shares will exercise their redemption rights for their pro rata share (approximately $10.10 per share) of the funds in the Trust Account. This scenario gives effect to public subunit redemptions for aggregate redemption payments of $58.0 million using a $10.10 per subunit redemption price. The Business Combination Agreement includes as a condition to the Closing, that at the Closing, the aggregate cash proceeds from Ackrell’s Trust Account, together with the proceeds from the PIPE Investment, will equal no less than $40 million. In addition, this presentation also contemplates that Ackrell’s Initial Stockholders have agreed to waive their redemption rights with respect to their founder shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Ackrell believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Ackrell believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Ackrell and Cowell USA

2. Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of NewCo. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are expected to have a continuing impact on the results of NewCo.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the transaction under GAAP. Cowell USA and Ackrell have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had NewCo filed consolidated income tax returns during the periods presented. The pro forma condensed combined balance sheet does not necessarily reflect the deferred taxes of NewCo as a result of the Business Combination.

4. Income per Share

Represents the net income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of Ackrell’s redeemable shares:

	For the nine months ended September 30, 2021
	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net income	$19,199	$19,199
Weighted average shares:
Weighted average of outstanding common shares—basic	60,676,227	54,939,647
Weighted average of outstanding common shares—diluted	94,195,504	88,458,924
Earnings per share:
Income per outstanding shares, basic	$0.32	$0.35
Income per outstanding shares, diluted	$0.20	$0.22

	For year ended December 31, 2020
	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net income	$6,547	$6,547
Weighted average shares:
Weighted average of outstanding common shares—basic	60,676,227	54,939,647
Weighted average of outstanding common shares—diluted	94,195,504	88,458,924
Earnings per share:
Income per outstanding shares, basic	$0.11	$0.12
Income per outstanding shares, diluted	$0.07	$0.07

	For the nine months ended September 30, 2021 and for the year ended December 31, 2020
	(in thousands)
	Scenario 1 Assuming No Redemptions	Scenario 2 Assuming Maximum Redemptions
Weighted average shares outstanding—basic
NAI and Dahle	37,997,608	37,997,608
Ackrell public stockholders	13,800,000	8,063,420
Sponsor	5,096,249	5,096,249
Representative and underwriter	449,000	449,000
PIPE Investors	3,333,370	3,333,370

Total	60,676,227	54,939,647

Weighted average shares outstanding—diluted
NAI and Dahle	55,644,535	55,644,535
Ackrell public stockholders	27,600,000	21,863,420
Sponsor	5,566,249	5,566,249
Representative and underwriter	518,000	518,000
PIPE Investors	4,866,720	4,866,720

Total	94,195,504	88,458,924

PROPOSAL 1

THE BUSINESS COMBINATION PROPOSAL

Overview

Ackrell is asking its stockholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Ackrell’s stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.

Ackrell may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the outstanding shares of Ackrell common stock.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Annex A. Ackrell’s stockholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

On December 22, 2021, Ackrell, Blackstone, NewCo, Merger Sub, Dahle and NAI entered into the Business Combination Agreement.

The Transactions

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), Blackstone will enter a redemption agreement with Cowell USA International Inc., a Utah corporation and a wholly-owned subsidiary of NAI (“Cowell USA”), and Dahle, pursuant to which Blackstone will redeem, prior to the Closing, certain of its membership interests held by Cowell USA in exchange for $100 million, which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100 million.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell, with Ackrell continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NewCo (the “Surviving Corporation”). In the Merger, all of the outstanding shares of Ackrell common stock will be automatically converted into an equal number of shares of NewCo common stock. Immediately following the effective time of the Merger (the “Effective Time”): (i) NAI will contribute 45 of the 100 outstanding shares of Cowell USA common stock, par value $1.00 per share (“Cowell USA Common stock”) to NewCo and 33 shares of Cowell USA common stock to Ackrell (the “NAI Contributions”); (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock held by NAI (the “NAI BVI Redemption”); and (iii) Dahle will contribute all of his membership interests in Blackstone to NewCo (the “Dahle Contribution” and together with the Merger, the NAI Contributions, the NAI Redemption and the other transactions contemplated by the Business Combination).

The aggregate consideration to be paid in the Business Combination is based on a pre-money Blackstone equity valuation of approximately $721 million and will be made up of cash consideration and stock consideration as described below (the “Merger Consideration”).

Conversion of Securities and Payment of Merger Consideration

As consideration for the Business Combination, (i) Ackrell will pay $150 million to NAI BVI as consideration for the contribution of Cowell USA common stock to Ackrell; (ii) Cowell USA will pay $100 million to NAI as consideration for the NAI Redemption; (iii) NewCo will issue and deliver to NAI a number of NewCo common stock, par value $0.0001 per share (“NewCo common stock”) calculated based upon NAI BVI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell USA common stock to NewCo; and (iv) NewCo will issue to Dahle a number of shares of NewCo common stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) as of the Closing as consideration for the Dahle Contribution. In addition, each contingent right to receive an membership interests in Blackstone to be issued to Dahle will be assumed by NewCo (the “Assumed RSUs”), with such Assumed RSUs representing the right to acquire a number of shares of NewCo common stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs.

At the Effective Time, by virtue of the Merger and without any action on the part of Ackrell, Merger Sub, Blackstone, NAI, Dahle or the holders of any of the following securities:

(a)

Each share of Ackrell common stock, par value $0.0001 per share (“Ackrell common stock”) issued and outstanding immediately prior to the Effective Time (subject to certain exceptions pursuant to the Business Combination Agreement) will be converted into one share of NewCo common stock.

(b)

Each share of the Ackrell common stock held in the treasury of Ackrell and each share of Ackrell common stock owned by Merger Sub, Blackstone or any direct or indirect wholly-owned subsidiary of Ackrell immediately prior to the Effective Time will be canceled.

(c)	Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

(d)

Each warrant of Ackrell that is outstanding immediately prior to the Effective Time will be converted into a right to acquire one share of NewCo common stock on substantially the same terms as were in effect immediately prior to the Effective Time for such warrants of Ackrell.

(e)	The Assumed RSUs will be assumed by NewCo.

Post-Business Combination Ownership of the Combined Entity

It is anticipated that, upon completion of the Business Combination, assuming no redemptions are made, Ackrell’s public stockholders will own approximately 23% of the outstanding capital stock of NewCo, the Initial Stockholders will own approximately 9% of NewCo, the PIPE Investors will own approximately 5% of NewCo and NAI and Dahle will own approximately 63% of NewCo. The foregoing ownership percentages with respect to NewCo following the Business Combination exclude any outstanding Warrants, does not take into account the Assumed RSUs and issuance of shares upon the conversion of the Convertible Notes and assumes that (i) there are no redemptions of any shares by Ackrell’s public stockholders in connection with the Business Combination; (ii) no awards are issued under the Incentive Plan; (iii) no shares are issued under the ESPP; and (iv) Ackrell does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Ackrell’s existing stockholders and the other parties described above in NewCo will be different.

Representations and Warranties

The Business Combination Agreement contains a number of representations, warranties and covenants of Blackstone, the Contributors, Cowell USA, Ackrell, Merger Sub and NewCo, made solely for the benefit of the other relevant parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and qualifications, including materiality and material adverse effect qualifiers, contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. The representations and warranties are customary for transactions similar to the Business Combination.

The Contributors made representations and warranties relating to, among other matters, (1) organization of NAI; (2) authority relative to the Business Combination Agreement; (3) no conflict required filings and consents; (4) absence of litigation; and (5) brokers.

NAI made representations and warranties with respect to Cowell USA relating to, among other things, (1) organization of Cowell USA; (2) no conflict; (3) capitalization of Cowell USA; (4) absence of litigation; (5) financial statements of Cowell USA; (6) taxes; (7) operation of business and assets; and (8) brokers.

Blackstone made representations and warranties relating to, among other matters, (1) organization and qualification; subsidiaries; (2) certificate of incorporation and bylaws; (3) capitalization; (4) authority relative to the Business Combination Agreement; (5) no conflict, required filings and consents; (6) permits; compliance; (7) financial statements; internal controls; (8) absence of certain changes or events; (9) absence of litigation; (10) employee benefits plans; (11) labor and employment matters; (12) real property; title to assets; (13) intellectual property; (14) taxes; (15) environmental matters; (16) material contracts; (17) insurance; (18) interested party transactions; (19) exchange act; (20) brokers; (21) certain business practices; (22) registration statement; (23) PPP loan; (24) key customers suppliers; (25) Investment Company Act; (26) books and records; (27) exclusivity of representations and warranties; Company’s investigation and reliance; and (28) information supplied.

Ackrell, Merger Sub, and NewCo made representations and warranties relating to, among other matters, (1) corporate organization; (2) governing documents; (3) capitalization; (4) authority relative to the Business Combination Agreement; vote required; (5) no conflict, required filings and consents; (6) compliance; (7) SEC filings; financial statements; Sarbanes-Oxley; (8) absence of certain or events; (9) absence of litigation; (10) board approval; (11) no prior operations of Merger Sub or NewCo; (12) brokers; (13) Ackrell trust fund; (14) directors; (15) termination of certain agreements; (16) amendments to ancillary agreements; and (17) employment agreement.

Survival/Indemnification

The representations and warranties made by the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreement shall survive until fully performed.

Covenants of the Parties

The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including with respect to (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to the properties, books, personnel, and policies of Blackstone and Ackrell, respectively; (3) provision of financial statements by the Company; (4) Ackrell’s stock listing; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality; (10) public announcements; (11) directors’ and officers’ indemnification; and (12) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (if applicable). The parties further agreed to certain customary post-Closing covenants.

After the execution of the Business Combination Agreement, Ackrell and NewCo will (with the assistance and cooperation of Blackstone as reasonably requested by Ackrell) use its commercially reasonable efforts to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) within 10 business days after Ackrell’s receipt of Blackstone’s PCAOB-compliant audited financial statements from Blackstone a registration statement on Form S-4 in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Ackrell common stock, to be issued pursuant to the Business Combination Agreement, which registration statement will also contain a proxy statement for Ackrell stockholders and a prospectus.

Ackrell will include provisions in the proxy statement with respect to (i) the approval of the Business Combination and the adoption and approval of Business Combination Agreement, (ii) the adoption and approval of the amended and restated NewCo certificate of incorporation, (iii) the appointment of the post-Closing NewCo board, (iv) the approval and adoption of the Incentive Plan, (v) the approval and adoption of NewCo’s ESPP, (vi) adjournment of the Ackrell stockholders’ meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vii) the approval of any other proposals reasonably agreed by Ackrell and the Company to be necessary or appropriate in connection with the transaction contemplated hereby.

The parties have also agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the Closing, the NewCo Board shall consist of seven directors, which shall be divided into three classes with (a) one class of directors, the Class A Directors, initially serving a 1-year term, such term effective from the Closing (but any subsequent Class A Directors serving a 3-year term), (b) a second class of directors, the Class B Directors, initially serving a 2-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a 3-year term, such term effective from the Closing.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

•	the proposals presented at the Ackrell stockholders’ meeting will have been approved and adopted;

•

no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date of the Business Combination Agreement, which is then in effect and has the effect of making the Business Combination, including the Merger, illegal or otherwise prohibiting consummation of the Business Combination, including the Merger;

•

all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Business Combination under the HSR Act shall have expired or been terminated;

•

the registration statement will have been declared effective under the Securities Act, and no stop order suspending the effectiveness, or any proceedings for purposes of suspending the effectiveness, of the registration statement will be in effect or will have been initiated or threatened by the SEC;

•	the NewCo common stock to be issued in connection with the Business Combination will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

•	upon the Closing, after giving effect to the completion of the Redemption, Ackrell having net tangible assets of at least $5,000,001.

Unless waived by Ackrell, the obligations of the Ackrell, NewCo and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction of certain customary conditions (in addition to customary certificates and other closing deliverables), as well as the following:

•

accuracy of the representations and warranties made by the Company in the Business Combination Agreement and material compliance by the Company with the covenants in the Business Combination Agreement;

•	absence of any Company Material Adverse Effect with respect to the Company between the date of the Business Combination Agreement and the date of the Closing;

•	the Company will have delivered to Ackrell and NewCo the Company’s PCAOB-compliant audited financials;

•

Cowell USA will have delivered a properly executed certification that the Company shares are not “U.S. real property interests,” together with a notice to the IRS, in accordance with Treasury Regulations;

•	the Company will have terminated certain specified related party contracts; and

•	the Manufacturing Supply Agreement between Fugang Technology Inc. and the Company in substantially the form attached to the Business Combination Agreement will remain in effect.

Unless waived by the Company, the obligations of the Company to consummate the Merger are subject to the satisfaction of certain customary additional conditions (in addition to customary certificates and other closing deliverables), as well as the following:

•

accuracy of the representations and warranties made by Ackrell, NewCo and Merger Sub in the Business Combination Agreement and material compliance by Ackrell, NewCo and Merger Sub with the covenants in the Business Combination Agreement;

•	absence of any Ackrell Material Adverse Effect with respect to Ackrell, NewCo or Merger Sub between the date of the Business Combination Agreement and the date of the Closing;

•	all members of the board of directors and all officers of Ackrell will have executed written resignations effective as of the Effective Time;

•

the aggregate amount of proceeds raised in the PIPE Investment plus the amount of funds in the Trust Account (after giving effect to any redemption of Ackrell common stock by Ackrell’s stockholders) will be at least $150,000,000; and

•	the NewCo certificate of incorporation will have been amended and restated by NewCo.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	by mutual written consent of Ackrell and Blackstone;

•

by either Ackrell or Blackstone if the Closing has not occurred by June 23, 2022, the date that is six months after the execution of the Business Combination Agreement, other than as a result of a breach by the party seeking termination, provided, that in the event of an extension of the time for Ackrell to complete a Business Combination in accordance with the terms of Ackrell’s certificate of incorporation, such six-month period will automatically be extended by a like period;

•

by either Ackrell or Blackstone if a governmental authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement, other than as caused by the breach of the party seeking termination;

•	by either Ackrell or Blackstone if Ackrell fails to obtain the required stockholder approvals at Ackrell’s stockholder meeting;

•

by Ackrell upon a breach of any representation, warranty, covenant or agreement on the part of Blackstone, NAI or Dahle set forth in the Business Combination Agreement, or if any representation or warranty of Blackstone, NAI or Dahle becomes untrue and is not cured within 20 days;

•

by Blackstone upon a breach of any representation, warranty, covenant or agreement on the part of Ackrell, NewCo or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Ackrell, NewCo or Merger Sub becomes untrue and is not cured within 20 days; and

•	by Ackrell if Blackstone has not delivered its PCAOB-compliant audited financials on or prior to February 28, 2022.

Trust Account Waiver

Each of the Blackstone, NAI and Dahle agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Ackrell’s Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law; Choice of Forum

The Business Combination Agreement is governed by Delaware law and the parties are subject to the non-exclusive jurisdiction of federal and state courts located in the state of Delaware.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Ackrell, the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Ackrell’s public disclosures.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Ackrell’s stockholders and other interested parties are urged to read such agreements in their entirety.

Amended Registration Rights Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Ackrell, certain stockholders of Ackrell (collectively, the “Initial Investors”), NAI and Dahle entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Initial Investors and the undersigned parties listed under “Holder” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Registration Rights Agreement) of NewCo. The Registration Rights Agreement would supersede the registration rights agreements between Ackrell and certain of the Initial Investors.

Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain of Blackstone members entered into a Lock-up Agreement with NewCo (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each of the Company stockholder party thereto agreed to a 180-day lock-up of its restricted NewCo securities following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in Lock-Up Agreement.

Ackrell Stockholder Support Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Blackstone, Ackrell and certain Ackrell stockholders entered into Stockholder Support Agreements (the “Ackrell Stockholder Support Agreements”). Pursuant to the Ackrell Stockholder Support Agreements, the Ackrell stockholders party thereto will agree, among other things, to vote their shares of Ackrell common stock in favor of the adoption and approval of the Business Combination Agreement and the Business Combination.

The foregoing descriptions of the Registration Rights Agreement, Lock-Up Agreement and Ackrell Stockholder Support Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of such agreements, copies of which are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Private Placement Agreements

Subscription Agreements

In connection with the proposed business combination between Ackrell and Blackstone, Ackrell and NewCo entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which NewCo agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share and NewCo agreed to issue and sell and approximately $111 million principal amount of NewCo convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture (the “Indenture”) containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements, absence of a material adverse effect on Ackrell, NewCo or Blackstone, the operation of Blackstone’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the Business Combination, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Merger. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors. A copy of the form of Subscription Agreement with the PIPE Investors purchasing Units is attached to this proxy statement/prospectus as Annex F.

Transferor Agreement

As an inducement to enter into the Subscriptions Agreements, Ackrell Sponsor, NAI and Dahle (the “Transferors”) have agreed, pursuant to a Transferor Agreement entered into contemporaneously with the execution and delivery of the Business Combination Agreement, to effect a transfer of a certain number of shares of NewCo common stock to purchasers of Units concurrently with the consummation of the purchase of the Units. The Transferors have also agreed that a certain additional number of shares of NewCo common stock (which will be deposited and held in an Escrow Fund that will be transferred to the purchasers of Units in the event that the trading price of NewCo common stock (the “Trading Price”) during the measurement period specified in the Subscription Agreements is less than $10.00 (the “Make-Whole Payment”). In the event a Make-Whole Payment is required to be made, the number of shares of NewCo common stock to be transferred from the Escrow Fund shall be determined using a formula set forth in the Subscription Agreement; provided that the amount of shares of NewCo common stock in the Make-Whole Payment shall be determined based upon a Trading Price between $5.75 and $10.00 per share, with more shares being transferred from the Escrow Fund as the Trading Price decreases. If the Trading Price is greater than $10.00 per share, no Make-Whole Payment shall be required and if the Trading Price is lower than $5.75 per share no additional Make-Whole Payment shall be required to account for the difference between $5.75 per share and the actual Trading Price. Any shares of NewCo common stock remaining in the Escrow Fund following the Make-Whole Payment will be returned to the Transferors.

Warrant Agreement

The warrants will be issued pursuant to a warrant agreement to be entered into at the Closing of the Business Combination. Each whole warrant will entitle the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as set forth in the warrant agreement, at any time commencing on the issuance of the warrant until its expiration.

The warrants may be called for redemption by NewCo if at any time after their issuance until the expiration of the warrants, if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations), for any 20 trading days within a 30-trading-day period and if, and only if, there is a current registration statement in effect with respect to the shares of NewCo common stock underlying such warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

Convertible Notes Indenture

The Convertible Notes will mature on April 15, 2027 unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 9.875% per annum payable in a combination of cash and PIK. Prior to the second anniversary following the closing date of the Convertible Notes offering, 50% of the interest will be paid in cash with the remaining 50% to be paid in PIK or, at NewCo’s option, cash. On and after the second anniversary of the closing date of the Convertible Notes offering, all interest will be paid in cash. However, if any such amount of cash interest is not permitted under the terms of NewCo’s other credit facilities, the amount of permitted interest shall be paid in cash, and the remaining amount of interest will be paid in PIK. The amount that would otherwise have been paid in cash, but is paid in PIK will be used to repay NewCo’s other credit facilities.

The Convertible Notes may be converted at any time (in whole or in part) into shares of NewCo common stock, at the option of the holder of such Convertible Note, at a price equal to the lesser of (i) $11.50 and (ii) 15% premium to the lowest per share price of any equity issued prior to or substantially simultaneously with the closing of the Merger (subject to customary adjustments).

NewCo will have the option to redeem all or any portion of the Convertible Notes after April 15, 2025 if certain conditions (including that the NewCo common stock is trading at or above $18.00 per share for at least 20 out of any 30-day trading period and the redeemed portion does not exceed a specified level of the NewCo common stock trading volume over a specified period) are met. The Convertible Notes also contain default provisions, including provisions for potential acceleration of the Convertible Notes.

Each holder of a Note will have the right to cause NewCo to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change,” a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change make-whole amount to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of NewCo to incur indebtedness above certain thresholds (subject to certain exceptions to be set forth in the Indenture), create liens, make certain payments or investments, enter into affiliate transactions, sell certain assets of NewCo and its subsidiaries, pay dividends, and complete certain mergers or consolidations.

The Indenture also will include customary events of default.

NewCo has agreed to file a shelf registration statement registering the resale of the shares of NewCo common stock contained in the Units and Make-Whole Payment or issuable upon exercise of the warrants or conversion of the Convertible Notes. In certain circumstances, the subscribers have piggy-back registration rights in the event that NewCo engages in an underwritten offering of NewCo common stock.

Background of the Business Combination

Ackrell is a Delaware corporation structured as a blank check company which was incorporated on September 11, 2018, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. Prior to entering into the Business Combination Agreement, Ackrell conducted a thorough search for a potential business combination transaction, drawing upon, among other things, the extensive network and investing and operating experience of Ackrell’s management team, Ackrell’s special advisors, members of the Ackrell Board and input from Ackrell’s financial advisors. The terms of the proposed Business Combination with Blackstone were the result of thorough negotiations between the representatives of Ackrell and Blackstone, as further described below.

Prior to the consummation of the IPO, neither Ackrell, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with respect to a proposed transaction with Blackstone. The following is a brief description of the background of the negotiations, the Business Combination and related transactions.

From the date of its IPO through the date of the execution of the Business Combination Agreement, Ackrell’s management and the Ackrell Board (including committees thereof) evaluated and considered a number of potential target companies as candidates for a possible business combination transaction. Representatives of Ackrell contacted and were contacted by a number of individuals and entities regarding potential acquisition opportunities for Ackrell across a variety of business sectors, mostly based in North America with some based internationally. Ackrell and its advisors compiled a list of potential targets and updated and supplemented such list from time to time. This list of potential opportunities was periodically shared with, and reviewed by, the Ackrell Board.

During that period, Ackrell and representatives of Ackrell:

•	identified and evaluated more than 140 potential acquisition target companies;

•	participated in in-person or telephonic discussions with representatives of more than 50 potential acquisition targets; and

•

signed more than 15 non-disclosure agreements and provided initial non-binding indications of interest or non-binding proposals to representatives of five potential acquisition targets (other than Blackstone).

Ackrell reviewed the potential acquisition opportunities based on criteria that were the same or similar to the criteria that the Ackrell Board used in evaluating the potential Business Combination with Blackstone (as discussed below), which included, among other criteria, the markets in which potential target companies operate and their competitive positions and “track records” within such markets, the experience of the potential target companies’ management teams and the potential for revenue and earnings growth and strong free cash flow generation. Ackrell focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.

Description of negotiation process with candidates other than Blackstone

The following provides a description of the negotiating process with potential acquisition targets other than Blackstone with which Ackrell had substantive conversations.

Company A

On January 8, 2021, representatives of Ackrell received an executive summary describing the business of Company A, a nutrition company headquartered in the United States, from representatives of Company A’s financial advisor.

Between January 8 and February 11, 2021, the date Ackrell submitted a non-binding proposal to Company A, Michael Ackrell, the Chairman of Ackrell, and Shannon Soqui, the Vice Chairman of Ackrell, had numerous informal conversations with a potential advisor to Ackrell with respect to the advisor’s views on Company A’s valuation, business and growth prospects.

On January 25, 2021, representatives of Company A’s financial advisor sent representatives of Ackrell a confidential information memorandum describing the business of Company A.

On January 28, 2021, Ackrell signed a non-disclosure agreement with Company A, which did not include a standstill provision.

On February 8, 2021, representatives of Company A’s financial advisor sent representatives of Ackrell a quality of earnings report and a due diligence report regarding Company A.

On February 11, 2021, representatives of Ackrell, on behalf of Ackrell, sent to representatives of Company A’s financial advisor, on behalf of Company A, a non-binding proposal with respect to a potential business combination with Ackrell.

On February 15, 2021, representatives of Company A’s financial advisor called representatives of Ackrell to inform Ackrell that Company A decided to pursue a transaction with another party.

Company B

On January 12, 2021, Shannon Soqui, Executive Chairman of Company B, an international provider of beverage and wellness products, discussed with Stephen Cannon, the Chief Operating Officer and President of Ackrell, the potential of Company B engaging in a possible business combination transaction with Ackrell. Mr. Soqui is also the Vice Chairman of Ackrell.

On January 13, 2021, the Independent Directors of Ackrell, Mr. Cannon, William Lamkin and Daniel Sheehan participated in a virtual meeting attended by Long Long, the Chief Financial Officer of Ackrell, to discuss a potential process for engaging in a possible business combination transaction with Company B. The Independent Directors authorized Mr. Cannon to sign a non-disclosure agreement on behalf of Ackrell with Company B, which did not contain a standstill provision, and to request materials for review, which was executed by Mr. Cannon on behalf of Ackrell on January 13, 2021.

On January 20, 2021, Mr. Soqui sent Company B’s company presentation to representatives of Ackrell.

On January 26, 2021, Messrs. Ackrell, Cannon and Long participated in a Zoom management presentation by Company B, which included Company B’s President, Mr. Soqui and Jason Roth. Mr. Roth is Company B’s Chief Strategy Officer in addition to being Ackrell’s Chief Executive Officer. The presentation outlined the history, operations, industry trends, growth strategy and financial projections of Company B. The presentation was followed by a questions and answers session.

On February 2, 2021, Mr. Soqui sent Company B’s financial model to representatives of Ackrell. The Ackrell Board held a virtual meeting on February 2, 2021, where Messrs. Soqui and Roth presented information on Company B.

On February 10, 2021, the Ackrell Board held a virtual meeting to discuss revised financial data and other information distributed by Ackrell management on February 8, 2021, and Messrs. Soqui and Roth provided an additional presentation to the Ackrell Board on the revised materials. At the meeting the Ackrell directors requested additional information from Company B, which Mr. Soqui distributed after the call.

On February 12, 2021, the Ackrell Board held a virtual meeting, which was also attended by EGS as Ackrell’s counsel. The Ackrell Board generally discussed Company B and the relationships between Ackrell and Company B, in which Messrs. Soqui and Roth, served as executive officers, and Messrs. Ackrell, Soqui and Roth each had a significant existing ownership. At this meeting, the Ackrell Board discussed that if they were to pursue Company B as a potential business combination target, they should consider establishing a special committee of the Ackrell Board to evaluate, negotiate and approve such transaction, and generally discussed that Messrs. Lamkin and Sheehan did not have any relationships with Company B, and accordingly were not conflicted in the potential transaction.

On March 9, 2021, Mr. Soqui sent a valuation analysis of Company B prepared by Company B to representatives of Ackrell.

On March 10, 2021, Mr. Ackrell sent to representatives of Nomura Securities International (“Nomura”), a potential financial advisor to Ackrell with regard to Company B, Company B’s company presentation and valuation analysis that Ackrell had received from Company B, and Mr. Ackrell introduced representatives of Nomura to Messrs. Soqui and Roth by email.

On March 30, 2021, the Ackrell Board held a virtual meeting. Mr. Ackrell informed the Board that since Ackrell may pursue a transaction with Company B, a target company in which Messrs. Soqui and Roth, served as executive officers, and in which Messrs. Ackrell, Soqui and Roth each had a significant existing ownership, Ackrell would irrevocably commit to support such a transaction only if it was approved by a fully empowered special committee of the Ackrell Board comprised of directors independent from Company B. The Board discussed the roles and responsibilities of a potential special committee of the Ackrell Board (the “Initial Special Committee”), including that such committee would have the authority to (i) evaluate and negotiate the terms and conditions of a potential transaction with Company B, as well as any other potential business combination transactions while such potential transaction with Company B was being considered by Ackrell; (ii) approve or reject any such transaction with Company B or alternative business combination transaction with another potential target company (or proposals or definitive agreements with respect to any such transactions) or recommend to the Ackrell Board for its approval any such proposals or definitive agreements; and (iii) otherwise manage the process of a potential business combination transaction with Company B or any alternative business combination transaction target company while such potential transaction with Company B was being considered by Ackrell. In addition, the Ackrell Board would not approve (or recommend to the Ackrell stockholders) any transaction with Company B or alternative business combination transaction with another potential target company that had not received a prior favorable recommendation from the Initial Special Committee. The Board discussed that Messrs. Lamkin and Sheehan are each independent from Company B and its affiliates and would be appropriate candidates to serve on the Initial Special Committee, and Messrs. Lamkin and Sheehan agreed to serve on the Initial Special Committee. The Board directed Ackrell management to prepare resolutions to form the Initial Special Committee, which resolutions were adopted by written consent of the Ackrell Board on April 6, 2021, following review and comment by the Initial Special Committee’s counsel, O’Melveny & Myers LLP (“OMM”), who were formally engaged by the Initial Special Committee on April 13, 2021. Following the Board’s discussion regarding the Initial Special Committee, Mr. Ackrell then provided the Board an update on the target companies that Ackrell was actively pursuing, including Company B, with a focus on the consumer, food and beverage and wellness industries.

On April 7, 2021, the Initial Special Committee held a virtual meeting, which was attended by Mr. Long, Ezra Roizen, consultant to Ackrell, and a representative of OMM. The Initial Special Committee discussed its purpose and authority, including that the Initial Special Committee is, among other things, authorized by the Ackrell Board to identify, evaluate, negotiate and make recommendations to the Ackrell Board regarding a potential business combination with Company B and alternatives to a potential business combination with Company B. The Initial Special Committee then discussed the desire to engage a financial advisor and that such financial advisor have, among other things, global and international reach so that it could introduce the Initial Special Committee to potential business combination targets beyond Company B. The Initial Special Committee discussed that it had met with representatives of Nomura regarding its qualifications to serve as the Initial Special Committee’s financial advisor, including, among others, its broad reach globally to identify alternative potential business combination targets, its experience in the consumer space and its experience in special purpose acquisition company transactions. The Initial Special Committee then discussed meeting with an additional potential financial advisor and Mr. Lamkin stated that he would arrange such a meeting. The Initial Special Committee then discussed that it would need the assistance of other persons to help the Initial Special Committee in evaluating and negotiating a potential business combination transaction. At the request of the Initial Special Committee, Mr. Roizen discussed his qualifications and background, including noting that he is also employed by Ackrell Capital (as defined below), an entity affiliated with Mr. Ackrell. The Initial Special Committee then discussed the role that it anticipated Mr. Roizen performing on behalf of the Initial Special Committee, including, without limitation, under the instruction of the Initial Special Committee, assisting the Initial Special Committee in evaluating and negotiating a potential business combination transaction. The Initial Special Committee then discussed with Mr. Roizen that notwithstanding his affiliation with Ackrell Capital, Mr. Roizen would be representing and working on behalf of, and under the direction from, the Initial Special Committee. The Initial Special Committee then determined it was in the best interests of Ackrell and its stockholders to engage Mr. Roizen in such an advisory capacity. The Initial Special Committee then discussed continuing to utilize the expertise of Mr. Ackrell in connection with the identification, evaluation and negotiation of potential business combination transactions, other than any such potential business combination transaction with Company B. The Initial Special Committee discussed Mr. Ackrell’s affiliation with Company B and discussed the importance of engaging an independent financial advisor to assist the Initial Special Committee in this process. After extensive discussion, the Initial Special Committee determined that it was in the best interests of Ackrell and its stockholders to continue to utilize Mr. Ackrell to identify, evaluate and consider potential business combination transactions (other than with Company B) on behalf of the Initial Special Committee and that the Initial Special Committee would discuss with Mr. Ackrell the scope of his responsibilities, authority and obligations, each of which would be subject to and in accordance with the instruction of the Initial Special Committee.

On April 12, 2021, the Initial Special Committee held a virtual meeting, which was attended by Messrs. Ackrell, Long and Roizen, as well as a representative of OMM. The Initial Special Committee discussed the potential engagement of Nomura as an independent financial advisor to the Initial Special Committee. The Initial Special Committee then discussed a virtual meeting with a potential alternative financial advisor scheduled to occur on April 13, 2021.

On April 14, 2021, the Initial Special Committee held a virtual meeting, which was attended by Mr. Roizen, as well as a representative of OMM. The Initial Special Committee discussed the virtual meeting that it had with a potential financial advisor on April 13, 2021, including the experience and qualifications of such potential financial advisor. The Initial Special Committee then further discussed the prior meeting with Nomura, including that it believed that Nomura has stronger expertise in the consumer space than the other potential financial advisor. Following such discussions, the Initial Special Committee determined that, subject to the negotiation of an acceptable engagement letter and receipt of an acceptable relationship disclosure, the Initial Special Committee would seek to engage Nomura as its independent financial advisor.

On April 26, 2021, the Initial Special Committee held a virtual meeting, which was attended by a representative of OMM. The Initial Special Committee discussed the engagement of Nomura as its financial advisor, including Nomura’s qualifications and experience. The Initial Special Committee discussed that it viewed Nomura as having a broad reach globally to identify potential business combination targets and strong expertise in the consumer space. The Initial Special Committee then reviewed the final form of the engagement letter with Nomura and the relationship disclosure provided to the Initial Special Committee by Nomura, which did not disclose any relationships. Following discussions, the Initial Special Committee unanimously approved the engagement of Nomura as its financial advisor to help evaluate and consider potential business combination transactions and business combination targets, including Company B, and authorized the execution of the engagement letter. Unless otherwise specified in this “Proposal 1: The Business Combination Proposal—Background of the Business Combination” section, all references herein to Normura shall be references to Nomura in its role as financial advisor to the Initial Special Committee.

On April 27, 2021, Messrs. Sheehan and Roizen, Caleb Entrekin, consultant to Ackrell, and representatives of Nomura participated in a Zoom management presentation by Company B, which included Company B’s President and Chief Executive Officer, Company B’s Chief Commercial Officer, Messrs. Soqui and Roth. The presentation outlined the history, operations, industry trends, growth strategy and financial projections of Company B. The presentation was followed by a questions and answers session.

On May 4, 2021, Messrs. Lamkin, Roizen and Entrekin and representatives of Nomura participated in two separate virtual management presentations by Company B, which included Mr. Soqui and Company B’s Chief Commercial Officer. The first presentation was a detailed examination of relevant beverage industry trends, and the second was a detailed examination of relevant wellness industry trends. Each presentation was followed by a questions and answers session.

On May 6, 2021, Mr. Soqui and representatives of Nomura held a call to discuss Ackrell’s interest in Company B and the process for further pursuing a potential transaction.

Between May 7, 2021 and May 12, 2021, the Initial Special Committee had multiple virtual meetings during which it discussed, among other potential business combination partners, Company B’s prior presentations, including, without limitation, the projections provided by Company B and the fact that Company B had recently acquired and was seeking to acquire numerous other businesses and companies to roll into one larger company. During these meetings, the Initial Special Committee discussed certain key considerations relating to a potential business combination with Company B, including, without limitation, (i) the achievability of near term revenue growth rates; (ii) the level of oversight that Company B has on the businesses it has acquired or was proposing to acquire simultaneously with the closing of a business combination with Ackrell; and (iii) the integration plan and execution risks for the businesses Company B had acquired and expected to acquire concurrently with the closing of a business combination with Ackrell. Given such considerations, the Initial Special Committee determined at this time not to submit a letter of intent to Company B regarding a potential business combination. The Initial

Special Committee instructed representatives of Nomura to schedule a meeting with representatives of Company B so that the Initial Special Committee could communicate to Company B the key considerations it had identified in its due diligence process. Representatives of Nomura and OMM attended such meetings.

On May 13, 2021, the members of the Initial Special Committee, Messrs. Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Messrs. Soqui and Roth to discuss Ackrell’s evaluation of Company B and the key considerations that the Initial Special Committee identified above.

Between June 7 and June 16, 2021, representatives of Company B’s financial advisor held a call and exchanged emails with representatives of Nomura to discuss updates to Company B’s financial projections and valuation.

On June 21, 2021, the members of the Initial Special Committee, Messrs. Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Messrs. Soqui, Roth and Company B’s financial advisor to discuss Company B’s latest set of financial projections.

On June 29, 2021, the Initial Special Committee held a virtual meeting, which was also attended by Messrs. Roizen and Entrekin and representatives of Nomura. The Initial Special Committee discussed Company B’s latest set of projections and valuation and materials that Nomura received from Company B’s advisor. For the reasons previously discussed by the Initial Special Committee during its meetings between May 7, 2021 and May 12, 2021, the Initial Special Committee discussed that it was inclined to recommend further pursuing a potential business combination transaction with Blackstone and not with Company B.

On July 9, 2021, the Ackrell Board held a virtual meeting. The Initial Special Committee informed the Board that it was inclined to recommend that Ackrell further evaluate and consider a potential business combination with Blackstone. Following such discussions, the Board agreed to consider additional information from Company B and its financial advisor if they would like to present to the Ackrell Board.

On July 9, 2021, the Initial Special Committee and Mr. Ackrell contacted EGS to discuss the status of their discussions with Company B and Blackstone, noting that because of the pre-existing relationship that OMM had with Blackstone, OMM had not been involved in the discussions regarding Blackstone and did not participate in any Initial Special Committee meetings after it was disclosed to OMM that the Initial Special Committee was considering a potential business combination with Blackstone. The Initial Special Committee requested EGS to take over representation of the Initial Special Committee. On July 10, 2021, EGS agreed to represent the Initial Special Committee.

On July 12, 2021, the Ackrell Board held a virtual meeting, which was attended by certain Ackrell officers and representatives of EGS. The Ackrell Board discussed the Initial Special Committee’s current preference for further considering and pursuing a potential business combination transaction with Blackstone as compared to a potential business combination with Company B. Messrs. Lamkin and Sheehan stated that they had less comfort with Company B meeting its projections and capitalizing on its business plans than they did with Blackstone. The Ackrell Board discussed that Ackrell Capital, LLC (“Ackrell Capital”) was previously engaged by Blackstone on February 1, 2019 to serve as Blackstone’s financial advisor in connection with Blackstone’s evaluation and consideration of potential strategic alternative transactions, which we refer to herein as the “Ackrell Capital Relationship”. The Ackrell Board discussed that Mr. Ackrell is the founder and managing partner of Ackrell Capital. The Ackrell Board further discussed that if Blackstone and Ackrell completed a business combination transaction, Ackrell Capital would be entitled to a fee from Blackstone. See the section entitled “—Interests of Ackrell’s Sponsor, Directors and Officers in the Business Combination” for more details regarding such fee arrangement. The Ackrell Board then requested that Messrs. Lamkin and Sheehan, as members of the Initial Special Committee, schedule a follow-up call with Company B’s financial advisor to discuss Company B’s latest projections, which was held on July 13, 2021 and attended by Messrs. Lamkin, Sheehan, Roizen and Entrekin and representatives of Nomura, along with Company B’s financial advisor. Later that day, Messrs. Lamkin and Sheehan had a call with representatives of Nomura, where they further discussed their continuing reservations about a potential business combination transaction with Company B for the same reasons previously discussed.

On July 14, 2021, representatives of Company B’s financial advisor sent representatives of Nomura updated financial projections for Company B.

On July 14, 2021, the Ackrell Board held a virtual meeting which was attended by certain Ackrell officers and representatives of EGS. The Ackrell Board discussed the Initial Special Committee’s preference for further pursuing a potential business combination transaction with Blackstone, even after receiving the updated financial projections from Company B, and Messrs. Lamkin and Sheehan stated that the additional discussions did not change their viewpoints.

On July 15, 2021, the Initial Special Committee held a virtual meeting, which was attended by representatives of Nomura. The Initial Special Committee determined that it was in the best interests of Ackrell and its stockholders not to submit a letter of intent to Company B regarding a potential business combination transaction with Ackrell and determined to recommend to the Ackrell Board that Ackrell execute and deliver a proposed letter of intent to Blackstone and pursue a potential business combination with Blackstone.

On July 16, 2021, the Ackrell Board held a virtual meeting, which was attended by certain Ackrell officers and representatives of EGS. Messrs. Lamkin and Sheehan conveyed the Initial Special Committee’s recommendation that Ackrell not submit a letter of intent to Company B with respect to a potential business combination and to execute the letter of intent for a potential business combination with Blackstone. The Ackrell Board then discussed the Initial Special Committee’s recommendation. The Ackrell Board, upon acknowledging the Initial Special Committee’s decision to reject Company B as a target for a business combination, disbanded the Initial Special Committee and discussed forming the Blackstone Special Committee, as described below.

Company C

On March 5, 2021, Mr. Cannon held a conference call with an executive of an Asian-based financial firm (“Introducer A”), during which he was informed generically about a private consumer beverage company, Company C, which might be interested in a possible business combination transaction with a SPAC.

On March 9, 2021, Mr. Cannon learned from Introducer A the brand name of Company C, a beverage company headquartered in Europe with operations globally, including in North America.

On March 17, 2021, Ackrell signed a non-disclosure agreement with the Asian-based financial firm of Introducer A to receive an introductory presentation on Company C.

On March 20, 2021, Mr. Cannon held a conference call with Introducer A and another individual who served as a consultant to Company C, to learn more about Company C’s operations and financial profile.

On March 25, 2021, Mr. Cannon held a conference call with Company C’s Director of Business Development, Introducer A and the consultant to Company C to learn more about the strategy and growth prospects of Company C’s business.

On April 1, 2021, Ackrell sent a non-disclosure agreement to Company C.

On April 2, 2021, a Zoom video call was held with Messrs. Ackrell and Cannon, Company C’s Chairman and Co-Founder, Company C’s Director of Business Development, Introducer A and the consultant to Company C to discuss the possibility of a business combination transaction.

Between April 9 and April 14, 2021, Ackrell and Company C negotiated a non-disclosure agreement, which did not contain a standstill provision, and on April 14, 2021, Company C sent Mr. Cannon its company presentations. Later on April 14, 2021, Mr. Cannon emailed Company C’s Director of Business Development an illustrative business combination transaction structure using several assumptions and the next day, the pair held a call to discuss the potential structure.

On April 15, 2021, Mr. Cannon sent Company C’s Director of Business Development a non-binding letter of intent, which was prepared under the guidance of the Initial Special Committee.

On April 17, 2021, Mr. Cannon and Company C’s Director of Business Development had a call to discuss certain terms of the letter of intent.

On April 18, 2021, Mr. Cannon and Company C’s Director of Business Development had a call to discuss certain factors regarding Company C which were not addressed in the letter of intent, such as the treatment of Company C’s existing debt and its ongoing discussions with a potential strategic partner and investor.

On April 20, 2021, Mr. Cannon sent a revised draft of the letter of intent to Company C’s Director of Business Development, and had a call to discuss certain changes in the terms.

On April 22, 2021, Ackrell’s legal counsel reviewed and finalized the letter of intent, which was sent to Company C’s Director of Business Development for execution.

On April 23, 2021, Mr. Cannon learned from Company C’s Director of Business Development that Company C’s controlling shareholders had approved and were prepared to execute the letter of intent, subject to Ackrell doing the same. The Initial Special Committee requested that Nomura meet with and make inquiries of Company C before executing the letter of intent. Ackrell and Company C worked to schedule a conference call as soon as possible. On April 26, 2021, a conference call with Messrs. Ackrell, Cannon and Long, the Initial Special Committee, representatives of Nomura and Company C was held to discuss a potential business combination.

On April 27, 2021, the Initial Special Committee held a virtual meeting, which was attended by representatives of Nomura. The Initial Special Committee discussed the feasibility of a business combination with Company C and the Initial Special Committee subsequently determined that it would not be in the best interests of Ackrell or its stockholders to affect a business combination with Company C due to Company C’s financial profile and early stage of development. Therefore, the transaction was abandoned.

Company D

On April 2, 2021, the financial advisor to Company D, a soft beverage company headquartered in the United States, contacted Mr. Ackrell with regards to a possible business combination of Company D with a SPAC.

On April 5, 2021, Company D’s financial advisor sent Mr. Ackrell Company D’s teaser and a non-disclosure agreement.

On April 17, 2021, Ackrell signed a non-disclosure agreement with Company D, which did not contain a standstill provision.

On April 18, 2021, J.P. Morgan emailed representatives of Ackrell Company D’s confidential information memorandum and a process letter.

On April 26, 2021, Mr. Entrekin held a call with representatives of Nomura and Company D’s financial advisor regarding the potential of engaging in a possible business combination transaction.

On May 7, 2021, Messrs. Sheehan, Roizen and Entrekin and representatives of Nomura held an introductory Zoom meeting with Company D’s Chief Financial Officer to learn more about Company D’s operations, growth prospects and a potential business combination.

On May 12, 2021, the Initial Special Committee held a virtual meeting, which was also attended by Messrs. Roizen and Entrekin and representatives of Nomura and OMM. The Initial Special Committee discussed with representatives of Nomura, a potential business combination with Company D. The Initial Special Committee, together with representatives of Nomura, discussed submitting a proposal to Company D for a potential business combination transaction with Ackrell. Following such discussion, the Initial Special Committee instructed representatives of Nomura to submit to Company D a non-binding proposal for a potential business combination with Ackrell upon the terms discussed.

On May 13, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent Company D a non-binding proposal for a potential business combination transaction with Ackrell.

On May 14, 2021, the Initial Special Committee held a virtual meeting, which was also attended by Messrs. Roizen and Entrekin and representatives of Nomura and OMM. The Initial Special Committee discussed with representatives of Nomura the status of its evaluation of potential business combination targets, including the submission on May 13, 2021 of a non-binding proposal to combine with Company D.

On June 10, 2021, a conference call was held with Messrs. Roizen and Entrekin and representatives of Nomura, and of Company D’s financial advisors to discuss updates on the process. Company D’s financial advisors stated that Company D had decided to not pursue a combination with a SPAC in order to pursue other strategic alternatives and therefore the transaction was abandoned.

Company E

On April 10, 2021, representatives of a venture capital firm, early investors in Company E, a meal plan nutrition company headquartered in the United States, emailed Mr. Sheehan with regards to a possible business combination of Company E with a SPAC.

On April 27, 2021, Ackrell signed a non-disclosure agreement with Company E, which did not contain a standstill provision.

On April 28, 2021, Messrs. Sheehan, Roizen and Entrekin and representatives of Nomura participated in a virtual management presentation of Company E. During the meeting, Company E’s Co-Founder and Chief Executive Officer presented an overview of the Company’s history, products, sales channels and historical financials. The presentation was followed by a questions and answers session.

On May 3, 2021, Company E’s Co-Founder and Chief Executive Officer emailed representatives of Ackrell and Nomura with materials on the business, materials on the industry and Company E’s financial model.

On May 20, 2021, the Initial Special Committee, Messrs. Ackrell, Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Company E’s Co-Founder and Chief Executive to discuss Company E’s business and financial model.

On May 25, 2021, the Initial Special Committee held a virtual meeting, which was also attended by Messrs. Roizen and Entrekin and representatives of Nomura held a call to discuss Company E’s business, its fit with Ackrell and views on valuation. The Initial Special Committee discussed a non-binding proposal for a business combination with Company E, including the terms thereof. The Initial Special Committee instructed representatives of Nomura to send a non-binding proposal to Company E in accordance with the terms discussed by the Initial Special Committee.

On May 26, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent Company E a non-binding proposal for a potential business combination transaction with Ackrell.

On June 7, 2021, the Initial Special Committee, Messrs. Ackrell, Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Company E’s two co-founders and members of its board of directors to discuss the Initial Special Committee’s non-binding proposal.

On June 10, 2021, the Initial Special Committee. Messrs. Ackrell, Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Company E’s Co-Founder and CEO and one of Company E’s board members to discuss updated financial projections and the business.

Between June 10 and June 17, 2021, representatives of Nomura held calls with the Initial Special Committee, Messrs. Ackrell, Roizen and Entrekin to discuss Company E’s business and views on valuation.

On June 14, 2021, the Initial Special Committee held a virtual meeting, which was also attended by Messrs. Roizen and Entrekin and representatives of Nomura. The Initial Special Committee discussed Company E’s business, its fit with Ackrell and views on valuation. Initial Special Committee instructed Nomura to send Company E an updated non-binding proposal that adjusted the terms regarding potential cash consideration that may be paid in the transaction.

On June 17, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent Company E an updated non-binding proposal for a potential business combination transaction with Ackrell.

On June 19, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent Company E a draft term sheet for a potential business combination transaction with Ackrell.

On June 21, 2021, Messrs. Sheehan, Roizen and Entrekin and representatives of Nomura participated in a virtual meeting with Company E’s Co-Founder and CEO to discuss the draft term sheet.

On July 2, 2021, Company E’s Co-Founder and CEO and one of Company E’s board members held a virtual meeting with representatives of Nomura to inform Nomura that Company E decided to not pursue a combination with a SPAC because Company E did not feel it was ready to become a public company.

Company F

On April 20, 2021, Nomura discussed with Ackrell the potential of a possible business combination with a super-premium pet food company, which we refer to herein as Company F.

On May 4, 2021, Ackrell signed a non-disclosure agreement with Company F, which did not contain a standstill provision.

On May 5, 2021, Messrs. Ackrell, Lamkin, Roizen and Entrekin and representatives of Nomura received a management presentation and participated in an introductory virtual meeting with management from Company F. Company F’s Chief Executive Officer and Chief Financial Officer presented an overview of Company F that detailed its business model, products, sales and marketing, operations and financial performance. The meeting included a questions and answers session.

On May 7, 2021, representatives of Nomura held a call with representatives of Company F’s financial advisor to discuss the process, and representatives of Ackrell and Nomura received access to Company F’s virtual data room.

On May 12, 2021, representatives of Company F’s financial advisor sent representatives of Ackrell and Nomura a process letter.

On May 14, 2021, Messrs. Ackrell, Sheehan, Roizen and Entrekin and representatives of Nomura participated in a virtual meeting where Company F’s Chief Executive Officer and Chief Financial Officer presented the company’s historical and projected financials which was followed by a questions and answers session.

On May 17, 2021, representatives of Nomura held a call with representatives of Company F’s financial advisor to discuss the process for a potential transaction and valuation.

On May 20, 2021, the Initial Special Committee held a virtual meeting, which was attended by Messrs. Roizen and Entrekin and representatives of Nomura. The Initial Special Committee discussed Company F’s business, its fit with Ackrell and views on valuation. The Initial Special Committee considered potential terms of a transaction and instructed Nomura to begin drafting a non-binding proposal on the terms discussed at the virtual meeting.

On May 21, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent Company F a non-binding proposal with respect to a potential business combination with Ackrell.

On June 1, 2021, representatives of Company F’s financial advisor called representatives of Nomura to inform Nomura that Company F decided to pursue a transaction with another SPAC.

Description of negotiation process with Blackstone

On February 1, 2019, Blackstone engaged Ackrell Capital to serve as its financial advisor in connection with Blackstone’s evaluation and consideration of potential strategic alternative transactions. From the date of its engagement to July 19, 2021, the date on which Blackstone and Ackrell mutually executed a non-binding letter of intent (the “Blackstone LOI”) with respect to a potential business combination transaction, Ackrell Capital, on behalf of Blackstone, identified and contacted more than 100 third-parties with respect to potential business combinations. Such third-parties included strategic parties, financial sponsors and SPACs. In addition to Ackrell, Ackrell Capital, on behalf of Blackstone, identified and contacted more than 15 SPACs.

On January 27, 2021, representatives from Ackrell Capital, on behalf of Blackstone, contacted Mr. Cannon regarding a potential business combination transaction and sent Ackrell a confidential information memorandum regarding Blackstone. Ackrell Capital is an affiliate of Mr. Ackrell, a director and the Chairman of the Board of Ackrell. Also on January 27, 2021, Mr. Cannon, on behalf of Ackrell, signed a non-disclosure agreement with Blackstone, which did not contain a standstill provision.

On May 27, 2021, Ackrell Capital sent the Initial Special Committee and Nomura a confidential information memorandum on Blackstone as well as a bid process letter.

On June 2, 2021, an introductory virtual meeting was held between Mr. Lamkin, representatives of Nomura, representatives from Blackstone, including Roger Dahle, Blackstone’s Founder and Chief Executive Officer, Garrett Bowman, Blackstone’s Business Plan Manager, and representatives of Ackrell Capital, Mr. Ackrell and Mr. Bryan Castillo (an investment banker at Ackrell Capital). Mr. Castillo also serves as a special advisor to Ackrell. During the meeting, representatives of Blackstone and Ackrell Capital presented an overview of Blackstone, Blackstone’s industry and the potential opportunity for a business combination with a SPAC.

On June 2, 2021, the Initial Special Committee held a virtual meeting, which was attended by Messrs. Roizen and Entrekin, who are employees of Ackrell Capital (but not involved with its engagement by Blackstone) and representatives of Nomura. The Initial Special Committee discussed Blackstone’s business, Blackstone’s fit with Ackrell and views on valuation. Based on discussions of Blackstone’s business, the Initial Special Committee agreed that Blackstone would be a good candidate for a business combination with Ackrell. The Initial Special Committee asked Nomura to continue discussions with Blackstone’s financial advisor, to share with Blackstone’s financial advisor the Initial Special Committee’s view on Blackstone’s valuation and potential transaction structure, and to start drafting a letter of intent.

Between June 2 and June 11, 2021, the Initial Special Committee and representatives of Nomura engaged in several calls with Blackstone and Ackrell Capital to discuss a potential business combination between Blackstone and Ackrell, discuss potential transaction structures, negotiate term sheets, discuss process timeline and answer initial due diligence questions posed by representatives of Ackrell, including the timing for Blackstone to obtain any required PCAOB-audited financial statements. Publicly-available research reports and research analysts’ views on Blackstone’s public comparable companies in the consumer enthusiast sector, including, but not limited to, Yeti Holdings and Thule Group AB, were also reviewed and discussed. The Initial Special Committee and representatives of Nomura held calls and exchanged emails to discuss the terms of a non-binding letter of intent and the Initial Special Committee instructed Nomura to draft and send a non-binding letter of intent on the terms discussed with the Initial Special Committee.

On June 11, 2021, representatives of Nomura, on behalf of the Initial Special Committee, sent representatives of Ackrell Capital, on behalf of Blackstone, a non-binding letter of intent regarding a potential business combination transaction with Ackrell. The initial non-binding letter of intent provided for (among other things): (i) a pre-money equity value of Blackstone equal to $818 million and a fully-distributed post-money equity valuation of $975 million; (ii) a $150 million private placement of Ackrell’s common stock; (iii) a 180-day post-closing lock-up restriction on Sponsor and the equityholders of Blackstone; (iv) that the consideration in the transaction would be all shares of common stock of the publicly traded company following the business combination; provided, that Ackrell would be willing to pay cash consideration in the business combination transaction pursuant to a secondary sale by certain equityholders of Blackstone so long as at least $50 million remained on the balance sheet of the combined company following the closing (after payment of transaction expenses of the parties); (v) that Blackstone would be responsible for paying the reasonable costs and expenses of Ackrell incurred in connection with any extension of the deadline by when Ackrell needs to complete its initial business combination transaction pursuant to its organizational documents if the delay in closing is primarily as a result of Blackstone not having available the requisite audited financial statements to be included in a Form S-4 registration statement (the “Extension Obligations”); (vi) a minimum cash condition of $150 million; and (vii) a mutual exclusivity period of 45 days (with an automatic extension of 15 days if the parties are mutually working together to finalize the transaction substantially on the terms set forth in the non-binding letter of intent).

Between June 11 and July 9, 2021, representatives of Nomura, on behalf of the Initial Special Committee, and representatives of Ackrell Capital, on behalf of Blackstone, discussed the terms of the non-binding letter of intent.

On July 9, 2021, representatives of Ackrell Capital, on behalf of Blackstone sent to representatives of Nomura, on behalf of the Initial Special Committee, a revised draft of the non-binding letter of intent, which stated (among other things) (i) that Blackstone would incur $100 million of debt, the purpose of which would be for Blackstone to redeem a portion of the ownership interest held by Cowell in Blackstone (subject to and in accordance with the terms therein); (ii) that in connection with the consummation of the business combination between Ackrell and Blackstone, Cowell would receive $150 million in cash in connection with the consummation of the business combination (in addition to the $100 million for the redemption contemplated by clause (i) immediately above) and the remainder of the consideration payable to Cowell and Dahle in the business combination transaction would be shares of common stock of the publicly traded company following the business combination; (iii) that the pre-money equity value of Blackstone is equal to $718 million (taking into account the $100 million of debt) and a fully-distributed post-money equity valuation of $899 million; (iv) that Blackstone would agree to the Extension Obligations; (v) removed the $150 million minimum cash condition; and (vi) that the automatic 15 day extension of the mutual exclusivity obligation would only be triggered upon the mutual consent of Blackstone and Ackrell.

On July 9, 2021, Ackrell Board held a virtual meeting, which was attended by Messrs. Roth, Cannon and Long. Messrs. Lamkin and Sheehan informed the Ackrell Board that a revised letter of intent had been received from Blackstone and discussed the terms of that letter, and informed the Ackrell Board that the Initial Special Committee was inclined to recommend that Ackrell further evaluate and consider a potential business combination with Blackstone. After the meeting, as discussed above, the Initial Special Committee and Mr. Ackrell contacted EGS to describe the status of their efforts to find a business combination target, and the Initial Special Committee requested that EGS take over representation of the Initial Special Committee due to OMM’s pre-existing relationship with Blackstone. On July 10, 2021, EGS agreed to represent the Initial Special Committee.

On July 11, 2021, the Initial Special Committee held a virtual meeting, which was attended by representatives of Nomura and EGS. The Initial Special Committee discussed the proposed business combination opportunity with

Blackstone and the revised letter of intent delivered by representatives of Ackrell Capital to representatives of Nomura on July 9, 2021, including their considerations regarding the $150 million cash consideration requirement and the $100 million leveraged financing component. Following such discussion, the Initial Special Committee indicated that it viewed Blackstone as a high quality company with a strong Chief Executive Officer, and that they believed that Blackstone was capable of meeting its projections and capitalizing on its business plan, and that the valuation was reasonable when reviewing comparable public companies. The Initial Special Committee approved the letter of intent with Blackstone and recommended to the Ackrell Board that they approve the letter of intent with Blackstone

On July 12, 2021, the Ackrell Board held a virtual meeting which was attended by certain Ackrell officers and representatives of EGS. The Ackrell Board discussed the Initial Special Committee’s current preference for the Blackstone transaction. The Board again discussed the Ackrell Capital Relationship. Mr. Soqui requested to receive additional information on Blackstone and the proposed transaction with Blackstone, including detailed projections

On July 13, 2021, Nomura presented an overview of a potential business combination transaction with Blackstone to certain members of the Ackrell Board. Mr. Ackrell recused himself from the discussion. As part of the SPAC transaction structure discussion, Nomura discussed the expectation of raising approximately $150 million in a private placement (“PIPE”) in connection with the proposed business combination with Blackstone. Next steps following execution of a letter of intent and a process timeline were also discussed. A questions and answers session was then held.

On July 14, 2021, the Ackrell Board held a virtual meeting, which was attended by certain Ackrell officers and representatives of EGS. The Ackrell Board further discussed the Initial Special Committee’s inclination for pursing a potential business combination transaction with Blackstone and not Company B, even after receiving the updated financial projections from Company B, and Messrs. Lamkin and Sheehan stated that the additional discussions did not change their viewpoints, as described above, that they had less comfort with Company B meeting its projections and capitalizing on its business plans than they did with Blackstone.

Also on July 14, 2021, OMM formally resigned as counsel to the Initial Special Committee. OMM had previously recused themselves with respect to their representation of the Initial Special Committee in connection with the potential business combination transaction with Blackstone and, after it was disclosed to OMM that the Initial Special Committee was considering Blackstone as a potential business combination target (which occurred on or around June 14, 2021), OMM did not participate in any Initial Special Committee meetings. OMM acted as M&A counsel to Blackstone with respect to the consideration and evaluation of potential strategic alternative transactions starting in December 2019 and, with the requisite permissions of the relevant parties, began formally representing Blackstone in connection with the potential business combination transaction with Ackrell on July 15, 2021.

On July 15, 2021, the Initial Special Committee held a conference call. Based on the reasons previously described above, the Initial Special Committee determined that it was in the best interests of the Company and its stockholders to not submit a letter of intent to Company B regarding a potential business combination transaction with Ackrell and determined to recommend to the Ackrell Board that Ackrell execute and deliver the proposed letter of intent with Blackstone and pursue a potential business combination with Blackstone.

On July 16, 2021, Ackrell held a virtual board meeting which included certain Ackrell officers and representatives of EGS. The Ackrell Board again discussed the Initial Special Committee’s decision to reject Company B as a target for a business combination and recommend to the Ackrell Board that Ackrell execute and deliver the proposed letter of intent with Blackstone, and the Ackrell Board, upon acknowledging the Initial Special Committee’s decision to reject Company B as a target for a business combination, disbanded the Initial Special Committee and discussed forming a new special committee to evaluate, negotiate and approve a potential business combination transaction with Blackstone.

On July 19, 2021, the Ackrell Board held a virtual meeting, which was attended by certain Ackrell officers and representatives of EGS. The Ackrell Board discussed the Ackrell Capital Relationship and whether to create a new special committee of independent directors. The Ackrell Board approved the formation of a new special committee of the board (the “Blackstone Special Committee”), consisting solely of Messrs. Lamkin and Sheehan, as directors determined by the Ackrell Board to be independent from Blackstone, to (a) evaluate and negotiate the terms and conditions of a potential transaction with Blackstone, as well as any other potential business combination transactions while such potential transaction with Blackstone was being considered by Ackrell, (b) approve or reject any such transaction with Blackstone or alternative business combination transaction with another potential target company (or proposals or definitive agreements with respect to any such transactions) or recommend to the Ackrell Board for its approval any such proposals or definitive agreements, (c) enter into a potential non-binding letter of intent and other agreements relating to the potential transaction with Blackstone (or other alternative transaction), including engagement letters with advisors with respect thereto, but excluding a definitive agreement with respect to the proposed Blackstone transaction or alternative business combination transaction, which required the approval of the Ackrell Board, and (d) otherwise manage the process of a potential business combination transaction with Blackstone or any alternative business combination transaction target company while such potential transaction with Blackstone was being considered by Ackrell. In addition, the Ackrell Board would not approve (or recommend to the Ackrell stockholders) any transaction with Blackstone or alternative business combination transaction with another potential target company that had not received a prior favorable recommendation from the Blackstone Special Committee. Any reference in this proxy statement/prospectus to the “Special Committee” on or prior to July 16, 2021 will mean the Initial Special Committee and from and after July 19, 2021 will mean the Blackstone Special Committee.

On July 19, 2021, the Blackstone Special Committee held a virtual meeting, which was attended by Mr. Cannon and representatives of EGS. The Blackstone Special Committee reviewed the proposed non-binding letter of intent with Blackstone that was received on July 9, 2021, which set forth the transaction structure, valuation, transaction consideration, sources and uses, pro forma ownership, governance, management and employment matters, closing conditions, post-closing recourse, due diligence requirements, a process timeline and an exclusivity agreement. The Blackstone Special Committee approved such letter of intent and authorized Ackrell management to execute such letter of intent on behalf of Ackrell.

Later on July 19, 2021, Blackstone, Cowell and Ackrell mutually executed the non-binding letter of intent.

On July 21, 2021, Blackstone hosted a management presentation at its headquarters in Logan, Utah in which participants attended both in person and virtually. Participants included Messrs. Lamkin and Sheehan of the Blackstone Special Committee and representatives from Ackrell, Nomura and Ackrell Capital. During the presentation, Messrs. Dahle and Bowman and Scott Stevenson, Blackstone’s Vice President of Marketing described Blackstone’s operations, products and relevant industry trends, in addition to giving an overview of the business plan. The presentation was followed by a questions and answers session. In-person participants in the meeting also received a site tour of Blackstone’s headquarters and warehouse facilities. On the same day, Ackrell Capital provided representatives of the Blackstone Special Committee, Ackrell, Nomura and EGS with access to a virtual data room containing certain detailed business, financial and legal materials of Blackstone.

On July 26, 2021, Ackrell executed an engagement letter with EGS for EGS to represent the Blackstone Special Committee as M&A counsel for the proposed transaction.

From July 2021 until December 22, 2021 (the date on which the Business Combination Agreement was signed), various representatives of each of the Blackstone Special Committee, Ackrell, Barclays and EGS conducted business, operational, financial, legal, tax and regulatory due diligence of Blackstone through document review and numerous virtual and telephonic conferences with representatives of Blackstone and other relevant parties. During this period, the virtual data room was periodically updated. In addition, the Blackstone Special Committee, Ackrell and its advisors held regularly scheduled weekly calls with Blackstone and its advisors. The Blackstone Special Committee also held numerous unscheduled and regularly scheduled weekly calls with its advisors.

On August 2, 2021, the Blackstone Special Committee and Ackrell hired Jonathan Leong as a consultant to represent Ackrell at PIPE investor meetings and to aid the Blackstone Special Committee with respect to the Blackstone transaction, including assisting with the due diligence process.

On August 4, 2021, Barclays, a potential co-placement agent with Nomura on the PIPE and capital markets advisor to the Blackstone Special Committee, signed a non-disclosure agreement with Blackstone.

On August 4, 2021, a telephonic call with Burshek was held with the Blackstone Special Committee, representatives of Ackrell and Nomura, to discuss Burshek’s reports on Blackstone and the griddle market.

On August 6, 2021, Messrs. Dahle, Bowman and Stevenson described Blackstone’s operations, products and relevant industry trends, in addition to giving an overview of the business plan, in a virtual meeting with Barclays. Attendees also included representatives of the Blackstone Special Committee, Ackrell and Nomura.

On August 19, 2021, the Blackstone Special Committee, representatives of Ackrell and Nomura held a telephonic call with Messrs. Dahle, Stevenson and Bowman of Blackstone, representatives of Ackrell Capital, and Scrubbed, a financial services provider to Blackstone, to discuss the company’s financial forecasts and forecasting methodology. Another telephonic call was held on August 25, 2021, with the same participants to further discuss Blackstone’s financial model and address questions about the assumptions underlying the projected financial information.

Between July 29 and August 26, 2021, representatives of the Blackstone Special Committee, Ackrell, Nomura, Barclays and ICR, Blackstone’s investor relations firm, held several virtual and telephonic meetings with representatives of Blackstone and Ackrell Capital to discuss, review and modify the PIPE presentation. During these meetings, due diligence questions were also asked and answered with regards to Blackstone’s business, operations, growth strategy and historical and projected financials.

On September 9, 2021, the Blackstone Special Committee and Ackrell signed an engagement letter with Nomura and Barclays in which Nomura and Barclays agreed to act as exclusive capital markets advisors to the Blackstone Special Committee in connection with the proposed Business Combination and exclusive joint placement agents in connection with the PIPE.

On September 21, 2021, Nomura and Barclays, in their capacity as placement agents, formally launched the marketing process related to the PIPE Investment. Nomura and Barclays scheduled more than 40 PIPE investor meetings which were conducted by representatives of Blackstone and the Blackstone Special Committee, along with representatives from Nomura and/or Barclays, with prospective PIPE Investors from September 21, 2021 through December 21, 2021.

On September 3, 2021, a telephonic call was held with Jones Simkins, Blackstone’s historical auditor, to review Blackstone’s historical accounting and tax information. Representatives from Blackstone, Ackrell Capital, the Blackstone Special Committee, Ackrell, and Nomura and Barclays, in their capacity as placement agents, and Sidley Austin LLP (“Sidley”), counsel to Nomura and Barclays, were in attendance.

On September 3, 2021, a telephonic call was held with Marcum LLP, Blackstone’s PCAOB auditor, to review Blackstone’s accounting, PCAOB audit, controls and tax information. Representatives from Blackstone, Ackrell Capital, the Blackstone Special Committee, Ackrell, and Nomura and Barclays, in their capacity as placement agents, and Sidley were in attendance.

On September 3, 2021, a telephonic call was held to discuss Blackstone’s legal and regulatory matters as well as other topics. Representatives from Blackstone, Ackrell Capital, the Blackstone Special Committee, Ackrell, and Nomura and Barclays, in their capacity as placement agents, and EGS, OMM and Sidley were in attendance.

On September 4, 2021, Ackrell and Duff & Phelps, A Kroll Business Operating as Kroll, LLC, signed a non-disclosure agreement with regards to the engagement of Duff & Phelps to provide a fairness opinion to the Blackstone Special Committee as to whether the consideration to be paid by Ackrell in the initial business combination with Blackstone was fair to Ackrell’s stockholders from a financial point of view. On October 19, 2021, Duff & Phelps was formally engaged by the Blackstone Special Committee to provide a fairness opinion and signed an engagement letter. In the two years prior to this engagement, neither Ackrell nor Blackstone had a relationship with Duff & Phelps, for which Duff & Phelps received compensation. Between October 2021 and December 19, 2021, when Duff & Phelps delivered its fairness opinion, Duff & Phelps had access to Blackstone management, relevant financial, tax and other information in a virtual data room, as well as Nomura and EGS for purposes of its financial analyses of Blackstone and the proposed Business Combination.

On October 15, 2021, Nomura received Blackstone’s unaudited results through September 2021.

During the period commencing August 12, 2021 and continuing until shortly before the execution and delivery of the Business Combination Agreement on December 22, 2021, Ackrell (through the Blackstone Special Committee) and Blackstone engaged in a process of negotiating, drafting, revising and finalizing the forms of the Business Combination Agreement and the various agreements, exhibits, schedules and other documents ancillary thereto. This process was primarily conducted through the parties’ respective counsels, OMM and EGS. In the course of this process, numerous successive drafts of the Business Combination Agreement and ancillary documents were prepared and exchanged between the parties. Various conference calls between the counsels, and related consultations between the parties and their respective counsels, in furtherance of this process took place throughout the aforementioned period. Among the significant issues negotiated were the scope and lookback periods for Blackstone’s representations and warranties in the Business Combination Agreement, the outside date for the closing of the Business Combination, funding for Ackrell’s extension of its deadline to consummate its initial business combination and the timeframe for delivery of audited financial statements by Blackstone.

Beginning on October 29, 2021, Nomura and Barclays, in their capacity as placement agents, engaged in discussions with prospective PIPE Investors about the terms of, and possible commitments to, the PIPE Investment. Among the terms discussed with prospective PIPE Investors were the valuation of Blackstone, the structure and certain terms of the proposed business combination, the use of proceeds and the treatment of Founder Shares of Ackrell in connection with the proposed business combination. As a result of these discussions, taking into account feedback from prospective PIPE investors and market conditions at the time, the structure of the $150 million PIPE was changed from all common stock PIPE to be $100 million convertible debt and $50 million common stock PIPE. OMM and EGS, together with guidance from Blackstone, the Blackstone Special Committee and the placement agents, prepared an initial subscription agreement that was sent to PIPE investors on November 18, 2021, and revised based on revised terms sheets in early December 2021.

On December 13, 2021, Ackrell and Blackstone entered into an engagement letter with FS Global Credit Opportunities Fund (“FS”), the lead investor in the PIPE, which was subsequently amended on December 22, 2021 to further clarify certain of the terms therein, pursuant to which Ackrell agreed to engage FS to consult regarding the terms of the $111 million convertible notes, and agreed to pay FS a fee of $1,750,000 at the closing of any business combination, merger or other consolidation between Ackrell and Blackstone or their respective affiliates (regardless of whether the transaction structure of the business combination has changed, the Business Combination Agreement has been amended, waived or terminated, the transactions under the subscription agreement with FS or the other subscription agreements have been consummated or if FS is involved in such transaction), so long as FS purchased at least $50 million in convertible notes if requested by Ackrell, without material change to the structure and terms of the convertible notes or the transactions and subject to certain other conditions. The engagement letter also provided a right of first refusal to FS on certain debt refinancings by Ackrell or Blackstone, as well as reimbursement of all reasonable and documented out-of-pocket costs and expenses for the legal fees and expenses of FS’ counsel incurred by FS in connection with the convertible notes.

From December 15, 2021 through December 22, 2021, Blackstone, the Blackstone Special Committee, the placement agents and their respective advisors negotiated the final terms of the subscription agreement and other PIPE documents with FS and its counsel and with the other PIPE investors. Among the significant issues negotiated to the PIPE investors in the common stock PIPE (the negotiations taking place with such PIPE investors in the common stock PIPE) were the additional make whole provisions provided by Ackrell’s sponsor as well as the equityholders of Blackstone, the $40 million minimum cash closing condition in the subscription agreement and a related closing condition that NewCo receive at least $30,667,000 in cash proceeds from equity financings pursuant to subscription agreements, a closing condition that the Business Combination Agreement closing conditions be met without waiver by Blackstone, Ackrell or NewCo, the provision of certain opinions of counsel, penalties for failing to meet the resale registration statement requirements, the addition of certain forward purchase agreement provisions, additional closing conditions limiting cash distributions by Blackstone, Ackrell and NewCo, limiting additional indebtedness incurred by NewCo, Blackstone and Ackrell, imposing interim covenants for Blackstone, Ackrell and NewCo between signing and closing, and requiring certain financial performance metrics for Blackstone for the quarter ended March 31, 2022.

On November 12, 2021, Nomura received Blackstone’s unaudited results through October 2021.

On December 9, 2021, a telephonic call was held with representatives of Walmart and representatives of Nomura, the Blackstone Special Committee and Ackrell to discuss Walmart’s customer relationship with Blackstone.

On December 15, 2021, a telephonic call was held with representatives of Ace Hardware and representatives of Nomura, the Blackstone Special Committee and Ackrell to discuss Ace Hardware’s customer relationship with Blackstone.

During the period from October 14 through December 15, 2021, Blackstone’s core public company comparables saw their stock prices decline. The stock price of Traeger Inc. (NYSE: COOK) fell by 39% and the stock price of Weber Inc. (NYSE: WEBR) fell by 36% over this period with both companies reporting positive demand profiles but challenging supply chain conditions. Over this period, Blackstone’s operational results continued to be strong, and on December 5, 2021, a revised increased budget for fiscal year 2021 and fiscal year 2022 was shared with the potential PIPE Investors.

On December 4, 2021, Nomura received Blackstone’s unaudited results through November 2021.

On December 15, 2021, the Blackstone Special Committee held a virtual meeting, at which representatives of EGS, Nomura and Duff & Phelps were present. At the request of the Blackstone Special Committee, representatives of Duff & Phelps reviewed a draft of its fairness opinion and its preliminary financial analyses with respect to Blackstone and the proposed transaction.

Following the meeting of the Blackstone Special Committee, on the same day, Ackrell held a virtual board meeting in which representatives from Ackrell, Nomura and EGS also participated. During the board meeting, the Blackstone Special Committee updated the Board regarding the fairness opinion to be rendered by Duff & Phelps to the Special Committee and Nomura, in its capacity as placement agent, updated the Board on the PIPE process, including timing on signing of Subscription Agreements, a transaction press release and the release of an 8-K filing. The Board also voted and approved Ackrell accepting a $1.38 million loan from the Sponsor, which received the funds under a third-party loan from Blackstone, to extend the period of time it has to consummate its initial business combination by three months from December 23, 2021 to March 23, 2022.

On December 16, 2021, a telephonic call was held with representatives of Cowell, Blackstone’s major manufacturing supplier, and representatives of Nomura, the Blackstone Special Committee and Ackrell to discuss Cowell’s manufacturing supply relationship with Blackstone.

On December 20, 2021, the Blackstone Special Committee held a virtual meeting with representatives of Nomura and EGS to review the latest process update, make recommendations on the transaction and discuss protocols for the Board meeting scheduled for the following day to vote on the Business Combination Agreement. At the request of the Blackstone Special Committee, on December 19, 2021 in advance of the meeting, Duff & Phelps delivered its financial analyses with respect to Blackstone and the proposed transaction, as well as Duff & Phelps’ written opinion addressed to the Blackstone Special Committee and dated December 19, 2021 as to the fairness, from a financial point of view, to Ackrell of the aggregate consideration to be issued and paid by Ackrell and Newco in the transaction pursuant to the Business Combination Agreement. EGS provided a general description of the key deal documents and key deal terms, and agreed to answer any question from the Blackstone Special Committee. EGS did not give a formal presentation on fiduciary duties generally. It was noted that at the time of the meeting, the proposed PIPE investment contemplated (A) a convertible debt component of up to $105 million and (B) a common stock component of up to $50 million (but likely in the approximate range of $30 million). At the Blackstone Special Committee meeting, the Blackstone Special Committee (a) approved (i) the Business Combination Agreement, the related ancillary documents, the subscription agreements and related financing documents, and (ii) the transactions contemplated thereby and the performance by Ackrell of its obligations thereunder, and (b) recommended that the Ackrell Board approve the same.

On December 21, 2021, the Ackrell Board held a virtual meeting. Representatives from Ackrell, Nomura and EGS participated, as well as a representative of Ashby & Geddes, special Delaware counsel to the Blackstone Special Committee. The agenda included: (i) an update on transaction timing and the PIPE process (including the updates to the anticipated composition and size of the PIPE investment noted by the Blackstone Special Committee at its meeting the previous day); (ii) an overview of the transaction process; (iii) an update on legal documents; (iv) a refresher presentation by Ashby & Geddes on fiduciary duties of directors of Delaware corporations when considering whether to authorize a potential business combination transaction; and (v) a recommendation in favor of the Business Combination Agreement by the Blackstone Special Committee and Board vote. The Board discussed the details of the proposed transaction with Blackstone. The Board noted and considered the Ackrell Capital Relationship and the fee that Ackrell Capital would be entitled to receive in connection with the Blackstone transaction, Mr. Ackrell then recused himself from the meeting, and the remaining Board members deliberated the merits of the proposed Blackstone transaction and voted unanimously in favor of (i) the Business Combination Agreement, the related ancillary documents, the subscription agreements and related financing documents; and (ii) the transactions contemplated thereby and the performance by Ackrell of its obligations thereunder.

On December 22, 2021, the Blackstone Special Committee considered and executed a unanimous written consent in lieu of meeting approving, and recommending that the Ackrell Board approve, a proposed increase in the contemplated aggregate size of the PIPE, including the sale and issuance of up to approximately $35 million in units consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share, for a purchase price of $10.00 per unit, and up to approximately $115 million of convertible notes (the “Modified PIPE Proposal”) to occur immediately prior to or simultaneously with the closing of the Business Combination Agreement.

On December 22, 2021, the Ackrell Board considered and executed a unanimous written consent in lieu of meeting authorizing and approving the Modified PIPE Proposal.

On December 22, 2021, the PIPE Investors entered into the Subscription Agreements committing to participate in the PIPE Investment (subject to the terms and conditions contained therein). On the evening of December 22, 2021, the parties executed the Business Combination Agreement and the applicable Ancillary Agreements, and Ackrell and Blackstone issued a press release announcing the transaction prior to the commencement of trading on Nasdaq on December 23, 2021.

Ackrell Board’s Reasons for the Approval of the Business Combination

The Special Committee and Ackrell Board, in evaluating the Business Combination, consulted with Ackrell’s management and its financial and legal advisors. In reaching its resolution (i) that the Business Combination Agreement and the transactions contemplated thereby are advisable and in the best interests of Ackrell and (ii) to recommend that the Ackrell stockholders adopt the Business Combination Agreement and approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, the Special Committee and Ackrell Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Special Committee and Ackrell Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Special Committee and Ackrell Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Ackrell Board’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Ackrell Board considered several factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following material factors:

Large, Growing and Global Industry

The outdoor cooking industry is large, growing and global – and is being increasingly disrupted by innovative products, technologies and cooking styles. The outdoor cooking industry has predominantly been comprised of slower growing, legacy product segments, such as gas and charcoal grills, and faster growing, more innovative product segments, such as pellet smokers and griddles. Based on a survey conducted by Burshek, the griddle market is expected to be the fastest growing segment of the outdoor cooking industry in the United States with the market share of griddles expected to double from 8% in 2019 to 16% in 2023.

Blackstone’s Pioneering Brand and Market Leader Position Driven by First-Mover Advantage and Product Innovation

Blackstone introduced the griddle method of outdoor cooking to consumers and its products pioneered griddle cooking and feature innovative and patented designs, including the rear grease management system, which Blackstone believes provides a significant intellectual property advantage. Blackstone has sold more than 6.7 million griddles in the United States since 2016 and, according to Burshek, currently has 80% of the U.S. griddle market share. Blackstone holds 28 U.S. issued patents and has 30 U.S. patent applications pending, which it believes are the most in the griddle category. Blackstone expects to continue to drive innovation in the griddle category, launch new products, add additional features to its existing products and expand into ancillary areas of the home cooking market.

Blackstone’s Long-Standing and Strong Relationships with Key Retailers

Blackstone has strong relationships with the leading retailers in the outdoor cooking market and with category leaders in the independent and club retail channel and in the specialist retail channel. Blackstone has long-standing relationships with many of its customers, as more than 85% of Blackstone’s net revenue in 2020 was derived from customers with which Blackstone has had a relationship for five or more years. In addition to expanding the number of its customers, Blackstone has increased its presence with existing customers.

Blackstone’s Committed and Experienced Management Team

Blackstone is led by an experienced management team that has deep industry relationships and experience in sales and marketing, product development and supply chain management. Based on his extensive experience in product sales, Mr. Dahle, Blackstone’s founder and CEO, identified the market opportunity for a high-quality griddle and had the vision to launch the original 36” Blackstone Griddle in 2008. Post-closing of the proposed Business Combination, Mr. Dahle will be the largest stockholder of the combined company (assuming the vesting in full of the Assumed RSUs) and has agreed to lock up his equity stake for a period of time following the consummation of the Business Combination.

Blackstone’s Growth Prospects

Blackstone’s growth prospects are multi-faceted and include, but are not limited to, the opportunity to increase market penetration, expand internationally, introduce new products, grow recurring revenue and increase direct-to-consumer sales.

Due Diligence

Due diligence examinations of Blackstone and discussions with Blackstone’s management team and Ackrell’s financial and legal advisors concerning Ackrell’s due diligence examination of Blackstone.

Blackstone’s Financial Condition

The Ackrell Board considered factors such as Blackstone’s historical financial results, balance sheet items and outlook, including its current prospects for growth if Blackstone achieves its business plan. The Ackrell Board also considered how Blackstone’s financial metrics compared to publicly-traded companies in the outdoor cooking industry. In reviewing these factors, the Ackrell Board noted that Blackstone is well positioned to gain domestic market share in the outdoor cooking industry and expand its international footprint while continuing to improve its margins.

Fairness Opinion

The Ackrell Board obtained considered the fact that the Blackstone Special Committee received an opinion from Duff & Phelps to the effect that, as of the date of such opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the aggregate consideration to be issued and paid by Ackrell and Newco in the transaction, was fair to Ackrell, from a financial point of view.

PIPE Investment

Third-party investor interest in the PIPE Investment served as validation of the valuation and opportunity represented by a transaction with Blackstone.

Other Alternatives

The Ackrell Board believes, after a thorough review of other business combination opportunities reasonably available to Ackrell, that the proposed Business Combination represents the best potential business combination for Ackrell and the most attractive opportunity based upon the process utilized to evaluate and assess other potential acquisition targets.

The Ackrell Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination including, but not limited to, the following:

Macroeconomic Risks

Macroeconomic uncertainty, including the continuing impact of the COVID-19 pandemic and international supply chain constraints, and the effects it could have on Blackstone financial performance post-Closing.

Business Plan and Projections May Not Be Achieved

The risk that Blackstone may not be able to execute on its business plan, and realize the financial performance as set forth in the financial projections described below under “—Certain Unaudited Projected Financial Information”, in each case, presented to Ackrell’s management team and the Ackrell Board.

Redemption Risk

The potential that a significant number of Ackrell’s stockholders elect to redeem their public subunits prior to the consummation of the Business Combination and pursuant to the Ackrell Charter, which would potentially make the Business Combination more difficult or impossible to complete.

Stockholder Vote

The risk that Ackrell’s stockholders may fail to provide the votes necessary to effect the Business Combination.

Closing Conditions

The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Ackrell’s control.

Litigation

The possibility of litigation challenging the Business Combination or that an adverse judgment granting injunctive relief could indefinitely enjoin consummation of the Business Combination or otherwise result in Ackrell being unable to effect a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months).

Listing Risks

The challenges associated with preparing Blackstone, a private entity, for the applicable disclosure and listing requirements to which Blackstone will be subject as a publicly traded company on Nasdaq.

Benefits May Not Be Achieved

The risks that the potential benefits of the Business Combination may not be achieved or may not be achieved within the expected timeframe.

Liquidation of Ackrell

The risks and costs to Ackrell if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Ackrell being unable to effect a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months).

Growth Initiatives May Not be Achieved

The risk that Blackstone’s growth initiatives may not be fully achieved or may not be achieved within the expected timeframe.

Board and Independent Committees

The risk that Blackstone’s board of directors post-Closing and independent committees do not possess adequate skills set within the context of Blackstone operating as a public company.

Ackrell Stockholders Receiving a Minority Position in Blackstone

The risk that Ackrell stockholders will hold a minority position in the combined company.

Other Risks Factors

Various other risk factors associated with the business of Blackstone, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The above discussion of the material factors considered by the Special Committee and Ackrell Board is not intended to be exhaustive but does set forth the principal factors considered by the Special Committee and Ackrell Board. The Ackrell Board concluded that the potential benefits that it expected Ackrell and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Ackrell Board determined that the Business Combination Agreement and the Business Combination and other transactions contemplated therein were advisable, fair to and in the best interests of Ackrell and its stockholders.

Certain Unaudited Projected Financial Information

In connection with the Ackrell Board’s evaluation of the Business Combination, Blackstone’s management provided to Ackrell and the Blackstone Special Committee Blackstone’s internally prepared financial forecasts for fiscal years ending December 31, 2021 through 2024 (the “Forecasts”). The Forecasts were prepared as of December 4, 2021 by Blackstone management. The summary information from the Forecasts is included in the table below because such information was considered by the Special Committee and the Ackrell Board for purposes of evaluating the Business Combination and by, and at the direction of the Blackstone Special Committee, was used and relied upon Duff & Phelps for purposes of its financial analyses and opinion to the Blackstone Special Committee. Inclusion of summary information regarding the financial forecasts in this proxy statement/prospectus is not intended to influence your decision whether to vote for the Proposals.

Blackstone’s management relied on numerous assumptions to derive the Forecasts described below, including conversations with retailers, receipt and timing of purchase orders, market size, market penetration, pricing and cost structure, and new product pipeline, among others. The projections are subject to inherent uncertainty since they are based on assumptions about events that may occur in the future, many of which are beyond Ackrell’s and Blackstone’s control, instead of historical operating results. In addition, long-term financial projections are subject to increased uncertainty and risk that they will not be achieved. None of the Forecasts should be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward complying with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants or GAAP for the preparation and presentation of prospective financial information, but, in the view of Blackstone’s management, was prepared on a reasonable basis.

However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this document are cautioned not to place undue reliance on the prospective financial information. The unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. The combined company will not refer back to this unaudited prospective financial information in future periodic reports filed under the Exchange Act.

There can be no assurance that the Forecasts will be realized or that actual results will not be significantly higher or lower than projected. Since the Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. These Forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Certain of the measures included in the projected financial information are non-GAAP financial measures, including Adjusted EBITDA, adjusted EBITDA margin and free cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Blackstone are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

Adjusted EBITDA in the Forecasts is defined as net income (loss) adjusted to exclude net interest expense, provision for income taxes, depreciation and amortization, business transformation fees, stock-based compensation expenses and non-operating (income)/expenses. Business transformation fees include costs associated with the Business Combination, such as accounting, auditing, legal, financial advisory and investor and public relations activities. Non-operating (income)/expenses include gains (losses) on disposal of property, plant and equipment and other miscellaneous (income) expenses. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of net revenue. Adjusted EBITDA and adjusted EBITDA margin should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss).

Free cash flow is defined as adjusted EBITDA less capital expenditures.

A summary of the financial forecast information regarding Blackstone’s anticipated future operations for fiscal years ending December 31, 2021 through 2024 is set forth below.

(in thousands, except percentages)	Budget 2021	Projected 2022	Projected 2023	Projected 2024
Adjusted Income Statement
Net Revenue	$457,987	$607,712	$838,661	$1,168,444
Growth (%)	56.4%	32.7%	38.0%	39.3%
Cost of Goods Sold	$(365,776)	$(475,565)	$(631,121)	$(861,391)
Gross Profit	$92,921	$132,146	$207,540	$307,053
Gross Profit margin (%)	20.1%	21.7%	24.7%	26.3%
Operating Expenses	$(37,184)	$(61,023)	$(88,767)	$(126,612)
Operating Profit	$55,027	$71,123	$118,773	$180,442
Adjusted EBITDA	$58,206	$81,072	$131,283	$195,704
Adjusted EBITDA margin (%)	12.7%	13.3%	15.7%	16.7%
Capital Expenditures	$(5,573)	$(23,280)	$(35,257)	$(14,541)
Free Cash Flow	$52,633	$57,792	$96,027	$181,163

The Forecasts included in this proxy statement/prospectus have been prepared by, and is the responsibility of, Blackstone’s management. The Forecasts have not been audited. Neither the independent registered public accounting firms of Ackrell nor Blackstone has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying Forecasts and, accordingly, neither of them have expressed an opinion or any other form of assurance with respect thereto.

The Forecasts are included in this proxy statement/prospectus solely to provide Ackrell stockholders access to information made available in connection with the Ackrell Board’s evaluation of the proposed Business Combination. The report of Marcum LLP included in this proxy statement/prospectus relates to historical financial information of Cowell USA, Blackstone’s parent company. It does not extend to the Forecasts and should not be read as if it does. You are encouraged to review the financial statements of Blackstone included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone” and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus, and to not rely on any single financial measure.

The Forecasts were prepared in good faith by Blackstone’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the Forecasts reflect numerous estimates and assumptions made by Blackstone’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Blackstone’s business, all of which are difficult to predict and many of which are beyond Blackstone’s control. Specifically, the material assumptions and estimates include but are not limited to:

•

continued expansion of the Company’s addressable market as griddles attract new customers to the outdoor cooking industry and continue to take market share from traditional gas, charcoal and pellet grills and other outdoor cooking appliances;

•

increase in net revenue attributable to further penetration of existing retailers driven by increased investment in marketing to further brand awareness and market education, and continued investment in research and development to maintain an industry leading, patent-protected, product portfolio;

•	selected introduction of new products and product categories, supplemented by expansion into new international markets;

•	expansion of gross margin, primarily attributable to favorable product mix and new product introductions, diversification of the supply chain and channel mix shifting towards direct-to-consumer sales;

•

increase in operating expenses driven by international expansion, further investment in marketing, increased spending on research and development for new product development, and the addition of public company expenses; and

•	expectations of a stable competitive environment without significant new entrants or shifts in pricing strategy within the forecast horizons.

The assumptions and estimates underlying the Forecasts are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties set forth under “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements” contained elsewhere in this proxy statement/prospectus.

Neither Ackrell nor Blackstone generally publishes its business plans and strategies or makes external disclosures of its anticipated financial condition or results of operations. Ackrell and Blackstone have not updated, and do not intend to update or otherwise revise, the prospective financial information to reflect circumstances existing since its preparation, including any changes in general economic or industry conditions, or to reflect the occurrence of unanticipated events. Neither Ackrell, Blackstone nor any of their respective representatives or advisers makes any representation to any person with regard to the ultimate performance of Ackrell, Blackstone or the combined company.

Opinion of Financial Advisor to the Special Committee

On October 19, 2021, Ackrell retained Duff & Phelps, A Kroll Business Operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to Ackrell to provide to the Special Committee a fairness opinion in connection with the Business Combination. On December 19, 2021, Duff & Phelps delivered its opinion, dated December 19, 2021 (the “Opinion”), to the Special Committee that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the aggregate consideration to be issued and paid by NewCo and Ackrell in the NAI Contributions and the Dahle Contribution, taken together, after giving effect to the Merger, the NAI Redemption and the Cowell Redemption, was fair to Ackrell, from a financial point of view.

In selecting Duff & Phelps, the Special Committee considered, among other things, the fact that Duff & Phelps is a reputable investment banking firm and a global leader in providing fairness opinions to boards of directors. Duff & Phelps is continuously engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion, which is attached hereto as Annex G and describes the procedures followed, assumptions made, other matters considered and limits of the review undertaken by Duff & Phelps in connection with such Opinion. However, neither the Opinion nor the summary of the Opinion set forth herein constitute a recommendation as to how the Special Committee, the Ackrell Board or any equityholder of Ackrell should vote or act with respect to any matters relating to the Business Combination including, without limitation, whether any holder of Ackrell common stock should redeem their shares of Ackrell common stock, or whether to proceed with the Business Combination or any related transaction.

Duff & Phelps’ Opinion was approved by its opinion review committee. The Opinion was provided to the Special Committee and, at the direction of the Special Committee, the Ackrell Board, for information and assistance in connection with their consideration of the financial terms of the Business Combination.

In connection with its Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable it to render its Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analyses with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

Ackrell’s audited balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders’ equity and cash flows for the same period, included in Ackrell’s Form 10-K filed with the SEC on March 31, 2021;

b.	Ackrell’s unaudited interim financial statements for March 31, 2021 and June 30, 2021 included in Ackrell’s Form 10-Q filed with the SEC on May 24, 2021 and August 23, 2021, respectively;

c.

Audited financial information for Blackstone for the years ended December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020, and unaudited financial information for Blackstone for the eleven (11) months ended November 30, 2021, which Blackstone’s management identified as being the most current financial statements available and on which Duff & Phelps was instructed to rely by Ackrell management;

d.

Capitalization information for NewCo, prepared by Ackrell, pro forma for the Business Combination, provided to Duff & Phelps by management of Ackrell and on which Duff & Phelps was instructed to rely by management of Ackrell;

e.

Other internal documents relating to the history, current operations and probable future outlook of Blackstone, including financial projections for the years ending December 31, 2021 through December 31, 2024, prepared by Blackstone and provided to Duff & Phelps by management of Ackrell (the “Financial Projections”) and on which Duff & Phelps was instructed to rely by the management of Ackrell and by the Special Committee;

f.

A letter dated December 17, 2021 from the management of Ackrell which made certain representations as to historical financial statements, the Financial Projections and the assumptions underlying the Financial Projections for both Ackrell and Blackstone;

g.	The Project Castle Investor Presentation dated October 2021;

h.	A draft of the Business Combination Agreement, dated December 17, 2021;

i.	A draft of the Subscription Agreement, dated December 16, 2021; and

j.	A draft of the Term Sheet for the Convertible Senior Notes due 2027, dated December 17, 2021;

2.	Discussed the information referred to above and the background and other elements of the Business Combination with the management of Ackrell and with the management of Blackstone;

3.	Discussed with management of Blackstone the plans and intentions with respect to the management and operation of Blackstone following the completion of the Business Combination;

4.	Reviewed the historical trading price and trading volume of Ackrell’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain financial and comparative analyses, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its Opinion with respect to the Business Combination, Duff & Phelps, with the Special Committee’s consent:

•

Relied upon the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Ackrell management, and did not independently verify such information;

•

Relied upon the fact that the Special Committee and Ackrell were advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination were duly, validly and timely taken;

•

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions, including the assumption that the PIPE Investment would be completed on or prior to consummation of the Merger;

•

Assumed that information supplied and representations made by Ackrell and Blackstone management regarding Ackrell, Blackstone and the Business Combination were accurate in all respects, except as would not be material to Duff & Phelps’ analyses or Opinion;

•	Assumed that the representations and warranties made in the Business Combination Agreement are accurate in all respects, except as would not be material to Duff & Phelps’ analyses or Opinion;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form would conform in all material respects to the drafts reviewed;

•

Assumed that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of Ackrell or Blackstone since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there was no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•

Assumed that all of the conditions required to implement the Business Combination would be satisfied and that the Business Combination would be completed in accordance with the Business Combination Agreement without any amendments thereto or any waivers of any terms or conditions thereof that would be material to Duff & Phelps’ analyses or Opinion; and

•

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any adverse effect on Ackrell, Blackstone or the contemplated benefits expected to be derived in the Business Combination.

Given Ackrell’s nature as a special purpose acquisition company, for purposes of its Opinion and at the Special Committee’s direction and with the Special Committee’s consent, Duff & Phelps assumed that (i) each share of Ackrell common stock, and each share of NewCo common stock issued as aggregate consideration, has a value of $10.00 per share, with such $10.00 value being based on the sale price of the units sold in Ackrell’s initial public offering, the approximate amount of cash contained in Ackrell’s Trust Account per outstanding share of Ackrell common stock, and with respect to the NewCo common stock issued as aggregate consideration, the exchange ratio of one share of NewCo common stock for one share of Ackrell common stock provided for in the Merger, (ii) 55,767,000 shares of NewCo common stock, in the aggregate, would be issued by NewCo in the Contributions, and (iii) the value of the shares of NewCo common stock included in the aggregate consideration would be equal to $557,700,000, in each case subject to adjustment for the contingent right to receive equity issued by Blackstone to Dahle and assumed by NewCo pursuant to the Business Combination Agreement (as to which adjustment Duff & Phelps express no view or opinion). In addition, with the Special Committee’s consent, Duff & Phelps have evaluated the fairness, from a financial point of view, to Ackrell of the aggregate consideration issued and paid by NewCo and Ackrell in the NAI Contributions and the Dahle Contribution, taken together, as though all of the aggregate consideration was being paid by, and Blackstone was being acquired by, Ackrell.

To the extent that any of the foregoing assumptions or any of the facts on which the Opinion was based prove to be untrue in any material respect, Duff & Phelps’ Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared its Opinion effective as of the date thereof. Its Opinion was necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its Opinion which may come or be brought to the attention of Duff & Phelps after the date thereof.

Duff & Phelps did not evaluate the solvency of Ackrell, Blackstone or any other party to the Business Combination or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of Ackrell or Blackstone or any alternatives to the Business Combination, (ii) negotiate the terms of the Business Combination, and, therefore, Duff & Phelps assumed that such terms were the most beneficial terms, from Ackrell’s perspective, that could, under the circumstances, be negotiated among the parties to the Business Combination Agreement and the Business Combination, or (iii) advise the Special Committee or any other party with respect to alternatives to the Business Combination.

Duff & Phelps did not express any opinion as to the market price or value of NewCo common stock or other securities, Ackrell’s common stock or other securities or Blackstone’s common stock or securities (or anything else) after the announcement or the consummation of the Business Combination. Duff & Phelps’ Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Ackrell’s credit worthiness, as tax advice or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of NewCo’s, Ackrell’s, Blackstone’s or any other party’s officers, directors or employees, or any class of such persons, whether relative to the consideration to be issued and paid by Ackrell and NewCo in the Business Combination pursuant to the Business Combination Agreement or otherwise, or with respect to the fairness of any such compensation.

Duff & Phelps’ Opinion was furnished for the use and benefit of the Special Committee and, at the direction of the Special Committee, the Ackrell Board, in connection with their consideration of the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description thereof in this proxy statement/prospectus and any other filing Ackrell is required to make with the SEC in connection with the Business Combination if such inclusion is required by the applicable law. The Opinion (i) did not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) other than assuming the consummation thereof in accordance with the Business Combination Agreement, did not address the NAI Redemption, the Cowell Redemption or the PIPE Investment; (iii) was not a recommendation as to how the Special Committee, the Board or any equityholder of Ackrell should vote or act with respect to any matters relating to the Business Combination including, without limitation, whether any holder of Ackrell common stock should redeem their shares of Ackrell common stock, or whether to proceed with the Business Combination or any related transaction; and (iv) did not indicate that the aggregate consideration issued and paid by NewCo and Ackrell in the Business Combination pursuant to the Business Combination Agreement was the best possibly attainable by Ackrell under any circumstances; instead, it merely stated whether the aggregate consideration issued and paid by Ackrell and NewCo, taken together, in the Business Combination pursuant to the Business Combination Agreement was within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based.

Except as expressly set forth in its Opinion, Duff & Phelps did not express any view or opinion as to (i) any other term, aspect or implication of (a) the Business Combination (including, without limitation, the form or structure of the Business Combination) or the Business Combination Agreement or (b) any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Business Combination or (ii) the fairness, financial or otherwise, of the Business Combination and/or the Business Combination Agreement to, or of any consideration to be paid to or received by, the holders of any class of securities of Ackrell, NewCo or Blackstone. Duff & Phelps’ Opinion did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of Ackrell or any other party or person). Duff & Phelps also did not address, or express a view with respect to, any acquisition of control or effective control of Ackrell by any equityholder or group of stockholders of NewCo.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its Opinion to Ackrell. This summary is qualified in its entirety by reference to the full text of the Opinion, attached hereto as Annex G. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Financial Analysis Methodologies

Income Approach (Discounted Cash Flow Analysis)

The Income Approach is a valuation technique that provides an estimation of the fair market value of an asset (or business) based on the cash flows that an asset (or business) can be expected to generate over its remaining useful life. The Income Approach begins with an estimation of the annual cash flows a market participant would expect the subject asset (or business) to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value (if any) of the asset (or business) at the end of the discrete projection period to arrive at an estimate of fair market value.

For business valuations, the Income Approach is typically applied through a Discounted Cash Flow (“DCF”) Analysis. Under the DCF analysis, the valuation is based on the present value of estimated future cash flows for the expected life of the asset (or business) discounted at a rate of return that considers the relative risk of achieving those cash flows and the time value of money.

Market Approach (Selected Public Companies Analysis)

The Market Approach is a valuation technique that provides an estimation of fair market value based on market prices in actual transactions and on asking prices for assets (or businesses). The valuation process is a comparison and correlation between the subject asset (or business) and other similar assets (or businesses). Considerations such as time and condition of sale and terms of agreements are analyzed for similar assets and are adjusted to arrive at an estimation of the fair market value of the subject asset (or business).

Due to limited recent relevant M&A transactions, Duff & Phelps relied on the selected public companies in the Market Approach.

Financial Analysis Methodologies Utilized

In applying the Income Approach, Duff & Phelps relied on the Financial Projections, as prepared by Blackstone, provided to Duff & Phelps by the management of Ackrell and on which Duff & Phelps was instructed to rely upon by the management of Ackrell and the Special Committee, as the basis for the DCF analysis.

Duff & Phelps utilized the Market Approach (Selected Public Companies Analysis) to select multiples to NewCo’s estimated 2021 and 2022 Adjusted EBITDA figures and to select a terminal multiple for the DCF analysis, with Adjusted EBITDA defined as earnings before interest, taxes, depreciation and amortization adjusted for certain non-recurring items. Duff & Phelps reviewed the selected public companies’ valuation multiples when selecting its multiples. In making these selections, Duff & Phelps considered NewCo’s size, growth outlook, capital requirements, profit margins and other characteristics relative to the selected public companies.

Income Approach (Discounted Cash Flow Analysis) Summary

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to NewCo for the fiscal years ending December 31, 2021 through December 31, 2024, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a venture rate of return for a company exhibiting characteristics in the “later-stage” venture capital phase as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Financial Projections provided to it, which are described in this registration statement in the section of this proxy statement/prospectus entitled “Background of the Business Combination.”

Duff & Phelps estimated the net present value of all cash flows attributable to NewCo after fiscal year 2024 (the “Terminal Value”) using a terminal Adjusted EBITDA multiple range of 11.0x to 12.0x. Duff & Phelps reviewed selected public companies that it deemed relevant to its analysis to select the terminal Adjusted EBITDA multiple range (as described in further detail in the Market Approach section below). Duff & Phelps used discount rates ranging from 30.0% to 35.0%, reflecting Duff & Phelps’ estimate of the expected return required for an investment in NewCo, to discount the projected free cash flows and the Terminal Value. Duff & Phelps considered a number of factors in determining the discount rate range. Duff & Phelps considered NewCo to be a “later-stage” venture investment taking into account Duff & Phelps experience and professional judgment regarding NewCo’s operational and execution risks. Determination of an appropriate discount rate requires a certain degree of judgment. Duff & Phelps considered a number of factors in determining the discount rate, including: (1) NewCo’s stage in the cycle of management’s business plan, (2) NewCo’s projected financial performance and growth, and (3) the risks facing NewCo in order to achieve the projected results, including execution risk and competitive risks, among others. Duff & Phelps believed that this range of discount rates was consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value range for NewCo of $890 million to $1,080 million.

Market Approach (Selected Public Companies Analysis) Summary

Duff & Phelps analyzed selected public companies for purposes of estimating valuation multiples with which to select (i) multiples to apply to NewCo’s estimated 2021 and 2022 Adjusted EBITDA figures and (ii) a terminal Adjusted EBITDA multiple range for NewCo to utilize in the DCF analysis. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to NewCo. Duff & Phelps does not have access to non-public information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of NewCo and the Business Combination cannot rely solely upon a quantitative review of the selected public companies, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of NewCo. Therefore, the selected public companies analysis is subject to certain limitations.

Selected Public Companies Analysis

Duff & Phelps compared certain financial information of NewCo to corresponding data and ratios from publicly traded companies that were deemed relevant to its analysis, including companies in the outdoor cooking space and other “lifestyle” brands. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The nine companies included in the selected public company analysis were: Breville Group Limited, Fox Factory Holding Corp., Garmin Ltd., The Lovesac Company, Solo Brands, Inc., Thule Group AB, Traeger, Inc., Weber Inc. and YETI Holdings, Inc.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of product, end market, or business model, to that of NewCo.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2021, 2022 and 2023 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to NewCo’s fiscal year ends for which information was available. Data related to NewCo’s EBITDA were adjusted for purposes of this analysis to eliminate non-recurring income (expenses).

Company Information	Revenue Growth
Company Name	3-YR CAGR	LTM	2021	2022	2023
Breville Group Limited	22.1%	24.7%	14.3%	12.1%	14.0%
Fox Factory Holding Corp.	24.1	42.2	41.3	11.4	10.0
Garmin Ltd.	10.3	25.5	18.4	7.9	6.9
The Lovesac Company	46.6	52.4	48.8	27.3	18.5
Solo Brands, Inc.	N/A	N/A	97.0	47.8	23.0
Thule Group AB	10.1	36.5	31.6	4.5	5.3
Traeger, Inc.	N/A	48.2 *	41.2	25.0	24.1
Weber Inc.	13.9	30.0	30.0	7.0	4.2
YETI Holdings, Inc.	19.5	32.6	29.0	16.1	14.1
Mean	21.0%	34.8%	39.1%	17.7%	13.3%

Median	19.5%	32.6%	31.6%	12.1%	14.0%

NewCo	63.3%	62.5%	56.4%	32.7%	38.0%

NewCo (2024 as LTM)		39.3%

Company Information	EBITDA Growth
Company Name	3-YR CAGR	LTM	2021	2022	2023
Breville Group Limited	17.7%	36.0%	9.9%	14.0%	10.9%
Fox Factory Holding Corp.	25.4	60.0	9.9	12.7	18.3
Garmin Ltd.	16.1	31.2	13.9	8.3	10.8
The Lovesac Company	319.3	577.5	15.3	35.0	71.7
Solo Brands, Inc.	N/A	N/A	191.0	24.2	20.3
Thule Group AB	15.2	61.7	42.7	2.3	5.0
Traeger, Inc. (1)	N/A	(5.6)*	-9.0	25.8	59.3
Weber Inc. (1)	10.7	35.5	35.5	8.7	14.6
YETI Holdings, Inc.	43.2	68.5	16.0	18.6	17.4
Mean	63.9%	124.4%	36.1%	16.6%	25.4%

Median	17.7%	60.0%	15.3%	14.0%	17.4%

NewCo	43.3%	56.9%	76.1%	32.2%	66.5%

NewCo (2024 as LTM)		51.1%

(1)	Reflects normalized stock-based compensation expense
*	Calculated as YTD year-over-year growth

EBITDA = Earnings Before Interest, Taxes, Depreciation & Amortization

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

NM = Not meaningful; N/A = Not available

Company Information	EBITDA Margin
Company Name	3-YR CAGR	LTM	2021	2022	2023
Breville Group Limited	13.8%	13.7%	13.2%	13.4%	13.1%
Fox Factory Holding Corp.	18.0	19.9	20.0	20.2	21.8
Garmin Ltd.	27.4	28.8	27.1	27.2	28.2
The Lovesac Company	1.2	10.3	5.7	6.0	8.8
Solo Brands, Inc.	N/A	NM	31.1	26.1	25.6
Thule Group AB	20.3	25.0	24.1	23.5	23.5
Traeger, Inc. (1)	16.6 *	13.2	12.2	12.3	15.8
Weber Inc. (1)	14.8	15.2	15.2	15.4	17.0
YETI Holdings, Inc.	17.7	22.0	20.3	20.8	21.4
Mean	16.2%	18.5%	18.8%	18.3%	19.4%

Median	17.7%	17.5%	20.0%	20.2%	21.4%

NewCo	3.8%	11.9%	12.5%	12.4%	15.0%

NewCo (2024 as LTM)		16.2%

Company Information	EBITDA - CAPEX Margin
Company Name	3-YR CAGR	LTM	2021	2022	2023
Breville Group Limited	13.1%	13.2%	11.4%	11.7%	11.5%
Fox Factory Holding Corp.	12.2	15.7	14.0	15.8	17.5
Garmin Ltd.	23.4	24.1	20.7	22.2	22.9
The Lovesac Company	(3.3)	7.2	2.2	2.7	5.8
Solo Brands, Inc.	N/A	NM	30.7	24.6	23.8
Thule Group AB	18.0	21.1	20.5	19.3	20.1
Traeger, Inc. (1)	14.3 (2)	10.1	7.3	8.2	12.5
Weber Inc. (1)	12.5	12.0	12.0	11.7	14.4
YETI Holdings, Inc.	15.2	18.6	16.2	17.6	18.4
Mean	13.0%	15.2%	15.0%	14.8%	16.3%

Median	13.1%	14.4%	14.0%	15.8%	17.5%

NewCo	6.3%	10.5%	11.2%	8.6%	10.8%

NewCo (2024 as LTM)		15.0%

(1)	Reflects normalized stock-based compensation expense
(2)	Reflects a two (2)-year average margin

EBITDA = Earnings Before Interest, Taxes, Depreciation & Amortization

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

NM = Not meaningful; N/A = Not available

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports, and the Financial Projections.

Company Information	Enterprise Value as Multiple of
Company Name	LTM EBITDA		2021 EBITDA		2022 EBITDA		2023 EBITDA
Breville Group Limited	23.5x		21.3x		18.7x		16.9x
Fox Factory Holding Corp.	28.3		26.6		23.6		20.0
Garmin Ltd.	15.2		16.1		14.8		13.4
The Lovesac Company	22.0		35.8		26.5		15.4
Solo Brands, Inc.	NM		11.8		9.5		7.9
Thule Group AB	20.7		21.0		20.5		19.6
Traeger, Inc. (1)	18.9		19.8		15.7		9.9
Weber Inc. (1)	14.2		14.2		13.1		11.4
YETI Holdings, Inc.	24.1		24.9		21.0		17.9
Mean	20.9	x	21.3	x	18.2	x	14.7	x

Median	21.3	x	21.0	x	18.7	x	15.4	x

Company Information	Enterprise Value as Multiple of
Company Name	LTM EBITDA - CapEx		2021 EBITDA - CapEx		2022 EBITDA - CapEx		2023 EBITDA - CapEx
Breville Group Limited	24.4x		25.8x		22.4x		19.9x
Fox Factory Holding Corp.	35.8		38.0		30.3		24.9
Garmin Ltd.	18.2		21.1		18.2		16.5
The Lovesac Company	31.2		94.9		60.3		23.1
Solo Brands, Inc.	NM		13.4		9.8		8.2
Thule Group AB	24.4		25.5		25.9		23.6
Traeger, Inc. (1)	24.6		33.2		23.5		12.4
Weber Inc. (1)	18.0		18.0		17.3		13.5
YETI Holdings, Inc.	28.6		31.3		24.9		20.8
Mean	25.7	x	33.5	x	25.8	x	18.1	x

Median	24.5	x	25.8	x	23.5	x	19.9	x

Company Information	Enterprise Value as Multiple of
Company Name	LTM Revenue		2021 Revenue		2022 Revenue		2023 Revenue
Breville Group Limited	3.34x		2.93x		2.61x		2.29x
Fox Factory Holding Corp.	5.62		5.33		4.78		4.35
Garmin Ltd.	4.38		4.36		4.04		3.78
The Lovesac Company	2.26		2.04		1.60		1.35
Solo Brands, Inc.	NM		3.66		2.48		2.02
Thule Group AB	5.30		5.22		4.99		4.74
Traeger, Inc. (1)	2.49		2.41		1.93		1.55
Weber Inc. (1)	2.16		2.16		2.02		1.94
YETI Holdings, Inc.	5.32		5.07		4.37		3.83
Mean	3.86	x	3.69	x	3.20	x	2.87	x

Median	3.86	x	3.66	x	2.61	x	2.29	x

(1)	Reflects normalized stock-based compensation expense

LTM = Latest Twelve Months

EBITDA = Earnings Before Interest, Taxes, Depreciation & Amortization

NM = Not meaningful; N/A = Not available

Source: S&P Capital IQ, SEC Filings, Annual and Interim Reports.

Summary of Selected Public Companies Analysis

In order to select a multiple range for NewCo, Duff & Phelps took into consideration projected financial performance metrics of NewCo relative to such metrics of the selected public companies. Duff & Phelps then analyzed the selected public companies’ trading multiples of enterprise value to their projected revenue, EBITDA and EBITDA less capital expenditures.

Rather than applying the average or median multiple from these analyses, Duff & Phelps selected multiples that, in its judgment, reflected NewCo’s size, growth outlook, capital requirements, profit margins, revenue mix and other characteristics relative to the selected public companies. Based on these analyses, Duff & Phelps selected (i) an Adjusted EBITDA multiple range of 15.0x to 17.0x to apply to NewCo’s 2021 estimated Adjusted EBITDA and 11.5x to 13.5x to apply to NewCo’s 2022 estimated Adjusted EBITDA and (ii) a terminal Adjusted EBITDA multiple range of 11.0x to 12.0x, which was utilized in the DCF analysis to estimate the enterprise value range of NewCo.

Based on these assumptions, Duff & Phelps’ selected public companies analysis resulted in an estimated enterprise value range for NewCo of $860 million to $990 million.

Summary of Financial Analysis

Taking into account the results of its selected public companies analysis and DCF analysis, Duff & Phelps estimated the enterprise value of NewCo to be in the range of $880 million to $1,040 million. Based on this enterprise value range, Duff & Phelps estimated NewCo’s aggregate equity value range to be $758 million to $918 million after adding estimated pro forma cash of $78 million, and subtracting pro forma debt of $200 million. Duff & Phelps estimated NewCo’s adjusted aggregate equity value range to be $757 million to $917 million, after subtracting fair value of warrants of $1 million. Duff & Phelps noted that the aggregate consideration issued and paid by Ackrell and NewCo in the Business Combination pursuant to the Business Combination Agreement was within the concluded range of the value of the adjusted aggregate equity value range, taking into account Ackrell’s pro forma ownership of NewCo.

Duff & Phelps’ Opinion was only one of the many factors considered by the Special Committee and the Board in their evaluation of the Business Combination and should not be viewed as determinative of the views of the Special Committee or the Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its Opinion to the Special Committee, Ackrell agreed to pay Duff & Phelps a fee of $450,000. The entirety of Duff & Phelps’ fee was deemed to be earned upon the delivery by Duff & Phelps of the Opinion to the Special Committee, with a portion of such fee payable upon the delivery by Duff & Phelps of the Opinion to the Special Committee and the remaining portion payable upon consummation of the Business Combination. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Duff & Phelps is entitled to be paid additional fees at Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of the Opinion. Ackrell has also agreed to reimburse Duff & Phelps for its documented reasonable out-of-pocket expenses and documented out-of-pocket reasonable fees and expenses of counsel retained by Duff & Phelps in connection with the engagement. Ackrell has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which Ackrell believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee is aware of and approved these fee arrangements.

Disclosure of Prior Relationships

Other than its Opinion to Ackrell, during the two years preceding the date of its Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Satisfaction of 80% Test

Nasdaq rules require that Ackrell’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of any deferred underwriting commissions and taxes payable on interest earned) at the time of Ackrell’s signing a merger agreement in connection with its initial business combination. As of December 22, 2021, the date of the execution of the Business Combination Agreement, the value of the net assets held in the Trust Account was approximately $139.4 million and 80% thereof represents approximately $111.5 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Ackrell Board used as a fair market value the enterprise value of approximately $900.0 million, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Business Combination Agreement and a market validation through the PIPE Investment process. The enterprise value consists of an implied equity value of approximately $783.2 million. In determining whether the enterprise value described above represents the fair market value of Blackstone, the Ackrell Board considered all of the factors described in this section and the Business Combination Agreement appended to this proxy statement/prospectus as Annex A, and the fact that the purchase price for Blackstone was the result of an arm’s length negotiation. As a result, the Ackrell Board concluded that the fair market value of Blackstone was significantly in excess of 80% of the net assets held in the Trust Account (net of taxes payable on interest earned).

Interests of Ackrell’s Sponsor, Directors and Officers in the Business Combination

When you consider the recommendation of our Board in favor of the Proposals, you should keep in mind that our Sponsor, our directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

•

the fact that if the Business Combination with Blackstone or another business combination is not consummated by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter), Ackrell will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public subunits for cash and, subject to the approval of its remaining stockholders and the Ackrell Board, dissolving and liquidating. In such event, the founder shares held by the Sponsor and certain of Ackrell’s directors, which were acquired for an aggregate purchase price of $25,000 prior to the Ackrell IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of $35,707,500, based upon the closing price of $10.35 per share on Nasdaq on December 31, 2021. On the other hand, if the Business Combination is consummated, each outstanding share of Ackrell common stock will be exchanged for one share of NewCo common stock, subject to adjustment described herein;

•

the fact that our Sponsor, officers, directors and their affiliates paid an aggregate of $4,700,000 for the placement units and such placement units had an aggregate market value of $4,864,500, based upon the closing price of $10.35 per unit on Nasdaq on December 31, 2021. The placement units will become worthless if Ackrell does not consummate a business combination by March 23, 2022 (or June 23, 2022 if Ackrell exercises its right to seek an extension for an additional three months in accordance with the Ackrell Charter). On the other hand, if the Business Combination is consummated, each outstanding placement unit will become one share of NewCo common stock and one warrant exercisable for one share of NewCo common stock for $11.50 per share, subject to adjustment as described herein;

•

if Ackrell is unable to complete a business combination within the required time period, our Sponsor will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Ackrell for services rendered or contracted for or products sold to Ackrell, but only if such a vendor or target business has not executed a waiver of claims against the Trust Account and other than any claims covered by our indemnity of the underwriters;

•

the fact that Ackrell Capital, of which Michael Ackrell, the Chairman of Ackrell, is the founder and the managing member, serves as the financial advisor to Blackstone and would receive a fee in the amount of approximately $24.6 million of which 50% may be paid to Ackrell Capital in the form of shares of NewCo common stock, upon consummation of the Business Combination;

•

the Sponsor, directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to public stockholders rather than liquidate;

•

based on the difference in the purchase price of $0.007 that the Sponsor and certain Ackrell’s directors paid for the founder shares, as compared to the purchase price of $10.00 per unit sold in the Ackrell IPO, the Sponsor and certain Ackrell’s directors may earn a positive rate of return even if the share price of NewCo after the Closing falls below the price initially paid for the public units in the Ackrell IPO and the public stockholders experience a negative rate of return following the Closing of the Business Combination;

•

the fact that, unless Ackrell consummates an initial business combination, Ackrell’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account. As of the Record Date, the Sponsor and Ackrell’s officers, directors and their affiliates had incurred approximately $         of unpaid reimbursable expenses. The Sponsor and Ackrell’s officers and directors have no loans outstanding to Ackrell;

•	the fact that Sponsor has agreed not to redeem any of the founder shares and placement shares in connection with a stockholder vote to approve a proposed initial business combination;

•

the Sponsor has agreed that the placement units, and all of their underlying securities, will not be sold or transferred by it until Ackrell has completed a business combination, subject to limited exceptions;

•

the election of Michael Ackrell and Janet Lamkin, spouse of Mr. William Lamkin, a member of Ackrell’s Board and the Special Committee, as designees to the NewCo Board, which will entitle such individuals to any cash fees, stock options or stock awards that NewCo determines to pay to its non-executive directors; and

•	the continued indemnification of current directors and officers of Ackrell and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Total Shares to be Issued in the Business Combination

In connection with the Business Combination between Ackrell and the Company, Ackrell and NewCo entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which NewCo agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of NewCo common stock and one-half of one warrant to acquire NewCo common stock at an exercise price of $11.50 per share, and NewCo agreed to issue and sell approximately $111 million principal amount of NewCo convertible notes (the “Convertible Notes”) immediately prior to the closing of the Merger (the “PIPE Investment”).

Trading Symbols

Ackrell Securities

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

NewCo Securities

It is anticipated that NewCo’s common stock and public warrants will be traded on the Nasdaq Global Stock Market under the symbols “BLKS” and “BLKSW,” respectively, following the closing of the Business Combination.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no Ackrell stockholders exercise their redemption rights in connection with the Business Combination.

Sources and Uses
Sources		Uses
SPAC Cash in Trust	$139	Cash to Cowell	$150
PIPE Investment	31	Current Shareholder Rollover	559
Convertible Note	111	Other Equity Roll	56
Current Shareholder Rollover	559	Cash to Balance Sheet	95
Other Equity Roll	56	Cash Fees & Expenses	37

Total Sources	$896	Total Uses	$896

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, although Ackrell will acquire all of the outstanding equity interests of Cowell USA in the Business Combination, Ackrell will be treated as the “acquired” company and Cowell USA will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Cowell USA issuing stock for the net assets of Ackrell, accompanied by a recapitalization. The net assets of Ackrell will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Cowell USA. Cowell USA has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances (i) Cowell USA’s existing stockholders will have the greatest voting interest in NewCo; (ii) Cowell USA’s existing stockholders will have the ability to control decisions regarding election and removal of directors and officers of the NewCo; (iii) Cowell USA will comprise the ongoing operations of the NewCo; (iv) Cowell USA’s relevant measures, such as assets, revenues, cash flows and earnings, are higher than Ackrell’s; and (v) Cowell USA’s existing senior management will be the senior management of the NewCo.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a thirty (30)-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On January 10, 2022, Ackrell and NewCo filed the required forms under the HSR Act with the Antitrust Division and the FTC and on February 9, 2022, the applicable thirty (30)-day waiting period will expire.

At any time, notwithstanding the expiration or termination of the waiting period under the HSR Act, the applicable competition authorities of the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of NewCo’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. Ackrell cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other governmental authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, Ackrell cannot assure you as to its result.

None of Ackrell or NewCo are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act.

It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Office of the Secretary of Delaware in connection with the Business Combination and filings required of solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Material U.S. Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax considerations for holders of our units, subunits, common stock and warrants that: (a) elect to have their subunits redeemed for cash if the Business Combination is completed or (b) do not elect to have their subunits redeemed for cash. Although the tax treatment of a subunit is not clear, we intend to treat each subunit as a share of common stock and to treat stockholders who do not elect to redeem their public shares in connection with the Business Combination as having received a distribution of a half-warrant underlying the public subunit at the time of the business combination. Accordingly, any reference herein to common stock also includes the subunits. However, it is also possible that ownership of the subunits may be otherwise characterized, and prospective investors are urged to consult their tax advisors in this regard. This discussion applies only to common stock that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax considerations that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

•	financial institutions or financial services entities;

•	broker dealers;

•	insurance companies;

•	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of common stock;

•	persons holding common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies (RICs) or real estate investment trusts (REITs);

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons subject to the “applicable financial statement” accounting rules of Section 451(b) of the Code;

•	persons who received their shares of common stock as compensation;

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	tax-exempt entities;

•	the Sponsor, or affiliates or direct or indirect equity holders in the Sponsor; and

•	persons that own (actually or constructively) equity interests in either Target Company.

If you are an entity or arrangement treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them of electing to have their common stock redeemed for cash if the Business Combination is completed.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

A U.S. holder is a beneficial owner of our shares of common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or

•

an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Certain U.S. Federal Income Tax Considerations of Participating in the Business Combination

It is intended that the Merger, together with the share exchange by NAI BV and Roger Dahl and the PIPE Investment qualify as an exchange described in Section 351 of the Code. However, there can be no assurance that the IRS will not successfully challenge this position; if the IRS does successfully challenge this position, then the exchange of Ackrell common stock for NewCo common stock will be a taxable exchange, and the tax consequences described herein will be materially different from those described below. The remainder of this discussion assumes that the transactions described above qualify as an exchange described in Section 351 of the Code.

U.S. Holders

A U.S. holder whose Ackrell warrant automatically converts into a warrant to purchase NewCo common stock will recognize gain or loss upon such exchange equal to the difference between the fair market value of the NewCo warrant received and such U.S. holder’s adjusted basis in its Ackrell warrant. A U.S. holder’s basis in its NewCo warrant deemed received in the Merger will equal the fair market value of such warrant. A U.S. holder’s holding period in its NewCo warrant to purchase NewCo common stock will begin on the day after the Merger.

A U.S. holder who both (i) receives NewCo common stock in exchange for such U.S. holder’s Ackrell common stock and (ii) whose Ackrell warrants automatically convert into warrants to purchase NewCo common stock will recognize gain (if any) with respect to each share of Ackrell common stock and warrant held immediately prior to the Merger in an amount equal to the lesser of (i) the excess (if any) of the fair market value of the NewCo common stock and warrants to acquire NewCo common stock deemed received in exchange for such share or warrant, as described below, over such U.S. holder’s tax basis in the Ackrell share or warrant exchanged therefor or (ii) the fair market value of the warrants to acquire NewCo common stock deemed received in exchange for such Ackrell share or warrant. To determine the amount of gain, if any, that such U.S. holder must recognize, the holder must compute the amount of gain or loss realized as a result of the Merger on a share-by-share and warrant-by-warrant basis by allocating the aggregate fair market value of (i) the NewCo common stock received by such U.S. holder and (ii) the warrants to purchase NewCo common stock owned by such U.S. holder as a result of the Merger among the Ackrell common stock and warrants owned by such U.S. holder immediately prior to the Merger in proportion to their fair market values. Any loss recognized by a U.S. holder is disallowed.

Non-U.S. Holders

The U.S. federal income tax treatment of a Non-U.S. holder that participates in the Business Combination will generally correspond to that of a U.S. holder. Any gain recognized by a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax, unless:

1.

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

2.

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock and/or warrants, as applicable, and certain other conditions are met.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. holder. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or lower income tax treaty rate).

We believe that we are not and have not been at any time since our formation a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed. However, the determination of whether a corporation is a United States real property holding corporation is primarily factual and there can be no assurance whether such facts will change or whether the IRS or a court will agree with our determination.

Redemption of Common Stock

In the event that a holder’s shares of our common stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “Special Meeting of Ackrell Stockholders—Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of common stock, a U.S. holder will be treated as described below under the section entitled “—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “—Gain on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock.” If the redemption does not qualify as a sale of shares of common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “—Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “—Taxation of Distributions.” A holder should consult with its own tax advisors as to the tax consequences of a redemption.

Whether a redemption of shares of common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares actually and constructively outstanding both before and after the redemption. The redemption of common stock generally will be treated as a sale of common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include common stock that could be acquired pursuant to the exercise of warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption, and the application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of common stock by the relevant holder and any issuances of common stock (including pursuant to the PIPE).

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of common stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of common stock and the common stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in our common stock. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “—Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “—Taxation of Distributions.”

Taxation of Distributions.

If the redemption of a U.S. holder’s shares of our common stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under the section entitled “—Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock.” If, after the application of those rules, a U.S. holder has any remaining tax basis in the redeemed common stock it will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the common stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.

If the redemption of a U.S. holder’s shares of our common stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of common stock redeemed. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to common stock described herein may suspend the running of the applicable holding period for this purpose. If the running of the holding period for common stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of common stock (shares of common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

A Non-U.S. holder is a beneficial owner of our common stock who, or that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

Taxation of Distributions.

If the redemption of a Non-U.S. holder’s shares of our common stock is treated as a corporate distribution, as discussed above under the section entitled “—Redemption of Common Stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described below under the section entitled “—Gain on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock.” If, after the application of those rules, a Non-U.S. holder has any remaining tax basis in the redeemed common stock it will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.

If the redemption of a U.S. holder’s shares of our common stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “—Redemption of Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock and, in the circumstance in which shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our common stock.

There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30%.

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Distribution of Public Subunit Warrants

As discussed above, for tax purposes, we intend to treat Ackrell subunits as common stock, and to treat stockholders who do not elect to redeem their public subunits in connection with the Business Combination as having received a distribution of a half-warrant underlying the public subunit at the time of the Business Combination. The general rule under which a distribution of a right to acquire stock (such as the public subunit warrants) would not be included in the taxable income of the recipient for U.S. federal income tax purposes is subject to exceptions, including for “disproportionate distributions.” A disproportionate distribution is a distribution or a series of distributions, including deemed distributions, that has the effect of the receipt of cash or other property by some stockholders and an increase in the proportionate interest of other stockholders in a corporation’s assets or earnings and profits. For this purpose, distributions of cash or other property incident to an “isolated” redemption of stock do not cause a distribution or series of distributions to be disproportionate. Although not entirely clear, under these rules, we do not expect the distribution (for tax purposes) of public subunit warrants before an initial business combination to be treated as a disproportionate distribution.

If the distribution is non-taxable to a holder, and the public subunit warrants that the holder is deemed to receive in the distribution have a fair market value equal to 15% or more of the fair market value of the holder’s shares of our common stock on the date of the distribution, the holder must allocate its adjusted tax basis in its common stock between those shares and the additional public subunit warrants in proportion to their relative fair market values at that time. Otherwise, the holder’s tax basis in the additional public subunit warrants that the holder is deemed to receive in the distribution will be zero unless the holder irrevocably elects, in its federal income tax return for the taxable year in which the warrants are deemed received, to allocate its adjusted tax basis in its common stock between those shares and the warrants as described in the foregoing sentence.

If our position is determined by the IRS or a court to be incorrect, holders deemed to receive the warrants may be treated as receiving a corporate distribution in an amount equal to the fair market value of such additional public subunit warrants at that time, with the tax consequences described above under “—Redemption Rights—Taxation of Distributions,” or “Redemption Rights—Taxation of Distributions,” as applicable. Investors are urged to consult their tax advisors in this regard.

Information Reporting and Backup Withholding

Dividend payments with respect to our common stock and proceeds from the sale, taxable exchange or taxable redemption of our common stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on certain payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on our common stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied upon until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to the delivery of a properly completed IRS Form W-8BEN-E). Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of these withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of common stock.

Vote Required for Approval.

Adoption of this proposal requires the affirmative vote of a majority of the issued and outstanding shares of common stock of Ackrell. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

This proposal is conditioned upon the approval of the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, Incentive Plan Proposal, and the ESPP Proposal. Unless this proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Director Election Proposal, Incentive Plan Proposal and the ESPP Proposal are approved, the Business Combination will not occur.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

PROPOSAL 2

THE CHARTER AMENDMENTS PROPOSAL

Overview

If the Business Combination is to be consummated, NewCo will replace the certificate of incorporation of NewCo with the NewCo A/R Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Ackrell Board, is necessary to adequately address the needs of NewCo following the Closing.

As part of the Business Combination, existing shares of Ackrell common stock will be converted into similar shares of NewCo common stock.

The following table sets forth a summary of the principal proposed changes and the differences between the Ackrell Charter and the NewCo A/R Charter. This summary is qualified by reference to the complete text of the NewCo A/R Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the NewCo A/R Charter in its entirety for a more complete description of its terms.

	Ackrell Charter	NewCo A/R Charter
Number of Authorized Shares	The Ackrell Charter authorized 101,000,000 shares, consisting of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock, each having a par value of $0.0001.

The NewCo A/R Charter increases the total number of authorized shares of all classes of capital stock to 225,000,000 shares, consisting of 220,000,000 shares of NewCo common stock and 5,000,000 shares of preferred stock, each having a par value of $0.0001.

Name	Ackrell SPAC Partners I Co.	Blackstone Products, Inc.

Purpose

The Ackrell Charter provides that the purpose of Ackrell is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Ackrell by law and those incidental thereto, Ackrell shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Ackrell, including, but not limited to, a Business Combination.

The NewCo A/R Charter provides that the purpose of NewCo is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

Duration of Existence

The Ackrell Charter provides that if Ackrell does not consummate the Business Combination and fails to complete an initial business combination within 12 months from the closing of the IPO or during any extension period (subject to the requirements of law), it will be

The NewCo A/R Charter deletes the liquidation provision in the Ackrell Charter and retains the default of perpetual existence under the DGCL.

	Ackrell Charter	NewCo A/R Charter

required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the Public Stockholders, subject to the ability of the Ackrell Sponsor to extend the duration in certain circumstances.

Provisions Specific to a Blank Check Company	The Ackrell Charter sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The NewCo A/R Charter deletes these provisions previously included in the Ackrell Charter in their entirety because, upon consummation of the Business Combination, Ackrell will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the Offering be held in a Trust Account until a business combination or liquidation of Ackrell and the terms governing Ackrell’s consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Choice of Forum

The Ackrell Charter provides that unless Ackrell consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any Ackrell stockholder to bring (i) any derivative action or proceeding brought on behalf of Ackrell, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Ackrell to Ackrell or Ackrell stockholders, (iii) any action asserting a claim against Ackrell, its directors, officers or employees arising pursuant to any provision of the DGCL or the Ackrell Charter or the Ackrell bylaws, or (iv) any action asserting a claim against Ackrell, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless Ackrell consents in writing to the selection of an alternative forum.

The NewCo A/R Charter, unless NewCo consents in writing to the selection of an alternative forum, generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of NewCo to NewCo or NewCo’s stockholders, (iii) any action asserting a claim against NewCo, its directors, officers, or employees arising pursuant to any provision of the DGCL or the NewCo A/R Charter or the NewCo Bylaws, (iv) any action asserting a claim against NewCo, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless NewCo consents in writing to an alternative forum. The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Reasons for the Amendments to Ackrell’s Charter

In the judgment of the Ackrell Board, the NewCo A/R Charter is necessary to address the needs of NewCo and Ackrell stockholders following the Closing. In particular:

•

The greater number of authorized shares of capital stock is desirable for NewCo to have sufficient shares to complete the Business Combination. Additionally, the Ackrell Board believes that it is important for NewCo to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The Ackrell Board believes that these additional shares will provide NewCo with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•

The additional changes to the Ackrell Charter, including the name change from “Ackrell SPAC Partners I Co.” to “Blackstone Products, Inc.,” the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of NewCo following the Closing. The elimination of certain provisions related to Ackrell’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Ackrell and allow NewCo to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the Ackrell Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Ackrell Charter require that proceeds from Ackrell Offering be held in the Trust Account until a business combination or liquidation of Ackrell has occurred. These provisions cease to apply once the Business Combination is consummated.

•

The Ackrell Board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that NewCo is not subject to such types of claims in numerous jurisdictions, unless NewCo consents in writing to the selection of an alternative forum.

Vote Required for Approval

The Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Charter Amendments Proposal at the Special Meeting.

This Charter Amendments Proposal will be approved and adopted only if the holders of at least a majority of the issued and outstanding shares of Ackrell common stock vote “FOR” the Charter Amendments Proposal and each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal are approved at the Special Meeting. Failure to vote by proxy or to vote in person online at the Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Charter Amendments Proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE CHARTER AMENDMENTS PROPOSAL.

PROPOSAL 3

THE NASDAQ PROPOSAL

Overview

Immediately prior to and in connection with the Business Combination, we intend to effect (subject to customary terms and conditions, including the closing of the Business Combination) the issuance and/or sale of: (a) up to 55,644,535 shares of NewCo common stock to NAI and Dahle pursuant to the Business Combination Agreement; (b) an aggregate of 3,333,370 shares of NewCo common stock and 1,533,250 NewCo warrants to certain PIPE Investors pursuant to the Subscription Agreements; and (c) shares of NewCo common stock that may be issued upon conversion of $111 million of Convertible Notes pursuant to the Subscription Agreements. We expect that these issuances will result in a change in control of Ackrell, which as explained below, requires stockholder approval in order to comply with NASDAQ Listing Rule 5635 (a), (b) and (d).

For more information, see the full text of the Business Combination Agreement and the form of Subscription Agreement, copies of which are attached as Annexes A and F, respectively. The discussion herein is qualified in its entirety by reference to such documents.

Why Ackrell Needs Stockholder Approval for Purposes of NASDAQ Listing Rule 5635

Ackrell is seeking stockholder approval in order to comply with NASDAQ Listing Rule 5635(a), (b) and (d).

Under NASDAQ Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and: (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under NASDAQ Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although NASDAQ has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), NASDAQ has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under NASDAQ Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

As described above, NewCo will issue shares of common stock to NAI and Dahle and to the Subscribers as set forth in the Business Combination Agreement and the Subscription Agreements, respectively.

Vote Required for Approval

The approval of the NASDAQ Proposal requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote thereon at the Special Meeting vote “FOR,” assuming that a quorum is present. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

The NASDAQ Proposal will not be submitted if the Business Combination Proposal is not approved. Approval of the NASDAQ Proposal may be necessary to enable Ackrell to meet its obligations under the Business Combination Agreement.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

PROPOSAL 4

THE DIRECTOR ELECTION PROPOSAL

Overview

Assuming the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting, stockholders are being asked to elect seven directors to the NewCo Board, effective upon the Closing, with each Class A director having a term that expires at NewCo’s first annual meeting of stockholders following the effectiveness of the NewCo A/R Charter, each Class B director having a term that expires at NewCo’s second annual meeting of stockholders following the effectiveness of the NewCo A/R Charter and each Class C director having a term that expires at NewCo’s third annual meeting of stockholders following the effectiveness of the NewCo A/R Charter, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the Business Combination Proposal, the Charter Amendments Proposal, the NASDAQ Proposal, the Incentive Plan Proposal and the ESPP Proposal.

The NewCo Board has nominated Roger Dahle, Michael Ackrell, Fred Beck, Denise Garner, Bradley Johnson, Janet Lamkin and Shawn Lee. See the section entitled “Management of NewCo After the Business Combination—Non-Employee Directors.”

Upon the consummation of the Business Combination, the NewCo Board is expected to consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, NewCo will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.                  will be the NewCo lead independent director under the Nasdaq rules. See the section entitled “Management of NewCo After the Business Combination.”

Vote Required for Approval

If a quorum is present, directors will be elected by a plurality of the votes cast by the holders of Ackrell common stock present in person (including by presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the seven director nominees who receive the most affirmative votes from such stockholders will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (including by presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.

The Business Combination is conditioned upon the approval of the Director Election Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of each of the seven director nominees to the Board in the Director Election Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Director Election Proposal will not be effected.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES TO THE NEWCO BOARD OF DIRECTORS IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL 5

THE INCENTIVE PLAN PROPOSAL

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the Blackstone Products, Inc. 2022 Equity Incentive Plan (the “Incentive Plan”). Up to                  shares of NewCo common stock will initially be reserved for issuance under the Incentive Plan, and additional shares will become available for issuance under the Incentive Plan each year as described below under “Aggregate Share Limit.” The Ackrell Board has approved the Incentive Plan subject to stockholder approval at the Special Meeting.

The Ackrell Board believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of NewCo, and that incentive compensation plans like the proposed Incentive Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, our Board of Directors recommends that our stockholders approve the Incentive Plan.

Summary Description of the 2022 Equity Incentive Plan

The principal terms of the Incentive Plan are summarized below. The following summary is qualified in its entirety by the full text of the Incentive Plan, which appears as Annex C to this proxy statement/prospectus.

Purpose

The purpose of the Incentive Plan is to promote the success of NewCo by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration

The NewCo Board or one or more committees appointed by the NewCo Board will administer the Incentive Plan. The NewCo Board has delegated general administrative authority for the Incentive Plan to the Compensation Committee. The NewCo Board or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the Incentive Plan. (The appropriate acting body, be it the NewCo Board or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator.”)

The Administrator has broad authority under the Incentive Plan, including, without limitation, the authority:

•	to select eligible participants and determine the type(s) of award(s) that they are to receive;

•

to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

•

to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);

•	to cancel, modify, or waive NewCo’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

•	subject to the other provisions of the Incentive Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession, or substitution of an award;

•

to determine the method of payment of any purchase price for an award or shares of NewCo common stock delivered under the Incentive Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of NewCo common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

•

to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where NewCo or one of its subsidiaries operates or where one or more eligible participants reside or provide services;

•	to approve the form of any award agreements used under the Incentive Plan; and

•	to construe and interpret the Incentive Plan, make rules for the administration of the Incentive Plan, and make all other determinations for the administration of the Incentive Plan.

No Repricing

In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by stockholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award; (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility

Persons eligible to receive awards under the Incentive Plan include officers or employees of NewCo or any of its subsidiaries, directors of NewCo, and certain consultants and advisors to NewCo or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately                  officers and employees of NewCo and its subsidiaries (including all of NewCo’s named executive officers), and each of the                  members of the NewCo Board who are not employed by NewCo or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the Incentive Plan. In addition, we estimate that approximately                  individual consultants and advisors engaged by NewCo and its subsidiaries will then be considered eligible under the Incentive Plan.

Aggregate Share Limit

The maximum number of shares of NewCo common stock that may be issued or transferred pursuant to awards under the Incentive Plan is                  shares (the “Share Limit”). In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the Incentive Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) 3% of the total number of shares of NewCo common stock issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of shares of NewCo common stock as may be established by the NewCo Board.

Additional Share Limits

The following other limits are also contained in the Incentive Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above and, in the case of share-based limits, are applied on a one-for-one basis without applying the premium share-counting ratio for full-value awards discussed above.

•

The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is                  shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)

•

Awards that are granted under the Incentive Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the Incentive Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by NewCo to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $400,000; provided that this limit is $600,000 as to (1) a Non-Employee Director who is serving as the independent Chair of the NewCo Board or as a lead independent director at the time the applicable grant is made or (2) any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the NewCo Board. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in NewCo’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of NewCo or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules

The Share Limit of the Incentive Plan is subject to the following rules:

•

Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the Incentive Plan will not be counted against the Share Limit and will again be available for subsequent awards under the Incentive Plan.

•

Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the Incentive Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.)

•

Shares that are exchanged by a participant or withheld by NewCo as full or partial payment in connection with any award granted under the Incentive Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the Incentive Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the Incentive Plan (but such shares shall not again become available for issuance as incentive stock options).

•

To the extent that an award granted under the Incentive Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the Incentive Plan.

•

In the event that shares are delivered in respect of a dividend equivalent right granted under the Incentive Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when NewCo pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the Incentive Plan other than the aggregate Share Limit.

In addition, the Incentive Plan generally provides that shares issued in connection with awards that are granted by or become obligations of NewCo through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the Incentive Plan. NewCo may not increase the applicable share limits of the Incentive Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards

The Incentive Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in NewCo common stock or units of NewCo common stock, as well as cash bonus awards. The Incentive Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of NewCo common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of NewCo common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “U.S. Federal Income Tax Consequences of Awards under the Incentive Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the Incentive Plan. Incentive stock options may only be granted to employees of NewCo or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of NewCo common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of NewCo common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the Incentive Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the Incentive Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals

The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the Incentive Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of NewCo common stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards

If an event occurs in which NewCo does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities or other reorganization, or a sale of all or substantially all of the business, stock or assets of NewCo, awards then-outstanding under the Incentive Plan will not automatically become fully vested pursuant to the provisions of the Incentive Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the Incentive Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change-in-control provisions with respect to awards granted under the Incentive Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions

Subject to certain exceptions contained in Section 5.6 of the Incentive Plan, awards under the Incentive Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments

As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the Incentive Plan and any outstanding awards, as well as the exercise or purchase price of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority

The Incentive Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to NewCo common stock, under any other plan or authority.

Termination of or Changes to the Incentive Plan

The Board of Directors may amend or terminate the Incentive Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board of Directors. Unless terminated earlier by the Board of Directors and subject to any extension that may be approved by stockholders, the authority to grant new awards under the Incentive Plan will terminate on                 , 2032. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the Incentive Plan

The U.S. federal income tax consequences of the Incentive Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the Incentive Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the Incentive Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1,000,000 payable to current or former Named Executive Officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by NewCo in certain circumstances.

Specific Benefits under the 2022 Equity Incentive Plan

NewCo has not approved any awards that are conditioned upon stockholder approval of the Incentive Plan. NewCo is not currently considering any other specific award grants under the Incentive Plan. If the Incentive Plan had been in existence in fiscal year 2021, NewCo expects that its award grants for fiscal year 2021 would not have been substantially different from those actually made by NewCo in that year.

Equity Compensation Plan Information

Ackrell did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2021.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote thereon at the Special Meeting vote “FOR,” assuming that a quorum is present. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

The Incentive Plan Proposal will not be submitted if the Business Combination Proposal is not approved. Approval of the Incentive Plan Proposal may be necessary to enable Ackrell to meet its obligations under the Business Combination Agreement.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

PROPOSAL 6

THE ESPP PROPOSAL

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the Blackstone Products, Inc. Employee Stock Purchase Plan (the “ESPP”). A total of                  shares of NewCo common stock will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “—Summary Description of the ESPP—Limits on Authorized Shares; Limits on Contributions.” The Ackrell Board has approved the ESPP, subject to stockholder approval at the Special Meeting.

Under the ESPP, shares of NewCo common stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of NewCo common stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Ackrell Board believes that the ESPP will help NewCo retain and motivate eligible employees and will help further align the interests of eligible employees with those of NewCo’s stockholders. NewCo has not yet determined the timing of the initial offering period under the ESPP.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex E to this proxy statement/prospectus.

Purpose

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of NewCo common stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in NewCo’s employ and to advance the best interests of NewCo and those of NewCo’s stockholders.

Operation of the ESPP

It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of NewCo common stock. A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of NewCo and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted, or the last day of each purchase period for an Offering Period that consists of multiple purchase periods (each such date on which ESPP options are exercised is referred to as an “Exercise Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the Exercise Date by the Option Price for the applicable period. The determination of the Option Price for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Option Price be lower than the lesser of (i) 85% of the fair market value of a share of NewCo common stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of NewCo common stock on the applicable Exercise Date. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility

Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:

•	be employed by NewCo or one of its subsidiaries that has been designated as a participating subsidiary;

•	be customarily employed for more than 20 hours per week; and

•	be customarily employed for more than five months per calendar year.

We estimate that, immediately following the Closing of the Business Combination, approximately                  officers and employees of NewCo and its subsidiaries (including all of NewCo’s Named Executive Officers) would be eligible to participate in the ESPP if the plan were then in effect.

Limits on Authorized Shares; Limits on Contributions

If stockholders approve the ESPP, a maximum of                  shares of NewCo common stock will initially be available for delivery under the plan. In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2023, by an amount equal to the lesser of (A) one percent of the total number of shares of NewCo common stock issued and outstanding on December 31 of the immediately preceding calendar year, (B)                  shares of NewCo common stock, or (C) such number of shares of NewCo common stock as may be established by the Board of Directors.

Participation in the ESPP is also subject to the following limits:

•	A participant cannot contribute more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.

•

A participant cannot purchase more than 5,000 shares of NewCo common stock under the ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering Period that is longer or shorter than six months).

•

A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.

•

A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of NewCo or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the “Code”).

We have the flexibility to change the 15% contribution and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution Adjustments

As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation

A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by NewCo or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions

A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration

The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans

The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to NewCo common stock, under any other plan or authority.

Amendments

The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of NewCo whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination

No new Offering Periods will commence under the ESPP on or after                 , 2032, unless the Board of Directors terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which NewCo does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Board of Directors for the assumption or continuation of the options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding options will automatically be exercised on a date established by the ESPP administrator that is not more than ten (10) days before the closing of the transaction.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which NewCo is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. NewCo will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date); or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. NewCo will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and NewCo generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. NewCo will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of NewCo common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Equity Compensation Plan Information

Ackrell did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2021.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast in person or by proxy and entitled to vote thereon at the Special Meeting vote “FOR,” assuming that a quorum is present. Broker “non-votes” and abstentions will have no effect with respect to the approval of this proposal.

The ESPP Proposal will not be submitted if the Business Combination Proposal is not approved. Approval of the ESPP may be necessary to enable Ackrell to meet its obligations under the Business Combination Agreement.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

PROPOSAL 7

THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the other proposals.

Consequences If the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and consummate the Business Combination.

Vote Required For Approval

Adoption of this proposal requires the affirmative vote of the holders of a majority of the shares of Ackrell common stock including shares underlying the subunits present in person or represented by proxy and entitled to vote thereon at the Special Meeting. Abstentions and broker non-votes will not be counted for purposes of determining whether this proposal has been approved.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT ACKRELL STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT ACKRELL

Unless the context otherwise requires, all references in this section to “Ackrell,” “we,” “us,” “our” or the “Company” refer to Ackrell SPAC Partners I Co.

Introduction

Ackrell is a special purpose acquisition company incorporated on September 11, 2018, for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction, or other similar business transaction, one or more businesses or assets.

Ackrell’s subunits and warrants are listed separately and as a unit on the Nasdaq Capital Market under the symbols “ACKIT,” “ACKIW” and “ACKIU,” respectively. Ackrell’s securities will cease trading upon consummation of the Business Combination.

Ackrell’s principal executive office is located at 2093 Philadelphia Pike #1968, Claymont, DE 19703, and its telephone number is (650) 560-4753.

Ackrell SPAC Sponsors I Co LLC, a Delaware limited liability company, is the sponsor of Ackrell and currently owns 21.3% of the issued and outstanding shares of common stock of Ackrell. Stephen N. Cannon, Chief Operating Officer and President of Ackrell, is the managing member of our Sponsor.

Initial Public Offering and Simultaneous Private Placement

On December 23, 2020, we consummated our initial public offering of 13,800,000 units, which included the full exercise of the underwriter’s option to purchase an additional 1,800,000 units at the initial public offering price to cover over-allotments, at a price of $10.00 per unit, generating gross proceeds of $138,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of 539,000 placement units at a price of $10.00 per placement unit in a private placement to the Sponsor and EBC, generating gross proceeds of $5,390,000.

Following the initial public offering and the private placement, a total of $139,380,000 was placed in the Trust Account. We incurred $4,085,051 in transaction costs, including $2,760,000 of underwriting fees and $1,325,051 of other offering costs.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700,000,000 as of the prior June 30th and (2) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period.

Financial Position

As of September 30, 2021, we had cash and marketable securities held in the Trust Account of $139,426,720 consisting of cash and U.S. treasury bills with a maturity of 185 days or less. which will not be released until the earlier of (a) the completion of our initial business combination, (b) the redemption of any public subunits properly submitted in connection with a stockholder vote to amend our certificate of incorporation, or (c) the redemption of our public subunits if we are unable to complete the initial business combination by March 23, 2022 (or June 23, 2022 if we exercise our right to seek an Extension for an additional three months requiring our Sponsor to deposit funds in the Trust Account).

We had $191,915 of cash held outside of the Trust Account as of September 30, 2021. We intend to use the funds held outside the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the business combination.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our business combination. We may withdraw interest to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit, at the option of the lender. The units would be identical to the placement units.

We anticipate that the $191,915 outside of the Trust Account as of September 30, 2021 will not be sufficient to allow us to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time. Moreover, we may need to obtain additional financing to consummate our Initial Business Combination, but there is no assurance that new financing will be available to us on commercially acceptable terms. On December 23, 2021, our Sponsor deposited $1,380,000 into our Trust Account to obtain a three-month extension of the Business Combination Period, which was to expire on that date. Our Sponsor borrowed the funds to make that deposit from NewCo and issued its non-interest bearing promissory note to NewCo to evidence its obligation to repay the loan. Furthermore, if we are not able to consummate a Business Combination by March 23, 2022, it will trigger our automatic winding up, liquidation and dissolution. We may extend the Business Combination Period by an additional three months if the Sponsor deposits $1,380,000 into our Trust Account for an extension, but there is no assurance that the Sponsor will do so. These conditions raise substantial doubt about our ability to continue as a going concern.

Effecting Our Initial Business Combination

Our initial business combination and value creation strategy is to identify, acquire and, after our initial business combination, assist in the growth of a branded, fast-moving consumer goods business, which we refer to as a branded “FMCG” business.

Our management team consists of seasoned professionals who have experience spanning the FMCG industry, including product development, sales, marketing and distribution, mergers and acquisitions, corporate finance, corporate governance and compliance, legal and regulatory matters and investment management. Our management team is supported by the investment banking team of Ackrell Capital, an affiliate of Michael Ackrell, our Chairman.

While we may pursue a business combination target in any business, industry or geographical location, we intend to focus our search for businesses in the branded FMCG industry, including businesses that are focused on consumer goods. We will target businesses that are compliant with applicable laws and regulations within the jurisdictions in which they are located or operate.

We intend to utilize cash derived from the proceeds of our IPO and the private placement, our capital stock, debt or a combination of these in effecting a business combination. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

We expect that our principal means of identifying potential target businesses will be through the extensive contacts and relationships of our Sponsor, initial stockholders, officers and directors and their affiliates, including Ackrell Capital. While our officers and directors are not required to commit any specific amount of time in identifying or performing due diligence on potential target businesses, our officers and directors believe that the relationships they have developed over their careers and their access to our Sponsor’s contacts and resources will generate a number of potential business combination opportunities that will warrant further investigation. We also anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community. Target businesses may be brought to our attention by such unaffiliated sources as a result of being solicited by us through calls or mailings. These sources may also introduce us to target businesses they think we may be interested in on an unsolicited basis, since many of these sources will have read our public filings and know what types of businesses we are targeting. Additionally, Ackrell Capital may be engaged by a target company for M&A services and make an introduction to us.

Our officers and directors must present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the Trust Account (excluding taxes payable on the income accrued in the Trust Account) at the time of the agreement to enter into the initial business combination, subject to any pre-existing fiduciary or contractual obligations. We may also engage the services of professional firms or other individuals that specialize in business acquisitions in which case we may pay a finder’s fee, consulting fee or other compensation to be determined in an arm’s length negotiation based on the terms of the transaction. In addition, we may pay consulting, success or finder fees to our Sponsor, officers, directors, initial stockholders or their affiliates (including Ackrell Capital and its affiliates) in connection with the consummation of our initial business combination. Our audit committee will review and approve all reimbursements and payments made to our Sponsor, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.

Subject to the limitations that a target business have a fair market value of at least 80% of the balance in the Trust Account (excluding taxes payable on the income earned on the Trust Account) at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, and that we must acquire a controlling interest in the target business, our management has virtually unrestricted flexibility in identifying and selecting a prospective target business. We have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, our management may consider a variety of factors, including one or more of the following:

•	Clear and Sustainable Competitive Advantages;

•	High Growth Potential and Cash Flow;

•	Experienced Management Teams;

•	Attractive Valuations;

•	Compliant with Laws; and

•	Will Benefit from Being a Public Company.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review, which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, although we have no current intention to engage any such third parties.

The time and costs required to select and evaluate a target business and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination.

We may enter into a business combination with a target business that is affiliated with any of our officers, directors or Sponsor. However, we would only do so if (i) such transaction is approved by a majority of our disinterested independent directors and (ii) we obtain an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, that the business combination is fair to our unaffiliated stockholders from a financial point of view.

Nasdaq listing rules require that the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the taxes payable on the interest earned on the Trust Account) at the time of the execution of a definitive agreement for our initial business combination. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

We currently anticipate structuring a business combination to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination where we merge directly with the target business or where we acquire less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we could acquire a 100% controlling interest in the target; however, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our initial business combination could own less than a majority of our outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of Trust Account balance test.

The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The proxy solicitation materials or tender offer documents used by us in connection with any proposed transaction will provide public stockholders with our analysis of the fair market value of the target business, as well as the basis for our determinations. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm, or another independent entity that commonly renders valuation opinions, with respect to the satisfaction of such criteria. Additionally, pursuant to Nasdaq rules, any initial business combination must be approved by a majority of our independent directors.

Redemption Rights for Public Stockholders Upon Completion of Our Initial Business Combination

Pursuant to the Ackrell Charter, any holders of our subunits (which include shares of our common stock) may demand that such subunits be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable and up to $15,000 for dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these subunits, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO. For illustrative purposes, based on funds in the Trust Account of $139,426,720 on September 30, 2021, the estimated per subunit redemption price would have been approximately $10.10 (net of income and franchise taxes). Ackrell anticipates the per subunit redemption price will be approximately $10.10 (net of income and franchise taxes) at the closing of the Business Combination, which is anticipated to occur during the second quarter of 2022.

In order to exercise your redemption rights, you must:

•

prior to 5:00 p.m., Eastern Time, on                 , 2022 (two (2) business days before the Special Meeting), tender your subunits physically or electronically and submit a request in writing that we redeem your public subunits underlying the public subunits for cash to Continental, Ackrell’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

•

deliver your public subunits either physically or electronically through DTC to Ackrell’s transfer agent at least two (2) business days before the Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Ackrell’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Ackrell does not have any control over this process and it may take longer than two weeks. Stockholders who hold their subunits in street name will have to coordinate with their bank, broker or other nominee to have the subunit certificated or delivered electronically. If you do not submit a written request and deliver your public subunits as described above, your subunits will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting subunits to the transfer agent) and thereafter, with Ackrell’s consent, until the vote is taken with respect to the Business Combination. If you delivered your subunits for redemption to Ackrell’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Ackrell’s transfer agent return the subunits (physically or electronically). You may make such request by contacting Ackrell’s transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Ackrell subunits as they may receive higher proceeds from the sale of their subunits in the public market than from exercising their redemption rights if the market price per subunit is higher than the redemption price. We cannot assure you that you will be able to sell your Ackrell subunits in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Ackrell subunits when you wish to sell your subunits.

If you exercise your redemption rights, your Ackrell subunits (including the shares of Ackrell common stock and warrants underlying the subunits) will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those subunits and will have no right to participate in, or have any interest in, the future growth of NewCo, if any. You will be entitled to receive cash for the subunits only if you properly and timely demand redemption.

If the Business Combination is not approved and Ackrell does not consummate an initial business combination by March 23, 2022 (or June 23, 2022 if we exercise our right to seek an Extension for an additional three months requiring our Sponsor to deposit funds in the Trust Account), Ackrell will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the public stockholders and the warrants will expire worthless.

Competition

In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than us and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there may be numerous potential target businesses that we could acquire with the net proceeds of our IPO, our ability to compete in acquiring certain sizable target businesses may be limited by our available financial resources.

The following also may not be viewed favorably by certain target businesses:

•	our obligation to seek stockholder approval of a business combination or engage in a tender offer may delay the completion of a transaction;

•	our obligation to redeem or repurchase subunits held by our public stockholders may reduce the resources available to us for a business combination; and

•	our outstanding warrants, and the potential future dilution they represent.

Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. Our management believes, however, that our status as a public entity and potential access to the United States public equity markets may give us a competitive advantage over privately held entities having a similar business objective as ours in acquiring a target business with significant growth potential on favorable terms.

If we succeed in effecting a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Facilities

We currently maintain our principal executive offices at 2093 Philadelphia Pike, Claymont, DE 19703. The cost for this space is included in the $10,000 per-month fee that ACVT I, LLC, an affiliate of our Chairman, charges us for general and administrative services commencing on December 21, 2020, pursuant to a letter agreement between ACVT I, LLC and us. We consider our current office space adequate for our current operations.

Employees

We have three executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the business combination and the stage of the business combination process the company is in. Accordingly, once a suitable target business to acquire has been located, management may spend more time investigating such target business and negotiating and processing the business combination (and consequently spend more time on our affairs) than had been spent prior to locating a suitable target business. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business. We do not intend to have any full-time employees prior to the consummation of a business combination.

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Michael Ackrell	55	Chairman of the Board
Stephen Cannon	54	Chief Operating Officer and President
William Lamkin	62	Director
Long Long	37	Chief Financial Officer
Jason Roth	47	Chief Executive Officer
Daniel Sheehan	67	Director
Shannon Soqui	54	Non-Executive Vice Chairman of the Board

Michael Ackrell has been our Chairman since October 2019. Since 2003, Mr. Ackrell has been the Chief Executive Officer and Chairman of the board of directors of Ackrell Capital, a U.S. registered broker-dealer focused on providing M&A and capital-raising services to the consumer, technology, digital, and hemp industries. Prior to this, Mr. Ackrell was the Senior Managing Director in charge of the U.S. Technology Investment Banking Group of ABN AMRO, from 2000 to 2001, and Head of Investment Banking at WR Hambrecht+Co., a San Francisco, CA-based investment bank specializing in the technology sector, from 1999 to 2000. Previously, Mr. Ackrell worked for Donaldson, Lufkin & Jenrette in New York, Menlo Park and San Francisco, CA as a Senior Vice President in the Technology Investment Banking Group from 1988 to 1999. Mr. Ackrell graduated from the Wharton School of the University of Pennsylvania with a Bachelor of Science degree in Economics (summa cum laude), with majors in Finance and Accounting. In the last five years, Mr. Ackrell has been a director of a number of private companies, including Stable Technologies, Inc., a manufacturer of water-soluble CBD products, CMLM Holdings, Inc., doing business as QIND, a branded retailer of CBD products, American Giant, Inc., a U.S.-based manufacturer of apparel and active wear, Vator, Inc., a professional network for entrepreneurs, and Scrubbed.net, LLC, an online accounting and bookkeeping services company. CMLM Holdings, Inc. was acquired by Next Frontier Holdings, Inc. in August 2020. We believe that Mr. Ackrell is well-qualified to serve as a director of the company given his extensive finance, investment banking and consumer and hemp industry experience.

Stephen Cannon has been our Chief Operating Officer since December 2020, our President since August 2019, our Chief Executive Officer from August 2019 until December 2020 and our Director from August 2019 to September 2020. Since September 2020, Mr. Cannon has been the Chief Executive Officer and President of Archimedes Tech SPAC Partners Co., a blank check company with $133,000,000 held in trust that completed its IPO in March 2021 and focused on potential business combinations in the technology industry. Since August 2020, Mr. Cannon has been the Chief Operating Officer and President of Global SPAC Partners Co, a blank check company with approximately $169,000,000 held in trust focused on potential business combinations in geographic regions from South East Asia through Middle East and North Africa. Since 2014, Mr. Cannon has been President of Everest Partners Limited, a privately owned investment firm focused on Asian private investments. From 2017 until 2019, Mr. Cannon was the Chief Financial Officer of Twelve Seas Investment Company, a blank check company with $207,000,000 held in trust that consummated its initial business combination with BPGIC Ltd, a petroleum and gas company located in the United Arab Emirates, in December, 2019. From 2017 until 2019, Mr. Cannon was the President, Chief Financial Officer and a director of CM Seven Star, a Nasdaq-listed SPAC, sponsored by a leading Chinese private investment firm, which consummated its business combination with Kaixin Auto Holdings in April 2019. From 2014 until 2016, Mr. Cannon was Chief Executive Officer and a director of DT Asia Acquisition Corp, a Nasdaq-listed SPAC, which consummated its business combination with China Direct Lending Corp. in July 2016. From 2010 until 2014, Mr. Cannon was a Partner and Head of China for RedBridge Group Ltd., a boutique merchant banking firm focused on Chinese and Arabian Gulf cross-border investments. From 2009 until 2014, Mr. Cannon was a registered representative of, and senior advisor to, Ackrell Capital. From 2007 until 2010, Mr. Cannon served in various capacities with Hambrecht Asia Acquisition Corp., a Nasdaq-listed SPAC, as a co-founder, initial Chief Financial Officer and a director, and then Vice President of Acquisitions. Hambrecht Asia Acquisition Corp. merged with SGOCO Ltd, a Chinese company, in April 2010. From 2005 until 2008, Mr. Cannon served as a Managing Director of Asian investment banking for WR Hambrecht+Co. Prior to WR Hambrecht + Co., Mr. Cannon worked at ABN AMRO, Donaldson, Lufkin & Jenrette, Smith Barney Shearson and Salomon Brothers. Mr. Cannon currently serves on the board of the Cambodian Hotel Association. Mr. Cannon graduated from the University of Notre Dame with a Bachelor of Arts degree in Economics and a Bachelor of Science degree, majoring in Mechanical Engineering.

William Lamkin has served as a member of our Board since December 2020. From 2004 to 2019, Mr. Lamkin was a Managing Director and registered representative of Ackrell Capital. Prior to that, Mr. Lamkin served in various capacities as a technology investment banker with ABN AMRO; Donaldson, Lufkin & Jenrette; KidderPeabody; and PaineWebber. Prior to his investment banking career, Mr. Lamkin practiced law with the firm of Broad, Schulz, Larson and Wineberg. Mr. Lamkin currently serves as an independent Trustee and Chair of the Audit Committee for two real estate investment trusts, Office Properties Income Trust (since 2019) and Service Properties Trust (since 2007). He also currently serves as an independent Trustee for Seven Hills Realty Trust (since September 2021), a commercial real estate finance company. He previously served as an independent trustee for Tremont Mortgage Trust (2020 to 2021) and as an independent Trustee and Chair of the Audit Committee for Select Income REIT (2012 to 2019) and Commonwealth REIT (now Equity Commonwealth; 2006 to 2014). Mr. Lamkin has also served as an independent Director and Chair of the Audit Committee of a private insurance company, Affiliates Insurance Company. Mr. Lamkin holds a Bachelor of Arts from Westmont College where he majored in both business administration and psychology, a Master of Business Administration from the University of California, Berkeley Haas School of Business and a Juris Doctor from the University of California, Hastings College of the Law. We believe that Mr. Lamkin is well-qualified to serve as a director of the company given his investment banking and legal background and extensive experience serving on publicly-listed and private company boards.

Long Long has been our Chief Financial Officer since October 2019. Since September 2020, Mr. Long has been the Chief Financial Officer of Archimedes Tech SPAC Partners Co. Since August 2020, Mr. Long has been the Chief Financial Officer of Global SPAC Partners Co. From 2017 to 2019, Mr. Long was Vice President of Twelve Seas Sponsors I LLC, sponsor of Twelve Seas Investment Company. From 2006 to 2016, Mr. Long worked for IBM in a variety of Corporate Finance, Audit, and Managerial roles, both within the US and internationally. From 2015 to 2016, Mr. Long served as Finance Controller for IBM China’s Consulting Business Unit and Sales Channels. From 2013 to 2014, Mr. Long served as the Strategy and Planning Manager for IBM China and, from January 2012 to December 2012, as a Senior Finance Analyst for IBM China. From 2010 to 2011, Mr. Long served as Internal Auditor for IBM’s Asia Pacific region and, from 2006 to 2009, as a financial analyst for IBM’s worldwide operations. Mr. Long graduated from Washington University in St. Louis with a Bachelor of Science and Business Administration degree, majoring in Finance and a Bachelor of Science degree, majoring in Electrical Engineering.

Jason Roth has been our Chief Executive Officer since December 2020. Since April 2020, Mr. Roth has served as Chief Strategy Officer and a member of the board of directors of Next Frontier Brands. From 2018 to 2019, Mr. Roth was the Chief Executive Officer and Chairman of the board of directors of Mile High Labs International, which we believe was one of the world’s largest processors of hemp-derived CBD concentrates in 2019. From 2014 to 2018, Mr. Roth was the Chief Executive Officer of Incense Specialties Inc., a vaporizer device company. From 2010 to 2015, Mr. Roth was a founder and Senior Vice President, Commercial Director, Compliance Director and member of the board of directors of Brooklands Inc., a medical device manufacturer. From 1998 to 2014, Mr. Roth was a founder, Chief Executive Officer and Chairman of the board of directors of Safeguard Medical Technologies LLC, a medical device manufacturer.

Daniel Sheehan has served as a member of our Board since December 2020. Since March 2021, Mr. Sheehan has been the Chief Operating Officer of Archimedes Tech SPAC Partners Co. Since 1995, Mr. Sheehan has been an attorney licensed in the State of California. From 2004 to the present, Mr. Sheehan has been the founder and managing partner of Silicon Valley Wealth Law, a law firm specializing in estate planning, tax planning, business planning, and special needs planning. Mr. Sheehan has designed and drafted over 1,000 estate plans for clients throughout Silicon Valley. Mr. Sheehan has expertise in handling federal and state income tax matters and disputes, in the formation and operation of business entities, and has provided strategic planning and technology enhancement guidance to new business ventures and established companies. Mr. Sheehan has senior management experience with companies in a range of industries, including computer-aided manufacturing, real estate development, health care, mining, and law. Mr. Sheehan has frequently consulted with venture capitalists to review and advise them about investment opportunities. From 2011 to 2013, Mr. Sheehan was Chief Executive Officer of North Star Resources, a provider of technology for the extraction and refining of precious and strategic metals. From 1996 to 2004, Mr. Sheehan was a partner in the law firm of Davidson, Sheehan & Jewel. In 2010, Mr. Sheehan filed for personal bankruptcy under Chapter 13, which was completed in May 2014 with no debts being discharged. Mr. Sheehan graduated from St. Mary’s College of California with a Bachelor of Arts degree in Business Management with honors. Mr. Sheehan received his Juris Doctor from the University of San Francisco School of Law. We believe that Mr. Sheehan is well-qualified to serve as a director of the company given his lengthy legal career and experience as a senior executive.

Shannon Soqui has been our Non-Executive Vice Chairman since December 2020. Since June 2021, Mr. Soqui has served as the Executive Chairman of Next Frontier Holdings, Inc., doing business as Next Frontier Brands, and previously was its Chief Executive Officer and Chairman of the board of directors since April 2020. Next Frontier Brands is a holding company with a beverage business unit and a pharmaceutical business unit. From 2018 to 2020, Mr. Soqui was the Chief Executive Officer of CMLM Holdings, Inc., prior to its acquisition by Next Frontier Brands. From 2017 to 2018, Mr. Soqui was the head of U.S. cannabis investment banking at Canaccord Genuity, a leading global cannabis investment bank. From 2015 to 2017, Mr. Soqui was the Head of Cannabis Investment Banking at Ackrell Capital. Prior to Ackrell Capital, Mr. Soqui spent more than fifteen years in investment banking with: Clark Dodge & Co (2013 to 2014); Advanced Equities, Inc. (2010 to 2012); Pacific Crest Securities (November 2003 to April 2010); UBS Warburg (2001 to 2002); and Donaldson,

Lufkin & Jenrette and Credit Suisse (1997 to 2000). Prior to his career in investment banking, Mr. Soqui was a securities lawyer with Brobeck, Phleger & Harrison and Gunderson Dettmer, and was a Certified Public Accountant with KPMG. Mr. Soqui received his Bachelor of Arts in Economics with an emphasis in Accounting from the University of California, Santa Barbara, and a J.D. (magna cum laude) from the Santa Clara University School of Law. We believe that Mr. Soqui is well-qualified to serve as a director of the company given his considerable experience with financial and capital markets, internal controls, corporate accounting and governance, mergers and acquisitions, corporate operations, and numerous years of experience in advising publicly traded companies and their management teams and boards of directors.

Director Independence

Nasdaq rules require that a majority of the board of directors of a company listed on Nasdaq must be composed of “independent directors.” An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. We have determined that Messrs. Soqui, Lamkin and Sheehan are independent directors under the Nasdaq Listing rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Our board of directors will review and approve all affiliated transactions with any interested director abstaining from such review and approval.

Committees of the Board of Directors

We have three standing committees: an audit committee, a nominating committee and a compensation committee. Each such committee is composed of solely independent directors

Audit Committee

Our audit committee of the board of directors is composed of Messrs. Soqui, Lamkin and Sheehan, each of whom is an independent director under Nasdaq’s listing standards. Mr. Soqui serves as chairman of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq’s listing standards. Nasdaq’s standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Messrs. Soqui and Lamkin each qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

Our Nominating Committee is composed of Messrs. Soqui, Lamkin and Sheehan, each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

Our compensation committee of the board of directors is composed of Messrs. Soqui and Lamkin, each of whom is an independent director under Nasdaq’s listing standards. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated below, other than the $10,000 per month administrative fee and the payment of consulting, success or finder fees in connection with the consummation of our initial business combination, no compensation of any kind will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors, and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business. Our code of ethics was publicly filed as an exhibit to our registration statement that became effective on December 21, 2020 and can be found on the SEC EDGAR website. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Executive Compensation

No executive officer has received any cash compensation for services rendered to us. Until we consummate the acquisition of a target business we will pay ACVT I, LLC, an affiliate of our Chairman, an aggregate fee of $10,000 per month for providing us with office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our Chairman compensation in lieu of a salary.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to our Sponsor, officers, directors, initial stockholders or their affiliates (including Ackrell Capital and its affiliates) in connection with the consummation of our initial business combination and the repayment of loans from our Sponsor to us, no compensation or fees of any kind will be paid to our Sponsor, initial stockholders, members of our management team or their respective affiliates for services rendered prior to or in connection with the consummation of our initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

Since our formation, we have not granted any stock options or stock appreciation rights or any other awards under long-term incentive plans to any of our executive officers or directors.

Periodic Reporting and Financial Information

Ackrell is subject to the reporting requirements of the Exchange Act and accordingly, files periodic reports, proxy statements and other reports and information required to be filed with the SEC under the Exchange Act and the rules and regulations thereunder. For financial information concerning Ackrell, see the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Ackrell’s Annual Report on Form 10-K for the year ended December 31, 2020, Quarterly Report on Form 10-Q for the nine months ended September 30, 2021, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ackrell.”

Legal Proceedings

To the knowledge of our management team, there is no litigation currently pending or contemplated against us, any of our officers or directors in their capacity as such or against any of our property.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF ACKRELL

The following discussion and analysis of Ackrell’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” of this proxy statement/prospectus.

Unless the context requires otherwise, References to the “Ackrell,” “our,” “us” or “we” in this section refer to Ackrell SPAC Partners I Co. References to our “management” or our “management team” refer to our officers and directors, references to the “Sponsor” refer to Ackrell SPAC Sponsors I LLC.

Overview

We are a blank check company formed under the laws of the State of Delaware on September 11, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of the initial public offering and the sale of the private units, our capital stock, debt or a combination of cash, stock and debt.

All activity through September 30, 2021 relates to our formation, initial public offering, and search for a prospective Initial Business Combination.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through September 30, 2021 were organizational activities and those necessary to prepare for the initial public offering, described below, and searching for a prospective Initial Business Combination. We do not expect to generate any operating revenues until after the completion of our Initial Business Combination. We expect to generate non-operating income in the form of interest income on marketable securities held after the initial public offering and will recognize changes in the fair value of warrant liability as other income (expense) (See Note 11). We incur expenses as a result of being a public company (for legal, financial reporting, accounting, and auditing compliance), as well as for due diligence expenses.

For the three and nine months ended September 30, 2021, we had a net loss of $243,022 and $476,183, respectively, which consisted of operating costs of $354,676 and $838,951, respectively, interest income of $14,155 and $43,473 on marketable securities held in the Trust Account, respectively and a decrease in fair value of warrant liabilities of $97,499 and $319,295, respectively. For the three and nine months ended September 30, 2020, we had a net loss of $2,846 and $4,235, respectively, which consisted of formation and operating costs of $2,846 and $4,235, respectively.

For the fiscal year ended December 31, 2020, our net loss was $121,728, which consisted of operating costs of $118,791, interest income of $3,247 on marketable securities held in our Trust Account, and an increase in fair value of warrant liabilities of $6,184. For the fiscal year ended December 31, 2019, our net loss was $3,755, which resulted from total operations loss of $3,755.

Liquidity and Capital Resources

On December 23, 2020, we consummated the initial public offering of 13,800,000 units, which included the full exercise of the underwriter’s option to purchase up to an additional 1,800,000 units at the initial public offering price to cover over-allotments, at a price of $10.00 per unit, generating gross proceeds of $138,000,000. Simultaneously with the closing of the initial public offering, we consummated the sale of 539,000 placement units at a price of $10.00 per placement unit in a private placement to the Sponsor and EarlyBirdCapital, Inc., generating gross proceeds of $5,390,000.

Following the initial public offering and the private placement, a total of $139,380,000 was placed in the Trust Account. We incurred $4,085,051 in transaction costs, including $2,760,000 of underwriting fees and $1,325,051 of other offering costs.

As of September 30, 2021 and December 31, 2020, we had marketable securities held in the Trust Account of $139,426,720 (including approximately $46,720 of interest income and unrealized gains) and $139,383,247 (including approximately $3,247 of interest income and unrealized gains), respectively, consisting of both cash and U.S. treasury bills with a maturity of 185 days or less, which will not be released until the earlier of (a) the completion of our initial business combination; (b) the redemption of any public subunits properly submitted in connection with a stockholder vote to amend our certificate of incorporation or (c) the redemption of our public subunits if we are unable to complete the initial business combination by March 23, 2022 (or June 23, 2022 if we exercise our right to seek an Extension for an additional three months requiring our Sponsor to deposit funds in the trust account).

We intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the Trust Account to complete our business combination. We may withdraw interest to pay taxes. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2021 and December 31, 2020, we had $191,915 and $677,130, respectively, of cash held outside of the Trust Account. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020. We intend to use the funds held outside the Trust Account for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire, and structuring, negotiating and consummating the business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that a business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit, at the option of the lender. The units would be identical to the placement units.

We anticipate that the $191,915 held outside of the Trust Account as of September 30, 2021, will not be sufficient to allow us to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time. Moreover, we may need to obtain additional financing to consummate our Initial Business Combination, but there is no assurance that new financing will be available to us on commercially acceptable terms. On December 23, 2021, our Sponsor deposited $1,380,000 into our Trust Account to obtain a three-month extension of the Business Combination Period, which was to expire on that date. Our Sponsor borrowed the funds to make that deposit from NewCo and issued its non-interest bearing promissory note to NewCo to evidence its obligation to repay the loan. Furthermore, if we are not able to consummate a Business Combination by March 23, 2022, it will trigger our automatic winding up, liquidation and dissolution. We may extend the Business Combination Period by an additional three months if the Sponsor deposits $1,380,000 into our Trust Account for an extension, but there is no assurance that the Sponsor will do so. These conditions raise substantial doubt about our ability to continue as a going concern.

Critical Accounting Policies and Estimates

The preparation of the unaudited, condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited, condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. We have identified the following as our critical accounting policies:

Common Stock Subject to Possible Redemption

Ackrell accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Ackrell’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Ackrell’s common stock feature certain redemption rights that is considered to be outside of Ackrell’s control and subject to the occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of Ackrell’s balance sheet.

Derivative Financial Instruments

Ackrell does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Ackrell evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

Derivative instruments are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Net Loss Per Common Share

Ackrell complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable public share and income (loss) per non-redeemable founder share following the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the public redeemable shares and founder non-redeemable shares, Ackrell first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any re-measurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2021 and December 31, 2020.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than described below.

We have engaged EBC as an advisor in connection with our business combination to assist us in holding meetings with our stockholders to discuss the potential business combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with our initial business combination, assist us in obtaining stockholder approval for the business combination and assist us with our press releases and public filings in connection with the business combination. We will pay EarlyBirdCapital, Inc. a cash fee of up to $4,830,000 for such services upon the consummation of our initial business combination (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at our sole discretion to other FINRA members that assist us in identifying or consummating an initial business combination.

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the period reported. Actual results could materially differ from those estimates. We have not identified any critical accounting policies.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Quantitative and Qualitative Disclosure About Market Risk

As of September 30, 2021, we were not subject to any market or interest rate risk. Following the consummation of our IPO, the net proceeds of our IPO, including amounts in the Trust Account, have been invested in U.S. government treasury bills, notes or bonds with a maturity of 185 days or less or in certain money market funds that invest solely in U.S. treasuries. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

INFORMATION ABOUT BLACKSTONE

Unless the context requires otherwise, references to “Blackstone,” “we,” “us,” “our” and “company” in this section are (i) prior to the Business Combination, Blackstone, and (ii) subsequent to the Business Combination, NewCo and its subsidiaries.

Meet Blackstone

At Blackstone, our mission is to unlock variety in outdoor cooking for every meal. We are a design-driven company bringing innovation to the outdoor cooking experience. We have turned griddling, a cooking method that had primarily been used historically by short-order chefs and professional cooks in commercial kitchens, into an outdoor cooking revolution that millions now enjoy in their own backyard. Unlike traditional grills, griddles feature flat-top cooking surfaces that allow people to cook everything from eggs, bacon, hash browns and pancakes to smash burgers, street tacos, teppanyaki stir fry, steak and even desserts. This fast, fun and versatile form of cooking has exploded as our customers have discovered the many advantages of cooking on a flat top.

As the company that introduced griddling to the backyard, Blackstone is the innovator and leader of this emerging category of outdoor cooking. We have sold more than 6.7 million griddles in the United States since 2016 and, according to Burshek, we currently have 80% of the U.S. griddle market share. Our growth has been powered by an organic, enthusiastic and passionate user community we call “Griddle Nation.” Their brand loyalty is why we say, “If it’s not a Blackstone, it’s not a griddle.”

Griddle Nation is a community of users who love sharing their passion for cooking on a Blackstone griddle. As a result, we have one of the largest and fastest growing social media communities of any outdoor cooking brand. From men and women, families large and small, rugged campers and RV enthusiasts, weekend warriors and world-class chefs, Blackstone is an all-inclusive, multi-ethnic and culturally diverse community. Together with our community, we are redefining the way that people cook outdoors for breakfast, lunch and dinner.

We introduced our first product, the original 36” Blackstone Griddle, in 2008. Since then, we have continued to introduce innovative griddle products. We currently offer more than 70 griddle products across seven distinct product lines to provide consumers with a broad range of sizes and functionality at various price points. In addition to griddles, we offer a wide range of branded accessories and consumables, sold individually or as part of specially designed kits, that drive recurring revenue.

We sell our products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (“DTC”) channels. Our retail channel includes brick-and-mortar retailers, e-commerce platforms and multichannel retailers. We have strong relationships with the leading retailers in the outdoor cooking market, including Walmart, Lowe’s and Amazon, as well as with category leaders in the hardware, sporting goods and specialty retail channels. Our DTC channel includes sales directly to customers through our website, www.blackstoneproducts.com. Information contained on or accessible through our website is not part of this proxy statement/prospectus, and the inclusion of our website address in this proxy statement/prospectus is an inactive textual reference only.

Our leading position in the growing griddle segment of the outdoor cooking market, innovative product offerings and key retail partnerships have driven our strong financial performance. Our net revenue increased to $340.9 million for the nine months ended September 30, 2021 from $224.3 million for the nine months ended September 30, 2020, representing a growth rate of 52.0%. Our adjusted EBITDA increased to $41.2 million for the nine months ended September 30, 2021 from $29.7 million for the nine months ended September 30, 2020, representing a growth rate of 38.7%. Our net revenue increased to $292.8 million in 2020 from $33.2 million in 2016, representing a compound annual growth rate (“CAGR”) of 72.4%. Our adjusted EBITDA increased to $32.0 million in 2020 from $4.5 million in 2016, representing a CAGR of 63.0%.

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). For further information about how we calculate adjusted EBITDA, the limitations of its use and a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure stated in accordance with GAAP, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone—Non-GAAP Financial Measures.”

Why a Griddle?

Our innovative products have brought the griddle method of cooking to the outdoors. Griddling provides an alternative—and we believe superior—method of outdoor cooking compared to more established methods, such as charcoal and gas grilling. Blackstone griddles have expanded the variety of foods that can be cooked outdoors and unlocked outdoor cooking for breakfast, lunch and dinner. Because of Blackstone, griddling has emerged as a convenient, fun and versatile method of outdoor cooking for everyone.

We believe that our griddles offer the following advantages:

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Versatility and Variety: Blackstone griddles can be used by consumers for breakfast, lunch and dinner every day of the year. Griddle cooking spans a wide variety of foods and cooking styles. Users can cook a much greater variety of food on a Blackstone griddle versus other methods of outdoor cooking. Bacon, eggs, pancakes, crepes, teppanyaki stir fry, fried rice, tacos, fajitas, quesadillas, cheesesteaks, smash burgers, steaks, shrimp, seafood, wings and much more can be cooked on a Blackstone griddle.

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Ease of Use: Blackstone griddles are easy to turn on, heat up and simple to clean. Our griddles feature multiple cooking zones that provide the ability to cook at different temperatures at the same time. Once finished cooking, users can simply push food debris to the back of the griddle to utilize our patented rear grease management system for a quick cleanup.

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Speed of Cook: Our griddle tops heat up quickly, allowing food to be prepared much faster than other methods of outdoor cooking. For example, food can take several hours to cook in a pellet smoker, whereas food can be cooked in a matter of minutes on a griddle.

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Taste: Direct heat from a Blackstone griddle comes in contact with the entire surface of whatever food is being cooked, making it easy to produce the browning effect that gives food a delicious and distinctive crust. Rich juices from the food stay on the surface of the griddle, infusing moisture and flavor into the food instead of dripping away to fuel flare-ups that all too often leave food charred.

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Community: Friends, family and neighbors surround the Blackstone griddle at events of all sizes and all types of occasions. Griddle cooking draws natural spectators as curious and hungry friends and family surround the chef while food is being prepared. We call it “fast and fun.”

•	Portability: Blackstone griddles come in a variety of sizes and styles, many of which allow consumers to use the griddle on the go—from camping and tailgating to the park, beach and mountains.

Market Opportunity

The outdoor cooking industry is large, growing and global—and is being increasingly disrupted by innovative products, technologies and cooking styles. The outdoor cooking industry has predominantly been comprised of slower growing, legacy product segments, such as gas and charcoal grills, and faster growing, more innovative product segments, such as pellet smokers and griddles. As the category leader in griddle products, we believe that our market opportunity is significant and that our ability to grow within, and expand, the outdoor cooking market is unrivaled.

As shown in the following graphic, based on a survey conducted by Burshek, the griddle market is expected to be the fastest growing segment of the outdoor cooking industry in the United States with the market share of griddles expected to double from 2019 to 2023.

We consider our Total Addressable Market (“TAM”) in the United States to be the approximately 83 million households that own an outdoor appliance and use it at least once a year (based on a market sizing report prepared by Burshek in 2020). We consider our near-term Serviceable Addressable Market (“SAM”) to be approximately 66 million households (based on a 793 non-customer survey conducted by Burshek in 2020 in which approximately 80% of respondents expressed moderate to high likelihood of purchasing a Blackstone product). With more than 4.1 million Blackstone griddles sold in the United States from 2016 to 2020, we estimate that our market penetration at the end of 2020 was only approximately 5% of our U.S. TAM and 6% of our U.S. SAM. In 2021, we believe that we increased our market penetration, as we sold more than 2.6 million griddles in the United States.

In addition to our significant growth opportunities in the United States, we believe that there is significant opportunity to expand into international markets. We believe that there is broad, multi-cultural acceptance and awareness of griddle cooking internationally, and that the outdoor cooking market outside of the United States is at least as large as the U.S. market.

Competitive Strengths

We introduced the griddle method of outdoor cooking to consumers. Our products pioneered griddle cooking and feature our innovative and patented designs. We believe that the following competitive strengths have been instrumental in allowing us to achieve a dominant position in the griddle category:

Pioneering Brand of Griddle Cooking

We believe that the Blackstone brand is both category defining and aspirational. With approximately 80% market share in the United States, according to Burshek, we believe that Blackstone is synonymous with griddles. Blackstone has become a lifestyle brand and one that implies quality. With a net promoter score of 78, which we believe is the highest in the outdoor cooking industry, we are well positioned to continue leveraging the power of our brand.

Market Leading Griddle Portfolio Complemented by Branded Accessories and Consumables

We introduced our first product, the original 36” Blackstone Griddle, in 2008. Since our initial product launch, we have continued to introduce innovative griddle products to further expand the griddle category of the outdoor cooking industry. We currently offer more than 70 griddle products across seven distinct product lines to provide consumers with a broad range of sizes and functionality at various price points. Our core griddle product portfolio is complemented by a broad range of branded accessories and consumables designed to enhance the griddle cooking experience.

Long-Standing Relationships with Key Retailers

We have strong relationships with the leading retailers in the outdoor cooking market, including Walmart, Lowe’s and Amazon. In addition, we have strong relationships with category leaders such as Ace Hardware, DICK’S Sporting Goods and Tractor Supply. We have long-standing relationships with many of our customers, as more than 85% of our net revenue in 2020 was derived from customers with which we have had a relationship for five or more years. In addition to expanding the number of our customer relationships, we have increased our presence with existing customers. For example, we sold our first griddle to Walmart, our largest customer, in 2016. Walmart now carries more than 15 different Blackstone griddle styles and more than 70 of our accessories.

Defensible Market Position Driven by First-Mover Advantage and Product Innovation

We believe that we created the griddle category for mass-market retail with our original 36” Blackstone Griddle and have a significant first-mover advantage. We also continue to lead in innovation. We hold 28 U.S. issued patents and have 30 U.S. patent applications pending, which we believe are the most in the griddle category. Our patented rear grease management system continues to provide a significant intellectual property advantage. We have successfully defended certain of our patents, and we plan to aggressively pursue and defend our intellectual property rights in the future. We expect to continue to drive innovation in the griddle category, launch new products, add additional features to our existing products and expand into ancillary areas of the home cooking market.

Passionate and Committed Team

We believe that the Blackstone culture and people differentiate us from our competitors and will allow us to continue to disrupt the outdoor cooking industry. Our employees are passionate about the company and our products, are strong brand advocates and are highly engaged in the Blackstone lifestyle. Many of our employees cook frequently on their Blackstone griddles at home with their families and friends—often exchanging recipes, cooking tips and user experiences, all of which provides valuable user feedback to the company. Our management team, led by our founder and CEO Roger Dahle, has deep industry relationships and experience in sales and marketing, product development and supply chain management. Based on his extensive experience in product sales, Mr. Dahle identified the market opportunity for a high-quality griddle and had the vision to launch the original 36” Blackstone Griddle in 2008. Following closing of the proposed Business Combination, Mr. Dahle will be the largest stockholder of NewCo (assuming the vesting in full of the Assumed RSUs).

Growth Strategies

Increase Market Penetration

We continue to expand our omnichannel strategy to drive growth of the griddle category in the outdoor cooking industry. Our products can be found at leading outdoor appliance retailers such as Walmart, Lowe’s and Amazon, as well as a significant number of retailers that cater to local communities and specific categories, including hardware, camping, outdoor, farm and ranch, sporting goods and recreation. Our partnerships with leading retailers continue to grow as we have expanded our SKU counts and corresponding shelf space at retail locations. We complement our retail distribution strategy with direct-to-consumer sales through our website. As consumers continue to gain awareness of griddle cooking, the Blackstone brand and our products, we expect to continue to scale our sales channels to meet consumer demand.

Expand Internationally

We believe that the outdoor cooking market outside of the United States is at least as large as the U.S. market. In addition, we believe that there is broad, multi-cultural acceptance and awareness of griddle cooking internationally, and that we have a significant opportunity to expand internationally. We intend to focus on Mexico, Canada, Australia and key markets in Asia, Europe and South America. Within these markets, we intend to establish the Blackstone brand and implement our omnichannel distribution strategy. We have been taking market share from multinational gas and charcoal grill brands in the United States, and we believe that we are well-positioned to do the same internationally. We have hired sales and marketing personnel to focus on international expansion, and we are in active discussions with key retailers in our target international markets. International sales represented less than one percent of total sales for the nine months ended September 30, 2021 and in 2020, and we expect that international sales as a percent of total sales will increase in the future.

Introduce Innovative New Products

We are disrupting the outdoor cooking market by selling products that deliver versatility, ease of use, fast cooking times and portability. We have an established track record of successfully introducing new products and innovations into high-demand segments of the market. For example, we successfully introduced a griddle with an integrated air fryer in 2020 and an electric griddle (“E-Series”) in 2021. Our E-Series provides the consumer with considerable versatility, including the ability to use the griddle indoors. In addition to enhancing our existing product portfolio with new technology, functionality and aesthetics, we are focused on product premiumization and intend to introduce products at higher price points. We may also look to leverage our market leading griddle technology and experience to expand into adjacent markets for commercial products.

Grow Recurring Revenue

Because griddles can be used to cook a much broader variety of food than other styles of outdoor cooking, we believe that our attachment rate of 5:1 (defined as the number of accessories and consumables sold per cooking unit) is the highest in the industry. In addition to griddles, we offer a wide range of branded accessories, such as covers, spatulas, basting domes, cleaning kits, bacon presses and egg rings, and branded consumables, such as spice blends, sauces, griddle conditioner, grease cup liners and nonstick spray, that drive recurring revenue. We intend to introduce additional branded accessories and consumables and to increase the number of retail outlets for these products in the future. Innovation in our branded accessories and consumables business will continue to increase brand loyalty and transaction frequency. In addition to providing recurring revenue, our branded accessories and consumables generate higher product margins than our griddles. Sales from branded accessories and consumables represented 26.5% of total sales for the nine months ended September 30, 2021 and 21.2% of total sales in 2020, and we expect that sales from branded accessories and consumables as a percent of total sales will increase in the future.

Increase Our Direct-To-Consumer Revenue

We believe that there is a significant opportunity to grow our DTC revenue by leveraging our strong social media presence to increase visits to and engagement with our website. Our DTC channel enables us to serve consumers who do not shop with one of our retail partners or prefer the convenience of shopping with us directly. Our website is a strategic focus as we believe that consumers enjoy engaging directly with our brand through this channel. We expect to add additional content to our website in the future to provide an immersive brand experience for our consumers. DTC revenue represented less than five percent of total sales for the nine months ended September 30, 2021 and in 2020, and we expect that DTC revenue as a percent of total sales will increase in the future.

Griddle Nation

With more than 6.7 million griddles sold in the United States since 2016 (and more than 2.6 million griddles sold in 2021), we have a large and rapidly growing consumer base. From men and women, families large and small, rugged campers and RV enthusiasts, weekend warriors and world-class chefs, Blackstone is an all-inclusive, multi-ethnic and culturally diverse community. Blackstone consumers are passionate and highly engaged in their experiences using our products. We believe that a majority of our consumers learn about Blackstone for the first time through word of mouth and social media. Our products resonate with our consumers, which is highlighted by our significant consumer engagement on social media networks and our Net Promoter Score (a measure of customer advocacy and satisfaction) of 78 out of 100, which we believe is the highest in the outdoor cooking industry.

We have one of the largest and fastest growing social media communities of any outdoor cooking brand. As of December 31, 2021, we had more than 671,000 followers across our official Facebook, Instagram, TikTok and YouTube sites, and our follower base has grown close to 300% over the past year. Further, we believe that we have the largest number of organic user group members on Facebook with more than 2.8 million members as of December 31, 2021. Because Blackstone griddles are fun and entertaining to watch and our consumers are highly engaged with the brand, our social media engagement has grown on TikTok with more than a billion Blackstone and Blackstone griddle hashtag video views as of December 31, 2021.

Product Portfolio

All Blackstone products are designed with care and commitment to our mission of unlocking variety in outdoor cooking for every meal. We introduced our first product, the original 36” Blackstone Griddle, in 2008. Since then, we have continued to introduce innovative griddle products. We currently offer more than 70 griddle products across seven distinct product lines to provide consumers with a broad range of sizes and functionality at various price points.

In addition to griddles, we offer a wide range of branded accessories, such as covers, spatulas, basting domes, cleaning kits, bacon presses and egg rings, and branded consumables, such as spice blends, sauces, griddle conditioner, grease cup liners and nonstick spray. The popularity of our branded accessories and consumables is evidenced by what we believe is the highest attachment rate in the industry. For the nine months ended September 30, 2021, griddles, accessories and consumables accounted for 73.5%, 21.9% and 4.5% of total sales, respectively. In 2020, griddles, accessories and consumables accounted for 78.7%, 18.7% and 2.5% of total sales, respectively.

Our Griddles

We offer more than 70 individual griddle products ranging in size, features and price. The griddles are marketed in seven distinct product lines to suit the specific needs of different consumer groups and retailers. Our griddles incorporate patented technologies that optimize the experience of cooking on a flat top in terms of heat distribution, fuel efficiency and grease management. Our griddles also have been designed and tested to be reliable and durable.

The following table shows how our griddle product portfolio has expanded over time to target key market segments:

Year Introduced: 2008

The original, classic line of Blackstone griddles designed for the outdoor lifestyle indulgent.

Target Consumer: 50 years old, $50,000 annual income, average family size of four

Key Retailers: Ace Hardware, Amazon, DICK’S Sporting Goods

Retail Price: $149—$447

Year Introduced: 2018

The on-the-go, portable and travel-light version, ready for anything, anywhere; built for the outdoors and beyond.

Target Consumer: 35 years old, $60,000 annual income, average family size of three

Key Retailer: Walmart

Retail Price: $79—$199

Year Introduced: 2018

Designed as the perfect home base companion to the world traveler and enthusiast.

Target Consumer: 60 years old, $100,000 annual income, average family size of six

Key Retailer: Walmart

Retail Price: $379—$597

Year Introduced: 2020

The family-friendly edition, with a little something for everybody and versatile use across your food.

Target Consumer: 40 years old, $70,000 annual income, average family size of four

Key Retailer: Walmart

Retail Price: $329—$815

Year Introduced: 2021

Built for the culinary artiste, with a bevy of additional features for the full chef experience.

Target Consumer: 55 years old, $85,000 annual income, average family size of four

Key Retailer: Lowe’s

Retail Price: $139—$699

Year Introduced: 2021

Created to bring the outdoor griddle cooking style inside. Target Consumer: 45 years old, $85,000 annual income, average family size of five Key Retailer: Walmart Retail Price: $149—$259

Year Introduced: 2021

For the adventurous, family-oriented millennial who needs both a quick weekday meal and a weekend barbeque.

Target Consumer: 40 years old, $80,000 annual income, average family size of three

Key Retailers: Ace Hardware and Tractor Supply

Retail Price: $149—$447

Our Branded Accessories

We have untethered outdoor cooking from traditional summer-time barbeque foods and provide consumers the ability to cook a wide variety of food to accommodate their tastes and cooking styles. The breadth of our accessory offering helps create excitement about outdoor cooking and makes using a Blackstone griddle easy and enjoyable. From preparation to cooking to clean-up and care, each of our accessories is carefully designed and tested to enhance the griddle experience. We offer more than 125 accessories, either sold individually or as part of specially designed kits.

Griddle Toolkits

Traditional Griddle Kits

Our classic griddle kits are designed to provide the basic tools needed to cook on a Blackstone griddle. Griddle kits consist of items such as spatulas, bottles, tongs and scrapers to make it easy for anyone to get started.

Specialty Kits

Certain foods are easier to cook and serve with the right tools. To provide consumers with an optimal cooking experience, we have created a variety of specialty kits, including the Breakfast Kit, Crepe Kit, Hamburger Kit and Taco Kit. We have crafted our specialty kits to make outdoor cooking more accessible, enjoyable and memorable.

Preparation and Cooking Accessories

Preparation Accessories

Good food can take some preparation and we offer a broad line of accessories to help. With a variety of cutting boards, knives and storage and serving containers, we make it more convenient to cook outdoors for breakfast, lunch and dinner.

Cooking Accessories

To unlock versatility, we offer a wide variety of accessories to help improve the cooking process and make it easier to cook great food outdoors. Basting domes create an oven like environment to melt cheese or steam vegetables. Warming racks and thermometers help achieve and maintain optimal food temperatures. Griddle presses provide pressure on bacon, sandwiches or steak to create an even sear.

Covers and Carry Bags

Covers Covers are our most popular accessory. We offer weather-resistant covers in a variety of sizes to protect our griddles in-between use.

Carry Bags

Our consumers are passionate about outdoor cooking and we provide them the option to take their griddles with them on their adventures. Whether they are tailgating, camping or just cooking at the park, our carry bags make it easy to take Blackstone with them.

Our Branded Consumables

We make creating delicious food accessible to cooks of every skill level. We have developed a wide array of seasonings and sauces—each with a distinctive taste—to make preparing meals and recipes easier and tastier. In addition to our seasonings and sauces, our consumables include our griddle seasoning and cast-iron conditioner used to create and maintain a nonstick cooking surface, nonstick griddle spray, griddle degreaser cleaner and grease cup liners. Our consumables are manufactured in the United States, and we plan to enter grocery distribution with our consumables in the future.

Seasonings

Our seasonings are designed to take the guess work out of cooking. First launched in 2019, we started with six unique seasonings and now have more than 34 different flavors. Our seasonings range from regional flavors, such as Cajun and Cheesesteak, to classics, such as All Purpose and Steakhouse. We even offer sweeter flavors such as Snickerdoodle.

Sauces

Whether incorporated into a dish or used as a marinade or drizzle, our Sear and Serve sauces help make delicious meals easier. Our sauces are specifically formulated with a non-sugar base to reduce without becoming sticky or adhering to the griddle top.

Griddle Care

Clean-up maintenance might be the least fun part of the outdoor cooking experience, but our line of griddle care products makes it easy. From establishing a protective natural nonstick surface with our Cast Iron Seasoning and Conditioner to cleaning with our Degreaser Cleaner Spray, we make it easy to care for our griddles.

Sales

We have two primary sales channels: retail and DTC. Our retail channel includes our relationships with brick-and-mortar retailers, e-commerce platforms and multichannel retailers. Our DTC channel consists of sales directly to customers through our website.

We have developed strong relationships with leading outdoor cooking market retailers, including Walmart, Lowe’s and Amazon. In addition, we sell through a significant number of retailers that cater to local communities and specific categories, such as hardware, camping, outdoor, farm and ranch, sporting goods and recreation. To improve and expand our retail network and compete more effectively, we regularly monitor and assess the performance of our retail partners and evaluate locations and geographic coverage to identify potential market opportunities. We also work with our retail partners to coordinate live events and demonstrations and to install in-store fixtures and displays.

Our retail partners include the following:

Mass Market Retailers Amazon Target Walmart	Hardware / DIY Retailers Ace Hardware Do it Best Lowe’s True Value	Sporting Goods Retailers Bass Pro Shops Cabela’s DICK’S Sporting Goods SCHEELS	Specialty Retailers Camping World Nebraska Furniture Mart QVC Tractor Supply

We have long-standing relationships with many of our retail partners, with more than 85% of our net revenue in 2020 derived from customers with which we have had a relationship for five of more years. In addition to expanding the number of our customer relationships, we have increased our presence with existing customers. For example, we sold our first griddle to Walmart, our largest customer, in 2016. Walmart now carries more than 15 different Blackstone griddle styles and more than 70 of our accessories.

Currently, almost all of our sales are derived in the United States. We have invested and expect to continue to invest in growing our team of sales and marketing personnel to keep pace with increased demand, expand our relationships with brick-and-mortar and online retailers, and increase our revenue. In addition, we have hired sales and marketing personnel to focus on international expansion, and we are in active discussions with key retailers in our target international markets.

Marketing

Good food is a universal language that helps to build and shape communities and the customer experience is at the forefront of all we produce. In addition to our products, our advertising and video content are designed to enhance the overall outdoor cooking experience. We have an extensive library of digital content to help the Griddle Nation unlock more food variety and incorporate Blackstone into their everyday life. We have strategically invested and expect to continue to invest in our marketing initiatives to build and maintain our strong brand, achieve broad education and awareness of griddles, acquire new customers and drive consumers to our retail partners and our website.

Our Marketing Team

Our marketing team consists of brand marketers, designers, photographers, videographers, culinary experts and event managers, all of whom are passionate about developing the Blackstone brand.

Our Marketing Channels

We reach our diverse range of customers and interact with them in a variety of ways, and we strive to ensure that no matter where they search, we can help make their experience the best one possible. Each marketing channel brings in different users with unique interests and needs, which has led us to create a distinctive strategy for each channel.

Social Media

Social media has given us better access to our consumers and has allowed us to connect with customers across multiple platforms. From interacting with our current audience to engaging soon-to-be customers, we can create eye-catching content for a variety of people. These interactions across multiple platforms allow us to read the pulse of our community and keep our content fresh and timely.

Brand Chefs

We produce personality-driven cooking shows highlighting unique culinary styles and experiences that connect authentically with our community. Five different influencers have emerged through social media that we have hired as full-time Blackstone employees or independent contractors. These personalities engage and inspire our audience with more than 400 videos available online and host weekly live streams on our social media platforms. Their shows are available on multiple platforms, including YouTube, Amazon FireTV and Roku, where they help moms and dads be the hero of their backyard, inspire novice cooks to become culinary pros and give the outdoor adventurer more creative ideas for the campsite.

Nathan Lippy is a professionally trained chef from the Culinary Institute of America. He shares his love of elevated food with culinary authority.

Todd Toven is into hunting, camping and all things adventure. Todd hosts our live cooking demonstrations for new store openings for different retailers. He hosts the Griddle More Tour, our flagship live event.

Desirée Ruberti-Dukes, better known as Blackstone Betty, is a “Nona-in-training”—a home cook that loves making Italian food on a Blackstone and sharing it with friends and family.
CJ Frazier is just your average dad who wants to be the hero of the backyard. He cooks fast, fun and easy meals with budget-friendly ingredients often with picky eaters in mind.

Bruce “Alligator Man” Mitchell comes to us from the popular History Channel show Swamp People. Bruce has a unique take on life in the Louisiana Bayou. The show features Bruce in his element as he hunts, catches and cooks locally sourced food.

Advertising

Our paid marketing initiatives range from traditional to digital efforts, including television, influencer endorsements, search engine ad space, in-store displays and social media advertising. We actively market our products through television advertising and purchase search engine ad space through companies such as Google and Bing. We also advertise on social media platforms, such as Facebook, Instagram and YouTube, to reach a variety of new consumers. Our non-paid advertising efforts include search engine optimization, original branded channels, live griddle events, non-paid social media and email marketing. These efforts work to keep our customer base engaged and lower our customer acquisition cost.

Live Events

We believe that seeing cooking on a Blackstone griddle, live and in-person, is one of the most effective ways to demonstrate the attributes of our products. We host live events, including live demonstrations at tradeshows, charity events and, most frequently, our Griddle More Tour.

The Griddle More Tour is a seasonal traveling show that brings the excitement of griddle cooking to participating retailers and their customers. With over 200 stops over the past three years, the Griddle More Tour has helped to increase sales and brand awareness in key markets across the United Sates. These unique activation experiences center on drawing people in and creating a connection between our brand and the audience.

Customer Experience

We have invested and expect to continue to invest in the customer experience, as we believe that it is an extension of our brand.

Training

We understand that our community ranges in skill level from novice to seasoned pro, and a customer may be a first-time purchaser or may have purchased multiple outdoor cooking units in the past. We offer training videos ranging from the basics of griddle cooking to complicated culinary techniques and instructional videos designed to show our customers the proper use, care and maintenance of our products. Our series of spotlight videos and guides also help customers select the most suitable griddle and accessories from our diverse product line.

Support

Our in-house customer care team has been trained on our full line of products to ensure that they can help our customers with a variety of questions or concerns. Every agent has both home and work experience in the use, maintenance and care of Blackstone griddles that allows them to use real life experiences to assist our customers.

The customer care team has both English and Spanish speaking representatives that are available by phone, email or online chat during our standard business hours. Regular feedback is provided by our customer care team to our product development team to ensure that we continue to provide superior products, services and customer support.

Product Development

We invest significant resources in product development and believe doing so is critical to our continued success and helps to differentiate us from our competitors. Our product development group, located at our headquarters in Logan, Utah, is comprised of several teams of individuals in each of the following specialty areas: product management, industrial design and engineering (including research and development, design and maintenance). Each function works together to conceive, design and launch new products with features and technologies that reflect Blackstone’s commitment to quality, style and innovation. The innovation of new and existing products is informed by our own research and development, feedback from Griddle Nation and close relationships with our retail partners.

Manufacturing and Supply Chain Management

We utilize third-party manufacturers to produce and supply our griddles, accessories and consumables. Our griddles are manufactured by multiple manufacturers located in China; our accessories are manufactured by multiple manufacturers located in China and the United States; and our consumables are manufactured by multiple manufacturers located in the United States. We are developing an efficient and scalable global supply chain with a continued focus on improving products and services while reducing costs.

The primary manufacturer of our griddles is our parent, Cowell, which has manufacturing facilities in Xiamen, China. We have entered into a manufacturing supply agreement with a subsidiary of Cowell, which contains terms and conditions customary for and similar to such agreements with other third-party suppliers, such as products to be manufactured, pricing for such products and shipment, quality and delivery requirements.

The raw materials and components used in our products are sourced either directly by us or on our behalf by our manufacturers from a variety of suppliers. Our supply chain management team coordinates the relationships and commercial terms with our manufacturers and suppliers. We regularly review our existing manufacturers and suppliers globally, and evaluate new manufacturers and suppliers, to ensure that we can scale our manufacturing base and strategically position our operations to mitigate risk related to geopolitical and macroeconomic pressures as we grow.

We generally purchase from our manufacturers on a purchase order basis. Pursuant to our internal policies and terms with such parties, our manufacturers must follow our established product design specifications, quality assurance programs and manufacturing standards. We have developed preferred relationships with our manufacturers to maintain access to the resources needed to scale and ensure our manufacturers have the requisite experience to produce our griddles, accessories and consumables. We also work closely with our manufacturers to improve their yields and efficiency.

We lease three warehouses in Hyde Park, Utah (located adjacent to each other approximately three miles from our headquarters). The warehouses are used to hold inventory that we ship to our retailers and to support our direct-to-consumer sales. Our original warehouse, consisting of approximately 120,000 square feet of space, was opened in 2019. Our second warehouse, also consisting of approximately 120,000 square feet of space, was opened in the fourth quarter of 2021 and is used primarily for e-commerce fulfillment. This warehouse includes a mechanized conveyer system to streamline container unloading, very narrow-aisle racking for efficient storage and a three-floor pick module with an automated conveyor system for quick, accurate and scalable picking. Our third warehouse, consisting of approximately 90,000 square feet of space, is expected to open in the second half of 2022. This warehouse is expected to include a mechanized conveyer system and very narrow-aisle racking, as well as office space to support our distribution and logistics functions. We believe that these facilities are sufficient for our current needs and can support our anticipated growth and that additional facilities will be available to accommodate the expansion of our business should they be needed. From time to time, we use third-party logistics providers for a portion of our distribution and fulfillment operations, which include shipping and warehousing. We believe that our providers have sufficient expansion capacity to meet any future needs, and that our distribution and fulfillment strategy has improved the efficiency and scalability of our operations.

We manage inventory through NetSuite, a third-party ERP system. We forecast demand based on market inputs and generate SKU and rolling 12-month forecasts. We use the ERP and other systems to evaluate our forecasts, existing inventory levels, inbound purchase orders and lead times for product deliveries to generate purchase recommendations that support inventory and service level metrics and targets. To manage and control operational and shipping costs, a significant portion of our product is shipped directly from our manufacturers to our retail customers.

Competition

We operate in the highly competitive outdoor cooking market. Numerous other companies offer a wide variety of products that compete with our products. We compete with established, well-known and legacy grill manufacturers, including Weber, which offer a broad array of products, including traditional gas, charcoal, electric and pellet grill offerings, at different price points. We also compete against other griddle manufacturers, including Camp-Chef, Coleman, Nexgrill and Pit-Boss. We have experienced an increase in competitors and competing offerings of gas, charcoal, electric and pellet grills and other outdoor cooking devices in recent years.

Competition in the outdoor cooking market is based on several factors, including product quality, performance, ease of use, durability, styling, brand image and recognition, safety and price. Our competitors may be able to develop and market high-quality products that compete with our products, sell their products for lower prices, adapt to changes in customer needs and preferences more quickly, devote greater resources to the design, sourcing, distribution, marketing and sale of their products or generate greater brand recognition than us, including on social media and other Internet platforms. These competitors may have significant competitive advantages, including longer operating histories, ability to leverage their sales efforts and marketing expenditures across a broader portfolio of products, global product distribution, larger and broader retailer bases (including online retailers), more established relationships with a larger number of suppliers and manufacturers, greater brand recognition, larger or more effective endorsement relationships, greater financial strength, larger research and development teams, larger marketing budgets and more distribution and other resources than we do.

Intellectual Property

As of December 31, 2021, we had 28 issued U.S. patents, 30 U.S. patent applications pending, nine U.S. trademark registrations and ten trademark applications pending in the United States and other countries. We also license certain technologies from third parties on an exclusive basis in order to make, use and/or sell certain products in the United States and some foreign jurisdictions. Our material U.S. patents generally expire between April 2037 and September 2037, and cover rights related to our rear grease management system, among others. In the future, we intend to continue to seek intellectual property protection for our new products, technologies and processes that we believe are innovative.

The protection of our brand, technology and intellectual property is an important aspect of our business and we aggressively pursue and defend our intellectual property rights. In particular, we believe that the Blackstone brand is significant to the success of our business. We protect our intellectual property, including our brand, through a combination of trademarks, patents, copyrights, contractual provisions, confidentiality procedures and non-disclosure agreements. For example, we generally enter into confidentiality agreements and invention or work product assignment agreements with our employees and consultants to control access to, and clarify ownership of, our proprietary information. In addition, we have an online marketplace monitoring and seller/listing termination program to disrupt any online counterfeit offerings and work to shut down counterfeit stand-alone sites through litigation and administrative procedures. We believe that our intellectual property rights, combined with our innovation, distinctive product design and performance and brand name and reputation, contribute to our competitive position and success of our business, and will prosecute those who infringe on these valuable assets.

Employees

As of December 31, 2021, we had 165 employees, of which 140 were full-time and 25 were part-time. All of our employees are located in the United States. Our employees are divided across various core business functions, including operations, sales and marketing, research and development, customer service and finance and administration. None of our employees are covered by a collective bargaining agreement. We have had no labor-related work stoppages and believe that we have a good relationship with our employees.

Facilities

Our headquarters is located in Logan, Utah, where we lease approximately 54,000 square feet of space under a lease that expires in 2023. Our headquarters is used for accounting and finance, sales and marketing, customer support, product development and supply chain management functions. We also own approximately 17.5 acres of land in Providence, Utah. We plan to develop and build a new headquarters on this land and plan to move our headquarters in the second half of 2023.

We lease three warehouses in Hyde Park, Utah (located adjacent to each other approximately three miles from our headquarters). The warehouses are used to hold inventory that we ship to our retailers and to support our direct-to-consumer sales. Our original warehouse, consisting of approximately 120,000 square feet of space, was opened in 2019 and has a lease that expires in 2026. Our second, also consisting of approximately 120,000 square feet of space, warehouse was opened in the fourth quarter of 2021 and has a lease that expires in 2031. Our third warehouse, consisting of approximately 90,000 square feet of space, is expected to be opened in the second half of 2022 and has a lease that expires in 2032. Each of our leases contains options to extend for two periods of five years each.

Legal Proceedings

We are from time to time subject to, and are presently involved in, litigation and other legal proceedings. We believe that there are no pending lawsuits or claims that, individually or in the aggregate, may have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF BLACKSTONE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data,” our unaudited interim consolidated financial statements as of September 30, 2021 and for the nine-month periods ended September 30, 2021 and 2020 and consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and the related notes, and other financial information included elsewhere in this proxy statement/prospectus. Some of the information included in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” of this proxy statement/prospectus.

Unless the context requires otherwise, references to “Blackstone,” “we,” “us,” “our,” and “company” in this section are to Blackstone, together with its parent, Cowell USA, prior to the Business Combination.

Overview

At Blackstone, our mission is to unlock variety in outdoor cooking for every meal. We are a design-driven company bringing innovation to the outdoor cooking experience. We have turned griddling, a cooking method that had primarily been used historically by short-order chefs and professional cooks in commercial kitchens, into an outdoor cooking revolution that millions now enjoy in their own backyard. Unlike traditional grills, griddles feature flat-top cooking surfaces that allow people to cook everything from eggs, bacon, hash browns and pancakes to smash burgers, street tacos, teppanyaki stir fry, steak and even desserts. This fast, fun and versatile form of cooking has exploded as our customers have discovered the many advantages of cooking on a flat top.

As the company that introduced griddling to the backyard, Blackstone is the innovator and leader of this emerging category of outdoor cooking. We have sold more than 6.7 million griddles in the United States since 2016 and, according to Burshek, we currently have 80% of the U.S. griddle market share.

We introduced our first product, the original 36” Blackstone Griddle, in 2008. Since then, we have continued to introduce innovative griddle products. We currently offer more than 70 griddle products across seven distinct product lines to provide consumers with a broad range of sizes and functionality at various price points. In addition to griddles, we offer a wide range of branded accessories and consumables, sold individually or as part of specially designed kits, that drive recurring revenue.

We sell our products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (“DTC”) channels. Our retail channel includes brick-and-mortar retailers, e-commerce platforms and multichannel retailers. We have strong relationships with the leading retailers in the outdoor cooking market, including Walmart, Lowe’s and Amazon, as well as with category leaders in the hardware, sporting goods and specialty retail channels. Our DTC channel includes sales directly to customers through our website.

Our leading position in the growing griddle segment of the outdoor cooking market, innovative product offerings and key retail partnerships have driven our strong financial performance. Our net revenue increased to $340.9 million for the nine months ended September 30, 2021 from $224.3 million for the nine months ended September 30, 2020, representing a growth rate of 52.0%. Our adjusted EBITDA increased to $41.2 million for the nine months ended September 30, 2021 from $29.7 million for the nine months ended September 30, 2020, representing a growth rate of 38.7%. Our net revenue increased to $292.8 million in 2020 from $33.2 million in 2016, representing a compound annual growth rate (“CAGR”) of 72.4%. Our adjusted EBITDA increased to $32.0 million in 2020 from $4.5 million in 2016, representing a CAGR of 63.0%.

Adjusted EBITDA is a measure that is not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). For further information about how we calculate adjusted EBITDA, the limitations of its use and a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure stated in accordance with GAAP, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Blackstone—Non-GAAP Financial Measures.”

Cowell USA is Blackstone’s parent company due to its ownership of 85% of the outstanding membership interests of Blackstone. Cowell USA derives substantially all of its income from its investment in us. The financial information included in this section and elsewhere in this proxy statement/prospectus is derived from the consolidated financial statements of Cowell USA included in this proxy statement/prospectus.

The Business Combination

On December 22, 2021, Ackrell, Blackstone, NewCo, Merger Sub, Dahle, and NAI entered into the Business Combination Agreement.

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (“Closing”), the Company will enter a redemption agreement with Cowell USA and Dahle, pursuant to which the Company will redeem, prior to the Closing, certain of its membership interests held by Cowell USA in exchange for $100,000,000, which will be funded by newly incurred indebtedness for borrowed money of the Company in the principal amount of $100,000,000.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell with Ackrell continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of NewCo (the “Surviving Corporation”). In the Merger, all of the outstanding shares of Ackrell common stock will be automatically converted into an equal numbers of shares of NewCo common stock. Immediately following the Effective Time, (i) NAI will contribute 45 of the 100 outstanding shares of Cowell USA common stock, par value $1.00 per stock to NewCo and 33 shares of Cowell USA common stock to Ackrell; (ii) Cowell USA will redeem the remaining 22 shares of Cowell USA common stock held by NAI; and (iii) Dahle will contribute all of his membership interests in the Company to NewCo. Upon completion of the Business Combination, the Company will be the successor registrant with the SEC, meaning that the Company’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

While the legal acquirer in the Business Combination Agreement is Ackrell, for financial accounting and reporting purposes under GAAP, the Company will be the accounting acquirer and the Business Combination will be accounted for as a “reverse recapitalization.” A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of the Company in many respects. Under this method of accounting, Ackrell will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, the Company will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of the Company. Accordingly, the consolidated assets, liabilities and results of operations of the Company will become the historical financial statements of the combined entity, and Ackrell’s assets, liabilities and results of operations will be consolidated with the Company beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of the Company in future reports. The net assets of Ackrell will be recognized at historical cost (which is expected to be consistent with carrying value), with no goodwill or other intangible assets recorded. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Key Factors Affecting Our Operating Results

We believe that our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including those described below and in the section entitled “Risk Factors” included elsewhere in this proxy statement/prospectus.

Ability to Attract New Customers and Enter New Markets

Sustaining our growth will require us to continue to attract new customers and enter new markets. We are still in the early stages of growth in our markets and believe that we can significantly grow our customer base and number of installed griddles. We consider our Total Addressable Market (“TAM”) in the United States to be the approximately 83 million households that own an outdoor appliance and use it at least once a year (based on a market sizing report prepared by Burshek in 2020). We consider our near-term Serviceable Addressable Market (“SAM”) to be approximately 66 million households (based on a 793 non-customer survey conducted by Burshek in 2020 in which approximately 80% of respondents expressed moderate to high likelihood of purchasing a Blackstone product). With more than 4.1 million Blackstone griddles sold in the United States from 2016 to 2020, we estimate that our market penetration at the end of 2020 was only approximately 5% of our U.S. TAM and 6% of our U.S. SAM. In 2021, we believe that we increased our market penetration, as we sold more than 2.6 million griddles in the United States.

We have strategically invested and expect to continue to invest in our marketing initiatives to build and maintain our strong brand, achieve broad education and awareness of griddles, acquire new customers and drive consumers to our retailers and our website. We have also invested and expect to continue to invest in growing our team of sales and marketing personnel to keep pace with increased demand, expand our relationships with brick-and-mortar and online retailers and increase our revenue. Our growth will also depend on our continued ability to retain existing customers and maintain customer loyalty and satisfaction with our products.

We believe that we have a significant opportunity to expand into international markets. We intend to focus on Mexico, Canada, Australia and key markets in Asia, Europe and South America. We have hired sales and marketing personnel to focus on international expansion, and we are in active discussions with key retailers in our target international markets. International sales represented less than one percent of total sales for the nine months ended September 30, 2021 and in 2020, and we expect that international sales as a percent of total sales will increase in the future.

Product Mix and Attachment Rate

We offer a wide variety of griddles, accessories and consumables. These products are sold at different prices and involve varying levels of manufacturing complexity and cost. In any particular period, changes in the volume of particular products sold and the prices of those products relative to other products will impact our average selling price and our cost of goods sold. For example, we have historically been able to realize higher margins on sales of our accessories and consumables than on our griddles. In addition to the impacts attributable to the general product mix across our griddles, accessories and consumables, our results of operations are impacted by the relative margins of products sold within each product category. As we continue to introduce new products at varying price points across a wide range of prices, our overall gross margin may vary from period to period as a result of changes in product mix and different margins for our higher and lower price point offerings. In addition, our product mix and our gross margins may be impacted by our marketing decisions in a particular period, as well as the rebates and incentives that we may extend to our customers in a particular period.

Because griddles can be used to cook a much broader variety of food than other styles of outdoor cooking, we believe that our attachment rate of 5:1 (defined as the number of accessories and consumables sold per cooking unit) is the highest in the industry. We intend to introduce additional branded accessories and consumables and to increase the number of retail outlets for these products in the future. We believe that innovation in our branded accessories and consumables business will continue to increase brand loyalty, transaction frequency and recurring revenue. For the nine months ended September 30, 2021, griddles, accessories and consumables accounted for 73.5%, 21.9% and 4.5% of total sales, respectively. In 2020, griddles, accessories and consumables accounted for 78.7%, 18.7% and 2.5% of total sales, respectively. We expect that sales from branded accessories and consumables as a percent of total sales will increase in the future.

Sales Channel Mix

We sell our products using an omnichannel distribution strategy that consists primarily of retail and DTC channels. Our retail channel includes brick-and-mortar retailers, e-commerce platforms and multichannel retailers. To improve and expand our retail network and compete more effectively, we regularly monitor and assess the performance of our retail partners and evaluate locations and geographic coverage in order to identify potential market opportunities. We also work with our retail partners to coordinate live events and demonstrations and to install in-store fixtures and displays, which require significant investment and time. For the nine months ended September 30, 2021, our two largest retailers accounted for 55% and 15% of our net revenue, respectively, with no other customer accounting for greater than 10% of our net revenue. In 2020, our largest retailer accounted for 56% of our net revenue, with no other customer accounting for greater than 10% of our net revenue.

Our DTC channel includes sales directly to consumers through our website. We have made investments in our website and distribution and fulfillment capabilities. Gross margin on sales through our DTC channel is generally higher than gross margin on sales through our retail channel. If our DTC sales grow faster than sales through our retail channel, we would expect a favorable impact to our overall gross margin over time. DTC revenue represented less than five percent of total sales for the nine months ended September 30, 2021 and in 2020, and we expect that DTC revenue as a percent of total sales will increase in the future.

New Product Development and Innovation

Our growth depends on our ability to develop new products and technological enhancements that meet the demands of existing and new consumers. By introducing new griddles and other products, we are able to appeal to a new and broader range of consumers and focus on underserved or untapped markets within the outdoor cooking industry. We have an established track record of successfully introducing new products and features into high-demand segments of the market. For example, we successfully introduced a griddle with an integrated air fryer in 2020 and an electric griddle in 2021. In addition to enhancing our existing product portfolio with new technologies, functionality and aesthetics, we are focused on product premiumization and intend to introduce products at higher price points. We expect to continue to drive innovation in the griddle category, launch new products, add additional features to our existing products and expand into ancillary areas of the home cooking market. In order to do this, we will need to continue to invest in research and development.

Ability to Manage Manufacturing Cost

We utilize third-party manufacturers to produce and supply our griddles, accessories and consumables. Our results of operations are affected by our ability to manage our manufacturing and supply costs effectively. Our product costs vary based on the costs of supplies and raw materials, as well as the arrangements with our manufacturers. For example, raw material costs, including the cost of steel and other materials, have a significant impact on our cost of goods sold. The costs of these items have historically varied significantly and have been affected by changes in supply and demand and general business conditions. We maintain certain fixed-price agreements with our manufacturers, as well as agreements with prices based on current market conditions when the orders become effective. We have not entered into hedges with respect to our raw material costs at this time, but we may choose to enter into such hedges in the future.

The primary manufacturer of our griddles is our parent, Cowell. We have entered into a manufacturing supply agreement with a subsidiary of Cowell, which contains terms and conditions customary for and similar to such agreements with other third-party suppliers, such as products to be manufactured, pricing for such products and shipment, quality and delivery requirements.

In addition to product costs, our cost of goods sold includes various costs that are beyond our control, such as tariffs and duties. Our cost of goods sold also includes the cost of inbound freight. As a result of the

COVID-19 pandemic, we have been experiencing higher inbound freight costs than we have experienced in the past and supply chain delays. See the section entitled “—Impact of COVID-19 Pandemic” below. We do not have certainty as to when, or if, inbound freight costs will return to historical levels or transportation and other supply chain delays will be resolved.

Seasonality

Although we generally have demand for our products throughout the year, our sales have historically experienced some seasonality. We have typically experienced our highest level of sales in the second and third calendar quarters as retailers change their floor sets, build inventory and fulfill consumer demand for outdoor cooking products. Our sales are typically lower during the first and fourth calendar quarters. We believe that we have been successful in extending our selling season. There are a number of events and national holidays throughout the year that historically have increased demand for our products, including National Griddle Week, Memorial Day and Father’s Day in the second quarter, July 4th and Labor Day in the third quarter and Black Friday and Christmas in the fourth quarter.

Incremental Public Company Expenses

During the period leading up to the Business Combination, we have implemented procedures and processes to address public company regulatory requirements and customary practices. We have incurred significant expenses implementing these procedures and processes and expect to incur significant public company expenses that we did not incur as a private company if we complete the Business Combination and become a public company. These costs include director and officer liability insurance expenses and stock compensation expenses, as well as costs associated with third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal and investor and public relations activities. Public company expenses will generally be expensed as general and administrative expenses in the consolidated statements of operations.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has disrupted economies, businesses, markets and communities around the globe. Similarly, the COVID-19 pandemic has impacted our retailers and suppliers, as well as customer behavior and discretionary spending. While our business was experiencing considerable growth prior to the COVID-19 pandemic, our revenues in 2020 grew at a faster rate than in the previous period. We believe that the COVID-19 environment has encouraged consumers to cook at home, invest in recreational activities and enjoy the benefits of outdoor cooking, increasing the demand for our products. Together with the increased demand for our products, we experienced higher freight costs and supply chain disruptions as a result of the pandemic. Due to the significant demand for our products in 2020 and the disruptions to the supply chain, we had lower than expected inventory levels throughout 2020 and believe that we were unable to meet the demand for our products. These trends continued in the first nine months of 2021 and we expect these trends to continue for the foreseeable future.

Although we cannot predict when the U.S. and global economy will fully recover from the COVID-19 pandemic, we believe that our business is well-positioned to attract new customers, capitalize on existing and growing trends in our industry and benefit from the revival of the economy and discretionary spending. Nevertheless, we do not have certainty that a full economic recovery will happen in the near future, and it is possible that the prolonging of the COVID-19 pandemic could have certain adverse effects on our business, financial condition and results of operations. For more information regarding the potential impact of the COVID-19 pandemic on our business, refer to “Risk Factors—Risks Related to Blackstone’s Operations and Industry—Although we experienced increased demand for our products during the COVID-19 pandemic, we also experienced interruptions to our supply chain, which negatively impacted our ability to meet this increased demand, and there can be no assurance that this increased demand will continue in the future.”

Non-GAAP Financial Measures

In addition to our results and measures of performance determined in accordance with U.S. GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a key performance measure that our management uses to assess our financial performance and is also used for internal planning and forecasting purposes. We believe that these non-GAAP financial measures are useful to investors and other interested parties in analyzing our financial performance because it provides a comparable overview of our operations across historical periods. In addition, we believe that providing adjusted EBITDA, together with a reconciliation of net income (loss), helps investors make comparisons between our company and other companies that may have different capital structures, different tax rates and/or different forms of employee compensation.

Adjusted EBITDA is used by our management team as an additional measure of our performance for purposes of business decision-making, including managing expenditures and evaluating potential acquisitions. Period-to-period comparisons of adjusted EBITDA help our management identify additional trends in our financial results that may not be shown solely by period-to-period comparisons of net income or income from continuing operations. Adjusted EBITDA has inherent limitations because of the excluded items, and may not be directly comparable to similarly titled metrics used by other companies.

We calculate adjusted EBITDA as net income (loss) adjusted to exclude net interest expense, provision for income taxes, depreciation and amortization, business transformation fees, non-recurring legal expenses, non-operating (income)/expenses and non-recurring operating (income)/expenses. Business transformation fees include costs associated with the Business Combination, such as accounting, auditing, legal, financial advisory and investor and public relations activities. Non-recurring legal expenses include external legal expenses for litigation and patent and trademark defense. Non-operating (income)/expenses include gains (losses) on disposal of property, plant and equipment, any litigation settlement and other miscellaneous (income) expenses. Non-recurring operating (income)/expenses include non-recurring freight fees. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of net revenue. Adjusted EBITDA and adjusted EBITDA margin should be viewed as measures of operating performance that are supplements to, and not substitutes for, operating income or loss, net earnings or loss and other U.S. GAAP measures of income (loss).

The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated in accordance with U.S. GAAP, to adjusted EBITDA on a consolidated basis.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except percentages)	2021	2020	2020	2019	2018

Net income (loss)	$32,625	$23,041	$23,996	$(45)	$(9,704)
Net interest expense	790	1,297	1,655	1,567	1,021
Income tax expense	7,985	5,749	5,576	2,968	1,651
Depreciation and amortization	621	453	738	453	206

EBITDA	42,021	30,540	31,965	4,943	(6,827)
Adjustments:
Business transformation fees	1,192	239	398	—	—
Non-recurring legal expense	—	—	—	—	394
Non-operating (income)/expenses	(2,001)	(1,059)	(395)	47	(74)
Non-recurring freight fee	—	—	—	1,039	—

Adjusted EBITDA	$41,212	$29,721	$31,968	$6,029	$(6,507)

Adjusted EBITDA Margin	12.1%	13.3%	10.9%	3.9%	(5.8)%

Components of Results of Operations

Revenue

We derive substantially all of our revenue from the sale of griddles, accessories and consumables in the United States. We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. We satisfy the performance obligation and record revenue when control has passed to the customer, based on the terms of sale. Transfer of control passes to customers at a point in time, generally upon shipment or upon delivery of the performance obligations, depending on the written sales terms with the customer. The transaction price is determined based upon the invoiced sales price less anticipated reductions, such as discounts, allowances and other price adjustments.

Cost of Goods Sold

Cost of goods sold consists of product costs, including the costs of products from our manufacturers, direct and indirect manufacturing costs across all products, packaging, inbound freight, duties and tariffs, warehousing and fulfillment, warranty costs, excess and obsolete inventory write-downs, and certain labor related expenses. Cost of goods sold is recognized primarily using the first-in first-out (“FIFO”) method of accounting for the inventory sold.

Gross Profit and Gross Margin

Gross profit reflects net revenue less cost of goods sold. Gross margin is calculated as gross profit divided by net revenue. Gross margin can be impacted by several factors, including, in particular, product mix and sales channel mix. External factors beyond our control, such as duties and tariffs and costs of doing business in certain geographies, can also impact gross margin.

Sales and Marketing

Sales and marketing expense consists primarily of the costs associated with advertising and marketing of our products and employee-related expenses, as well as sales incentives and professional services. These costs can include print, Internet and television advertising, travel-related expenses, direct customer acquisition costs, costs related to conferences and events, and third-party sales commissions. Sales and marketing expense also includes royalties paid to third parties on certain products.

We expect our sales and marketing expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase the scope of outreach to potential new customers to drive our revenue growth. We also anticipate that sales and marketing expense as a percentage of revenue will fluctuate from period to period based on revenue for such period and the timing of the expansion of our sales and marketing functions, as these activities may vary in scope and scale over future periods.

General and Administrative

General and administrative expense consists primarily of employee-related expenses, including expenses related to our executive, finance, accounting, legal, human resources, information technology and other administrative functions. General and administrative expense also includes fees for professional services, such as external legal, accounting and information and technology services and insurance.

We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate increased administrative and compliance costs as a result of becoming a public company, as well as an increase in equity-based compensation expense. We anticipate that general and administrative expense as a percentage of revenue will vary from period to period, but we expect to leverage these expenses over time as we grow our revenue.

Research and Development

Research and development expense consists primarily of expenses incurred to develop our future products. These expenses include employee-related expenses, including salaries and benefits, facilities-related expenses, fees for professional services, costs related to prototype tooling and materials and software development costs.

We expect research and development expense to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth, develop new products and enhance existing products.

Other Income (Expense)

Other income (expense), net comprises interest income, interest expense and other gains (losses).

Interest income consists of interest earned on our cash and cash equivalents.

Interest expense consists primarily of interest incurred on our overdue trade payables, capital lease obligations and amortization of debt discounts and issuance costs.

Other income (expense), net mainly consists of disputed chargebacks and PPP loan forgiveness.

Income Tax Expense

Income tax expense consists of U.S. federal and state taxes for jurisdictions in which we conduct business.

Results of Operations

Comparison of the Nine Months Ended September 30, 2021 and 2020

The following table summarizes the consolidated results of operations for the nine months ended September 30, 2021 and 2020, together with the change in such items in dollars and as a percentage.

	Nine Months Ended September 30,		Change
(in thousands, except percentages)	2021	2020	Amount	%
	(unaudited)
Revenue, net	$340,947	$224,263	$116,684	52.0%
Cost of goods sold	277,372	179,704	97,668	54.3%

Gross profit	63,575	44,559	19,016	42.7%
Operating expenses
Sales and marketing	11,711	8,767	2,944	33.6%
General and administrative	10,120	5,498	4,622	84.1%
Research and development	2,345	1,267	1,078	85.1%

Income from operations	39,399	29,027	10,372	35.7%
Other income (expense)
Interest income	—	1	(1)	(100.0)%
Interest expense	(790)	(1,297)	(507)	(39.1)%
Forgiveness of payment protection program	943	—	943	N/A
Other income, net	1,058	1,059	(1)	0.1%

Income before income tax	40,610	28,790	11,820	(41.1)%
Income tax expense	(7,985)	(5,749)	2,236	38.9%

Net income	$32,625	$23,041	$9,584	41.6%

The following table sets forth summarized consolidated statement of operations data for the nine months ended September 30, 2021 and 2020, expressed as a percentage of net sales.

	Nine Months Ended September 30,
	2021	2020
Revenue, net	100.0%	100.0%
Cost of goods sold	81.4	80.1

Gross profit	18.6	19.9
Operating expenses
Sales and marketing	3.4	3.9
General and administrative	3.0	2.5
Research and development	0.7	0.6

Income from operations	11.6	12.9
Other income (expense)
Interest income	0.0	0.0
Interest expense	(0.2)	(0.6)
Forgiveness of payment protection program	0.3	0.0
Other income, net	0.3	0.5

Net income before income tax	11.9	12.8
Income tax expense	(2.3)	(2.6)

Net income	9.6%	10.3%

Revenue

The following table presents our net revenues by type of product sold, together with the change in dollars and as a percentage.

	Nine Months Ended September 30,		Change
(in thousands, except percentages)	2021	2020	Amount	%
	(unaudited)
Gross product sales
Griddles	$255,047	$183,569	$71,478	38.9%
Accessories	76,100	39,719	36,381	91.6%
Consumables	15,705	5,894	9,811	166.5%
Other	6	(13)	19	(146.2)%

Total gross product sales	346,858	229,169	117,689	51.4%
Sales returns, discounts and other adjustments	(5,911)	(4,906)	1,005	20.5%

Net revenues	$340,087	$224,263	$116,684	52.0%

Gross product sales increased by $117.7 million, or 51.4%, to $346.9 million for the nine months ended September 30, 2021 from $229.2 million for the same period in 2020. The increase was primarily attributable to strong growth in demand for our griddles, accessories and consumables, as well as new product introductions.

Revenue from griddles increased by $71.5 million, or 38.9%, to $255.0 million for the nine months ended September 30, 2021 from $183.6 million for the same period in 2020. This increase was driven by higher unit volume compared to the prior period, as well as introduction of new products.

Revenue from accessories increased by $36.4 million, or 91.6%, to $76.1 million for the nine months ended September 30, 2021 from $39.7 million for the same period in 2020. This increase was driven by increased unit volume associated with the higher volume of griddles sold compared to the prior period.

Revenue from consumables increased by $9.8 million, or 166.5%, to $15.7 million for the nine months ended September 30, 2021 from $5.9 million for the same period in 2020. This increase was driven by increased unit volume associated with the higher volume of griddles sold and the expansion of our installed base of griddles compared to the prior period.

Sales returns, discounts, and other adjustments increased by $1.0 million, or 20.5%, to $5.9 million for the nine months ended September 30, 2021 from $4.9 million for the same period in 2020. This increase was primarily attributable to higher shortages, non-compliance charges and sales allowances during the period. The increase was offset by lower sales discounts.

Cost of Goods Sold

Cost of goods sold increased by $97.7 million, or 54.3%, to $277.4 million for the nine months ended September 30, 2021 from $179.7 million for the same period in 2020. The increase was primarily attributable to higher unit volume compared to the prior period.

Gross Profit and Gross Margin

Gross profit increased by $19.0 million, or 42.7%, to $63.6 million for the nine months ended September 30, 2021 from $44.6 million for the same period in 2020. Gross margin decreased to 18.6% for the nine months ended September 30, 2021 from 19.9% for the same period in 2020. The decrease in gross margin was primarily attributable to higher freight expense compared to the prior period.

Sales and Marketing

Sales and marketing expenses increased by $2.9 million, or 33.6%, to $11.7 million for the nine months ended September 30, 2021 from $8.8 million for the same period in 2020. The increase was primarily attributable to higher advertising expenses, royalty expense related to sales of our air fryer units and payroll and benefits associated with sales and marketing compared to the prior period. As a percentage of net revenue, sales and marketing expenses decreased to 3.4% for the nine months ended September 30, 2021 from 3.9% for the same period in 2020.

General and Administrative

General and administrative expenses increased by $4.6 million, or 84.1%, to $10.1 million for the nine months ended September 30, 2021 from $5.5 million for the same period in 2020. The increase was primarily attributable to higher payroll and benefits compared to the prior period. As a percentage of net revenue, general and administrative expenses increased to 3.0% for the nine months ended September 30, 2021 from 2.5% for the same period in 2020.

Research and Development

Research and development expenses increased by $1.1 million, or 85.1%, to $2.3 million for the nine months ended September 30, 2021 from $1.3 million for the same period in 2020. The increase was primarily attributable to higher product development expenses compared to the prior period. As a percentage of net revenue, research and development expenses increased to 0.7% for the nine months ended September 30, 2021 from 0.6% for the same period in 2020.

Interest Expense

Interest expense decreased by $0.5 million, or 39.1%, to $0.8 million for the nine months ended September 30, 2021 from $1.3 million for the same period in 2020. The decrease was primarily attributable to lower interest charges from overdue trade payables compared to the prior period.

Income Tax Expense

Income tax expense increased by $2.2 million, or 38.9%, to $8.0 million for the nine months ended September 30, 2021 from $5.7 million for the same period in 2020. The increase was primarily attributable to higher income subject to income tax compared to the prior period.

Comparison of the Years Ended December 31, 2020 and 2019 and Years Ended December 31, 2019 and 2018

The following table summarizes the consolidated results of operations for the years ended December 31, 2020, 2019 and 2018 together with the change in such items in dollars and as a percentage.

	Year Ended December 31,		Change		Year Ended December 31,		Change
(in thousands)	2020	2019	Amount	%	2019	2018	Amount	%
	(audited)				(audited)
Revenue, net	$292,811	$153,002	$139,809	91.4%	$153,002	$111,534	$41,468	37.2%
Cost of goods sold	236,537	128,357	108,180	84.3%	128,357	105,233	23,124	22.0%

Gross profit	56,274	24,645	31,629	128.3%	24,645	6,301	18,344	291.1%
Operating expenses
Sales and marketing	13,339	11,153	2,186	19.6%	11,153	7,165	3,988	55.7%
General and administrative	9,743	7,587	2,156	28.4%	7,587	5,882	1,705	29.0%
Research and development	2,517	1,371	1,146	83.6%	1,371	360	1,011	280.8%

Income (Loss) from operations	30,675	4,534	26,141	576.6%	4,534	(7,106)	11,640	163.8%
Other income (expense)
Interest income	4	3	1	33.3%	3	—	3	100.0%
Interest expense	(1,655)	(1,567)	88	5.6%	(1,567)	(1,021)	546	53.5%
Other expense (income), net	548	(47)	595	1,266.0%	(47)	74	(121)	(163.5)%

Net income (loss) before income tax	29,572	2,923	26,649	(911.7)%	2,923	(8,053)	10,976	(136.3)%
Income tax expense	(5,576)	(2,968)	2,608	87.9%	(2,968)	(1,651)	(1,317)	79.8%

Net income (loss)	$23,996	$(45)	$24,041	(53,424.4)%	$(45)	$(9,704)	$9,659	99.5%

The following table sets forth summarized consolidated results of operations data for the years ended December 31, 2020, 2019 and 2018, expressed as a percentage of net sales.

	Year Ended December 31,
	2020	2019	2018
Revenue, net	100.0%	100.0%	100.0%
Cost of goods sold	80.8	83.9	94.4

Gross profit	19.2	16.1	5.6
Operating expenses
Sales and marketing	4.6	7.3	6.4
General and administrative	3.3	5.0	5.3
Research and development	0.9	0.9	0.3

Income (Loss) from operations	10.5	3.0	(6.4)
Other income (expense)
Interest income	0.0	0.0	0.0
Interest expense	(0.6)	(1.0)	(0.9)
Other expense, net	0.2	0.0	0.1

Net income (loss) before income tax	10.1	1.9	(7.2)
Income tax expense	(1.9)	(1.9)	(1.5)

Net income (loss)	8.2%	0.0%	(8.7)%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

The following table presents our revenue by type of product sold.

	Year Ended December 31,		Change
(in thousands, except percentages)	2020	2019	Amount	%
	(audited)
Gross product sales
Griddles	$236,593	$128,997	$107,596	83.4%
Accessories	56,198	28,041	28,157	100.4%
Consumables	7,661	3,004	4,657	155.0%
Other	135	93	42	45.2%

Total gross product sales	300,587	160,135	140,452	87.7%
Sales returns, discounts, and other adjustments	(7,776)	(7,133)	643	9.0%

Net revenues	$292,811	$153,002	$139,809	91.4%

Gross product sales increased by $140.5 million, or 87.7%, to $300.6 million in 2020 from $160.1 million in 2019. The increase was primarily attributable to strong demand for our griddles, accessories and consumables, new product introductions and an increase of sales to our largest customer.

Revenue from griddles increased by $107.6 million, or 83.4%, to $236.6 million in 2020 from $129.0 million in 2019. This increase was driven by higher unit volume compared to the prior period and the introduction of new products.

Revenue from accessories increased by $28.2 million, or 100.4%, to $56.2 million in 2020 from $28.0 million in 2019. This increase was driven by increased unit volume associated with the higher volume of griddles sold compared to the prior period.

Revenue from consumables increased by $4.7 million, or 155.0%, to $7.7 million in 2020 from $3.0 million in 2019. This increase was driven by increased unit volume associated with the higher volume of griddles sold and the expansion of our installed base of griddles compared to the prior period.

Sales returns, discounts and other adjustments increased by $0.6 million, or 9.0%, to $7.8 million in 2020 from $7.1 million in 2019. This increase was primarily attributable to higher sales allowances and more customer returns compared to the prior period.

Cost of Goods Sold

Cost of goods sold increased by $108.2 million, or 84.3%, to $236.5 million in 2020 from $128.4 million in 2019. The increase was primarily attributable to higher unit volume compared to the prior period. Cost of goods sold in 2019, includes approximately $3.7 million related to extraordinary price increases implemented in the first quarter of 2018 by our primary manufacturer and approximately $1.0 million related to non-recurring freight fees.

Gross Profit and Gross Margin

Gross profit increased by $31.6 million, or 128.3%, to $56.3 million in 2020 from $24.6 million in 2019. Gross margin increased to 19.2% in 2020 from 16.1% in 2019. The increase in gross margin was primarily attributable to improved product pricing from our primary manufacturer compared to the prior period and the non-recurring freight fees recognized in the prior period.

Sales and Marketing

Sales and marketing expenses increased by $2.2 million, or 19.6%, to $13.3 million in 2020 from $11.1 million in 2019. The increase was primarily attributable to payroll and benefits associated with sales and marketing and royalty expense related to sales of our air fryer units. The increase was offset in part by a decrease in travel expenses due to the impact of the pandemic. As a percentage of net revenue, sales and marketing expenses decreased to 4.6% in 2020 from 7.3% in 2019.

General and Administrative

General and administrative expenses increased by $2.2 million, or 28.4%, to $9.7 million in 2020 from $7.6 million in 2019. The increase was primarily attributable to higher payroll and benefits and professional service and third-party consulting fees for legal, accounting, human resources and payroll. The increase was offset in part by lower lease and office expenses due to fewer rented warehouses. As a percentage of net revenue, general and administrative expenses decreased to 3.3% in 2020 from 5.0% in 2019.

Research and Development

Research and development expenses increased by $1.1 million, or 83.6%, to $2.5 million in 2020 from $1.4 million in 2019. The increase was primarily attributable to higher payroll and benefits associated with research and development compared to prior period. As a percentage of net revenue, research and development expenses is 0.9% in both 2020 and 2019.

Interest Expense

Interest expense increased by $0.1 million or 5.6%, to $1.7 million in 2020 from $1.6 million in 2019. The increase was primarily attributable to higher interest charges from overdue trade payables compared to the prior period.

Other Expense (Income), Net

Other expense (income), net increased by $0.6 million, or 1,266.0%, to $0.6 million in 2020 from an income of $0.05 million in 2019.

Income Tax Expense

Income tax expense increased by $2.6 million, or 87.9%, to $5.6 million in 2020 from $3.0 million in 2019. The increase was primarily attributable to higher income subject to income tax compared to the prior period.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

The following table presents our revenue by type of product sold.

	Year Ended December 31,		Change
(in thousands, except percentages)	2019	2018	Amount	%
	(audited)
Gross product sales
Griddles	$128,997	$101,850	$27,147	26.7%
Accessories	28,041	16,623	11,418	68.7%
Consumables	3,004	87	2,917	3,352.9%
Other	93	785	(692)	(88.2)%

Total gross product sales	160,135	119,435	40,790	34.2%
Sales returns, discounts, and other adjustments	(7,133)	(7,811)	(678)	(8.7)%

Net revenues	$153,002	$111,534	$41,468	37.2%

Gross product sales increased by $40.8 million, or 34.2%, to $160.1 million in 2019 from $119.3 million in 2018. The increase was primarily attributable to strong demand for our griddles, accessories and consumables.

Revenue from griddles increased by $27.1 million, or 26.7%, to $129.0 million in 2019 from $101.9 million in 2018. This increase was driven by higher unit volume compared to the prior period.

Revenue from accessories increased by $11.4 million, or 68.7%, to $28.0 million in 2019 from $16.6 million in 2018. This increase was driven by increased unit volume associated with the higher volume of griddles sold compared to the prior period.

Revenue from consumables increased by $2.9 million, or 3,352.9%, to $3.0 million in 2019 from $0.1 million in 2018. This increase was driven by increased unit volume associated with the higher volume of griddles sold and the expansion of our installed base of griddles compared to the prior period.

Sales returns, discounts and other adjustments decreased by $0.7 million or 8.7%, to $7.1 million in 2019 from $7.8 million in 2018. This decrease was primarily attributable to lower sales discounts, shortages, claims from customers and other revenue adjustments compared to the prior period.

Cost of Goods Sold

Cost of goods sold increased by $23.1 million or 22.0%, to $128.4 million in 2019 from $105.2 million in 2018. The increase was primarily attributable to higher unit volume compared to the prior period. Cost of goods sold in 2019 and 2018 includes approximately $3.7 million and $9.6 million, respectively, related to extraordinary price increases implemented in the first quarter of 2018 by our primary manufacturer. Cost of goods sold in 2019 also includes approximately $1.0 million related to non-recurring freight fees.

Gross Profit and Gross Margin

Gross profit increased by $18.3 million, or 291.1%, to $24.6 million in 2019 from $6.3 million in 2018. Gross margin increased to 16.1% in 2019 from 5.6% in 2018. The increase in gross margin was primarily attributable to improved product pricing from our primary manufacturer compared to the prior period.

Sales and Marketing

Sales and marketing expenses increased by $4.0 million, or 55.7%, to $11.2 million in 2019 from $7.2 million in 2018. The increase was primarily attributable to higher advertising expenses compared to the prior period. As a percentage of net revenue, sales and marketing expenses increased to 7.3% in 2019 from 6.4% in 2018.

General and Administrative

General and administrative expenses increased by $1.7 million, or 29.0%, to $7.6 million in 2019 from $5.9 million in 2018. The increase was primarily attributable to higher payroll and benefits, rent and professional service fees compared to the prior period. As a percentage of net revenue, general and administrative expenses decreased to 5.0% in 2019 from 5.3% in 2018.

Research and Development

Research and development expenses increased by $1.0 million, or 280.8%, to $1.4 million in 2019 from $0.4 million in 2018. The increase was primarily attributable to higher payroll and benefits associated with research and development. As a percentage of net revenue, research and development expenses increased to 0.9% in 2019 from 0.3% in 2018.

Interest Expense

Interest expense increased by $0.5 million or 53.5%, to $1.6 million in 2019 from $1.0 million in 2018. The increase was primarily attributable to higher interest charges from overdue trade payables compared to the prior period.

Other Expense (Income), Net

Other expense (income), net decreased by $0.1 million, or 163.5%, to an expense of $0.05 million in 2019 from income of $0.07 million in 2018.

Income Tax Expense

Income tax expense increased by $1.3 million or 79.8%, to $3.0 million in 2019 from $1.7 million in 2018. The increase was primarily attributable to higher income subject to income tax compared to the prior period.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our operations primarily through the sale of our products. We had $5.1 million and $3.3 million in cash and cash equivalents as of September 30, 2021 and December 31, 2020, respectively.

On October 15, 2021, we entered into an agreement for a secured revolving credit facility with Wells Fargo Bank, National Association of $50.0 million and a secured term loan credit agreement with White Oak Global Advisors, LLC of $75.0 million. Amounts outstanding under the ABL Revolver bear interest of LIBOR plus 161.5 to 211.5 basis points based on average availability and the unused line under the ABL Revolver is subject to 25 to 37.5 basis points based on average usage. The Term Loan bears interest of LIBOR plus 750 basis points, subject to a LIBOR floor of 50 basis points. The Term Loan matures on October 15, 2026, with an amortization of 10% per annum subject to quarterly principal payments.

We believe that our existing cash and cash equivalents and our cash flows from operating activities will be sufficient to fund our working capital requirements and to service our debt obligations for at least the next 12 months. However, our future working capital requirements will depend on many factors, including our rate of revenue growth and profitability, the timing of introductions of new products and investments in our supply chain, expanded operating activities and our ability to secure customers. Also, if the Business Combination is consummated, we expect to have additional cash available to use in our operations. However, there can be no assurance that the merger will close as contemplated and is subject to closing risks, including stockholder approval, regulatory approval and other customary closing conditions that are outside our control. If cash provided by operating activities are not sufficient to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. However, there can be no assurance that additional funding will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund operating needs.

Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

The following table shows a summary of cash flows for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
(in thousands)	2021	2020
	(unaudited)
Net cash provided by operating activities	$14,454	$11,398
Net cash used in investing activities	(2,917)	(682)
Net cash used in financing activities	(9,731)	(7,746)

Net increase in cash	$1,806	$2,970

Cash Flows provided by Operating Activities

Net cash provided by operating activities increased by $3.1 million, or 26.8%, to $14.5 million for the nine months ended September 30, 2021 from $11.4 million for the same period in 2020. The increase was primarily attributable to higher net income during the year and a decrease in payables and accrued liabilities, offset by a decrease in receivables.

Cash Flows used in Investing Activities

Net cash used in investing activities increased by $2.2 million, or 327.7%, to $2.9 million for the nine months ended September 30, 2021 from $0.7 million for the same period in 2020. The increase was primarily attributable to higher purchases of property and equipment compared to the prior period.

Cash Flows used in Financing Activities

Net cash used in financing activities increased by $2.0 million, or 25.6%, to $9.7 million for the nine months ended September 30, 2021 from $7.7 million for the same period in 2020. The increase was primarily attributable to a dividend paid amounting to $7.3 million in 2021, offset by the decrease in payment of principal on long-term debt to repurchase non-controlling interest amounting to $4.6 million.

For the Years Ended December 31, 2020, 2019 and 2018

The following table shows a summary of cash flows for the years ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(in thousands)	2020	2019	2018
	(audited)
Net cash provided by operating activities	$5,916	$11,673	$12,731
Net cash used in investing activities	(965)	(1,333)	(456)
Net cash used in financing activities	(8,547)	(4,012)	(13,398)

Net increase in cash	$(3,596)	$6,328	$(1,123)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Cash Flows provided by Operating Activities

Net cash provided by operating activities decreased by $5.8 million, or 49.3%, to $5.9 million in 2020 from $11.7 million in 2019. The decrease was primarily attributable to higher net income and an increase in accounts receivables and inventories, offset by increases in accounts payable and accrued liabilities compared to the prior period.

Cash Flows used in Investing Activities

Net cash used in investing activities decreased by $0.4 or 27.6%, to $1.0 million in 2020 from $1.3 million in 2019. The decrease was primarily attributable to lower purchases of property and equipment compared to the prior period.

Cash Flows used in Financing Activities

Net cash used in financing activities increased by $4.5 million, or 113.0% to $8.5 million in 2020 from $4.0 million in 2019. The increase was primarily attributable to distributions made to Blackstone’s stockholder and non-controlling member and repayment of capital lease obligations compared to the prior period.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Cash Flows provided Operating Activities

Net cash provided by operating activities decreased by $1.1 million, 8.3% to $11.7 million in 2019 from $12.7 million in 2018. The decrease was primarily attributable to the lower net loss incurred compared to the prior period and a decrease in accounts receivable and inventories, offset by the effect of decrease in accounts payable.

Cash Flows used in Investing Activities

Net cash used in investing activities increased by $0.9 million, or 192.3%, to $1.3 million in 2019 from $0.5 million in 2018. The increase was primarily attributable to higher purchases of property and equipment and intangible assets compared to the prior period.

Cash Flows used in Financing Activities

Net cash used in financing activities decreased by $9.4 million, or 70.1%, to $4.0 million in 2019 from $13.4 million in 2018. The decrease was driven by distribution to stockholder and non-controlling interest, change in non-controlling interest ownership and contribution from stockholder that occurred during 2018, offset by repayment of principal on long-term debt and on related party loan during 2019.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in the use of any off-balance sheet arrangements, such as structured finance entities, special purpose entities, or variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency exchange rates, and inflation.

Interest Rate Risk

We do not believe we are exposed to significant market risk for changes in interest rates applicable to our financial instruments, including our White Oak Agreement. As of September 30, 2021, we had invested cash equivalents amounting to $1.4 million in interest-bearing money market fund for which the fair market value would be affected by changes in the general level of US interest rates. However, due to the short-term maturities and the low-risk profile, a hypothetical 10% change in the interest rate would not have a material effect on the fair market value of our cash equivalents.

See above section entitled “—Liquidity and Capital Resources—Sources of Liquidity.”

Foreign Currency Risk

To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future. A hypothetical 10% change in all foreign currencies against the U.S. dollar would not result in a material foreign currency loss on foreign-denominated balances.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements and notes to consolidated financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in the notes to our consolidated financial statements included elsewhere in this proxy statement/prospectus. We believe that the following critical accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Revenue Recognition

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers. We satisfy the performance obligation and record revenue when control has passed to the customer, based on the terms of sale. Transfer of control passed to customers at a point in time, generally upon shipment or upon delivery of the performance obligation, depending on the written sales terms with the customer.

The standard warranty included in the sale is an assurance-type warranty that does not represent a performance obligation. However, in certain types of sales, a customer can purchase a separate warranty in addition to the standard warranty. The obligation to arrange for the provision of extended warranty is also accounted for as a separate performance obligation.

The promised consideration in our contracts with customers is variable due to anticipated reductions, such as discounts, allowances and other price adjustments. The transaction price is determined based upon the invoiced sales price less anticipated reductions. Our policy typically permits returns if the product is damaged, defective, or otherwise cannot be used when received by the customer. Estimates for expected returns are based primarily on an ongoing analysis of historical return patterns.

We recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. We do not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.

Product Warranty

We provide product warranty in connection with the sale of our products. The specific terms and conditions of the warranties vary depending upon the product sold. We estimate the costs that may be incurred under the customer’s warranty plans and the period for which claims are honored, and record a liability in the amount of such costs at the time product revenue is recognized. Factors that affect our warranty liability include the number of units sold, the type of products sold, historical and anticipated rates of warranty claims and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary.

Recent Accounting Pronouncements

See Note 2 to our consolidated audited financial statements included elsewhere in this proxy statement/prospectus for more information.

MANAGEMENT OF NEWCO AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of NewCo will be managed by or under the direction of the NewCo Board. NewCo’s Proposed Certificate of Incorporation provides for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

•	Class A will serve for a term expiring at the first annual meeting of stockholders to be held after the consummation of the Business Combination;

•	Class B will serve for a term expiring at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and

•	Class C will serve for a term expiring at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the NewCo Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the NewCo Board may have the effect of delaying or preventing changes in NewCo’s control or management. NewCo’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of NewCo’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of NewCo upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Roger Dahle	63	Chief Executive Officer
James McCormick	63	Chief Financial Officer
Perry Jensen	54	Vice President of Sales
Mike Moser	46	Vice President of Operations
Scott Stevenson	46	Vice President of Marketing

Non-Employee Directors
Michael Ackrell	55	Director
Fred Beck	64	Director
Denise Garner	58	Director
Bradley Johnson	65	Director
Janet Lamkin	62	Director
Shawn Lee	43	Director

Executive Officers

Roger Dahle. Upon consummation of the Business Combination, Mr. Dahle will serve as NewCo’s Chief Executive Officer and Chairman of the NewCo Board. Mr. Dahle has served as the CEO of Blackstone since founding the company in August 2008. Prior to starting Blackstone, Mr. Dahle was the founder and CEO of Cache Sales LLC, a consumer products company. Prior to founding his own companies, Mr. Dahle served as the

Vice President of Sales, International for iFit Health and Fitness, Inc. (f/k/a Icon Health & Fitness, Inc.) and as a National Sales Manager for Johnson & Johnson. Mr. Dahle is qualified to serve as the NewCo Chief Executive Officer based on his extensive business management experience.

James McCormick. Upon consummation of the Business Combination, Mr. McCormick will serve as NewCo’s Chief Financial Officer. Mr. McCormick has served as the Chief Operating Officer and the Chief Financial Officer of LTA Research & Exploration since May 2019. Prior to his role at LTA Research & Exploration, Mr. McCormick served as the Chief Financial Officer of Global Equipment Services from October 2015 to May 2019. Mr. McCormick has over 40 years of accounting and business experience. Mr. McCormick received his MBA from the University of Michigan and his BBA in Accounting from The University of Toledo. Mr. McCormick is qualified to serve as the NewCo Chief Financial Officer based on his extensive finance experience.

Perry Jensen. Upon consummation of the Business Combination, Mr. Jensen will serve as NewCo’s Vice President of Sales. Mr. Jensen has served as the Vice President of Sales of Blackstone since November 2019. Prior to Mr. Jensen’s role as Vice President of Sales, Mr. Jensen served as the Vice President of Sales for iFit Health and Fitness, Inc. (f/k/a Icon Health & Fitness, Inc.) from June 2006 to November 2019. At iFit, Mr. Jensen oversaw U.S., Canada and Latin America sales. Mr. Jensen is qualified to serve as the NewCo Vice President of Sales based on his extensive management experience in corporate sales and operations.

Mike Moser. Upon consummation of the Business Combination, Mr. Moser will serve as NewCo’s Vice President of Operations. Mr. Moser has served as the Vice President of Operations of Blackstone since October 2018. Prior to Mr. Moser’s role as Vice President of Operations, he served as the logistics manager for Bear River International and Bear River Holdings since October 2011. Mr. Moser is qualified to serve as the NewCo Vice President of Operations based on his extensive business operations experience.

Scott Stevenson. Upon consummation of the Business Combination, Mr. Stevenson will serve as NewCo’s Vice President of Marketing. Mr. Stevenson has served as the Vice President of Marketing of Blackstone since June 2019. Prior to Mr. Stevenson’s role as Vice President of Marketing, Mr. Stevenson served as Blackstone’s Creative Director from June 2017 to June 2019, and the Graphic Design Manager from June 2015 to June 2017. Mr. Stevenson is qualified to serve as the NewCo Vice President of Marketing based on his extensive experience in marketing and design.

Non-Employee Directors

Michael Ackrell. Upon consummation of the Business Combination, Mr. Ackrell will serve as a member of the NewCo Board. Mr. Ackrell served as the Chairman of Ackrell SPAC Partners I Co. since October 2019. Since 2003, Mr. Ackrell has been the Chief Executive Officer and Chairman of the board of directors of Ackrell Capital, a U.S. registered broker-dealer focused on providing M&A and capital raising services to the consumer, technology, digital and hemp industries. Prior to this, Mr. Ackrell was the Senior Managing Director in charge of the U.S. Technology Investment Banking Group of ABN AMRO, from 2000 to 2001, and Head of Investment Banking at WR Hambrecht+Co., from 1999 to 2000. Mr. Ackrell graduated from the Wharton School of the University of Pennsylvania with a Bachelor of Science degree in Economics (summa cum laude), with majors in Finance and Accounting. In the last five years, Mr. Ackrell has been a director of a number of private companies, including Stable Technologies, Inc., a manufacturer of water-soluble CBD products, CMLM Holdings, Inc. (acquired by Next Frontier Holdings, Inc. in August 2020), American Giant, Inc., a U.S.-based manufacturer of apparel and active wear, Vator, Inc., a professional network for entrepreneurs, and Scrubbed.net, LLC, an online accounting and bookkeeping services company. Mr. Ackrell is qualified to serve on the NewCo Board based on his extensive finance, investment banking and consumer industry experience.

Fred Beck. Upon consummation of the Business Combination, Mr. Beck will serve as a member of the NewCo Board. Mr. Beck served as the Chief Financial Officer and Treasurer of iFit Health and Fitness, Inc. (f/k/a. Icon

Health & Fitness, Inc.) from May 1989 to June 2019. Mr. Beck received his Bachelors of Science in Accounting from Utah State University. He is qualified to serve on the NewCo Board based on over 30 years of finance, accounting and consumer industry experience and his experience as a board member of both The Cambia Health Group and Regence Blue Cross & Blue Shield of Utah.

Denise Garner. Upon consummation of the Business Combination, Ms. Garner will serve as a member of the NewCo Board. Ms. Garner has served as the Senior Vice President and Chief Innovation Officer for the Clorox Company since January 2015. Prior to Ms. Garner’s role as Senior Vice Present and Chief Innovation Officer, Ms. Garner served as Vice President of Research and Development for the Global Cleaning & International division at the Clorox Company from January 2010 to December 2014. Additionally, Ms. Garner served as Vice President of Innovation and Research and Development for the Specialty Division at the Clorox Company from July 2007 to December 2009. Ms. Garner has an Executive MBA from The Warton School of the University of Pennsylvania, a B.S. in Agribusiness from Arizona State University and a M.S. in Food Science from the University of California, Davis. Ms. Garner is qualified to serve on the NewCo Board based on her extensive business experience.

Janet Lamkin. Upon consummation of the Business Combination, Ms. Lamkin will serve as a member of the NewCo Board. Since November 2020, Ms. Lamkin has served as Senior Vice President and head of Market and Community Innovation for United Airlines. From November 2017 to November 2020, Ms. Lamkin served as Senior Vice President and President of California for United Airlines. From June 2007 to November 2017, Ms. Lamkin served as Senior Vice President and President of California for Bank of America. From September 2004 to May 2007, Ms. Lamkin served as Chief Executive Officer and President of the California Bankers Association. Ms. Lamkin received a M.A. in International Relations from Australian National University and a B.A. from Westmont College, with a double major in Business Administration and Political Science. Ms. Lamkin is qualified to serve on the NewCo Board based on her significant business leadership and operational experience. Janet Lamkin is the spouse of Mr. William Lamkin, a member of Ackrell’s Board and the Special Committee.

Bradley Johnson. Upon consummation of the Business Combination, Mr. Johnson will serve as a member of the NewCo Board. Mr. Johnson has served on the adjunct finance faculty for Utah State University since January 2018. Prior to Utah State University, Mr. Johnson served as Chief Financial Officer and Chief Administrative Officer of Recreational Equipment Inc. (a/k/a REI) from April 2001 to January 2009. Mr. Johnson received his MBA from the University of Utah and his Bachelor of Arts from Utah State University. Mr. Johnson is qualified to serve on the NewCo Board based on his extensive corporate finance and consumer industry experience and previous board experience.

Shawn Lee. Upon consummation of the Business Combination, Mr. Lee will serve as a member of the NewCo Board. Since April 2015, Mr. Lee has served on the board of managers of Blackstone. Since February 2012, Mr. Lee has served on the board of directors of Cowell International Corp, Blackstone’s ultimate parent. Mr. Lee also serves as the Chief Executive Officer of Xiamen Cowell Industrial Ltd. and Fugang Technology Inc. (“Fugang”), subsidiaries of Cowell International Corp. Blackstone has entered into a manufacturing supply agreement with Fugang. Mr. Lee is qualified to serve on the NewCo Board based on his extensive manufacturing experience and his operational knowledge of Blackstone.

Board of Directors Leadership Structure

Upon the consummation of the Business Combination, the NewCo Bylaws will not require separating the roles of Chair of the Board and Chief Executive Officer. The NewCo Board believes that combining these roles will help to promote unified leadership and direction for both the NewCo Board and management, and is consequently expected to appoint Roger Dahle as                  of the NewCo Board upon consummation of the Business Combination.

In connection with the expected appointment of Roger Dahle as Chair of the NewCo Board, the Board is also expected to create the position of Lead Independent Director upon the consummation of the Business Combination and appoint                  to serve in that role.

Board Composition

Upon the consummation of the Business Combination, the NewCo Board will be comprised of seven directors, of which five directors will be nominated by Blackstone, including the chief executive officer of NewCo, and two directors will be nominated by Ackrell, to be approved by Blackstone.

Director Independence

Upon the consummation of the Business Combination, the NewCo Board is expected to determine that Fred Beck, Denise Garner, Bradley Johnson and Janet Lamkin will qualify as independent directors, as defined under the listing rules of Nasdaq, and the NewCo Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, NewCo will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the audit committee, as discussed below.                  will be the NewCo lead independent director under the Nasdaq rules.

Role of the NewCo Board in Risk Oversight/Risk Committee

Upon the consummation of the Business Combination, one of the key functions of the NewCo Board will be informed oversight of NewCo’s risk management process. The NewCo Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the NewCo Board as a whole, as well as through various standing committees of the NewCo Board that address risks inherent in their respective areas of oversight. In particular, the NewCo Board will be responsible for monitoring and assessing strategic risk exposure and NewCo’s audit committee will have the responsibility of considering and discussing NewCo’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.

The audit committee will also monitor compliance with legal and regulatory requirements. NewCo’s compensation committee will also assess and monitor whether NewCo’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

Effective upon the consummation of the Business Combination, the NewCo Board will have three standing committees—an audit committee, a compensation committee, and a nominating and corporate governance committee. The NewCo Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. NewCo intends to comply with future requirements to the extent they will be applicable to NewCo. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of NewCo’s website.

Audit Committee

NewCo’s audit committee will consist of Fred Beck, Bradley Johnson and Janet Lamkin. The NewCo Board will determine that each of the members of the audit committee will satisfy the independence requirements of the Nasdaq and Rule 10A-3 under the Exchange Act and be able to read and understand fundamental financial statements in accordance with the Nasdaq audit committee requirements. In arriving at this determination, the NewCo Board will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

            will serve as the chair of the audit committee. The NewCo Board determined that                 qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the NewCo Board considered                 ’s formal education and previous experience in financial roles. Both Ackrell’s independent registered public accounting firm and management will periodically meet privately with NewCo’s audit committee.

The functions of this committee are expected to include, among other things:

•	evaluating the performance, independence and qualifications of NewCo’s independent auditors and determining whether to retain NewCo’s existing independent auditors or engage new independent auditors;

•	monitoring the integrity of NewCo’s financial statements and NewCo’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the integrity, adequacy and effectiveness of NewCo’s internal control policies and procedures;

•	preparing the audit committee report required by the SEC to be included in NewCo’s annual proxy statement;

•	discussing the scope and results of the audit with NewCo’s independent auditors, and reviewing with management and NewCo’s independent auditors NewCo’s interim and year-end operating results;

•	establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;

•	reviewing NewCo’s guidelines and policies on risk assessment and risk management;

•	reviewing and approving related party transactions;

•

obtaining and reviewing a report by NewCo’s independent auditors at least annually that describes NewCo’s independent auditors internal quality control procedures, any material issues raised by review under such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by NewCo’s independent auditors.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. NewCo will comply with future requirements to the extent they become applicable to NewCo.

Compensation Committee

NewCo’s compensation committee will consist of                ,                  and                  .                  will serve as the chair of the compensation committee. The NewCo Board will determine that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq. The functions of the committee are expected to include, among other things:

•	approving the retention of compensation consultants and outside service providers and advisors;

•

reviewing and approving, or recommending that the NewCo Board approve, the compensation of NewCo’s executive officers, including annual base salary, annual incentive bonuses, specific performance goals relevant to their compensation, equity compensation and employment;

•	reviewing and recommending to the NewCo Board the compensation of NewCo’s directors;

•	administering and determining any award grants under NewCo’s equity and non-equity incentive plans;

•	reviewing and evaluating succession plans for the executive officers;

•	preparing the compensation committee report required by the SEC to be included in NewCo’s annual proxy statement; and

•	periodically reviewing NewCo’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations and Nasdaq listing rules. NewCo will comply with future requirements to the extent they become applicable to NewCo.

Nominating and Corporate Governance Committee

NewCo’s nominating and corporate governance committee will consist of                 ,                  and                 . The NewCo Board will determine that each of the members of NewCo’s nominating and corporate governance committee will satisfy the independence requirements of the Nasdaq.

             will serve as the chair of NewCo’s nominating and corporate governance committee. The functions of this committee are expected to include, among other things:

•	identifying, evaluating, and recommending individuals qualified to become members of the NewCo Board and its committees;

•	evaluating the performance of the NewCo Board and of individual directors;

•	reviewing the Company’s environmental and social responsibility policies and practices;

•	developing and recommending corporate governance guidelines to the NewCo Board; and

•	overseeing an annual evaluation of the NewCo Board and management.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations and Nasdaq listing rules. NewCo will comply with future requirements to the extent they become applicable.

Compensation Committee Interlocks and Insider Participation

None of the intended members of NewCo’s compensation committee has ever been an executive officer or employee of NewCo. None of NewCo’s intended executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the NewCo Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Certificate of Incorporation which will be effective upon Closing limits NewCo’s directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any transaction from which the director derives an improper personal benefit;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for any unlawful payment of dividends or redemption of shares; or

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of NewCo’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The DGCL and the NewCo Bylaws provide that NewCo will, in certain situations, indemnify NewCo’s directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, NewCo will enter into separate indemnification agreements with NewCo’s directors and officers. These agreements, among other things, require NewCo to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of NewCo’s directors or officers or any other company or enterprise to which the person provides services at NewCo’s request.

NewCo plans to maintain a directors’ and officers’ insurance policy pursuant to which NewCo’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. NewCo believes these provisions in the Proposed Certificate of Incorporation and the NewCo Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Code of Conduct and Ethics for Employees, Executive Officers and Directors

The NewCo Board will adopt a code of business conduct and ethics, or the Code of Conduct, applicable to all of NewCo’s employees, executive officers and directors. The Code of Conduct will be available on NewCo’s website. Information contained on or accessible through NewCo’s website is not a part of this proxy statement/prospectus/information statement, and the inclusion of NewCo’s website address in this proxy statement/prospectus/information statement is an inactive textual reference only. The nominating and corporate governance committee of the NewCo Board will be responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. NewCo expects that any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on its website.

Non-Employee Director Compensation

In connection with the consummation of the Business Combination, NewCo intends to propose for adoption by our Board a compensation program for our non-employee directors.

EXECUTIVE COMPENSATION FOLLOWING THE BUSINESS COMBINATION

Unless otherwise noted, “we,” “us,” “our,” and similar terms refer to Blackstone and its subsidiaries prior to the consummation of the Business Combination and to NewCo. and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on NewCo’s current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of NewCo’s executive officers (the “Target NEOs”) and directors.

Post-Combination Company Executive Compensation

In connection with the Business Combination, NewCo intends to develop a compensation program that is designed to align executives’ compensation with NewCo’s business objectives and the creation of stockholder value, while helping NewCo to continue to attract, motivate, and retain individuals who contribute to the long-term success of the company. NewCo anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. NewCo expects to grant the long-term equity-based incentive compensation to its executive officers under the 2022 Plan if stockholders approve the plan as described in the section entitled “Proposal 5: The Incentive Plan Proposal.”

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Mercer, an independent compensation consultant, has been retained to assist NewCo in evaluating the compensation programs for the executive officers following the closing of the Business Combination.

Summary Compensation Table—Fiscal Year 2021

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (1)	All Other Compensation ($) (2)	Total ($)
Roger Dahle	2021	299,516	—	—	—	2,973,003	24,777	3,297,296
Chief Executive Officer
Perry Jensen	2021	300,000	100,000	—	—	—	10,800	410,800
Vice President of Sales
Scott Stevenson	2021	159,385	50,000	—	—	—	4,726	214,111
Vice President of Marketing

(1)

The amounts reported in these columns represent an annual bonus awarded to each of the Target NEOs for fiscal 2021. For Mr. Dahle, the bonus is calculated as a specified percentage of NewCo’s pre-tax net income for the fiscal year. For Messrs. Jensen and Stevenson, the annual bonus is discretionary and determined by the Board based on its assessment of performance during the fiscal year.

(2)

The amounts reported in this column reflect contributions by NewCo to each Target NEO’s account under the NewCo 401(k) plan. In addition, the amount for Mr. Dahle includes $8,581 in Company payments for health insurance premiums and contributions to his health savings account.

Outstanding Equity Awards as of December 31, 2021

None of the Target NEOs held any stock options or other equity-based awards as of December 31, 2021.

Executive Employment Agreements

We have entered into an offer letter with Mr. Jensen, dated October 4, 2019. The letter does not have a specified term and provides that Mr. Jensen’s employment with the Company is at-will. The letter also provides that he will receive an annual base salary of $282,000 and participate in the Company’s benefit plans made available to employees generally. His current base salary is $300,000. The letter does not provide for any severance or other benefit upon a termination of Mr. Jensen’s employment.

Defined Contribution Plans

As part of its overall compensation program, NewCo provides all full-time employees, including each of the Target NEOs, with the opportunity to participate in a defined contribution 401(k) plan. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that employee contributions and income earned on such contributions are not taxable to employees until withdrawn (other than employee contributions under the plan’s Roth 401(k) feature, which are made on an after tax basis). Employees may elect to defer a percentage of their eligible compensation (not to exceed the statutorily prescribed annual limit) in the form of elective deferral contributions to the plan. The 401(k) plan also has a “catch-up contribution” feature for employees aged 50 or older (including those who qualify as “highly compensated” employees) who can defer amounts over the statutory limit that applies to all other employees. NewCo’s current practice is to make matching contributions to participants’ accounts under the plan of 100% of the participant’s contributions up to 3% of the participant’s compensation (as determined under the plan) and 50% of the participant’s contributions between 3% and 5% of the participant’s compensation.

Director Compensation

Prior to the closing of the Business Combination, the members of the NewCo Board who were not employed by NewCo or any of its subsidiaries (“non-employee directors”) did not receive any cash or equity-based compensation for their service on the Board. Mr. Dahle, who is employed by NewCo, does not receive any compensation for his service as a director. NewCo is currently evaluating the compensation to be provided to its non-employee directors following the closing with Mercer’s assistance and has not yet determined the terms of its director compensation policy.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Ackrell common stock as of the date of this proxy statement/prospectus (pre-Business Combination) and (ii) the expected beneficial ownership of NewCo common stock immediately following the consummation of the Business Combination, assuming that no redemptions are made by Ackrell stockholders and alternatively that the maximum number of redemptions are made by Ackrell stockholders, of:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of Ackrell common stock and NewCo common stock post-Business Combination;

•	each of Ackrell’s current executive officers and directors;

•	each person who will become an executive officer or director of NewCo post-Business Combination; and

•	all executive officers and directors of Ackrell as a group pre-Business Combination and all executive officers and directors of NewCo post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Ackrell common stock pre-Business Combination is based on 18,169,000 shares of Ackrell common stock issued and outstanding as of the date of this proxy statement/prospectus.

The expected beneficial ownership of NewCo common stock post-Business Combination is based on 60,676,227 shares of NewCo common stock assuming no redemption and 55,078,214 shares of NewCo common stock assuming maximum redemption. The expected beneficial ownership percentages with respect to NewCo following the Business Combination includes the shares issuable to NAI and Dahle that are held in escrow, but do not take into account (i) the Assumed RSUs; (ii) the issuance of any shares (or options to acquire shares) under the 2022 Incentive Plan or ESPP; (iii) the issuance of any shares upon the exercise of warrants to purchase up to a total of 14,339,000 shares of NewCo common stock that will remain outstanding following the Business Combination or any other warrants underlying units and subunits that are issued to the Sponsor pursuant to the conversion of its working capital loans that were made to Ackrell; and (iv) any indemnification payments that are made after the consummation of the Business Combination by delivery of shares of NewCo common stock. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownerships in NewCo common stock will be different.

Unless otherwise indicated, Ackrell believes that all persons named in the table below have sole voting and investment power with respect to all shares of Ackrell common stock beneficially owned by them.

	Ackrell Before the Business Combination		NewCo After the Business Combination
			Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner (1)	Number of shares	%	Number of shares	%	Number of shares	%
Ackrell SPAC Sponsors I LLC(2)(5)	3,870,000	21.3%	3,814,937	6.3%	3,814,937	6.9%
Michael Ackrell(3)(4)	—	—	1,231,312	2.0%	1,231,312	2.2%
Shannon Soqui(3)	—	—	—	—	—	—
Jason Roth(3)	—	—	—	—	—	—
Stephen Cannon(2)	3,870,000	21.3%	3,814,937	8.4%	3,814,937	9.3%
Long Long(2)	—	—	—	—	—	—
William Lamkin	25,000	*	25,000	*	25,000	*
Daniel Sheehan	25,000	*	25,000	*	25,000	*
All Ackrell directors and officers as a group (seven persons)	3,920,000	21.6%	5,096,249	10.5%	5,096,249	11.6%
5% Holders
North Atlantic Imports, Inc.(5)	—	—	20,350,681	33.5%	20,350,681	36.9%
Roger Dahle(5)	—	—	17,646,927	29.0%	17,646,927	32.4%
James McCormick	—	—	—	—	—	—
Michael Ackrell(3)(4)	—	—	1,231,312	2.0%	1,231,312	2.2%
Fred Beck	—	—	—	—	—	—
Denise Garner	—	—	—	—	—	—
Perry Jensen	—	—	—	—	—	—
Bradley Johnson	—	—	—	—	—	—
Janet Lamkin	—	—	—	—	—	—
Shawn Lee	—	—	—	—	—	—
Mike Moser	—	—	—	—	—	—
Scott Stevenson	—	—	—	—	—	—
All NewCo directors and officers as a group (11 persons)	—	—	18,878,239	31.0%	18,878,239	34.6%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of each of the individuals in the table above pre Business Combination is 2093 Philadelphia Pike #1968, Claymont, DE 19703.
(2)

Represents securities held by Ackrell SPAC Sponsors I LLC, of which Stephen Cannon is sole managing member. Mr. Cannon disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(3)

Does not include any securities held by Ackrell SPAC Sponsors I LLC, of which each person is a direct or indirect member. Each such person disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(4)

Represents securities that would, if paid, equal 50% of the approximately $24.6 million in fees paid to Ackrell Capital upon consummation of the Business Combination for serving as financial advisor to Blackstone, which may be paid to Ackrell Capital in the form of NewCo common stock. To the extent such securities are issued to Ackrell Capital, Mr. Ackrell disclaims beneficial ownership of the reported shares other than to the extent of his ultimate pecuniary interest therein.

(5)

Gives effect to the transfer to the purchasers of units in the PIPE Investment of (i) 211,607 shares of NewCo common issuable to NAI and Dahle; (ii) 55,063 founder shares owned by the Sponsor, pursuant to the terms of the subscription agreements with the PIPE Investors but does not give effect to (i) 1,424,278 shares of NewCo common stock issuable to NAI and Dahle; and (ii) 1,039,517 founder shares owned by the Sponsor, deposited in escrow subject to the make-whole provisions of the subscription agreements with the PIPE Investors purchasing Units. Assumes that up to 1,231,312 shares of NewCo common stock may be paid to Ackrell Capital.

CERTAIN ACKRELL RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ackrell’s Policies and Procedures for Related Party Transactions

Ackrell’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Ackrell or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Ackrell’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b) has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Ackrell’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Ackrell also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Ackrell has agreed not to consummate an initial business combination with an entity that is affiliated with any of its Sponsor, officers, or directors unless Ackrell has obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, and the approval of a majority of its disinterested independent directors that the business combination is fair to its stockholders from a financial point of view.

Ackrell’s Related Party Transactions

On September 11, 2018, Ackrell issued 1,437,500 founder shares to Able SPAC Holdings LLC, an affiliate of EBC, for $5,000 in cash, at a purchase price of approximately $0.0035 per share, in connection with Ackrell’s formation. On August 22, 2019, Ackrell effected a stock dividend of 1.6 shares of Ackrell common stock for every share of Ackrell common stock outstanding, resulting in an aggregate of 3,737,500 founder shares outstanding.

On September 30, 2019 and November 25, 2020, the Sponsor purchased 2,616,250 founder shares and 1,121,250 founder shares from Able SPAC Holdings LLC, respectively, for an aggregate purchase price of $3,500 and $1,500, respectively, or approximately $0.0013 per share in both cases, which was the same effective purchase price per share Able SPAC Holdings LLC originally paid, as adjusted for the stock dividend in August 2019.

On October 14, 2019 and November 25, 2020, Ackrell issued to EBC 200,000 and 150,000 representative shares, respectively, at $0.0001 per share, for an aggregate of 350,000 representative shares.

On November 20, 2019, the Sponsor sold 25,000 founder shares each to Mr. Lamkin and Mr. Sheehan, directors of Ackrell, at approximately $0.0013 per share, the same effective purchase price per share that our Sponsor originally paid.

On November 25, 2020, the Sponsor returned to Ackrell for cancellation, at no cost, an aggregate of 862,500 founder shares, resulting in an aggregate of 3,225,000 shares of Ackrell common stock outstanding, consisting of 2,875,000 founder shares and 350,000 representative shares.

On December 21, 2020, Ackrell effected a stock dividend of 0.2 shares of Ackrell common stock for every share of Ackrell common stock outstanding, resulting in an aggregate of 3,450,000 founder shares outstanding and an aggregate of 420,000 representative shares outstanding. After the aforementioned stock dividend, EBC returned to Ackrell for cancellation, at no cost, 40,000 representative shares, resulting in an aggregate of 380,000 representative shares outstanding.

ACVT I, LLC, an affiliate of Ackrell’s Chairman, has agreed that, until earlier of Ackrell’s consummation of its initial business combination or its liquidation, it will make available to Ackrell certain general and administrative services, including office space, utilities and administrative support, as Ackrell may require from time to time. Ackrell has paid ACVT I, LLC $10,000 per month for these services. Ackrell believes that the fee charged by ACVT I, LLC is at least as favorable as it could have obtained from an unaffiliated person.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to Ackrell’s Sponsor, officers, directors, initial stockholders or their affiliates (including Ackrell Capital and its affiliates) in connection with the consummation of its initial business combination and the repayment of loans from the Sponsor to Ackrell, no compensation or fees of any kind will be paid to Ackrell’s Sponsor, initial stockholders, members of its management team or their respective affiliates for services rendered prior to or in connection with the consummation of its initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on behalf of Ackrell, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by Ackrell.

On December 23, 2020, Ackrell consummated its initial public offering of an aggregate of 13,800,000 units at $10.00 per unit for gross proceeds of $138 million. Ackrell paid EBC an underwriting commission of $2,760,000. Simultaneously with the consummation of the IPO, Ackrell completed the private placement of an aggregate of 539,000 private units to the Sponsor and EBC (470,000 private units to the Sponsor and 69,000 private units to EBC) at a purchase price of $10.00 private units, generating gross proceeds to Ackrell of $5,390,000.

In addition, Ackrell entered into a business combination marketing agreement, pursuant to which it engaged EBC as an advisor in connection with its business combination to assist it in holding meetings with its stockholders to discuss the potential business combination and the target business’ attributes, introduce Ackrell to potential investors that are interested in purchasing its securities in connection with its initial business combination, assist Ackrell in obtaining stockholder approval for the business combination and assist Ackrell with its press releases and public filings in connection with the initial business combination. Ackrell will pay EBC a cash fee for such services upon the consummation of its initial business combination in an amount equal to 3.5% of the gross proceeds of the IPO (exclusive of any applicable finders’ fees that might become payable); provided that up to 30% of the fee may be allocated at Ackrell’s sole discretion to other FINRA members (including, with EBC’s prior consent, which shall not be unreasonably withheld, companies affiliated with Ackrell or its officers or directors, including Ackrell Capital) that assist Ackrell in identifying or consummating an initial business combination.

CERTAIN NEWCO RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

The Manufacturing Supply Agreement

On September 9, 2021, Blackstone and Fugang Technology Inc. entered into a Manufacturing Supply Agreement, as amended on September 28, 2021 and further amended on October 22, 2021, whereby Fugang Technology Inc. will manufacture and sell to Blackstone the products outlined in the Manufacturing Supply Agreement. Shawn Lee, a director nominee of NewCo, is the Chief Executive Officer of Fugang Technology Inc.

Business Arrangements with NewCo’s Executive Officers, Directors, 5% or more holders or their Immediate Family Members

Cowell Redemption Agreement

Blackstone will enter a redemption agreement with Cowell USA, and Dahle, pursuant to which Blackstone will redeem, prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), certain of Blackstone’s membership interests held by Cowell in exchange for $100,000,000, which will be funded by newly-incurred indebtedness for borrowed money of Blackstone in the principal amount of $100,000,000.

Stockholder Support Agreement

On December 22, 2021, Ackrell, NewCo, and certain key Ackrell stockholders entered into the Stockholder Support Agreement, whereby the key Ackrell stockholders agreed, among other things, to vote all of their shares of Ackrell common stock in favor of the merger and the adoption of the Business Combination Agreement. Additionally, such stockholders agreed not to (prior to any termination of the Stockholder Support Agreement) (a) transfer any of their shares of Ackrell common stock (or enter into any contract or option with respect thereto) or (b) enter into any voting arrangement that is inconsistent with the Stockholder Support Agreement. Collectively, as of December 22, 2021, the key Ackrell stockholders held sufficient shares of Ackrell stock to deliver the requisite votes needed to approve the merger and adopt the Business Combination Agreement.

Certain Transactions Pursuant to the Business Combination

Pursuant to the Business Combination, immediately following the effectiveness of the merger, NAI will contribute 33 shares of Cowell USA common stock to Ackrell. Ackrell will then redeem 22 of those shares upon Closing in exchange for $150,000,000. The Chairman of Ackrell, Michael Ackrell, will sit on the board of NewCo following the consummation of the Business Combination.

Indemnification Agreements

NewCo intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the NewCo A/R Charter and the NewCo Bylaws. These agreements, among other things, will require NewCo to indemnify NewCo’s directors and executive officers for certain expenses, including reasonable attorneys’ fees, incurred by a director or executive officer in generally any action or proceeding arising out of their services as one of NewCo’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at NewCo’s request. NewCo believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the NewCo A/R Charter and the NewCo Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit NewCo and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Related Person Transactions Policy Following the Business Combination

Upon the consummation of the Business Combination, it is anticipated that the NewCo Board will adopt a written Related Person Transactions Policy that sets forth NewCo’s policies and procedures regarding the identification, review, consideration, and oversight of “related person transactions.” For purposes of NewCo’s policy only, a “related person transaction” is a transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which NewCo or any of its subsidiaries are participants involving an amount that exceeds $120,000 and in which any “related person” has a material interest.

Transactions involving compensation for services provided to NewCo as an employee, consultant, or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director, or a holder of more than 5% of any class of NewCo’s voting securities (including NewCo common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons. A related person is also someone who has a position or relationship with any firm, corporation, or other entity that engages in the transaction if (i) such person is employed or is a general partner or principal or in a similar position with significant decision making influence, or (ii) the direct or indirect ownership by such person and all other foregoing persons, in the aggregate, is 10% or greater in another person which is party to the transaction.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of NewCo’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to NewCo’s audit committee (or, where review by NewCo’s audit committee would be inappropriate, to another independent body of the NewCo Board) for review. To identify related person transactions in advance, NewCo will rely on information supplied by NewCo’s executive officers, directors, and certain significant stockholders. In considering related person transactions, NewCo’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to NewCo;

•	the nature of the related person’s interest in the transaction;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties.

All related party transactions may be consummated or continued only if approved or ratified by NewCo’s audit committee. No member of NewCo’s audit committee may participate in the review, approval or ratification of a transaction with respect to which he or she is a related party, except that such member may be counted for purposes of a quorum and shall provide such information with respect to the transaction as may be reasonably requested by other members of NewCo’s audit committee.

All of the transactions described above were entered into prior to the adoption of such policy.

DESCRIPTION OF SECURITIES OF NEWCO

The following summary of the material terms of the NewCo’s securities following the Closing is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the NewCo A/R Charter in its entirety for a complete description of the rights and preferences of NewCo’s securities following the Closing. The NewCo A/R Charter is described in “Proposal 2: The Charter Amendments Proposal,” and the full text of the NewCo A/R Charter is attached as Annex B to this proxy statement/prospectus.

Pursuant to the certificate of incorporation of NewCo, NewCo’s authorized capital stock consists of 1,000 shares of common stock, $0.0001 par value. Following the Business Combination, pursuant to the NewCo A/R Charter, the authorized capital stock of NewCo will consist of 220,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of NewCo after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

It is anticipated that, immediately after the Closing of the Business Combination, NewCo will have a total of 60,676,227 shares of NewCo common stock issued and outstanding. The foregoing excludes any outstanding warrants, does not take into account the Assumed RSUs and issuance of shares upon the conversion of the Convertible Notes and assumes that (i) there are no redemptions of any shares by Ackrell’s public stockholders in connection with the Business Combination; (ii) no awards are issued under the Incentive Plan; (iii) no shares are issued under the ESPP; and (iv) Ackrell does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Ackrell’s existing stockholders and the other parties described above in NewCo will be different.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the NewCo A/R Charter or NewCo Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of NewCo common stock that are voted is required to approve any such matter voted on by our stockholders.

The NewCo Board will consist of seven members upon the closing of the Business Combination. In accordance with the NewCo A/R Charter to be filed immediately prior to the Closing of the Business Combination, the NewCo Board will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

All of the outstanding shares of Ackrell common stock will convert into shares of NewCo common stock at the Closing of the Business Combination. With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our initial stockholders, each of whom will be subject to the same transfer restrictions) until the earlier of (A) the six-month anniversary of the Closing or (B) subsequent to our initial business combination, (x) if the last reported sale price of Ackrell common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period following our initial business combination, or (y) the date on which we complete a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Preferred Stock

The NewCo A/R Charter provides that shares of preferred stock may be issued from time to time in one or more series. The NewCo Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The NewCo Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the NewCo Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of NewCo or the removal of existing management. Although NewCo will not have any preferred stock outstanding at or prior to the date of the Closing of the Business Combination and does not currently intend to issue any shares of preferred stock in connection with the Business Combination, NewCo cannot assure you that it will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Each NewCo warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the Business Combination. However, no warrants will be exercisable for cash unless NewCo has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when NewCo shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the five trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

NewCo may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant,

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•

if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-trading-day period commencing after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for the warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, NewCo management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the five trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The warrants will be issued in registered form under a warrant agreement between                     , as warrant agent, and NewCo. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval, by written consent or vote, of the holders of at least 50% of the then-outstanding public warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder would beneficially own in excess of 9.8% of the shares of common stock outstanding.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, NewCo will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

The Warrant Agreement provides that, subject to applicable law, any action, proceeding or claim against NewCo, as the successor or assignor of Ackrell, arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding, or claim. See the section entitled “Risk Factors—Risks Related to NewCo and NewCo Common Stock Following the Business Combination—The Ackrell Charter and the NewCo A/R

Charter require, to the fullest extent permitted by law, that derivative actions brought in Ackrell’s or NewCo’s name, as applicable, against their respective directors, officers, other employees, or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Ackrell’s or NewCo’s directors, officers, other employees, or stockholders, as applicable.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Dividends

NewCo does not intend to pay cash dividends on its common stock. The payment of cash dividends will be dependent upon NewCo’s revenues and earnings, if any, capital requirements and general financial conditions. The payment of any cash dividends will be within the discretion of the NewCo Board at such time. Further, NewCo’s ability to declare dividends may be limited by restrictive covenants contained in the agreements governing NewCo’s indebtedness.

Our Transfer Agent and Warrant Agent

The transfer agent for NewCo common stock and warrant agent for NewCo warrants will be                     . NewCo has agreed to indemnify                      in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and the NewCo A/R Charter and the NewCo Bylaws

NewCo will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of NewCo’s outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of NewCo’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions of Section 203 do not apply if:

•	the NewCo Board approves the transaction that made the stockholder an “interested stockholder” prior to the date of the transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of NewCo’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

on or subsequent to the date of the transaction, the initial business combination is approved by the NewCo Board and authorized at a meeting of NewCo’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with NewCo for a three-year period. This provision may encourage companies interested in acquiring NewCo to negotiate in advance with the NewCo Board because the stockholder approval requirement would be avoided if the NewCo Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the NewCo Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The NewCo A/R Charter provides that the NewCo Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the NewCo Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized But Unissued Shares

NewCo’s authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of NewCo by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Forum for Certain Lawsuits

The NewCo A/R Charter requires, to the fullest extent permitted by law, that derivative actions brought in NewCo’s name, actions against any current or former directors, officers, employees, or stockholders of NewCo for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The NewCo A/R Charter also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against NewCo’s directors and officers, although the NewCo stockholders will not be deemed to have waived NewCo’s compliance with federal securities laws and the rules and regulations thereunder.

Special Meeting of Stockholders

The NewCo Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by the NewCo Board.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The NewCo Bylaws provide that stockholders seeking to bring business before NewCo’s annual meeting of stockholders, or to nominate candidates for election as directors at NewCo’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at NewCo’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in NewCo’s annual proxy statement must comply with the notice periods contained therein. The NewCo Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude NewCo’s stockholders from bringing matters before NewCo’s annual meeting of stockholders or from making nominations for directors at NewCo’s annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The NewCo Board will be divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the NewCo Board only by successfully engaging in a proxy contest at two or more annual meetings. The NewCo A/R Charter and the NewCo Bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of NewCo capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the NewCo Board, including a vacancy resulting from an enlargement of the NewCo Board, may be filled only by vote of a majority of NewCo’s directors then in office.

Listing of NewCo Securities

It is anticipated that NewCo’s common stock and warrants will be traded on the Nasdaq Stock Market under the symbols “BLKS” and “BLKSW,” respectively, following the closing of the Business Combination.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) Ackrell is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•

1% of the total number of shares of common stock then outstanding (as of the date of this proxy statement/prospectus, there were 18,169,000 shares of Ackrell common stock outstanding, including shares underlying Ackrell’s subunits); or

•	the average weekly reported trading volume of the Ackrell common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial stockholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed the Business Combination and the above conditions are satisfied.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

Both Ackrell and NewCo are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Business Combination is completed, Ackrell stockholders will become stockholders of NewCo, and their rights will be governed by the DGCL, and, assuming the Charter Amendments Proposal is approved by the Ackrell stockholders, the NewCo A/R Charter attached to this proxy statement/prospectus as Annex B, and the NewCo Bylaws.

The table below summarizes the material differences between the current rights of Ackrell stockholders under Ackrell’s certificate of incorporation and bylaws and the post-Closing rights of NewCo stockholders under the NewCo A/R Charter and NewCo Bylaws, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Ackrell and NewCo believe that the summary tables cover the material differences between the rights of the Ackrell stockholders prior to the Business Combination and the rights of NewCo stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Ackrell before the Business Combination and being a stockholder of NewCo after the Business Combination. Ackrell has attached as Annex B to this proxy statement/prospectus a copy of the NewCo A/R Charter, has filed the NewCo Bylaws as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. NewCo will also send copies of its organizational documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Current Ackrell Rights Versus NewCo Rights Post-Business Combination

Provision	Ackrell	NewCo
Authorized Capital Stock	Ackrell is authorized to issue 101,000,000 shares of capital stock, consisting of (a) 100,000,000 shares of common stock and (b) 1,000,000 shares of preferred stock.

NewCo will be authorized to issue 225,000,000 shares of capital stock, consisting of (a) 220,000,000 shares of common stock and (b) 5,000,000 shares of preferred stock, each having a par value of $0.0001.

Upon consummation of the Business Combination and assuming no shares of Ackrell common stock are redeemed, we expect there will be approximately 60,676,227 shares of NewCo common stock.

Number and Qualification of Directors

The number of directors of Ackrell shall be not less than one (1) nor more than nine (9). The exact number of directors shall be fixed from time to time by resolution adopted by the board of directors.

The number of directors of NewCo shall be 7. The precise number of directors shall be fixed by the NewCo Board pursuant to a resolution adopted by the board of directors.

Provision	Ackrell	NewCo

Classification of the Board of Directors

The board of directors of Ackrell shall be divided into three classes. The directors in Class A shall be elected for a term expiring at Ackrell’s first annual meeting of stockholders, the directors in Class B shall be elected for a term expiring at Ackrell’s second annual meeting of stockholders and the directors in Class C shall be elected for a term expiring at Ackrell’s third annual meeting of stockholders.

The NewCo Board will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause.

Appointment of Directors

At the first election of directors by Ackrell’s incorporator, the directors elected by the incorporator shall serve as Class C directors for a term expiring at Ackrell’s third annual meeting of stockholders. The Class C directors shall then appoint additional Class A, Class B and Class C directors, as necessary.

At NewCo’s annual meeting, the stockholders elect directors each of whom shall hold office until his or her successor is elected and qualified, unless sooner displaced.

At stockholder meetings for the election of directors, the vote required for election of a director shall be by a plurality of the votes cast by stockholders entitled to vote in the election in favor or against the election of a nominee.

Removal of Directors	Any director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors. Notwithstanding the foregoing, if the Ackrell Board is classified, stockholders may effect such removal only for cause. In case any one or more directors be so removed, new directors may be elected at the same time for the unexpired portion of the full term of the Director or Directors so removed.

Except any preferred stock director, any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least 66 2⁄3% of the total voting power of all then-outstanding shares of NewCo entitled to vote for the election of directors.

Vacancies on the Board of Directors	Vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may	Any newly created directorship on the NewCo Board that results from an increase in the number of directors and any vacancies on the board are

Provision	Ackrell	NewCo

be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the next election of the class for which such director shall have been chosen, and until his successor shall be elected and qualified, or until such director’s earlier resignation, removal from office, death or incapacity.

filled exclusively pursuant to a resolution adopted by a majority of the NewCo Board then in office, even if less than a quorum, or by a sole remaining director.

Any director elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that shall coincide with the remaining term of that class and any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of their predecessor.

Special Meeting of the Board of Directors	Special meetings of the Ackrell Board may be called by the president or a majority of the entire board of directors.	Special meetings of the NewCo Board may be called by the Chairman of the NewCo Board, the Chief Executive Officer, the President or any two directors then in office.

Special Meeting of the Stockholders

Special meetings of the stockholders of Ackrell may only be called by a majority of the entire board of directors, or the president or the chairman, and shall be called by the secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.

Special meetings of the stockholders of NewCo may be called by a resolution adopted by the majority of the NewCo Board and may not be called by any other persons.

Notice of Stockholder Meetings

Unless otherwise provided by law, written notice of each meeting of Ackrell stockholders, whether annual or special, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Except as otherwise required by law or in the current charter, written notice of each meeting of NewCo stockholders, whether annual or special, shall be given to each stockholder of record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting unless otherwise required by law, the NewCo A/R Charter, or the bylaws of NewCo.

Voting

Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation (as defined below), the holders of Ackrell’s common stock shall exclusively possess all voting power and each share of common stock shall

Except as otherwise required by law or the NewCo A/R Charter, holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except

Provision	Ackrell	NewCo

have one vote. The holders of shares of common stock shall not have cumulative voting rights. The Ackrell Board is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issue of such series (a “Preferred Stock Designation”).

as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of NewCo that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the NewCo A/R Charter or the DGCL.

Cumulative Voting	The Ackrell Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the charter of NewCo. The charter of NewCo does not authorize cumulative voting.

Action by Written Consent

Any action required to be taken at any Ackrell’s annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to Ackrell by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of Ackrell having custody of the book in which proceedings of meetings of stockholders are recorded.

Any action required or permitted to be taken by the stockholders of NewCo at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of stockholders of NewCo and may not be effected by any consent in writing by such stockholders.

Declaration and Payment of Dividends	Dividends upon the capital stock of Ackrell may be declared by the Ackrell Board at any regular or special meeting, pursuant to law. Dividends	The NewCo Board may from time to time declare, and NewCo may pay, dividends (payable in cash, property, or shares of NewCo’s capital stock) on NewCo’s outstanding shares of capital

Provision	Ackrell	NewCo
	may be paid in cash, in property, or in shares of the capital stock,	stock, subject to the requirements of the DGCL and the NewCo A/R Charter.
Limitation of Liability of Directors and Officers

A director of Ackrell shall not be personally liable to Ackrell or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Ackrell or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The NewCo A/R Charter will provide that, to the fullest extent provided by law, no director will be personally liable to NewCo or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The Ackrell Charter will provide that Ackrell will indemnify each director and officer and all other persons whom it may indemnify to the full extent permitted by DGCL.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The charter of NewCo will provide that NewCo will indemnify each director and officer to the fullest extent permitted by applicable law.

Interested Directors

Unless Ackrell and a director or officer of Ackrell otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of Ackrell unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of Ackrell and such opportunity is one Ackrell is legally and contractually permitted to undertake and would otherwise be reasonable for Ackrell to pursue.

To the fullest extent permitted by law, NewCo renounces any expectancy that any of the NewCo directors will offer any corporate opportunity in which he or she may become aware to NewCo, except with respect to any of the directors of NewCo with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director of NewCo while such person is performing services in such capacity.

Provision	Ackrell	NewCo

Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The board of directors of Ackrell may exercise all such powers of Ackrell and do all such lawful acts and things as allowed by statute or the Ackrell Charter.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The NewCo Board may exercise all such powers of NewCo and do all such lawful acts and things as allowed by statute or the NewCo A/R Charter or the Proposed Bylaws of the stockholders’ agreement of NewCo stockholders directed or required to be exercised or done solely by stockholders.

Inspection of Books and Records

Ackrell shall, either at its principal executive office or at such place or places as designated by the board of directors, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these by-laws, as may be amended to date, minute books, accounting books and other records.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. NewCo shall at its principal executive office or other place designated by the board of directors, keep a record of its stockholders, the number and class of

Provision	Ackrell	NewCo
shares held, a copy of the bylaws as amended to date, accounting books and other records.
Choice of Forum

The Ackrell Charter, unless Ackrell consents in writing to the selection of an alternative forum, generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Ackrell, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Ackrell to Ackrell or Ackrell’s stockholders, (iii) any action asserting a claim against the Ackrell, its directors, officers or employees arising pursuant to any provision of the DGCL or the Ackrell Charter or the bylaws of Ackrell, or (iv) any action asserting a claim against Ackrell, its directors, officers or employees governed by the internal affairs doctrine, subject to certain exceptions. Notwithstanding the foregoing, this provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The NewCo A/R Charter, unless NewCo consents in writing to the selection of an alternative forum, generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of NewCo, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of NewCo to NewCo or NewCo’s stockholders, (iii) any action asserting a claim against NewCo, its directors, officers, or employees arising pursuant to any provision of the DGCL or the NewCo A/R Charter or the Proposed Bylaws, or (iv) any action asserting a claim against NewCo, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions.

The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Quorum

Board of directors: A majority of the Ackrell board constitutes a quorum at any meeting of the board of directors.

Stockholders: The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders.

Board of directors: A majority of the NewCo Board constitutes a quorum at any meeting of the NewCo Board.

Stockholders: The presence, in person or proxy, at a stockholder meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Amendment to Certificate of Incorporation	No amendment to article six of the Ackrell Charter shall be effective during the period from the effectiveness of the registration	Under Delaware law, an amendment to a charter generally requires the approval of the NewCo Board and a majority of the combined voting

Provision	Ackrell	NewCo

statement on Form S-1 filed with the Securities and Exchange Commission in connection with Ackrell’s IPO up to and including the first to occur of a business combination or 12 months after the consummation of the IPO, or such other later date pursuant to the extension set forth in the Ackrell Charter.

power of the then-outstanding shares of voting stock, voting together as a single class. The affirmative vote of the holders of at least sixty-six and two-third percent (66 2⁄3%) of the voting power of NewCo’s outstanding shares of capital stock entitled to vote in the election of directors, shall be required to amend the NewCo A/R Charter inconsistent with any provision inconsistent with Articles V, VI, VIII, VIII, IX or X of the NewCo A/R Charter.

Amendment to Bylaws

Ackrell’s original or other bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting or, if Ackrell’s Charter so provides, by the Ackrell Board.

The NewCo Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of NewCo by an affirmative vote of the majority of the entire board of directors. The bylaws may also be amended, repealed or added to by the NewCo stockholders representing at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of all of the then-outstanding shares of capital stock of NewCo entitled to vote generally in the election of directors, voting together as a single class.

Liquidation if No Business Combination

In the event that Ackrell does not consummate a business combination by 12 months, or such later date pursuant to the extension set forth in the Ackrell Charter, Ackrell shall dissolve and liquidate, subject to procedures set forth in the Ackrell Charter.

None.

Redemption Rights

In the event that Ackrell does not consummate a business combination within 12 months, or such later date pursuant to the extension set forth in the Ackrell Charter, Ackrell shall as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO subunits for cash for a redemption price per share equal to the amount then held in the Trust Account, less any interest for any income or other taxes payable, divided by the total number of IPO subunits then outstanding (which redemption will completely extinguish

None.

Provision	Ackrell	NewCo
such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law

HOUSEHOLDING INFORMATION

Unless we have received contrary instructions, we may send a single copy of this proxy statement to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact us at our offices at 2093 Philadelphia Pike #1968, Claymont, DE 19703, (650) 560-4753 to inform us of his or her request; or

•	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP will pass upon the validity of the common stock and warrants issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Ackrell SPAC Partners I Co. as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 included in this proxy statement/prospectus have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Ackrell to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

The consolidated financial statements of Cowell International Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Ackrell Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, Delaware 19703. Following the Business Combination, such communications should be sent in the care of Blackstone Products, Inc., 1073 W. 1700 N., Logan, UT 84321. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

The Ackrell Board is aware of no other matter that may be brought before the Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Ackrell Special Meeting.

If the Business Combination is completed, you will be entitled to attend and participate in NewCo’s annual meetings of stockholders. Ackrell does not expect to hold a 2022 annual meeting of stockholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if Ackrell does not consummate a business combination within the prescribed time frame, Ackrell is required to begin the dissolution process provided for in the Ackrell Charter, as amended. Ackrell will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports and other reports and information with the SEC. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through Electronic Data Gathering, Analysis and Retrieval (known as “EDGAR”) system and are publicly available on the SEC’s website, located at http://www.sec.gov. We will provide without charge to you, upon written or oral request, a copy of the reports and other information filed with the SEC.

As of the date of this proxy statement/prospectus, we have filed a registration statement on Form S-4 to register with the SEC securities that we will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of NewCo, as well as a proxy statement of Ackrell for the Special Meeting.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact us by telephone or in writing:

Long Long

Chief Financial Officer and Acting Sectary

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, Delaware 19703

You may also obtain these documents by requesting them in writing or by telephone from Ackrell’s proxy solicitor at the following address and telephone number:

Tel:

Email:

If you are a stockholder of Ackrell and would like to request documents, please do so by                 , 2022 in order to receive them before the Special Meeting. If you request any documents from Ackrell, Ackrell will mail them to you by first-class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Ackrell has been supplied by Ackrell, and all such information relating to Blackstone has been supplied by Blackstone. Information provided by either Ackrell or Blackstone does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of Ackrell for the Special Meeting. Ackrell has not authorized anyone to give any information or make any representation about the Business Combination, Ackrell or Blackstone that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/ prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

ACKRELL SPAC PARTNERS I CO.

Audited Financial Statements of Ackrell SPAC Partners I Co. as of December 31, 2020 and for years ended December 31, 2020 and 2019
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2020 and 2019	F-4
Consolidated Statements of Changes in Stockholder’s Equity for the Consolidated Statements of Operations for the Years Ended December 31, 2020 and 2019	F-5
Consolidated Statements of Cash Flows for the Consolidated Statements of Operations for the Years Ended December 31, 2020 and 2019	F-7
Notes to Financial Statements	F-8

Condensed Financial Statements of Ackrell SPAC Partners I Co. as of September 30, 2021 and for the Three and Nine Months ended September 30, 2021 (unaudited)
Condensed Balance Sheets as of September 30, 2021 and December 31, 2020	F-26
Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2021 and 2020	F-27
Condensed Statements of Changes in Members’ Equity for the Three Months Ended September 30, 2021 and 2021	F-28
Condensed Statements of Cash Flows for the Three and Nine Months Ended September 30, 2021 and 2020	F-29
Notes to Condensed Financial Statements	F-30

COWELL INTERNATIONAL INC.

Condensed Consolidated Financial Statements for Cowell International Inc. as of September 30, 2021 and for the Nine Months ended September 30, 2021 and 2020 (unaudited)
Condensed Consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	F-48
Condensed Consolidated Statements of Income for the Nine Months Ended September 30, 2021 and 2020	F-49
Condensed Consolidated Statements of Changes in Equity for the Nine Months Ended September 30, 2021 and 2020	F-50
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2021 and 2020	F-51
Notes to Condensed Consolidated Financial Statements	F-52

Audited Consolidated Financial Statements for Cowell International Inc. as of December 31, 2020 and 2019 and for each of the Three Years in the period ended December 31, 2020
Report of Independent Registered Public Accounting Firm	F-66
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-67
Consolidated Statements of Operations for the Years Ended December 31, 2020, 2019 and 2018	F-68
Consolidated Statements of Changes in Equity (Deficit) for the Years Ended December 31, 2020, 2019 and 2018	F-69
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018	F-70
Notes to Consolidated Financial Statements	F-71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ackrell SPAC Partners I Co.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Ackrell SPAC Partners I Co. (the “Company”) as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2019.

New York, New York

March 30, 2021, except for Note 2, 3, 8, and 11 as to which the date is February 7, 2022.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

BALANCE SHEETS

	December 31,
	2020	2019
	As Restated
Assets
Cash	$677,130	$13,248
Prepaid assets	226,723	—
Deferred offering costs	—	207,325

Total Current Assets	903,853	220,573
Cash and securities held in Trust Account	139,383,247	—

Total assets	$140,287,100	$220,573

Liabilities and Stockholders’ Equity
Accounts payable and accrued expense	$292,965	$69,060
State franchise tax accrual	7,225	—
Due to related parties	3,548	—
Sponsor loans	—	150,000

Total current liabilities	303,738	219,060

Warrant liabilities	580,860	—

Total liabilities	884,598	219,060

Commitments
Common stock subject to possible redemption, 13,800,000 and 0 shares (at redemption value of $10.10 per share) at December 31, 2020 and 2019, respectively	139,383,247	—
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 4,369,000 shares (excluding 13,800,000 shares subject to possible redemption) and 3,937,500 shares issued and outstanding at December 31, 2020 and 2019, respectively	437	394
Additional paid-in capital	144,300	4,874
Accumulated deficit	(125,482)	(3,755)

Total stockholders’ equity	19,255	1,513

Total Liabilities and Stockholders’ Equity	$140,287,100	$220,573

The accompanying notes are an integral part of these financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
	As Restated
Formation and operating costs	$118,791	$3,755

Loss from operations	(118,791)	(3,755)

Other income
Interest income	3,247	—
Change in fair value of warrant liabilities	(6,187)

Total other income (loss)	(2,937)	—

Net loss	$(121,728)	$(3,755)

Basic and diluted weighted average shares outstanding, common stock subject to redemption	339,344	—

Basic and diluted net loss per share attributable to common stock subject to redemption	52.43	—

Basic and diluted weighted average shares outstanding, common stock	3,429,593	3,293,288

Basic and diluted net loss per share attributable to common stockholders	$(5.22)	$(0.00)

The accompanying notes are an integral part of these financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock (1)		Additional Paid-in Capital	Share Subscription Receivable	Accumulated Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Par Value
Balance as of December 31, 2018	3,737,500	$374	$4,626	$(5,000)	$—	$—
Cash received for share subscription receivable	—	—	—	5,000	—	5,000
Issuance of representative shares	200,000	20	248		—	268
Net loss					(3,755)	(3,755)

Balance as of December 31, 2019	3,937,500	$394	$4,874	$—	$(3,755)	$1,513
Issuance of representative shares on November 25, 2020	150,000	15	792,428	—	—	792,443
Return of Insider Shares in connection with the downsized offering on November 25, 2020	(862,500)	(86)	86	—	—	—
Effectuation of a 1.2-for-1 stock dividend in connection with the upsized offering on December 21, 2020	645,000	64	(64)	—	—	—
Return of representative shares on December 21, 2020	(40,000)	(4)	4	—	—	—
Sale of 13,800,000 Units on December 23, 2020 through public offering	13,800,000	1,380	137,998,620	—	—	138,000,000
Sale of 539,000 Private Placement Units on December 23, 2020	539,000	54	5,389,946	—	—	5,390,000
Underwriters’ discount	—	—	(2,760,000)	—	—	(2,760,000)
Initial value of private warrants	—	—	(574,676)	—	—	(574,676)
Reclassification of offering costs related to public shares	—	—	3,655,046	—	—	3,655,046
Other offering expenses	—	—	(1,325,051)	—	—	(1,325,051)
Net Loss	—	—	—	—	(121,727)	(121,727)
Maximum number of redeemable shares	(13,800,000)	(1,380)	(123,471,861)	—	—	(123,473,241)

	Common Stock (1)		Additional Paid-in Capital	Share Subscription Receivable	Accumulated Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Par Value
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against additional paid in capital	—	—	(19,561,805)	—	—	(19,561,805)
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against additional paid in capital (interest earned on trust account)	—	—	(3,247)	—	—	(3,247)

Balance as of December 31, 2020 (As Restated)	4,369,000	$437	$144,300	$—	$(125,482)	$19,255

(1)	This number excludes 13,800,000 and 0 common stock subject to possible redemption at December 31, 2020 and 2019, respectively.

The accompanying notes are an integral part of these financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash Flows from Operating Activities:	As Restated
Net loss	$(121,727)	$(3,755)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investment held in Trust Account	(3,247)	—
Change in fair value of warrants	6,184	—
Changes in current assets and current liabilities:
Deferred offering costs	207,325	(138,017)
Prepaid assets	(226,723)	—
Accounts payable and accrued expense	223,905	—
State franchise tax accrual	7,225	—
Due to related parties	3,548	—

Net cash provided by/(used in) operating activities	96,490	(141,772)
Cash Flows from Investing Activities:
Cash deposited in Trust Account	(139,380,000)	—

Net cash used in investing activities	(139,380,000)	—
Cash Flows from Financing Activities:
Proceeds from issuance of 150,000 representative shares	15	—
Proceeds from share issuance to Underwriter and collection of subscription receivable from initial stockholder	—	5,020
Proceeds from initial public offering, net of underwriters’ discount	135,240,000	—
Proceeds from private placement	5,390,000	—
Proceeds from Sponsor loan	150,000	150,000
Repayment of Sponsor loan	(300,000)	—
Payments of offering costs	(532,623)	—

Net cash provided by financing activities	139,947,392	155,020
Net Increase in Cash	663,882	13,248
Cash — Beginning	13,248	—

Cash — Ending	$677,130	$13,248

Supplemental Disclosure of Non-cash Financing Activities:
Increase in deferred offering costs for stock issued to Underwriter	$—	$248

Increase in account payable for deferred offering costs	$—	$69,060

Sponsor shares surrendered as part of downsizing	$(86)	$—

1 for 1.2 stock dividend as part of upsizing	$64	$—

Shares surrendered by Underwriter for no consideration	$(4)	$—

Initial value of warrant liabilities	574,676	—

Initial value of common stock subject to possible redemption	123,473,241	—

Reclassification of offering costs related to public shares	(3,655,046)	—

Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against additional paid-in-capital (“APIC”)	19,561,805

Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC (interest earned on trust account)	3,247

The accompanying notes are an integral part of these financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Ackrell SPAC Partners I Co. (the “Company”) is a blank check company formed under the laws of the State of Delaware on September 11, 2018. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination” or “Initial Business Combination”).

As of December 31, 2020, the Company had not yet commenced any operations generating revenue. All activity through December 31, 2020 relates to the Company’s formation, the Initial Public Offering (as defined below) and the search for prospective targets to effect a Business Combination. The Company has selected December 31 as its fiscal year end.

Financing

The registration statements (“Registration Statements”) for the Company’s initial public offering (“Initial Public Offering” or “IPO”) were declared effective on December 21, 2020. On December 23, 2020, the Company consummated the Initial Public Offering of 13,800,000 units (the “Public Units”), which included the full exercise of the underwriter’s overallotment option, generating gross proceeds of $138,000,000, which is described in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 539,000 units (the “Private Units”) at a price of $10.00 per unit in a private placement to the Company’s sponsor (Ackrell SPAC Sponsors I LLC; the “Sponsor”) and EarlyBirdCapital, Inc. (“EBC”), generating gross proceeds of $5,390,000, which is described in Note 5.

Trust Account

Following the closing of the IPO on December 23, 2020, an amount of $139,380,000 ($10.00 per Unit) from the net proceeds of the sale of the Public and Private Units in the IPO and private placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the earlier of (a) the completion of the Company’s Initial Business Combination, (b) the redemption of any public subunits (as described in Note 4) properly submitted in connection with a stockholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public subunits if the Company is unable to complete the Initial Business Combination within the Combination Period (as defined below).

Initial Business Combination

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination. The Company will provide its stockholders with the opportunity to redeem all or a portion of their public subunits included in the Public Units sold in the IPO upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their public subunits for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Company will have 12 months from the closing of the IPO to consummate a Business Combination with an opportunity to extend the period of time up to two times each by an additional three months (for a total of up to 18 months to complete a business combination) (the “Combination Period”), subject to the sponsor depositing into the Trust Account, on or prior to the applicable deadline, additional funds of $1,380,000 ($0.10 per unit) for each of the available three-month extensions. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public subunits for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Sponsor, EarlyBirdCapital and the Company’s officer and directors have agreed to (i) waive their conversion rights with respect to their Founder Shares, representative shares and Private Subunits (the “Private Securities”) in connection with the consummation of a Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Private Securities if the Company fails to consummate a Business Combination within the Combination Period and (iii) not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association that would affect the substance or timing of the Company’s obligation to redeem 100% of its public subunits if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their public subunits in conjunction with any such amendment.

Liquidation

The holders of the Private Securities will not participate in any liquidation distribution with respect to such securities. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.10 per Public Unit in the IPO. The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per public subunit by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of the Company’s IPO against certain liabilities, including liabilities under the Securities Act. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor have the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

Liquidity

As of December 31, 2020, the Company had cash outside the Trust Account of $677,130 available for working capital needs. All remaining cash and securities were held in the Trust Account and is generally unavailable for the Company’s use, prior to an initial Business Combination, and is restricted for use either in a Business Combination or to redeem public subunits. As of December 31, 2020, none of the amount on deposit in the Trust Account was available to be withdrawn as described above.

Through December 31, 2020, the Company’s liquidity needs were satisfied through receipt of $5,000 from the sale of the insider shares, advances from the Sponsor in an aggregate amount of $300,000 which were repaid upon the IPO (as described in Note 6) and the remaining net proceeds from the IPO and Private Placement (as described in Note 4 and 5).

The Company anticipates that the $677,130 outside of the Trust account as of December 31, 2020, will be sufficient to allow the Company to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time.

As part of the Company’s IPO filings, the Company publicly disclosed that its initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. As of December 31, 2020, no Working Capital Loans were outstanding.

Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans from the Initial Stockholders, the Sponsor, the Company’s officers and directors, or their respective affiliates, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

Note 2 — Restatement of Financial Statements

Redeemable Equity Instruments

As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements. The Company had previously classified a portion of its public subunits (and the underlying shares of common stock) in permanent equity. Subsequent to the re-evaluation, the Company’s management concluded that all of its public subunits should be classified as temporary equity. The identified errors impacted the Company’s Current Report on Form 8-K on December 30, 2020 containing the IPO balance sheet as of December 23, 2020, Annual Report on Form 10-K on March 31, 2021 containing the Company’s financial statements for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q on May 24, 2021 containing financial statements as of March 31, 2021, Quarterly Report on Form 10-Q on August 23, 2021 containing financial statements as of June 30, 2021, and Quarterly Report on Form 10-Q on November 15, 2021 containing financial statements as of September 30, 2021. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts were qualitatively immaterial but quantitatively material to the aforementioned 8-K, 10-K and 10-Q filings, and concluded that the impacted financial statements should be restated to correct the errors.

Warrants & Fair Value of Representative Shares

On April 12, 2021, the Staff of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” In the statement, the SEC Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company. As a result of the Staff statement and in light of evolving views as to certain provisions commonly included in warrants issued by special purpose acquisition companies, the Company re-evaluated the accounting for its public warrants and private warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and concluded that the private warrants do not meet the criteria to be classified in stockholders’ equity, since the private warrants meet the definition of a derivative under ASC 815-40. Additionally, the Company re-evaluated the fair value of the representative shares and concluded that the fair value previously used for the representative shares was incorrect. The identified errors impacted the Company’s Form 8-K filing on December 30, 2020 containing the IPO balance sheet as of December 23, 2020 and the Company’s Form 10-K filing on March 31, 2021 containing the Company’s 2020 annual financial statements. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts were qualitatively immaterial to the aforementioned 8-K and 10-K filings but, in consideration that the Company is restating the financial statements contained in the aforementioned filings to correct the classification of public subunits as temporary equity, the Company concluded that the impacted financial statements should also be restated to correct the identified errors related to classification of private warrants and the fair value of representative shares.

Impact of the Restatement

The impact of the restatement on the audited balance sheet as of December 23, 2020 and audited financial statements as of and for the year ended December 31, 2020 are presented below.

	As Previously Reported	Adjustments	As Restated
Audited Balance Sheet at December 23, 2020
Warrant Liabilities	$—	$574,676	$574,676
Total Liabilities	—	574,676	574,676
Shares Subject to Possible Redemption	135,094,307	4,285,693	139,380,000
Common Stock	479	(42)	437
Additional paid-in capital	5,007,859	(4,860,327)	147,532
Total Stockholders’ Equity	5,000,008	(4,860,369)	139,639
Audited Balance Sheet at December 31, 2020
Warrant Liabilities	$—	$580,860	$580,860
Total Liabilities	303,738	580,860	884,598
Shares Subject to Possible Redemption	134,983,359	4,399,888	139,383,247
Common Stock	480	(43)	437
Additional paid-in capital	5,118,821	(4,974,521)	144,300
Accumulated Deficit	(119,298)	(6,184)	(125,482)
Total Stockholders’ Equity	5,000,003	(4,980,748)	19,255

	As Previously Reported	Adjustments	As Restated
Audited Statement of Operations for the year ended December 31, 2020
Change in Fair Value of Warrants	$—	$(6,184)	$(6,184)
Weighted average shares outstanding, basic and diluted	4,198,081	(4,198,081)	—
Basic and diluted weighted average shares outstanding, common stock subject to redemption	—	339,344	339,344
Basic and diluted weighted average shares outstanding, common stock not subject to redemption	—	3,429,593	3,429,593
Basic and diluted net income (loss) per share	(0.03)	0.03	—
Basic and diluted net income (loss) per share, common stock subject to redemption	—	52.43	52.43
Basic and diluted net income (loss) per share, common stock not subject to redemption	—	(5.22)	(5.22)
Audited Statement of Changes in Stockholders’ Equity for the year ended December, 2020
Issuance of Representative Shares on November 25, 2020 —Additional Paid-in-Capital	$—	$792,428	$792,428
Issuance of Representative Shares on November 25, 2020 —Stockholders’ Equity (Deficit)	15	792,428	792,443
Initial Value of Private Warrants	—	(574,676)	(574,676)
Reclassification of offering costs related to public shares	—	3,655,046	3,655,046
Other Offering Expenses	(532,623)	(792,428)	(1,325,051)
Net Loss	(155,543)	(6,184)	(121,727)
Maximum number of redeemable shares — Shares	(13,364,689)	(435,311)	(13,800,000)
Maximum number of redeemable shares — Par Value	(1,336)	(44)	(1,380)
Maximum number of redeemable shares — Paid-in-Capital	(134,982,023)	11,510,162	(123,471,861)
Maximum number of redeemable shares — Stockholders’ Equity (Deficit)	(134,983,359)	11,510,118	(123,473,241)

	As Previously Reported	Adjustments	As Restated
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC	—	(19,561,805)	(19,561,805)
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC (interest earned on trust account)	—	(3,247)	(3,247)
Audited Statement of Cash Flows for the year ended December 31, 2020
Net Loss	$(115,543)	$(6,184)	$(121,727)
Change in fair value of warrant liabilities	—	6,184	6,184
Initial value of warrant liabilities	—	574,676	574,676
Initial value of common stock subject to possible redemption	135,094,307	(11,621,066)	123,473,241
Reclassification of offering costs related to public shares	—	(3,655,046)	(3,655,046)
Change in value of common stock subject to possible redemption	(110,948)	110,948	—
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC	—	19,561,805	19,561,805
Subsequent measurement of common stock subject to redemption under ASC 480-10 -S99 against APIC (interest earned on trust account)	—	3,247	3,247

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position as of December 31, 2020 and 2019, and the results of its operations and its cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A — ” Expenses of Offering”. Offering costs consist of legal, accounting, underwriting fees and other costs that are directly related to the IPO. Offering costs amounting to $4,085,051 (consisting of $2,760,000 in underwriting commissions and $1,325,051 of other offering costs) were charged to stockholders’ equity upon the completion of the IPO.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $677,130 of cash held outside of the Trust Account as of December 31, 2020 and $13,248 as of December 31, 2019. The Company did not have any cash equivalents as of December 31, 2020 and 2019.

Investment Held in Trust Account

As of December 31, 2020, the Company had $139,383,247 in the Trust Account which may be utilized for Business Combination. As of December 31, 2020, the Trust Account consisted of both cash and Treasury securities. The Company classifies its United States Treasury securities as held-to-maturity in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the condensed statements of operations. Interest income is recognized when earned.

Fair Value Measurements

FASB ASC Topic 820 “Fair Value Measurements and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed balance sheet. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses, due to related parties are estimated to approximate the carrying values as of December 31, 2020 due to the short maturities of such instruments.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Non-Recurring Fair Value Measurements

The following table presents information about the Company’s 150,000 representative shares that were issued on and measured at fair value on a non-recurring basis as of November 25, 2020 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	November 25, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Stockholders’ Equity:
Representative Shares	$792,443	$	$—	$792,443

	$792,443	$	$—	$792,443

The estimated fair value of the representative shares on November 25, 2020, the date the representative shares were issued, was determined using Level 3 inputs. Inherent in a Monte-Carlo simulation model utilizing the probability weighted expected return method are assumptions related to the expected stock-price volatility (pre-merger), the risk-free interest rate, and the expected restricted term. The Company estimates the volatility of its common stock based on management’s understanding of the volatility associated with instruments of other similar entities. The risk-free interest rate is based on the U.S. Treasury Constant Maturity similar to the expected restricted term of the representative shares. The expected restricted term of the representative shares is simulated based on management assumptions regarding the timing and likelihood of completing the IPO and a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. The assumptions used in calculating the estimated fair values represent the Company’s best estimate. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

The key inputs into the Monte Carlo simulation model for the representative shares were as follows at November 25, 2020:

Input	November 25, 2020
Restricted term (years)	1.02
Expected volatility	11.8%
Risk-free interest rate	0.11%
Stock price	$9.14
Dividend yield	0%

Recurring Fair Value Measurements

As of December 31, 2020, investment in the Company’s Trust Account consisted of $946 in cash and $139,382,301 in U.S. Treasury Securities. The value of the cash held in Trust Account, U.S. Treasury Securities held in Trust Account and private warrant liability was determined by quoted prices in active markets (Level 1), significant other observable inputs (Level 2) and significant other unobservable inputs (Level 3), respectively, as of December 31, 2020.

The following table presents information about the Company’s assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2020, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Description	December 31, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash held in Trust Account	$946	$946	—	—
U.S. Treasury Securities held in Trust Account	$139,382,301	—	$139,382,301	—

	$139,383,247	$946	$139,382,301	$—
Liabilities:
Warrant Liability — Private Warrants (See Note 11)	580,860	—	—	580,860

Common Stock Subject to Possible Redemption

The Company accounts for its common stock underlying the public subunits that are subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock underlying the public subunits subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock underlying public subunits (including common stock underlying public subunits that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock underlying the public subunits are classified as stockholders’ equity. The Company’s common stock underlying the public subunits feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, common stock underlying the public subunits subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheet.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

Derivative instruments are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Net Income / (Loss) per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable public share and income (loss) per non-redeemable founder share following the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the public redeemable shares and founder non-redeemable shares, the Company first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total income (loss) allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 9% for the public shares and 91% for the non-redeemable founder shares for the year ended December 31, 2020, reflective of the respective participation rights.

The earnings per share presented in the statements of operations is based on the following:

For the year ended December 31, 2020
Net loss	$(121,728)
Accretion of temporary equity to redemption value	(19,565,052)
Net loss including accretion of temporary equity to redemption value	$(19,686,780)

	For the year ended December 31, 2020
	Redeemable	Non-redeemable
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(1,772,541)	$(17,914,239)
Accretion of temporary equity to redemption value	19,565,052	—

Allocation of net income (loss)	$17,792,511	$(17,914,239)

Denominator:
Weighted-average shares outstanding	339,344	3,429,593
Basic and diluted net income (loss) per share	$52.43	$(5.22)

As of December 31, 2020, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the Company’s earnings. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020 and 2019. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be immaterial as of December 31, 2020 and 2019.

Recent Accounting Pronouncements

In July 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): Part I. Accounting for Certain Financial Instruments with Down Round Features; Part II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Also, entities must adjust their basic Earnings Per Share (“EPS”) calculation for the effect of the down round provision when triggered (that is, when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down round feature). That effect is treated as a dividend and as a reduction of income available to common stockholders in basic EPS. An entity will also recognize the effect of the trigger within equity. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted this guidance starting on January 1, 2020. The adoption of this guidance will enable the Company to record the warrants as equity instruments and is not expected to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures moving forward until a trigger event occurs. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update are not expected to have an impact on the Company.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

On December 23, 2020, the Company sold 13,800,000 Units at a price of $10.00 per Unit, including the issuance of 1,800,000 Units as a result of the underwriters’ full exercise of their over-allotment option (the “Public Units”). Each Public Unit consists of (i) one public subunit, which consists of one Public Share and one-half of one public warrant, and (ii) one-half of one public warrant. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share. (see Note 8).

Note 5 — Private Placements

Simultaneously with the closing of the IPO, the Sponsor and EarlyBirdCapital purchased an aggregate of 539,000 Units, at a price of $10.00 per unit, for an aggregate purchase price of $5,390,000 (the “Private Units”). A portion of the proceeds from the Private Units were added to the net proceeds from the IPO held in the Trust Account.

The private units and their underlying securities are identical to the units sold in the Initial Public Offering except the private warrants (as defined in Note 8) will be non-redeemable and may be exercised on a cashless basis. The purchasers of the Private Units have agreed not to transfer, assign or sell any of the Private Units or underlying securities (except to the same permitted transferees as the insider shares) until the completion of the Business Combination.

If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Units will be used to fund the redemption of the public subunits (subject to the requirements of applicable law).

Note 6 — Related Party Transactions

Founder Shares

On September 11, 2018, the Company issued 3,737,500 shares of common stock to its initial stockholder (the “Founder Shares”), Able SPAC Holding LLC, for $5,000 in cash, or approximately $0.0013 per share, in connection with formation (See Note 8).

On November 25, 2020, the Sponsor contributed back to the Company, for no consideration, 862,500 shares of Founder Shares for cancellation, resulting in an aggregate of 2,875,000 Founder Shares outstanding.

On December 21, 2020, the Company effected a stock dividend of 0.2 shares of common stock for every share of common stock outstanding, resulting in an aggregate of 3,450,000 Founder Shares outstanding.

Founder Shares, subject to certain limited exceptions contained in the Registration Statements, will not be transferred, assigned, sold or released from escrow for a period ending on the six-month anniversary of the date of the consummation of the Initial Business Combination or earlier if, subsequent to its Initial Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange

Promissory Note — Related Party

The Sponsor had agreed to loan the Company an aggregate of up to $300,000 to be used for the payment of costs related to the IPO. The promissory note was non-interest bearing, unsecured and was due on the earlier of December 31, 2020 and the closing of the IPO.

As of December 31, 2020, the Company has repaid the Sponsor in full from the proceeds of the Initial Public Offering not being placed in the Trust Account.

Administrative Services Agreement

Commencing on the effective date of the IPO through the acquisition of a target business, the Company has agreed to pay an affiliate of the Company’s Chairman an aggregate fee of $10,000 per month for providing the Company with office space and certain office and secretarial services. This arrangement will terminate upon completion of the Company’s Initial Business Combination or the distribution of the Trust Account to the Company’s public stockholders. For the period December 23, 2020 through December 31, 2020, the Company has accrued $3,548 of administrative fees as a due to related party payable.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor may, but is not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. As of December 31, 2020 and 2019, no Working Capital Loans were outstanding.

Note 7 — Cash and Securities Held in Trust Account

As of December 31, 2020, investment in the Company’s Trust Account consisted of $946 in cash and $139,382,301 in U.S. Treasury Securities. The carrying value approximates the fair value due to the short term maturity. As of December 31, 2020 and 2019, cash and securities held in trust account are $139,383,247 and $0, respectively, and will not be released until the earlier of (a) the completion of the Company’s Initial Business Combination, (b) the redemption of any public subunits properly submitted in connection with a stockholder vote to amend the Company’s certificate of incorporation, or (c) the redemption of the Company’s public subunits if the Company is unable to complete the Initial Business Combination within the Combination Period.

Note 8 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue a total of 1,000,000 preferred shares of at par value of $0.0001 each. At December 31, 2020 and December 31, 2019, there were no shares of preferred shares issued or outstanding.

Common Stock — The Company is authorized to issue a total of 100,000,000 common shares of at par value of $0.0001 each.

On September 11, 2018, the Company issued 3,737,500 shares of common stock to its initial stockholders (the “Founder Shares”), for $5,000 in cash. On November 25, 2020, the Sponsor contributed back to the Company 862,500 shares of Founder Shares for cancellation for no consideration. On October 14, 2019 and November 25, 2020, the Company issued to EarlyBirdCapital 200,000 and 150,000 representative shares, respectively, at $0.0001 per share, for an aggregate of 350,000 representative shares. On December 21, 2020, the Company effected a stock dividend of 0.2 shares of common stock for every share of common stock outstanding and EarlyBirdCapital returned to us for cancellation, at no cost, an aggregate of 40,000 representative shares. Prior to the IPO, there were 3,450,000 Founder Shares and 380,000 representative shares outstanding.

None of the transactions mentioned above materially impacts the market value of the shares presented in the Company’s historical financial statements, nor do they impact the market value of $10.10 per Public Unit regardless of the number of shares outstanding. Therefore, according to accounting literature ASC 505-20-25, this transaction is not a stock split in substance, and no retroactive adjustments to the shares outstanding presented in prior periods is required.

The representative shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the Registration Statements pursuant to Rule 5110(g)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(g)(1), these securities will not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statements, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

On December 23, 2020, the Company sold 13,800,000 shares of common stock as part of the IPO. Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 539,000 shares of common stock. As of December 31, 2020, shares subject to redemption was 13,800,000. The total shares outstanding at December 31, 2020 and 2019 was 4,369,000 and 3,937,500, respectively.

Warrants — Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an Initial Business Combination or 12 months from the closing of the Company’s IPO and will expire on the fifth anniversary of the completion of an Initial Business Combination, or earlier upon redemption or liquidation. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of completion of an Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The private warrants, as well as any warrants underlying additional units the Company issue to Sponsor, officers, directors or their affiliates in payment of working capital loans made to us, will be identical to the warrants underlying the units sold in the Company’s IPO except that such warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Sponsor or its permitted transferees.

Note 9 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Units (and their underlying securities), representative shares (See Note 8) and any Units that may be issued upon conversion of the working capital loans (and their underlying securities) will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the IPO. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private units and units issued in payment of working capital loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of an Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

The Company granted the underwriters a 45-day option to purchase up to 1,800,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On December 23, 2020, the underwriters exercised its full over-allotment option of 1,800,000 units.

On December 23, 2020, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $2,760,000.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with the Company’s business combination to assist the Company in holding meetings with the Company’s stockholders to discuss the potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the Company’s Initial Business Combination, assist the Company in obtaining stockholder approval for the business combination and assist the Company with its press releases and public filings in connection with the Initial Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of the Company’s Initial Business Combination in an amount equal to 3.5% of the gross proceeds of the IPO (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members (including, with EarlyBirdCapital’s prior consent which shall not be unreasonably withheld, companies affiliated with the Company or the Company’s officers or directors, including Ackrell Capital) that assist the Company in identifying or consummating an Initial Business Combination.

NOTE 10 — INCOME TAX

The Company’s net deferred tax assets are as follows:

	December 31, 2020	December 31, 2019
Deferred tax asset
Organizational costs/Startup expenses	$21,957	$—
Federal Net Operating loss	2,307	789

Total deferred tax asset	24,264	789
Valuation allowance	(24,264)	(789)

Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	December 31, 2020	December 31, 2019
Federal
Current	$—	$—
Deferred	24,264	789
State
Current	—	—
Deferred	—	—
Change in valuation allowance	(24,264)	(789)

Income tax provision	$—	$—

As of December 31, 2020 and December 31, 2019, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year December 31, 2020 and December 31, 2019, the change in the valuation allowance was $24,264 and $789, respectively.

Reconciliations of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020	December 31, 2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Permanent Book/Tax Differences	0.0%	0.0%
Change in valuation allowance	-21.0%	-21.0%

Income tax provision	—%	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 11 — Warrant Liabilities

At December 31, 2020, there were 539,000 private warrants outstanding, which the Company accounts for as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection Private Placement has been estimated using Monte Carlo simulations at each measurement date.

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a Monte Carol simulation model are assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its shares of common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is simulated based on management assumptions regarding the timing and likelihood of completing a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. Once the warrants become exercisable, the Company may redeem the outstanding warrants when the price per share of common stock equals or exceeds $18.00. The assumptions used in calculating the estimated fair values at the end of the reporting period represent the Company’s best estimate. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

The following table provides quantitative information regarding Level 3 fair value measurements of the private warrants:

As of December 31, 2020
Stock price	$9.22
Strike price	$11.50
Term (in years)	5.92
Volatility	24.2%
Risk-free rate	0.49%
Dividend yield	0.0%

Note 12 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued and has concluded that all such events that would require adjustment or disclosure have been recognized or disclosed.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

CONDENSED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	(unaudited)	Restated
Assets
Cash	$191,915	$677,130
Prepaid assets	124,860	226,723

Total Current Assets	316,775	903,853
Cash and securities held in Trust Account	139,426,720	139,383,247

Total assets	$139,743,495	$140,287,100

Liabilities and Stockholders’ Equity
Accounts payable and accrued expense	$316,369	$292,965
State franchise tax accrual	145,284	7,225
Due to related parties	93,958	3,548

Total current liabilities	555,611	303,738
Warrant liabilities	261,565	580,860

Total liabilities	817,176	884,598

Commitments
Common stock subject to possible redemption, 13,800,000 shares (at redemption value of approximately $10.10 per share) at September 30, 2021 and December 31, 2020, respectively	139,426,720	139,383,247
Stockholders’ (Deficit) Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 4,369,000 shares (excluding 13,800,000 shares subject to possible redemption) issued and outstanding at September 30, 2021 and December 31, 2020, respectively	437	437
Additional paid-in capital	100,827	144,300
Accumulated deficit	(601,665)	(125,482)

Total stockholders’ (deficit) equity	(500,401)	19,255

Total Liabilities and Stockholders’ (Deficit) Equity	$139,743,495	$140,287,100

The accompanying notes are an integral part of these condensed financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Formation and operating costs	$354,676	$2,846	$838,951	$4,235

Loss from operations	(354,676)	(2,846)	(838,951)	(4,235)

Other income
Interest income	14,155	—	43,473	—
Change in fair value of warrant liabilities	97,499	—	319,295	—

Total other income	111,654	—	362,768	—

Net loss	$(243,022)	$(2,846)	$(476,183)	$(4,235)

Basic and diluted weighted average shares outstanding, common stock subject to redemption	13,800,000	—	13,800,000	—

Basic and diluted net loss per share attributable to common stock subject to redemption	$(0.01)	$—	$(0.03)	$—

Basic and diluted weighted average shares outstanding, common stock	4,369,000	3,250,000	4,369,000	3,450,000

Basic and diluted net loss per share attributable to common stockholders	$(0.01)	$(0.00)	$(0.03)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Par Value
Balance as of December 31, 2019	3,937,500	$394	$4,874	$(3,755)	$1,513
Net loss	—	—	—	(1,389)	(1,389)

Balance as of June 30, 2020	3,937,500	$394	$4,874	$(5,144)	$124
Net loss	—	—	—	(2,846)	(2,846)

Balance as of September 30, 2020	3,937,500	$394	$4,874	$(7,990)	$(2,722)

Balance as of December 31, 2020 (Restated)	4,369,000	$437	$144,300	$(125,482)	$19,255
Subsequent measurement of common stock subject to possible redemption	—	—	(29,318)	—	(29,318)
Net loss	—	—	—	(233,161)	(233,161)

Balance as of June 30, 2021	4,369,000	$437	$114,982	$(358,643)	$(243,224)
Subsequent measurement of common stock subject to possible redemption	—	—	(14,155)	—	(14,155)
Net loss	—	—	—	(243,022)	(243,022)

Balance as of September 30, 2021	4,369,000	$437	$100,827	$(601,665)	$(500,401)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended September 30,
	2021	2020
Cash Flows from Operating Activities:
Net loss	$(476,183)	$(4,235)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on investment held in Trust Account	(43,473)	—
Change in fair value of warrant liabilities	(319,295)	—
Changes in current assets and current liabilities:
Prepaid assets	101,863	—
Accounts payable and accrued expense	23,404	418
State franchise tax accrual	138,059	—
Due to related parties	90,410	—

Net cash used in operating activities	(485,215)	(3,817)

Cash Flows from Financing Activities:
Proceed from collection of subscription receivable from initial stockholder	—	150,000
Payments of deferred offering costs	—	(135,519)

Net cash provided by financing activities	—	14,481

Net (Decrease) Increase in Cash	(485,215)	10,664
Cash — Beginning	677,130	13,248

Cash — Ending	$191,915	$23,912

Supplemental Disclosure of Non-cash Financing Activities:
Increase in account payable for deferred offering costs	$—	$66,503

Subsequent measurement of common stock subject to redemption (interest earned on trust account)	43,473	—

The accompanying notes are an integral part of these unaudited condensed financial statements.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Ackrell SPAC Partners I Co. (the “Company”) is a blank check company formed under the laws of the State of Delaware on September 11, 2018. The Company was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination” or “Initial Business Combination”).

The Company has selected December 31 as its fiscal year end.

As of September 30, 2021, the Company had not yet commenced any revenue-generating operations. All activity through September 30, 2021 relates to the Company’s formation, the Initial Public Offering (as defined below), and the search for a prospective Initial Business Combination. The Company will not generate any operating revenues until after the completion of its Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and will recognize changes in the fair value of warrant liability as other income (expense) (See Note 11).

Financing

The registration statements (“Registration Statements”) for the Company’s initial public offering (“Initial Public Offering” or “IPO”) were declared effective on December 21, 2020. On December 23, 2020, the Company consummated the Initial Public Offering of 13,800,000 units (the “Public Units”), which included the full exercise of the underwriter’s overallotment option, generating gross proceeds of $138,000,000, which is described in Note 4. Each Public Unit consists of (i) one subunit (the “Public Subunit”), which consists of one share of common stock (the “Public Share”) and one-half of one redeemable warrant, and (ii) one-half of one redeemable warrant (collectively, the redeemable warrants included in the Public Units and Public Subunits, the “Public Warrants”). Each whole Public Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share.

Simultaneously with the closing of the IPO, the Company consummated the sale of 539,000 units (the “Private Units”) at a price of $10.00 per unit in a private placement to Ackrell SPAC Sponsors I LLC (the “Sponsor”), the Company’s sponsor, and EarlyBirdCapital, Inc. (“EarlyBirdCapital”), generating gross proceeds of $5,390,000, which is described in Note 5. Each Private Unit consists of (i) one subunit (the “Private Subunit”), which consists of one share of common stock (the “Private Share”) and one-half of one redeemable warrant, and (ii) one-half of one redeemable warrant (collectively, the redeemable warrants included in the Private Units and Private Subunits, the “Private Warrants”). Each whole Private Warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share.

Trust Account

Following the closing of the IPO on December 23, 2020, an amount of $139,380,000 ($10.10 per Unit) from the net proceeds of the sale of the Public and Private Units in the IPO and private placement was placed in a trust account (“Trust Account”) which will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations, until the

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

earlier of (a) the completion of the Company’s Initial Business Combination, (b) the redemption of any Public Subunits properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, or (c) the redemption of the Company’s Public Subunits if the Company is unable to complete the Initial Business Combination within the Combination Period (as defined below).

Initial Business Combination

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination. The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Subunits included in the Public Units sold in the IPO upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their Public Subunits for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per subunit, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Company will have 12 months from the closing of the IPO to consummate a Business Combination with an opportunity to extend the period of time up to two times each by an additional three months (for a total of up to 18 months to complete a business combination) (the “Combination Period”), subject to the Sponsor depositing into the Trust Account, on or prior to the applicable deadline, additional funds of $1,380,000 ($0.10 per unit) for each of the available three-month extensions. If the Company is unable to consummate a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding Public Subunits for a pro rata portion of the amount then on deposit in the Trust Account (initially approximately $10.10 per subunit, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Sponsor, EarlyBirdCapital and the Company’s officer and directors have agreed to (i) waive their conversion rights with respect to their Founder Shares (See Note 6), Representative Shares (See Note 9) and Private Subunits (collectively, the “Private Securities”) in connection with the consummation of a Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Private Securities if the Company fails to consummate a Business Combination within the Combination Period and (iii) not to propose an amendment to the Company’s amended and restated certificate of incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Subunits if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Subunits in conjunction with any such amendment.

Liquidation

The holders of the Private Securities will not participate in any liquidation distribution with respect to such securities. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the $10.10 per Public Unit in the IPO.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.10 per Public Subunit by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of the Company’s IPO against certain liabilities, including liabilities under the Securities Act. The Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations. The Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

Liquidity and Going Concern

As of September 30, 2021, the Company had cash outside the Trust Account of $191,915 available for working capital needs. All remaining cash and securities were held in the Trust Account and are generally unavailable for the Company’s use prior to an Initial Business Combination and are restricted for use either in a Business Combination or to redeem Public Subunits. As of September 30, 2021, none of the amount on deposit in the Trust Account was available to be withdrawn as described above.

Through September 30, 2021, the Company’s liquidity needs were satisfied through receipt of $5,000 from the sale of the Founder Shares (See Note 6), advances from the Sponsor in an aggregate amount of $300,000 which were repaid upon the IPO, and the remaining net proceeds from the IPO and private placement (See Note 4 and 5) held outside of the Trust Account.

The Company’s initial stockholders, officers, directors or their affiliates may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. As of September 30, 2021 and December 31, 2020, no Working Capital Loans were outstanding.

Until consummation of its Business Combination, the Company will be using the funds not held in the Trust Account, and any additional Working Capital Loans from the Initial Stockholders, the Sponsor, the Company’s officers and directors, or their respective affiliates, for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, traveling to and from the offices, plants or similar locations of prospective target businesses, reviewing corporate documents and material agreements of prospective target businesses, selecting the target business to acquire and structuring, negotiating and consummating the Business Combination.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The Company anticipates that the $191,915 outside of the Trust account as of September 30, 2021 will not be sufficient to allow the Company to operate for at least the next 12 months, assuming that a Business Combination is not consummated during that time. Moreover, the Company may need to obtain additional financing to consummate its Initial Business Combination but there is no assurance that new financing will be available to the Company on commercially acceptable terms. Furthermore, if the Company is not able to consummate a business combination by December 23, 2021, it will trigger the Company’s automatic winding up, liquidation and dissolution. The Company may extend the Combination Period by up to six months if the Sponsor deposits $1,380,000 into the Company’s Trust Account for each three-month extension but there is no assurance that the Sponsor will do so. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Note 2 — Restatement of Financial Statements

Redeemable Equity Instruments

As a result of recent guidance to Special Purpose Acquisition Companies by the SEC regarding redeemable equity instruments, the Company revisited its application of ASC 480-10-S99 on the Company’s financial statements. The Company had previously classified a portion of its Public Subunits (and the underlying shares of common stock) in permanent equity. Subsequent to the re-evaluation, the Company’s management concluded that all of its Public Subunits should be classified as temporary equity. The identified errors impacted the Company’s Current Report on Form 8-K on December 30, 2020 containing the IPO balance sheet as of December 23, 2020, Annual Report on Form 10-K on March 31, 2021 containing the Company’s financial statements for the fiscal year ended December 31, 2020, Quarterly Report on Form 10-Q on May 24, 2021 containing financial statements as of March 31, 2021, Quarterly Report on Form 10-Q on August 23, 2021 containing financial statements as of June 30, 2021, and Quarterly Report on Form 10-Q on November 15, 2021 containing financial statements as of September 30, 2021. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts were qualitatively immaterial but quantitatively material to the aforementioned 8-K, 10-K and 10-Q filings, and concluded that the impacted financial statements should be restated to correct the errors.

Warrants & Fair Value of Representative Shares

On April 12, 2021, the Staff of the SEC issued a statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies.” In the statement, the SEC Staff, among other things, highlighted potential accounting implications of certain terms that are common in warrants issued in connection with the initial public offerings of special purpose acquisition companies such as the Company. As a result of the Staff statement and in light of evolving views as to certain provisions commonly included in warrants issued by special purpose acquisition companies, the Company re-evaluated the accounting for its Public Warrants and Private Warrants under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, and concluded that the Private Warrants do not meet the criteria to be classified in stockholders’ equity, since the Private Warrants meet the definition of a derivative under ASC 815-40. Additionally, the Company re-evaluated the fair value of the Representative Shares and concluded that the fair value previously used for the Representative Shares was incorrect. The identified errors impacted the Company’s Form 8-K filing on December 30, 2020 containing the IPO balance sheet as of December 23, 2020 and the Company’s Form 10-K filing on March 31, 2021 containing the Company’s 2020 annual financial statements. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements;” the Company evaluated the errors and has determined that the related impacts were qualitatively immaterial to the aforementioned 8-K and 10-K filings but, in consideration that the Company is restating the financial statements contained in the aforementioned filings to correct the classification of Public Subunits as temporary equity, the Company concluded that the impacted financial statements should also be restated to correct the identified errors related to classification of Private Warrants and the fair value of Representative Shares.

Impact of the Restatement

The impact of the restatement on the audited balance sheet as of December 23, 2020, audited financial statements as of and for the year ended December 31, 2020, and unaudited interim condensed financial statements as of and for the three months ended March 31, 2021 are presented below.

	As Previously Reported	Adjustments	As Restated
Audited Balance Sheet at December 23, 2020
Warrant Liabilities	$—	$574,676	$574,676
Total Liabilities	—	574,676	574,676
Shares Subject to Possible Redemption	135,094,307	4,285,693	139,380,000
Common Stock	479	(42)	437
Additional paid-in capital	5,007,859	(4,860,327)	147,532
Total Stockholders’ Equity	5,000,008	(4,860,369)	139,639

Audited Balance Sheet at December 31, 2020
Warrant Liabilities	$—	$580,860	$580,860
Total Liabilities	303,738	580,860	884,598
Shares Subject to Possible Redemption	134,983,359	4,399,888	139,383,247
Common Stock	480	(43)	437
Additional paid-in capital	5,118,821	(4,974,521)	144,300
Accumulated Deficit	(119,298)	(6,184)	(125,482)
Total Stockholders’ Equity	5,000,003	(4,980,748)	19,255

Audited Statement of Operations for the year ended December 31, 2020
Change in Fair Value of Warrants	$—	$(6,184)	$(6,184)
Weighted average shares outstanding, basic and diluted	4,198,081	(4,198,081)	—
Basic and diluted weighted average shares outstanding, common stock subject to redemption	—	339,344	339,344
Basic and diluted weighted average shares outstanding, common stock not subject to redemption	—	3,429,593	3,429,593
Basic and diluted net income (loss) per share	(0.03)	0.03	—
Basic and diluted net income (loss) per share, common stock subject to redemption	—	52.43	52.43
Basic and diluted net income (loss) per share, common stock not subject to redemption	—	(5.22)	(5.22)

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

	As Previously Reported	Adjustments	As Restated

Audited Statement of Changes in Stockholders’ Equity for the year ended December, 2020
Issuance of Representative Shares on November 25, 2020 — Additional Paid-in-Capital	$—	$792,428	$792,428
Issuance of Representative Shares on November 25, 2020 — Stockholders’ Equity (Deficit)	15	792,428	792,443
Initial Value of Private Warrants	—	(574,676)	(574,676)
Reclassification of offering costs related to Public Shares	—	3,655,046	3,655,046
Other Offering Expenses	(532,623)	(792,428)	(1,325,051)
Net Loss	(155,543)	(6,184)	(121,727)
Maximum number of redeemable shares — Shares	(13,364,689)	(435,311)	(13,800,000)
Maximum number of redeemable shares — Par Value	(1,336)	(44)	(1,380)
Maximum number of redeemable shares — Paid-in-Capital	(134,982,023)	11,510,162	(123,471,861)
Maximum number of redeemable shares — Stockholders’ Equity (Deficit)	(134,983,359)	11,510,118	(123,473,241)
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against additional paid-in-capital (“APIC”)	—	(19,561,805)	(19,561,805)
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC (interest earned on trust account)	—	(3,247)	(3,247)

Audited Statement of Cash Flows for the year ended December 31, 2020
Net Loss	$(115,543)	$(6,184)	$(121,727)
Change in fair value of warrant liabilities	—	6,184	6,184
Initial value of warrant liabilities	—	574,676	574,676
Initial value of common stock subject to possible redemption	135,094,307	(11,621,066)	123,473,241
Reclassification of offering costs related to Public Shares	—	(3,655,046)	(3,655,046)
Change in value of common stock subject to possible redemption	(110,948)	110,948	—
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC	—	19,561,805	19,561,805
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC (interest earned on trust account)	—	3,247	3,247

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

	As Previously Reported	Adjustments	As Restated

Unaudited Balance Sheet as of March 31, 2021
Common Stock subject to possible redemption	$134,522,628	$4,884,666	$139,407,294
Common stocks, $0.0001 par value	485	(48)	437
Additional paid-in capital	(5,345)	125,598	120,253
Total stockholders’ equity (deficit)	5,000,011	(4,884,666)	115,345

Unaudited Statement of Operations for the three months ended March 31, 2021
Weighted average shares outstanding, basic and diluted	18,169,000	(18,169,000)	0
Basic and diluted weighted average shares outstanding, common stock subject to redemption	—	13,800,000	13,800,000
Basic and diluted weighted average shares outstanding, common stock not subject to redemption	—	4,369,000	4,369,000
Basic and diluted net income (loss) per share	$0.01	$(0.01)	$—
Basic and diluted net income (loss) per share, common stock subject to redemption	—	0.01	0.01
Basic and diluted net income (loss) per share, common stock not subject to redemption	—	0.01	0.01

Unaudited Statement of Changes in Stockholders’ Equity for the three months ended March 31, 2021
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC	$—	$(24,047)	$(24,047)

Unaudited Statement of Cash Flows for the three months ended March 31, 2021
Subsequent measurement of common stock subject to redemption under ASC 480-10-S99 against APIC (interest earned on trust account)	$—	$24,047	$24,047

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the SEC on March 31, 2021, which contained the audited financial statements and notes thereto. The interim results for the nine and three months ended September 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company has $191,915 of cash held outside of the Trust Account as of September 30, 2021 and $677,130 as of December 31, 2020. The Company did not have any cash equivalents as of September 30, 2021 and December 31, 2020.

Investment Held in Trust Account

As of September 30, 2021, the Company had $139,426,720 in the Trust Account which may be utilized for Business Combination. As of September 30, 2021 and December 31, 2020, the Trust Account consisted of both cash and Treasury securities. The Company classifies its United States Treasury securities as held-to-maturity in

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the condensed statements of operations. Interest income is recognized when earned.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Common Stock (underlying the Public Subunits) Subject to Possible Redemption

The Company accounts for its common stock underlying the Public Subunits that are subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock underlying the Public Subunits subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock underlying Public Subunits (including common stock underlying Public Subunits that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock underlying the Public Subunits are classified as stockholders’ equity. The Company’s common stock underlying the Public Subunits feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at September 30, 2021 and December 31, 2020, common stock underlying the Public Subunits subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s condensed balance sheets.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

Derivative instruments are recorded at fair value at inception and re-valued at each reporting date, with changes in the fair value reported in the statements of operations.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Derivative assets and liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Net Loss Per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, Earnings Per Share. The statements of operations include a presentation of income (loss) per redeemable Public Share and income (loss) per non-redeemable founder share following the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the public redeemable shares and founder non-redeemable shares, the Company first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the accretion to redemption value of the common stock subject to possible redemption was considered to be dividends paid to the public stockholders. Subsequent to calculating the total income (loss) allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 76% for the Public Shares and 24% for the non-redeemable founder shares for the three and nine months ended September 30, 2021, reflective of the respective participation rights.

The earnings per share presented in the condensed statement of operations is based on the following:

	For the three months ended September 30, 2021	For the nine months ended September 30, 2021
Net loss	$(243,022)	$(476,183)
Accretion of temporary equity to redemption value	(14,155)	(43,473)
Net loss including accretion of temporary equity to redemption value	$(257,177)	$(519,656)

	For the three months ended September 30, 2021		For the nine months ended September 30, 2021
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net loss per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(195,335)	$(61,842)	$(394,697)	$(124,959)
Accretion of temporary equity to redemption value	14,155	—	43,473	—

Allocation of net loss	$(181,180)	$(61,842)	$(351,224)	$(124,959)

Denominator:
Weighted-average shares outstanding	13,800,000	4,369,000	13,800,000	4,369,000
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.03)	$(0.03)

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

As of September 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the Company’s earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2021 and December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has identified the United States as its only “major” tax jurisdiction. The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. The provision for income taxes was deemed to be immaterial as of September 30, 2021 and December 31, 2020.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The ASU introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. After the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. In November 2019, the FASB issued an amendment making this ASU effective for fiscal years beginning after December 15, 2022 for smaller reporting companies. The Company plans to adopt this standard in the first quarter of 2023 and does not expect the adoption will have a significant impact on its financial statements and related disclosures.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Other than as noted above, Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

On December 23, 2020, the Company sold 13,800,000 Public Units at a price of $10.00 per Public Unit, including the issuance of 1,800,000 Public Units as a result of the underwriters’ full exercise of their over-allotment option. Each Public Unit consists of (i) one Public Subunit, which consists of one Public Share and one-half of one Public Warrant, and (ii) one-half of one Public Warrant. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share. (See Note 8).

Note 5 — Private Placements

Simultaneously with the closing of the IPO, the Sponsor and EarlyBirdCapital purchased an aggregate of 539,000 Private Units, at a price of $10.00 per unit, for an aggregate purchase price of $5,390,000. A portion of the proceeds from the sale of Private Units were added to the net proceeds from the IPO held in the Trust Account.

The Private Units and their underlying securities are identical to the units sold in the Initial Public Offering except the Private Warrants will be non-redeemable and may be exercised on a cashless basis. The purchasers of the Private Units have agreed not to transfer, assign or sell any of the Private Units or underlying securities (except to the same permitted transferees as the Founder Shares) until the completion of the Business Combination.

If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Units will be used to fund the redemption of the Public Subunits (subject to the requirements of applicable law).

Note 6 — Related Party Transactions

Founder Shares

On September 11, 2018, the Company issued 3,737,500 shares of common stock (the “Founder Shares”) to its initial stockholder, Able SPAC Holding LLC, for $5,000 in cash, or approximately $0.0013 per share, in connection with formation.

On November 25, 2020, the Sponsor contributed back to the Company, for no consideration, 862,500 Founder Shares for cancellation, resulting in an aggregate of 2,875,000 Founder Shares outstanding.

On December 21, 2020, the Company effected a stock dividend of 0.2 shares of common stock for every share of common stock outstanding, resulting in an aggregate of 3,450,000 Founder Shares outstanding.

Founder Shares, subject to certain limited exceptions contained in the Registration Statements, will not be transferred, assigned, sold or released from escrow for a period ending on the six-month anniversary of the date of the consummation of the Initial Business Combination or earlier if, subsequent to its Initial Business Combination, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Administrative Services Agreement

Commencing on the effective date of the Registration Statements, the Company has agreed to pay an affiliate of the Company’s Chairman an aggregate fee of $10,000 per month for providing the Company with office space and certain office and secretarial services. This arrangement will terminate upon completion of the Company’s Initial Business Combination or the distribution of the Trust Account to the Company’s public stockholders. For the three and nine months ended September 30, 2021, the Company has accrued $30,000 and $90,000 of administrative fees as a due to related party.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor may, but is not obligated to, provide the Company Working Capital Loans. If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans, other than the interest on such proceeds that may be released for working capital purposes. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. As of September 30, 2021 and December 31, 2020, no Working Capital Loans were outstanding.

Note 7 — Cash and Securities Held in Trust Account

As of September 30, 2021 and December 31, 2020, cash and securities held in trust account are $139,426,720 and $139,383,247, respectively, and will not be released until the earlier of (a) the completion of the Company’s Initial Business Combination, (b) the redemption of any Public Subunits properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation, or (c) the redemption of the Company’s Public Subunits if the Company is unable to complete the Initial Business Combination within the Combination Period.

Note 8 — Stockholders’ Equity

Preferred Stock — The Company is authorized to issue a total of 1,000,000 shares of preferred stock at par value of $0.0001 each. At September 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue a total of 100,000,000 shares of common stock at par value of $0.0001 each.

On December 23, 2020, the Company sold 13,800,000 shares of common stock as part of units sold in the IPO. Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 539,000 shares of common stock as part of the Private Units.

As of September 30, 2021 and December 31, 2020, shares of common stock subject to redemption were 13,800,000. The total number of shares of common stock outstanding at September 30, 2021 and December 31, 2020 was 4,369,000.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Warrants — Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of an Initial Business Combination or 12 months from the closing of the Company’s IPO and will expire on the fifth anniversary of the completion of an Initial Business Combination, or earlier upon redemption or liquidation. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of Initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of completion of an Initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. The Private Warrants, as well as any warrants underlying additional units the Company may issue to Sponsor, officers, directors or their affiliates in payment of Working Capital Loans made to us, will be identical to the warrants underlying the units sold in the Company’s IPO except that such warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the Sponsor, EarlyBirdCapital or their permitted transferees.

Note 9 — Commitments & Contingencies

Registration Rights

The holders of the Founder Shares, Private Units (and their underlying securities), Representative Shares (As defined below) and any Units that may be issued upon conversion of the Working Capital Loans (and their underlying securities) will be entitled to registration rights pursuant to an agreement signed on the effective date of the Registration Statements. The holders of a majority of these securities will be entitled to make up to two demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Units and units issued in payment of Working Capital Loans made to the Company (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of an Initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 1,800,000 additional Public Units to cover over-allotments at the Initial Public Offering price, less the underwriting discounts and commissions. On December 23, 2020, the underwriters exercised its full over-allotment option of 1,800,000 units.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

On December 23, 2020, the underwriters were paid a cash underwriting fee of 2% of the gross proceeds of the IPO, totaling $2,760,000.

In addition, prior to the IPO, the Company issued to EarlyBirdCapital an aggregate of 380,000 shares of common stock (the “Representative Shares”) at approximately $0.0001 per share.

The Representative Shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the Registration Statements pursuant to Rule 5110(g)(1) of the FINRA Manual. Pursuant to FINRA Rule 5110(g)(1), these securities will not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statements, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners, provided that all securities so transferred remain subject to the lockup restriction above for the remainder of the time period.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with the Company’s business combination to assist the Company in holding meetings with the Company’s stockholders to discuss the potential business combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the Company’s Initial Business Combination, assist the Company in obtaining stockholder approval for the business combination and assist the Company with its press releases and public filings in connection with the Initial Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of the Company’s Initial Business Combination in an amount equal to 3.5% of the gross proceeds of the IPO (exclusive of any applicable finders’ fees which might become payable); provided that up to 30% of the fee may be allocated at the Company’s sole discretion to other FINRA members (including, with EarlyBirdCapital’s prior consent which shall not be unreasonably withheld, companies affiliated with the Company or the Company’s officers or directors, including Ackrell Capital) that assist the Company in identifying or consummating an Initial Business Combination.

Note 10 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1 — defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2 — defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the condensed balance sheet. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses, due to related parties are estimated to approximate the carrying values as of September 30, 2021 due to the short maturities of such instruments.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Non-Recurring Fair Value Measurements

The following table presents information about the Company’s 150,000 Representative Shares that were issued on and measured at fair value on a non-recurring basis as of November 25, 2020 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

	November 25, 2020	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Stockholders’ Equity:
Representative Shares	$792,443	$	$—	$792,443

	$792,443	$	$—	$792,443

The estimated fair value of the Representative Shares on November 25, 2020, the date the Representative Shares were issued, was determined using Level 3 inputs. Inherent in a Monte-Carlo simulation model utilizing the probability weighted expected return method are assumptions related to the expected stock-price volatility (pre-merger), the risk-free interest rate, and the expected restricted term. The Company estimates the volatility of its common stock based on management’s understanding of the volatility associated with instruments of other similar entities. The risk-free interest rate is based on the U.S. Treasury Constant Maturity similar to the expected restricted term of the Representative Shares. The expected restricted term of the Representative Shares is simulated based on management assumptions regarding the timing and likelihood of completing the IPO and a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero. The assumptions used in calculating the estimated fair values represent the Company’s best estimate. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

The key inputs into the Monte Carlo simulation model for the Representative Shares were as follows at November 25, 2020:

Input	November 25, 2020
Restricted term (years)	1.02
Expected volatility	11.8%
Risk-free interest rate	0.11%
Stock price	$9.14
Dividend yield	0%

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Recurring Fair Value Measurements

As of September 30, 2021, investment in the Company’s Trust Account consisted of $863 in cash and $139,425,857 in U.S. Treasury Securities. The value of the cash held in Trust Account, U.S. Treasury Securities held in Trust Account and Private Warrant liability was determined by quoted prices in active markets (Level 1), significant other observable inputs (Level 2) and significant other unobservable inputs (Level 3), respectively, as of September 30, 2021.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	September 30, 2021	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash held in Trust Account	$863	863	—	$—
U.S. Treasury Securities held in Trust Account	139,425,857	—	139,425,857	—

	139,426,720	863	139,425,857	—

Liabilities:
Warrant Liability — Private Warrants	$261,565	$—	$—	$261,565

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There were no transfers between levels for the nine months ended September 30, 2021.

Note 11 — Warrant Liabilities

At September 30, 2021 and December 31, 2020, there were 539,000 Private Warrants outstanding, which the Company accounts for as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection Private Placement has been estimated using Monte Carlo simulations at each measurement date.

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a Monte Carol simulation model are assumptions related to expected stock price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its shares of common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is simulated based on management assumptions regarding the timing and likelihood of completing a business combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

ACKRELL SPAC PARTNERS I CO.

(f.k.a. ABLE ACQUISITION CORP.)

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Once the warrants become exercisable, the Company may redeem the outstanding warrants when the price per share of common stock equals or exceeds $18.00. The assumptions used in calculating the estimated fair values at the end of the reporting period represent the Company’s best estimate. However, inherent uncertainties are involved. If factors or assumptions change, the estimated fair values could be materially different.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

The following table provides quantitative information regarding Level 3 fair value measurements of the Private Warrants:

	As of September 30, 2021	As of December 31, 2020
Stock price	$9.80	$9.22
Strike price	$11.50	$11.50
Term (in years)	5.36	5.92
Volatility	10.6%	24.2%
Risk-free rate	1.04%	0.49%
Dividend yield	0.0%	0.0%

Note 12 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued and has concluded that all such events that would require adjustment or disclosure have been recognized or disclosed.

COWELL INTERNATIONAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)	September 30, 2021 (unaudited)	December 31, 2020
Assets
Current assets:
Cash	$3,740	$1,934
Receivables, net	79,766	60,681
Inventories	22,018	19,415
Prepaid income taxes	2,209	4,304
Deferred offering costs	811	—
Other current assets	2,978	1,003

Total current assets	111,522	87,337
Property and equipment, net	5,349	2,316
Intangible assets, net	246	290
Restricted cash	1,400	1,400
Deferred tax asset	1,435	1,435

Total assets	$119,952	$92,778

Liabilities and equity
Current liabilities:
Accounts payable	$19,596	$11,721
Accrued liabilities	5,996	4,135
Accounts payable – due to related party	48,896	54,240
Current portion of paycheck protection program loan	—	250
Current portion of capital lease obligations	49	63

Total current liabilities	74,537	70,409
Paycheck protection program loan	—	693
Capital lease obligations	854	226
Deferred rent	109	63
Other payable	91	—
Income tax payable for unrecognized tax benefits	5,873	5,873

Total liabilities	81,464	77,264

Commitments and contingencies (See Note 16)

Stockholder’s equity
Common stock: $1 par value, 2,000 shares authorized, 100 shares issued and outstanding at September 30, 2021 and December 31, 2020	—	—
Additional paid-in capital	2,067	2,067
Retained earnings	35,476	16,263

Total Cowell International Inc. stockholder’s equity	37,543	18,330
Non-controlling interest	945	(2,816)

Total equity	38,488	15,514

Total liabilities and equity	$119,952	$92,778

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COWELL INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	For the nine months ended September 30,
(in thousands, except share and per share data)	2021	2020
Revenue, net	$340,947	$224,263
Cost of goods sold	277,372	179,704

Gross profit	63,575	44,559
Operating expenses
Sales and marketing	11,711	8,767
General and administrative	10,120	5,498
Research and development	2,345	1,267

Income from operations	39,399	29,027
Other income (expense)
Interest income	—	1
Interest expense	(790)	(1,297)
Forgiveness of payment protection program	943	—
Other income (expense), net	1,058	1,059

Income before income tax	40,610	28,790
Income tax expense	7,985	5,749

Net income	$32,625	$23,041

Net income attributable to non-controlling interest	$6,092	$4,063

Net income attributable to common stockholder of Cowell International Inc.	$26,533	$18,978

Net income per share, basic and diluted	$265,335	$189,784

Weighted average common shares outstanding, basic and diluted	100	100

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COWELL INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Common Stock		Additional Paid-in capital	Retained Earnings	Total Stockholder’s Equity (Deficit)	Non-controlling Interest	Total Equity
(in thousands, except share data)	Stocks	Amount
Balances as of January 1, 2020	100	$—	$2,067	$(2,841)	$(774)	$(4,689)	$(5,463)
Net income	—	—	—	18,978	18,978	4,063	23,041
Distribution to non-controlling interest member	—	—	—	—	—	(1,989)	(1,989)

Balances as of September 30, 2020 (unaudited)	100	$—	$2,067	$16,137	$18,204	$(2,615)	$15,589

	Common Stock		Additional Paid-in capital	Retained Earnings	Total Stockholder’s Equity	Non-controlling Interest	Total Equity
(in thousands, except share data)	Stocks	Amount
Balances as of January 1, 2021	100	$—	$2,067	$16,263	$18,330	$(2,816)	$15,514
Net income	—	—	—	26,533	26,533	6,092	32,625
Distribution to non-controlling interest member	—	—	—	—	—	(2,331)	(2,331)
Dividend to Stockholder	—	—	—	(7,320)	(7,320)	—	(7,320)

Balances as of September 30, 2021 (unaudited)	100	$—	$2,067	$35,476	$37,543	$945	$38,488

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COWELL INTERNATIONAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the nine months ended September 30,
(in thousands)	2021	2020
Cash flows from operating activities
Net income	$32,625	$23,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	621	453
Bad debt expense (recovery)	13	(15)
Forgiveness of paycheck protection program loan	(943)	—
Changes in operating assets and liabilities:
Receivables	(19,098)	(45,530)
Due from related party	—	108
Inventories	(2,603)	(1,971)
Prepaid income taxes	120	(1,766)
Deferred offering costs	(811)	—
Accounts payable and other payables	7,966	30,190
Accounts payable – due to related party	(5,344)	7,252
Accrued liabilities	1,862	(400)
Deferred rent	46	36

Net cash provided by operating activities	14,454	11,398
Cash flows from investing activities
Purchases of property and equipment	(2,823)	(541)
Purchases of intangible assets	(94)	(155)
Proceeds from sale of intangible assets	—	11
Proceeds from sale of property and equipment	—	3

Net cash used in investing activities	(2,917)	(682)
Cash flows from financing activities
Distributions to non-controlling interest member	(2,331)	(1,989)
Proceeds from paycheck protection program loan	—	943
Repayment of principal on long-term debt to former member	—	(2,058)
Payments of principal on long-term debt to repurchase non-controlling interest	—	(4,614)
Repayment of principal on capital leases	(80)	(28)
Dividend paid	(7,320)	—

Net cash used in financing activities	(9,731)	(7,746)

Net increase in cash and restricted cash	1,806	2,970
Cash and restricted cash at beginning of period	3,334	6,930

Cash and restricted cash at end of period	$5,140	$9,900

Supplemental schedule of cash flow information
Cash paid for interest	$386	$1,416

Cash paid for income tax	$5,890	$5,739

Supplemental schedule of non-cash financing activity
Purchase of equipment in exchange for capital leases	$694	$333

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

COWELL INTERNATIONAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Operations

Cowell International Inc. (the “Parent” or “Cowell”) was incorporated on November 21, 2014 under the Utah Revised Business Corporation Act by North Atlantic Imports Inc. (“NAI BVI”). The principal office of the Parent is located at 1073 West 1700 North, Logan, Utah.

On May 12, 2008, North Atlantic Imports, LLC (the “Subsidiary” or “NAI” or “Blackstone”), a limited liability company, was incorporated and organized under the Utah Revised Limited Liability Company Act to engage in business. The Subsidiary’s designated office is located at 1073 West 1700 North, Logan, Utah. The term “Company” refer to the Parent and the Subsidiary.

Business

The Parent derives the majority of its income from its investment in the Subsidiary. It has not engaged in large-scale commercial operations.

The Subsidiary operates in the outdoor cooking industry. The Subsidiary sells griddles, accessories and consumables under the Blackstone® brand name. The Subsidiary derives its revenue from customers in North America.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic. For the nine months ended September 30, 2021 and 2020, the Company experienced sales growth attributable to an increase in home cooking activities caused by the COVID-19 outbreak. The Company has been experiencing higher inbound freight costs and supply chain delays. There is no certainty as to when, or if, inbound freight costs will return to historical levels or transportation and other supply chain delays will be resolved. The Company has considered all information available as of the date of issuance of these unaudited condensed consolidated financial statements and the Company is not aware of any specific events or circumstances that would require an update to its estimates or judgments, or a revision to the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information becomes available.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and on a basis consistent with the annual consolidated financial statements, and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the periods presented. These interim financial results are not necessarily indicative of the results to be expected for the year ending December 31, 2021, or for any other future annual or interim period. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained herein elsewhere in this Registration Statement on Form S-4 for the year ended December 31, 2020. The condensed consolidated balance sheet at December 31, 2020 has been derived from the audited consolidated financial statements at that date, but does not include all disclosures, including notes, required by U.S. GAAP for complete financial statements.

Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include the accounts of the Parent and the Subsidiary. All inter-company transactions and balances have been eliminated in consolidation.

The Subsidiary has been evaluated to determine the appropriate consolidation model following the guidance in ASC 810. No reporting entities were identified to be holders of variable interests in the Subsidiary. Accordingly, the voting interest consolidation model was applied. The Parent has controlling financial interest in the Subsidiary due to ownership of 85% of outstanding voting membership interests and therefore has been consolidated into the Company.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its unaudited condensed consolidated financial statements and the accompanying notes. The accounting policies that reflect the Company’s more significant estimates and judgments and that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results are the useful lives assigned to long-lived assets, impairment assessments on long-lived assets, allowance for credit losses, obsolete and slow-moving inventory reserves, deferred taxes and valuation allowances on deferred tax assets, income taxes for unrecognized tax benefits, evaluation and measurement of contingencies and recognition of revenue, including estimates for product returns and discounts. Those estimates could change, and as a result, actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash accounts with certain major financial institutions in the United States. Deposits in these institutions may exceed amounts of insurance provided on such accounts. The Company has not experienced any losses on its deposits. As of September 30, 2021 and December 31, 2020, the Company had no cash equivalents.

Restricted Cash

Restricted cash represents cash not available for immediate and general use. Restricted cash pertains to an issued letter of credit that will expire on March 31, 2021 subject to an automatic extension of successive one-year periods. This is presented as part of non-current assets in the consolidated balance sheet.

Restricted cash is included with cash in the consolidated statements of cash flows. Consequently, transfers between cash and restricted cash are not presented as separate line items. Total cash and restricted cash consisted of the following:

(in thousands)	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)
Cash	$3,740	$8,500
Restricted cash	1,400	1,400

Total cash and restricted cash	$5,140	$9,900

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents accounts with financial institutions where, at times, deposits exceed federal insurance limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on these deposits.

For the nine months ended September 30, 2021 and 2020, the Company earned revenue from two customer/s located in the United States for which net revenue as a percentage of total revenue was equal to or greater than 10%. Net revenue as a percentage of total net revenue from each major customer is as follows:

	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)
Customer A	55%	62%
Customer B	N/A	10%
Customer C	15%	N/A

The Company is subject to credit risk from its accounts receivable related to its sales. In the normal course of business, the Company provides credit terms to its customers and performs ongoing credit evaluations. The Company generally does not require collateral. As of September 30, 2021 and December 31, 2020, the net accounts receivable is comprised of major customer balances as follows:

	September 30, 2021 (unaudited)	December 31, 2020
Customer A	37%	40%
Customer B	21%	12%
Customer C	N/A	13%
Customer D	11%	N/A
Customer E	10%	N/A

The Company is also subject to concentration risk from its suppliers. For the nine months ended September 30, 2021, the Company sourced most of its products from three key suppliers. For the nine months ended September 30, 2020, the Company sourced most of its products from one key supplier. Net purchases as a percentage of total net purchases from each key supplier is as follows:

	September 30, 2021 (unaudited)	September 30, 2020 (unaudited)
Supplier A	68%	84%
Supplier B	11%	N/A
Supplier C	10%	N/A

Property and Equipment

Land is stated at cost. Property and equipment is stated at cost, net of accumulated depreciation. Depreciation of property and equipment commences when it is placed into service. Depreciation is calculated using the straight-line method over the estimated useful lives.

Class	Useful life
Machinery, equipment and furniture	3 to 7 years
Leasehold improvements	7 years

Machinery, equipment and furniture includes transportation equipment, hardware, office furniture and fixtures, tooling equipment and general machinery and equipment. Expenditures for repairs and maintenance are charged to expense as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their estimated useful lives. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included within General and administrative expense in the unaudited condensed consolidated statements of operations.

PPP Loan and Capital Leases

PPP loan and capital leases are initially recorded at fair value, and subsequently measured at amortized cost using the effective interest method.

Forgiveness of the PPP loan is recorded through earnings in accordance with ASC 740, Debt. This occurs when there is confirmation from the governmental authority that the Company has complied with the conditions for forgiveness attached to the loan.

Warranty

The Company provides product warranty in connection with the sale of its products. The specific terms and conditions of the warranties offered by the Company vary depending upon the product sold. Customers have the option to request the replacement of damaged product with replacement parts or to receive a refund in order to fulfill the warranty claim. The replacement parts are provided by the manufacturer to the Company at no additional cost.

The Company estimates the costs that may be incurred under its warranty using historical and anticipated rates of warranty claims and records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Revenue Recognition

ASC Topic 606 is a comprehensive revenue recognition model that requires revenue to be recognized when control of the promised goods or services are transferred to our customers at an amount that reflects the consideration that we expect to receive. Application of ASC Topic 606 requires us to use more judgment and make more estimates than under former guidance. Application of ASC Topic 606 requires a five-step model applicable to all product offering revenue streams as follows: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the company satisfies a performance obligation.

At contract inception, the company assesses the goods and services promised in a contract with a customer and identifies as a performance obligation each promise to transfer to the customer either: (1) a good or service (or a bundle of goods or services) that is distinct or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The company recognizes revenue only when it satisfies a performance obligation by transferring a promised good or service to a customer.

The company must apply its judgment to determine the timing of the satisfaction of performance obligations as well as the transaction price and the amounts allocated to performance obligations including estimating variable consideration, adjusting the consideration for the effects of the time value of money and assessing whether an estimate of variable consideration is constrained.

The Company recognizes revenue in accordance with the core principle of ASC 606, Revenue from Contracts with Customers (“ASC 606”) or when there is a transfer of control of promised goods or services to customers in an amount that reflects the consideration that the Company expects to be entitled to in exchange for those goods or services. The Company’s policy typically permits returns if the product is damaged, defective, or otherwise cannot be used when received by the customer. Estimates for expected returns are based primarily on an ongoing analysis of historical return patterns.

The performance obligation to deliver the product to the customer is satisfied at a point in time. Control transfers upon loading the goods into containers and shipping them or upon receipt of the goods by the customers depending on the terms of the contract.

The performance obligation to arrange for the provision of extended warranty is also satisfied at a point in time. Control transfers when the Company completed its service of arranging the sale. The Company acts as an agent in this transaction, and thus revenue is recognized only at the net amount of consideration retained. The extended warranty offer was formally deployed only in December 2020. The amount of revenue earned from extended warranty is de minimis for the nine months ended September 30, 2021.

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.

The Company has elected to treat shipping and handling activities as fulfillment costs. Shipping and handling costs are recognized as cost of goods sold at the time the related revenue is recognized. Amounts invoiced to customers for shipping and handling are recorded in sales. Shipping and handling costs incurred totaled $4.8 million and $5.5 million for the nine months ended September 30, 2021 and 2020, respectively.

Additionally, the Company elected to record revenue net of sales and other similar taxes.

Disaggregation of Revenue

The Company has determined that disaggregation of revenue per product category best describes how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors upon consideration of disclosures presented outside of the financial statements, the information regularly reviewed by the Chief Executive Officer and other information used by the Company to evaluate financial performance or make resource allocation decisions. See Note 3 for further information.

Advertising Costs

Advertising costs are expensed when the advertising first takes place. The Company incurred advertising costs of $5.9 million and $5.0 million for the nine months ended September 30, 2021 and 2020, respectively, and are included within Sales and marketing expense in the unaudited condensed consolidated statements of operations.

Research and Development Expense

Research and development expense consists of expenses incurred to develop and improve the Company’s future products and processes. These expenses include employee-related expenses, including salaries and benefits, facilities-related expenses, fees for professional services, costs related to prototype tooling and materials and software development costs. Research and development expense is charged to operating expense in the period incurred. The Company incurred research and development expenses of $2.3 million and $1.3 million for the nine months ended September 30, 2021 and 2020, respectively.

Segment Reporting

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

Basic and Diluted Net Income Per Common Stock

Basic net income per common stock is computed by dividing net income attributable to common stockholder of the Parent for the period by the weighted-average number of common stocks outstanding during the year. Diluted net income per common stock is the same as basic net income per common stock for the nine months ended September 30, 2021 and 2020 as the Company has not issued any potentially dilutive securities.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard removes certain exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company adopted the standard on January 1, 2021. The adoption of this standard did not have a material effect on the Company’s unaudited condensed consolidated financial statements and related disclosures.

NOTE 3 – REVENUE, NET

Revenue, net consisted of the following for the nine months ended September 30:

(in thousands)	2021 (unaudited)	2020 (unaudited)
Gross revenue	$346,858	$229,169
Less sales discounts and allowances	(5,911)	(4,906)

Revenue, net	$340,947	$224,263

The following tables disaggregate revenue by product category for the nine months ended September 30:

(in thousands)	2021 (unaudited)	2020 (unaudited)
Griddles	$255,047	$183,569
Accessories	76,100	39,719
Consumables	15,705	5,894
Others	6	(13)

Total	$346,858	$229,169

NOTE 4 – RECEIVABLES, NET

Receivables, net consisted of the following:

(in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Accounts receivable	$80,682	$62,047
Less allowance for credit losses	(7)	(7)
Less allowance for sales discounts	(909)	(1,359)

Receivables, net	$79,766	$60,681

NOTE 5 – INVENTORIES

Inventories, net consisted of the following:

(in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Finished goods	$22,018	$19,415

At September 30, 2021 and December 31, 2020, inventories in transit amounted to $10.3 million and $5.6 million, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

(in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Machinery, equipment and furniture	$5,857	$3,131
Leasehold improvements	164	204
Land	910	114

	6,931	3,449
Less accumulated depreciation	(1,582)	(1,133)

Property and equipment, net	$5,349	$2,316

Depreciation expense totaled $483,000 and $330,000 for the nine months ended September 30, 2021 and 2020, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

(in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Software	$641	$548
Patents and trademarks	65	65

	706	613
Less accumulated amortization	(460)	(323)

Intangible assets, net	$246	$290

The weighted average useful life of the intangible assets was 3 years. Amortization expense was $138,000 and $123,000 for the nine months ended September 30, 2021 and 2020, respectively.

The Company’s estimated future intangible assets amortization expense is as follows:

Years Ending December 31,	Amounts (in thousands)
Remainder of 2021	$76
2022	133
2023	27
2024	10

Total	$246

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Accrued payroll	$2,852	$2,002
Accrued sales tax	1,489	915
Accrued commission	630	478
Customer deposits	293	60
Accrued return liability	189	288
Accrued royalty	182	322
Warranty liability	16	25
Accrued others	345	45

Accrued liabilities	$5,996	$4,135

Accrued others mainly pertain to unbilled freight charges and advertising expenses.

NOTE 9 – PPP LOAN

In April 2020, the Company obtained an unsecured loan in the amount of $943,000 under the Paycheck Protection Program (the “PPP Loan”). The PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Loan has been made through JP Morgan Chase (the “Lender”).

The PPP Loan has a two-year term and bears interest at a rate of 0.98% per annum, accruing upon funding. Unless the PPP Loan is forgiven, the Company will be required to make monthly payments of principal and interest to the Lender.

The PPP Note contains customary events of default provisions relating to, among other things, payment defaults, providing materially false and misleading representations to the SBA or Lender, or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the immediate repayment of all amounts outstanding, collection of all amounts owing from the Company, or filing suit and obtaining judgment.

Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent and utilities. The SBA has authorized the full forgiveness of the PPP Loan on August 2021 which was recorded as part of other income.

NOTE 10 – CAPITAL LEASE OBLIGATIONS

The Company leases equipment under capital lease agreements which provide for the option to purchase the equipment at the end of the lease. The leases are payable in aggregate monthly payments of $19,000, with imputed interest rates ranging from 2.7% to 4.4%, and are secured by the equipment being leased.

At September 30, 2021 and December 31, 2020, long-term debt consisted of capital lease obligations of $903,000 and $289,000, respectively.

Future minimum lease payments under the capital leases are approximately as follows:

Years Ending December 31,	Amounts (in thousands)
Remainder of 2021	$56
2022	222
2023	222
2024	222
2025	169
2026	74

Total future minimum lease payments	965
Less amount representing interest	(62)

Present value of future minimum lease payments	$903

The cost, accumulated amortization and amortization expense of equipment under capital leases, as included within property and equipment, net, are approximately as follows:

(in thousands)	September 30, 2021 (unaudited)	December 31, 2020
Cost	$1,026	$333
Accumulated amortization	146	50

Amortization expense was $96,000 and $48,000 for the nine months ended September 30, 2021 and 2020, respectively.

The cost of equipment under capital leases is included within Property and equipment, net in the unaudited condensed consolidated balance sheets.

NOTE 11 – RELATED PARTY TRANSACTIONS

Purchases and Accounts Payable – Due to Related Party

The Company purchases inventory from Shining Era Enterprise Limited (“Shining Era”), which is a related party through common ownership. For the nine months ended September 30, 2021 and 2020, the Company purchased approximately $170.9 million and $129.7 million, respectively, of inventory from Shining Era. As of September 30, 2021 and December 31, 2020, approximately $48.9 million and $54.2 million, respectively, of the Company’s accounts payable balance is due to Shining Era.

Interest Expense

For the nine months ended September 30, 2021 and 2020, the Company paid $386,000 and $1.2 million, respectively, of interest expense on past due accounts payable amounts to Shining Era, and $0 and $224,000, respectively, of interest on long-term debt to NAI BVI.

NOTE 12 – RETIREMENT PLAN

The Company sponsors an IRC Section 401(k) retirement plan that covers all employees who meet the eligibility requirements. The Company makes matching contributions of 100% of the employee’s contributions up to 3% of the wages plus 50% of the next 2% of wages, and allows for a profit-sharing contribution at the Company’s discretion. For the nine months ended September 30, 2021 and 2020, employer contributions were approximately $442,000 and $209,000, respectively.

NOTE 13 – CAPITAL STOCK

The Parent is authorized to issue an aggregate number of 2,000 shares of common stock having a par value of $1.00. Each outstanding share of record has unlimited voting rights on each matter submitted to a vote of the shareholders. The common stockholders are entitled to receive net assets upon dissolution and to receive dividends whenever funds and assets are legally available and when declared by the Board of Directors.

For the nine months ended September 30, 2021 and 2020, the Parent paid a dividend to NAI BVI amounting to $7.3 million and $0, respectively.

For the nine months ended September 30, 2021 and 2020, the Subsidiary distributed $2.3 million and $2.0 million to non-controlling interest member, respectively.

NOTE 14 – NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER

The following table presents the calculation of basic and diluted net income per common stock for the nine months ended September 30, 2021 and 2020:

(in thousands, except share and per share data)	2021 (unaudited)	2020 (unaudited)
Net income attributable to common stockholder, basic and diluted	$26,533	$18,978
Shares used to compute net income per common stock, basic and diluted	100	100
Net income per share attributable to common stockholder, basic and diluted	$265,335	$189,784

Basic and diluted net income per share is calculated by dividing net income by the weighted-average number of common stock outstanding during the period. The Company has no potentially dilutive securities.

NOTE 15 – INCOME TAXES

For the nine months ended September 30, 2021, the Company recognized income tax expense of $8.0 million on income before taxes of $40.6 million. The Company’s effective income tax rate for the nine months ended September 30, 2021 was approximately 23.0%.

For the nine months ended September 30, 2020, we recognized income tax expense of 5.7 million on income before taxes of $28.8 million. The Company’s effective income tax rate for the nine months ended September 30, 2020 was approximately 23.2%.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

Royalty Agreements

On July 1, 2014, the Company has entered into a sale and royalty agreement for the sale, transfer and assignment of all rights, title and interests in and to certain licensed patents to make and sell the licensed products in exchange for the payment of $10,000 and royalty of 5% of collected sales less 20% for freight for each completed unit covered by the patents that will be sold under the agreement, excluding any returned units. The term of the agreement is the term of the patents. The royalties are payable quarterly within 10 days after the end of each calendar quarter. The Company has also been granted the exclusive right to acquire future improvements related to the licensed product at a price to be determined by the counterparty before these are sold to third parties.

On February 26, 2019, the Company has entered into a patent license agreement to acquire a royalty-bearing, exclusive, revocable and non-transferable license to certain licensed patents, know-how and product improvements for the purpose of developing, manufacturing, selling and marketing the licensed products in exchange for the payment of royalty equal to 4% of net sales of licensed products for promotion and 5% of all other net sales of licensed products. The royalties are due and payable each year in quarterly installments, no later than 30 days following the end of such quarter. If any payment due under the agreement is delayed, interest will accrue and be payable, to the extent legally enforceable, on such unpaid principal amounts at the lower of 1% per month and the highest rate permitted by law in Florida. Subject to the termination rights, the agreement remains effective until the latest of the date upon which the last issued patent within the licensed patents expires or lapses or the date on which the last pending application within the licensed patents is canceled, withdrawn, abandoned or declared invalid by final order by a court of competent jurisdiction. The Company was also granted the right to terminate the agreement for convenience upon delivery of prior written notice.

Royalty expense was $1.5 million and $671,000 for the nine months ended September 30, 2021 and 2020, respectively.

Operating Leases

On July 10, 2019, the Company entered into an agreement with Wasatch Inovar Holdings, LLC (“Wasatch”) for a two-year lease of building space for use in office, warehousing and production. The lease commenced on August 1, 2019. On August 13, 2019, an amendment was entered to include the lease of additional space effective from September 1, 2019 to July 31, 2021. On June 15, 2020, a second amendment was entered into to include the lease of another additional space. On May 4, 2021, a third amendment to the July 2019 lease agreement with Wasatch was entered into between the Company and Bellinger Development, Ltd in consideration of the executed Purchase and Sale Agreement dated March 11, 2021 between Wasatch and Bellinger Development, Ltd or its affiliated assignee. The amendment reduced the premises covered by the lease and extended the term for an additional period of two years expiring on July 31, 2023. The lease term can be extended for an additional five years. The amended lease agreement called for monthly lease payments between $36,000 and $38,000 over the term of the lease.

On November 13, 2019, the Company entered into an agreement with JM Real Estate Investments, LLC for the lease of real properties (land, building, improvements) from September 1, 2019 to August 31, 2026 for warehouse and distribution. The agreement can be renewed for two periods of five years each. The real properties were possessed on August 1, 2019. The Company has an option to purchase the real properties in seven years upon satisfactory performance of the agreement. The lessor also granted the Company an exclusive right to move into another building owned by the lessor or its related entities at any time during the term of the lease. The lease agreement called for monthly lease payments between $62,000 and $71,000 over the term of the lease.

On July 29, 2019, the Company entered into an agreement with 3150 HPI, LLC for the lease of real properties (land, building, improvements) from December 1, 2020 to November 30, 2027 for warehouse and distribution. The agreement can be renewed for two periods of five years each. The real properties were possessed on November 1, 2020. The Company has an option to purchase the real properties in seven years upon satisfactory performance of the agreement. The lessor also granted the Company an exclusive right to move into another building owned by the lessor or its related entities at any time during the term of the lease. On April 13, 2021, an amendment was entered into to amend the lease term to April 1, 2021 to March 31, 2031. The agreement can also be renewed for two periods of five years each. The real properties were possessed on March 1, 2021. The amended lease agreement called for monthly lease payments between $63,000 and $76,000 over the term of the lease.

On June 18, 2021, the Company entered into a lease agreement with Capital Group, LLC for the lease of real properties (building, improvements) for warehousing and distribution. The Company took possession of the real properties on May 1, 2022. The agreement has a term of 10 years which commenced on June 1, 2022 and can be extended for two periods of five years each. The lease agreement called for monthly lease payments between $52,000 and $68,000 over the term of the lease. Base rent due during the first renewal term amounts to $70,000 subject to a 3% annual increase each year thereafter. Contemporaneous with the execution of the lease agreement, the Company deposited $104,000, which is comprised of the security deposit of $52,000 and the first month’s rent of $52,000.

Rental expense was $1.5 million and $1.2 million for the nine months ended September 30, 2021 and 2020, respectively.

Future minimum lease payments under the operating leases are approximately as follows:

Years Ending December 31,	Amounts (in thousands)
Remainder of 2021	$497
2022	2,373
2023	2,492
2024	2,278
2025	2,330
2026	2,094
Thereafter	7,867

Contingencies

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company believes that there is no pending litigation that could have, individually or in the aggregate, a material adverse effect on the financial position, results of operations or cash flows.

NOTE 17 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the unaudited condensed consolidated financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the unaudited condensed consolidated financial statements. The Company’s unaudited condensed consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before unaudited condensed consolidated financial statements are issued or available to be issued. The Company has evaluated subsequent events through February 11, 2022, which is the date the unaudited condensed consolidated financial statements were issued.

Debt Financing

On October 15, 2021, the Company entered into a revolving credit facility with Wells Fargo Bank, National Association (“Wells Fargo”) and a term loan credit agreement with White Oak Global Advisors, LLC (“White Oak”).

The credit agreement (“ABL Revolver”) with Wells Fargo is for a total credit line of $50.0 million. The ABL Revolver collateral is a perfected first priority interest in Cash, A/R and Inventory. The outstanding amount bears interest of LIBOR + 161.5 – 211.5bps based on average availability and the unused line is subject to 25 – 37.5bps based on average revolver usage. As of September 30, 2021, the Company was in compliance with the covenants of the ABL Revolver. As of the date of issuance of these unaudited condensed consolidated financial statements, the Company has drawn a total of $32.0 million from the credit line and remained compliant with all the debt covenants.

The term loan agreement (“Term Loan”) with White Oak consists of a $75.0 million initial term loan facility plus $20.0 million of uncommitted incremental facilities. The Term Loan collateral is a perfected first priority interest in all non-ABL Priority Collateral. The outstanding principal balance of the Term Loan bears interest from the date advanced until such loan is repaid in full at LIBOR + 750bps, subject to a LIBOR floor of 50bps. The Term Loan matures on October 15, 2026 with amortization of 10% per annum subject to quarterly principal payments. The Company may prepay the Term Loan subject to a prepayment penalty. The Term Loan is subject to financial covenants, including a maximum total leverage ratio, minimum fixed charge coverage ratio and minimum liquid assets test. As of September 30, 2021, the Company was in compliance with the covenants of the Term Loan. As of the date of the issuance of these unaudited condensed financial statements, the Company has received $75.0 million on the Term Loan and remained compliant with all the debt covenants.

Business Combination Agreement

On December 22, 2021, Ackrell SPAC Partners I Co. (“Ackrell”), a newly-formed Delaware corporation and a wholly-owned subsidiary of Ackrell (“Newco”), Ackrell Merger Sub Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of Newco (“Merger Sub”), Roger Dahle (“Dahle”) and NAI BVI entered into a Business Combination Agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (“Closing”), the Company will enter a redemption agreement with Cowell, and Dahle, pursuant to which Blackstone will redeem, prior to the Closing, certain of its membership interests held by the Company in exchange for $100.0 million which will be funded by newly-incurred indebtedness for borrowed money of the Company in the principal amount of $100.0 million.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Ackrell continuing as the legal surviving corporation in the Merger and a wholly-owned subsidiary of Newco. Immediately following the effective time of the Merger, (i) NAI will contribute 45 shares of Cowell’s Common Stock, par value $1.00 per share (“Cowell Common Stock”) to Newco and 33 shares of Cowell Common Stock to Ackrell, (ii) Cowell will redeem the remaining 22 shares of Cowell Common Stock and (iii) Dahle will contribute all of his membership interests in NAI to Newco.

Private Placement

In connection with the proposed business combination between Ackrell and Blackstone, Ackrell and Newco entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which Newco agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of Newco common stock and one-half of a warrant to acquire Newco common stock at an exercise price of $11.50 per share and Newco agreed to issue and sell and approximately $111 million principal amount of Newco convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements,

absence of a material adverse effect on Ackrell, Newco or Blackstone, the operation of the Company’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the Transaction, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Merger. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of

Cowell International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cowell International Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

/s/ Marcum LLP

San Jose, CA

February 15, 2022

COWELL INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share and per share data)	2020	2019
Assets
Current assets:
Cash	$1,934	$6,930
Receivables, net	60,681	30,331
Due from related party	—	108
Inventories	19,415	16,602
Prepaid income taxes	4,304	2,019
Other current assets	1,003	761

Total current assets	87,337	56,751
Property and equipment, net	2,316	1,781
Intangible assets, net	290	266
Restricted cash	1,400	—
Deferred tax asset	1,435	1,806

Total assets	$92,778	$60,604

Liabilities and equity
Current liabilities:
Accounts payable	$11,721	$5,550
Accrued liabilities	4,135	983
Accounts payable – due to related party	54,240	46,988
Current portion of paycheck protection program loan	250	—
Current portion of long-term debt	63	1,813

Total current liabilities	70,409	55,334
Paycheck protection program loan	693	—
Long-term debt	226	—
Deferred rent	63	24
Loan payable – due to related party	—	4,837
Income tax payable for unrecognized tax benefits	5,873	5,872

Total liabilities	77,264	66,067

Commitments and contingencies (See Note 16)
Stockholder’s equity (deficit)
Common stock: $1 par value, 2,000 shares authorized, 100 shares issued and outstanding at December 31, 2020 and 2019	—	—
Additional paid-in capital	2,067	2,067
Retained earnings (accumulated deficit)	16,263	(2,841)

Total Cowell International Inc. stockholder’s equity (deficit)	18,330	(774)
Non-controlling interest	(2,816)	(4,689)

Total equity (deficit)	15,514	(5,463)

Total liabilities and equity (deficit)	$92,778	$60,604

The accompanying notes are an integral part of these consolidated financial statements.

COWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except share and per share data)	2020	2019	2018
Revenue, net	$292,811	$153,002	$111,534
Cost of goods sold	236,537	128,357	105,233

Gross profit	56,274	24,645	6,301
Operating expenses
Sales and marketing	13,339	11,153	7,165
General and administrative	9,743	7,587	5,882
Research and development	2,517	1,371	360

Income (Loss) from operations	30,675	4,534	(7,106)
Other income (expense)
Interest income	4	3	—
Interest expense	(1,655)	(1,567)	(1,021)
Other income (expense), net	548	(47)	74

Income (Loss) before income tax	29,572	2,923	(8,053)
Income tax expense	5,576	2,968	1,651

Net income (loss)	$23,996	$(45)	$(9,704)

Net income (loss) attributable to non-controlling interest	$4,192	$436	$(999)

Net income (loss) attributable to common stockholder of Cowell International Inc.	$19,804	$(481)	$(8,705)

Net income (loss) per share, basic and diluted	$198,038	$(4,809)	$(87,045)

Weighted-average common shares outstanding, basic and diluted	100	100	100

The accompanying notes are an integral part of these consolidated financial statements.

COWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder’s Equity (Deficit)	Non-controlling Interest	Total Equity (Deficit)
(in thousands, except share data)	Shares	Amount
Balances as of January 1, 2018	100	$—	$13,800	$6,345	$20,145	$6,096	$26,241
Contributions from stockholder	—	—	5,350	—	5,350	—	5,350
Distribution to stockholder	—	—	(10,000)	—	(10,000)	—	(10,000)
Distribution to non-controlling interest member	—	—	—	—	—	(2,160)	(2,160)
Conversion of stockholder’s equity to long-term debt	—	—	(6,513)	—	(6,513)	—	(6,513)
Change in ownership interest	—	—	(2,451)	—	(2,451)	(8,062)	(10,513)
Recognition of deferred tax asset associated with non-controlling interest buyout	—	—	1,881	—	—	—	1,881
Net loss	—	—	—	(8,705)	(8,705)	(999)	(9,704)

Balances as of December 31, 2018	100	$—	$2,067	$(2,360)	$(293)	$(5,125)	$(5,418)
Net income (loss)	—	—	—	(481)	(481)	436	(45)

Balances as of December 31, 2019	100	$—	$2,067	$(2,841)	$(774)	$(4,689)	$(5,463)
Distribution to non-controlling interest member	—	—	—	—	—	(2,319)	(2,319)
Dividend paid to stockholder	—	—	—	(700)	(700)	—	(700)
Net income	—	—	—	19,804	19,804	4,192	23,996

Balances as of December 31, 2020	100	$—	$2,067	$16,263	$18,330	$(2,816)	$15,514

The accompanying notes are an integral part of these consolidated financial statements.

COWELL INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$23,996	$(45)	$(9,704)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	738	453	206
Bad debt expense	6	5	211
Loss on disposal of assets	1	72	—
Deferred tax expense	371	2,852	1,651
Income tax expense for unrecognized tax benefits	1	2,501	3,371
Changes in operating assets and liabilities:
Receivables	(30,356)	(4,429)	(9,686)
Due from related party	108	538	(646)
Inventories	(2,813)	9,268	5,282
Prepaid income tax and other current assets	(2,528)	(2,798)	(2,565)
Accounts payable	6,172	(727)	(14,734)
Accrued liabilities	2,929	509	(4,156)
Accounts payable – related party	7,252	3,493	43,494
Deferred rent	39	(19)	7

Net cash provided by operating activities	5,916	11,673	12,731
Cash flows from investing activities
Purchases of property and equipment	(723)	(1,038)	(395)
Purchases of intangible assets	(256)	(295)	(61)
Proceeds from sale of intangible assets	11	—	—
Proceeds from sale of property and equipment	3	—	—

Net cash used in investing activities	(965)	(1,333)	(456)
Cash flows from financing activities
Contributions from stockholder	—	—	5,350
Distribution to stockholder	(700)	—	(10,000)
Distributions to non-controlling interest member	(2,319)	—	(2,160)
Cash paid for repurchase of non-controlling interest	—	—	(6,513)
Proceeds from paycheck protection program loan	943	—	—
Repayment of principal on long-term debt to repurchase non-controlling interest	(1,813)	(2,112)	(75)
Repayment of principal on related party loan	(4,614)	(1,900)	—
Repayment of principal on capital leases	(44)	—	—

Net cash used in financing activities	(8,547)	(4,012)	(13,398)

Net increase (decrease) in cash and restricted cash	(3,596)	6,328	(1,123)
Cash and restricted cash at beginning of period	6,930	602	1,725

Cash and restricted cash at end of period	$3,334	$6,930	$602

Supplemental schedule of cash flow information
Cash paid for interest	$1,879	$1,402	$955

Cash paid for income tax	$7,489	$—	$—

Supplemental schedule of non-cash investing and financing activities
Debt issued for repurchase of non-controlling interest	$—	$—	$4,000

Conversion of stockholder’s equity to long-term debt	$—	$—	$6,513

Purchase of equipment in exchange for capital lease	$333	$—	$—

Recognition of deferred tax asset associated with non-controlling interest buyout	$—	$—	$1,881

The accompanying notes are an integral part of these consolidated financial statements.

COWELL INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Organization

Cowell International Inc. (the “Parent” or “Cowell”) was incorporated on November 21, 2014 under the Utah Revised Business Corporation Act by North Atlantic Imports Inc. (“NAI BVI”). The principal office of the Parent is located at 1073 West 1700 North, Logan, Utah.

On May 12, 2008, North Atlantic Imports, LLC (the “Subsidiary” or “NAI” or “Blackstone”), a limited liability company, was incorporated and organized under the Utah Revised Limited Liability Company Act to engage in wholesale business. The Subsidiary’s designated office is located at 1073 West 1700 North, Logan, Utah. The term “Company” refer to the Parent and the Subsidiary.

Business

The Parent derives the majority of its income from its investment in the Subsidiary. It has not engaged in large-scale commercial operations.

The Subsidiary operates in the outdoor cooking industry. The Subsidiary sells griddles, accessories and consumables under the Blackstone® brand name. The Subsidiary derives its revenue from customers in North America.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak to be a pandemic. For the year ended December 31, 2020, the Company experienced sales growth attributable to an increase in home cooking activities caused by the COVID-19 outbreak. The Company has been experiencing higher inbound freight costs and supply chain delays. There is no certainty as to when, or if, inbound freight costs will return to historical levels or transportation and other supply chain delays will be resolved. The Company has considered all information available as of the date of issuance of these financial statements and the Company is not aware of any specific events or circumstances that would require an update to its estimates or judgments, or a revision to the carrying value of its assets or liabilities. These estimates may change as new events occur and additional information becomes available.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include the accounts of the Parent and the Subsidiary. All inter-company transactions and balances have been eliminated in consolidation.

The Subsidiary has been evaluated to determine the appropriate consolidation model following the guidance in ASC 810. No reporting entities were identified to be holders of variable interests in the Subsidiary. Accordingly, the voting interest consolidation model was applied. The Parent has a controlling financial interest in the Subsidiary due to ownership of 85% of outstanding voting membership interests and therefore has been consolidated into the Company.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and the accompanying notes. The accounting policies that reflect the Company’s more significant estimates and judgments and that the Company believes are the most critical to aid in fully understanding and evaluating its reported financial results are the useful lives assigned to long-lived assets, impairment assessments on long-lived assets, allowance for credit losses, obsolete and slow-moving inventory reserves, deferred taxes and valuation allowances on deferred tax assets, income taxes for unrecognized tax benefits, evaluation and measurement of contingencies and recognition of revenue, including estimates for product returns and discounts. Those estimates could change, and as a result, actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains cash accounts with certain major financial institutions in the United States. Deposits in these institutions may exceed amounts of insurance provided on such accounts. The Company has not experienced any losses on its deposits. As of December 31, 2020, 2019 and 2018, the Company had no cash equivalents.

Restricted Cash

Restricted cash represents cash not available for immediate and general use. Restricted cash pertains to an issued letter of credit that will expire on March 31, 2021 subject to an automatic extension of successive one-year periods. This is presented as part of non-current assets in the consolidated balance sheets.

Restricted cash is included with cash in the consolidated statements of cash flows. Consequently, transfers between cash and restricted cash are not presented as separate line items. Total cash and restricted cash consisted of the following at December 31:

(in thousands)	2020	2019	2018
Cash	$1,934	$6,930	$602
Restricted cash	1,400	—	—

Total cash and restricted cash	$3,334	$6,930	$602

Receivables

Receivables consist primarily of trade receivables arising from the sale of the Company’s products. Accounts receivable is recorded net of allowances for credit loss and discount. Accounts receivable is written off when a notice of bankruptcy is received, or when the Company failed to collect after exhausting all methods of collection. Prior to that, the Company estimates an allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current and future economic conditions that may affect a customer’s ability to pay. A finance charge may be applied to receivables that are more than thirty days past due. This is recognized as interest income in the period earned.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents accounts with financial institutions where, at times, deposits exceed federal insurance limits. Management believes that the Company is not exposed to significant credit risk as the Company’s deposits are held at financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on these deposits.

For the years ended December 31, 2020 and 2018, the Company earned revenue from one customer located in the United States for which net revenue as a percentage of total net revenue was equal to or greater than 10%. For the year ended December 31, 2019, the Company earned revenue from two customers in the United States for which net revenue as a percentage of total net revenue was equal to or greater than 10%. Net revenue as a percentage of total net revenue from each major customer is as follows:

	December 31,
	2020	2019	2018
Customer A	56%	54%	49%
Customer B	N/A	14%	N/A

The Company is subject to credit risk from its accounts receivable related to its sales. In the normal course of business, the Company provides credit terms to its customers and performs ongoing credit evaluations. The Company generally does not require collateral. As of December 31, 2020 and 2019, accounts receivable is comprised of major customer balances as follows:

	December 31,
	2020	2019
Customer A	40%	67%
Customer C	13%	N/A
Customer D	12%	N/A

The Company is also subject to concentration risk from its suppliers. The Company sources most of its products from a related party manufacturer. See Note 11 for the related party transactions.

Fair Value

The Company’s financial instruments include accounts receivable, due from related party, accounts payable, accrued liabilities, accounts payable – due to related party, paycheck protection program (“PPP”) loan, loan payable – due to related party and debt. The recorded carrying amounts of accounts receivable, due from related party, accounts payable, accrued liabilities and accounts payable – due to related party approximate their fair value due to their short-term nature. The amount of deposits exceeding the federal insurance limits and the carrying amounts of accounts receivable and due from related party represent the maximum amounts of loss due to credit risk that the Company would incur if the parties failed completely to perform according to the terms of the contracts. Other financial liabilities are initially recorded at fair value, and subsequently measured at amortized cost using the effective interest method.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

Inventories

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The Company calculates inventory valuation adjustments when conditions indicate that net realizable value is less than cost due to physical deterioration, usage, obsolescence, reductions in estimated future demand or reduction in selling price. Inventory write-downs are measured as the difference between the cost of inventory and net realizable value, and are included within Sales and marketing expense in the consolidated statements of operations.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation of property and equipment commences when it is placed into service. Depreciation is calculated using the straight-line method over the estimated useful lives.

Class	Useful life
Machinery, equipment and furniture	3 to 7 years
Leasehold improvements	7 years

Machinery, equipment and furniture includes transportation equipment, hardware, office furniture and fixtures, tooling equipment and general machinery and equipment. Expenditures for repairs and maintenance are charged to expense as incurred. Costs of major additions and betterments are capitalized and depreciated on a straight-line basis over their estimated useful lives. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included within General and administrative expense in the consolidated statements of operations.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful lives of the respective assets, ranging from 2 to 5 years.

Intangible assets include Enterprise Resource Planning (ERP) software and patents. The cost of servicing the Company’s patents is expensed as incurred. Upon retirement or sale, the cost and the related accumulated amortization are removed from the accounts and any resulting gain or loss is included in the consolidated statements of operations.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets (group) may not be recoverable. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods as well as the strategic significance of the assets to the Company’s business objectives. Recoverability of assets is determined by comparing the estimated undiscounted net cash flows of the operations related to the assets (asset group) to their carrying amount. If the carrying value of the assets (asset group) exceeds its undiscounted cash flows, the Company then compares the fair value of the assets (asset group) to their carrying value to determine the impairment loss. The impairment loss will be allocated to the carrying values of the long-lived assets (asset group), but not below their individual fair values. If the Company determines that events and circumstances warrant a revision to the remaining period of amortization or depreciation for a specific long-lived asset, its remaining estimated useful life will be revised, and the remaining carrying amount of the long-lived asset will be depreciated or amortized prospectively over the revised remaining estimated useful life. No impairment was identified for the years ended December 31, 2020, 2019 and 2018.

PPP Loan, Long-term Debt and Loan Payable – Due to Related Party

PPP loan, long-term debt and loan payable – due to related party are initially recorded at fair value, and subsequently measured at amortized cost using the effective interest method.

Forgiveness of the PPP loan is recorded through earnings. This occurs when there is confirmation from the governmental authority that the Company has complied with the conditions for forgiveness attached to the loan.

Warranty

The Company provides product warranty in connection with the sale of its products. The specific terms and conditions of the warranties offered by the Company vary depending upon the product sold. Customers have the option to request the replacement of damaged product with replacement parts or to receive a refund in order to fulfill the warranty claim. The replacement parts are provided by the manufacturer to the Company at no additional cost.

The Company estimates the costs that may be incurred under its warranty using historical and anticipated rates of warranty claims and records a liability in the amount of such costs at the time revenue is recognized. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Revenue Recognition

ASC Topic 606 is a comprehensive revenue recognition model that requires revenue to be recognized when control of the promised goods or services are transferred to our customers at an amount that reflects the consideration that we expect to receive. Application of ASC Topic 606 requires us to use more judgment and make more estimates than under former guidance. Application of ASC Topic 606 requires a five-step model applicable to all product offering revenue streams as follows: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the company satisfies a performance obligation.

At contract inception, the company assesses the goods and services promised in a contract with a customer and identifies as a performance obligation each promise to transfer to the customer either: (1) a good or service (or a bundle of goods or services) that is distinct or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The company recognizes revenue only when it satisfies a performance obligation by transferring a promised good or service to a customer.

The company must apply its judgment to determine the timing of the satisfaction of performance obligations as well as the transaction price and the amounts allocated to performance obligations including estimating variable consideration, adjusting the consideration for the effects of the time value of money and assessing whether an estimate of variable consideration is constrained.

The Company’s policy typically permits returns if the product is damaged, defective or otherwise cannot be used when received by the customer. Estimates for expected returns are based primarily on an ongoing analysis of historical return patterns.

Contracts with Customers

Contracts with customers are embodied in Purchase Orders and Master Agreements. Once accepted, the Purchase Order binds both parties to the transaction, and provides the specific details of the agreement such as the number of quantities ordered, shipping and billing information and payment terms. The Master Agreement contains the general terms and provisions that apply to all related Purchase Orders. For all sales, no significant uncertainty exists surrounding the customers’ obligation to pay. Customers’ obligations to pay are generally under normal commercial terms, with payment terms typically being 30 to 60 days upon completion of the performance obligation.

Performance Obligations

For most of the Company’s contracts, the performance obligation is to deliver the product to the customer. The standard warranty included in the sale is an assurance-type warranty that does not represent a performance obligation. However, in certain types of sales, a customer can purchase a separate warranty (service contract) in addition to the standard warranty. A third-party service provider is responsible for the provision of services related to the service contract with no recourse to the Company. The Company remits 50% of the service contract fee from the sale of service contracts to an entity designated by the service provider. The obligation to arrange for the provision of an extended warranty is also accounted for as a separate performance obligation.

Transaction Price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services. The promised consideration in the Company’s contracts with customers is variable due to anticipated reductions, such as discounts, allowances and other price adjustments. The transaction price is determined based upon the invoiced sales price, less anticipated reductions. The amount of these reductions is estimated at the inception of the contract based on historical data and future expectations and recognized as an adjustment to revenue at the time of sale or at the end of the period, whichever comes later. Subsequent adjustments to estimates are recognized in revenue in the period the adjustment is determinable.

Allocate Transaction Price

Generally, the transaction price is wholly allocated to the single performance obligation contained in most contracts. If the customer purchases an extended warranty, the transaction price is allocated using the observable prices charged by the Company when it sells the product and extended warranty separately in similar circumstances to similar customers.

Revenue Recognition

The performance obligation to deliver the product to the customer is satisfied at a point in time. Control transfers upon loading the goods into containers and shipping them or upon receipt of the goods by the customers depending on the terms of the contract.

The performance obligation to arrange for the provision of an extended warranty is also satisfied at a point in time. Control transfers when the Company completed its service of arranging the sale. The Company acts as an agent in this transaction, and thus revenue is recognized only at the net amount of consideration retained. The extended warranty offer was formally deployed only in December 2020. Consequently, the amount of revenue earned from extended warranty is de minimis for the year ended December 31, 2020.

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

The Company does not adjust the amount of consideration for the effects of a significant financing component if, at contract inception, the expected period between the transfer of promised goods or services and customer payment is one year or less.

The Company has elected to treat shipping and handling activities as fulfillment costs. Shipping and handling costs are recognized as cost of goods sold at the time the related revenue is recognized. Amounts invoiced to customers for shipping and handling are recorded in sales. Shipping and handling costs incurred totaled $7.5 million, $2.9 million and $2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Additionally, the Company elected to record revenue net of sales and other similar taxes.

Disaggregation of Revenue

The Company has determined that disaggregation of revenue per product category best describes how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors upon consideration of disclosures presented outside of the financial statements, the information regularly reviewed by the Chief Executive Officer and other information used by the Company to evaluate financial performance or make resource allocation decisions. See Note 3 for further information.

Advertising Costs

Advertising costs are expensed when the advertising first takes place. The Company incurred advertising costs of $7.5 million, $8.0 million and $4.9 million for the years ended December 31, 2020, 2019 and 2018, respectively, and are included within Sales and marketing expense in the consolidated statements of operations.

Research and Development Expense

Research and development expense consists of expenses incurred to develop and improve the Company’s future products and processes. These expenses include employee-related expenses, including salaries and benefits, facilities-related expenses, fees for professional services, costs related to prototype tooling and materials and software development costs. Research and development expense is charged to operating expense in the period incurred. The Company incurred research and development expenses of $2.5 million, $1.4 million and $360,000 for the years ended December 31, 2020, 2019 and 2018.

Income Taxes

Income taxes consist of U.S. federal, state and international taxes for jurisdictions in which the Company conducts business. Deferred income taxes arise from temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In evaluating the Company’s ability to recover its deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. If based upon all available positive and negative evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Company determines that it is more likely than not that all or part of the deferred tax asset will become realizable.

In accordance with ASC 740, Income Taxes, the Company evaluated the technical merits of its income tax positions and has established income tax reserves for uncertain tax position. The Company’s practice is to recognize interest and penalties related to income tax matters in Income Tax expense in the consolidated statements of operations. See Note 15 for further information.

Segment Reporting

The Company operates in a single segment. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and assessing performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company level.

Basic and Diluted Net Income (Loss) Per Common Stock

Basic net income (loss) per common stock is computed by dividing net income (loss) attributable to the common stockholder of the Parent for the year by the weighted-average number of common stocks outstanding during the year. Diluted net income (loss) per common stock is the same as basic net loss per common stock for the years ended December 31, 2020, 2019 and 2018 as the Company has not issued any potentially dilutive securities.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a single comprehensive five-step model for entities to use in accounting for revenue arising from contracts with customers. The Company adopted this standard on January 1, 2018, using the modified retrospective approach with no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (“ASC Topic 820”), which modifies, removes and adds certain disclosure requirements on fair value measurements based on the FASB Concepts Statement, Conceptual Framework for Financial Reporting — Chapter 8: Notes to Financial Statements. The amendments on changes in unrealized gains and losses, the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU 2018-13 as of January 1, 2020 for the annual period and it will be applied to interim periods after December 31, 2020. The adoption of this ASU did not have a material impact on the Company’s financial statements.

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230), which requires the statement of cash flows to explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash or restricted cash. The Company adopted ASU 2016-18 for the annual period beginning January 1, 2019. Restricted cash was included with cash and cash equivalents in the reconciliation of beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The total amount shown in the statement of cash flows was reconciled with the cash and restricted cash presented on the balance sheet. Furthermore, the nature of restrictions was disclosed.

Recently Issued Accounting Pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The standard removes certain exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU is effective for all interim and annual periods beginning January 1, 2021, with early adoption permitted. The Company adopted ASU 2019-12 beginning January 1, 2021 on a prospective basis. The adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended, with guidance regarding the accounting for and disclosure of leases. This update requires lessees to recognize the liabilities related to all leases, including operating leases, with a term greater than 12 months on the balance sheets. This update also requires lessees and lessors to disclose key information about their leasing transactions. This guidance will become effective for the Company for annual reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of this standard on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which requires a financial asset (or a group of financial assets) measured on the basis of amortized cost to be presented at the net amount expected to be collected. This ASU requires that the income statement reflect the measurement of credit losses for newly recognized financial assets as well as the increases or decreases of expected credit losses that have taken place during the period. This ASU requires that credit losses of debt securities designated as available-for-sale be recorded through an allowance for credit losses and limits the credit loss to the amount by which fair value is below amortized cost. This guidance will become effective for the Company for annual reporting periods beginning after December 15, 2022 including interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its financial statements.

NOTE 3 – REVENUE, NET

Revenue, net consisted of the following for the years ended December 31:

(in thousands)	2020	2019	2018
Gross revenue	$300,587	$160,135	$119,345
Less sales discounts and allowances	(7,776)	(7,133)	(7,811)

Revenue, net	$292,811	$153,002	$111,534

The following tables disaggregate gross revenue by product category for the years ended December 31:

(in thousands)	2020	2019	2018
Griddles	$236,593	$128,997	$101,850
Accessories	56,198	28,041	16,623
Consumables	7,661	3,004	87
Other	135	93	785

Total	$300,587	$160,135	$119,345

NOTE 4 – RECEIVABLES, NET

Receivables, net consisted of the following at December 31:

(in thousands)	2020	2019
Accounts receivable	$62,047	$31,376
Less allowance for credit losses	(7)	(1)
Less allowance for sales discounts	(1,359)	(1,044)

Receivables, net	$60,681	$30,331

NOTE 5 – INVENTORIES

Inventories consisted of the following at December 31:

(in thousands)	2020	2019
Finished goods	$19,415	$16,602

At December 31, 2020 and 2019, inventories in transit amounted to $5.6 million and $2.8 million, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31:

(in thousands)	2020	2019
Machinery, equipment and furniture	$3,131	$2,295
Leasehold improvements	204	132
Construction in progress	114	—

	3,449	2,427
Less accumulated depreciation	(1,133)	(646)

Property and equipment, net	$2,316	$1,781

Depreciation expense totaled $517,000, $348,000 and $204,000 in 2020, 2019 and 2018, respectively. Loss on disposal of assets totaled $1, $72 and $0 in 2020, 2019 and 2018, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following at December 31:

(in thousands)	2020	2019
Software	$548	$291
Patents and trademarks	65	85

	613	376
Less accumulated amortization	(323)	(110)

Intangible assets, net	$290	$266

Software acquired totaled $256,000, $230,000 and 61,000 in 2020, 2019 and 2018, respectively. Patents acquired totaled $0, $65,000 and $0 in 2020, 2019 and 2018, respectively.

The weighted average useful life of the intangible assets was 3 years. Amortization expense was $222,000, $104,000 and $2,000 in 2020, 2019 and 2018, respectively.

The Company’s estimated future intangible assets amortization expense is as follows:

Years Ending December 31,	Amounts (in thousands)
2021	$188
2022	79
2023	13
2024	10

Total	$290

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

(in thousands)	2020	2019
Accrued payroll	$2,002	$257
Accrued sales tax	915	11
Accrued commission	478	137
Accrued royalty	322	129
Accrued return liability	288	362
Warranty liability	25	31
Accrued others	105	56

Accrued liabilities	$4,135	$983

At December 31, 2020 and 2019, accrued payroll includes $1.6 million and $59,000, respectively, of accrued bonus earned by Roger Dahle, Chief Executive Officer of NAI (“Dahle”) during the year ended December 31, 2020 and 2019, respectively. The bonus is calculated based on the Company’s operational results.

NOTE 9 – PPP LOAN

In April 2020, the Company obtained an unsecured loan in the amount of $943,000 under the Paycheck Protection Program (the “PPP Loan”). The PPP was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and is administered by the U.S. Small Business Administration (“SBA”). The Loan has been made through JP Morgan Chase (the “Lender”).

The PPP Loan has a two-year term and bears interest at a rate of 0.98% per annum, accruing upon funding. Unless the PPP Loan is forgiven, the Company will be required to make monthly payments of principal and interest to the Lender.

The PPP Loan contains customary events of default provisions relating to, among other things, payment defaults, providing materially false and misleading representations to the SBA or Lender or breaching the terms of the PPP Loan documents. The occurrence of an event of default may result in the immediate repayment of all amounts outstanding, collection of all amounts owing from the Company or filing suit and obtaining judgment.

Under the terms of the CARES Act, PPP Loan recipients can apply for and be granted forgiveness for all or a portion of the loan granted under the PPP. Such forgiveness will be determined, subject to limitations, based on the use of loan proceeds for payment of payroll costs and any payments of mortgage interest, rent and utilities. No payment has been made during 2020. The SBA has authorized the full forgiveness of the PPP Loan on August 2021 (See Note 17).

NOTE 10 – LONG-TERM DEBT

At December 31, 2020 and 2019, long-term debt consisted of note payable due to a former member of the Company of $0 and $1.8 million, respectively, and capital lease obligations of $289,000 and $0, respectively.

Long-term Debt Issued to Repurchase Non-controlling Interest

In September 2018, the Company issued a promissory note to a former member in the amount of $4.0 million as part of the consideration for the release of claims, ownership interest and dismissal of pending litigation. The term of the note requires monthly principal installments of $25,000 and an annual principal installment equal to 2% of the Company’s prior year net sales less the amount of any monthly installments or prepayments made on the note during the year. The note bears no interest except in the event of uncured default.

At the election of the former member, the entire outstanding balance of the note may be accelerated and become due immediately with interest of 10% per annum if a default is not timely cured. In addition, a 5% charge will be imposed from uncured default arising from acts such as late, under and/or non-payment. The Company may prepay the outstanding balance of the note at any time without penalty. The note was secured by a substantial portion of the Company’s assets, including but not limited to cash, accounts receivable, intellectual property and equipment. In 2020, 2019 and 2018, the Company paid $1.8 million, $2.1 million and $75,000, respectively. The note has been fully paid in 2020.

Capital Lease Obligation

The Company leases equipment under capital lease agreements which provide for the option to purchase the equipment at the end of the lease. The leases are payable in aggregate monthly payments of $4,000, with imputed interest rates ranging from 1.5% to 7.8%, and are secured by the equipment being leased.

Future minimum lease payments under the capital leases are approximately as follows:

Years Ending December 31,	Amounts (in thousands)
2021	$74
2022	74
2023	74
2024	74
2025	21

Total future minimum lease payments	317
Less amount representing interest	(28)

Present value of future minimum lease payments	$289

The cost, accumulated amortization and amortization expense of equipment under capital leases are as follows:

(in thousands)	2020	2019	2018
Cost	$333	$—	$—
Accumulated amortization	50	—	—
Amortization expense	50	—	—

The cost of equipment under capital leases is included within Property and equipment, net in the consolidated balance sheets.

NOTE 11 – RELATED PARTY TRANSACTIONS

Purchase and Accounts Payable – Due to Related Party

The Company purchases inventory from Shining Era Enterprise Limited (“Shining Era”), which is a related party through common ownership. For the years ended December 31, 2020, 2019 and 2018, the Company purchased $159.8 million, $83.5 million and $76.9 million, respectively, of inventory from Shining Era. As of December 31, 2020 and 2019, $54.2 million and $47.0 million, respectively, of the Company’s accounts payable balance is due to Shining Era.

Loan Payable – Due to Related Party

In September 2018, the Company entered into a loan agreement with NAI BVI in the amount of $6.5 million which is a non-cash conversion of the Company’s equity. The principal balance bears interest at the rate of 3% per annum, accruing daily. The loan, together with accrued and unpaid interest and all other charges, costs and expenses, is due and payable on or before August 31, 2028. The Company has the right to prepay all or any part of the outstanding balance at any time without penalty. The Company paid $4.6 million, $1.9 million and $0 of the principal balance of the loan in 2020, 2019 and 2018, respectively, and $301,000 of accrued interest in 2020. At December 31, 2020 and 2019, the outstanding balance of the loan amounted to $0 and $4.6 million, respectively, and accrued interest amounted to $0 and $224,000, respectively.

Interest Expense

For the years ended December 31, 2020, 2019 and 2018, the Company incurred and paid $1.6 million, $1.4 million and $950,000, respectively, of interest on past due accounts payable amounts to Shining Era, and incurred $78,000, $160,000 and $65,000, respectively, and paid $302,000, $0 and $0, respectively, of interest on long-term debt to NAI BVI.

NOTE 12 – RETIREMENT PLAN

The Company sponsors an IRC Section 401(k) retirement plan that covers all employees who meet the eligibility requirements. The Company makes matching contributions of 100% of the employee’s contributions up to 3% of the wages plus 50% of the next 2% of wages, and allows for a profit-sharing contribution at the Company’s discretion. For the years ended December 31, 2020, 2019 and 2018, employer contributions were $291,000, $105,000 and $62,000, respectively.

NOTE 13 – CAPITAL STOCK

The Parent is authorized to issue an aggregate number of 2,000 shares of common stock having a par value of $1.00. Each outstanding share of record has unlimited voting rights on each matter submitted to a vote of the shareholders. The common stockholders are entitled to receive net assets upon dissolution and to receive dividends whenever funds and assets are legally available and when declared by the Board of Directors. In 2017, the Parent issued 100 shares of common stock to NAI BVI which represents 100% of outstanding shares.

For the year ended December 31, 2020. 2019 and 2018, the Parent received capital contribution of $0, $0, and $5.4 million from NAI BVI, returned capital contribution of $0, $0, and $10 million to NAI BVI and paid dividend of $700,000, $0 and $0 to NAI BVI, respectively.

For the year ended December 31, 2020, 2019 and 2018, the Subsidiary distributed $2.3 million, $0 and $2.2 million to non-controlling interest member, respectively.

Change in ownership interest

On September 3, 2018, pursuant to the plan of reorganization, Roger Dahle, Chief Executive Officer of NAI (“Dahle”), and a former member, each of whom owned 24.5% membership interest in the Subsidiary, transferred combined interests of 34% to Cowell. As a result, Cowell and Dahle owned 85% and 15% of the membership interests in the Subsidiary, respectively. The Certificate of Organization was amended and restated effective August 1, 2018.

The change in ownership interest did not result in a change in control and was accounted for as an equity transaction in accordance to ASC 810-10-45-21A. The difference between the amount by which the NCI was adjusted of $8.0 million and the fair value of the consideration paid by the Parent of $10.5 million, of which $6.5 million was paid in cash and $4.0 million was issued as long-term debt, was recognized directly in additional paid-in capital in the amount of $2.5 million (see Note 11).

In addition, the Company recognized a IRC Section 743(b) deferred tax asset and corresponding addition to paid-in-capital of $1.8 million related to the step-up in basis in accordance with ASC 740-20-45-11(g).

NOTE 14 – NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER

The following table presents the calculation of basic and diluted net income (loss) per common stock for the years ended December 31, 2020, 2019 and 2018:

(in thousands, except share and per share data)	2020	2019	2018
Net income (loss) attributable to common stockholder, basic and diluted	$19,804	$(481)	$(8,705)
Shares used to compute net income (loss) per common stock, basic and diluted	100	100	100
Net income (loss) per share attributable to common stockholder, basic and diluted	$198,038	$(4,809)	$(87,045)

Basic and diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common stock outstanding during the period. The Company has no potentially dilutive securities.

NOTE 15 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases measured using enacted tax rates for years in which taxes are expected to be paid or recovered. Deferred income taxes are recorded as noncurrent assets or liabilities.

The components of the provision (benefit) for income taxes in the years ended December 31, 2020, 2019 and 2018 are as follows:

(in thousands)	2020	2019	2018
Current:
Federal	$4,425	$116	$—
State	780	—	—

Total current	5,205	116	—

Deferred:
Federal	207	2,764	1,832
State	164	88	(181)

Total deferred	371	2,852	1,651

Total provision for income taxes	$5,576	$2,968	$1,651

A reconciliation of the benefit for income taxes at the federal statutory rate to the Company’s effective rate is as follows:

(in thousands)	2020	2019	2018
Federal tax benefit at the expected statutory rate	$5,045	$2,993	$2,409
State income tax benefit net of federal income tax benefit	949	93	(181)
Tax benefit for permanent tax adjustment	2	6	(2)
Application of federal tax rates to NOL carryback	—	—	(552)
Research and development credit	(420)	(124)	(23)

Total	$5,576	$2,968	$1,651

Net deferred tax assets as of December 31, 2020 and 2019 consist of the following:

(in thousands)	2020	2019
NOL Carryforwards	$—	$146
Allowances and accruals	440	363
Intangible assets	1,392	1,520
Unicap 263A adjustment	70	45
Research and development credit	—	110

Total deferred tax assets	1,902	2,184
Property and equipment	(467)	(378)

Total deferred tax liabilities	(467)	(378)

Net deferred tax assets	$1,435	$1,806

Enacted on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“the CARES Act”) authorizes more than $2 trillion to battle COVID-19 and its economic effects, including immediate cash relief for individual citizens, loan programs for small business, support for hospitals and other medical providers and various types of economic relief for impacted businesses and industries. Pursuant to the CARES Act, the 2018 NOL was utilized in the three preceding years through a carryback claim for federal purposes. The CARES Act does not have a material impact on the Company’s financial results for the year ended December 31, 2020.

The Consolidated Appropriations Act, 2021 (the “Act”) was enacted in the United States on December 27, 2020. The Act enhances and expands certain provisions of the CARES Act. The Act does not have a material impact on the Company’s financial results for the year ended December 31, 2020.

Uncertain Tax Positions

The Company files income tax returns in the U.S., federal and Utah. As of December 31, 2020, the federal and state tax returns for the years from 2017 through 2020 remain open to examination by the Internal Revenue Service and the State of Utah.

The Company has adopted the provisions of ASC 740, “Income Taxes Related to Uncertain Tax Positions.” Under these principals, tax positions are evaluated in a two-step process. The Company first determines whether it is more-likely-than-not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits within its provision for income taxes. As of December 31, 2020 and 2019, the Company has recorded total income tax accrual, including interest and penalties, related to uncertain tax positions of $5.9 million. For the years ended December 31, 2020, 2019 and 2018, penalties amounted to $0, $0 and $558,607, respectively, and interest amounted to $888, $588 and $0, respectively.

The Company does not anticipate that the total amounts of unrecognized tax benefits will significantly increase or decrease in the next 12 months.

The following is a reconciliation of the beginning and ending amount of the Company’s total gross unrecognized tax benefit liabilities:

(in thousands)	2020	2019	2018
Gross Unrecognized Tax Benefit – Beginning Balance	$5,872,461	$3,371,291	$—
Increases Related to Tax Positions from Prior Years	—	—	—
Increases Related to Tax Positions Taken During the Current Year	888	2,501,170	3,371,291

Gross Unrecognized Tax Benefit – Ending Balance	$5,873,349	$5,872,461	$3,371,291

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Commitments

Royalty Agreements

On July 1, 2014, the Company has entered into a sale and royalty agreement for the sale, transfer and assignment of all rights, title and interests in and to certain licensed patents to make and sell the licensed products in exchange for the payment of $10,000 and royalty of 5% of collected sales less 20% for freight for each completed unit covered by the patents that will be sold under the agreement, excluding any returned units. The term of the agreement is the term of the patents. The royalties are payable quarterly within 10 days after the end of each calendar quarter. The Company has also been granted the exclusive right to acquire future improvements related to the licensed product at a price to be determined by the counterparty before these are sold to third parties.

On February 26, 2019, the Company has entered into a patent license agreement to acquire a royalty-bearing, exclusive, revocable and non-transferable license to certain licensed patents, know-how and product improvements for the purpose of developing, manufacturing, selling and marketing the licensed products in exchange for the payment of royalty equal to 4% of net sales of licensed products for promotion and 5% of all other net sales of licensed products. The royalties are due and payable each year in quarterly installments, no later than 30 days following the end of such quarter. If any payment due under the agreement is delayed, interest will accrue and be payable, to the extent legally enforceable, on such unpaid principal amounts at the lower of 1% per month and the highest rate permitted by law in Florida. Subject to the termination rights, the agreement remains effective until the latest of the date upon which the last issued patent within the licensed patents expires or lapses or the date on which the last pending application within the licensed patents is canceled, withdrawn, abandoned or declared invalid by final order by a court of competent jurisdiction. The Company was also granted the right to terminate the agreement for convenience upon delivery of prior written notice.

Royalty expense was $1.0 million, $129,000 and $61,000 in 2020, 2019 and 2018, respectively.

Operating Leases

On February 21, 2018, the Company entered into an agreement with Advanced Warehousing, LLC for warehousing and fulfillment services. The agreement has a term of one year which commenced on March 1, 2018 subject to automatic renewal of consecutive terms of one year unless terminated. The lease agreement called for a monthly rent of $5,000 over the term of the lease.

On October 23, 2018, the Company entered into an agreement with Boyer BDO, L.C. for the sublease of building from November 1, 2018 subject to automatic monthly extensions for use in storage, warehousing and shipping of products. The agreement was amended on December 21, 2018 to include the lease of another building for additional space from January 1, 2019 subject to automatic monthly extensions. The lease agreement called for a month-to-month payment of $9,810.

On July 10, 2019, the Company entered into an agreement with Wasatch Inovar Holdings, LLC (“Wasatch”) for a two-year lease of building space for use in office, warehousing and production. The lease commenced on August 1, 2019. On August 13, 2019, an amendment was entered into to include the lease of additional space effective from September 1, 2019 to July 31, 2021. On June 15, 2020, a second amendment was entered into to include the lease of another additional space effective from July 1, 2020 to July 31, 2021. The amended lease agreement called for monthly lease payments between $32,000 and $33,000 over the term of the lease.

On November 13, 2019, the Company entered into an agreement with JM Real Estate Investments, LLC for the lease of real properties (land, building, improvements) from September 1, 2019 to August 31, 2026 for warehouse and distribution. The agreement can be renewed for two periods of five years each. The real properties were possessed on August 1, 2019. The Company has an option to purchase the real properties in seven years upon satisfactory performance of the agreement. The lessor also granted the Company an exclusive right to move into another building owned by the lessor or its related entities at any time during the term of the lease. The lease agreement called for monthly lease payments between $62,000 and $71,000 over the term of the lease.

On July 29, 2019, the Company entered into an agreement with 3150 HPI, LLC for the lease of real properties (land, building, improvements) from December 1, 2020 to November 30, 2027 for warehouse and distribution. The agreement can be renewed for two periods of five years each. The real properties were possessed on November 1, 2020. The Company has an option to purchase the real properties in seven years upon satisfactory performance of the agreement. The lessor also granted the Company an exclusive right to move into another building owned by the lessor or its related entities at any time during the term of the lease. The lease agreement called for monthly lease payments between $61,000 and $70,000 over the term of the lease.

Rental expense was $1.6 million, $1.2 million and $729,000 in 2020, 2019 and 2018, respectively.

Future minimum lease payments under the operating leases are approximately as follows:

Years Ending December 31,	Amounts (in thousands)
2021	$1,744
2022	1,543
2023	1,574
2024	1,606
2025	1,638
Thereafter	2,141

Contingencies

From time to time, the Company may be involved in legal proceedings arising in the ordinary course of business. The Company believes that there is no pending litigation that could have, individually or in the aggregate, a material adverse effect on the financial position, results of operations or cash flows.

NOTE 17 – SUBSEQUENT EVENTS

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued or available to be issued. The Company has evaluated subsequent events through February 11, 2022, which is the date the financial statements were issued.

Forgiveness of the PPP Loan

On August 20, 2021, the SBA has authorized the full forgiveness of the PPP Loan. The forgiveness applies to the principal amount and all accrued interest.

Lease

A third amendment to the July 2019 lease agreement with Wasatch was entered into on May 4, 2021 between the Company and Bellinger Development, Ltd in consideration of the executed Purchase and Sale Agreement dated March 11, 2021 between Wasatch and Bellinger Development, Ltd or its affiliated assignee. The amendment reduced the premises covered by the lease and extended the term for an additional period of two years expiring on July 31, 2023. The lease term can be extended for an additional five years. The lease agreement called for monthly lease payment of $37,000 for the first twelve months of the extension term. This will further increase by 2.5% for the second twelve months of the extension term.

In May 2021, the Company entered into three equipment lease agreements with DLL Financial Solutions Partner with options to purchase the equipment at the end of the lease term. The agreements have terms of five years subject to automatic 120-day periods renewal unless terminated. The leases are payable monthly in advance, with imputed interest rates ranging from 2.7% to 3.5%, and are secured by the equipment being leased. The lease agreements called for total monthly lease payments of $12,000 over the term of the leases.

On June 18, 2021, the Company entered into a lease agreement with Capital Group, LLC for the lease of real properties (building, improvements) for warehousing and distribution. The Company took possession of the real properties on May 1, 2022. The agreement has a term of 10 years which commenced on June 1, 2022 and can be extended for two periods of five years each. The lease agreement called for monthly lease payments between $52,000 and $68,000 over the term of the lease. Base rent due during the first renewal term amounts to $70,000 subject to a 3% annual increase each year thereafter. Contemporaneous with the execution of the lease agreement, the Company deposited $104,000, which is comprised of the security deposit of $52,000 and the first month’s rent of $52,000.

Debt Financing

On October 15, 2021, the Company entered into a revolving credit facility with Wells Fargo Bank, National Association (“Wells Fargo”) and a term loan credit agreement with White Oak Global Advisors, LLC (“White Oak”)

The credit agreement (“ABL Revolver”) with Wells Fargo is for a total credit line of $50.0 million. The ABL Revolver collateral is a perfected first priority interest in Cash, A/R and Inventory. The outstanding amount bears interest of LIBOR + 161.5 – 211.5bps based on average availability and the unused line is subject to 25 – 37.5bps based on average revolver usage. As of December 31, 2021, the Company was in compliance with the covenants of the ABL Revolver. As of the date of issuance of these financial statements, the Company has drawn a total of $32.0 million from the credit line and remained compliant with all the debt covenants.

The term loan agreement (“Term Loan”) with White Oak consists of a $75.0 million initial term loan facility plus $20.0 million of uncommitted incremental facilities. The Term Loan collateral is a perfected first priority interest in all non-ABL Priority Collateral. The outstanding principal balance of the Term Loan bears interest from the date advanced until such loan is repaid in full at LIBOR + 750bps, subject to a LIBOR floor of 50bps.

The Term Loan matures on October 15, 2026 with amortization of 10% per annum subject to quarterly principal payments. The Company may prepay the Term Loan subject to a prepayment penalty. The Term Loan is subject to financial covenants, including a maximum total leverage ratio, minimum fixed charge coverage ratio and minimum liquid assets test. As of December 31, 2021, the Company was in compliance with the covenants of the Term Loan. As of the date of issuance of these financial statements, the Company has received $75.0 million on the Term Loan and remained compliant with all the debt covenants.

Business Combination Agreement

On December 22, 2021, Ackrell SPAC Partners I Co. (“Ackrell”), a newly-formed Delaware corporation and a wholly-owned subsidiary of Ackrell (“Newco”), Ackrell Merger Sub Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of Newco (“Merger Sub”), Roger Dahle (“Dahle”) and NAI BVI entered into a Business Combination Agreement (the “Business Combination Agreement”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (“Closing”), the Company will enter a redemption agreement with Cowell, and Dahle, pursuant to which Blackstone will redeem, prior to the Closing, certain of its membership interests held by the Company in exchange for $100.0 million which will be funded by newly-incurred indebtedness for borrowed money of the Company in the principal amount of $100.0 million.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Ackrell continuing as the legal surviving corporation in the Merger and a wholly-owned subsidiary of Newco. Immediately following the effective time of the Merger, (i) NAI BVI will contribute 45 shares of Cowell’s common stock, par value $1.00 per stock (“Cowell Common Stock”) to Newco and 33 shares of Cowell Common Stock to Ackrell, (ii) Cowell will redeem the remaining 22 shares of Cowell’s Common Stock and (iii) Dahle will contribute all of his membership interests in NAI to Newco.

Private Placement

In connection with the proposed business combination between Ackrell and Blackstone, Ackrell and Newco entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which Newco agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of Newco common stock and one-half of a warrant to acquire Newco common stock at an exercise price of $11.50 per share and Newco agreed to issue and sell and approximately $111 million principal amount of Newco convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements, absence of a material adverse effect on Ackrell, Newco or Blackstone, the operation of the Company’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the Transaction, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Merger. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors.

Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

Ackrell SPAC Partners I Co.,

North Atlantic Imports, LLC,

Blackstone Products, Inc.,

Ackrell Merger Sub, Inc.,

Roger Dahle

AND

North Atlantic Imports, Inc.

DATED AS OF DECEMBER 22, 2021

A-i

(continued)

A-ii

(continued)

A-iii

INDEX OF ANNEX AND EXHIBITS

Exhibits
A	Amended & Restated Registration Rights Agreement
B	Lock-Up Agreements
C	Subscription Agreement
D	Ackrell Stockholder Support Agreements
E	Newco 2021 Equity Incentive Plan
F	Newco Employee Stock Purchase Plan
G	Newco A&R Charter
H	Newco A&R Bylaws
I	New Operating Agreement
J	Manufacturing Supply Agreement with Fugang Technology Inc.

Annexes

A-iv

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT, dated as of December 22, 2021 (this “Agreement”), is made by and among Ackrell SPAC Partners I Co., a Delaware corporation (“Ackrell”), Blackstone Products, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Ackrell (“Newco”), Ackrell Merger Sub Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Newco (“Merger Sub”), North Atlantic Imports, LLC, a Utah limited liability company (the “Company”), Roger Dahle, an individual residing in Utah and holder of certain membership interests in the Company (“Dahle”) and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI” and together with Dahle, the “Contributors”).

RECITALS

WHEREAS, Ackrell is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Cowell International Inc., a Utah corporation (“Cowell”) is a wholly-owned subsidiary of NAI;

WHEREAS, Cowell and Dahle, collectively, own all of the membership interests of the Company;

WHEREAS, Newco is a wholly-owned direct subsidiary of Ackrell and was formed for the purpose of consummating the transactions contemplated by this Agreement;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Newco, and was formed for the sole purpose of the Merger (as defined below);

WHEREAS, immediately prior to the Closing, the Company will enter a redemption agreement with Cowell and Dahle (the “Company Redemption Agreement”), pursuant to which the Company will redeem, prior to the Closing, certain of its membership interests held by Cowell in exchange for one hundred million dollars ($100,000,000);

WHEREAS, in connection with the Company Redemption Agreement, the Company incurred certain Indebtedness for borrowed money (the “Company Redemption Debt”) having a principal amount of one hundred million dollars ($100,000,000);

WHEREAS, on the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251 of the Delaware General Corporation Law (“DGCL”), Merger Sub will merge with and into Ackrell (the “Merger”), with Ackrell surviving the Merger as a wholly-owned subsidiary of Newco (the “Surviving Corporation”);

WHEREAS, on the Closing Date, immediately after the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the provisions of the Company Operating Agreement, NAI will contribute (the “NAI Contribution”) 45 shares of Cowell Common Stock, par value $1.00 per share (“Cowell Common Stock”) to Newco in exchange for shares of Newco common stock, par value $0.0001 per share (“Newco Common Stock”);

WHEREAS, on the Closing Date, immediately after the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the provisions of the Company Operating Agreement, NAI will transfer 33 shares of Cowell Common Stock to Ackrell and Cowell will redeem 22 shares of Cowell Common Stock (the “NAI Cash Redemption and Purchase”) in exchange for the Cash Consideration;

WHEREAS, on the Closing Date, concurrently with but effective immediately after the NAI Contribution, upon the terms and subject to the conditions of this Agreement and in accordance with the Operating Agreement, Dahle will contribute (the “Dahle Contribution” and together with the NAI Contribution, the “Contributions”) all of his membership interests in the Company to Newco in exchange for shares of Newco Common Stock;

WHEREAS, the respective boards of directors of each of Ackrell, Newco and Merger Sub have each approved, declared advisable and in the best interests of their respective stockholders and resolved to recommend to their respective stockholders, the Transactions (including the Merger) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, the Company Board has approved the Cowell Contribution and the Dahle Contribution and taken all necessary action pursuant to the Company Operating Agreement to authorize the Contributions and the other transactions contemplated by this Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Ackrell, certain stockholders of Ackrell, NAI and Dahle shall enter into an Amended & Restated Registration Rights Agreement (the “Registration Rights Agreement”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit A;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Sponsor, NAI and Dahle have entered into the Lock-Up Agreement (the “Lock-Up Agreement”) to be effective upon the Closing, substantially in the form attached hereto as Exhibit B;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Ackrell and each of the parties subscribing for shares of Newco Common Stock thereunder (the “Investors”) have entered into subscription agreements (the “Subscription Agreements”), each substantially in the form attached hereto as Exhibit C, pursuant to which such parties, upon the terms and subject to the conditions set forth therein, shall purchase shares of Newco Common Stock at a price of $10.00 per share and/or new convertible notes to be issued by Newco at a purchase price equal to 100% of the principal amount thereof, in each case, in a private placement or placements (the “PIPE Investment”) to be consummated immediately prior to the Closing;

WHEREAS, pursuant to the Ackrell Certificate of Incorporation, Ackrell shall provide an opportunity to its stockholders to have their shares of Ackrell Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, the Ackrell Certificate of Incorporation, the Trust Agreement, the Prospectus and the Proxy Statement in conjunction with, inter alia, obtaining approval from the Ackrell Stockholders for the Business Combination (the “Ackrell Redemption”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company and certain stockholders of Ackrell are entering into Stockholder Support Agreements, dated as of the date hereof (the “Ackrell Stockholder Support Agreements”), substantially in the form attached hereto as Exhibit D, providing that, among other things, the Ackrell stockholders party to the Ackrell Stockholder Support Agreements will vote their shares of Ackrell Common Stock in favor of the adoption and approval of this Agreement and the Transactions;

WHEREAS, prior to the consummation of the Transactions, Newco shall adopt an omnibus incentive plan (the “Newco 2021 Equity Incentive Plan”) and an employee stock purchase plan (the “Newco Employee Stock Purchase Plan”), substantially in the forms attached hereto as Exhibit E and Exhibit F, respectively;

WHEREAS, prior to the consummation of the Transactions, Newco shall amend and restate the Newco Certificate of Incorporation (the “Newco A&R Charter”) in the form attached hereto as Exhibit G;

WHEREAS, at the Effective Time, the bylaws of Newco shall be amended and restated in the form attached hereto as Exhibit H (the “Newco A&R Bylaws”);

WHEREAS, prior to the Closing, in connection with the Transactions, Newco and Roger Dahle, the Company’s CEO, intend to enter into an employment agreement (the “Employment Agreement”), effective as of the Closing, in form and substance reasonably acceptable to the Company and Ackrell; and

WHEREAS, for United States federal and applicable state income Tax purposes, it is intended that (i) the Merger shall qualify as a reorganization within the meaning of Section 368 of the Code, and (ii) the Merger, the PIPE Investment (with respect to the acquisition of Newco Common Stock only), the NAI Contribution and the Dahle Contribution (collectively, the “Contributions”), together, shall qualify as an exchange pursuant to Section 351 of the Code (the “Intended Tax Treatment”);

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Definitions. For purposes of this Agreement:

“Ackrell Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Ackrell, filed with the Secretary of State of the State of Delaware on December 20, 2020.

“Ackrell Board” means the board of directors of Ackrell.

“Ackrell Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets or results of operations of Ackrell or (ii) prevents, materially impairs, materially delays or materially impedes the performance by Ackrell, Newco or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Ackrell Material Adverse Effect: (a) any change or proposed change in Law or GAAP or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which Ackrell operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by Ackrell as explicitly required by this Agreement or any Ancillary Agreement to which it is a party; (f) any Effect attributable to the announcement or pendency of the Merger or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representation or warranty set forth in Section 8.04 or Section 8.05, but subject to any disclosures set forth in Section 8.04 and Section 8.05 of the Ackrell Disclosure Schedule or the closing condition relating thereto); (g) any failure in and of itself of the Company to meet any projections or forecasts (provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect); or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that Ackrell is disproportionately and adversely affected thereby as compared with other participants in the industry in which Ackrell operates. Notwithstanding the foregoing, the amount of the Ackrell Redemption (or any redemption in connection with an extension, if any, of the time for Ackrell to complete a Business Combination) or the failure to obtain the Ackrell Stockholder Approval shall not be deemed to be an Ackrell Material Adverse Effect.

“Ackrell Organizational Documents” means the Ackrell Certificate of Incorporation and bylaws, in each case as amended, modified or supplemented in accordance with the terms of this Agreement.

“Ackrell Redemption Rights” means the redemption rights provided for in Article VI of the Ackrell Certificate of Incorporation.

“Ackrell Stock Consideration” shall mean the aggregate number of shares of Newco Common Stock issuable to Ackrell Stockholders at the Effective Time in accordance with Section 4.01. For the avoidance of doubt, the Ackrell Stock Consideration shall equal the number of shares of Ackrell Common Stock outstanding immediately prior to the Effective Time after giving effect to the Ackrell Redemption.

“Ackrell Stockholder” means a holder of Ackrell Common Stock.

“Ackrell Stockholders’ Meeting” means a meeting of the holders of Ackrell Common Stock to be held for the purpose of approving the Ackrell Proposals.

“Ackrell Units” means the units issued in the IPO or the overallotment consisting of one (1) share of Ackrell Common Stock and one-half (1/2) of one (1) Ackrell Warrant.

“Ackrell Warrant Agreement” means the warrant agreement, dated as of December 21, 2020 between Ackrell and Continental Stock Transfer & Trust Company.

“Action” means any litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Allocation Percentage” means the percentage set forth next to the terms “NAI”, “Dahle” and “Company RSU” in Section 1.1(a) of the Company Disclosure Schedule which percentage shall set forth the Membership Interests of the Company attributable to each of NAI and Dahle, as members of the Company, and the percentage of Membership Interests of the Company for which the Company RSU may be exercised, in each case, after giving effect to payment of the Cash Consideration and the redemption of membership interests pursuant to the Company Redemption Agreement. For the avoidance of doubt, the sum of the Allocation Percentages set forth in Section 1.1(a) of the Company Disclosure Schedule shall equal one hundred percent (100%).

“Ancillary Agreements” means the Ackrell Stockholder Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Employment Agreement, the Transferor Agreement, and all other agreements, certificates and instruments executed and delivered by Ackrell, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means, as applicable, (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company from time to time.

“Business Data” means all confidential business information and data that is accessed, collected, used, stored, shared, distributed, transferred, destroyed, or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service,” that the Company owns or uses in the conduct of the business of the Company.

“Cash Consideration” means two hundred fifty million dollars ($250,000,000) (of which one hundred fifty million dollars ($150,000,000) will be paid by Ackrell and one hundred million dollars ($100,000,000) will be paid from cash on hand at Cowell as set forth in Section 3.04).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Board” the board of managers of the Company appointed in accordance with the Company Operating Agreement.

“Company Certificate of Organization” means the Certificate of Organization of the Company, as the same may be amended from time to time.

“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.

“Company Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or that the Company otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change or effect (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) has or would reasonably be expected to have a materially adverse effect on the business, condition (financial or otherwise), assets or results of operations of the Company, taken as a whole, or (ii) prevents, materially impairs, materially delays or materially impedes the performance by the Company, NAI or Dahle of their respective obligations under this Agreement or the consummation of any of the Merger, the Contributions or any of the other Transactions on a timely basis and in any event before the Outside Date; provided, however, that with respect to clause (i) only, no Effect relating to or resulting or arising from any of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in Law or GAAP or the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics (including the COVID-19 pandemic) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions explicitly taken or not taken by the Company as required by this Agreement or any

Ancillary Agreement to which it is a party; (f) any Effect attributable to the announcement or pendency of the Merger or any of the other Transactions (provided that clause (e) and this clause (f) shall not apply to any representation or warranty set forth in Section 7.04, Section 7.05, Section 7.06, Section 7.16 or Section 7.24 but subject to any disclosures set forth in Section 7.04, Section 7.05, Section 7.06, Section 7.16 or Section 7.24 of the Company Disclosure Schedule or the closing condition relating thereto); (g) any failure in and of itself of the Company to meet any projections or forecasts (provided that the exception in this clause (g) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in or contributed to a Material Adverse Effect); or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which Ackrell has requested or to which it has consented, in each case, after the date of this Agreement, except in the cases of clauses (a) through (d), in each case, to the extent that the Company is disproportionately and adversely affected thereby as compared with other participants in the industries in which the Company operates.

“Company Operating Agreement” means the Amended and Restated Operating Agreement of the Company, dated as of July 13, 2017, as the same may be amended from time to time.

“Company Organizational Documents” means the Company Certificate of Organization and the Company Operating Agreement.

“Company Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.

“Company RSU” means the contingent right to receive an equity interest in the Company to be issued to Roger Dahle, as grantee, pursuant to a Company Award Agreement, to be entered into by the Company and Dahle prior to the Closing.

“Company Stock Consideration” means a number of shares of Newco Common Stock equal to the quotient of (i) the Company Stock Value divided by (ii) 10.

“Company Stock Value” means seven hundred twenty one million dollars ($721,000,000) less the Transaction Cash Consideration.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company or Ackrell, or any Suppliers or customers of the Company or Ackrell or its subsidiaries (as applicable) that is not already generally available to the public and subject to an obligation of confidentiality, including any Intellectual Property rights.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders (other than any Employee Benefit Plans).

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Dahle Stock Consideration” means a number of shares of Newco Common Stock, rounded to the nearest whole share, equal to the Allocation Percentage set forth next to Dahle in Section 1.1(a) of the Company Disclosure Schedule multiplied by the Company Stock Consideration.

“Disabling Devices” means Software, viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, spyware, malware, worms, other computer instructions, intentional devices, techniques, other technology, disabling codes, instructions, or other similar code or software routines or components that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, delete, maliciously encumber, hack into, incapacitate, perform unauthorized modifications, infiltrate or slow or shut down a computer system or data, software, system, network, other device, or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP, or Business Systems from misuse.

“Employee Benefit Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any nonqualified deferred compensation plan subject to Section 409A of the Code, and each other retirement, health, welfare, cafeteria, bonus, commission, stock option, stock purchase, restricted stock, other equity or equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, or similar plan, program, policy, practice, agreement, or arrangement, whether written or unwritten (excluding governmental programs and de minimis fringe benefits).

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any Person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the same meaning as set forth in the Subscription Agreement.

“Escrow Shares” has the same meaning as set forth in the Subscription Agreement.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substance(s)” means (i) any substances, wastes, gases or materials defined, listed, designated, identified or regulated as hazardous or toxic or as a pollutant or a contaminant under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos, radon, mold or urea formaldehyde insulation; and (v) any other substance, material or waste regulated by, or for which standards of care may be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to the Company, any liabilities in respect of: (a) borrowed money, whether current, short-term, secured or unsecured or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) indebtedness evidenced by bonds, notes, debentures, mortgages or similar instruments; (c) lease obligations that are required to be capitalized in accordance with GAAP; (d) deferred payments, the deferred purchase price of assets, services or securities (including all seller notes and “earn outs” but excluding ordinary trade accounts payable); (e) conditional sale or other title retention agreements; (f) reimbursement obligations, whether contingent or matured, with respect to letters of credit, including standby letters of credit, bankers’ acceptances (to the extent drawn), surety bonds (to the extent drawn), other financial guarantees and interest rate protection agreements (to the extent drawn, and without duplication of other indebtedness supported or guaranteed thereby); (g) currency or interest rate swaps, collars, caps, hedges, derivatives or similar arrangements; (h) bank overdrafts and deferred liabilities; (i) all Indebtedness of the type referred to in clauses (a) through (h) guaranteed by the Company or secured by any Lien upon any property or asset owned by the Company or guarantees in respect of the purchase or lease of real property; and (j) accrued and unpaid interest, premiums, penalties, breakage costs, redemption fees or pre-payment costs and other amounts owing in respect of the items described in the foregoing clauses (a) through (i). For the avoidance of doubt, Indebtedness shall not include Taxes.

“Intellectual Property” means (i) patents, patentable inventions, patent applications (including provisional and non-provisional applications) and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brand names, slogans, and other source identifiers together with all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how and confidential and proprietary information, (v) rights in Internet domain names and social media accounts, (vi) computer software programs, including all source code, object code, specifications, designs and documentation related thereto, (vii) domain names, Internet addresses and other computer identifiers, (viii) all other intellectual property or proprietary rights of any kind or description, and (ix) all legal rights arising from items (i) through (viii), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“knowledge” or “to the knowledge” of a Person means in the case of the Company, NAI or Dahle, the actual knowledge of the individuals listed on Section 1.01(F) of the Company Disclosure Schedule after reasonable inquiry (and for all purposes of Section 7.13 hereof, “reasonable inquiry” shall not require the Company to have conducted patent clearance or similar freedom to operate searches, or other Intellectual Property searches), and in the case of Ackrell, Newco or Merger Sub, the actual knowledge of Stephen Cannon, Long Long, William Lamkin or Daniel Sheehan after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased, subleased, licensed or occupied by the Company as tenant, subtenant, licensee or occupant, together with, to the extent leased, subleased, licensed or occupied by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.

“Lien” means any charge, lien, security interest, mortgage, deed of trust, defect of title, easement, right of way, pledge, adverse claim or other encumbrance of any kind (other than those created under applicable securities Laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub.

“NAI Stock Consideration” means a number of shares of Newco Common Stock, rounded to the nearest whole share, equal to the Allocation Percentage set forth next to NAI in Section 1.1(a) of the Company Disclosure Schedule multiplied by the Company Stock Consideration.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, (iii) the Server Side Public License, or (iv) any Reciprocal License.

“Organizational Documents” means: (i) in the case of a person that is a corporation or a company, its articles or certificate of incorporation and its bylaws, memorandum of association, articles of association, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization; (ii) in the case of a person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (iii) in the case of a person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (iv) in the case of a person that is none of a corporation, partnership (limited, limited liability, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“Permitted Liens” means (i) such non-monetary imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent, or if delinquent, being contested in good faith and for which appropriate reserves have been made in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that are not violated in any material respect by the Company’s current use of the assets that are subject thereto, (v) non-exclusive licenses (or sublicenses) of Company Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Audited Annual Financial Statements (and, when delivered, the PCAOB Audited Financials), and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means information that relates to or can be used to identify an identifiable individual, or that relates to an individual and can be linked to an individual’s device or IP address. It includes, but is not limited to, “biometric information,” “personal information,” “personal data,” “personally identifiable information” or equivalent terms as defined by applicable Privacy/Data Security Laws.

“PPP” Means the Paycheck Protection Program from the U.S. Small Business Administration.

“PPP Loan” means the loan having a principal amount of $943,003 received by the Company on April 6, 2020 under the PPP.

“Privacy/Data Security Laws” means all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information.

“Products” means any products or services under development, developed, manufactured, performed, out-licensed, sold, distributed, or other otherwise made available by or on behalf of the Company, from which the Company has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Proxy Statement” means the proxy statement filed by Ackrell as part of the Registration Statement with respect to the Ackrell Stockholders’ Meeting for the purpose of soliciting proxies from Ackrell Stockholders to approve the Ackrell Proposals (which shall also provide the Ackrell Stockholders with the opportunity to redeem their shares of Ackrell Common Stock in connection with a stockholder vote on the Business Combination).

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of licensed Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of licensed Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the licensed Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of licensed Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of licensed Software).

“Registered Intellectual Property” means all Intellectual Property that is the subject of an issued patent or registration (or a patent application or an application for registration), including domain names.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Substance, (ii) prevent the Release of any Hazardous Substance so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Sanctioned Person” means any Person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive economic Sanctions (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or otherwise controlled by any of the foregoing.

“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company from time to time.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Ackrell SPAC Sponsors I LLC.

“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.

“Sponsor Shares” means the shares of the Ackrell Common Stock held by the Sponsor as of immediately prior to the Closing.

“Sponsor Warrants” means the private placement warrants exercisable for Ackrell Common Stock held by the Sponsor as of immediately prior to the Closing.

“Stock Consideration” means the Company Stock Consideration plus the Ackrell Stock Consideration.

“stockholder” means a holder of stock or shares, as appropriate.

“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Ackrell or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Supplier” means any Person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company.

“Tax” or “Taxes” means any and all taxes (including any charges, duties, levies or other similar governmental assessments in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, withholding, occupancy, license, lease, service use, severance, capital, production, premium, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, recording, ad valorem, excise, commercial rent, escheat, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all and any interest, fines, penalties, assessments or additions to tax imposed with respect thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case filed or required to be filed with a Tax authority.

“Transaction Cash Consideration” means one hundred fifty million dollars ($150,000,000).

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, the Transferor Agreement, and all other agreements, certificates and instruments executed and delivered by Ackrell, Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transferor Agreement” means that certain Transferor Agreement, dated on or about the date hereof, by and among Newco, Dahle, NAI and Sponsor.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Virtual Data Room” means the virtual data room established by the Company or its Representatives, hosted by Vault Rooms, Inc., with access made available to Ackrell and its Representatives.

Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Term	Section
Ackrell	Preamble
Ackrell Acquisition Proposal	10.04(b)(i)
Ackrell Board Recommendation	10.02
Ackrell Certificate	4.02(a)
Ackrell Common Stock	8.03(a)
Ackrell Disclosure Schedule	Article VIII
Ackrell Preferred Stock	8.03(a)
Ackrell Proposals	10.01(b)
Ackrell Public Warrants	8.16
Ackrell Redemption	Recitals
Ackrell SEC Reports	8.07(a)
Ackrell Stockholder Approval	8.04(b)
Ackrell Stockholder Support Agreements	Recitals
Ackrell Warrants	8.03(a)
Additional Proposal	10.01(b)
Adjournment Proposal	10.01(b)
Agreement	Preamble
Antitrust Laws	10.11(a)
Assumed RSU	4.05
Audited Annual Financial Statements	7.07(a)
Blue Sky Laws	5.03(b)
Business Combination	9.04
CARES Act	6.06(n)
Certificate of Merger	2.02(a)
Change of Control	Annex
Charter Proposal	10.01(b)
Chosen Courts	13.06
Closing	2.02(b)
Closing Date	2.02(b)
Closing Filing	10.08
Closing Press Release	10.08
Company	Preamble
Company Acquisition Proposal	10.04(a)(i)
Company Affiliate Agreement	7.18
Company Disclosure Schedule	Article VII
Company Officer’s Certificate	11.02(c)
Company Permits	7.06(a)
Company Redemption Agreement	Recitals
Company Redemption Debt	Recitals
Company Software	7.13(i)
Contributor Disclosure Schedule	Article V
Contributors	Preamble
Cowell	Recitals
Cowell Annual Financial Statements	6.05(a)
Cowell Common Stock	Recitals
Cowell Disclosure Schedule	Article VI
Cowell Interim Financial Statements	6.05(b)
D&O Indemnified Parties	10.05(a)

Term	Section
Dahle	Preamble
Dahle Contribution	Recitals
Data Security Requirements	7.13(j)
Director Proposal	10.01(b)
DGCL	Recitals
Effect	1.01
Effective Time	2.02(a)
Employment Agreement	Recitals
Environmental Permits	7.15(a)
Equity Incentive Plan Proposal	10.01(b)
Equity Plan Proposals	10.01(b)
ERISA Affiliate	7.10(c)
ESPP Proposal	10.01(b)
FFCRA	6.06(n)
Further Key Customer Contract	7.24
Further Key Supplier Contract	7.24
Governmental Authority	5.03(b)
Health Plan	7.10(k)
Intended Tax Treatment	Recitals
Interim Financial Statements	7.07(b)
Interim Financial Statements Date	7.07(b)
Investment Company Act	8.13
Investors	Recitals
IPO	9.04
IRS	7.10(b)
Key Customers	7.24 of the Company Disclosure Schedule
Lease	7.12(b)
Lease Documents	7.12(b)
Lock-Up Agreement	Recitals
Material Contracts	7.16(a)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	8.03(c)
NAI	Preamble
NAI Cash Redemption and Purchase	Recitals
NAI Contribution	Recitals
Nasdaq Listing Application	10.10(b)
New Operating Agreement	3.07
Newco	Preamble
Newco A&R Bylaws	Recitals
Newco A&R Charter	Recitals
Newco Board	2.05(b)
Newco Common Stock	Recitals
Newco 2021 Equity Incentive Plan	Recitals
Newco Employee Stock Purchase Plan	Recitals
Newco Warrant	4.04
Non-Disclosure Agreement	10.03(b)
Nonparty Affiliate	13.11

Term	Section
Ordinary Commercial Agreement	6.06(b)
Outside Date	12.01(b)
Outstanding Ackrell Transaction Expenses	4.06(b)
Outstanding Company Transaction Expenses	4.06(a)
PCAOB Audited Financial Statements	10.01(a)
PCAOB Audited Financials	10.12(b)
PIPE Investment	Recitals
Plans	7.10(a)
PPACA	7.10(k)
Prospectus	9.04
Proxy Statement	1.01
Public Stockholders	9.04
Registration Rights Agreement	Recitals
Registration Statement	10.01(a)
Related Person	7.18
Released Claims	9.04
Remedies Exceptions	5.02
Representatives	10.03(a)
Sarbanes-Oxley Act	8.07(a)
SEC	8.07(a)
Signing Filing	10.08
Signing Press Release	10.08
Stockholder Support Agreements	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Recitals
Terminating Ackrell Breach	12.01(f)
Terminating Company Breach	12.01(e)
Transaction Proposal	10.01(b)
Trust Account	8.13
Trust Agreement	8.13
Trust Fund	8.13
Trustee	8.13

Section 1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto except with respect to the Company Disclosure Schedule and the Ackrell Disclosure Schedule and (ix) references to any Law shall include all rules and regulations promulgated thereunder and shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) Any reference in this Agreement to “made available” or similar term means a document or other item of information that was provided or made available to Ackrell, Newco or Merger Sub by the Company or its Representatives or uploaded to the Virtual Data Room, in each case, at least three (3) days prior to the date of this Agreement.

(e) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

ARTICLE II

AGREEMENT AND PLAN OF MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into Ackrell. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and Ackrell shall continue as the Surviving Corporation.

Section 2.02 Closing of the Transactions.

(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Transactions to be consummated, including consummation of the Merger by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of the Certificate of Merger in accordance with Section 2.02(a) and consummation for the Contributions in accordance with Article III, a closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of Ackrell and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Ackrell and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.04 Governing Documents.

(a) The certificate of incorporation of Ackrell in effect at the Effective Time shall be the certificate of incorporation of the Surviving Corporation, except such certificate of incorporation shall be amended and restated in its entirety, other than its name, to read like the certificate of incorporation of Merger Sub, until amended in accordance with the DGCL.

(b) The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter supplemented or amended as provided therein, in the Surviving Corporation’s certificate of incorporation and in accordance with the DGCL.

(c) Immediately prior to the Effective Time, the certificate of incorporation of Newco shall be, and the parties shall take or cause to be taken all action (including by filing such certificate of incorporation with the Secretary of State of Delaware) required to cause the certificate of incorporation of Newco to be, amended and restated to be in the form of the Newco A&R Charter, until thereafter amended as provided by the DGCL.

(d) At the Effective Time, the bylaws of Newco shall be amended and restated in the form of the Newco A&R Bylaws.

Section 2.05 Directors and Officers.

(a) The parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.

(b) The parties shall cause the Board of Directors of Newco (the “Newco Board”) and the officers of Newco as of immediately following the Effective Time to be comprised of the individuals set forth on Section 2.05(b) of the Company Disclosure Schedule, each to hold office in accordance with the DGCL and the Newco A&R Charter and the Newco A&R Bylaws and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.

ARTICLE III

CONTRIBUTIONS

Section 3.01 NAI Contribution. Subject to the terms and conditions of this Agreement, on the Closing Date, immediately following the Effective Time, NAI hereby agrees to contribute, convey, deliver and transfer 45 shares of Cowell Common Stock to Newco and 33 shares of Cowell Common Stock to Ackrell. Newco and Ackrell, as the case may be, hereby agree to accept, at the time of the NAI Contribution, all of NAI’s right, title and interest to such Cowell Common Stock. At the time of the NAI Contribution, all of NAI’s rights as a stockholder of Cowell shall cease.

Section 3.02 Dahle Contribution. Subject to the terms and conditions of this Agreement, on the Closing Date and immediately after the NAI Contribution, Dahle hereby agrees to contribute, convey, deliver and transfer all of his Membership Interests in the Company to Newco. Newco hereby agrees to accept, at the time of the Dahle Contribution, all of Dahle’s right, title and interest to such Membership Interests. Effective at the time of the Dahle Contribution, Dahle shall cease to be a member of the Company, and Newco shall automatically be admitted as a member of the Company with respect to such membership interests.

Section 3.03 Consideration for NAI Contribution. Subject to the terms of the Transferor Agreement, in exchange for the NAI Contribution, at the time of the NAI Contribution, Newco will issue and deliver to NAI, and instruct the transfer agent to register in the name of NAI, the NAI Stock Consideration.

Section 3.04 Consideration for NAI Cash Redemption and Purchase. In exchange for the transfer of Cowell Common Stock pursuant to the NAI Cash Redemption and Purchase, NAI shall receive payment of consideration as follows:

(a) Ackrell will pay to NAI by wire transfer of immediately available funds to an account designated by NAI, from the Cash Consideration, an amount equal to one hundred fifty million dollars ($150,000,000); and

(b) Cowell will pay to NAI by wire transfer of immediately available funds to an account designated by NAI, from the Cash Consideration, an amount equal to one hundred million dollars ($100,000,000) from funds received in connection with payments under, and in accordance with the terms of, the Redemption Agreement.

Section 3.05 Consideration for Dahle Contribution. Subject to the terms of the Transferor Agreement, in exchange for the Dahle Contribution, at the time of the Dahle Contribution, Newco will issue and deliver to Dahle, and instruct the transfer agent to register in the name of Dahle, the Dahle Stock Consideration.

Section 3.06 Compliance with the Company Organizational Documents. Dahle shall, and NAI shall cause Cowell, in their respective capacity as the managing members of the Company, to consent to the Contributions and waive all rights of first refusal and transfer restrictions under the Company Organizational Documents.

Section 3.07 Company Operating Agreement. From and after the time of the Dahle Contribution, Cowell and Newco, as the members of the Company from and after such time, hereby agree that the Company Operating Agreement shall be amended and restated in its entirety to take the form set forth on Exhibit I hereto (the “New Operating Agreement”).

ARTICLE IV

CONVERSION OF SECURITIES; EXCHANGE OF ACKRELL SECURITIES

Section 4.01 Conversion of Ackrell Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Ackrell, Merger Sub, the Company, NAI, Dahle or the Ackrell Stockholders:

(a) Subject to the terms of the Transferor Agreement (with respect to Sponsor only), each share of Ackrell Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of Newco Common Stock (the “Ackrell Per Share Consideration”).

(b) Each share of Ackrell Common Stock held in the treasury of Ackrell and each share of Ackrell Common Stock Share owned by Merger Sub, the Company or any direct or indirect wholly-owned subsidiary of Ackrell immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(c) Each share of Merger Sub Common Stock issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable ordinary share of the Surviving Company.

Section 4.02 No Required Surrender of Ackrell Stock Certificates.

(a) At and after the Effective Time, (i) each certificate which, immediately prior to the Effective Time, represented outstanding shares of Ackrell Common Stock (an “Ackrell Certificate”) shall be deemed for all purposes to evidence ownership of, and to represent, the number of shares of Newco Common Stock into which the shares of Ackrell Common Stock represented by such Ackrell Certificate immediately prior to the Effective Time have been converted pursuant to Section 4.01(a) and (ii) where no Ackrell Certificate has been issued in the name of a holder of shares of Ackrell Common Stock, a “book-entry” (i.e., a computerized or manual entry) shall be made in the stockholder records of Newco to evidence the issuance to such holder of the number of uncertificated shares of Newco Common Stock into which such shares of Ackrell Common Stock have been converted pursuant to Section 4.01(a).

(b) The registered holder of any Ackrell Certificate outstanding immediately prior to the Effective Time, as such holder appears in the books and records of Ackrell, or of the transfer agent, in respect of the shares of Ackrell Common Stock, immediately prior to the Effective Time, shall, until such Ackrell Certificate is surrendered for transfer or exchange, have and be entitled to exercise any voting and other rights with respect to, and to receive any dividends or other distributions on, the shares of Newco Common Stock into which the shares of Ackrell Common Stock represented by any such Ackrell Certificate have been converted pursuant to Section 4.01, subject to the DGCL.

(c) If any Ackrell Certificate shall have been lost, stolen or destroyed, Newco may, in its discretion and as a condition to the issuance of any shares of Newco Common Stock, require the owner of such lost, stolen or destroyed Ackrell Certificate to post a bond, in such reasonable and customary amount as Newco may direct, as indemnity against any claim that may be made against New Parent or the Surviving Corporation with respect to such Existing Parent Certificate.

(d) If any shares of Newco Common Stock are to be issued in a name other than that in which the Ackrell Certificate surrendered for exchange is registered, such exchange shall be conditioned upon (i) the Ackrell Certificate so surrendered being properly endorsed or otherwise in proper form for transfer and (ii) the person requesting such exchange either paying any transfer or other taxes required by reason of the issuance of the Newco Certificate in a name other than that of the registered holder of the Ackrell Certificate surrendered, or establishing to the satisfaction of Newco or the transfer agent in respect of the Newco Common Stock, that such tax has been paid or is not applicable; provided that Newco shall not be obligated to issue a certificate representing Newco Common Stock to represent any shares that are not then certificated.

Section 4.03 Stock Transfer Books. At the Effective Time, the stock transfer books of Ackrell shall be closed and thereafter there shall be no further registration of transfers of shares of Ackrell Common Stock theretofore outstanding on the records of Ackrell.

Section 4.04 Treatment of Ackrell Warrants. At the Effective Time, each Ackrell Warrant that is outstanding immediately prior to the Effective Time shall, pursuant to the Ackrell Warrant Agreement, cease to represent a right to acquire one (1) share of Ackrell Common Stock and shall be converted in accordance with the terms of such Ackrell Warrant Agreement, at the Effective Time, into a right to acquire one (1) share of Newco Common Stock (a “Newco Warrant” and collectively, the “Newco Warrants”) on substantially the same terms as were in effect immediately prior to the Effective Time under the terms of the Ackrell Warrant Agreement. The parties shall cause the Ackrell Warrant Agreement to be amended or exchanged as of immediately prior the Effective Time to the extent necessary to give effect to this Section 4.04, including adding Newco as a party thereto, with the effect that Ackrell Warrants outstanding immediately prior to the Effective Time will be exchanged for Newco Warrants.

Section 4.05 Treatment of Company RSU. Effective as of the Closing, the Company RSU shall be assumed by Newco (the “Assumed RSU”). Except as otherwise set forth in this Agreement, the Company RSU so assumed by Newco pursuant to this Section 4.05 shall continue to have, and be subject to, the same terms and conditions (including vesting terms) set forth in the Company RSU, as in effect immediately prior to the Closing, except that such Assumed RSU shall cover that number of whole shares of Newco Common Stock, rounded down to the nearest whole share, equal to the product of the Allocation Percentage set forth next to Company RSU in Section 1.1(a) of the Company Disclosure Schedule multiplied by the Company Stock Consideration.

Section 4.06 Payment of Expenses.

(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to Ackrell a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, following the Closing, Newco shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Company Transaction Expenses.

(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, Ackrell shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Ackrell, Newco, Merger Sub or Sponsor for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Ackrell, Newco, Merger Sub or Sponsor in connection with the Transactions or otherwise in connection with Ackrell’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Ackrell Transaction Expenses”). On the Closing Date, Ackrell shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Ackrell Transaction Expenses.

(c) Except as set forth in this Section 4.06 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transactions are consummated, except that Ackrell and the Company shall each pay fifty percent (50%) of all filing fees relating to all SEC and other regulatory filing fees (including those incurred in connection with the Registration Statement and the filing fees for the Notification and Report Forms filed under the HSR Act). Notwithstanding the foregoing, the Company shall pay, on behalf of Ackrell, the costs and expenses required to be paid by Ackrell pursuant to Section 4 of that certain letter agreement, dated on or around the date hereof, by and between Ackrell and FS Global Credit Opportunities Fund.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTORS

Except as set forth in the disclosure schedule delivered by the Contributors to Ackrell, Newco and Merger Sub in connection with this Agreement (the “Contributor Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), NAI, with respect to NAI only, and Dahle, with respect to Dahle only, severally and not jointly, hereby represent and warrant to Ackrell, Newco and Merger Sub as follows:

Section 5.01 Organization of NAI. NAI is a business company organized under the laws of the British Virgin Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 5.02 Authority Relative to this Agreement. Each of the Contributors has all necessary corporate and other power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Contributors and the consummation by the Contributors of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Contributors are necessary to authorize this Agreement or to consummate the Transactions. This Agreement (and each other Transaction Document to which the Contributors are a party and has executed) has been duly and validly executed and delivered by each of the Contributors and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, as applicable, constitutes a legal, valid and binding obligation of the Contributors, enforceable against the Contributors in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally and by general equitable principles (the “Remedies Exceptions”)

Section 5.03 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the each of the Contributors does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions referenced in Section 10.11 and set forth on Section 7.05(b) of the

Company Disclosure Schedule being made, obtained or given, the consummation of the transactions contemplated by this Agreement will not (i) conflict with or violate the Organizational Documents of NAI, (ii) conflict with or violate any Law applicable to the Contributors, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of any Contract to which any of the Contributors is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a material adverse effect on the ability of the Contributors to consummate the transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by each of the Contributors does not, and the performance of this Agreement by each of the Contributors will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body or commission, or other similar dispute-resolving panel (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or reasonably be expected to have a material adverse effect on the ability of the Contributors to consummate the transactions contemplated by this Agreement.

Section 5.04 Absence of Litigation. There is no material Action pending or, to the knowledge of the Contributors, threatened against the Contributors which are reasonably likely to impair materially the ability of any Contributor to perform its obligations under this Agreement.

Section 5.05 Brokers. Except as set forth on Section 5.05 of the Contributor Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Contributors.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF NAI WITH RESPECT TO COWELL

Except as set forth in the disclosure schedule delivered by the NAI to Ackrell, Newco and Merger Sub in connection with this Agreement (the “Cowell Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), NAI hereby represents and warrants to Ackrell, Newco and Merger Sub as follows:

Section 6.01 Organization of Cowell. Cowell is a corporation organized under the laws of the state of Utah and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 6.02 No Conflict. The execution and delivery of this Agreement by the parties hereto does not conflict with or violate the Organizational Documents of Cowell, (ii) conflict with or violate any Law applicable to Cowell, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of any Contract to which Cowell is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a material adverse effect on the property, assets or business of Cowell, taken as a whole.

Section 6.03 Capitalization of Cowell.

(a) The authorized and issued capital stock of Cowell consists of (i) 2,000 shares of Cowell Common Stock, 100 shares of which are issued and outstanding, and (ii) no shares of preferred stock. All outstanding shares of Cowell Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights, and no shares of Cowell Common Stock are held in the treasury of Cowell.

(b) All outstanding shares of Cowell Common Stock have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the Organizational Documents of Cowell.

(c) Cowell has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Cowell or obligating Cowell to issue or sell any shares of capital stock of, or other equity interests in, Cowell. Cowell is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Neither NAI nor Cowell is a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Cowell Common Stock or any of the equity interests or other securities of Cowell.

(d) NAI owns all of the equity interests of Cowell, free and clear of any Liens (other than Permitted Liens). Except as set forth on Section 6.03(d) of the Cowell Disclosure Schedule, Cowell does not hold any assets or conduct any operations other than its ownership of the Company’s Membership Interests.

Section 6.04 Absence of Litigation. There is no material Action pending or, to the knowledge of NAI, threatened against Cowell, or any property or asset of Cowell. None of Cowell or any property or asset of Cowell, or any of its current or former directors or officers (provided, that any of the following matters involving the directors or officers of Cowell must be related to Cowell’s business, equity securities or assets) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the NAI, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. In the past five (5) years, none of the current or former officers, senior management or directors of Cowell have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 6.05 Financial Statements of Cowell.

(a) The Company has made available to Ackrell in the Virtual Data Room true and complete copies of the unaudited balance sheets of Cowell as of December 31, 2019 and as of December 31, 2020, and the related statements of profit and loss of Cowell for each of the years then ended (collectively, the “Cowell Annual Financial Statements”). Each of the Cowell Annual Financial Statements fairly presents, in all material respects, the financial position and results of profit and loss of Cowell as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has made available to Ackrell in the Virtual Data Room true and complete copies of the unaudited profit and loss statement of Cowell as of September 30, 2021 (collectively, the “Cowell Interim Financial Statements”). The Cowell Interim Financial Statements fairly present, in all material respects, the financial position and results of profit and loss of Cowell as of and at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments.

Section 6.06 Taxes.

(a) Cowell: (i) has duly and timely filed all material Tax Returns it is required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all Taxes that it is required to have paid; (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. The unpaid Taxes of Cowell as of the date of the Interim Financial Statements did not exceed the reserves for the Taxes of Cowell set forth in the Interim Financial Statements.

(b) Cowell is not a party to, is not bound by and does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, and does not have any liability or obligation to any Person as a result of or pursuant to any such agreement, contract or arrangement, in each case other than an agreement, contract or arrangement the primary purpose of which is not the sharing of Taxes (an “Ordinary Commercial Agreement”).

(c) Cowell will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(d) Cowell has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any third party.

(e) Cowell has never been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) Cowell does not have any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee or successor.

(g) Cowell has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against Cowell any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.

(i) Cowell has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) There are no Tax Liens upon any assets of Cowell except for Permitted Liens.

(k) Cowell has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Cowell has not received written notice of any claim from a Tax authority in a jurisdiction in which Cowell does not file Tax Returns stating that Cowell is subject to Tax in such jurisdiction.

(m) For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a corporation.

(n) Cowell has not (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act, (ii) deferred any Taxes under Section 2302 of the CARES Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, or

Notice 2020-65, 2020-38 I.R.B. 567 or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA, or (iii) with respect to (i) or (ii), any corresponding or similar provision of state, local or non-U.S. Tax Law. “CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act of 2020, Pub. L. 116-136 (as the same may be amended or modified). “FFCRA” means the Families First Coronavirus Response Act (as the same may be amended or modified).

(o) Cowell, after consultation with its tax advisors, is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Contributions from qualifying for the Intended Tax Treatment.

Section 6.07 Operation of Business and Assets. Except as set forth on Section 6.03(d) of the Cowell Disclosure Schedule, Cowell does not hold any assets or conduct any operations other than its ownership of the Company’s Membership Interests.

Section 6.08 Brokers. Except as set forth on Section 6.08 of the Cowell Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Contributors.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Ackrell, Newco and Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to Ackrell, Newco and Merger Sub as follows:

Section 7.01 Organization and Qualification; Subsidiaries.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Utah and has the requisite limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is (i) duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, and (ii) has registered a fictitious name or “doing business as” or similar registration, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or registration necessary, except for such failures to be so qualified, licensed or registered and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

(b) The Company has no Subsidiaries (provided, that in the event of any breach of the foregoing representation and warranty, without limiting the rights and remedies available to Ackrell, any reference in this Agreement to the Company will include its Subsidiaries to the extent reasonably applicable). The Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other Person.

Section 7.02 Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to Ackrell in the Virtual Data Room a complete and correct copy of the Company Organizational Documents. The Company Organizational Documents are accurate and complete and is in full force and effect. The Company is not in violation of any of the provisions of the Company Organizational Documents.

Section 7.03 Capitalization.

(a) Section 7.03(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of (i) the membership interests of the Company (the “Membership Interests”) and (ii) the number and type of Membership Interests owned by each of member of the Company. All Membership Interests were issued in compliance with applicable Law and all requirements set forth in the Company Organizational Documents. There are no issued or outstanding equity interests in the Company other than the Membership Interests that are set forth on Section 7.03(a) of the Company Disclosure Schedule. Except as set forth in the Company Operating Agreement and the Company Redemption Agreement, none of the members of the Company own, or have any interest in or right to acquire, any equity interests of the Company. Upon and after giving effect to the Contributions, the Merger and the other transactions contemplated by this Agreement, Newco will, directly or indirectly, own 100% of the Membership Interests, free and clear of all Liens (other than Permitted Liens).

(b) There are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued membership interests of the Company or obligating the Company to issue or sell any membership interests of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for membership interests or other equity or other voting interests in, the Company. Except for the Company RSU, which shall be entered into by the Company prior to the Closing, the Company is not a party to, or otherwise bound by, and the Company has not granted any equity appreciation rights, participations, profits interests, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, or other securities or ownership interests in, the Company. Except as set forth in the Company Operating Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company is a party, or to the Company’s knowledge, among any member of the Company.

(c) Except for the Company Redemption Agreement, the Company Operating Agreement and as set forth in this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Membership Interests or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 7.04 Authority Relative to this Agreement. The Company has all necessary limited liability company power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and each other Transaction Document to which the Company is a party and has executed has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Ackrell, Merger Sub, NAI and Dahle and the other parties thereto, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Remedies Exceptions.

Section 7.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions referenced in Section 7.05(b) and set forth on Section 7.05(b) of the Company Disclosure Schedule being made, obtained or given, the consummation of the transactions contemplated by this Agreement will not (i) conflict with or violate the Company Organizational Documents, (ii) conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Contract to which the Company is a party or by which its assets are bound, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.

Section 7.06 Permits; Compliance.

(a) Each of the Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for the Company to own, lease and operate their respective properties or to carry on their respective businesses as they are now being conducted (the “Company Permits”). Each Company Permit is in full force and effect in accordance with its terms and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, none of such Company Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions. There are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Company Permit. Each of the Company is in material compliance with all Company Permits applicable to the Company.

(b) The Company is, and since December 31, 2016 has been, in compliance in all material respects with all applicable Laws. The Company has not received any written notice from any Governmental Authority of any violation of any applicable Law by the Company at any time since December 31, 2016, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company.

Section 7.07 Financial Statements; Internal Controls.

(a) The Company has made available to Ackrell in the Virtual Data Room true and complete copies of the audited balance sheets of the Company as of December 31, 2019 and as of December 31, 2020, and the related statements of operations and cash flows of the Company for each of the years then ended (collectively, the “Audited Annual Financial Statements”). Each of the Audited Annual Financial Statements (including the notes thereto) (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein. Each of the PCAOB Audited Financials (as described in Section 10.01(b)) (including the notes thereto), when delivered in accordance with this Agreement (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.

(b) The Company has made available to Ackrell in the Virtual Data Room true and complete copies of the unaudited balance sheet of the Company as of June 30, 2021 (the “Interim Financial Statements Date”), and the related unaudited statements of operations and cash flows of the Company for the three-month period then ended (collectively, the “Interim Financial Statements”), which are attached as Section 7.07(b) of the Company

Disclosure Schedule. The Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except for the omission of footnotes, certain non-GAAP measures set forth therein and subject to year-end adjustments) and fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments.

(c) Except as and to the extent set forth on the Audited Annual Financial Statements or the Interim Financial Statements, or, when delivered, the PCAOB Audited Financials, the Company does not have any liability, debt or obligation of a nature (whether accrued, absolute, contingent or otherwise), whether or not required to be reflected on a consolidated balance sheet prepared in accordance with GAAP consistently applied and in accordance with past practice, except for: (i) liabilities that were incurred in the ordinary course of business consistent with past practice since the Interim Financial Statements Date, (ii) liabilities or obligations disclosed in Section 7.07(c) of the Company Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to the Company. None of the Company is a party to, or has any commitment to become a party to, any contract or arrangement that would constitute an “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company on the Audited Annual Financial Statements or the Interim Financial Statements, or, when delivered, the PCAOB Audited Financials.

(d) Since December 31, 2018, (i) none of the Company or, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

(f) All accounts receivable of the Company reflected on the Interim Financial Statements or arising thereafter have arisen from bona fide transactions in the ordinary course of business consistent with past practices and in accordance with GAAP and are collectible, subject to bad debts reserved in the Interim Financial Statements. To the knowledge of the Company, such accounts receivables are not subject to valid defenses, setoffs or counterclaims, other than routine credits granted for errors in ordering, shipping, pricing, discounts, rebates, returns in the ordinary course of business and other similar matters. The Company’s reserve for contractual allowances and doubtful accounts is adequate in all material respects and has been calculated in a manner consistent with past practices. Since December 31, 2020 the Company has not modified or changed in any material respect its sales practices or methods, including such practices or methods in accordance with which the Company sells goods, fills orders or record sales.

(g) All accounts payable of the Company reflected on the Interim Financial Statements or arising thereafter are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due or payable. Since December 31, 2020, none of the Company has altered in any material respects its practices for the payment of such accounts payable, including the timing of such payment.

(h) The Company maintain systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that the Company maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of the Company’s management and the Company Board; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. The Company has made available to Ackrell a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of the Company to the Company’s respective independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of the Company to record, process, summarize and report financial data. The Company has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of the Company. Since December 31, 2020, there have been no material changes in the Company’s respective internal control over financial reporting.

(i) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s respective management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

(j) The Company does not have any Indebtedness other than the Indebtedness set forth on Schedule7.07(j), which schedule sets for the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule7.07(j), no Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.

Section 7.08 Absence of Certain Changes or Events.

(a) Since December 31, 2020 and prior to the date of this Agreement, except as otherwise reflected in the Annual Financial Statements or the Interim Financial Statements, or as expressly contemplated by this Agreement, (i) the Company has conducted its businesses in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, (ii) the Company has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of their respective material assets (including Company Owned IP) other than non-exclusive licenses (or sublicenses of Company Owned IP granted in the ordinary course of business), and (iii) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 9.01.

(b) Since December 31, 2020 through the date hereof, there has not been a Company Material Adverse Effect.

Section 7.09 Absence of Litigation. There is no Action pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company. None of the Company or any property or asset of the Company, or any of its current or former directors or officers (provided, that any of the following matters involving the directors or officers of the Company must be related to the Company’s business, equity securities or assets) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental

Authority. In the past five (5) years, none of the current or former officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 7.10 Employee Benefit Plans.

(a) Section 7.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company for the benefit of any current or former employee, officer, director or consultant, or under which the Company has or could incur any liability (contingent or otherwise) (collectively, the “Plans”).

(b) With respect to each Plan, the Company has made available to Ackrell in the Virtual Data Room, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust, insurance contract, or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules, (iv) copies of the most recently received IRS determination, opinion or advisory letter, (v) the three (3) most recent nondiscrimination testing reports, and (vi) any material, non-routine correspondence from any Governmental Authority with respect to any Plan since December 31, 2016. The Company does not have any commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was since December 31, 2016, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, (iv) a multiple employer welfare arrangement under ERISA, or (v) a voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414(b), (c) or (m) of the Code.

(d) The Company is not, nor will be, obligated, whether under any Plan or otherwise, to pay separation, severance, termination, retention, change in control, or similar benefits to any Person as a result of any Transaction, nor will any Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Person. The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code and no arrangement exists pursuant to which the Company will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.

(e) None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide, medical or other welfare benefits to any current or former employee, officer, director or consultant of the Company after termination of employment or service except as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder.

(f) Each Plan is and has been since December 31, 2016 in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. The Company and its ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Tax under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion or advisory letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination, opinion, or advisory letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable events (within the meaning of Section 4043 of ERISA) with respect to any Plan that could reasonably be expected to result in material liability to the Company. There have been no acts or omissions by the Company or any ERISA Affiliate that have given or could reasonably be expected to give rise to any material fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any ERISA Affiliate may be liable.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been, in all material respects, timely made to the extent due or properly accrued on the consolidated financial statements of the Company.

(j) The Company and each ERISA Affiliate has complied in all material respects with the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, with respect to each Plan that is, or was during any taxable year for which the statute of limitations on the assessment of federal income Taxes remains open, by consent or otherwise, a group health plan within the meaning of Section 5000(b)(1) of the Code.

(k) The Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been in compliance, in all material respects, with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any material liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code or any other provision of the PPACA.

(l) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan. No Company RSU or other equity-based awards have been issued or granted by the Company are subject to Section 409A of the Code. There is no Contract or plan to which the Company is a party or by which it is bound to compensate any employee, consultant, director, or other Person for penalty taxes paid pursuant to Section 409A of the Code.

Section 7.11 Labor and Employment Matters.

(a) Section 7.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual by first and last name the following: (i) title or position (including whether full or part time); (ii) hire date and service date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; (iv) commission, bonus or other incentive based compensation; (v) whether the employee is classified as exempt or non-exempt; and (vi) location. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements) in all material respects. Except as set forth in Section 7.11(a) of the Company Disclosure Schedule, (i) each Company Employee is employed “at will” and (ii) the Company has no obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement. Except as set forth in Section 7.11(a) of the Company Disclosure Schedule, each Company employee has entered into the

Company’s standard form of employee non-compete, non-solicit, confidentiality and inventions agreement with the Company, a copy of which has been made available to Ackrell in the Virtual Data Room.

(b) Section 7.11(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all individual independent contractors (including consultants) currently engaged by the Company, along with the each such contractor’s date of retention and rate of remuneration. Except as set forth on Section 7.11(b) of the Company Disclosure Schedule, all of such independent contractors are a party to a written Contract with the Company.

(c) (i) There are no Actions pending or, to the knowledge of the Company, threatened against the Company by any of their respective current or former employees, a Person alleging to be a current or former employee or any Governmental Authority, relating to any alleged violation of Law or regulation, breach of any express or implied contract of employment, wrongful termination of employment, or any other discriminatory, wrongful or tortious conduct in connection with the employment relationship; (ii) the Company is not, nor has the Company been since December 31, 2016, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to Persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.

(d) The Company is, and has been since December 31, 2016, in material compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Laws), immigration, employee classification, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, payment of wages and overtime wages, hours of work, employee scheduling, employee terminations and collective bargaining as required by the appropriate Governmental Authority and is not liable for any material arrears of wages, penalties or other sums for failure to comply with any of the foregoing nor is liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(e) Except as would not be material, (i) all individuals who perform or have performed services for the Company have been properly classified under applicable Law (A) as employees or individual independent contractors and (B) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), (ii) no such individual has been improperly included or excluded from any Plan, and (iii) the Company has no notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

Section 7.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 7.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company leases, subleases, licenses or occupies any real property (each, a “Lease”), with the name of the lessor or any other party thereto, and the date of the Lease in connection therewith and each material amendment, extension, renewal or guaranty to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Ackrell in the Virtual Data Room. Except as otherwise set forth in Section 7.12(b) of the Company Disclosure Schedule, (i) there are no leases, licenses, subleases, sublicenses, concessions or other Contracts granting to any Person other than the Company the right to use or occupy any Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company. the Company, has not subleased, sublicensed or otherwise granted to any Person any right to use, occupy or possess any portion of the Leased Real Property.

(c) Other than any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority, there are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individual or in the aggregate, be material to the Company.

(d) The Company have legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.

(e) All of the land, buildings, structures and other improvements leased, licensed or otherwise used or occupied by the Company in the conduct of the Business are included in the Leased Real Property.

Section 7.13 Intellectual Property.

(a) Section 7.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all of the following that are (as applicable) owned or purported to be owned, used or held for use by the Company: (1) Registered Intellectual Property constituting Company Owned IP (showing in each, as applicable, the filing date, date of issuance, and registration or application number, and registrar or applicable jurisdiction), (2) all material unregistered Company Owned IP and (3) all Contracts or agreements to use any material Company Licensed IP (other than Contracts for (x) commercially available, “off-the-shelf” Software and Open Source Software, and (y) commercially available Business Systems). The Company IP constitutes all Intellectual Property rights necessary for, or to the knowledge of the Company, otherwise used in, the operation of the business of the Company as currently conducted and is sufficient for the conduct of such business as currently conducted as of the date hereof. For clarity, the Company’s only representations of non-infringement are as set out in Section 7.13(d) hereof. For each patent right listed in Section 7.13(a) of the Company Disclosure Schedule, the Company, and their respective attorneys, agents and relevant employees and other representatives have met their duty of disclosure and candor and good faith as required under 37 C.F.R. § 1.56 and complied with analogous laws and regulations where applicable outside of the United States.

(b) Other than as set forth in Section 7.13(b) of the Company Disclosure Schedule, the Company owns and possesses, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses), all right, title and interest in and to the Company Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all material Company Licensed IP. All material Company Owned IP is subsisting, and to the knowledge of the Company, valid and (other than pending applications) enforceable, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filing fees related thereto, in each case due prior to the date hereof, have been duly made.

(c) The Company has taken and takes commercially reasonable actions to maintain, protect and enforce all material Company Owned IP, including the secrecy, confidentiality and value of its trade secrets and other material Confidential Information. The Company has not disclosed any trade secrets or other Confidential Information that relates to the Products or is otherwise material to the business of the Company to any other Person other than pursuant to a written confidentiality agreement under which such other Person agrees to maintain the confidentiality and protect such Confidential Information. No funding or facilities of a Governmental Authority or a university, college, other educational institution or research center was used in the development of any Company Owned IP.

(d) Other than as set forth in Section 7.13(d) of the Company Disclosure Schedule, (i) there have been no claims filed and served or material claims threatened in writing, against the Company by any Person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company Owned IP, or (B) alleging any infringement or misappropriation of, or other violation of, any Intellectual Property rights of other Persons (including any unsolicited written demands or written offers to license any Intellectual Property rights from any other Person); (ii) the operation of the business of the Company (including the Products) has not and does not infringe, misappropriate or violate, any Intellectual Property rights of other Persons; (iii) to the Company’s knowledge, no other Person has infringed, misappropriated or violated any of the Company Owned IP; and (iv) the Company has not received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) Other than as set forth in Section 7.13(e) of the Company Disclosure Schedule, all Persons who have contributed, developed or conceived any Company Owned IP have executed valid and enforceable written agreements with the Company substantially in the form made available to Merger Sub or Ackrell in the Virtual Data Room, pursuant to which each Person (i) conveys to the Company any and all right, title and interest in and to all Intellectual Property developed by such Person specifically for the Company and (ii) obligates such Person to keep any Confidential Information, including trade secrets, of the Company confidential both during and after the term of employment or engagement.

(f) Section 7.13(f) of the Company Disclosure Schedule sets forth a list of all Open Source Software that has been used in, incorporated into, integrated or bundled with any Products by the Company, and for each such item of Open Source Software, the name and version number of the applicable license.

(g) The Company does not use and has not used any Open Source Software or any modification or derivative thereof in a manner that would (i) grant or purport to grant to any other Person any rights to or immunities under any of the Company Owned IP, or (ii) subject any of the Company Owned IP to any Reciprocal License.

(h) The Company owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient in all material respects for the current needs of the business of the Company as currently conducted by the Company. The Company maintains commercially reasonable data backup, data breach, data storage, system redundancy, disaster recovery, business continuity and risk assessment plans, procedures and facilities. The Business Systems controlled by the Company (i) are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and perform the functions necessary to carry on the conduct of the business of the Company, (ii) conform in all material respects with all representations and warranties established by the Company to its customers pursuant to its contractual obligations to its customers, (iii) have been maintained by the Company in accordance with its contractual obligations to its customers and (iv) do not contain any virus, software routine or hardware component designed to permit unauthorized access to or disable or otherwise harm any computer, systems or software, or any software routine designed to disable. To the Company’s knowledge, since December 31, 2016, there has not been any material failure, breakdown, or other adverse event with respect to any of the Business Systems that are material to the conduct of the business of the Company that has not been remedied or replaced in all material respects.

(i) The Company has possession of or access to the source code for each material version of Software owned or purported to be owned by the Company (“Company Software”), as well as documentation related thereto, sufficient to enable a software developer of reasonable skill to understand, debug, repair, revise, modify, enhance, compile, support and otherwise utilize such Software. Except as set forth on Section 7.13(i) of the Company Disclosure Schedule, to the knowledge of the Company, no Person other than the Company and its contractors engaged to provide services relating to the Company Software has possession of or access to or rights in the source code of any Company Software. With respect to all material Company Software, the Company is in actual possession and control of the applicable source code, object code, code writes, notes, documentation, and know-how to the extent required for use, distribution, development, enhancement, maintenance and support of such Company Software. The Company has not disclosed source code for Company Software to a third party outside of the scope of a written agreement that reasonably protects the Company’s rights in such source code. Other than pursuant to agreements entered into in the ordinary course of business, no Person other than the Company has any rights to use any Company Software.

(j) The Company currently and since December 31, 2016 has been in material compliance with (i) all Privacy/Data Security Laws applicable to the Company, (ii) any applicable written privacy or other policies of the Company published on a Company website or otherwise made publicly available by the Company concerning the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, (iii) industry standards to which the Company is contractually bound to adhere with respect to Personal Information in the Company’s possession, custody or control, and (iv) all contractual commitments that the Company has entered into or is otherwise bound with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company has implemented commercially reasonable data security safeguards to protect the security and integrity of the Business Systems constituting Company Owned IP and any Personal Information in the Company’s possession, custody or control. The employees and contractors of the Company receive commercially reasonable training on information security issues. To the Company’s knowledge there is no Disabling Device in any of the Business Systems constituting Company Owned IP or Product components. Since December 31, 2016, the Company has not (i) to the Company’s knowledge, experienced any data security breaches, unauthorized access or use of any of the Business Systems constituting Company Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information in the Company’s possession, custody or control; or (ii) been subject to or received notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any claims or complaints regarding the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, or the violation of any applicable Data Security Requirements.

(k) The Company (i) owns the Business Data constituting Company Owned IP free and clear of any restrictions other than those imposed by Data Security Requirements, or (ii) has the right, as applicable, to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of the other Business Data, in whole or in part, in the manner in which the Company receives and uses such Business Data prior to the Closing Date subject to any restrictions under Data Security Requirements.

(l) The Company is not, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company to grant or offer to any other Person any license or right to any Company Owned IP.

Section 7.14 Taxes.

(a) The Company: (i) has duly and timely filed all material Tax Returns it is required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all Taxes that it is required to have paid; (iii) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) does not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open. The unpaid Taxes of the Company as of the date of the Interim Financial Statements did not exceed the reserves for Taxes of the Company set forth in the Interim Financial Statements.

(b) The Company is not a party to, is not bound by and does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, and does not have any liability or obligation to any Person as a result of or pursuant to any such agreement, contract or arrangement, in each case other than an Ordinary Commercial Agreement.

(c) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the

Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(d) The Company has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(e) The Company has never been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) The Company does not have any liability for the Taxes of any other Person as a transferee or successor.

(g) The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against the Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.

(i) There are no Tax Liens upon any assets of the Company except for Permitted Liens.

(j) The Company has not received written notice of any claim from a Tax authority in a jurisdiction in which the Company does not file Tax Returns stating that the Company is subject to Tax in such jurisdiction.

(k) For U.S. federal income tax purposes, the Company is, and has been since its formation, classified as a partnership.

(l) The Company has not (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act, (ii) deferred any Taxes under Section 2302 of the CARES Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, or Notice 2020-65, 2020-38 I.R.B. 567 or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA, or (iii) with respect to (i) or (ii), any corresponding or similar provision of state, local or non-U.S. Tax Law.

(m) The Company, after consultation with its tax advisors, is not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Contributions from qualifying for the Intended Tax Treatment.

Section 7.15 Environmental Matters.

(a) The Company is in material compliance with, and since December 31, 2016 has not materially violated, applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”), and, to the Company’s knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require material capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b) None of the properties currently or, to the knowledge of the Company, formerly owned, leased or operated by the Company (including soils and surface and ground waters) are or have been contaminated with, any Hazardous Substances, and the Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Substances, in each case in a manner, quantity or concentration that has given or would reasonably be expected to give rise to any material liability or obligation under applicable Environmental Laws. To the knowledge of the Company, there is not located at any of the properties of the Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls. The Company is not, in any material respect, actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances.

(c) The Company has all required Environmental Permits, the Company is and has been in compliance in all material respects with such Environmental Permits, and no Action is pending or, to the Company’s knowledge, threatened, to revoke, modify, or terminate any such Environmental Permit.

(d) The Company is not the subject of any pending or, or to the Company’s knowledge, threatened Action, nor has the Company received any written notice, alleging any material violation of or, or material liability under, Environmental Laws or its Environmental Permits or relating to Hazardous Substances.

(e) The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Substance.

(f) The Company has provided or made available to Ackrell in the Virtual Data Room all material environmental site assessments, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of the Company.

Section 7.16 Material Contracts.

(a) Section 7.16(a) of the Company Disclosure Schedule lists the following types of Contracts and agreements to which the Company is a party, excluding for this purpose, any purchase orders submitted by customers and the Plans listed on Section 7.10(a) of the Company Disclosure Schedule (such contracts and agreements as are required to be set forth in Section 7.16(a) of the Company Disclosure Schedule being the “Material Contracts”):

(i) all Contracts and agreements with consideration payable to or by the Company, exclusive of postage or interchange, of more than $250,000], in the aggregate, over any 12-month period;

(ii) all Contracts and agreements with suppliers to the Company, including those relating to the design, development, manufacture or sale of Products of the Company, for expenditures paid or payable by the Company of more than $250,000, in the aggregate, over any 12-month period;

(iii) all Contracts with any of the top five (5) customers of the Company based on revenue for the fiscal year ended December 31, 2020 or top five (5) suppliers of the Company based on amounts paid by the Company, for the fiscal year ended December 31, 2020;

(iv) all material Contracts granting rights to manufacture, produce, assemble, license, market or sell any Products of the Company;

(v) all material Contracts with any original equipment manufacturer or “Tier 1” original equipment manufacturer or supplier;

(vi) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts and agreements to which the Company is a party that are material to the business of the Company;

(vii) all management Contracts (excluding Contracts for employment) to the extent material to the business of the Company;

(viii) all Contracts with any directors, officers or employees of the Company (other than the Plans listed on Section 7.10(a) of the Company Disclosure Schedule or at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice);

(ix) all Contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or income or revenues related to any Product of the Company to which the Company is a party;

(x) all Contracts and agreements evidencing Indebtedness in an amount greater than $100,000, and any pledge agreements, security agreements or other collateral agreements in which the Company granted to any Person a security interest in or Lien on any of the property or assets of the Company, and all agreements or instruments guaranteeing the debts or other obligations of any Person;

(xi) all Contracts establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company;

(xii) any Contract with outstanding obligations for the sale or purchase of personal property (excluding Intellectual Property), fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $250,000 or, together with all related Contracts, in excess of $500,000 in the calendar year ended December 31, 2020 or any subsequent calendar year;

(xiii) all Contracts and agreements with any Governmental Authority to which the Company is a party, other than any Company Permits;

(xiv) all Contracts and agreements that limit, or purport to limit, the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, excluding Contracts as to which any such limit or limits are solely in respect of confidentiality obligations or use restrictions on confidential information exchanged thereunder;

(xv) all Contracts or arrangements that result in any Person holding a power of attorney from the Company that materially relates to the Company, or materially impacts its business;

(xvi) all Leases, and all leases or master leases of personal property, reasonably likely to result in annual payments of $250,000 or more in a 12-month period;

(xvii) all Contracts required to be listed in Section 7.13(a) of the Company Disclosure Schedule;

(xviii) all Contracts which involve the license or grant of rights to Company Owned IP by the Company that are material to the business of the Company, other than non-exclusive licenses (or sublicenses) granted in the ordinary course of business;

(xix) all Contracts or agreements under which the Company has agreed to purchase goods or services from a vendor, supplier or other Person on a preferred supplier or “most favored supplier” basis;

(xx) all Contracts or agreements for the development of Company Owned IP for the benefit of the Company that are material to the Company, other than employment and consulting agreements entered into on the form of such agreement made available in the Virtual Data Room, without material modification;

(xxi) all Contracts or agreements under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company;

(xxii) any Company Affiliate Agreement that will not be terminated at or prior to the Closing;

(xxiii) any Contract that contains an existing obligation (contingent or otherwise) to pay any amounts in respect of indemnification obligations, purchase price adjustment, earn-outs, backend payment, deferred payments or similar obligation;

(xxiv)any Contract that grants to any Person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any securities, assets or other interest of the Company;

(xxv)any principal transaction Contract entered into in connection with a completed acquisition or disposition by the Company since December 31, 2018 involving consideration in excess of $250,000 of any

Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner); and

(xxvi)any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 7.16 that resulted in revenue or required expenditures in excess of $1,000,000 in the calendar year ended December 31, 2020.

(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company taken as a whole (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in breach or violation of, or default, or would be in breach or violation of, or default, with the giving of notice or lapse of time or both, under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default, or would be in breach or violation of, or default, with the giving of notice or lapse of time or both, under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of any default under any such Material Contract. The Company has furnished or made available to Ackrell in the Virtual Data Room true and complete copies, in all respects, of all Material Contracts, including amendments thereto that are material in nature.

Section 7.17 Insurance.

(a) Section 7.17(a) of the Company Disclosure Schedule sets forth, with respect to each material insurance policy (including binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance) under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged. A true, correct and complete copy of each such insurance policy as in effect as of the date hereof has previously been made available to Ackrell in the Virtual Data Room.

(b) With respect to each such material insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), the Company has not received any written notice of cancellation or termination, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation. Except as disclosed on Section 7.17 of the Company Disclosure Schedule, no insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 7.18 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no stockholder, director, employee, officer or other affiliate of the Company or any of its Affiliates or immediate family members (each of the foregoing, a “Related Person”), to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any Person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any contract or agreement disclosed in Section 7.16(a) of the Company Disclosure Schedule; (d) beneficial ownership interest (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or (e) any contractual or other arrangement with the Company, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 7.18 (each of the foregoing, a “Company Affiliate

Agreement”). The Company has not, since December 31, 2018, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any Related Person (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

Section 7.19 Exchange Act. The Company is not currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

Section 7.20 Brokers. Except as disclosed on Section 7.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 7.21 Certain Business Practices.

(a) Since December 31, 2016, none of the Company nor any of its directors, officers, or employees nor, to the Company’s knowledge, agents, while acting on behalf of the Company has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any applicable Anti-Corruption Law.

(b) Since December 31, 2016, none of the Company, any of its directors, officers, or employees or, to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; or (ii) has transacted business with or for the benefit of any Sanctioned Person, unless authorized, or has otherwise violated applicable Sanctions, while acting on behalf of the Company. Since December 31, 2016, the Company, and its directors, officers, and employees, and, to the Company’s knowledge, agents, while acting on behalf of the Company have been in compliance in all material respects with applicable Ex-Im Laws.

(c) Since December 31, 2016, there have not been any material internal investigations, external investigations to which the Company has knowledge of, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company or any of its officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

Section 7.22 Registration Statement. The Company represents that the information supplied by the Company for inclusion in the Registration Statement or any current report of Ackrell on Form 8-K shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Ackrell, (iii) the time of the Ackrell Stockholders’ Meeting, (iv) the Effective Time and (v) in the case of any current report of Ackrell on Form 8-K, when such current report is filed, made available, mailed or distributed; provided, however, notwithstanding the foregoing provisions of this Section 7.22, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

Section 7.23 PPP Loan. The PPP Loan has been forgiven.

Section 7.24 Key Customers and Suppliers. Section 7.24 of the Company Disclosure Schedule lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2020 and (b) the period from January 1, 2021 through June 30, 2021, the Key Customers (as defined in the Company Disclosure Schedule) and the Key Suppliers (as defined in the Company Disclosure Schedule), along with the amounts of such dollar volumes. The Company has not received any written notice or, to the knowledge of the Company, oral notice from any Key Customer or Key Supplier that such Key Customer or Key Supplier, as applicable, shall not continue as a customer or supplier (directly or indirectly) of the Company or that such

Key Customer or Key Supplier intends to terminate or modify in a material and adverse manner to the Company its direct or indirect relationship with the Company in any material respect. To the extent that any Contract with a Key Customer in effect on the date hereof contemplates or requires that the Company enter into one or more further Contracts with such Key Customer (or another of its Affiliates) (a “Further Key Customer Contract”), (a) each of the Key Customer (and its applicable Affiliates), on the one hand, and the Company, on the other hand, is continuing to negotiate in good faith such Further Key Customer Contract and (b) neither the Key Customer (or any of its applicable Affiliates) nor the Company has provided written notice or, to the knowledge of the Company, oral notice that the other party is not negotiating in good faith such Further Key Customer Contract. To the extent that any Contract with a Key Supplier in effect on the date hereof contemplates or requires that the Company enter into one or more further Contracts with such Key Supplier (or another of its Affiliates) (a “Further Key Supplier Contract”), (1) each of the Key Supplier (and its applicable Affiliates), on the one hand, and the Company, on the other hand, is continuing to negotiate in good faith such Further Key Supplier Contract and (2) neither the Key Supplier (or any of its applicable Affiliates) nor the Company has provided written notice or, to the knowledge of the Company, oral notice that the other party is not negotiating in good faith such Further Key Supplier Contract. There is no pending or, to the knowledge of the Company, threatened Action by (x) the Company against any Key Customer or Key Supplier or any of its respective Affiliates or (y) a Key Customer or Key Supplier any of its respective Affiliates against the Company.

Section 7.25 Investment Company Act. The Company is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 7.26 Books and Records. All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

Section 7.27 Exclusivity of Representations and Warranties; Company’s Investigation and Reliance. Except as otherwise expressly provided in this Article VII (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its Affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Ackrell, its Affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or any other Ancillary Agreement or in the Company Officer’s Certificate, neither the Company nor any other Person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Ackrell, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation, in any other information made available to Ackrell, its Affiliates or any of their respective Representatives or any other Person or in the Registration Statement, and any such representations or warranties are expressly disclaimed. The Company and its Representatives have been provided with adequate access to the Representatives, properties, offices and other facilities, books and records of Ackrell and other information that they have requested in connection with their investigation of Ackrell and the Transactions. The Company is not relying on any statement, representation or warranty, oral or written, express or implied, made by Ackrell, Newco, Merger Sub or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the Ackrell Disclosure Schedule) or the other Transaction Documents. None of Ackrell, Newco, Merger Sub nor any of its respective shareholders, Affiliates or Representatives shall have any liability to the Company or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials provided to the Company in any form in expectation of the Transactions.

Section 7.28 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the

Registration Statement; or (c) in the mailings or other distributions to Ackrell’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Ackrell or its Affiliates.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES OF ACKRELL, MERGER SUB AND NEWCO

Except as set forth in the disclosure schedule delivered by Ackrell, Merger Sub and Newco to the Company in connection with this Agreement (the “Ackrell Disclosure Schedule”) (each section of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced) or in Ackrell SEC Reports (excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements), Ackrell, Merger Sub and Newco, jointly and severally, hereby represent and warrant to the Company, NAI and Dahle as follows:

Section 8.01 Corporate Organization.

(a) Each of Ackrell, Merger Sub and Newco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a Ackrell Material Adverse Effect.

(b) Merger Sub and Newco are the only Subsidiaries of Ackrell. Except for Merger Sub and Newco, Ackrell does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other Person.

Section 8.02 Governing Documents. Each of Ackrell, Newco and Merger Sub has heretofore furnished to the Company complete and correct copies of the Ackrell Organizational Documents and the Organizational Documents of Merger Sub and Newco. The Ackrell Organizational Documents and Organizational Documents of Merger Sub and Newco are in full force and effect. Neither Ackrell, Newco nor Merger Sub is in violation of any of the provisions of the Ackrell Organizational Documents or the Organizational Documents of Merger Sub or Newco.

Section 8.03 Capitalization.

(a) The authorized capital stock of Ackrell consists of (i) 100,000,000 shares of Ackrell Common Stock, par value $0.0001 per share (“Ackrell Common Stock” and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Ackrell Preferred Stock”). The issued and outstanding capital stock of Ackrell as of the date of this Agreement is as set forth on Section 8.03(a) of the Ackrell Disclosure Schedule. All outstanding shares of Ackrell Common Stock are validly issued, fully paid and non-assessable and not subject to any preemptive rights, and no shares of Ackrell Common Stock are held in the treasury of Ackrell. The shares of Ackrell Common Stock issuable in respect of Ackrell’s private placement warrants (as described in the Prospectus) and Ackrell Public Warrants (collectively, the “Ackrell Warrants”) are as set forth on Section 8.03(a) of the Ackrell Disclosure Schedule. As of the date of this Agreement, there are no shares of Ackrell Preferred Stock issued and outstanding. Each Ackrell Warrant is exercisable for one share of Ackrell Common Stock at an exercise price of $11.50.

(b) The authorized capital stock of Newco consists of 1,000 shares of Newco Common Stock. 1,000 shares of Newco Common Stock are issued and outstanding. All outstanding shares of Newco Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Ackrell free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Organizational Documents of Newco.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). 1,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Ackrell free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(d) All outstanding shares of Ackrell Common Stock and Ackrell Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the Ackrell Organizational Documents.

(e) Assuming the effectiveness of the filing of the Newco A&R Charter, the Stock Consideration being delivered by Newco hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the Newco Organizational Documents and any other Ancillary Agreement. The Stock Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other Person’s rights therein or with respect thereto.

(f) Except for securities issued pursuant to the Subscription Agreements, securities issued by Ackrell as permitted by this Agreement and the Sponsor Warrants, Ackrell has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Ackrell or obligating Ackrell to issue or sell any shares of capital stock of, or other equity interests in, Ackrell. All shares of Ackrell Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither Ackrell nor any subsidiary of Ackrell is a party to, or otherwise bound by, and neither Ackrell nor any Subsidiary of Ackrell has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Transaction Documents, Ackrell is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Ackrell Common Stock or any of the equity interests or other securities of Ackrell or any of its Subsidiaries. Except with respect to the Ackrell Redemption Rights and the Ackrell Warrants, there are no outstanding contractual obligations of Ackrell to repurchase, redeem or otherwise acquire any shares of Ackrell Common Stock. There are no outstanding contractual obligations of Ackrell to make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 8.04 Authority Relative to this Agreement; Vote Required.

(a) Each of Ackrell, Newco and Merger Sub have all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and, upon receipt of the Ackrell Stockholder Approval and the sole stockholder approval of each of Merger Sub and Newco and the effectiveness of the filing of the Newco A&R Charter, to perform its respective obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of Ackrell, Newco and Merger Sub and the consummation by each of Ackrell, Newco and Merger Sub of the Transactions, have been duly and validly authorized by all necessary corporate action, and, except for the Ackrell Stockholder Approval and the sole stockholder approval of Merger Sub and Newco and the effectiveness of the filing of the Newco A&R Charter, no other corporate proceedings on the part of Ackrell, Newco or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the effectiveness of the filing of the Newco A&R Charter and the appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Ackrell, Newco and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto constitutes a legal, valid and binding obligation of Ackrell, Newco or Merger Sub, enforceable against Ackrell, Newco or Merger Sub in accordance with its terms subject to the Remedies Exceptions.

(b) The affirmative vote of holders of a majority of the outstanding shares of Ackrell Common Stock (present in person or represented by proxy at the Ackrell Meeting, in each case, assuming a quorum is present) shall be required to approve each of the Ackrell Stockholder Proposals. The Ackrell Proposals are the only votes of any of Ackrell’s capital stock necessary in connection with the entry into this Agreement by Ackrell, and the consummation of the transactions contemplated hereby, including the Closing (the approval by Ackrell Stockholders of all of the foregoing, collectively, the “Ackrell Stockholder Approval”). No state takeover Law or similar restrictions are applicable to the Merger or the other Transactions.

Section 8.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Ackrell, Newco and Merger Sub do not, and (in the case of Ackrell), upon the receipt of the Ackrell Stockholder Approval and the sole stockholder approval of Merger Sub and Newco and the effectiveness of the filing of the Newco A&R Charter, the performance of this Agreement by each of Ackrell, Newco and Merger Sub will not, (i) conflict with or violate the Ackrell Organizational Documents or the Organizational Documents of Merger Sub or Newco, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 8.05(b) have been obtained and all filings and obligations described in Section 8.05(b) have been made, conflict with or violate any Law applicable to each of Ackrell, Newco or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Ackrell, Newco or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Ackrell, Newco or Merger Sub is a party or by which each of Ackrell, Newco or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Ackrell Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Ackrell, Newco and Merger Sub does not, and the performance of this Agreement by each of Ackrell, Newco and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate charter amendment and merger documents as required by the DGCL, (ii) the filing and effectiveness of appropriate merger documents as required by the DGCL, (iii) the effectiveness of the filing of the Newco A&R Charter and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Ackrell, Newco or Merger Sub from performing its material obligations under this Agreement.

Section 8.06 Compliance. Neither Ackrell, Newco nor Merger Sub is or has been since its formation in conflict with, or in default, breach or violation of, (a) any Law applicable to Ackrell, Newco or Merger Sub or by which any property or asset of Ackrell, Newco or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Ackrell, Newco or Merger Sub is a party or by which Ackrell, Newco or Merger Sub or any property or asset of Ackrell, Newco or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Ackrell Material Adverse Effect. Each of Ackrell, Newco and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Ackrell, Newco or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

Section 8.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) Except as set forth on Section 8.07(a) of the Ackrell Disclosure Schedule, Ackrell has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 1, 2020, together with any amendments, restatements or supplements thereto (collectively, the “Ackrell SEC Reports”). Ackrell has heretofore furnished to the Company true and correct copies of any material amendments and modifications that have not been filed by Ackrell with the SEC to all agreements, documents and other instruments that previously had been filed by Ackrell with the SEC and are currently in effect. As of their respective dates, the Ackrell SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Ackrell has filed with the SEC on a timely basis all documents required with respect to Ackrell by Section 16(a) of the Exchange Act.

(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Ackrell SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Ackrell as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Ackrell has no off-balance sheet arrangements that are not disclosed in the Ackrell SEC Reports. No financial statements other than those of Ackrell are required by GAAP to be included in the consolidated financial statements of Ackrell.

(c) Except as and to the extent set forth in the Ackrell SEC Reports, neither Ackrell, Newco nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for (i) liabilities that were incurred in the ordinary course of Ackrell’s, Newco’s or Merger Sub’s business, (ii) liabilities or obligations disclosed in the Ackrell Disclosure Schedule or (iii) such other liabilities and obligations which would not, individually or in the aggregate, reasonably be expected to be material to Ackrell.

(d) Ackrell is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(e) Ackrell has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Ackrell and other material information required to be disclosed by Ackrell in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Ackrell’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Ackrell’s principal executive officer and principal financial officer to material information required to be included in Ackrell’s periodic reports required under the Exchange Act.

(f) Ackrell maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Ackrell maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Ackrell has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Ackrell to Ackrell’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Ackrell to record, process, summarize and report financial data. Ackrell has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Ackrell. Since February 2, 2021, there have been no material changes in Ackrell internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Ackrell to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Ackrell and Ackrell has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Neither Ackrell (including any employee thereof) nor Ackrell’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Ackrell, (ii) any fraud, whether or not material, that involves Ackrell’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Ackrell or (iii) any claim or allegation regarding any of the foregoing.

(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Ackrell SEC Reports. To the knowledge of Ackrell, none of the Ackrell SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(j) Neither Ackrell nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(k) Notwithstanding anything to the contrary herein, the representations and warranties in this Section 8.07 will exclude, and Ackrell does not make any representations with respect to (A) Ackrell’s historical accounting of the Ackrell Warrants as equity rather than as liabilities that was or may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021, and related guidance by the SEC, (B) Ackrell’s accounting or classification of Ackrell’s outstanding redeemable shares as temporary, as opposed to permanent, equity that was or may be required as a result of related statements by the SEC staff or recommendations or requirements of Ackrell’s auditors or (C) Ackrell’s historical or future accounting relating to any other guidance from the SEC staff after the date hereof relating to non-cash accounting matters and that generally impacts special purpose acquisition companies (clauses (A) through (C), collectively, “SEC SPAC Accounting Changes”). The parties acknowledge and agree that any restatement, revision or other modification of the Ackrell SEC Reports or the financial statements therein as a result of, and only to the extent of, any SEC SPAC Accounting Changes shall be deemed not material for purposes of this Agreement.

Section 8.08 Absence of Certain Changes or Events. (a) Since the date of its formation, except as expressly contemplated by this Agreement, Ackrell has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place,” “non-essential employee” or similar direction of any Governmental Authority and (b) since December 31, 2020 through the date of this Agreement there has not been any Ackrell Material Adverse Effect.

Section 8.09 Absence of Litigation. There is no Action pending or, to the knowledge of Ackrell, threatened against Ackrell, or any property or asset of Ackrell, before any Governmental Authority. Neither Ackrell nor any material property or asset of Ackrell, nor any of its current or former directors or officers (provided, that any of the following matters involving the directors or officers of Ackrell must be related to the Ackrell’s or a Subsidiary’s business, equity securities or assets) is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Ackrell, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. In the past five (5) years, none of the current or former officers, senior management or directors of Ackrell have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 8.10 Board Approval.

(a) The Ackrell Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Ackrell and its stockholders, (ii) determined that the fair market value of the Company is equal to at least 80% of the net assets held in the Trust Account (net of amounts withdrawn to fund regulatory compliance costs and to pay Taxes and excluding the amount of any deferred underwriting discount), (iii) approved the transactions contemplated by this Agreement as a Business Combination, (iv) approved this Agreement and the Transactions and declared their advisability, and (v) resolved to recommend that the stockholders of Ackrell approve each of the matters requiring Ackrell Stockholder Approval, including each of the Ackrell Proposals, and directed that this Agreement and the Merger as well as the other Ackrell Proposals, be submitted for consideration by the stockholders of Ackrell at the Ackrell Stockholders’ Meeting.

(b) The board of directors of Merger Sub has approved and declared advisable, this Agreement and the Transactions, and Ackrell, in its capacity as the sole stockholder of Merger Sub shall approve and adopt this Agreement by written consent following its execution.

Section 8.11 No Prior Operations of Merger Sub or Newco. Each of Merger Sub and Newco was formed solely for the purpose of effecting the Merger and the Transactions and have not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement or the Transaction Documents.

Section 8.12 Brokers. Except as set forth on Section 8.12 of the Ackrell Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Ackrell, Newco or Merger Sub.

Section 8.13 Ackrell Trust Fund. As of the date of this Agreement, Ackrell has no less than one hundred thirty-eight million ($138,000,000) in the trust fund established by Ackrell for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting the conditions of paragraphs (d)(1), (d)(2), (d)(3) and (d)(4) of Rule 2a-7 promulgated under the Investment Company Act and held in trust by Continental Stock Transfer & Trust Company, a New York Corporation (the “Trustee”) pursuant to the Investment Management Trust Agreement, made effective as of January 21, 2021, between Ackrell and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is a valid and binding obligation of Ackrell and is in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Ackrell has complied in all material respects with the terms of the Trust Agreement and is not in material breach thereof or material default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a material breach or material default by Ackrell or the Trustee. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Ackrell and the Trustee that would cause the description of the Trust Agreement in the Ackrell SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Ackrell, that would entitle any Person (other than stockholders of Ackrell who shall have elected to redeem their shares of Ackrell Common Stock pursuant to the Ackrell Redemption) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except as set forth in the Ackrell Organizational Documents and the Prospectus. As of the date hereof, there are no Actions pending or, to the knowledge of Ackrell, threatened in writing with respect to the Trust Account. Upon consummation of the Merger and notice thereof to the Trustee pursuant to the Trust Agreement, Ackrell shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Ackrell as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Ackrell due and owing or incurred at or prior to the Effective Time shall be paid as and when due, including all amounts payable (a) to stockholders of Ackrell who shall have exercised their Ackrell Redemption Rights and (b) to the Trustee for fees and costs incurred in accordance with the Trust Agreement.

Section 8.14 Employees. Other than any officers as described in the Ackrell SEC Reports and consultants and advisors in the ordinary course of business or in connection with Ackrell’s or Sponsor’s identification, evaluation, negotiation or consummation of a Business Combination, Ackrell, Newco and Merger Sub have never employed any employees or retained any contractors. Other than reimbursement of any out-of-pocket expenses incurred by Ackrell’s officers and directors in connection with activities on Ackrell’s behalf in an aggregate amount not in excess of the amount of cash held by Ackrell outside of the Trust Account, Ackrell has no unsatisfied material liability with respect to any officer or director. Ackrell, Newco and Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Employee Benefit Plan.

Section 8.15 Taxes.

(a) Ackrell, Newco and Merger Sub (i) have duly and timely filed all material Tax Returns they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are required to have paid; (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes or Tax matters pending or asserted, proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open; and (v) have provided adequate reserves in accordance with GAAP in the most recent consolidated financial statements of Ackrell, for any Taxes of Ackrell as of the date of such financial statements that have not been paid.

(b) Neither Ackrell, Newco nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement or has a liability or obligation to any Person as a result of or pursuant to any such agreement, contract or arrangement, each case other than an Ordinary Commercial Agreement.

(c) Neither Ackrell, Newco nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting made prior to the Closing under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) entered into or created prior to the Closing; or (v) prepaid amount received prior to the Closing outside the ordinary course of business.

(d) Each of Ackrell, Newco and Merger Sub has withheld and paid to the appropriate Tax authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(e) Neither Ackrell, Newco nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f) Neither Ackrell, Merger Sub nor Newco has any liability for the Taxes of any Person (other than Ackrell, Newco and Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), or as a transferee or successor.

(g) Neither Ackrell, Newco nor Merger Sub has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(h) Neither Ackrell, Newco nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(i) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing against Ackrell, Newco or Merger Sub any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith that has not been paid or otherwise resolved in full.

(j) There are no Tax Liens upon any assets of Ackrell, Newco or Merger Sub except for Permitted Liens.

(k) Neither Ackrell, Newco nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) Neither Ackrell, Newco nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which Ackrell, Newco or Merger Sub does not file Tax Returns stating that Ackrell, Newco or Merger Sub is subject to Tax in such jurisdiction.

(m) For U.S. federal income tax purposes, each of Ackrell, Newco and Merger Sub is, and has been since its formation, classified as a corporation.

(n) Neither Ackrell, Newco nor Merger Sub has (i) applied for or received any loan under the Paycheck Protection Program under the CARES Act, (ii) deferred any Taxes under Section 2302 of the CARES Act, the Presidential Memorandum on “Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster” dated August 8, 2020, or Notice 2020-65, 2020-38 I.R.B. 567 or claimed any Tax credit under Section 2301 of the CARES Act or Sections 7001-7003 of the FFCRA, or (iii) with respect to (i) or (ii), any corresponding or similar provision of state, local or non-U.S. Tax Law.

(o) Ackrell, Newco and Merger Sub, after consultation with their tax advisors, are not aware of the existence of any fact, or any action it has taken (or failed to take) or agreed to take, that would reasonably be expected to prevent or impede the Contributions from qualifying for the Intended Tax Treatment.

Section 8.16 Registration and Listing. The issued and outstanding Ackrell Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ACKIU.” The issued and outstanding shares of Ackrell Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ACKIT.” The issued and outstanding Ackrell Warrants that were included as part of the Ackrell Units (the “Ackrell Public Warrants”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “ACKIW” As of the date of this Agreement, there is no Action pending or, to the knowledge of Ackrell, threatened in writing against Ackrell by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Ackrell Units, the shares of Ackrell Common Stock, or Ackrell Warrants or terminate the listing of Ackrell on the Nasdaq Capital Market. None of Ackrell or any of its Affiliates has taken any action in an attempt to terminate the registration of the Ackrell Units, the shares of Ackrell Common Stock, or the Ackrell Warrants under the Exchange Act.

Section 8.17 Registration Statement. Ackrell represents that the information supplied by Ackrell for inclusion in the Registration Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Ackrell, (iii) the time of the Ackrell Stockholders’ Meeting, and (iv) the Effective Time; provided, however, that Ackrell makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Ackrell by or on behalf of the Company specifically for inclusion in the Registration Statement.

Section 8.18 Subscription Agreements; Forward Purchase Agreements.

(a) Ackrell has delivered to the Company a true, correct and complete copy of each Subscription Agreement to be executed contemporaneously with this Agreement, pursuant to which certain Investors have committed, subject to the terms and conditions therein, to purchase 3,066,700 Units (as defined in the Subscription Agreements) consisting one share of Newco Common Stock and one-half of a Warrant to purchase Newco Common Stock at an exercise price of $11.50 per share and $111,333,000 principal amount of Convertible Notes (as defined in the Subscription Agreement); provided that Ackrell may enter into additional Subscription Agreements between the date of this Agreement and Closing Date on identical terms to the existing Subscription Agreements with the prior written consent of the Company. To the knowledge of Ackrell, immediately following its execution and delivery by the parties thereto, each Subscription Agreement will be in full force and effect and a legal, valid and binding upon Ackrell and the applicable Investor, enforceable in accordance with its terms, subject to the Remedies Exceptions. As of the date hereof, there are no side letters or Contracts to which Ackrell, Newco or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by each Subscription Agreement or the transactions contemplated hereby other than as expressly set forth in this Agreement, each Subscription Agreement or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Ackrell has fully paid any and all commitment fees or other fees required in connection with each Subscription Agreement that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to each Subscription Agreement. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in each Subscription Agreement, other than as expressly set forth in each Subscription Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Ackrell or, to the knowledge of Ackrell as of the date hereof, any Investor, (ii) constitute a failure to satisfy a condition on the part of Ackrell or, to the knowledge of Ackrell as of the date hereof, the applicable Investor or (iii) to the knowledge of Ackrell as of the date hereof, result in any portion of the amounts to be paid by each Investor in accordance with each Subscription Agreement being unavailable on the Closing Date.

(b) Notwithstanding anything contained herein to the contrary, Ackrell may, or may cause Newco to, enter into one or more forward purchase agreements for the purchase of Ackrell Common Stock or Newco Common Stock, as the case may be, with the prior written consent of the Company and having such terms and provisions as are satisfactory to the Company.

Section 8.19 Affiliate Agreements. Except for, (x) in the case of any employee, officer or director, any employment Contract or (y) Contract with respect to the issuance of equity in Ackrell, to the knowledge of Ackrell, none of Ackrell or any of its Subsidiaries is a party to any material transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of any of Ackrell or its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Ackrell or its Subsidiaries as of the date hereof or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing that is required to be disclosed pursuant to Item 404 of Regulation S-K that has not been disclosed.

Section 8.20 Ackrell’s and Merger Sub’s Investigation and Reliance. Each of Ackrell, Newco and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company, Cowell and the Transactions, which investigation, review and analysis were conducted by Ackrell, Newco and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. Ackrell and its Representatives have been provided with reasonable access to the Representatives, properties, offices and other facilities, books and records of the Company, Cowell and other information that they have requested in connection with their investigation of the Company, Cowell and the Transactions. Neither Ackrell, Newco nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company, NAI or Dahle or any of their respective Representatives, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule, the Cowell Disclosure Schedule or the Contributor Disclosure Schedule) or the other Transaction Documents. Neither the Company, NAI, Dahle nor any of their respective shareholders, Affiliates or Representatives shall have any liability to Ackrell, Newco or Merger Sub or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to Ackrell, Newco and Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions except as set forth in this Agreement and the other Transaction Documents. Neither the Company, NAI, Dahle nor any of their stockholders (if applicable), Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and the other Transaction Documents. Ackrell, Newco and Merger Sub each acknowledge and agreement to the representations and warranties set forth in Section 7.27 hereof.

ARTICLE IX

CONDUCT OF BUSINESS PENDING THE MERGER AND THE CONTRIBUTIONS

Section 9.01 Conduct of Business by the Company Pending the Transactions.

(a) The Company agrees that, between the date of this Agreement and the Closing or the earlier termination of this Agreement in accordance with the terms hereof, except as (1) expressly required by any other provision of this Agreement or any other Ancillary Agreement, (2) expressly set forth in Section 9.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, unless Ackrell shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) the Company shall conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii) the Company shall use its reasonable best efforts to (A) preserve substantially intact the business organization of the Company, to keep available the services of the current officers, key employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations and (B) maintain all insurance policies of the Company or substitutes therefor.

(b) By way of amplification and not limitation, except as (1) expressly required by any other provision of this Agreement or any Ancillary Agreement, including entry into the Company Redemption Agreement and the issuance of the Company RSU, (2) as expressly set forth in Section 9.01 of the Company Disclosure Schedule, and (3) as required by applicable Law, the Company shall not between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Ackrell (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) amend or otherwise change its certificate of incorporation, bylaws or other organizational documents;

(ii) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, (A) any membership interests (or comparable equity interest) of the Company, or any options, warrants, restricted share units, convertible securities or other rights of any kind to acquire any membership interests (or comparable equity interest) or that derive their value therefrom, or any other ownership interest (including any phantom interest), of the Company, or engage in any hedging transaction with a third person with respect to any such securities; or (B) any material assets of the Company, other than in the ordinary course of business consistent with past practice;

(iii) acquire any equity interest or other interest in any other Person, enter into a joint venture or business association with any other Person or establish any Subsidiary;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, equity interests, property or otherwise, with respect to any of its membership interests (or comparable equity interest); provided, however, that the Company may distribute to its members any retained earnings as of December 31, 2020 that have not been previously distributed as of the date of this Agreement;

(v) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets (other than in the ordinary course of business) or equity of, any corporation, partnership, other business organization or any division thereof; or (B) incur any Indebtedness for borrowed money or otherwise or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or intentionally grant any security interest in any of its assets in an amount not to exceed five million dollars ($5,000,000) in the aggregate except, with respect to this clause (B), the incurrence of Indebtedness for borrowed money pursuant to the instruments listed on Section 9.01(b)(v) of the Company Disclosure Schedule,

(vi) (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current director, officer, employee or consultant of the Company other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), (B) enter into any new, or materially amend any existing, employment, retention, bonus, change in control, or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) establish or become obligated under any collective bargaining agreement or other contract or agreement with a labor union, trade union, works council, or other representative of employees, or (E) hire any new employee whose individual annual base compensation shall exceed $250,000, except that the Company may (1) provide increases in salary, wages, bonuses or benefits to employees as required or permitted under any Plan or other employment or consulting agreement in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business, (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans existing on the date of this Agreement or(4) enter into the retention agreements with executive officers, key employees or directors in the amounts set forth on Section 9.01(b)(vi) of the Company Disclosure Schedule;

(vii) other than as required by Law or pursuant to the terms of a plan or an agreement entered into prior to the date of this Agreement and reflected and quantified on Section 7.10(a) of the Company Disclosure Schedule, grant any severance or termination pay to, any employee or director or officer of the Company other than in the ordinary course of business, consistent with past practice;

(viii) adopt, amend or terminate any Plan or any Employee Benefit Plan that would be a Plan if in effect as of the date hereof except as may be required by applicable Law, as is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(ix) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(x) materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s respective material rights thereunder, in each case in a manner that is adverse to the Company;

(xi) intentionally permit any material item of Company IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company IP, or transfer or license to any Person any Company IP (excluding non-exclusive licenses of Company IP in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any trade secrets;

(xii) waive, release, assign, settle or compromise any Action (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only confidentiality obligations and the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $250,000 individually or $500,000 in the aggregate;

(xiii) enter into, amend, modify or terminate or waive, assign or transfer any rights under any Lease;

(xiv) acquire or dispose of any interest in real property or fail to exercise any rights of renewal under any Lease that by its terms would otherwise expire;

(xv) enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement;

(xvi) enter into, renew, amend or terminate any Company Affiliate Agreement or any transaction with any Related Person, other than the Employment Agreement;

(xvii) fail to maintain its existence or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(xviii) other than Contracts with suppliers and customers entered into in the ordinary course of business, enter into any Contract that would qualify as a Material Contract if entered into as of the date hereof;

(xix) make any capital expenditures (or commitment to make any capital expenditures) that exceed $1,500,000 in the aggregate, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, which has been made available to Ackrell;

(xx) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(xxi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xxii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xxiii) close or materially reduce its business activities, or effect any mass layoff or other mass personnel reduction, at any of its facilities;

(xxiv) sell, lease, exclusively license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than in the ordinary course of business consistent with past practice;

(xxv) enter into any agreement, or legally binding understanding or arrangement, with respect to the voting of equity securities of the Company;

(xxvi) take any action that would reasonably be expected to significantly delay or significantly impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxvii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice; or

(xxviii) enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from Ackrell to do any of the foregoing if obtaining such consent would reasonably be expected to violate applicable Law, and nothing contained in this Section 9.01 shall give to Ackrell, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. Prior to the Closing Date, each of Ackrell and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 9.02 Conduct of Business by Cowell Pending the NAI Contribution. Except as expressly contemplated by any other provision of this Agreement, the Company Redemption Agreement or any Ancillary Agreement, and except as set forth on Section 9.02 of the Cowell Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), NAI agrees to cause Cowell from the date of this Agreement until the earlier of the termination of this Agreement and the Closing, unless Ackrell shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Cowell shall be conducted in the ordinary course of business and in a manner consistent with past practice.

Section 9.03 Conduct of Business by Ackrell, Newco and Merger Sub Pending the Merger. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment), and except as set forth on Section 9.03 of Ackrell’s Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Ackrell agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Ackrell, Newco and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment), or in connection with the terms and conditions of, any Subscription Agreement, as set forth on Section 9.03 of the Ackrell Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither Ackrell, Newco nor Merger Sub shall, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) other than to effectuate the Newco A&R Charter and the Newco A&R Bylaws or to extend the time to complete a Business Combination, amend or otherwise change the Ackrell Organizational Documents or Organizational Documents of Merger Sub or Newco or form any subsidiary of Ackrell other than Merger Sub and Newco;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Ackrell Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Ackrell Common Stock or Ackrell Warrants except for redemptions from the Trust Fund that are required pursuant to the Ackrell Organizational Documents;

(d) issue, sell, transfer, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Ackrell, Newco or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock or that derive their value therefrom, or any other ownership interest (including any phantom interest), of Ackrell, Newco or Merger Sub, except (i) to permitted transferees under that certain letter agreement among Ackrell and certain other Persons entered into in connection with the IPO, (ii) in connection with the Transactions (including the transactions contemplated by the Subscription Agreements);

(e) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof, purchase a material portion of the assets or equity of, any corporation, partnership, other business organization or any division thereof, or enter into any strategic joint ventures, partnerships or alliances with any other Person;

(f) incur any Indebtedness or assume, guarantee, endorse or otherwise become responsible for any such indebtedness of another Person or Persons, make any loans or advances, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Ackrell, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, in excess of $100,000 individually or $250,000 in the aggregate, except in the ordinary course of business, and provided, that this Section shall not prevent Ackrell from borrowing funds necessary to finance its ordinary course administrative costs and expenses and expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE investment and any costs and expenses necessary for an extension of the deadline by which Ackrell must complete its Business Combination), up to aggregate additional Indebtedness in an amount not to exceed $5,000,000;

(g) make any material tax election, amend a material Tax Return, settle or compromise any material United States federal, state, local or non-United States income Tax liability, change any method of accounting for Tax purposes or surrender any right to a refund of material Taxes;

(h) make any change in financial accounting methods, principles or practices of Ackrell, except insofar as may have been required by a change in GAAP or applicable Law;

(i) acquire any equity interest or other interest in any other entity or enter into a joint venture or business association with any other Person;

(j) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that result solely in customary confidentiality obligations and monetary obligations of Ackrell and its Subsidiaries not in excess of $250,000 individually or $500,000 in the aggregate;

(k) hire any employees or adopt, become obligated to contribute to, enter into or incur incremental liability (contingent or otherwise) under any Employee Benefit Plan of Ackrell;

(l) enter into, renew or amend in any material respect, any Contract with any Affiliate of Ackrell;

(m) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Ackrell, Newco or Merger Sub;

(n) amend the Trust Agreement in any manner adverse to Ackrell;

(o) take any action that would reasonably be expected to significantly delay or significantly impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(p) other than as set forth in the Ackrell Certificate of Incorporation, enter into any formal or informal agreement or otherwise make a commitment to do any of the foregoing.

Nothing in this Section 9.03 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Ackrell prior to the Closing Date. Prior to the Closing Date, each of Ackrell and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

Section 9.04 Waiver of Claims Against Trust. Reference is made to the final prospectus of Ackrell, dated as of December 21, 2020 and filed with the SEC (Registration Nos. 333-251060 and 333-251537) on December 22, 2020 (the “Prospectus”). The Company, NAI and Dahle hereby represent and warrant that they have read the Prospectus and understands that Ackrell has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Ackrell’s public stockholders (including overallotment shares acquired by Ackrell’s underwriters the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Ackrell may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Ackrell Common Stock pursuant to the Ackrell Redemption in connection with the consummation of Ackrell’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (b) to the Public Stockholders if Ackrell fails to consummate a Business Combination within twelve (12) months after the closing of the IPO, subject to extension by amendment to Ackrell’s Organizational Documents or as otherwise set forth in the Ackrell Certificate of Incorporation, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any Taxes and up to $100,000 in dissolution expenses, or (d) to Ackrell after or concurrently with the consummation of a Business Combination. For and in consideration of Ackrell entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, NAI and Dahle hereby agree on behalf of itself and its controlled Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, NAI, Dahle nor any of its respective controlled Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transaction Documents or any proposed or actual business relationship between Ackrell or its Representatives, on the one hand, and the Company, NAI, Dahle or their Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). Each of the Company, NAI and Dahle, on behalf of itself and its controlled Affiliates hereby irrevocably waives any Released Claims that any of the Company, NAI or Dahle or any of their respective controlled Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with Ackrell or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Ackrell or its Affiliates). Each of the Company, NAI and Dahle agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Ackrell and its Affiliates to induce Ackrell to enter in this Agreement, and each of the Company, NAI and Dahle further intends and understands such waiver to be valid, binding and enforceable against the Company, NAI, Dahle and each of their controlled Affiliates under applicable Law. To the extent the Company, NAI, Dahle or any of their controlled Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Ackrell or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Ackrell or its Representatives, each of the Company, NAI and Dahle hereby acknowledges and agrees that the Company’s, NAI’s, Dahle’s and their controlled Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company, NAI, Dahle or their controlled Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company, NAI, Dahle or any of their controlled Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Ackrell or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders of Ackrell, whether in the form of money damages or injunctive relief, Ackrell and its Representatives, as applicable, shall be entitled to recover from the Company, NAI, Dahle and their controlled Affiliates, as applicable, the associated legal fees and costs in connection with any such action, in the event Ackrell or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement. Notwithstanding anything to the contrary in this Section 9.04, any action by any non-controlled Affiliate of the Company, NAI or Dahle that, if taken by the Company, NAI, Dahle or one of their controlled Affiliates, would be a breach of this Section 9.04 shall constitute a breach of this Section 9.04 by the Company, NAI or Dahle, as applicable, and for which the Company shall be liable.

Section 9.05 PPP Loan. The Company shall use reasonable best efforts to do one of the following: (a) obtain a consent under the PPP Loan prior to Closing so there is no default or event of default arising under the PPP Loan from the Merger or the other Transactions, (b) submit the applicable forgiveness application for the PPP Loan in accordance with applicable requirements of applicable Law prior to Closing and obtain forgiveness of outstanding amounts under the PPP Loan or (c) submit the applicable forgiveness application for the PPP Loan in accordance with applicable requirements of applicable Law prior to Closing and substantially concurrently deposit funds into an escrow account with the lender equal to the outstanding amounts under the PPP Loan until a determination as to whether such amounts will be forgiven is made.

ARTICLE X

ADDITIONAL AGREEMENTS

Section 10.01 Registration Statement; Proxy Statement; Consent Solicitation Statement.

(a) After the execution of this Agreement, Ackrell and Newco (with the assistance and cooperation of the Company as reasonably requested by Ackrell) shall use commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) within ten (10) Business Days after Ackrell’s receipt of the PCAOB Audited Financials from the Company, and if not within such ten (10)-Business Day period, as promptly as practicable thereafter, in connection with the registration under the Securities Act of the Newco Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement; provided, that if the Unaudited Interim Financial Statements are required pursuant to Form S-4 and Regulation S-X to be included in the Registration Statement, references in this sentence to “PCAOB Audited Financial Statements” shall be replaced with “PCAOB Audited Financial Statements and the Unaudited Interim Financial Statements”. The Registration Statement shall include for registration all shares of Newco Common Stock issued under this Agreement, including shares issued in connection with the Merger, the Contributions.

(b) Ackrell agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the approval of the Business Combination (as defined in the Ackrell Certificate of Incorporation) and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) the adoption and approval of the Newco A&R Charter (the “Charter Proposal”), (iii) the approval and adoption of the Newco 2021 Equity Incentive Plan (the “Equity Incentive Plan Proposal”), (v) the approval and adoption of the Newco Employee Stock Purchase Plan (the “ESPP Proposal,” and together with the Equity Incentive Plan Proposal, the “Equity Plan Proposals”), (vi) the election of directors of Newco effective as of the Closing as contemplated by Section 2.05(b) (the “Director Proposal”), (vi) adjournment of the Ackrell Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (vii) the approval of any other proposals reasonably agreed by Ackrell and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the Charter Proposal, the Equity Plan Proposals, the Director Proposal and the Adjournment Proposal, the “Ackrell Proposals”). The Proxy Statement shall also include the Ackrell Redemption and the opportunity for the public holders of Ackrell’s Common Stock to redeem such shares in accordance with the Ackrell Redemption. The Equity Incentive Plan Proposal shall provide that an aggregate number of shares of Newco Common Stock equal to the percentage set forth on Section 10.01(b) of the Company Disclosure Schedule of the outstanding shares of Newco

Common Stock as of Closing shall be reserved for issuance pursuant to the Newco 2021 Equity Incentive Plan, subject to annual increases as provided therein, and the ESPP Proposal shall provide that an aggregate number of shares of Newco Common Stock equal to the percentage set forth on Section 10.01(b) of the Company Disclosure Schedule of the outstanding shares of Newco Common Stock as of Closing shall be reserved for issuance pursuant to the Newco Employee Stock Purchase Plan, subject to annual increases as provided therein. Without the prior written consent of the Company, the Ackrell Proposals shall be the only matters (other than procedural matters) which Ackrell shall propose to be acted on by Ackrell’s stockholders at the Ackrell Stockholders’ Meeting.

(c) Ackrell, Newco and the Company each shall use their commercially reasonable efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, (iii) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, Ackrell shall cause the Proxy Statement to be mailed to Ackrell Stockholders. Each of Ackrell, Newco, NAI and Dahle and the Company shall promptly furnish all information concerning it as may reasonably be requested by any other party in connection with such actions and the preparation of the Registration Statement, Proxy Statement.

(d) Ackrell, Newco and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Newco Common Stock to be issued or issuable to the stockholders of Ackrell, NAI or Dahle in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of Ackrell, Newco and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(e) If, at any time prior to the Effective Time, any event or circumstance relating to Ackrell, Newco, or Merger Sub, or their respective officers or directors, should be discovered by Ackrell which should be set forth in an amendment or a supplement to the Registration Statement, Ackrell shall promptly inform the Company and as promptly as practicable file with the SEC such amendment or supplement and, to the extent required by applicable Law, mail it to the Ackrell stockholders. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, NAI or Dahle, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement, the Company shall promptly inform Ackrell, Newco and Merger Sub. Each of Ackrell, Newco and the Company shall use its commercially reasonable efforts to cause all documents that Ackrell and the Company are responsible for filing with the SEC in connection with the Merger, the Contributions or the other transactions contemplated by this Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Any filing of, or amendment or supplement to the Proxy Statement or the Registration Statement, will be provided by Ackrell, Newco or the Company, as the case may be, to the respective other party for review, and each of Ackrell and the Company shall give due consideration to any comments of such other party.

Section 10.02 Ackrell Stockholders’ Meeting. Ackrell shall call and hold the Ackrell Stockholders’ Meeting as promptly as practicable after the Registration Statement becomes effective (but in any event shall hold the Ackrell Stockholders’ Meeting no later than the later of thirty-five (35) days after the date on which the Proxy Statement is mailed to stockholders of Ackrell and such other date as agreed by Ackrell and the Company) for the purpose of voting solely upon the Ackrell Proposals and for the purpose of effecting the Ackrell Redemption; provided that Ackrell may postpone or adjourn the Ackrell Stockholders’ Meeting on one or more occasions for up to (but no more than) 30 days in the aggregate upon the good faith determination by the Ackrell Board that such postponement or adjournment is necessary to (i) solicit additional proxies to obtain approval of the Ackrell Proposals, (ii) obtain a quorum if one is not present at any then-scheduled Ackrell Stockholders’ Meeting or (iii) ensure that any supplement or amendment to the Proxy Statement that is required by applicable Law is provided to the Ackrell Stockholders with adequate time for review prior to the Ackrell Stockholders’ Meeting. Ackrell (x) shall use its commercially reasonable efforts to obtain the approval of the Ackrell Proposals at the Ackrell Stockholders’ Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the Ackrell Proposals, and (y) shall use its commercially reasonable efforts to take all other action necessary or advisable to secure the required vote or consent of its stockholders. The Ackrell Board shall recommend to its stockholders that they approve the Ackrell Proposals (the “Ackrell Board Recommendation”) and shall include the Ackrell Board Recommendation in the Proxy Statement, in each case, subject to the provisions of this Section 10.02. Except as required by applicable Law, neither the Ackrell Board nor any committee thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Company the Ackrell Board Recommendation.

Section 10.03 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Effective Time, the Company and Ackrell shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request, including in connection with any Tax disclosure in any statement, filing, notice or application relating to the Intended Tax Treatment. Notwithstanding the foregoing, neither the Company nor Ackrell shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b) All information obtained by the parties pursuant to this Section 10.03 shall be kept confidential in accordance with the Mutual Nondisclosure Agreement, dated as of January 27, 2021 (the “Non-Disclosure Agreement”), between Ackrell and the Company.

Section 10.04 Exclusivity.

(a) Exclusivity Obligations of the Company.

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, each of the Company, NAI and Dahle shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or furnish or disclose any non-public information about the Company to, any Person in connection with or that could reasonably be expected to lead to a possible Company Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. Each of the Company, NAI and Dahle shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Company Acquisition Proposal. For purposes hereof, “Company Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Ackrell or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of outstanding shares of capital stock or other equity securities of the Company; or (iii) the sale, lease, exchange or other disposition of all or substantially all of the Company properties or assets.

(ii) In addition to the other obligations under this Section 10.04(a), each of the Company, NAI and Dahle shall promptly (and in any event within 24 hours after receipt thereof by the Company, NAI or Dahle or their representatives) advise Ackrell orally and in writing of any Company Acquisition Proposal, any request for information with respect to any Company Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Company Acquisition Proposal, the material terms and conditions of such request, Company Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) Each of the Company, NAI and Dahle agrees that the rights and remedies for noncompliance with this Section 10.04(a) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Ackrell and that money damages would not provide an adequate remedy to Ackrell.

(b) Exclusivity Obligations of Ackrell

(i) From the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Closing, Ackrell shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives (including the Sponsor) to, directly or indirectly, (A) encourage, solicit, initiate, facilitate or continue inquiries regarding a Ackrell Acquisition Proposal; (B) enter into discussions or negotiations with, or furnish or disclose any non-public information about Ackrell to, any Person in connection with or that could reasonably be expected to lead to a possible Ackrell Acquisition Proposal; or (C) enter into any agreements or other instruments (whether or not binding) regarding a Ackrell Acquisition Proposal. Ackrell shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, a Ackrell Acquisition Proposal. For purposes hereof, “Ackrell Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than the Company or any of its Affiliates) with respect to a transaction (other than the transactions contemplated by this Agreement) involving a business combination with Ackrell. Any breach of the terms and provisions of this Section 10.04(b)(i) by any Affiliate of Ackrell or any of Ackrell’s or its Affiliate’s representatives, including the Sponsor (assuming that such Persons were directly bound by, and subject to, the terms and provisions of this Section 10.04(b)(i)) shall be deemed a breach by Ackrell.

(ii) In addition to the other obligations under this Section 10.04(b), Ackrell shall promptly (and in any event within 24 hours after receipt thereof by Ackrell or its representatives) advise the Company orally and in writing of any Ackrell Acquisition Proposal, any request for information with respect to any Ackrell Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Ackrell Acquisition Proposal, the material terms and conditions of such request, Ackrell Acquisition Proposal or inquiry, and the identity of the Person making the same.

(iii) Ackrell agrees that the rights and remedies for noncompliance with this Section 10.04(b) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company.

Section 10.05 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Corporation and the New Operating Agreement shall each contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Organizational Documents of the applicable D&O Indemnified Parties (as defined below), which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were current or former directors and officers of the Company, Ackrell, Newco or Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company, Ackrell, Newco or Merger Sub (collectively, “D&O Indemnified Parties”), unless such modification shall be required by applicable Law. From and after the Effective Time, Newco agrees that it shall indemnify and hold harmless each of the D&O Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company, Ackrell, Newco or Merger Sub, as applicable, would have been permitted under applicable Law, any indemnification agreements between the Company, Ackrell, Newco or Merger Sub and such D&O Indemnified Parties, the organizational documents of the applicable entity in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) From the date hereof, and for a period of six years from the Effective Time, Newco shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to Ackrell or its agents or Representatives in the Virtual Data Room) or Ackrell’s directors’ and officers’ liability insurance policy in effect prior to the Closing, in each case, on terms not less favorable than the terms of such current insurance coverage; provided, however, that (i) Newco may cause coverage to be extended under the current directors’ and officers’ liability insurance of the Company or Ackrell by obtaining a six-year “tail” policy at prevailing market rates containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 10.05(b) shall be continued in respect of such claim until the final disposition thereof.

(c) On the Closing Date, to the extent not already entered into, Newco shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Ackrell with the post-Closing directors and officers of Newco, which indemnification agreements shall continue to be effective following the Closing.

Section 10.06 Notification of Certain Matters. The Company shall give prompt notice to Ackrell, and Ackrell shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article XII), the occurrence, or non-occurrence, of which causes or would reasonably be expected to cause any of the conditions set forth in Article XII to fail; provided, however, that no such notice shall be deemed to cure such breach.

Section 10.07 Further Action; Commercially Reasonable Efforts.

(a) Except where a different efforts standard is expressly set forth herein, upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company as set forth in Section 7.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their commercially reasonable efforts to take all such action. Ackrell shall use commercially reasonable efforts to consummate the Ackrell Redemption in accordance with the terms hereof and the Proxy Statement.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults (to the extent legally permissible) with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications. Subject to the terms of the Non-Disclosure Agreement, the parties will coordinate and cooperate with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Non-Disclosure Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, Ackrell and Newco shall use its commercially reasonable efforts to consummate the PIPE Investment in accordance with the Subscription Agreements, and the Company shall reasonably cooperate with Ackrell in such efforts. Ackrell and Newco shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to, or a waiver, assignment or transfer of, any Subscription Agreement (or any provision therein). Without limiting the generality of the foregoing, Ackrell and Newco shall give the Company prompt (under the circumstances) written notice: (i) of any material breach or material default by any party to any Subscription Agreement, which material breach, material default, event or circumstance is known to Ackrell or Newco; (ii) of its receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement of any provisions of any Subscription Agreement in any material respect; and (iii) if it becomes known to Ackrell or Newco that any portion of the PIPE Investment will not be funded in accordance with the terms of the applicable Subscription Agreement(s).

Section 10.08 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Ackrell and the Company (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, Ackrell shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article XII) unless otherwise prohibited by applicable Law or the requirements of Nasdaq, each of Ackrell and the Company shall each use its commercially reasonable efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger, the Contributions or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Newco shall, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Newco shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal securities Laws. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a party to any

Governmental Authority or other third party in connection with the transactions contemplated hereby, each party shall, upon request by any other party, furnish the parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the Transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a party to any third party and/or any Governmental Authority in connection with the Transactions contemplated hereby. Furthermore, nothing contained in this Section 10.08 shall prevent Ackrell or the Company or its respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 10.08.

Section 10.09 Tax Matters.

(a) None of Newco, Ackrell, Merger Sub or the Company shall (and each shall cause its Affiliates not to) take any action (or fail to take any reasonable action) which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Contributions from qualifying for the Intended Tax Treatment.

(b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of Newco, Ackrell, Merger Sub and the Company shall report the Contributions consistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c) Each party shall promptly notify the other party in writing if, before the Closing Date, such party knows or has reason to believe that the Contributions may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Contributions qualifying for the Intended Tax Treatment).

(d) The redemption of Cowell Common Stock by Cowell pursuant to Section 3.04(b) of this Agreement is intended to be treated as a taxable sale or exchange of such redeemed stock under Section 302(a) of the Code and the parties shall not take any position inconsistent therewith unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 10.10 Stock Exchange Listing; Successor Issuer.

(a) During the period from the date hereof until the Closing, Ackrell shall use its commercially reasonable efforts to keep the Ackrell Common Stock and Ackrell Public Warrants listed for trading on the Nasdaq.

(b) Prior to the Closing, each of Ackrell, Newco, Merger Sub and the Company shall use commercially reasonable efforts to cause the shares of Newco Common Stock to be issued in connection with the Transactions to be approved for listing on the Nasdaq under a ticker symbol to be mutually agreed upon in writing by the parties hereto, including by submitting prior to the Closing an initial listing application with the Nasdaq (the “Nasdaq Listing Application”) with respect to such shares, subject to official notice of issuance. Each of Ackrell, Newco, Merger Sub and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other parties hereto and shall otherwise reasonably assist and cooperate with such other parties in connection with the preparation, filing and distribution of the Nasdaq Listing Application. Each of Ackrell, Newco, Merger Sub and the Company will use their respective commercially reasonable efforts to (i) cause the Nasdaq Listing Application, when filed, to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the Nasdaq or its staff concerning the Nasdaq Listing Application and (iii) have the Nasdaq Listing Application approved by the Nasdaq as promptly as practicable after such filing. No submission of, or amendment or supplement to, the Nasdaq Listing Application, or response to Nasdaq comments with respect thereto, will be made by Ackrell, Newco, Merger Sub or the Company, as applicable, without the other parties’ prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing such other parties hereto a reasonable opportunity to review and comment thereon. Each of Ackrell, Newco, Merger Sub and the Company will promptly notify the other parties hereto upon the receipt of any comments from the Nasdaq or any request from the Nasdaq for amendments or supplements to the Nasdaq Listing Application and will, as promptly as practicable after receipt thereof, provide the other with copies of all material correspondence between it and its Representatives, on the one hand, and the Nasdaq, on the other hand, and all written comments with respect to the Nasdaq Listing Application received from the Nasdaq and advise the other on any oral comments with respect to the Nasdaq Listing Application received from the Nasdaq. Ackrell and Newco will advise the Company, promptly after Ackrell or Newco receives notice thereof, of the time of the approval of the Nasdaq Listing Application and the approval of the shares of Newco Common Stock to be issued in connection with the Transactions for listing on the Nasdaq, subject only to official notice of issuance.

(c) Ackrell and Newco shall take all necessary actions for Newco to be the successor issuer to Ackrell following completion of the Transactions.

Section 10.11 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and Ackrell each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may reasonably be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act (if available).

(b) Ackrell and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 10.11(b) may be limited to outside counsel and may be redacted (x) to remove references to the valuation of the Company, and (y) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under Antitrust Laws, including by agreeing to merge with or acquire any other Person or acquire a substantial portion of the assets of or equity in any other Person.

Section 10.12 Financial Statements.

(a) During the period from the date of this Agreement through the Closing, within thirty (30) calendar days following the end of each three-month quarterly fiscal period, the Company shall deliver to Ackrell an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Company for the period from the date of the balance sheet contained in the Interim Financial Statements through the end of such quarterly period and the applicable comparative period in the preceding fiscal year. From the date hereof through the Closing Date, the Company will also promptly deliver to Ackrell copies of any audited consolidated financial statements of the Company that the Company’s certified public accountants may issue.

(b) The Company shall use reasonable best efforts to deliver true and complete copies of (i) the audited consolidated balance sheet of the Company as of December 31, 2018, December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income, changes in shareholder equity, and cash flows of the Company and the for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”) within 45 days from the date hereof (but in any event no later than February 28, 2022 days (such date, the “FS Trigger Date”)) and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in shareholder equity, and cash flows, of the Company relating to any interim period required to be included in the Registration Statement pursuant to Form S-4 and Regulation S-X, prepared in accordance with GAAP and Regulation S-X (the “Unaudited Interim Financial Statements”). To the extent Unaudited Interim Financial Statements are required, the Company shall use commercially reasonable efforts to deliver true and complete copies of such Unaudited Interim Financials as soon as reasonably practicable after the date they are required to be included in the Registration Statement pursuant to Form S-4 and Regulation S-X.

Section 10.13 Trust Account. As of the Effective Time, the obligations of Ackrell to dissolve or liquidate within a specified time period as contained in Ackrell’s Certificate of Incorporation will be terminated and, following the disbursement of funds in the Trust Account described in this Section 10.13, Ackrell shall have no obligation whatsoever to dissolve and liquidate the assets of Ackrell by reason of the consummation of the Merger or otherwise, and no stockholder of Ackrell shall be entitled to receive any amount from the Trust Account. At least 48 hours prior to the Effective Time, Ackrell shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to or at the Effective Time to, and the Trustee shall thereupon be obligated to, cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of Ackrell Common Stock in connection with the Ackrell Redemption; (b) the payment of the Outstanding Company Transaction Expenses and Outstanding Ackrell Transaction Expenses pursuant to Section 4.06(a) and Section 4.06(b); and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to Ackrell. Following such disbursement, Ackrell shall cause the Trust Account and the Trust Agreement to terminate.

Section 10.14 Directors. Subject to any limitation imposed under applicable Laws or Nasdaq listing requirements, Ackrell, Newco and the Company shall take all necessary action so that immediately after the Effective Time (and giving effect to the effectiveness of the Newco A&R Charter), the board of directors of Newco is comprised of the individuals (and each is assigned to his or her respective class of the board of directors and to committees of the board of directors) designated on Section 2.05(b) of the Company Disclosure Schedule. Pursuant to the Newco A&R Charter as in effect as of the Closing, the post-Closing board of directors of Newco shall be a classified board with three classes of directors, with (A) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing.

Section 10.15 Termination of Certain Agreements. Prior to the Closing, the Company shall take all actions necessary to cause the Contracts listed on Section 10.15 of the Company Disclosure Schedule to be terminated without any further force and effect and without any cost or other liability or obligation to the Company effective as of immediately prior to the Closing, and there shall be no further obligations of any of the relevant parties thereunder following the Closing.

Section 10.16 Amendments to Ancillary Agreements. Prior to the Closing, neither Ackrell nor the Company shall, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), permit or consent to any amendment, supplement or modification to any of the Ancillary Agreements.

Section 10.17 Employment Agreement. Ackrell shall use commercially reasonable efforts to cause Newco to execute and deliver to Roger Dahle, and the Company shall use commercially reasonable efforts to cause such individual to execute and deliver to the Company, the Employment Agreement prior to the Closing.

ARTICLE XI

CONDITIONS TO THE MERGER

Section 11.01 Conditions to the Obligations of Each Party. The obligations of the Company, Ackrell, Newco and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) Ackrell Stockholder Approval. The Ackrell Stockholder Approval shall have been obtained.

(b) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award after the date hereof which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.

(c) Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

(d) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(e) Stock Exchange Listing. The Newco Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq, subject only to official notice of issuance thereof.

(f) Ackrell Net Tangible Assets. Upon the Closing, Ackrell shall have at least five million one dollars ($5,000,001) of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) remaining after completion of the Ackrell Redemption.

Section 11.02 Conditions to the Obligations of Ackrell, Newco and Merger Sub. The obligations of Ackrell, Newco and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company, the Contributors and NAI contained in Section 5.01 (Organization of NAI), Section 5.02 (Authority Relative to this Agreement), Section 5.05 (Brokers), Section 6.01 (Organization of Cowell), Section 6.03 (Capitalization of Cowell), Section 6.08 (Brokers), Section 7.01 (Organization and Qualification; Subsidiaries), Section 7.02 (Certificate of Incorporation and Bylaws), Section 7.03 (Capitalization) (except for Section 7.03(a) which is subject to clause (iii) below), Section 7.04 (Authority Relative to this Agreement) and Section 7.20 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Company Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent of any changes that reflect actions expressly permitted in accordance with Section 9.01 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 7.08(b) (Absence of Certain Change or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 7.03(a) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 9.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Ackrell, Newco, Merger Sub or their Affiliates, and (iv) all other representations and warranties of the Company set forth in Article V, Article VI and Article VII shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect or have a material adverse effect on the ability of NAI and Dahle to consummate the Transactions.

(b) Agreements and Covenants. The Company, NAI and Dahle shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. The Company, NAI and Dahle shall have delivered to Ackrell one or more certificate (the “Company Officer’s Certificates”), dated as of the Closing Date, signed by an officer of the Company or NAI or by Dahle, individually, as the case may be, certifying as to the satisfaction of the conditions specified in Section 11.02(a), Section 11.02(b) and Section 11.02(d).

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) PCAOB Audited Financials. The Company shall have delivered to Ackrell and Newco the PCAOB Audited Financials.

(f) Withholding Certificates. At least two (2) days prior to the Closing, (i) Cowell shall deliver to Ackrell and Newco, in a form reasonably acceptable to Ackrell and Newco, a properly executed certification that Company Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Ackrell with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, and (ii) Dahle shall deliver to Ackrell and Newco a validly completed and duly executed IRS Form W-9.

(g) Termination of Certain Agreements. The Company shall have terminated the Contracts listed on Section 10.15 of the Company Disclosure Schedule.

(h) Manufacturing Supply Agreement. The Manufacturing Supply Agreement with Fugang Technology Inc. and the Company in substantially in the form attached hereto as Exhibit J shall remain in effect.

Section 11.03 Conditions to the Obligations of the Company, NAI and Dahle. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Ackrell, Newco and Merger Sub contained in (i) Section 8.01 (Corporate Organization), Section 8.02 (Governing Documents), Section 8.03 (Capitalization) (except for Section 8.03(a) and Section 8.03(e) which are subject to clause (iii) below), Section 8.04 (Authority Relative to this Agreement; Vote Required) and Section 8.12 (Brokers) shall each be true and correct in all material respects (unless such representations and warranties are qualified or limited as to Ackrell Material Adverse Effect or other materiality qualification, in which case those such representations and warranties shall be true and correct) as of the date hereof and as of the Closing Date as if made anew at and as of that time, except to the extent that any changes that reflect actions expressly permitted in accordance with Section 9.03 and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 8.08 (Absence of Certain Change or Events) shall be true and correct in all respects as of the date hereof and the Effective Time, (iii) Section 8.03(a) and Section 8.03(e) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent of any changes that reflect actions expressly permitted in accordance with Section 9.03 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than de minimis additional cost, expense or liability to the Company, Ackrell, Newco, Merger Sub or their Affiliates and (iv) all other representations and warranties of Ackrell, Newco and Merger Sub contained in this Agreement shall be true and correct in all respects (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date), as if made anew at and as of that time, except where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Ackrell Material Adverse Effect.

(b) Agreements and Covenants. Ackrell, Newco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer’s Certificate. Ackrell shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Ackrell, certifying as to the satisfaction of the conditions specified in Section 11.03(a), Section 11.03(b) and Section 11.03(d).

(d) Material Adverse Effect. No Ackrell Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e) Board and Officer Resignations. All members of the Ackrell Board and all officers of Ackrell shall have executed written resignations effective as of the Effective Time.

(f) PIPE Financing. The aggregate amount of proceeds raised in the PIPE Investment plus the amount of funds in the Trust Account (after giving effect to the Ackrell Redemption) shall be at least one hundred fifty million dollars ($150,000,000).

(g) Newco A&R Charter. The Newco Certificate of Incorporation shall have been amended and restated by the Newco A&R Charter.

Section 11.04 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no party may rely on the failure of any condition set forth in this Article XI to be satisfied if such failure was caused by the failure of such party or its Affiliates (or with respect to the Company, any Company Stockholder) to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE XII

TERMINATION, AMENDMENT AND WAIVER

Section 12.01 Termination. This Agreement may be terminated and the Merger, the Contributions and the other Transactions may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Ackrell, as follows:

(a) by mutual written consent of Ackrell and the Company;

(b) by written notice from either Ackrell or the Company to the other if the Effective Time shall not have occurred prior to the date that is six (6) months after the date hereof (the “Outside Date”); provided, however, that in the event of an extension of the time for Ackrell to complete a Business Combination in accordance with the terms and procedures set forth in Article 6F of the Ackrell Certificate of Incorporation the Outside Date shall automatically be extended by a like period; provided that that all covenants to this Agreement shall have been diligently performed and provided, further, that this Agreement may not be terminated under this Section 12.01(b) by or on behalf of any party that either directly or indirectly through its Affiliates is in material breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such material breach or violation is the principal cause of the failure of a condition set forth in Article XI on or prior to the Outside Date;

(c) by written notice from either Ackrell or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and non-appealable and has the effect of making consummation of the Transactions, including the Merger and the Contributions, illegal or otherwise preventing or prohibiting consummation of the Transactions or the Merger;

(d) by written notice from either Ackrell or the Company to the other if Ackrell shall have failed to obtain the Ackrell Stockholder Approval at the Ackrell Stockholders’ Meeting (subject to any adjournment or recess of the meeting); provided, however, that this Agreement may not be terminated under this Section 12.01(d) by or on behalf of Ackrell if Ackrell, Newco or Merger Sub is in material breach or violation of Section 10.01 or Section 10.02;

(e) by written notice from Ackrell to the Company upon a breach of any representation, warranty, covenant or agreement on the part of the Company, NAI or Dahle set forth in this Agreement, or if any representation or warranty of the Company, NAI or Dahle set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Section 11.02(a) and Section 11.02(b) would not be satisfied (“Terminating Company Breach”); provided that Ackrell has not waived in writing such Terminating Company Breach and Ackrell, Newco and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further that, if such Terminating Company Breach is curable by the Company, NAI or Dahle, Ackrell may not terminate this Agreement under this Section 12.01(e) for so long as the Company, NAI or Dahle, as applicable, continues to exercise its commercially reasonable efforts to cure such breach, unless such breach is not cured within the earlier of (i) twenty (20) days after notice of such breach is provided by Ackrell to the Company and (ii) the Outside Date;

(f) by written notice from the Company to Ackrell upon a breach of any representation, warranty, covenant or agreement on the part of Ackrell, Newco or Merger Sub set forth in this Agreement, or if any representation or warranty of Ackrell, Newco or Merger Sub set forth in this Agreement shall have become untrue, in either case such that the conditions set forth in Sections 11.03(a) and 11.03(b) would not be satisfied (“Terminating Ackrell Breach”); provided that the Company has not waived such Terminating Ackrell Breach and none of the Company, NAI nor Dahle are then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Ackrell Breach is curable by Ackrell, Newco or Merger Sub, the Company may not terminate this Agreement under this Section 12.01(f) for so long as Ackrell, Newco or Merger Sub continue to exercise their commercially reasonable efforts to cure such breach, unless such breach is not cured within the earlier of (i) twenty (20) days after notice of such breach is provided by the Company to Ackrell and (ii) the Outside Date; or

(g) by written notice from Ackrell to the Company if copies of the PCAOB Audited Financial Statements have not been delivered to Ackrell on or prior to the FS Trigger Date.

Section 12.02 Effect of Termination. Except as otherwise set forth in this Section 12.02, in the event of the termination of this Agreement pursuant to Section 12.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 12.02, Article XIII, and any corresponding definitions set forth in Article I. Notwithstanding anything contained herein to the contrary, if this Agreement is terminated by Ackrell or the Company under Section 12.01 as a result of the gross negligence or willful misconduct of Ackrell, Ackrell shall pay fifty percent (50%) of the interest expenses accrued on the Company Redemption Debt through the date of such termination. The obligation shall survive the termination of this Agreement.

Section 12.03 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 12.04 Waiver. At any time prior to the Effective Time, (i) Ackrell may (a) extend the time for the performance of any obligation or other act of the Company, NAI or Dahle, (b) waive any inaccuracy in the representations and warranties of the Company, NAI or Dahle contained herein or in any document delivered by the Company, NAI or Dahle pursuant hereto and (c) waive compliance with any agreement of the Company, NAI or Dahle or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of Ackrell, Newco or Merger Sub, (b) waive any inaccuracy in the representations and warranties of Ackrell, Newco or Merger Sub contained herein or in any document delivered by Ackrell, Newco or Merger Sub pursuant hereto and (c) waive compliance with any agreement of Ackrell, Newco or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.01):

if to Ackrell, Newco or Merger Sub at or prior to the Closing:

Ackrell SPAC Partners I CO.

2093 Philadelphia Pike #1968

Claymont, DE 19703

Attention: William Lamkin

Email: blamkin@ackrellspac.com

with a copy to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Attention:	Stuart Neuhauser
Matthew A. Gray
Email:	sneuhauser@egsllp.com
mgray@egsllp.com

if to the Company:

North Atlantic Imports, LLC

1073 W. 1700 N.

Logan, UT 84321

Attention: Roger Dahle

Email: roger@blackstoneproducts.com

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention:	Warren Lazarow
Noah Kornblith
Email:	wlazarow@omm.com
nkornblith@omm.com

Section 13.02 Nonsurvival of Representations, Warranties and Covenants. The representations and warranties of the Company, NAI, Dahle, Ackrell, Newco and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company, NAI, Dahle, Ackrell, Newco and Merger Sub pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company, NAI, Dahle, Ackrell, Newco and Merger Sub and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company, NAI, Dahle, Ackrell, Newco and Merger Sub or their respective Representatives with respect thereto. The covenants and agreements made by the Company, NAI, Dahle, Ackrell, Newco and Merger Sub in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and this Article XIII and any corresponding definitions set forth in Article I.

Section 13.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 13.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 10.03(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Non-Disclosure Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 13.04 shall be null and void, ab initio.

Section 13.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 10.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

Section 13.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court, or if such court does not have subject matter jurisdiction, any state or federal court located in the State of Delaware (the “Chosen Courts”). The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the Chosen Courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the Chosen Courts, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such Chosen Court as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 13.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 13.07.

Section 13.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 13.09 Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

Section 13.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Federal and state courts located in New York, New York or, if any such court does not have jurisdiction, any court of the United States located in the State of New York without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 13.11 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this

Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third-party beneficiary to whom rights under this Agreement inure pursuant to this Section 13.11), solely those Persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other Person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each party, on behalf of itself and its Affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such liability or obligation.

Section 13.12 Legal Representation. The parties agree that, notwithstanding the fact that Ellenoff Grossman & Schole LLP (“EGS”) may have, prior to the Closing, jointly represented Ackrell, Newco, Merger Sub and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented Ackrell and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after the Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to Ackrell or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of Ackrell or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of Ackrell, Merger Sub, the Sponsor or any of their respective Affiliates. The parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Ackrell or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by Ackrell or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

[Signature Page Follows]

IN WITNESS WHEREOF, Ackrell, Newco, Merger Sub, the Company, NAI and Dahle have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACKRELL SPAC PARTNERS I CO.

By:	/s/ Long Long
Name:	Long Long
Title:	Chief Financial Officer

ACKRELL MERGER SUB INC.

By:	/s/ Daniel L. Sheehan
Name:	Daniel L. Sheehan
Title:	President and Secretary

BLACKSTONE PRODUCTS, INC.

By:	/s/ Daniel L. Sheehan
Name:	Daniel L. Sheehan
Title:	President and Secretary

NORTH ATLANTIC IMPORTS, LLC

By:	/s/ Roger Dahle
Name:	Roger Dahle
Title:	Chief Executive Officer

ROGER DAHLE

/s/ Roger Dahle

NORTH ATLANTIC IMPORTS, INC.

By:	/s/ Johnny Lee
Name:	Johnny Lee
Title:	Director

EXHIBIT A

Amended & Restated Registration Rights Agreement

[See attached]

EXHIBIT B

Lock-Up Agreement

[See attached]

EXHIBIT C

Subscription Agreements

[See attached]

EXHIBIT D

Ackrell Stockholder Support Agreements

[See attached]

EXHIBIT E

Newco 2021 Equity Incentive Plan

[See attached]

EXHIBIT F

Newco Employee Stock Purchase Plan

[See attached]

EXHIBIT G

Newco A&R Charter

[See attached]

EXHIBIT H

Newco A&R Bylaws

[See attached]

EXHIBIT I

New Operating Agreement

[See attached]

EXHIBIT J

Manufacturing Supply Agreement with Fugang Technology Inc.

[See attached]

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLACKSTONE PRODUCTS, INC.

Pursuant to the provisions of § 242 and § 245 of the

General Corporation Law of the State of Delaware

Blackstone Products, Inc. (the “Corporation”), a corporation organized and the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The present name of the Corporation is Blackstone Products, Inc. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 15, 2021 under the name Blackstone Products, Inc. (the “Original Certificate”).

SECOND: The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated in its entirety as set forth in this Amended and Restated Certificate of Incorporation hereinafter provided for (this “Certificate of Incorporation”).

THIRD: This Certificate of Incorporation herein certified has been has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation in accordance with the DGCL.

FOURTH: This Certificate of Incorporation shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH: This Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE I.

Name

The name of the Corporation is Blackstone Products, Inc.

ARTICLE II.

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III.

Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

Capital Stock

(A)	Authorized Capital Stock.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is two hundred twenty-five million (225,000,000) shares of capital stock, consisting of (i) two hundred twenty million (220,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) five million (5,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

(B)	Common Stock.

The voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Common Stock, in addition to those set forth elsewhere herein, are as follows:

(1)

Voting Rights. Each holder of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and to cast one vote for each outstanding share of Common Stock held by such holder on all matters on which stockholders are entitled to vote generally. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

(2)

Dividends and Distributions. Subject to the prior rights of the holders of all series of Preferred Stock at the time outstanding having prior rights or preferences as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board of Directors and shall share equally on a per share basis in all such dividends and other distributions.

(3)

Liquidation. Subject to the prior rights of creditors of the Corporation, including without limitation the payment of expenses relating to any liquidation, dissolution or winding up of the Corporation, and the holders of all series of Preferred Stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. A merger or consolidation of the Corporation with any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(C)	Preferred Stock.

The Board of Directors is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any series of Preferred Stock then outstanding), to provide for the issuance of all or any shares of the Preferred Stock in one or more series of Preferred Stock, and to fix for each such series the voting powers, if any, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, if any, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the DGCL.

ARTICLE V.

Board of Directors

(A)	Powers of the Board of Directors.

Except as otherwise provided by the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(B)	Number of Directors.

Subject to any rights of the holders of Preferred Stock to elect directors, the Board of Directors shall consist of one or more members, the exact number of which shall be fixed by, or in the manner provided in, the Corporation’s Amended and Restated Bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).

(C)	Classification of the Board of Directors.

The directors of the Corporation (other than those directors elected by the holders of any series or class of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be and are divided into three (3) classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The Board of Directors may assign members of the Board of Directors already in office at the Effective Time to such classes. Subject to the rights of holders of any series or class of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the Effective Time; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent directors. A director may resign at any time upon notice to the Corporation as provided in the Bylaws.

(D)	Removal of Directors.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

(E)	Vacancies.

Subject to the rights of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

(F)	Preferred Stock Directors.

During any period when the holders of any series of Preferred Stock have the right to elect Preferred Stock Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(G)	Powers and Authority.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation.

ARTICLE VI.

Stockholder Action

(A)	Election of Directors.

Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

(B)	Advance Notice.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

(C)	Stockholder Action by Written Consent.

Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of a meeting of stockholders.

Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

ARTICLE VII.

Limitation of Director Liability; Indemnification

(A)    No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.

(B)    To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section VII(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Section VII(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ARTICLE VIII.

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX.

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, this Article IX, or Article X.

ARTICLE X.

Corporation Opportunity

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof): (a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and (b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE XI.

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this          day of                  2022.

BLACKSTONE PRODUCTS, INC.

By:
Name:
Title:	Chief Executive Officer

Annex C

BLACKSTONE PRODUCTS, INC.

2022 EQUITY INCENTIVE PLAN

1.	PURPOSE OF PLAN

The purpose of this Blackstone Products, Inc. 2022 Equity Incentive Plan (this “Plan”) of Blackstone Products, Inc., a Delaware corporation (the “Corporation”), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation’s stockholders.

2.	ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.	PLAN ADMINISTRATION

3.1

The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2

Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)

grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)	approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)

construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)	cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.7.5;

(f)

accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.7.5;

(g)

adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);

(h)

determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)

determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below);

(k)	impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a participant of any shares issued pursuant to an award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales; and

(l)	determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3

Prohibition on Repricing. Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (a) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (b) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (c) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4

Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.5

Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1

Shares Available. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2

Aggregate Share Limit. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to             shares of Common Stock.

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (i) three percent (3%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3	Additional Share Limits. The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

(a)	The maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is shares.

(b)

Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $400,000; provided that this limit is $600,000 as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a “non-employee director” is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), “grant date fair value” means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation’s financial reporting. The limits of this Section 4.3(b) do not apply to, and shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4	Share-Limit Counting Rules. The Share Limit shall be subject to the following provisions of this Section 4.4:

(a)

Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(b)

Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)

(c)

Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan (but such shares shall not again become available for issuance as ISOs).

(d)	To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.

(e)

In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit). Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.

(f)	The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.11 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.11.

4.5

No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.	AWARDS

5.1

Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 Stock Options. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per-share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2 Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the

Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the per-share exercise price of such option is at least 110% of the fair market value of a share of Common Stock on the date of grant of the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3 Stock Appreciation Rights. A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The maximum term of a SAR shall be ten (10) years.

5.1.4 Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2

Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3

Deferrals and Settlements. Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4

Consideration for Common Stock or Awards. The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)	services rendered by the recipient of such award;

(b)	cash, check payable to the order of the Corporation, or electronic funds transfer;

(c)	notice and third party payment in such manner as may be authorized by the Administrator;

(d)	the delivery of previously-owned shares of Common Stock on such terms as established by the Administrator;

(e)	by a reduction in the number of shares otherwise deliverable pursuant to the award; or

(f)

subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares be issued by the Corporation under this Plan for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay any exercise or purchase price of any award or shares by any method other than cash payment to the Corporation.

5.5

Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the Nasdaq Capital Market or other established securities market on which shares of Common Stock are readily tradable (the “Market”) for the date in question or, if no sales of Common Stock were reported on the Market on that date, the closing price (in regular trading) for a share of Common Stock on the Market for the next preceding day on which sales of Common Stock were reported on the Market. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Market for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Market as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6	Transfer Restrictions.

5.6.1 Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2 Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)	transfers to the Corporation (for example, in connection with the expiration or termination of the award);
(b)

the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly-designated beneficiary, transfers by will or the laws of descent and distribution;

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e)

the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7

International Awards. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or applicable listing rules.

6.	EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1

General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2

Events Not Deemed Terminations of Employment. Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3

Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an

Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7.	ADJUSTMENTS; ACCELERATION

7.1	Adjustments.

(a)

Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust: (i) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan); (ii) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (iii) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (iv) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b)

Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions—Assumption and Termination of Awards.

(a)

Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may, in its sole discretion, make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (i) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (ii) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(b)

Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

(c)

For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.

(d)

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

(e)

In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

(f)	Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

(g)

The Administrator may override the provisions of this Section 7.2 by express provision in the award agreement and may accord any participant a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8.	OTHER PROVISIONS

8.1

Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law) and to such approvals by any exchange, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2

No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3

No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4

Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5

Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)

The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(b)

The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.

(c)

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6

Section 409A. It is intended that awards granted under this Plan either be exempt from, or comply with, the requirements of Section 409A of the Code (“Section 409A”) so as not to result in the imposition of any tax, penalty or interest thereunder. The provisions of this Plan shall be construed and interpreted consistent with such intent.

8.7	Effective Date, Termination and Suspension, Amendments.

8.7.1 Effective Date. This Plan is effective as of             , 2022, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.7.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.7.3 Stockholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.7.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.7.5 Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.7.

8.8	Privileges of Stock Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.9	Governing Law; Severability.

8.9.1 Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.9.2 Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.10

Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.11

Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan, and shares subject to any such substitute awards shall not be available for awards under the Plan in the event of any forfeiture, expiration or cash settlement of such substitute awards.

8.12

Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board, the Administrator, the Corporation, or any Subsidiary to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.13

No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the

Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.14

Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan are wholly discretionary and, although provided by the Corporation, do not constitute regular or periodic payments. Unless otherwise required by applicable laws, the payments and other benefits provided under the Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.15

Clawback Policy. The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

Annex D

BLACKSTONE PRODUCTS, INC.

EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as a “Participating Subsidiary”) and to provide them with an additional incentive to advance the best interests of the Corporation.

2.	DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

“Board” means the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.

“Common Stock” means the common stock, par value $0.0001 per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

“Compensation” means an Eligible Employee’s regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: severance pay, overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income, bonuses, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Subsidiary.

“Contributions” means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

“Corporation” means Blackstone Products, Inc., a Delaware corporation, and its successors.

“Effective Date” means                , 2022, the date this Plan was adopted by the Board.

“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing and unless otherwise provided by the Committee in advance of the applicable Offering Period, “Eligible Employee” shall not include any employee:

(a)	whose customary employment is for not more than five (5) months in a calendar year; or

(b)	whose customary employment is for twenty (20) hours or less per week.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Exercise Date” means, with respect to an Offering Period, the last day of that Offering Period.

“Fair Market Value” on any date means:

(a)

if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the next preceding date on which there was trading in the shares of Common Stock;

(b)	in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

“Grant Date” means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

“Individual Limit” has the meaning given to such term in Section 4(b).

“New Exercise Date” has the meaning given to such term in Section 18.

“Offering Period” means the period of six (6) consecutive months commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided, further, that the Committee may provide, as it deems appropriate and in advance of the applicable Offering Period, that such Offering Period will consist of multiple “purchase periods,” with an Exercise Date to occur at the end of each such purchase period. In no event will the Grant Date for an Offering Period occur on or before the Exercise Date (or the final Exercise Date, as the case may be) for the immediately preceding Offering Period.

“Option” means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).

“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

“Participating Subsidiary” means any Subsidiary that has been designated in writing by the Committee as a Participating Subsidiary for purposes of this Plan.

“Plan” means this Blackstone Products, Inc. Employee Stock Purchase Plan, as amended from time to time.

“Rule 16b-3” means Rule 16b-3 as promulgated by the Commission under Section 16, as amended from time to time.

“Share Limit” has the meaning given to such term in Section 4(a).

“Subscription Agreement” means the written enrollment agreement or applicable electronic form of enrollment agreement filed by an Eligible Employee with the Corporation (or its designee) pursuant to Section 6 to participate in this Plan.

“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3.	ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4.	STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

(a)	Aggregate Share Limit.

(i)

Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation’s authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is                shares, subject to adjustments pursuant to Section 17 (the “Share Limit”).

(ii)

In addition, subject to adjustments pursuant to Section 17, the Share Limit shall automatically increase on the first trading day in January of each of the calendar years during the term of this Plan, with the first such increase to occur in January 2023, by an amount equal to the lesser of (A) one percent (1%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B)                 shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Board.

(iii)

In the event that during a particular Offering Period all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)

Individual Share Limit. The maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 5,000 shares, subject to adjustments pursuant to Section 17 (the “Individual Limit”); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

(c)

Shares Not Actually Delivered. Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

5.	OFFERING PERIODS

During the term of this Plan, the Corporation will offer Options to purchase shares in each Offering Period to all Eligible Employees in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of six (6) months duration. The Committee will specify in advance of each Offering Period when the Offering Period will commence and the Grant Date of the

Offering Period. Each Option shall become effective on the Grant Date of that Offering Period. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no shares remain available for Options pursuant to Section 4.

6.	PARTICIPATION

(a)

Enrollment. An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation (or its designee) at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.

(b)	Contribution Limits. Notwithstanding the foregoing, a Participant’s Contribution election shall be subject to the following limitations:

(i)	the $25,000 annual limitation set forth in Section 8(c);

(ii)	a Participant may not elect to contribute more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions; and

(iii)	such other limits, rules, or procedures as the Committee may prescribe.

(c)

Content and Duration of Subscription Agreements. Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (i) the Eligible Employee’s participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7.	METHOD OF PAYMENT OF CONTRIBUTIONS

(a)

Participation Account. The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage (or amount, as applicable) of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

(b)

Commencement of Payroll Deductions. Payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last day of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her Plan participation terminates pursuant to Section 11.

(c)

Withdrawal During an Offering Period. A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation (or its designee), in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable electronic withdrawal form which shall be completed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(d) or 7(e), are not permitted.

(d)

Change in Contribution Elections for the Following Offering Period. A Participant may discontinue, increase, or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(d) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election.

(e)

Discontinuing Contributions During an Offering Period. A Participant may discontinue his or her Contributions (but not increase or otherwise decrease the level of his or her Contributions) during an Offering Period, by filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. An election pursuant to this Section 7(e) shall be effective no earlier than the first payroll period that starts after the Corporation’s receipt of such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(c), in which case the Participant’s Account will be paid to him or her in cash in accordance with Section 11(a)).

8.	GRANT OF OPTION

(a)

Grant Date; Number of Shares. On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares subject to the Option shall be determined by dividing the Participant’s Account balance as of the applicable Exercise Date by the Option Price.

(b)

Option Price. The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period, or (2) the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period or the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period (or, for purposes of the foregoing clauses (2) and (3), the applicable Exercise Date of that Offering Period, as the case may be). Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.

(c)

Limits on Share Purchases. Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(i)

it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or

(ii)

such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first becomes exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9.	EXERCISE OF OPTION

(a)

Unless a Participant withdraws from an Offering Period pursuant to Section 7(c) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.

(b)

If any amount that is not sufficient to purchase a whole share of Common Stock remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to such Participant as soon as administratively practicable after such date; provided that the Committee may provide in advance of an Offering Period for any such amount with respect to that Offering Period to be credited to the Participant’s Account for the next Offering Period, if he or she is a Participant in such next Offering Period.

(c)

If the Share Limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.

(d)

If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10.	DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver shares of Common Stock and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

11.	TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)

General. Except as provided in the next paragraph, if a Participant ceases to be an Eligible Employee for any reason at any time prior to the last day of an Offering Period in which he or she participates, or if the Participant timely elects to terminate Contributions and withdraw from the Plan pursuant to Section 7(c), such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such Participant’s Option and participation in the Plan shall be automatically terminated.

(b)

Change in Employee Status or Leave of Absence. If a Participant (i) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Participating Subsidiary through the Exercise Date, or (ii) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Participating Subsidiary or on such leave as of the applicable Exercise Date, such Participant’s Contributions shall cease, and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate Contributions and withdraw from the Plan in accordance with Section 7(c), in which case such Participant’s Account shall be paid to him or her in cash in accordance with the foregoing paragraph).

(c)

Re-Enrollment. A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

(d)

Change in Subsidiary Status. For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of the Corporation or another Participating Subsidiary.

12.	ADMINISTRATION

(a)

The Committee. The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Subject to the preceding sentence, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume or change the administration of this Plan.

(b)

Powers and Duties of the Committee. The Committee shall administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules it considers desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan (including, without limitation, rules and deadlines for making elections under the Plan, which deadlines may be more restrictive than the deadlines otherwise set forth in this Plan), to further define the terms used in this Plan, and to make all other determinations necessary or advisable for the administration of this Plan or the effectuation of its purposes. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and any Participant or other person under this Plan, which construction or interpretation shall be final and binding on all parties including the Corporation, Subsidiaries, Participants and beneficiaries. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings, or sub-plans applicable to particular Subsidiaries or locations, which separate offerings or sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation or Participating Subsidiaries.

(c)

Decisions of the Committee are Binding; Reliance on Experts. Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Corporation, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.

(d)

Indemnification. Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

13.	DEATH BENEFITS

In the event of the death of a Participant, the Corporation shall deliver such shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14.	TRANSFERABILITY

(a)

Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, as provided in Section 13.

(b)

The Corporation may require a Participant to hold any shares the Participant acquires under this Plan in a brokerage account identified by the Corporation until the date the shares are transferred, sold or otherwise disposed of in any way by the Participant, or such earlier time as the Corporation may determine.

15.	USE OF FUNDS; INTEREST

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise).

16.	REPORTS

Statements shall be provided or made available (in writing or electronically) to Participants as soon as administratively practicable following each Exercise Date. Each Participant’s statement shall set forth, as of such Exercise Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

17.	ADJUSTMENTS OF AND CHANGES IN THE STOCK

(a)

Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(i)

proportionately adjust any or all of (A) the number and type of shares of Common Stock or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (C) the Option Price of any or all outstanding Options, or (D) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options; or

(ii)

make provision for a cash payment in settlement of, or for the substitution or exchange of, any or all outstanding Options or the cash, securities or property deliverable to the holder of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

(b)

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.

(c)

In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

(d)

Without limiting the generality of Section 12, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 17, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

18.	POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive, or does not survive as a publicly-traded company in respect of its Shares, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Options that are then outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Exercise Date shall be established by the Board or the Committee (the “New Exercise Date”), as of which date the Plan and any Offering Period then in progress shall terminate and all then-outstanding Options under this Plan shall be automatically exercised in accordance with the terms hereof; provided, however, that the New Exercise Date shall not be more than ten (10) days before the date of the consummation of such dissolution, liquidation or other event. The Option Price on the New Exercise Date shall be determined as provided in Section 8(b), and the New Exercise Date shall be treated as the “Exercise Date” for purposes of determining such Option Price.

19.	TERM OF PLAN; AMENDMENT OR TERMINATION

(a)

Effective Date; Termination. This Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 4, Section 18 or this Section 19.

(b)

Board Amendment Authority. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Without limiting the generality of the Committee’s amendment authority, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may become such after the Effective Date), to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2, and to change the definition of Compensation set forth in Section 2 (in each case, subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not constitute an amendment to this Plan requiring stockholder approval.

20.	NOTICES

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21.	CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

22.	PLAN CONSTRUCTION

(a)

Section 16. It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

(b)

Section 423. Except as the Committee may expressly provide in the case of one or more separate offerings or sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code.

(c)

Interpretation. If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23.	EMPLOYEES’ RIGHTS

(a)

No Employment Rights. Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

(b)

No Rights to Assets of the Corporation. No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c)

No Stockholder Rights. A Participant will not be entitled to any privilege of stock ownership as to any shares not actually delivered to and held of record by the Participant. Except as expressly required by Section 17, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24.	MISCELLANEOUS

(a)

Governing Law; Severability. This Plan, the Options, Subscription Agreements, and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to any conflict of law principles. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

(b)

Captions and Headings. Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

(c)

No Effect on Other Plans or Corporate Authority. The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.

(d)

No Effect on Other Compensation. Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the board of directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides in writing.

25.	STOCKHOLDER APPROVAL

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months after the Effective Date. No Shares shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such stockholder approval is not obtained within such twelve-month period of time, all Contributions credited to a Participant’s Account hereunder shall be refunded to such Participant (without interest) as soon as practicable after the end of such twelve-month period.

26.	TAX WITHHOLDING

(a)

Notwithstanding anything else contained herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of an Exercise Date, before the exercise of the Participant’s Option is given effect on such date, the amount of any taxes which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares of Common Stock subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).

(b)

Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code or at any other time in respect of a Participant’s participation in this Plan, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or

Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (ii) deduct from the Participant’s Account or from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or an affiliate is required to withhold with respect to such event.

27.	NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (a) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (b) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

Annex E

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)    [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appra5isal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex F

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 22nd day of December 2021, by and among Ackrell SPAC Partners I Co., a Delaware corporation (“SPAC”), Blackstone Products, Inc., a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, SPAC is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Issuer is a wholly-owned direct subsidiary of SPAC and was formed for the purpose of consummating the transactions contemplated by the Business Combination Agreement;

WHEREAS, Ackrell Merger Sub, Inc., a Delaware corporation (“Merger Sub”) is a newly formed, wholly-owned, direct subsidiary of the Issuer, and was formed for the sole purpose of the Merger (as defined below);

WHEREAS, the Issuer, SPAC, Merger Sub, North Atlantic Imports, LLC, a Utah limited liability company (the “Company”), Roger Dahle, an individual residing in Utah (“Dahle”), and North Atlantic Imports Inc., a business company formed under the laws of the British Virgin Islands (“NAI”), are, simultaneously with the execution of this Subscription Agreement, entering into that certain Business Combination Agreement, dated as of the date hereof, (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, inter alia, (i) SPAC will be merged with and into Merger Sub, with SPAC surviving the Merger as a wholly-owned subsidiary of the Issuer (the “Merger”) (ii) each share of SPAC’s common stock, par value $0.0001 per share (“SPAC Common Stock”) issued and outstanding immediately prior to the Effective Time shall automatically be converted into and exchanged (the “Conversion”) for one validly issued, fully paid and nonassessable share of the Issuer’s common stock, par value $0.0001 per share (“Issuer Common Stock”), (iii) NAI will contribute (the “NAI Contribution”) 45 shares of common stock, par value $1.00 per share of Cowell International Inc., a Utah corporation (“Cowell Common Stock”) to the Issuer in exchange for Issuer Common Stock, and 33 shares of Cowell Common Stock to SPAC and Cowell will redeem 22 shares of Cowell Common Stock in exchange for the Cash Consideration, (iv) Dahle will contribute (the “Dahle Contribution”) all of his membership interests in the Company to the Issuer in exchange for shares of Issuer Common Stock, on the terms and subject to the conditions set forth therein and (v) as a result of clauses (iii) and (iv), the Company will become a wholly-owned subsidiary of the Issuer (collectively, the NAI Contribution, Dahle Contribution, Merger, Conversion and the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer (a) newly issued convertible notes having the terms set forth in the Term Sheet attached hereto as Exhibit A (the “Term Sheet”) to be issued pursuant to an indenture (the “Indenture”) in an aggregate principal amount set forth on the signature page hereto (the “Convertible Notes”) for a purchase price equal to 100% of the principal amount of the Convertible Notes (the “Convertible Note Purchase Price”) and/or (b)(i) that number of shares of the Issuer Common Stock set forth on the signature page hereto (the “Common Shares” and together with the Convertible Notes, the “Issued Securities”) and (ii) one-half of one Warrant to Purchase Common Stock in pursuant to the form of warrant agreement attached hereto as Exhibit B for each Share of Issuer Common Stock acquired by Subscriber under this Subscription Agreement, which shall total in the aggregate the number of Warrants set forth on the signature page hereto (the “Warrants” and each Common Share and each one-half of a Warrant, collectively a “Unit”), for a purchase price of, in the case of each Unit, $10.00 (the “Per Unit Purchase Price”), or the aggregate purchase price for all Convertible Notes and Units set

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forth on Subscriber’s signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Convertible Notes and/or the Units, as applicable, in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;

WHEREAS, the parties intend that the Transactions together with the issuance by the Issuer of the Common Shares pursuant to this Subscription Agreement shall be treated as an exchange under Section 351 of Internal Revenue Code of 1986, as amended;

WHEREAS, in connection with the Transaction, each of Dahle, NAI and Ackrell SPAC Sponsors I LLC (“Sponsor” and together with Dahle and NAI, the “Transferors” and each a “Transferor”) have agreed to forfeit to the Issuer a number of shares of Issuer Common Stock equal to 217,391 in the aggregate (the “Forfeiture Shares”);

WHEREAS, in connection with the Transactions, and together with the issuance by the Issuer of the Convertible Notes, the Common Shares and the Warrants and the receipt by the Issuer of the Purchase Price, the Issuer will issue to Subscriber (only to the extent Subscriber has agreed to purchase Common Shares) a portion of the Forfeiture Shares equal to the number of shares of Issuer Common Stock set forth on the signature page hereto across from the heading “Transfer Shares” (the “Transfer Shares” and together with the Common Shares, the “Shares”); and

WHEREAS, in connection with the Transactions, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) and certain other “accredited investors” (as defined in Rule 501(a) under the Securities Act) have entered into separate subscription agreements with the Issuer and SPAC (the “Other Subscription Agreements”), contingent on the closing of the Transactions, substantially similar to this Subscription Agreement, pursuant to which such investors (the “Other Subscribers”) have agreed to subscribe for and purchase, and the Issuer has agreed to issue and sell to such Other Subscribers, Units for the Per Unit Purchase Price and Convertible Notes for the Convertible Note Purchase Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription and Transfer.

1.1 Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Convertible Notes and/or the Units (with the number of Warrants to be issued rounded down to the nearest whole Warrant) (such subscription and issuance, the “Subscription”). For the avoidance of doubt, the parties hereto acknowledge and agree that the Common Share and the one-half of one Warrant that comprises the Unit may be detached for purposes of resale thereof by Subscriber.

1.2 Subject to the terms and conditions hereof (including the payment of the Purchase Price by Subscriber to the Issuer), at the Closing and concurrent with the consummation of the Subscription, the Issuer shall issue to Subscriber a number of shares of Issuer Common Stock equal to the number of Transfer Shares (the “Transfer”).

2. Make-Whole.

2.1 If (x) the Issuer VWAP is less than $10.00, but equal to or greater than $6.50, and (y) as of the date that is two business days after the end of the Measurement Period Subscriber continues to own, of record or in street name, any Common Shares or Transfer Shares acquired by Subscriber in the Subscription or the Transfer,

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respectively (such Common Shares and Transfer Shares then held by Subscriber, the “Held Shares”), then, on such second business day after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to Subscriber from the Escrowed Shares a number of shares of Issuer Common Stock equal to (a) (i) $10.00 minus the Issuer VWAP multiplied by (ii) the number of Held Shares divided by (b) the Issuer VWAP, rounded down to the nearest whole share.

2.2 If (x) the Issuer VWAP is less than $6.50 and (y) as of the date that is two business days after the end of the Measurement Period Subscriber continues to own, of record or in street name, any Held Shares, then, on such second business day after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to Subscriber from the Escrowed Shares a number of shares of Issuer Common Stock equal to (a) (i) $3.50 multiplied by (ii) the number of Held Shares divided by (b) $6.50, rounded down to the nearest whole share.

2.3 For the avoidance of doubt, if (a) the Issuer VWAP is equal to or greater than $10.00 or (b) as of the date that is two business days after the end of the Measurement Period, Subscriber does not own, of record or in street name, any Common Shares (excluding, for the avoidance of doubt, any shares of Issuer Common Stock beneficially owned through any Warrants, Convertible Notes or any other convertible or exercisable equity security of SPAC or the Issuer) acquired in the Subscription or any Transfer Shares acquired in the Transfer, in no event shall the Issuer instruct the Escrow Agent to transfer any Make-Whole Shares to Subscriber.

2.4 If any Make-Whole Shares are not transferred to Subscriber in accordance with Section 2.1 or Section 2.2 hereof (the “Remaining Shares”), then, within two (2) business days after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to the Transferors the Remaining Shares in accordance with that certain Transferor Agreement, dated on or about the date hereof, by and among the Issuer and the Transferors (the “Transferor Agreement”).

2.5 While the Escrowed Shares are held in an escrow account with the Escrow Agent, the Subscriber hereby acknowledges and agrees that it shall be deemed the owner for tax purposes of that portion of the maximum number of the Escrowed Shares that Subscriber would be entitled to receive pursuant to Section 2.2.

2.6 Additional Make-Whole.

2.6.1 If (x) the Issuer VWAP is less than $10.00, but equal to or greater than $5.75, and (y) as of the date that is two business days after the end of the Measurement Period Subscriber continues to own, of record or in street name, any Held Shares, then, on such second business day after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to Subscriber from the Additional Escrowed Shares a number of shares of Issuer Common Stock equal to (1) (a) (i) $10.00 minus the Issuer VWAP multiplied by (ii) the number of Held Shares divided by (b) the Issuer VWAP minus (2) the Make-Whole Shares, rounded down to the nearest whole share.

2.6.2 If (x) the Issuer VWAP is less than $5.75 and (y) as of the date that is two business days after the end of the Measurement Period Subscriber continues to own, of record or in street name, any Held Shares, then, on such second business day after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to Subscriber from the Additional Escrowed Shares a number of shares of Issuer Common Stock equal to (1) (a) (i) $4.25 multiplied by (ii) the number of Held Shares divided by (b) $5.75 minus (2) the Make-Whole Shares, rounded down to the nearest whole share.

2.6.3 If any Additional Make-Whole Shares are not transferred to Subscriber in accordance with Section 2.6.1 or Section 2.6.2 hereof (the “Additional Remaining Shares”), then, within two (2) business days after the end of the Measurement Period, the Issuer shall cause the Escrow Agent to transfer to Sponsor the Additional Remaining Shares in accordance with the Transferor Agreement.

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2.7 For purposes hereof:

2.7.1 “Additional Make-Whole Shares” means the shares of Issuer Common Stock (if any) to be transferred to Subscriber in accordance with Section 2.6.1 or Section 2.6.2.

2.7.2 “Additional Escrowed Shares” means a number of shares of Issuer Common Stock equal to 668,904.

2.7.3 “Escrow Agent” means an escrow agent determined by the Issuer, which must a reputable and sophisticated agent with requisite experience serving as an escrow agent.

2.7.4 “Escrowed Shares” means a number of shares of Issuer Common Stock equal to 1,794,892.

2.7.5 “Issuer VWAP” means the average of the daily volume-weighted average prices for the Issuer Common Stock on Nasdaq, as reported on Bloomberg Page “BLKS US<equity>AQR” for the period from the scheduled open of trading to the scheduled close of trading, or, if not reported thereby, as reported by any other authoritative source, for each of the ten (10) consecutive complete trading days starting with the second (2nd) trading day following the Effectiveness Date and ending with the tenth (10th) trading day thereafter (such period, the “Measurement Period”).

2.7.6 “Make-Whole Shares” means the shares of Issuer Common Stock (if any) to be transferred to Subscriber in accordance with Section 2.1 or Section 2.2.

3. Representations, Warranties and Agreements.

3.1 Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Issued Securities and the Warrants to Subscriber and to induce the Issuer to agree to the other terms and provisions herein, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer as follows:

3.1.1 Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

3.1.2 This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. This Subscription Agreement is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity (the “Enforceability Exceptions”).

3.1.3 The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into, or its ability to timely perform its obligations under, this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) if Subscriber is not an individual, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

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3.1.4 Subscriber (i) is an Institutional Account (as defined in FINRA Rule 4512(c)), (ii) is (x) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (y) an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule I, (iii) is acquiring the Convertible Notes, the Shares and the Warrants, as applicable, only for its own account and not for the account of others, or if Subscriber is subscribing for the Convertible Notes, the Shares and the Warrants as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer or an accredited investor and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account and (iv) is not acquiring the Convertible Notes, the Shares or the Warrants with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Convertible Notes, the Shares or the Warrants.

3.1.5 Subscriber understands that the Convertible Notes, the Shares and the Warrants are being offered and transferred, as applicable, in a transaction not involving any public offering within the meaning of the Securities Act and that none of the Convertible Notes, the Shares or the Warrants have been registered under the Securities Act. Subscriber understands that Convertible Notes, the Shares and the Warrants may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Convertible Notes, the Shares or the Warrants shall contain a legend (or book entries with respect to the Convertible Notes, the Shares or the Warrants shall contain a notation) to such effect. Subscriber understands and agrees that, as a result of the transfer restrictions described in this Section 3.1.5, Subscriber may not be able to readily resell the Convertible Notes, the Shares or the Warrants. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Convertible Notes, the Shares or the Warrants.

3.1.6 Subscriber understands that each book-entry for the Convertible Notes, the Shares and the Warrants shall contain a notation, and each certificate (if any) evidencing the Convertible Notes, the Shares or the Warrants shall be stamped or otherwise imprinted with a legend, in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

3.1.7 Subscriber understands and agrees that Subscriber is purchasing the Issued Securities and the Warrants directly from the Issuer, is acquiring the Transfer Shares from the Issuer and the Make-Whole Shares (if any) and the Additional Make-Whole Shares (if any) directly from the Escrow Agent. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, the Transferors, the SPAC, the Company or any of their respective agents, affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements made by the Issuer and the SPAC expressly set forth in this Subscription Agreement, the Term Sheet, the Indenture and Subscriber is not relying on any representations, warranties, covenants or agreements other than those made by the Issuer and the SPAC expressly set forth in this Subscription Agreement, the Term Sheet and the Indenture.

3.1.8 Subscriber represents and warrants that its acquisition and holding of the Convertible Notes, the Shares and the Warrants, as applicable, will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

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3.1.9 In making its decision to subscribe for and purchase the Issued Securities and the Warrants and to acquire the Transfer Shares, the Make-Whole Shares (if any) and the Additional Make-Whole Shares (if any), Subscriber represents that it has relied solely upon independent investigation made by Subscriber; provided, however, that the foregoing does not limit or modify the representations or warranties of the Issuer and the SPAC in Section 3.2 of this Subscription Agreement or the other agreements of the SPAC and the Issuer set forth in this Subscription Agreement or the right of Subscriber to rely thereon. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone other than the SPAC and the Issuer concerning the SPAC, the Issuer, the Issued Securities, the Transfer Shares, the Warrants, the Make-Whole Shares or the Additional Make-Whole Shares or the offer and sale of the Issued Securities or the Warrants or the transfer of the Transfer Shares, the Make-Whole Shares (if any) or the Additional Make-Whole Shares (if any), except, in the event that Subscriber is or was a stockholder of the Company as of the date hereof, for any information Subscriber has acquired in such capacity (but as to which information Subscriber acknowledges and agrees neither the Issuer, the Transferors, SPAC, the Company nor any other Person acting on behalf of the Issuer, SPAC or the Company makes or has made in this Subscription Agreement or in the Term Sheet any representation or warranty of any kind whatsoever, including as to the accuracy or completeness thereof, and Subscriber hereby disclaims reliance, and hereby represents that it will not rely, on any actual or purported representation or warranty in respect of such information by the Issuer, the Transferors, SPAC, the Company or any Person acting on behalf of the Issuer, SPAC or the Company). Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Convertible Notes, the Shares, the Warrants, the Make-Whole Shares (if any) and the Additional Make-Whole Shares (if any), including with respect to the Issuer, the Transferors, SPAC, the Company and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Convertible Notes, the Shares and the Warrants, as applicable.

3.1.10 (i) Subscriber became aware of this offering and transfer, as applicable, of the Convertible Notes, the Shares and the Warrants solely by means of direct contact between Subscriber, on the one hand, and (a) Nomura Securities International, Inc. (“Nomura”) and Barclays Capital Inc. (“Barclays,” and each of Nomura and Barclays, a “Placement Agent” and together the “Placement Agents”) or (b) the Issuer, the Transferors and SPAC, on the other hand, (ii) Subscriber has a pre-existing substantive relationship (as interpreted in guidance from the Securities and Exchange Commission (the “Commission”) under the Securities Act) with such Placement Agent or the Issuer, the Transferors and SPAC, as applicable, or its Representatives, and (iii) the Convertible Notes, the Shares and the Warrants were offered to Subscriber solely by direct contact between Subscriber and such Placement Agent or the Issuer, the Transferors and SPAC, as applicable. Subscriber did not become aware of this offering and transfer, as applicable, of the Convertible Notes, the Shares or the Warrants, nor were the Convertible Notes, the Shares or the Warrants offered to Subscriber, by any other means. Subscriber acknowledges that the Placement Agents have not acted as Subscriber’s financial advisor or fiduciary. Subscriber acknowledges that the Convertible Notes, the Shares and the Warrants (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

3.1.11 Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Convertible Notes, the Shares and the Warrants. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Convertible Notes, the Shares and the Warrants, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

3.1.12 Alone, or together with any professional advisor(s), Subscriber represents and acknowledges that Subscriber has adequately analyzed and fully considered the risks of an investment in the

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Convertible Notes, the Shares, the Warrants, the Make-Whole Shares (if any) and the Additional Make-Whole Shares (if any) and determined that the Convertible Notes, the Shares, the Warrants, the Make-Whole Shares (if any) and the Additional Make-Whole Shares (if any), as applicable, are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

3.1.13 Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Convertible Notes, the Shares or the Warrants or made any findings or determination as to the fairness of an investment in the Convertible Notes, the Shares, the Warrants, the Make-Whole Shares (if any) or the Additional Make-Whole Shares (if any).

3.1.14 Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and, to the extent required, its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Convertible Notes, the Shares and the Warrants, as applicable, were legally derived.

3.1.15 If Subscriber is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that neither Issuer, SPAC, the Company, nor any of their respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Convertible Notes, the Shares and the Warrants, as applicable, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Convertible Notes, the Shares or the Warrants, as applicable.

3.1.16 [Reserved.]

3.1.17 Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 4.1 at the Closing.

3.1.18 No disclosure or offering document has been provided by the Placement Agents in connection with the offer and sale of the Convertible Notes, the Shares or the Warrants. Each Placement Agent and each of their respective Representatives have made no independent investigation with respect to the Issuer,

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SPAC, the Company, the Convertible Notes, the Shares or the Warrants or the accuracy, completeness or adequacy of any information supplied to Subscriber or by the Issuer, SPAC or the Company. In connection with the issuance and purchase of the Convertible Notes, the Shares and the Warrants, the Placement Agents and their respective Representatives have not acted in any capacity on Subscriber’s behalf, including without limitation as Subscriber’s financial advisor or fiduciary. Subscriber acknowledges that the Placement Agents and their respective Representatives shall have no liability or obligation to Subscriber in respect of this Subscription Agreement or the transactions contemplated hereby. For the avoidance of the doubt, Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents in making an investment decision with respect to the Convertible Notes, the Shares and the Warrants. For purposes hereof, a “Representative” of a person means such person’s affiliates, and its and its affiliates respective directors, managers, officers, employees, contractors, advisors, agents, representatives and controlling persons.

3.1.19 Subscriber acknowledges and agrees that (a) each of Barclays and Nomura is acting solely as the Issuer’s placement agent in connection with the Transactions and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, the Issuer, SPAC or any other person or entity in connection with the Transactions, (b) each of Barclays and Nomura has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transactions, (c) each of Barclays and Nomura will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transactions or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Issuer, SPAC or the Transactions, and (d) each of Barclays and Nomura shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, the Issuer, SPAC or any other person or entity), whether in contract, tort or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Transactions.

3.1.20 Subscriber acknowledges and agrees that SPAC and the Issuer continue to review (i) the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the Commission staff on April 12, 2021 and (ii) the recent Commission staff guidance on the accounting or classification of a Special Purpose Acquisition Company’s outstanding redeemable shares as temporary, as opposed to permanent, equity, and in each case of clauses (i) and (ii) its implications, including on the financial statements and other information included in SPAC’s filings with the Commission, and Subscriber agrees that any actions taken by the Issuer in connection with, or as may be necessary or advisable to address the potential implications of, such Statement and guidance shall not be deemed to constitute a breach of any of the acknowledgements, understandings, agreements, representations, warranties or covenants set forth in this Subscription Agreement; provided, however, that any such actions may not materially and adversely affect the rights of Subscriber (in its capacity as such) under this Subscription Agreement. For the avoidance of doubt, any restatement, revision or other modification of such financial statements of the SPAC or the Issuer and any amendments to filings with the Commission relating to or arising from such review, any subsequent related agreements or any other guidance from the Staff of the Commission relating to non-cash accounting matters generally applicable to special purpose acquisition companies shall be deemed not material for purposes of this Subscription Agreement, unless it would materially and adversely affect the Subscriber (in its capacity as such) under this Subscription Agreement or it would cause an Issuer Material Adverse Effect, Company Material Adverse Effect or Ackrell Material Adverse Effect.

3.1.21 Subscriber agrees that the Placement Agents may rely upon the acknowledgments, understandings, agreements, representations and warranties made by Subscriber to the Issuer in this Subscription Agreement.

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3.2 Issuer’s and SPAC’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Issued Securities and the Warrants, each of the Issuer and SPAC hereby represents and warrants to Subscriber and agrees with Subscriber as follows:

3.2.1 Each of the Issuer and SPAC has been duly incorporated and is validly existing as a corporation in good standing under the General Corporation Law of the State of Delaware (“DGCL”), with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. Each of the Issuer and SPAC is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except where the failure to be in good standing would not reasonably be expected to have an Issuer Material Adverse Effect (as defined below).

3.2.2 The Common Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Common Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Common Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under Subscription Agreement or state or federal securities laws). The Transfer Shares have been duly authorized and, when issued and delivered to Subscriber against full payment for the Common Shares in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Transfer Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under Subscription Agreement or state or federal securities laws). All of the Make-Whole Shares have been duly authorized and, when issued and delivered to the Escrow Agent in connection with the Closing and registered with the Issuer’s transfer agent, the Make-Whole Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under Subscription Agreement or state or federal securities laws). All of the Additional Make-Whole Shares have been duly authorized and, when issued and delivered to the Escrow Agent in connection with the Closing and registered with the Issuer’s transfer agent, the Additional Make-Whole Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under Subscription Agreement or state or federal securities laws). The Warrants have been duly authorized and, when issued and delivered to Subscriber against full payment for the Common Shares in accordance with the terms of this Subscription Agreement, the Warrants will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or state or federal securities laws. All shares of Issuer Common Stock issuable upon the proper exercise of the Warrant in conformity with the Warrant shall be validly issued, fully paid and nonassessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under Subscription Agreement or state or federal securities laws). The shares of Issuer Common Stock issuable upon conversion of the Convertible Notes have been duly authorized and reserved for issuance and, when issued upon conversion of the Convertible Notes in accordance with the terms of this Subscription Agreement and the Indenture, the shares of Issuer Common Stock issuable upon conversion of the Convertible Notes will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s amended and

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restated certificate of incorporation or under the DGCL and will have been issued free and clear of any liens or other restrictions (other than those arising under the Indenture, this Subscription Agreement or state or federal securities laws).

3.2.3 This Subscription Agreement has been duly authorized, executed and delivered by each of the Issuer and SPAC and is enforceable against each of the Issuer and SPAC in accordance with its terms, except as may be limited or otherwise affected by the Enforceability Exceptions. The Convertible Notes have been duly authorized by all necessary corporate action of the Issuer, and, on the Closing Date, the Indenture (including any guarantees thereunder) will be duly authorized, executed and delivered by the Issuer and any guarantors thereunder and will constitute a legal, valid and binding obligation of the Issuer and such guarantors, and, assuming due execution by all other parties thereto, enforceable in accordance with their terms, except as may be limited or otherwise affected by the Enforceability Exceptions. When issued (and authenticated by the trustee under the Indenture) and sold against receipt of the consideration therefor, the Convertible Notes will be valid and legally binding obligations of the Issuer, enforceable in accordance with their terms, except as may be limited or otherwise affected by the Enforceability Exceptions.

3.2.4 The execution, delivery and performance of this Subscription Agreement (including compliance by each of the Issuer and SPAC with all of the provisions hereof) and the Indenture, the issuance and sale of the Convertible Notes, the Shares and the Warrants and the consummation of the certain other transactions contemplated herein will be done in accordance with Nasdaq rules (or the rules of the New York Stock Exchange (“NYSE”), if applicable) and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or SPAC (other than as set forth in the Indenture) pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or SPAC is a party or by which the Issuer or SPAC is bound or to which any of the property or assets of the Issuer or SPAC is subject, which, individually or in the aggregate with all other effects, (a) is or would reasonably be expected to be materially adverse to the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer, the SPAC and their respective subsidiaries, taken as a whole, and including the combined company after giving effect to the Transactions; or (b) reasonably be expected to prevent, materially delay or materially impede the performance by the Issuer, the SPAC or their respective subsidiaries of their respective obligations under this Subscription Agreement, the Indenture, the Convertible Notes, the Business Combination Agreement or the consummation of the Transactions (clauses (a) and (b) are referred to as an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or SPAC or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer, SPAC or any of their respective properties that would reasonably be expected to have an Issuer Material Adverse Effect.

3.2.5 No consent, waiver, authorization, approval, filing with or notification to any court or other federal, state, local or other governmental authority is required on the part of the Issuer or SPAC with respect to the execution, delivery or performance by the Issuer or SPAC of this Subscription Agreement (including without limitation the issuance of the Convertible Notes, the Shares and the Warrants pursuant to this Subscription Agreement), other than (i) the filings required by applicable state securities Laws and the filing of the registration statement to register the re-sale of the Shares required by this Subscription Agreement, (ii) the filings required by Nasdaq (or the NYSE, if applicable), or (iii) those consents, waivers, authorizations, approvals, filings or notifications the failure of which to give, make or obtain would not reasonably be expected to an Issuer Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Convertible Notes..

3.2.6 The authorized capital shares of SPAC as of the date hereof and immediately prior to the Closing consists of (i) 100,000,000 shares of SPAC Common Stock (“Existing SPAC Common Shares”); and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Existing SPAC Preferred Shares”). As

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of the date hereof: (i) no Existing SPAC Preferred Shares are issued and outstanding; (ii) 18,169,000 Existing SPAC Common Shares are issued and outstanding; and (iii) 14,339,000 warrants to purchase 14,339,000 Existing SPAC Common Shares, subject to adjustments set forth in Section 4 of the warrant agreement, dated as of December 21, 2020, by and among the SPAC and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), each exercisable to purchase a whole share of Issuer Common Stock at $11.50 per full share (the “SPAC Warrants”), are outstanding of which 539,000 are private placement warrants. The authorized capital shares of the Issuer as of the date hereof and immediately prior to the Closing consists of (i) 1,000 shares of Issuer Common Stock (“Existing Issuer Common Shares”); and (ii) no shares of preferred stock of Issuer. As of the date hereof: 1,000 Existing Issuer Common Shares are issued and outstanding. As of the Closing Date (and immediately after the consummation of the Transactions), the entire authorized capital stock of the Issuer will consist of (i) 220,000,000 shares of Issuer Common Stock and (ii) 5,000,000 shares of preferred stock of the Issuer. All (A) Existing SPAC Common Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (B) outstanding SPAC Warrants and warrants issued by SPAC to the Sponsor have been duly authorized and constitute the valid and legally binding obligations of the SPAC, enforceable against the SPAC in accordance with their terms, subject to the Enforceability Exceptions. All (A) issued and outstanding shares of Issuer Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (B) outstanding private placement warrants and public warrants of the Issuer issued in connection with the Transactions will have been duly authorized and constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their terms, subject to the Enforceability Exceptions. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and any other agreement expressly contemplated by the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the SPAC or the Issuer any SPAC Common Stock, Issuer Common Stock or any other equity interests of the SPAC or the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, neither the SPAC, nor the Issuer have long-term indebtedness and will not have any long-term indebtedness immediately prior to the Closing. The Issuer and its subsidiaries’ pro forma long-term indebtedness after giving effect to the Transactions will be as described in the Company’s filings with the Commission. No SPAC Warrants or Issuer Warrants are exercisable prior to Closing. As of the date hereof, the SPAC has no subsidiaries (other than the Issuer and Merger Sub) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated (other than the Issuer and Merger Sub). There are no stockholder agreements, voting trusts or other agreements or understandings to which the SPAC or the Issuer is a party or by which it is bound relating to the voting or registration of any equity interests, other than this Subscription Agreement, the Ackrell Stockholder Support Agreement, the Registration Rights Agreement and that certain letter agreement, dated December 21, 2020, among the SPAC, its officers and directors named therein, and Sponsor. Other than the provisions set forth in Section 4 of the Warrant Agreement, as of the date hereof, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Convertible Notes (including those to be issued under any Other Subscription Agreement), (ii) any shares of Issuer Common Stock upon conversion of any of the Convertible Notes (including those to be issued under any Other Subscription Agreement), (iii) the Issued Securities and (iv) the Warrants or the Shares underlying the Warrants.

3.2.7 Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 3.1 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Convertible Notes and the issuance of shares of Issuer Common Stock upon conversion of the Convertible Notes, the Shares, the Warrants or the issuance of shares of Issuer Common Stock upon exercise of the Warrants, as applicable, by the Issuer to Subscriber.

3.2.8 The SPAC and the Issuer have made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed or furnished by the SPAC and/or the Issuer, as applicable, with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”). As

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of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Commission promulgated thereunder and none of the SEC Documents contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The SPAC and the Issuer have timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. As of the date hereof, there are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

3.2.9 Other than the Other Subscription Agreements, subscription agreements that may be entered into among the Issuer, SPAC and other potential investors on substantially the same terms as included herein (provided that, for the avoidance of doubt, (i) the terms of this Subscription Agreement, the Convertible Notes and the Indenture shall be amended or modified to reflect any terms in such Future Subscription Agreements that are more advantageous in any respect than the terms of this Subscription Agreement, unless otherwise waived by Subscriber, and (ii) the consent of the Subscriber shall be required if any such Future Subscription Agreement would have an adverse effect on the Issued Securities or the Issuer Common Shares into which the Convertible Notes are convertible (it being understood that the dilution of such Issued Securities or Issuer Common Shares (subject to customary anti-dilution protections for the Issued Securities and the Issuer Common Shares into which the Convertible Notes are convertible) shall not constitute an adverse effect and that adverse effects shall be limited to those terms and provisions the benefit of which would not reasonably be expected to be directly realized by such Subscriber in its capacity as such (e.g., a benefit to an investor relating to a business (non-investment) relationship between such investor and the Issuer)) (“Future Subscription Agreements”), the engagement letter with FS Global Credit Opportunities Fund (the “Anchor Investor”) dated December 13, 2021 (as amended on December 22, 2021 and as may be further amended, the “FS Engagement Letter”), any forward purchase agreement (or other similar agreement for a purchase price per share of Issuer Common Stock of not less than the Purchase Price minus the per share value of the Transfer Shares on terms to be agreed by the Issuer or the SPAC) (in each case on otherwise substantially the same terms as included herein and, for the avoidance of doubt, (i) the terms of this Subscription Agreement, the Convertible Notes and the Indenture shall be amended or modified to reflect any terms in such FPA that are more advantageous in any respect than the terms of this Subscription Agreement (other than the Agreed FPA Terms), unless otherwise waived by Subscriber, and (ii) the consent of the Subscriber shall be required if any such FPA would have an adverse effect on the Issued Securities or the Issuer Common Shares into which Convertible Notes are convertible (it being understood that the dilution of such Issued Securities or Issuer Common Shares (subject to customary anti-dilution protections for the Issued Securities and the Issuer Common Shares into which the Convertible Notes are convertible) shall not constitute an adverse effect and that adverse effects shall be limited to those terms and provisions the benefit of which would not reasonably be expected to be directly realized by such Subscriber in its capacity as such (e.g., a benefit to an investor relating to a business (non-investment) relationship between such investor and the Issuer)) (each such agreement, an “FPA”), the Business Combination Agreement and any other agreement expressly disclosed in the Business Combination Agreement (as the Business Combination Agreement exists on the date hereof), the Issuer has not entered into any subscription agreement, side letter or similar agreement or other agreement or understanding (including written summaries of any oral understandings) with any Other Subscriber or any other investor or potential investor in connection with such Other Subscriber’s or investor’s or potential investor’s direct or indirect investment in the Issuer. No Other Subscription Agreement, Future Subscription Agreement, FPA (other than the Agreed FPA Terms), side letter or similar agreement or legally binding understanding includes terms and conditions that are materially more advantageous to any Other Subscriber, investor or potential investor than Subscriber hereunder, and such Other Subscription Agreements, Future Subscription Agreement, FPA, side letter and similar agreements and legally binding arrangements have not been and will not be on or prior to the Closing amended or modified in any material respect following the date of this Subscription Agreement. For purposes hereof, the “Agreed FPA Terms” shall mean: (a) the purchase of Issuer Common Stock (the “FPA Shares”) from the Issuer or certain direct or indirect holders of equity interests of the Company

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(the “Grantors”) at a purchase price per share for the FPA Shares of at least $10.00 (the “FPA Purchase Price”), which shall be deposited into an escrow account to secure the payment of the Put Option (the amount of such purchase price so deposited, the “Escrow Fund”); (b) the granting of a put option (the “Put Option”) by the Grantors allowing the purchaser to require the Grantors to repurchase FPA Shares at a purchase price of no greater than FPA Purchase Price; (c) the releasing of funds from the Escrow Fund to the Grantors in the event that the purchaser sells FPA Shares prior to the put option date set forth therein or if the Put Option expires; and (d) requiring such purchaser to use commercially reasonable efforts to sell or transfer the FPA Shares at a price per share in excess of the FPA Purchase Price.

3.2.10 The Convertible Notes are not, and following the Closing, will not be, subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of the undersigned or any other holder of the Convertible Notes to pledge, sell, assign or otherwise transfer the Convertible Notes under any organizational document, policy or agreement of, by or with the Issuer, but excluding the restrictions on transfer described in the Indenture and Section 3.1.5 of this Subscription Agreement with respect to the status of the Convertible Notes as “restricted securities” pending their registration for resale under the Securities Act , in accordance with the terms of this Subscription Agreement.

3.2.11 Each of the Issuer and SPAC agree that the Placement Agents may rely upon the acknowledgements, understandings, agreements, representations and warranties made by each of the Issuer and SPAC to Subscriber in this Subscription Agreement.

3.2.12 Except for such matters as have not had and would not be reasonably expected to have an Issuer Material Adverse Effect, the Issuer and the SPAC are, and have been since their inception, in compliance with all state and federal laws applicable to the conduct of its business. Neither the SPAC nor the Issuer has received any written, or to its knowledge, other communication from a governmental entity that alleges that either is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not be reasonably expected to have, individually or in the aggregate, an Issuer Material Adverse Effect. Except for such matters as have not had and would not be reasonably expected to have an Issuer Material Adverse Effect or have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants, as of the date hereof, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of either the SPAC or the Issuer, threatened in writing against either party or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the SPAC or the Issuer.

3.2.13 The issued and outstanding shares of SPAC Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ACKI”. The SPAC is in compliance in all material respects with the rules of Nasdaq and there is no suit, action proceeding or investigation pending or, to the knowledge of either the SPAC or the Issuer, threatened against the SPAC by Nasdaq or, if applicable, the NYSE, or the Commission with respect to any intention by such entity to deregister the shares of SPAC Common Stock or prohibit or terminate the listing of the shares of SPAC Common Stock on Nasdaq or, if applicable, the NYSE. Prior to Closing, the Issuer will register the Issuer Common Stock pursuant to Section 12(b) of the Exchange Act and list it for trading on Nasdaq or, if applicable, the NYSE, and file a listing application with Nasdaq, or if applicable, the NYSE, for the Issuer Common Stock underlying the Convertible Notes and such application, prior to Closing will be, approved by Nasdaq, or, if applicable, the NYSE, subject only to official notice of issuance. None of the SPAC or its affiliates has taken any action in an attempt to terminate the listing of the SPAC Common Stock on Nasdaq or the registration of the SPAC Common Stock under the Exchange Act except as contemplated by the Business Combination Agreement. The SPAC has not received any notice from Nasdaq or the Commission regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Common Stock from Nasdaq or the Commission.

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3.2.14 Neither the SPAC, the Issuer nor any person acting on their behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Convertible Notes, the shares of Issuer Common Stock issuable upon conversion of the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants.

3.2.15 The Company has not in the past nor will it hereafter take any action to sell, offer for sale or solicit offers to buy any securities of the Company that would reasonably be expected to result in the initial sale of the Convertible Notes, the shares of Issuer Common Stock into which such Convertible Notes may be converted, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any), the Warrants or the shares of Issuer Common Stock issuable upon exercise of the Warrants not being exempt from the registration requirements of Section 5 of the Securities Act. Neither the SPAC nor the Issuer has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which Subscriber would reasonably be expected to become liable.

3.2.16 The Issuer is not, and immediately after receipt of payment for the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”).

3.2.17 The operations of the SPAC and the Issuer and their respective subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable anti-money laundering statutes of all jurisdictions where the SPAC and the Issuer or any of their respective subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the SPAC, the Issuer or any of their respective subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the SPAC or the Issuer, threatened.

3.2.18 Neither the SPAC, the Issuer nor any of their respective subsidiaries nor, to the knowledge of the SPAC or the Issuer, any director, officer, agent, employee or affiliate of the SPAC or the Issuer or any of their respective subsidiaries is an individual or entity (a “Person”) that is, or is majority-owned or controlled by a Person that is, currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the OFAC or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the SPAC, the Issuer or any of their respective subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria and Crimea (each, a “Sanctioned Country”). Since the SPAC and the Issuer’s inception, the SPAC, the Issuer and their respective subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

3.2.19 The SPAC and the Issuer acknowledge and agree that, notwithstanding anything herein to the contrary, but subject to the restrictions set forth in Section 4.4, the Convertible Notes, the shares of Issuer Common Stock issuable upon conversion of the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants may be pledged by the Subscriber in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale

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or assignment of the Convertible Notes, the shares of Issuer Common Stock issuable upon conversion of the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants hereunder, and the Subscriber effecting a pledge of Convertible Notes, the shares of Issuer Common Stock issuable upon conversion of the Convertible Notes, the Issued Securities, the Transfer Shares, the Make-Whole Shares (if any), the Additional Make-Whole Shares (if any) and the Warrants shall not be required to provide the SPAC or the Issuer with any notice thereof or otherwise make any delivery to the SPAC or the Issuer pursuant to this Subscription Agreement; provided that such pledge shall be pursuant to an available exemption from the registration requirements of the Securities Act.

3.2.20 Each of the Issuer and the SPAC is classified as a domestic corporation for U.S. federal income tax purposes.

3.2.21 Each of the Issuer and the SPAC (i) has duly and timely filed (taking into account any extension of time within which to file) all tax returns required to be filed by any of them as of the date hereof and all such filed tax returns are complete and accurate in all material respects; (ii) has timely paid all taxes that are shown as due on such filed tax returns and any other taxes that the Issuer or the SPAC are otherwise obligated to pay, except with respect to taxes not yet due and payable that are being contested in good faith and with respect to which adequate reserves have been made in accordance with GAAP, and no material penalties or charges are due with respect to the late filing of any tax return required to be filed by or with respect to any of them on or before the Closing Date; (iii) have not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to a tax assessment or deficiency; and (iv) do not have any deficiency, audit, examination, investigation or other proceeding in respect of taxes or Tax matters pending or proposed or threatened in writing, for a tax period which the statute of limitations for assessments remains open.

4. Settlement Date and Delivery; Certain Other Matters.

4.1 Closing. The closing of the Subscription and the Transfer contemplated hereby (the “Closing”) shall occur on the date of, and concurrently with, the consummation of the Transactions (the “Closing Date”); provided, that the Transfer shall be deemed to occur immediately following the consummation of the Transactions. Upon written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) business days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied, Subscriber shall deliver to the Issuer, within three (3) business days after receiving the Closing Notice, the Purchase Price for the Convertible Notes, the Shares and the Warrants, as applicable, by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in an escrow account until the Closing, such account to be established by the Issuer with a third party financial institution pursuant to an escrow agreement reasonably satisfactory to the Subscriber. At the Closing, upon satisfaction (or, if applicable, waiver in writing) of the conditions set forth in this Section 4, the Issuer shall deliver to Subscriber the Issued Securities, the Warrants and the Transfer Shares, in each case, in certificated or book entry form (at the Issuer’s election), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, free and clear of any liens or other restrictions (other than those arising under the Indenture, this Subscription Agreement or state or federal securities laws). Reasonably promptly following the closing, the Issuer shall provide evidence of such issuance from the Issuer’s transfer agent showing Subscriber as the owner of the Issued Securities, the Warrants and the Transfer Shares, to the extent issued in book entry form, on and as of the Closing Date. In the event that the Closing Date does not occur within three (3) business days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Issuer and Subscriber, the Issuer shall promptly (but not later than two (2) business days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to the Issuer by wire transfer in immediately available funds to the account specified by Subscriber without any deduction for or on account of any tax withholding, charges or set-off; provided that, unless this Subscription Agreement has been terminated pursuant to Section 6 hereof, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Convertible Notes, the Shares and the Warrants, as applicable, at the Closing.

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4.2 Conditions to Closing of the Issuer.

The Issuer’s obligations to sell and issue the Issued Securities, the Warrants and the Transfer Shares, at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of the following conditions:

4.2.1 Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 3.1 hereof shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

4.2.2 Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

4.2.3 Closing of the Transactions. The Transactions set forth in the Business Combination Agreement shall have been or will be consummated substantially concurrently with the Closing.

4.2.4 Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription or, only with respect to the Subscription of the Common Shares, the Transfer.

4.2.5 Indenture. Prior to or concurrent with the Closing, the Indenture shall have been executed by the applicable parties thereto (other than the Issuer).

4.3 Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Issued Securities and the Warrants, as applicable, and acquire the Transfer Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by Subscriber, on or prior to the Closing Date, of each of the following conditions:

4.3.1 Representations and Warranties Correct. The representations and warranties made by the Issuer and SPAC in Section 3.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) and, shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, and consummation of the Closing shall constitute a reaffirmation by the Issuer and the SPAC of each of the representations and warranties of the Issuer and the SPAC contained in this Subscription Agreement as of the Closing.

4.3.2 Compliance with Covenants. Each of the Issuer and SPAC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.

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4.3.3 Closing of the Transactions. All conditions precedent to the closing of the Transaction set forth in the Business Combination Agreement, including the approval of the Company’s stockholders, shall have been satisfied (as the Business Combination Agreement exists on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto), other than those conditions which, by their terms, are to be satisfied at the Closing (which such conditions shall be satisfied as of the Closing without giving effect to any amendments or waivers thereto). The Transactions set forth in the Business Combination Agreement shall have been or will be consummated substantially concurrently with the Closing, and there shall have been no amendment, waiver or modification to the Business Combination Agreement (as the same exists on the date of this Subscription Agreement) that would reasonably be expected to materially and adversely affect the Subscriber, the Issuer or the Company, without having received Subscriber’s prior written consent.

4.3.4 Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription, the Transfer or the Transactions; and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

4.3.5 Exchange Listing. The Issued Securities (including the shares of Issuer Common Stock that may be issuable upon the conversion of the Convertible Notes and the shares of Issuer Common Stock issuable upon the exercise of the Warrants), the Transfer Shares, the Make-Whole Shares and the Additional Make-Whole Shares shall have been approved for listing on Nasdaq (or, at the election of the Issuer, the NYSE), subject to official notice of issuance. No suspension of the qualification of any of the SPAC Common Stock or Issuer Common Stock for sale or trading on the Nasdaq Stock Market (“Nasdaq”) or the NYSE, if applicable, or, to the SPAC and Issuer’s knowledge, initiation or threatening of any proceedings for any of such purposes or de-listing, shall have occurred.

4.3.6 Other Subscription Agreements and Investments. The Issuer, the SPAC and the Company shall not have entered into any other subscription agreement, including through amendment, waiver or modification to any Other Subscription Agreements, Future Subscription Agreements or FPAs (unless such Future Subscription Agreements or FPAs were entered into in compliance with Section 3.2.9) with a lower purchase price per $1,000 principal amount of the Convertible Notes or Per Unit Purchase Price for Units or other terms (economic or otherwise) more advantageous to such other subscriber or investor than as set forth in this Subscription Agreement unless Subscriber has been offered the same terms or benefits.

4.3.7 Indenture and Related Documentation. Prior to or concurrent with the Closing, the Indenture shall have been executed by the applicable parties thereto. The Indenture and other documentation related thereto shall be in conformity with the Term Sheet and otherwise in form and substance reasonably acceptable to the Subscriber.

4.3.8 Minimum Cash. (a) After giving effect to the Transactions, the Issuer will have at least $40,000,000 of unrestricted cash on its balance sheet (without giving effect to any proceeds received from an FPA or any other indebtedness permitted under Section 4.3.11 of this Subscription Agreement, other than any existing receivables factoring facilities (Walmart and Loews) to the extent used in the ordinary course of business consistent w/ past practice allowed by clause (x) of Permitted Indebtedness (as defined in the ABL Facility as it exists on the date hereof), and provided that the ABL Facility has minimum availability of at least $25.0 million at Closing) (such unrestricted cash, the “Unrestricted Closing Cash”); and (b) the Closing Newco Cash shall equal or exceed $40,000,000. For purposes hereof, “Closing Newco Cash” means, without duplication, an amount equal to (i) the net proceeds to the Issuer from the Trust Account after giving effect to redemptions (and without giving effect to the proceeds from the issuance and sale of any Convertible Notes or any shares of Issuer Common Stock or warrants pursuant to this Subscription Agreement, Other Subscription Agreements, Future Subscription Agreements, FPAs or any other agreement, including any proceeds counted under subclause (ii) of this definition); plus (ii) the aggregate amount of cash actually funded to purchase shares of Issuer Common

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Stock and Convertible Notes pursuant to this Subscription Agreement and the Other Subscription Agreements entered into prior to the Closing in connection with such agreements; plus (iii) the aggregate amount of cash actually funded to purchase shares of Issuer Common Stock and Convertible Notes pursuant to any Future Subscription Agreements entered into prior to the Closing, minus (iv) the payment of all fees and expenses required to be paid by Issuer, SPAC and the Company in connection with the consummation of the Transactions (including any deferred underwriting fees) and the transactions contemplated by this Subscription Agreement, Other Subscription Agreements, Future Subscription Agreements, FPAs or any other agreement related thereto; minus (v) the Transaction Cash Consideration (as defined in the Business Combination Agreement as it exists on the date hereof).

4.3.9 Equity Issuances. The Issuer shall have received (i) cash proceeds from the issuance and sale of the Common Shares and Warrants pursuant to this Subscription Agreement and the Other Subscription Agreements and Future Subscription Agreements in an aggregate amount of not less than $30,667,000 and (ii) net proceeds from the Trust Account after giving effect to redemptions and the payment of all fees and expenses required to be paid by Issuer, SPAC and the Company in connection with the consummation of the Transactions (including any deferred underwriting fees) and the transactions contemplated by this Subscription Agreement, Other Subscription Agreements, Future Subscription Agreements, FPAs or any other agreement related thereto (and without giving effect to the proceeds from the issuance and sale of any Convertible Notes or any shares of Issuer Common Stock or warrants pursuant to this Subscription Agreement, Other Subscription Agreements or Future Subscription Agreements) plus cash from the issuance and sale of the Common Shares and Warrants pursuant to this Subscription Agreement, the Other Subscription Agreements and Future Subscription Agreements of not less than $40,000,000; provided that no proceeds from any repurchase agreements, forward purchase agreements, including FPAs, or other similar arrangements shall be taken into account for purposes of this Section 4.3.9.

4.3.10 Distributions. No distributions payable in cash, equity interests, property or otherwise shall have been made by the SPAC, the Issuer, the Company or their respective Affiliates to any of their respective stockholders in connection with the consummation of the Transactions (other than a distribution or payment from the Company to Cowell (the “First Distribution”) pursuant to the terms of the Company Redemption Agreement (to be entered into on the terms set forth in the Business Combination Agreement as the Business Combination Agreement exists on the date of this Subscription Agreement) which shall occur immediately prior to the Closing of the Transactions and a distribution or payment from Cowell to NAI pursuant to Section 3.04(b) of the Business Combination Agreement (as the Business Combination Agreement exists on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto) and which shall occur immediately after First Distribution but still prior to the Closing of the Transactions) exceeding an amount equal to (i) the net proceeds to the Issuer from the Trust Account after giving effect to redemptions (and without giving effect to the proceeds from the issuance and sale of any Convertible Notes or any shares of Issuer Common Stock or warrants pursuant to this Subscription Agreement, Other Subscription Agreements, Future Subscription Agreements, FPAs or any other agreement, including any proceeds counted under the following subclause (ii)); plus (ii) the aggregate amount of cash actually funded to purchase shares of Issuer Common Stock and Convertible Notes pursuant to this Subscription Agreement and the Other Subscription Agreements entered into prior to the Closing in connection with the PIPE Investment; plus (iii) the aggregate amount of cash actually funded to purchase shares of Issuer Common Stock and Convertible Notes pursuant to any Future Subscription Agreements entered into prior to the Closing, minus (iv) the payment of all fees and expenses required to be paid by Issuer, SPAC and the Company in connection with the consummation of the Transactions (including any deferred underwriting fees) and the transactions contemplated by this Subscription Agreement, Other Subscription Agreements, Future Subscription Agreements, FPAs or any other agreement related thereto; minus (v) Unrestricted Closing Cash.

4.3.11 Selection of Trustee for Convertible Notes. The trustee for the Convertible Notes will be selected prior to Closing by the Company with the consent, not to be unreasonably conditioned, delayed or withheld, of the Subscribers of the Convertible Notes of not less than a majority in aggregate principal amount of

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the Convertible Notes committed to be purchased pursuant to this Subscription Agreement, the Other Subscription Agreements and any Future Subscription Agreements (the “Requisite Majority”).

4.3.12 Indebtedness. Immediately after Closing, the Issuer and its subsidiaries shall have no other indebtedness for borrowed money other than (a) the Convertible Notes in an aggregate principal amount equal to no more than $111,333,000, (b) indebtedness outstanding under that certain Loan Agreement, dated as of October 15, 2021 (the “Loan Agreement”), among the Company, Holdings (as defined therein), the several financial institutions from time to time party to such agreement as lenders and White Oak Global Advisors, LLC, as Administrative Agent, as in effect on the date of this Subscription Agreement (excluding any incremental debt thereunder), and any Permitted Refinancing (as defined below) thereof (provided that, for the avoidance of doubt, any such refinancing shall be subject to the right of first refusal set forth in Section 3 in the FS Engagement Letter), (c) borrowings outstanding or available to be drawn under the Credit Agreement, by and among Wells Fargo Bank, National Association, as agent, the lenders party thereto, the Company, as Administrative Borrower, and the other loan parties party thereto from time to time, as in effect on the date of this Subscription Agreement, and any Permitted Refinancing (the “ABL Facility”), (d) Permitted Indebtedness (as defined in the ABL Facility as it exists on the date hereof) in the ordinary course of the Company’s business in an amount not to exceed $2,500,000 in the aggregate; provided, that such cap shall not apply to any existing receivables factoring facilities (Walmart and Loews) to the extent used in ordinary course of business consistent with past practice permitted by clause (x) of Permitted Indebtedness (as defined in the ABL Facility as it exists on the date hereof), (e) indebtedness incurred by the SPAC in an amount not to exceed $2,000,000 in the aggregate (not taking into account indebtedness incurred pursuant to the immediately succeeding clause (f)) and (f) indebtedness incurred by the SPAC in connection with payments made in accordance with the SPAC’s certificate of incorporation to extend the time available to complete a business combination transaction in an amount not to exceed $2,760,000 in the aggregate, unless, in each case, otherwise consented to by the Anchor Investor. For purposes hereof, “Permitted Refinancing” means a refinancing of the Loan Agreement or the ABL Facility, as applicable so long as: (a) such refinancing does not result in an increase in the principal amount above the Loan Agreement or the ABL Facility, as applicable, (b) such refinancing does not result in an increase in the interest rate or effective yield above the Loan Agreement or the ABL Facility, as applicable, (c) such refinancing does not result in a shortening of the average weighted maturity of the Loan Agreement, provide for any new or expanded mandatory prepayment events, nor contain terms that, taken as a whole, are materially more burdensome or restrictive to any Loan Party (or equivalent concept under the ABL Facility), (d) the new indebtedness is not recourse to any Person other than Persons which were similarly obligated with respect to the Loan Agreement or the ABL Facility, as applicable, and (e) the new indebtedness is not secured by any assets other than those that secured the Loan Agreement or the ABL Facility, as applicable.

4.3.13 MAE. Between the date of this Subscription Agreement and the Closing (including, for the avoidance of doubt, on the Closing Date), there has not occurred any Issuer Material Adverse Effect (as defined in this Subscription Agreement), any Company Material Adverse Effect (as defined in the Business Combination Agreement) or any Ackrell Material Adverse effect.

4.3.14 Default or Event of Default. (x) There shall be no Default or Event of Default (each as defined in the Indenture) under the Indenture as of the Closing Date on a pro forma basis after giving effect to the Transactions, (y) a waiver, amendment and/or consent for the Loan Agreement shall have been obtained to permit the incurrence of the Convertible Notes and as of the Closing Date there shall be no Default or Event of Default (each as defined in the Loan Agreement) under the Loan Agreement (as it exists on the date of this Subscription Agreement without giving effect to any amendment, modification or waiver thereto) on a pro forma basis after giving effect to the Transactions and (z) a waiver, amendment and/or consent for the ABL Facility shall have been obtained to permit the incurrence of the Convertible Notes and as of the Closing Date there shall be no Default or Event of Default (each as defined in the ABL Facility) under the ABL Facility (as it exists on the date of this Subscription Agreement without giving effect to any amendment, modification or waiver thereto) on a pro forma basis after giving effect to the Transactions.

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4.3.15 Conduct Prior to the Closing Date. Except as expressly contemplated by the Business Combination Agreement (as it exists on the date of this Subscription Agreement without giving effect to any amendment, modification or waiver thereto) (excluding any exceptions set forth in the Disclosure Schedules thereto or distributions permitted under Section 9.01(b)(iv) thereto) or any Ancillary Agreement (as it exists on the date of this Subscription Agreement without giving effect to any amendment, modification or waiver thereto) and except as required by applicable Law, during the period from the date of this Subscription Agreement and continuing until the Closing (including, for the avoidance of doubt, on the Closing Date), without the consent of the Anchor Investor, the Company and its subsidiaries:

(i) shall have (i) carried on their respective businesses in the ordinary course of business and in a manner consistent with past practice and (ii) used reasonable best efforts to preserve substantially intact their business organization, to keep available the services of the current officers, key employees and consultants of the Company and to preserve the current relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations;

(ii) (a) shall not have declared, set aside, made or paid any dividend or other distribution (other than Tax distributions pursuant to the Amended and Restated Operating Agreement of the Company, dated as of July 13, 2017, as amended, permitted under the Loan Agreement and the ABL Facility (the “Tax Distributions”)), payable in cash, equity interests, property or otherwise, with respect to any of its membership interests (or comparable equity interest); and (b) shall not sell, lease, exclusively license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights, other than in the ordinary course of business consistent with past practice;

(iii) (a) shall not have entered into any agreement with an affiliate or a Material Contract (as such term is defined in the Business Combination Agreement on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto unless such amendment or waiver is more advantageous to the Subscriber), other than Contracts with suppliers and customers entered into in the ordinary course of business; (b) shall not have waived, released or assigned any material rights or claims under any contract with an affiliate or a Material Contract (as such term is defined in the Business Combination Agreement on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto unless such amendment or waiver is more advantageous to the Subscriber and, for the avoidance of doubt, including any Material Contracts entered into or effected after the date of this Subscription Agreement); (c) shall not have modified, amended or terminated in a manner that is adverse to such entity any affiliate contract or Material Contract (as such term is defined in the Business Combination Agreement on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto unless such amendment or waiver is more advantageous to the Subscriber and, for the avoidance of doubt, including any Material Contracts entered into or effected after the date of this Subscription Agreement); and (d) shall not have made any capital expenditures (or commitment to make any capital expenditures) that exceed $1,500,000 in the aggregate, other than any (A) capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date hereof, which has been made available to the Subscriber on the date of this Subscription Agreement;

(v) shall not have closed or materially reduced its business activities or have engaged in any new line of business;

(vi) shall not have (i) permitted any material item of Company IP (as such term is defined in the Business Combination Agreement on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto unless such amendment or waiver is more advantageous to the Subscriber) to lapse or to be abandoned, invalidated, dedicated to the public, canceled, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or failed to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every material item of Company IP, or (ii) transferred, sold, assigned, licensed,

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sublicensed, encumbered, impaired or otherwise disposed of any right, title or interest in any Company IP (as such term is defined in the Business Combination Agreement on the date of this Subscription Agreement without giving effect to any amendments or waivers thereto unless such amendment or waiver is more advantageous to the Subscriber) (excluding non-exclusive licenses of Company IP in the ordinary course of business consistent with past practice);

(vii) shall not have amended or otherwise modified any of its or its subsidiaries organizational documents;

(viii) shall not have adopted or effected a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(ix) shall not have granted or otherwise created or consented to the creation of any lien or other encumbrance on any of its assets;

(x) shall not have acquired (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof or purchase a material portion of the assets (other than in the ordinary course of business) or equity of, any corporation, partnership, other business organization or any division thereof;

(xi) shall not have made any material change to any of the cash management practices, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xii) except in the ordinary course of business and except for the Tax Distributions, shall not have entered into or amended any agreement with, or paid or distributed or advanced any assets or property to, any of its officers, directors, members, stockholders or other affiliates;

(xiii) shall not have caused the condition set forth in Section 4.3.11(d) not to be satisfied; and

(xiv) shall not have agreed to, authorized or committed in writing to do any of the foregoing.

4.3.16 Opinion. The Subscriber shall have received one or more opinions of counsel, dated the Closing Date and addressed to the Subscriber, in the applicable counsel’s standard form and subject to customary assumptions and exceptions, and otherwise in form and substance reasonably satisfactory to Subscriber and its counsel, with respect to:

(i) due authorization, execution, delivery and enforceability of the Indenture (including any guarantees), the Convertible Notes, the subordination agreement and any Intercreditor Agreement (assuming for such purposes that they are governed by NY law) (collectively, the “Opinion Documents”) by each of the Issuer and the guarantors of any of the foregoing (each, an “Opinion Party” and collectively, the “Opinion Parties”);

(ii) the execution and delivery by each Opinion Party of the Opinion Documents to which such Opinion Party is a party and the performance by the Opinion Parties of the Indenture will not breach or result in a breach of any such party’s organizational documents or a default under any material agreement to which the Issuer or any of its subsidiaries is a party at the time of issuance;

(iii) the absence of defaults or violations of New York law, the Delaware General Corporation Law (the “DGCL”) or federal law or regulation, or any order known to such counsel issued by any court or governmental authority acting pursuant to federal or New York statute or the DGCL, resulting from the execution and delivery of the Opinion Documents by each Opinion Party and the issuance of the Convertible Notes by the Issuer and the guarantees by the guarantors in accordance with the terms of the Indenture;

(iv) the absence of required consents, approvals, authorizations, orders, filings, registrations or qualifications of or with any federal, New York State or Delaware governmental agency or body in connection with the execution and delivery by the Issuer of the Indenture and the guarantors of the

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guarantees thereunder, the issuance of the Convertible Notes by the Issuer and the guarantees by the guarantors, in accordance with the terms of the Indenture or the performance by the Issuer of its payment obligations under the Indenture;

(v) the Issuer is not an “investment company” within the meaning of, and subject to regulation under, the Investment Company Act; and

(vi) assuming compliance by the Subscriber and the Other Subscribers with the provisions of this Agreement and the Other Subscription Agreements, respectively, and the accuracy of their respective representations and warranties contained herein and therein, (A) the exemption from registration of the offer and sale of the Convertible Notes (including the common stock underlying such Convertible Notes) under the Securities Act, as contemplated by this Agreement, and (B) the exemption from qualification of the Indenture under the Trust Indenture Act.

4.3.17 Business Performance. During the calendar quarter for the three months ended March 31, 2022, the net revenue of the Company shall be at least $111,700,000 and the gross margin of the Company during such three-month period shall be at least 20%. For the purposes hereof, “net revenue” and “gross margin” shall be calculated in a manner consistent with the calculation of such metrics by the Company in the financial statements of the Company for the year ended December 31, 2021, which shall be set forth in the unaudited financial statements of the Company for such three month period ended March 31, 2022 and shall include line items having similar import.

4.3.18 Officers’ Certificate. The Subscriber shall have received a certificate or certificates signed by an executive officer of the Issuer, dated the Closing Date, in which such officer shall state that the conditions set forth in Section 4.3.1, Section 4.3.2, 4.3.8, 4.3.9, 4.3.11, 4.3.12, 4.3.13 and 4.3.14 are satisfied as of the Closing Date. The Subscriber shall have received a certificate signed by the chief financial officer of the Issuer, dated the Closing Date, certifying that the Issuer and its subsidiaries, on a consolidated basis, after giving effect to the Transactions, are solvent. The Subscriber shall have received a certificate signed by an executive officer of the Issuer and the chief executive officer of the Company, in which each such officer shall state that the conditions set forth in Section 4.3.13 are satisfied as of the Closing Date.

4.3.19 DTC. The Convertible Notes shall be eligible for clearance and settlement through DTC.

4.4 Transfer Restrictions. During the period beginning at the Closing and ending on the later of (i) the date that the Escrowed Shares and the Additional Escrowed Shares are transferred to the Subscriber and the Other Subscribers and (ii) the Remaining Shares and the Additional Remaining Shares are transferred to the Transferors, in each case pursuant to the applicable provisions of Section 2 of this Subscription Agreement and the Other Subscription Agreements (the “Restriction Period”), with respect to any shares of Issuer Common Stock or Convertible Notes issued to the Subscriber under this Subscription Agreement only, Subscriber agrees not to, directly or indirectly, (x) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Issuer Common Stock issued to the Subscriber in connection with this Subscription Agreement, together with any (a) securities paid as dividends or distributions with respect to such securities or (b) securities that are exchangeable or convertible into shares of Issuer Common Stock issued to the Subscriber in connection with this Subscription Agreement, owned directly by Subscriber (including holding as a custodian) or with respect to which Subscriber has beneficial ownership within the rules and regulations of the Commission (collectively, the “Covered Securities”), in each case as a result of the issuance to the Subscriber of the Issuer Common Stock hereunder only and, (y) notwithstanding the terms of the Indenture, convert the Convertible Notes into shares of Issuer Common Stock during such period. The foregoing restriction is expressly agreed to preclude Subscriber from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Covered Securities even if such Covered Securities would be disposed of by someone other than Subscriber. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Covered Securities or with

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respect to any security that includes, relates to, or derives any significant part of its value from such Covered Securities; provided, that, if consented to in writing by the Issuer (such consent not to be unreasonably withheld, with it being understood that it shall be reasonable for Issuer to withhold consent if (1) such hedging transaction would reasonable be expected to result in the Merger, the PIPE Investment (with respect to the acquisition of Issuer Common Stock only), the NAI Contribution or the Dahle Contribution not qualifying as an exchange pursuant to Section 351 of the Code or (2) such hedging transaction would reasonably be expected to have other adverse tax consequences to any Transferor), this Section 4 shall not prohibit any such consented to hedging transaction. Notwithstanding the foregoing, to the extent any Other Subscriber or other investor pursuant to an Other Subscription Agreement, Future Subscription Agreement, FPA or any other similar agreement is not bound by the terms of this Section 4.4, such Section 4.4 shall cease to apply to the Subscriber. The Issuer shall promptly after the end of the Restriction Period (and in any event no later than one (1) business day thereafter) notify each Subscriber in writing that the Restriction Period has terminated.

4.5 Form of Warrant Agreement. The warrant agreement substantially in the form attached hereto as Exhibit B (other than changes to such form that are not material and adverse to Subscriber) shall be executed by the Issuer and the warrant agent to be party thereto on or before the Closing Date.

5. Registration Statement.

5.1 The Issuer agrees that:

5.1.1 it will file with the SEC (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Common Shares issued in the Subscription, the Transfer Shares transferred in the Transfer, the shares of Issuer Common Stock issuable upon the conversion of the Convertible Notes and the shares of Issuer Common Stock issuable upon the exercise of the Warrants and the Warrants (collectively, the “Registrable Securities” and such registration statement, the “Registration Statement”) (a) if permitted by the Commission, as promptly as practicable after the filing of the first amendment to the Registration Statement (solely for this purpose, as such term is defined in the Business Combination Agreement) following receipt of the first round of comments thereon from the Commission or (b) if the Commission does not permit the filing of the Registration Statement prior to the Closing, within 15 days following the Closing (as applicable, the “Filing Date”), and the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the 7th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Issuer to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder (provided, however, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Convertible Notes or any Registrable Securities); provided, further, however, the Issuer is not obligated to cause the Registration Statement to be declared effective prior to the Closing Date. The Issuer will provide a draft of the Registration Statement to the Subscriber for review at least seven (7) Business Days in advance of filing the Registration Statement. Unless otherwise agreed to in writing by Subscriber, Subscriber shall not be identified as a statutory underwriter in the Registration Statement unless requested by the Commission or another applicable regulatory agency; provided, that if the Commission or another applicable regulatory agency requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have the opportunity to withdraw from the Registration Statement upon

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its prompt written request to the Issuer. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares of Issuer Common Stock, including any Registrable Securities, proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Issuer Common Stock, including the Registrable Securities, held by Subscriber or any Other Subscriber or otherwise, (and notwithstanding that the Issuer used diligent efforts to advocate with the staff of the Commission for the registration of all or a greater part of the Registrable Securities) such Registration Statement shall register for resale such number of shares of Issuer Common Stock, including Registrable Securities, which is equal to the maximum number of shares of Issuer Common Stock as is permitted by the Commission. In such event, the number of shares of Issuer Common Stock, including Registrable Securities, to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. In the event the Commission informs the Issuer that all of such shares of Issuer Common Stock, including Registrable Securities, cannot, as a result of the application of Rule 415, be registered for resale on the Registration Statement, the Issuer agrees to promptly inform Subscriber thereof and use its reasonable best efforts to file amendments to the Registration Statement or new Registration Statements as required by the Commission, covering the maximum number of shares of Issuer Common Stock, including Registrable Securities, permitted to be registered by the Commission, on Form S-1 or such other form available to register for resale such shares and causing such Registration Statements or amendments to go effective as promptly as practicable and to take all such actions as may be necessary, including filing new registration statements, to register any remaining Registrable Securities previously not registered as a result of the foregoing. “Registrable Securities” shall include the Registrable Securities acquired pursuant to this Subscription Agreement and any other equity security of the Issuer issued or issuable with respect to the Convertible Notes or Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise, but not, for the avoidance of doubt, any other equity security of the Issuer owned or acquired by Subscriber. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to cause such Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 5.

5.1.2 if any Make-Whole Shares or any Additional Make-Whole Shares become transferable by the Escrow Agent to the Subscriber pursuant to Section 2.1 or Section 2.2, it will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the transfer of the Make-Whole Shares and the Additional Make-Whole Shares from the Escrow Agent to the Subscriber (the “Make-Whole Registration Statement”) (a) if permitted by the Commission, as promptly as practicable after the filing of the first amendment to the Registration Statement (solely for this purpose, as such term is defined in the Business Combination Agreement) following receipt of the first round of comments thereon from the Commission or (b) if the Commission does not permit the filing of the Registration Statement prior to the Closing, within 15 days following the Closing (as applicable, the “Make-Whole Filing Date”), and the Issuer shall use its commercially reasonable efforts to have the Make-Whole Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Make-Whole Registration Statement) following the Make-Whole Filing Date and (ii) the 7th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Make-Whole Registration Statement will not be “reviewed” or will not be subject to further review; provided, however, that the Issuer’s obligations to include the Make-Whole Shares and the Additional Make-Whole Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber and the securities of the Issuer held by Subscriber as shall be reasonably requested by the Issuer to effect the registration of the transfer of the Make-Whole Shares and the Additional Make-Whole Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations.

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5.2 In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Issuer shall:

5.2.1 except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its reasonable best efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (i) Subscriber ceases to hold any Registrable Securities, (ii) the date all Registrable Securities held by Subscriber may be sold without any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) and (iii) six (6) years from the Effectiveness Date of the Registration Statement. If Registrable Securities can be transferred, whether because they are registered under the Securities Act or pursuant to Rule 144 or another exemption under the Securities Act, if requested by Subscriber, the Issuer shall use its commercially reasonable efforts to (i) promptly cause the removal of the restrictive legends from any Registrable Securities being sold under the Registration Statement, pursuant to Rule 144 or such other exemption and (ii) cause its legal counsel to deliver an opinion, if necessary, (such opinion being a blanket opinion with respect to Registrable Securities being sold (y) under the Registration Statement or (z) pursuant to Rule 144, if applicable) to the transfer agent in connection with the instruction under subclause (i) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act (with or without a sale of such Registrable Securities, as applicable), in each case upon the receipt of customary representations, certificates and other documentation from the Holder as reasonably requested by the Issuer, its counsel or the transfer agent, establishing that restrictive legends are no longer required. From and after such time as the benefits of Rule 144 or any other similar rule or regulation of the Commission that may allow Subscriber to sell securities of the Issuer to the public without registration are available to holders of the Issuer’s common stock for so long as Subscriber holds Registrable Securities, the Issuer shall, at its expense, make and keep public information available, as those terms are understood and defined in Rule 144; use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and such reports and other documents are required for the applicable provisions of Rule 144 to enable Subscriber to sell the Registrable Securities (if any) under Rule 144 for so long as Subscriber holds any Registrable Securities or Convertible Notes; and furnish to Subscriber, promptly upon Subscriber’s reasonable request, (i) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer, and (iii) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration;

5.2.2 advise Subscriber promptly, and in no event later than within three (3) business days:

(a) when a Registration Statement or any post-effective amendment thereto has become effective;

(b) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the

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statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, without the prior written consent of Subscriber, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding the Issuer;

5.2.3 use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

5.2.4 upon the occurrence of any event contemplated in Section 5.2.2(d), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

5.2.5 use its reasonable best efforts to cause all Registrable Securities to be listed on each securities exchange or market, if any, on which the Issuer Common Stock is then listed.

5.3 Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a bona fide transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer’s board of directors reasonably believes, upon the advice of legal counsel (which may be in-house counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel (which may be in-house counsel), to cause the Registration Statement to be misleading or to omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two occasions or for more than forty-five (45) consecutive calendar days (or a total of 90 days), in each case during any twelve-month period and the Issuer shall make such Registration Statement available for the sale by Subscriber of such securities promptly upon the termination of such Suspension Event. Upon receipt of any written notice from the Issuer of the occurrence of any Suspension Event during the period that any Registration Statement is effective or if as a result of a Suspension Event any Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena; provided that no material non-public information shall be provided to the Subscriber in connection with any such notice. Subscriber may deliver written notice (including via email in

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accordance with this Subscription Agreement) (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 5.3) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability (which notices shall not contain material non-public information and which notice shall not be subject Subscriber to any duty of confidentiality).

5.4 The Issuer shall indemnify and hold harmless Subscriber (to the extent it is included as a seller under the Registration Statement), its officers, directors, employees, advisers and agents, and each person who controls the Subscriber or any such Person (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each affiliate of the Subscriber (within the meaning of Rule 405 under the Securities Act) to the fullest extent permitted by applicable Law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that such untrue statements or alleged untrue statements, omissions or alleged omissions are based upon information regarding a Subscriber furnished in writing to the Issuer by a Subscriber expressly for use therein or a Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder. Notwithstanding the forgoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (B) as a result of offers or sales effected by or on behalf of any person by means of a free writing prospectus (as defined in Rule 405) that was not authorized in writing by the Issuer, or (C) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 5.3 hereof.

5.5 If any of the following events shall occur as a result of the Issuer’s failure to satisfy its obligations under this Section 5 (each, a “Registration Default”), then the Issuer shall accrue additional interest on the Convertible Notes (“Additional Interest”) to the Subscriber as follows:

(i) if the Registration Statement has not been declared effective on or prior to the date required in Section 5.1.1 (“Additional Interest Date”), then commencing on the Additional Interest Date, Additional Interest shall accrue on the aggregate outstanding principal amount of the Convertible Notes at a rate of 0.25% per annum for the first ninety (90) days from and including the Additional Interest Date and 0.50% per annum thereafter;

(ii) if the Issuer through its omission fails to name the Subscriber as a selling securityholder and such Subscriber had complied timely with its obligations hereunder in a manner to entitle such Subscriber to be so named in (i) the Registration Statement at the time it first became effective or (ii) any prospectus at the later of time of filing thereof or the time the Registration Statement of which such prospectus forms a part

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becomes effective, then Additional Interest shall accrue, on the aggregate outstanding principal amount of the Convertible Notes held by such Subscriber, at a rate of 0.25% per annum for the first ninety (90) days from and including the effective date of such Registration Statement or the time of filing of such prospectus, as the case may be, and 0.50% per annum thereafter, until such selling securityholder is so named; or

(iii) if the Registration Statement has been declared or becomes effective but ceases on or after the Additional Interest Date to be effective or usable for the offer and sale of the Registrable Securities issuable upon conversion of the Convertible Notes, other than due to a Suspension Event as set forth herein or as a result of a requirement to file a post-effective amendment for purposes of Section 10(a)(3) of the Securities Act or to file a post-effective amendment or supplement to a prospectus to make changes to the information regarding selling securityholders or the plan of distribution provided for therein, at any time following the Effectiveness Date that the Company does not cure the lapse of effectiveness or usability within ten (10) Business Days, then Additional Interest shall accrue on the aggregate outstanding principal amount of the Convertible Notes at a rate of 0.25% per annum for the first ninety (90) days from and including the day following such tenth (10th) Business Day and 0.50% per annum thereafter.

(iv) If a Registration Default occurs, the Additional Interest will accrue on the Convertible Note of the Subscriber from, and including, the date set forth in clauses (i) – (iii), respectively, for such Registration Default, until the earlier of (1) the day on which such Registration Default is cured and (2) the date on which the Registration Statement is no longer required to be kept effective. Any amounts of Additional Interest due pursuant to this Section 5 will be payable in cash on the date for payment of the stated interest on the Convertible Note to the Subscriber who is a holder of the Convertible Note of record as of the close of business on the relevant record dates for the payment of stated interest.

(v) The Additional Interest rate on any Convertible Note shall not accrue on any day at a combined rate in excess of 0.50% per annum and shall not accrue under more than one clause above for any given period of time, except that if Additional Interest would accrue because of more than one Registration Default, but at a rate of 0.25% per annum under one Registration Default and at a rate of 0.50% per annum under the other, then the Additional Interest rate shall be the higher rate of 0.50% per annum.

For the avoidance of doubt, payment in cash of Additional Interest on the Convertible Notes shall be subject to the terms of the Indenture and the subordination agreement related thereto, the Loan Agreement and the ABL Facility.

5.6 Piggyback Registration Rights for Underwritten Offerings.

(i) If (but without any obligation to do so) the Issuer proposes to register any of its Common Stock under the Securities Act in connection with an underwritten offering of such securities solely for cash, then the Issuer shall give written notice of such proposed offering to the Subscriber as soon as practicable but not less than ten (10) days before the anticipated filing date of the “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering and the name of the proposed managing underwriter or underwriters in such offering, and (B) offer to the Subscriber the opportunity to include in such underwritten offering such number of Registrable Securities as the Subscriber may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to clause (ii) of this Section 5.6, the Issuer shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing underwriter or underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Subscriber pursuant to this clause (i) to be included therein on the same terms and conditions as any similar securities of the Issuer included in such registered offering and to permit the sale of such Registrable Securities in accordance with the intended method of distribution thereof. The inclusion of any of the Subscriber’s Registrable Securities in a Piggyback Registration shall be subject to Subscriber agreeing to enter into an underwriting agreement and, if required by the Underwriters and entered into by the Company and all other selling stockholders thereunder, a lock-up in customary form with the underwriter(s) selected for such underwritten offering (provided that such lock-up shall not exceed 90 days and if any stockholders are released from such lock-up, the holders of Registrable Securities shall also be released).

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(ii) If the total amount of securities, including Registrable Securities of the Subscriber, requested to be included in such offering exceeds the amount of securities that the underwriters determine in their reasonable discretion is compatible with the success of the offering, then the Issuer shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters determine in their reasonable discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling security holders according to the total amount of securities entitled to be included therein owned by each selling security holder or in such other proportions as shall mutually be agreed to by such selling security holders).

(iii) Subscriber shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Issuer and the underwriter or underwriters (if any) of its intention to withdraw from such Piggyback Registration prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Issuer (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or otherwise abandon such offering. Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be responsible for all registration and filing fees, national securities exchange fees, blue sky fees and expenses, printing expenses and fees and disbursement of the Issuer’s counsel and accountants incurred in connection with the Piggyback Registration prior to its withdrawal under this clause (iii).

(iv) Subscriber shall have the right to irrevocably waive its rights under this Section 5.6 (without prejudicing or altering its other rights under this Section 5) by providing written notice to the Issuer in accordance with this Subscription Agreement, in which case the Issuer will not provide any notice contemplated by this Section 5.6.

5.7 Subscriber, severally and not jointly with any Other Subscriber, selling shareholder or person, shall indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable Law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement or the Make-Whole Registration Statement, any prospectus included in the Registration Statement or the Make-Whole Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any action arising from or in connection with the transactions contemplated by this Section 5.5 of which Subscriber is aware. Notwithstanding the forgoing, Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

6. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, subject, however, to the last sentence of this Section 6, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement or (iii) at the election of the Subscriber, if the Closing is not consummated on or prior to the Outside Date, other

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than as a result of a breach of Subscriber’s obligations hereunder; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Issuer for the Purchase Price hereunder shall be promptly (and in no event later than two (2) Business Days) be returned to Subscriber without any deductions for or on account of any tax, withholding, charges or set-off. For purposes hereof, the “Outside Date” shall mean March 23, 2022; provided, however, that in the event of an extension of the time for SPAC to complete a Business Combination in accordance with the terms and procedures set forth in Article 6F of the Ackrell Certificate of Incorporation, the Outside Date shall automatically be extended to June 23, 2022.

7. Miscellaneous.

7.1 Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription and the Transfer as contemplated by this Subscription Agreement.

7.1.1 Subscriber acknowledges that the Issuer, SPAC, and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Each of the Issuer and SPAC acknowledges that the Placement Agents and the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Issuer and SPAC contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 4.2.1 and 4.2.2 would not be satisfied as of the Closing. Prior to the Closing, each of the Issuer and SPAC agrees to promptly notify the Placement Agents and the Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate such that the conditions set forth in Sections 4.3.1 and 4.3.2 would not be satisfied as of the Closing.

7.1.2 Each of the Issuer, SPAC, Subscriber and each Placement Agent is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

7.1.3 The Issuer may request from Subscriber such additional information as the Issuer deems reasonably necessary to evaluate the eligibility of Subscriber to acquire the Convertible Notes, the Shares, the Warrants, the Make-Whole Shares (if any) or the Additional Make-Whole Shares (if any), and Subscriber shall provide such information as may be reasonably requested.

7.1.4 Expenses. The parties hereto shall pay all of their own expenses in connection with the transactions contemplated hereby.

7.1.5 Each of Subscriber, the Issuer and SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein no later than immediately prior to the consummation of the Transactions.

7.2 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3)

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business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, SPAC or Sponsor to:

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike #1968

Claymont, DE 19703

Attn: Stephen Cannon

Email: steve@spacpartners.com

with a required copy (which copy shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

Attention: Matthew A. Gray, Esq.

Email:mgray@egsllp.com

(iii) if to the Company, Dahle or NAI, to:

North Atlantic Imports, LLC

1073 W. 1700

N. Logan, UT 84321

Attention: Roger Dahle

Email: roger@blackstoneproducts.com

with a required copy (which copy shall not constitute notice) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Warren T. Lazarow, Esq. and Noah Kornblith

Email: wlazarow@omm.com and nkornblith@omm.com

7.3 Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof (but excluding any confidentiality agreement entered into by Subscriber and any of SPAC, the Issuer or the Company in connection with the offering contemplated hereby and the FS Engagement Letter).

7.4 Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived without the prior written consent of the parties hereto. Notwithstanding anything to the contrary herein, the rights, preferences or privileges of any Placement Agent hereunder may not be modified, waived or terminated in a manner that is adverse to such Placement Agent, without the prior written consent of such Placement Agent.

7.5 Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Convertible Notes, the Shares and the Warrants) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Convertible Notes, Shares or Warrants acquired hereunder, if any, and then only in accordance with this Subscription Agreement or, with respect to the Convertible Notes, the Indenture), and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, but subject to Section 4.4, the Subscriber may assign all or a portion of Subscriber’s rights and obligations under this

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Subscription Agreement to one or more affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Subscriber) or, with the Issuer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), to another person, subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, provided, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the Subscription, including, as applicable, the purchase of the Shares and the purchase of the Convertible Notes (and the payment of the purchase price therefor) contemplated thereby, unless the Issuer has given its prior written consent to the relief of such obligations, and such assignee agrees in writing to be bound by the terms of this Subscription Agreement.

7.6 Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.7 Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof that would result in the application of any other jurisdiction’s laws.

7.8 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware and any appellate courts of the foregoing courts, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 7.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 7.8, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT WHETHER NOW EXISTING OR HEREAFTER ARISING. NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

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7.9 Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. Upon such determination that any provision is invalid, illegal or unenforceable, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

7.10 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.11 Remedies.

7.11.1 The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.11 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

7.11.2 The parties acknowledge and agree that this Section 7.11 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.11.3 In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

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7.12 Survival of Representations and Warranties. All representations and warranties made by parties hereto in this Subscription Agreement shall survive for twelve (12) months following the Closing Date. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of Subscriber hereunder shall survive the consummation of the Transactions and remain in full force and effect.

7.13 No Broker or Finder. Other than the Placement Agents (which have been engaged by SPAC in connection with this Subscription and whose fees and expenses shall be borne by the SPAC), each of the Issuer, SPAC and Subscriber represents and warrants to the other parties hereto that no broker, finder or other financial consultant has acted on its behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on any other party hereto. Each of the Issuer, SPAC and Subscriber agrees to indemnify and save the other parties hereto harmless from any claim or demand for commission or other compensation by any broker, finder, financial consultant or similar agent claiming to have been employed by or on behalf of such party and to bear the cost of legal expenses incurred in defending against any such claim.

7.14 Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.15 Counterparts. This Subscription Agreement may be executed and delivered in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.16 Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is

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controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the SPAC prior to the Transactions will include the Sponsor.

7.17 Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

8. Disclosures.

8.1 Consent to Disclosure. Subscriber hereby consents to the publication and disclosure in any press release issued by the Issuer, SPAC or the Company or Form 8-K filed by the Issuer with the Commission in connection with the execution and delivery of the Business Combination Agreement and the proxy statement to be filed by the Issuer in connection with the approval of the Transactions by the stockholders of the Issuer (and, as and to the extent otherwise required by the federal securities laws or the Commission or any other securities authorities, any other documents or communications provided by the Issuer, SPAC or the Company to any Governmental Authority or to securityholders of the Issuer, SPAC or the Company) of Subscriber’s identity and beneficial ownership of Issuer Common Stock and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by the Issuer, SPAC or the Company, a copy of this Subscription Agreement; provided that, in the case of such disclosures by the Issuer, SPAC or the Company, the Issuer, SPAC or Company, as applicable, shall provide Subscriber with written notice at least two (2) Business Days prior to their release (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure, in each case, to the extent such disclosure specifically names Subscriber. Subscriber shall have the right to approve such disclosure (such approval not to be unreasonably withhold or delayed); provided that none of the Issuer, SPAC or the Company shall name Subscriber in any press release without Subscriber’s prior consent (in Subscriber’s sole discretion). Subscriber will promptly provide any information reasonably requested by the Issuer or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

8.2 Public Disclosure. The Issuer and/or the SPAC shall, by 9:00 a.m., eastern time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby, by the Business Combination Agreement and by any Other Subscription Agreements executed and delivered at such time and the Transactions and set forth in the presentation materials (which is commonly referred to as the PIPE deck) prepared by the Issuer, SPAC and the Company for the benefit of the Subscribers. For the avoidance of doubt, nothing contained in this Section 8.2 shall require the disclosure of any information that was shared with any investor in the PIPE Investment that executed (or any of its affiliates executed) a written confidentiality agreement with the Issuer, SPAC or the Company but was not shared with any such investors that did not execute such a written confidentiality agreement.

9. Claims Against Trust Account. Reference is made to the final prospectus of SPAC, dated as of December 21, 2020 and filed with the SEC (Registration No. 333-251060) on December 22, 2020 (the “Prospectus”). Subscriber hereby represents and warrants that it has read the Prospectus and understands that SPAC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment units acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of SPAC’s public stockholders (including overallotment units acquired by SPAC’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, SPAC may disburse monies from the Trust Account only: (a) to the Public

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Stockholders in the event they elect to redeem their subunits in connection with the consummation of SPAC’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”), (b) to the Public Stockholders if the SPAC fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (subject to extension for up to 18 months), and subject to further extension by an amendment to SPAC’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any taxes and up to $100,000 in dissolution expenses, or (d) to the SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of the Issuer and SPAC entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Subscriber hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), in connection with or relating in any way to, this Subscription Agreement and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). Subscriber on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that Subscriber or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with the Issuer, SPAC or their respective Representatives in connection with or relating in any way to this Subscription Agreement and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever in connection with or relating to this Subscription Agreement. Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Issuer, SPAC and their respective Affiliates to induce the Issuer and SPAC to enter in this Subscription Agreement, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its Affiliates under applicable law. To the extent Subscriber or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Issuer, SPAC or their respective Representatives in connection with this Subscription Agreement, which proceeding seeks, in whole or in part, monetary relief against the Issuer, SPAC or their respective Representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its Affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, this Section 9 shall not affect any rights of Subscriber or its affiliates to receive distributions from the Trust Account in their capacities as Public Stockholders upon the redemption of their SPAC shares or the liquidation of SPAC if it does not consummate a Business Combination prior to its deadline to do so. Notwithstanding the foregoing, nothing herein will serve to limit or prohibit (x) the Subscriber’s right to pursue a claim against the SPAC, its sponsor or the Issuer for legal relief against monies or other assets held outside the Trust Account (including any funds that have been released to the SPAC sponsor from the Trust Account in connection with a Business Combination, but excluding any distributions to Public Stockholders), for specific performance or other equitable relief or (y) any claims that the Subscriber may have in the future against the SPAC or the Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the SPAC or the Issuer and any assets that have been purchased or acquired with any such funds, but excluding any distributions to Public Stockholders). Notwithstanding anything in this Subscription Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Subscription Agreement.

10. [Forward Purchase Agreement. On or prior to the Closing Date, Subscriber agrees to enter into an FPA with the Grantors for the purchase of FPA Shares effective as of the Closing that will contain, inter alia, the following terms:

10.1 The purchase price per share of Issuer Common Stock shall be $10.00.

10.2 The aggregate purchase price paid for such Issuer Common Stock under such FPA shall be deposited into the Escrow Fund to secure the payment of the put option described in Section 10.4.

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10.3 The FPA Shares shall be deposited into an escrow account; provided that the sale or disposition of such FPA Shares may be directed in the sole discretion of the Subscriber subject to the pro rata release of the Escrow Fund in connection with any such sale or disposition as set forth in Section 10.5.

10.4 The FPA shall provide that the Subscriber shall be a Put Option exercisable during the 10-day period (the “Option Period”) commencing on the one year anniversary of the later of (i) the date on which all the Make-Whole Shares are transferred to the Subscribers and (ii) the date on which the Remaining Shares are transferred to the Transferors, in each case, in accordance with Section 2 hereof; provided that if Subscriber fails to exercise the Put Option by the end of the Option Period, any amounts remaining in the Escrow Fund shall be released to the applicable Grantors. The Put Option may be exercised in whole or in part at price per share equal to $10.00 which shall be paid from the Escrow Fund. Issuer shall provide 5 Business Days advance notice of the commencement of the Option Period.

10.5 In the event that Subscriber sells or transfers any FPA Shares prior to the Put Date, a portion of the Escrow Fund shall be released to the applicable Grantors in an amount equal to $10.00 multiplied by the number of FPA Shares sold or transferred.

10.6 Subscriber shall use commercially reasonable efforts to sell or transfer the FPA Shares at a price per share in excess of the $10.00.

10.7 Subscriber shall have registration rights in connection with the FPA Shares that shall be substantially similar to those provided is Section 5 of this Subscription Agreement.

10.8 Notwithstanding anything contained herein to the contrary, the FPA Shares shall be subject to the same transfer restrictions contained in Section 4.4 of this Subscription Agreement.]

11. [Waiver of Sovereign Immunity. With respect to the liability of Subscriber to perform its obligations under this Subscription Agreement, with respect to itself or its property, Subscriber:

11.1 agrees that, for purposes of the doctrine of sovereign immunity, the execution, delivery and performance by it of this Subscription Agreement constitutes private and commercial acts done for private and commercial purposes;

11.2 agrees that, should any proceedings be brought against it or its assets in any jurisdiction in relation to this Subscription Agreement or any transaction contemplated by this Subscription Agreement in accordance with the terms hereof, Subscriber is not entitled to any immunity on the basis of sovereignty in respect of its obligations under this Subscription Agreement, and no immunity from such proceedings (including, without limitation, immunity from service of process from suit, from the jurisdiction of any court, from an order or injunction of such court or the enforcement of same against its assets) shall be claimed by or on behalf of such party or with respect to its assets;

11.3 waives, in any such proceedings, to the fullest extent permitted by law, any right of immunity which it or any of its assets now has or may acquire in the future in any jurisdiction;

11.4 subject to the terms and conditions hereof, consents generally in respect of the enforcement of any judgment or award against it in any such proceedings to the giving of any relief or the issue of any process in any jurisdiction in connection with such proceedings (including, without limitation, pre-judgment attachment, post-judgment attachment, the making, enforcement or execution against or in respect of any assets whatsoever irrespective of their use or intended use of any order or judgment that may be made or given in connection therewith); and

11.5 specifies that, for the purposes of this provision, “assets” shall be taken as excluding “premises of the mission” as defined in the Vienna Convention on Diplomatic Relations signed at Vienna, April 18, 1961, “consular premises” as defined in the Vienna Convention on Consular Relations signed in 1963, and military property or military assets or property of the Investor.]1

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12. Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, any of its affiliates or any of its or their respective control persons, officers, directors or employees), other than the representations and warranties of the Issuer and SPAC expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber agrees that neither (i) any Other Subscriber pursuant to any Other Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s debt securities, capital stock or warrants (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber) nor (ii) the Company, its affiliates or any of its or their respective affiliates’ control persons, officers, directors, partners, agents or employees, shall be liable for Subscriber’s obligations hereunder. The parties hereto agree that (i) the Issuer will enter into separate Other Subscription Agreements with respect to each Other Subscriber and (ii) the Subscriber listed on the signature page hereto shall not have any liability under this Subscription Agreement or any Other Subscription Agreement for the obligations of any Other Subscriber under any Other Subscription Agreement. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Subscriber, any Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the formation by or existence among, Subscriber and Other Subscribers or any other investors, of a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or any other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Notes or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

[1]

Note to Draft: To be included for all sovereign wealth or similar investors. For avoidance of doubt this Section to be deleted from final version entered into with any Subscriber that is not a sovereign wealth or similar investor.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Issuer, SPAC and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

BLACKSTONE PRODUCTS, INC.

By:
Name:
Title:

ACKRELL SPAC PARTNERS I CO.

By:
Name:
Title:

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Accepted and agreed this [●] day of [●], 2021.

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: [●], 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered
(if different from the name of Subscriber listed directly above):

Email Address:_______________________

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN: __________________________	Joint Subscriber’s EIN: ________________

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Aggregate Number of Shares and/or Convertible Notes subscribed for:

Convertible Notes:

Issuer Common Stock:

Warrants:

Transfer Shares:

Aggregate Purchase Price: $ ____________.

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

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SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	1. We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

☐	2. We are subscribing for the Convertible Notes and/or the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐

1. We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

☐	2. We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is
☐	is not

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

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Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

1. Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	2. Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐	3. Any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940, as amended (the “Investment Advisors Act”) or registered pursuant to the laws of a state;

☐	4. Any investment adviser relying on the exemption from registering with the Securities and Exchange Commission (the “Commission”) under section 203(l) or (m) of the Investment Advisers Act;

☐	5. Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐

6. Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	7. Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐	8. Any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐

9. Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

10. Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	11. Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐

12. Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐

13. Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

14. Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the

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acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

15. Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

16. Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	17. Any entity in which all of the equity owners are “accredited investors”;

☐

18. Any entity, of a type not listed in Items 1 through 12, 16 or 17 above, not formed for the specific purpose of acquiring the securities offered, owning investments (as defined in rule 2a51-1(b) under the Investment Company Act) in excess of $5,000,000;

☐

19. Any natural person holding in good standing one or more of the following professional certifications or designations: the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65).

☐

20. Any natural person who is a “knowledgeable employee,” as defined in rule 3c-5(a)(4) under the Investment Company Act, of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Company Act;

☐

21. Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (a) With assets under management in excess of $5,000,000, (b) That is not formed for the specific purpose of acquiring the securities offered, and (c) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

☐

22. Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in Item 21 above and whose prospective investment in the issuer is directed by such family office pursuant to Item 21 (c) above.

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EXHIBIT A

Form of Convertible Notes Term Sheet

[See attached]

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TERM SHEET

Convertible Senior Notes due 2027

Summary of Principal Terms and Conditions

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Subscription Agreement to which this Term Sheet is attached (the “Subscription Agreement”).

Issuer:

Blackstone Products, Inc., a direct subsidiary of Ackrell SPAC Partners I

Co. (NASDAQ: ACKI, ACKIU, ACKIT, ACKIW) (the “SPAC”), the entity which survives as the public parent (the “Company”) resulting from the de-SPAC transaction (the “De-SPAC”) among the SPAC, North Atlantic Imports, LLC (the “Target”), Roger Dahle, North Atlantic Imports Inc. and Ackrell Merger Sub, Inc.

Guarantors:

The Convertible Senior Notes due 2027 of the Issuer (the “Notes”) and all obligations under the Indenture (as defined below) shall be unconditionally guaranteed, on a joint and several basis, by all obligors of any credit facility or capital markets debt of the Company and its subsidiaries (after giving effect to the De-SPAC).

Trustee:	To be selected by the Company with the consent of the Subscribers of the Notes of not less than a majority in aggregate principal amount of the Notes.

Indenture:

The Notes shall be issued pursuant to an indenture that is customary for a financing of this type, reflecting the terms of this Term Sheet and otherwise in form and substance reasonably acceptable to the holders of the Notes and the Company (the “Indenture”).

Ranking:

Senior Notes, to be expressly subordinated to (i) that certain Loan Agreement, dated as of October 15, 2021, among the Target, Holdings (as defined therein), the several financial institutions from time to time party to such agreement as lenders and White Oak Global Advisors, LLC, as Administrative Agent (the “WO Facility”) and (ii) that certain Credit Agreement, dated as of October 15, 2021, by and among Wells Fargo Bank, National Association, as agent, the lenders that are parties thereto, the Target, as administrative borrower, and the other loan parties party thereto from time to time (the “ABL Facility”), pursuant to a customary subordination agreement and to remain subordinated to any debt that refinances the WO Facility or the ABL Facility, if required in order to consummate such refinancing; provided, that such refinancing does not result in an increase in the total commitment above the WO Facility or the ABL Facility, as applicable.

Collateral:	None.

Maturity Date:	April 15, 2027 (the “Maturity Date”).

Issue Amount:	$111,333,000 to be funded at the closing of the De-SPAC.

Issue Price:	100.00%

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Interest Rate:

9.875% per annum, payable semi-annually. Prior to the second anniversary following the closing date of the Notes offering (the “Closing”), 50% of the interest will be paid in cash with the remaining 50% to be “paid-in-kind” (“PIK”) or, at the Company’s option, cash. On and after the second anniversary of the Closing, all interest will be paid in cash. Notwithstanding the foregoing, if any such amount of cash interest is not permitted by the WO Facility or the ABL Facility, the amount of permitted interest shall be paid in cash, the remaining amount of interest due shall be paid in PIK, and, in addition, such remaining amount of interest that would otherwise have been paid in cash to the holders of the Notes but is being paid in PIK as a result of this provision must be used to repay the WO Facility, subject to such prepayment not being prohibited by the WO Facility or the ABL Facility. The amount of amortization of the WO Facility will be the greater of the maximum amount of amortization under the WO Facility and the amount as calculated by this provision.

Default Interest:	Upon the occurrence and during the continuation of an event of default, interest on the Notes shall accrue at the stated rate plus an additional 2.0% per annum.

Amortization / Sinking Fund:	None.

Minimum Cash Condition to Funding:

(i) Minimum unrestricted cash on Company balance sheet at Closing will be at least $40.0 million (without giving effect to the proceeds from any forward purchase agreement or any other debt permitted by Section 4.3.11 of the Subscription Agreement, other than certain existing receivables factoring facilities (Walmart and Loews) in ordinary course of business consistent w/ past practice, and provided that the ABL Facility and the Letter of Credit can’t be drawn upon to meet the condition in this clause (i) and minimum availability under the ABL Facility will be at least $25.0 million at Closing); and (ii) net proceeds from trust account after giving effect to redemptions plus Notes plus the Subscription of Issuer Common Stock pursuant to the Subscription Agreement, the Other Subscription Agreements and Future Subscription Agreements (collectively, the “Equity PIPE”) minus transaction fees and expenses minus Transaction Cash Consideration (as defined in the Business Combination Agreement) will be equal to or greater than $40.0 million, which is reflected in the terms of the Subscription Agreement.

Minimum Equity Condition to Funding:

Minimum proceeds from (i) Equity PIPE of at least $30.0 million and (ii) Equity PIPE plus net proceeds from trust account after giving effect to redemptions will be equal to or greater than $40.0 million, provided that neither clause (i) nor clause (ii), shall include proceeds from any repurchase agreements, forward purchase agreements or other similar arrangements, which is reflected in the terms of the Subscription Agreement.

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Conversion Price:

The initial conversion price will be the lesser of (i) $11.50 and (ii) a 15% premium to the lowest per share price at which any equity of the Company is issued on or prior to the Closing Date; provided that in the event that any shares of Issuer Common Stock or other equity are issued on or prior to the Closing Date at a lower price per share than that set forth in the Subscription Agreement to which this Term Sheet is attached (for the avoidance of doubt and notwithstanding the Transfer Shares, the Warrants and the Escrowed Shares, such price per share in the Subscription Agreement is deemed to be $10.00), the conversion price will be based off of such lower price per share; provided further that the conversion price will be subject to adjustments that are usual and customary for financings of this type, including, without limitation, upon the occurrence of standard “Fundamental Change” events, for dividends and distributions, spin-offs, stock splits, below-market rights offerings to all holders, above-market tender offers to all holders and similar dilutive transactions (but for the avoidance of doubt, not for transactions that occur on the Issue Date in connection with the Transactions as provided for in the Business Combination Agreement). The initial conversion price, as so adjusted, being referred to herein as, the “Conversion Price.”

Optional Conversion:

Each Holder may from time to time elect to convert all or a portion of such Holder’s aggregate principal amount of the Notes (plus any accrued and unpaid interest thereon) at the Conversion Price into Class A Common Stock of the Company (the “Common Stock”).

Mandatory Conversion Feature:

At the Company’s option (upon a reasonable notice period to be mutually agreed by the Company and the holders of the Notes in the Indenture (e.g., 15-45 days), a portion of the Notes may be converted after April 15, 2025, if the closing price of the Common Stock on Nasdaq, or, if applicable, the NYSE is greater than $18 and has been greater than $18 for at least twenty (20) out of thirty (30) consecutive trading days; provided that the aggregate principal amount of Notes that can be converted in any 45 trading-day period, at the Company’s option, will be limited to an amount equal to 10% of the last 30 days’ trading volume; provided, further, that the shares underlying the Notes must be freely tradeable by non-affiliates pursuant to an exemption under the Securities’ Act (including for the avoidance of doubt, without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable) or there must be an and effective registration statement covering the resale of such underlying shares. Upon any early repayment or mandatory conversion of the Notes, the Company shall pay in cash all interest that otherwise would have been due through the Maturity Date (using a discount rate of T+50). Subject to the repurchase provision expressly set forth herein, the Company may not otherwise redeem the notes.

Repurchase Upon Fundamental Change:

Each Holder will have the right to cause the Company to repurchase for cash all or from time to time a portion of the Notes held by such Holder at any time upon the occurrence of a “Fundamental Change” (change of control or de-listing), at 100% pursuant to a high-yield change of control offer plus all interest that otherwise would have been due through the Maturity Date (using a discount rate of T+50).

Adjustment to Conversion Price:	In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change Make-Whole Table.

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Settlement Upon Conversion:	Common Stock.

Covenants:

The Convertible Note Documents shall contain affirmative and negative covenants similar to WO Facility and otherwise of the type that are usual and customary for convertible note offerings and non-convertible high-yield note financings (to be set at a cushion of [10]% to the WO Facility) to be reasonably agreed upon by the Company and the holders of the Notes, including, without limitation:

•  Debt incurrences, which shall not be permitted by the Company or its subsidiaries unless (a) the pro forma ratio of debt to EBITDA is less than [ ] (to be 1.5x less than leverage at closing), the Company is paying (and permitted to continue to pay) 100% cash interest at such time and (c) the subordination of the Notes to the WO Facility, or any refinancing thereof, has terminated (provided that the WO facility may be increased by up to 10% (of the initial funding amount) without being subject to the foregoing, and refinancing of the WO facility is permitted). Incremental debt must be pari in all respects with an existing tranche.

•  Other covenants to include: limitations on liens, restricted payments/investments, affiliate transactions, asset sales, dividend and other payment restrictions on subsidiaries, transfers of IP and mergers/consolidations.

• The Indenture will not permit the designation or maintenance of unrestricted subsidiaries.

•  The Indenture will restrict any repurchase or exchange of Notes in an aggregate principal amount of more than $10,000,000 unless such repurchase or exchange is offered to each Holder of the Notes on substantially the same terms.

Certain Voting Provisions

The terms and provisions of the Indenture may be amended or waived with the consent of the holders a majority in principal amount of the Notes; provided, however, that any amendments to or waivers of the restrictive covenants, payment terms and certain other terms and conditions to be agreed to in the Indenture shall require the consent of all holders of Notes.

Events of Default:

The Indenture shall contain defaults and events of default, and remedies in respect thereof, that are of the type usual and customary for convertible note financings and high yield note financings, including cross-acceleration to any credit facility.

Consent Fee:

The Company will not directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Form of Notes:

The Notes shall be issued in the form of one or more global notes in definitive, fully registered, book-entry form and deposited with or on behalf of The Depository Trust Company. The global notes will be issued in denominations of $2,000 and integral multiple of $1,000 in excess of $2,000 principal amount.

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Subordination Agreement:

Notes to be expressly subordinated to the WO Facility and the ABL Facility via a customary subordination agreement, which will include a 180-day standstill on remedies and a buy-out right at par (including any applicable call premium).

Reporting:	Annual Reports and 144A Reporting customary for similar Notes issuances.

Registration Rights:	Shares underlying Notes to be registered promptly (in no event later than the registration of any PIPE shares). Holders to have piggyback rights with respect to the shares underlying the Notes.

Governing Law:	New York.

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EXHIBIT B

Form of Warrant

[See attached]

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WARRANT AGREEMENT

This agreement is made as of [__], 2022 (the “Issuance Date”) between Blackstone Products, Inc., a Delaware corporation (“Company”), with offices at 1073 W. 1700, N. Logan, Utah 84321 and [WARRANT AGENT], a [__] corporation, with offices at [__] (“Warrant Agent”).

WHEREAS, the Company, Ackrell SPAC Partners I Co., a Delaware corporation (“SPAC”), Ackrell Merger Sub, Inc., a Delaware corporation (“Merger Sub”), North Atlantic Imports, LLC, a Utah limited liability company (the “NAI LLC”), Roger Dahle, an individual residing in Utah (“Dahle”), and North Atlantic Imports Inc., a business company formed under the laws of the British Virgin Islands (“NAI BVI”), have entering into that certain Business Combination Agreement, dated as of December [•], 2021 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which on the date hereof, inter alia, (i) Merger Sub will be merged with and into SPAC, with SPAC surviving the Merger as a wholly-owned subsidiary of the Company (the “Merger”) (ii) each share of SPAC’s common stock, par value $0.0001 per share issued and outstanding immediately prior to the Effective Time shall automatically be converted into and exchanged (the “Conversion”) for one validly issued, fully paid and nonassessable share of the Company’s common stock, par value $0.0001 per share (“Common Stock”), (iii) NAI BVI will contribute (the “NAI Contribution”) 45 shares of common stock, par value $1.00 per share of Cowell International Inc., a Utah corporation (“Cowell Common Stock”) to the Company in exchange for Common Stock, and 33 shares of Cowell Common Stock to SPAC and Cowell will redeem 22 shares of Cowell Common Stock in exchange for the Cash Consideration, (iv) Dahle will contribute (the “Dahle Contribution”) all of his membership interests in NAI LLC to the Company in exchange for shares of Common Stock, on the terms and subject to the conditions set forth therein and (v) as a result of clauses (iii) and (iv), the Company will become a wholly-owned subsidiary of the Company (collectively, the NAI Contribution, Dahle Contribution, Merger, Conversion and the other transactions contemplated by the Business Combination Agreement, the “Transactions”). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Business Combination Agreement;

WHEREAS, in connection with the Transactions, the Company and the SPAC have entered into Subscription Agreements with the subscribers signatory thereto (the “Subscribers”) pursuant to which certain Subscribers agreed to purchase from the Company Units (each, a “Unit”) consisting of one share of Common Stock and one-half of a Warrant to purchase Common Stock (“Warrant”) (each of which are detached from the other) for a purchase equal to $10.00 per Unit where each whole Warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described herein;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding, and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this agreement.

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2. Warrants.

2.1 Form of Warrant. Each Warrant shall be issued in registered form only, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board of Directors, Chief Executive Officer or other principal officer of the Company and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2 Uncertificated Warrants. Notwithstanding anything herein to the contrary, any Warrant may be issued in uncertificated or book-entry form through the Warrant Agent and/or the facilities of The Depository Trust Company (the “Depositary”) or other book-entry depositary system, in each case as determined by the Board of Directors of the Company or by an authorized committee thereof. Any Warrant so issued shall have the same terms, force and effect as a certificated Warrant that has been duly countersigned by the Warrant Agent in accordance with the terms of this Agreement.

2.3 Effect of Countersignature. Except with respect to uncertificated Warrants as described above, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.4 Registration.

2.4.1 Warrant Register. The Warrant Agent shall maintain books (“Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.4.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is then registered in the Warrant Register (“registered holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4.3 Fractional Warrants. The Company shall not issue fractional Warrants other than as part of the Units, each of which is comprised of one share of Common Stock and one-half of one whole Warrant. Any fractional Warrants shall be rounded down to the nearest whole Warrant.

3. Terms and Exercise of Warrants

3.1 Warrant Price. Each whole Warrant shall, when countersigned by the Warrant Agent (except with respect to uncertificated Warrants), entitle the registered holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of shares of Common Stock stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof. The term “Warrant Price” as used in this Agreement refers to the price per share at which the shares of Common Stock may be purchased at the time a Warrant is exercised.

3.2 Duration of Warrants. A Warrant may be exercised only during the period commencing on the Issuance Date and ending on the earlier to occur of (i) the five year anniversary of the Issuance Date, (ii) the Redemption Date as provided in Section 6.2 of this Warrant Agreement and (iii) the liquidation of the Company (“Expiration Date”). The period of time from the Issuance Date until the expiration of this Warrant shall hereafter be referred to as the “Exercise Period.” Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), as applicable, if this Warrant is not exercised on or before the Expiration Date, it shall become void, and all rights hereunder shall cease at the close of business on the Expiration Date. The Company

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in its sole discretion may extend the duration of this Warrant by delaying the Expiration Date; provided, however, that the Company will provide at least twenty (20) days’ prior written notice of any such extension to the Holder and, provided further that any such extension shall be applied consistently to all of the Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full the Warrant Price for each share of Common Stock as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, as follows:

(a)	by good certified check or good bank draft payable to the order of the Warrant Agent or wire transfer; or

(b)

in the event of redemption pursuant to Section 6 hereof in which the Company’s management has elected to force all holders of Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the Warrant Price and the “Fair Market Value” (defined below) by (y) the Fair Market Value. Solely for purposes of this Section 3.3.1(b), the “Fair Market Value” shall mean the average last reported sale price of the Common Stock for the five (5) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of the Warrants pursuant to Section 6 hereof; or

(c)

in the event the registration statement required by Section 5 of the Subscription Agreement is not effective and current and subject to Section 3.3.2, by surrendering this Warrant for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “Fair Market Value” by (y) the Fair Market Value; provided, however, that no cashless exercise shall be permitted unless the Fair Market Value is equal to or higher than the exercise price. Solely for purposes of this Section 3.3.1(c), the “Fair Market Value” shall mean the average reported last sale price of the Common Stock for the five (5) trading days ending on the trading day prior to the date of exercise.

3.3.2 Issuance of Shares of Common Stock. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if any), the Company shall issue to the registered holder of such Warrant a certificate or certificates, or book entry position, for the number of shares of Common Stock to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant, or book entry position, for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, in no event will the Company be required to net cash settle the Warrant exercise. No Warrant shall be exercisable for cash and the Company shall not be obligated to issue shares of Common Stock upon exercise of a Warrant unless the Common Stock issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless.

3.3.3 Valid Issuance. All shares of Common Stock issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4 Date of Issuance. Each person in whose name any book entry position or certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on

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the date on which the Warrant, or book entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books or book entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this Section 3.3.5; provided, however, no holder of a Warrant shall be subject to this Section 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the shares of Common Stock outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of shares of Common Stock beneficially owned by such person and its affiliates shall include the number of shares of Common Stock issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude shares of Common Stock that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (1) the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K or other public filing with the SEC as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Warrant Agent setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends; Split Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split up of shares of Common Stock, or other similar event, then, on the effective date of such stock dividend, split up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding shares of Common Stock.

4.2 Aggregation of Shares. If after the date hereof, the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding shares of Common Stock.

4.3 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the shares of Common Stock or other shares of the Company’s capital stock into which the Warrants are convertible

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(an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by all outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend); provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in Section 4.1 above or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend) and as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Common Stock issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50.

4.4 Adjustments in Exercise Price. Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as provided in Sections 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so purchasable immediately thereafter.

4.5 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than a change covered by Section 4.1, 4.2 or 4.3 hereof or that solely affects the par value of the Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Common Stock of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event. If any reclassification also results in a change in the Common Stock covered by Section 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.6 Requirement to Make Adjustments; Notices of Changes in Warrant. The Company shall have an affirmative duty to make the adjustments set forth in Sections 4.1, 4.2 and 4.3. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4, 4.5, or 4.6, then, in any such event, the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

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4.7 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional shares of Common Stock upon an exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number of the number of shares of Common Stock to be issued to such holder.

4.8 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.9 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures, in the case of certificated Warrants, properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, either in certificated form or in book entry position, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants, or book entry positions, as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.4 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1 Redemption. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the last sales price of the Common Stock equals or exceeds $18.00 per share (subject to adjustment in accordance with Section 4 hereof),

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on each of twenty (20) trading days within any thirty (30) trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to Section 3.3.1(b); provided, however, that if and when the Warrants become redeemable by the Company, the Company may exercise such redemption right if, and only if, there is a current registration statement in effect with respect to the Shares underlying the Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption

6.2 Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem all of the Warrants that are subject to redemption, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date to the registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with Section 3 of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to Section 3.3.1(b), the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the “Fair Market Value” in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder. A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Shares of Common Stock. The Company shall at all times reserve and keep available a number of its authorized but unissued shares of Common Stock that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Shares of Common Stock. The Company has agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon exercise of this Warrant in the Subscription Agreement.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of shares of Common Stock upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

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8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the shares of Common Stock not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chairman of the Board of Directors of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless

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against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of the Warrant Agent’s fraud, gross negligence, willful misconduct, or bad faith.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant or as to whether any shares of Common Stock will, when issued, be valid and fully paid and nonassessable.

8.4.4 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of shares of Common Stock through the exercise of Warrants.

9. Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Blackstone Products, Inc.

1073 W. 1700

N. Logan, UT 84321

Attention: Roger Dahle

Email: roger@blackstoneproducts.com

with a required copy (which copy shall not constitute notice) to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Warren T. Lazarow, Esq. and Noah Kornblith

Email: wlazarow@omm.com and nkornblith@omm.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

[WARRANT AGENT]

[ADDRESS]

[ADDRESS]

Attn: [___]

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with a copy in each case to:

[___]

[___]

[___]

Attn: [___]

9.3 Applicable Law; Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “Foreign Action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “Enforcement Action”), and (y) having service of process made upon such warrant holder in any Enforcement Action by service upon such warrant holder’s counsel in the Foreign Action as agent for such warrant holder.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the registered holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

9.6 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or

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questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent or vote of the registered holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may extend the duration of the Exercise Period pursuant to Section 3.2 without the consent of the registered holders. Notwithstanding anything contained herein to the contrary, any amendment that materially and disproportionately affects the rights of less than all of the holders shall require the consent of the affected holders.

9.9 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

BLACKSTONE PRODUCTS, INC

By:
Name:
Title:

[WARRANT AGENT]

By:
Name:
Title:

[Signature page to Warrant Agreement]

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EXHIBIT A

Form of Warrant

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE ACT, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE SHARES OF COMMON STOCK OF BLACKSTONE PRODUCTS, INC., A DELAWARE CORPORATION (THE “COMPANY”) ISSUED UPON EXERCISE OF THIS CERTIFICATE SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER THE TERMS OF THE SUBSCRIPTION AGREEMENT EXECUTED BY THE COMPANY.

[ADDITIONAL LEGENDS AS REQUIRED BY LAW OR TERMS OF AGREEMENTS]

NUMBER W-_______-	_______WARRANTS

THIS WARRANT WILL BE VOID IF NOT EXERCISED PRIOR TO THE EXPIRATION DATE (DEFINED BELOW)

BLACKSTONE PRODUCTS, INC.

CUSIP [_____]

WARRANT

THIS CERTIFIES THAT, for value received ______, is the registered holder of a warrant or warrants (the “Warrant(s)”) of Blackstone Products, Inc., a Delaware corporation (the “Company”), expiring at 5:00 p.m., New York City time, on the on the earlier to occur of (i) the five year anniversary of the issuance date of this Warrant, (ii) the date fixed for redemption of this Warrant as provided below and (iii) the liquidation of the Company (the “Expiration Date”), to purchase one fully paid and non-assessable share of common stock, par value $0.0001 per share (“Shares”), of the Company for each Warrant evidenced by this Warrant Certificate. The Warrant entitles the holder thereof to purchase Shares from the Company, commencing on the Issuance Date upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of [WARRANT AGENT] (the “Warrant Agent”), but only subject to the conditions set forth herein and in the Warrant Agreement between the Company and [WARRANT AGENT] (the “Warrant Agreement”). In no event will the Company be required to net cash settle any warrant exercise. The term “Warrant Price” as used in this Warrant Certificate refers to the price per Share at which Shares may be purchased at the time the Warrant is exercised. The initial Warrant Price per Share is equal to $11.50 per share. The Warrant Agreement provides that upon the occurrence of certain events the Warrant Price, the Redemption Trigger Price (defined below) and the number of Shares purchasable hereunder, set forth on the face hereof, may, subject to certain conditions, be adjusted.

No fraction of a Share will be issued upon any exercise of a Warrant. If the holder of a Warrant would be entitled to receive a fraction of a Share upon any exercise of a Warrant, the Company shall, upon such exercise, round up to the nearest whole number the number of Shares to be issued to such holder.

Upon any exercise of the Warrant for less than the total number of full Shares provided for herein, there shall be issued to the registered holder hereof or the registered holder’s assignee a new Warrant Certificate covering the number of Shares for which the Warrant has not been exercised.

Warrant Certificates, when surrendered at the office or agency of the Warrant Agent by the registered holder in person or by attorney duly authorized in writing, may be exchanged in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants.

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Upon due presentment for registration of transfer of the Warrant Certificate at the office or agency of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any applicable tax or other governmental charge.

The Company and the Warrant Agent may deem and treat the registered holder as the absolute owner of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the registered holder, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

This Warrant does not entitle the registered holder to any of the rights of a stockholder of the Company.

The Company reserves the right to call the Warrant at any time prior to its exercise with a notice of call in writing to the holders of record of the Warrant, giving at least 30 days’ notice of such call, at any time while the Warrant is exercisable, if the last sale price of the Shares has been at least $18.00 per share (subject to adjustment in accordance with Section 4 of the Warrant Agreement) (the “Redemption Trigger Price”) on each of 20 trading days within any 30 trading day period (the “30-day trading period”) commencing after the Warrants become exercisable and ending on the third business day prior to the date on which notice of such call is given and if, and only if, there is a current registration statement in effect with respect to the Shares underlying the Warrants commencing five business days prior to the 30-day trading period and continuing each day thereafter until the date of redemption. The call price of the Warrants is to be $0.01 per Warrant. Any Warrant either not exercised or tendered back to the Company by the end of the date specified in the notice of call shall be canceled on the books of the Company and have no further value except for the $0.01 call price.

By:
	President	Secretary

Secretary

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SUBSCRIPTION FORM

To Be Executed by the Registered Holder in Order to Exercise Warrants

The undersigned Registered Holder irrevocably elects to exercise ______________ Warrants represented by this Warrant Certificate, and to purchase the Common Stock issuable upon the exercise of such Warrants, and requests that Certificates for such shares shall be issued in the name of

(PLEASE TYPE OR PRINT NAME AND ADDRESS)

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER)

and be delivered to

(PLEASE PRINT OR TYPE NAME AND ADDRESS)

and, if such number of Warrants shall not be all the Warrants evidenced by this Warrant Certificate, that a new Warrant Certificate for the balance of such Warrants be registered in the name of, and delivered to, the Registered Holder at the address stated below:

Dated: _________________

(SIGNATURE)

(ADDRESS)

(TAX IDENTIFICATION NUMBER)

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ASSIGNMENT

To Be Executed by the Registered Holder in Order to Assign Warrants

For Value Received, _______________________ hereby sell, assign, and transfer unto

(PLEASE TYPE OR PRINT NAME AND ADDRESS)

(SOCIAL SECURITY OR TAX IDENTIFICATION NUMBER)

and be delivered to
(PLEASE PRINT OR TYPE NAME AND ADDRESS)

______________________ of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitute and appoint _________________________________ Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated: ______________

(Signature)

THE SIGNATURE TO THE ASSIGNMENT OF THE SUBSCRIPTION FORM MUST CORRESPOND TO THE NAME WRITTEN UPON THE FACE OF THIS WARRANT CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A COMMERCIAL BANK OR TRUST COMPANY OR A MEMBER FIRM OF THE NYSE AMERICAN, NASDAQ, NEW YORK STOCK EXCHANGE, PACIFIC STOCK EXCHANGE, OR CHICAGO STOCK EXCHANGE.

F-66

Annex G

Confidential	December 19, 2021

Ackrell SPAC Partners I Co.

2093 Philadelphia Pike, Suite 1968

Claymont, DE 19703

Attention: The Special Committee of the Board of Directors

Ladies and Gentlemen:

Ackrell SPAC Partners I Co., a Delaware corporation (the “Company”), has engaged Duff & Phelps, A Kroll Business operating as Kroll, LLC (“Duff & Phelps”), to serve as an independent financial advisor to the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) in connection with the Special Committee’s consideration of the Company’s proposed Target Business Combination (as defined below) with North Atlantic Imports, LLC d/b/a Blackstone Products (the “Target”), specifically to provide it with a written opinion as to whether the Aggregate Consideration (as defined below) to be issued and paid by Newco (as defined below) in the Contributions (as defined below) and by the Company in the NAI Cash Purchase (as defined below), taken together, after giving effect to the Merger (as defined below), the NAI Cash Redemption (as defined below) and the Target Redemption (as defined below), is fair to the Company, from a financial point of view (the “Opinion”).

Description of the Target Business Combination

It is Duff & Phelps’ understanding that the Company is contemplating entering into a Business Combination Agreement (the “Agreement”), by and among the Company, Blackstone Products, Inc., a newly formed Delaware corporation and wholly-owned subsidiary of the Company (“Newco”), Ackrell Merger Sub Inc., a newly formed Delaware corporation and wholly-owned subsidiary of Newco (“Merger Sub”), the Target, Roger Dahle, an individual residing in Utah and holder of certain membership interests in the Target (“Dahle”), and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI”), pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with and into the Company, (ii) the Company will survive the Merger as a wholly owned subsidiary of Newco, and (iii) each outstanding share of common stock of the Company (“Company Common Stock”) will be converted into the right to receive one (the “Exchange Ratio”) share of common stock of Newco. We also understand that pursuant to the Merger Agreement, (i) immediately after the Merger, (a) NAI will contribute (the “NAI Contribution”) to Newco 45 shares of common stock (“Cowell Common Stock”) of Cowell International Inc., a Utah corporation and a wholly-owned subsidiary of NAI (“Cowell”), in exchange for a number shares of Newco Common Stock (the “NAI Stock Consideration”), (b) NAI will transfer to the Company 33 shares of Cowell Common Stock (the “NAI Cash Purchase”) in exchange for $150,000,000 in cash (the “NAI Cash Purchase Consideration”), and

Duff & Phelps	T +1 212 871 2000
55 E. 52nd St.
Floor 17
New York, NY 10055

Ackrell SPAC Partners I Co.

December 19, 2021

(c) Cowell will redeem from NAI 22 shares of Cowell Common Stock (the “NAI Cash Redemption”) in exchange for $100,000,000 in cash, and (ii) immediately after the NAI Contribution, Dahle will contribute (the “Dahle Contribution” and together with the NAI Contribution, the “Contributions”) to Newco all of his membership interests in the Target in exchange for a number of shares of Newco Common Stock (the “Dahle Stock Consideration” and, together with the NAI Stock Consideration, the NAI Cash Purchase Consideration, the “Aggregate Consideration”). We in addition understand that, (i) prior to the Merger, the Target will redeem certain of its membership interests held by Cowell in exchange for $100,000,000 in cash (the “Target Redemption”) and, in connection therewith, the Target will incur indebtedness (the “Target Redemption Debt”) having a principal amount of $100,000,000 and (ii) contemporaneously with the execution of the Agreement, the Company and certain investors will enter into subscription agreements pursuant to which such investors will purchase (the “PIPE Investment”) shares of Newco Common Stock and/or new convertible notes (“Convertible Notes”) issued by Newco, in each case in a private placement or placements to be consummated immediately prior to the Merger. The Merger, the Contributions, the NAI Cash Purchase, the NAI Cash Redemption, the Target Redemption and the PIPE Investment are collectively referred to herein as the “Target Business Combination.”

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Company’s audited balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholder’s equity and cash flows for the period from December 31, 2019 through December 31, 2020 on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 31, 2021 and the Company’s unaudited interim financial statements for March 31, 2021 and June 30, 2021 included in the Company’s Form 10-Q filed with the SEC on May 24, 2021 and August 23, 2021, respectively;

b.

Audited financial information for the Target for the years ending December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020, and unaudited financial information for the Target for the eleven months ended November 30, 2021, which Target’s management identified as being the most current financial statements available and on which we were instructed to rely by the Company management;

c.

Capitalization information for Newco, prepared by the Company, pro forma for the Target Business Combination, provided to us by management of the Company and on which we were instructed to rely by management of the Company;

d.

Other internal documents relating to the history, current operations, and probable future outlook of the Target, including financial projections for the years ended December 31, 2021 through December 31, 2024, prepared by the Target and provided to us by management of the Company (the “Financial Projections”) and on which we were instructed to rely by the management of the Company and by the Special Committee;

Ackrell SPAC Partners I Co.

December 19, 2021

e.

A letter dated December 17, 2021 from the management of the Company which made certain representations as to historical financial statements, the Financial Projections and the assumptions underlying the Financial Projections, for the Company and the Target, respectively;

f.	The Project Castle Investor Presentation dated October 2021;

g.	A draft of the Agreement, dated December 17, 2021;

h.	A draft of the Subscription Agreement, dated December 16, 2021 (the “Subscription Agreement”); and

i.	A draft of the Term Sheet for the Convertible Senior Notes due 2027, dated December 17, 2021;f

2.	Discussed the information referred to above and the background and other elements of the Target Business Combination with the management of the Company and with the management of the Target;

3.	Discussed with management of the Target the plans and intentions with respect to the management and operation of the Target following the completion of the Target Business Combination;

4.	Reviewed the historical trading price and trading volume of the Company’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain financial and comparative analyses, including a discounted cash flow analysis and an analysis of selected public companies that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Target Business Combination, Duff & Phelps, with the Special Committee’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.

Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Target Business Combination, including whether all procedures required by law to be taken in connection with the Target Business Combination have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions, including the assumption that the PIPE Investment will be completed on or prior to consummation of the Merger;

4.

Assumed that information supplied by and representations made by Company and Target management regarding the Company, the Target, and the Target Business Combination are accurate in all respects, except as would not be material to our analyses or this Opinion;

5.	Assumed that the representations and warranties made in the Agreement are accurate in all respects, except as would not be material to our analyses or this Opinion;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

Ackrell SPAC Partners I Co.

December 19, 2021

7.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.

Assumed that all of the conditions required to implement the Target Business Combination will be satisfied and that the Target Business Combination will be completed in accordance with the Agreement without any amendments thereto or waivers of any terms or conditions thereof that would be material to our analyses or this Opinion; and

9.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Target Business Combination will be obtained without any adverse effect on the Company, the Target, or the contemplated benefits expected to be derived in the Target Business Combination.

Given the Company’s nature as a special purpose acquisition company, for purposes of this Opinion and at the Special Committee’s direction and with the Special Committee’s consent, Duff & Phelps has assumed that (i) each share of Company Common Stock, and each share of Newco Common Stock issued as Aggregate Consideration, has a value of $10.00 per share, with such $10.00 value being based on the sale price of the units sold in the Company’s initial public offering, the approximate amount of cash contained in the Company’s trust account per outstanding share of Company Common Stock, and with respect to the Newco Common Stock issued as Aggregate Consideration, the exchange ratio of one share of Newco Common Stock for one share of Company Common Stock provided for in the merger, (ii) 55.767 million shares of Newco Common Stock, in the aggregate, will be issued by Newco in the Contributions, and (iii) the value of the share of Newco Common Stock included in the Aggregate Consideration will be equal to $557.7 million, in each case subject to adjustment for the contingent right to receive equity issued by the Target to Dahle and assumed by Newco pursuant to the Agreement (as to which adjustment we express no view or opinion). In addition, with the Special Committee’s consent, we have evaluated the fairness, from a financial point of view, to the Company of the Aggregate Consideration to be issued and paid by Newco in the Contributions and by the Company in the NAI Cash Purchase, taken together, as though all of the Aggregate Consideration was being paid by, and the Target was being acquired by, the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Target Business Combination.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of the Company, Target or any other party to the Target Business Combination or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Target Business Combination, the assets, businesses or operations of the Company or Target, or any alternatives to the Target Business Combination, (ii) negotiate the terms of the Target Business Combination, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the

Ackrell SPAC Partners I Co.

December 19, 2021

circumstances, be negotiated among the parties to the Agreement and the Target Business Combination, or (iii) advise the Special Committee or any other party with respect to alternatives to the Target Business Combination.

Duff & Phelps is not expressing any opinion as to the market price or value of Newco’s common stock or other securities, the Company’s common stock or other securities or the Target’s common stock or other securities (or anything else) after the announcement or the consummation of the Target Business Combination. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of Newco’s, the Company’s, the Target’s or any other party’s officers, directors, or employees, or any class of such persons, whether relative to the consideration be issued and paid by the Company and Newco in the Target Business Combination pursuant to the Agreement or otherwise, or with respect to the fairness of any such compensation.

This Opinion is furnished for the use and benefit of the Special Committee (in its capacity as such) and at the direction of the Special Committee, the Board of Directors (in its capacity as such), in connection with their consideration of the Target Business Combination and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Target Business Combination versus any alternative strategy or transaction; (ii) other than assuming the consummation thereof in accordance with the Agreement, does not address the Target Redemption, the Target Redemption Debt, the NAI Cash Redemption or the PIPE Investment; (iii) is not a recommendation as to how the Special Committee, the Board or any equityholder of the Company or the Target should vote or act with respect to any matters relating to the Target Business Combination including, without limitation, whether any holder of Company Common stock should redeem their shares of Company Common Stock, or whether to proceed with the Target Business Combination or any related transaction, and (iv) does not indicate that the Aggregate Consideration to be issued and paid by Newco and the Company in the Target Business Combination pursuant to the Agreement is the best possibly attainable by the Company under any circumstances; instead, it merely states whether the Aggregate Consideration to be issued and paid by the Company and Newco, taken together, in the Target Business Combination pursuant to the Agreement is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Target Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of (a) the Target Business Combination (including, without limitation, the form or structure of the Target Business Combination) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Target Business Combination or (ii) the fairness, financial or otherwise, of the Target Business Combination and/or the Agreement to, or of any consideration to be paid to or received by, the holders of any class of securities of the Company, Newco or the Target. This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of the Company or any other party or person). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of the Company by any equityholder or group of stockholders of the Target.

Ackrell SPAC Partners I Co.

December 19, 2021

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, the entirety of Duff & Phelps’ fee is deemed to be earned upon the delivery by Duff & Phelps of this Opinion to the Special Committee; a portion of such fee is payable upon delivery of this Opinion to the Special Committee and a substantial portion is payable upon the closing of the Target Business Combination. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Target Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Aggregate Consideration to be issued and paid by Newco in the Contributions and by the Company in the NAI Cash Purchase, taken together, after giving effect to the Merger, the NAI Cash Redemption and the Target Redemption, is fair to the Company, from a financial point of view.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, A Kroll Business

Duff & Phelps, A Kroll Business
Kroll, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend, or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant’s certificate of incorporation that will be effective upon the consummation of the business combination will contain a provision which eliminates directors’ personal liability as set forth above, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

The Registrant’s certificate of incorporation and bylaws that will be effective upon the consummation of the business combination will provide in effect that the Registrant shall indemnify its directors and officers to the extent permitted by Delaware law. Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The Registrant will maintain insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors. In addition, the Registrant intends to enter into indemnification agreements with each of its directors and officers prior to the consummation of the business combination. These indemnification agreements may require the Registrant, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of the Registrant’s directors or officers.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit Number	Description

2.1	Business Combination Agreement dated as of December 22, 2021, by and among Ackrell SPAC Partners I Co., Blackstone Products, Inc., Ackrell Merger Sub Inc., North Atlantic Imports, LLC, Roger Dahle and North Atlantic Imports, Inc (included as Annex A to the proxy statement/prospectus).

3.1	Certificate of Incorporation of the Registrant as filed with the Secretary of State of the State of Delaware on December 15, 2021

3.2	Bylaws of the Registrant

3.3	Amended and Restated Certificate of Incorporation of the Registrant*

4.1	Specimen Common Stock Certificate*

4.2	Specimen Warrant Certificate*

5.1	Opinion of Ellenoff Grossman & Schole LLP*

8.1	Tax Opinion of Ellenoff Grossman & Schole LLP*

10.1	Form of Stockholder Ackrell Support Agreement

10.2	Form of Amended and Restated Registration Rights Agreement

10.3	Form of Lock-up Agreement

10.4	Form of NewCo 2022 Incentive Plan (included as Annex C to the proxy statement/prospectus)

10.5	Form of NewCo 2022 Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus)

10.6	Form of Subscription Agreement (included as Annex F to the proxy statement/prospectus)

10.7	Form of Transferor Agreement

10.8	Form of Employment Agreement by and between the Registrant and Roger Dahle*

23.1	Consent of UHY LLP

23.2	Consent of Marcum LLP

23.4	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)*

23.5	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)*

23.6	Consent of Burshek Research & Consulting

24.1	Power of Attorney (contained on the signature page to this registration statement)

Exhibit Number	Description

99.1	Form of Proxy Card for Stockholders*

99.2	Consent of Roger Dahle, as designee to the board of directors

99.3	Consent of Michael Ackrell, as designee to the board of directors

99.4	Consent of Fred Beck, as designee to the board of directors

99.5	Consent of Denise Garner, as designee to the board of directors

99.6	Consent of Bradley Johnson, as designee to the board of directors

99.7	Consent of Janet Lamkin, as designee to the board of directors

99.8	Consent of Shawn Lee, as designee to the board of directors

99.9	Consent of Duff & Phelps

107	Filing Fee Tables

*	To be filed by amendment.
**	Previously filed.
+	The exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Claymont, State of Delaware, on the 15th day of February, 2022.

Blackstone Products, Inc.

By:	/s/ Daniel L. Sheehan
Name:	Daniel L. Sheehan
Title:	President and Secretary (principal executive officer)

By:	/s/ Long Long
Name:	Long Long
Title:	Vice-President and Treasurer (principal financial officer and accounting officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Daniel L. Sheehan and Long Long, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Ackrell SPAC Partners I Co., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel L. Sheehan Daniel L. Sheehan	Director, President and Secretary (principal executive officer)	February 15, 2022

/s/ Long Long Long Long	Vice-President and Treasurer (principal financial officer and principal accounting officer)	February 15, 2022